As filed with the Securities and Exchange Commission on October 16, 2023
Registration No. 333-274245
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
AMENDMENT NO. 2
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BANC OF CALIFORNIA, INC.
(Exact Name of Registrant as Specified in Its Charter)
MARYLAND	6021	04-3639825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Ido Dotan
Executive Vice President, General Counsel and Corporate Secretary
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Sven G. Mickisch Matthew H. Nemeroff Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Paul W. Taylor President and Chief Executive Officer PacWest Bancorp 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212-2007 (310) 887-8500	Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (202) 956-7500	H. Rodgin Cohen Mark J. Menting Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the mergers described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in the accompanying joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in the accompanying joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION— DATED October 16, 2023

To the Stockholders of Banc of California, Inc. and the Stockholders of PacWest Bancorp
MERGER AND ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Banc of California, Inc., a Maryland corporation (“BANC”), and PacWest Bancorp, a Delaware corporation (“PACW”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of BANC and PACW. We are requesting that you take certain actions as a holder of BANC common stock (a “BANC stockholder”) or as a holder of PACW common stock (a “PACW stockholder”).
On July 25, 2023, BANC, PACW and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BANC (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, BANC and PACW have agreed to combine their respective businesses through a series of mergers. The transaction will create the premier relationship-focused business bank in California with approximately $36.1 billion in assets, $25.3 billion in total loans, $30.5 billion in total deposits and more than 70 branches in California.
On the terms and subject to the conditions set forth in the merger agreement, at the closing, Merger Sub will merge with and into PACW (the “first merger”), with PACW as the surviving entity. Immediately following the first merger, PACW will merge with and into BANC (the “second merger” and together with the first merger, the “mergers”), with BANC as the surviving corporation (the “combined company” and certain references to “BANC” herein refer to the combined company following the second merger, as the context requires). Promptly following the second merger, Pacific Western Bank, a California-chartered non-member bank (“PACW Bank”) and, as of immediately prior to the second merger, a wholly-owned subsidiary of PACW, will become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, Banc of California, National Association, a national banking association and a wholly-owned subsidiary of BANC (“BANC N.A.”), will merge with and into PACW Bank (the “bank merger” and together with the mergers, the “combination”), with PACW Bank continuing as the surviving bank (the “surviving bank”). Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock (the “exchange ratio”) they own, subject to certain exceptions. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive per share of PACW common stock is fixed, the market value of the merger consideration will fluctuate with the market price of BANC common stock and will not be known at the time PACW stockholders vote on the merger agreement. Based on the closing price of BANC common stock on the New York Stock Exchange (the “NYSE”) on July 24, 2023, the last trading day before the public announcement of the mergers, the exchange ratio represented an implied value of approximately $8.64 for each share of PACW common stock. Based on the closing price of BANC common stock on the NYSE on [ ], 2023, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $[ ], the exchange ratio represented an implied value of approximately $[ ] for each share of PACW common stock. The value of the BANC common stock at the time of completion of the mergers could be greater than, less than or the same as the value of BANC common stock on the date of the accompanying joint proxy statement/prospectus or the date of the special meetings of BANC or PACW. We urge you to obtain current market quotations of BANC common stock (NYSE trading symbol “BANC”) and PACW common stock (Nasdaq Global Select Market (“Nasdaq”) trading symbol “PACW”).
In the second merger, each outstanding share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of PACW (the “PACW preferred stock” and such holders the “PACW preferred stockholders”) will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock. Likewise, following the completion of the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share representing a 1/40th interest in a share of new BANC preferred stock. The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” The BANC depositary shares representing a 1/40th interest in a share of new BANC preferred stock are expected to be listed on the NYSE upon completion of the mergers.
Immediately following completion of the mergers, BANC stockholders will continue to own the shares of BANC common stock held by the BANC stockholders immediately prior to the completion of the mergers.
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements (the “investment agreements”), each dated as of July 25, 2023, with (x) affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and (y) certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investor” and, together with the Warburg Investors, the “Investors”). On the terms and subject to the conditions set forth in the investment agreements, at the closing of the investments (as defined below), the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of a new class of non-voting, common-equivalent stock of BANC (“BANC NVCE stock”), in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (collectively, the “warrants” and together with the BANC common stock and the BANC NVCE stock to be issued pursuant to the investment agreements, the “investments”). The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
We expect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of PACW common stock for BANC common stock in the first merger, except with respect to any cash received by PACW stockholders in lieu of fractional shares of BANC common stock.
Based on the number of shares of PACW common stock outstanding or reserved for issuance as of August 23, 2023, BANC expects to issue approximately 77.9 million shares of BANC common stock to PACW stockholders and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards in the aggregate in the first merger. Upon completion of the proposed transaction, (a) the shares issued to PACW stockholders in the first merger are expected to represent approximately 47% of the outstanding shares of the combined company, (b) the shares issued to the Investors in the investments are expected to represent approximately 19% of the outstanding shares of the combined company and (c) the shares of BANC common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 34% of the outstanding shares of the combined company.
BANC and PACW will each hold a special meeting of its respective stockholders in connection with the mergers. At its special meeting, in addition to other business, BANC will ask its stockholders to approve the issuance of shares of BANC common stock to PACW stockholders pursuant to the merger agreement and BANC common stock, shares of BANC NVCE stock and warrants pursuant to the investment agreements (collectively, the “BANC issuance”). At its special meeting, in addition to other business, PACW will ask its stockholders to adopt the merger agreement. Information about these meetings, the mergers and the investments is contained in this document. We urge you to read this document carefully and in its entirety.
The special meeting of BANC stockholders will be held on [ ], 2023 at [ ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707. The special meeting of PACW stockholders will be held on [ ], 2023 at [ ], Mountain Time at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237.
Each of our boards of directors unanimously recommends that holders of BANC common stock and PACW common stock vote “FOR” each of the proposals to be considered at the respective special meetings.
The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the investment agreements and the transactions contemplated thereby. It also contains or references information about BANC and PACW and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety. In particular, you should read the section entitled “Risk Factors” beginning on page 36 for a discussion of the risks you should consider in evaluating the proposed transaction and how it will affect you. You can also obtain information about BANC and PACW from documents that have been filed with the Securities and Exchange Commission that are incorporated by reference into the accompanying joint proxy statement/prospectus.
On behalf of BANC and PACW, thank you for your prompt attention to this important matter.
Sincerely,

Jared M. Wolff	Paul W. Taylor
Chairman, President and Chief Executive Officer Banc of California, Inc.	President and Chief Executive Officer PacWest Bancorp
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the first merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the first merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either BANC or PACW, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [ ], 2023, and is first being mailed to BANC stockholders and PACW stockholders on or about [ ], 2023.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus includes important business and financial information about PACW and BANC from documents previously filed with the U.S. Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the accompanying joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents, including the documents regarding BANC and PACW that are incorporated by reference into such document through (i) the SEC website at http://www.sec.gov, (ii) BANC’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or (iii) PACW’s website at www.pacwestbancorp.com, under the heading “SEC Filings,” or by requesting them in writing, by email or by telephone, at the appropriate address below. Except for the documents incorporated by reference into the accompanying joint proxy statement/prospectus, the information contained on, or that may be accessed through, the respective websites of the SEC, PACW and BANC is not incorporated by reference into, and is not a part of, the accompanying joint proxy statement/prospectus.
if you are a BANC stockholder: Banc of California, Inc. 3 MacArthur Place Santa Ana, CA 92707 Attention: Investor Relations IR@bancofcal.com (855) 361-2262	if you are a PACW stockholder: PacWest Bancorp 9701 Wilshire Boulevard, Suite 700 Beverly Hills, CA 90212 Attention: Investor Relations investor-relations@pacwest.com
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of BANC common stock requesting documents must do so by [ ], 2023, in order to receive them before the BANC special meeting, and holders of PACW common stock requesting documents must do so by [ ], 2023, in order to receive them before the PACW special meeting.
You should rely only on the information contained in, attached to or incorporated by reference into the accompanying joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, attached to or incorporated by reference into, such document. The accompanying joint proxy statement/prospectus is dated [ ], 2023, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into such document is accurate as of the date of such document. Neither the mailing of the accompanying joint proxy statement/prospectus to holders of BANC common stock or holders of PACW common stock, nor the issuance by BANC of shares of BANC common stock or other securities pursuant to the merger agreement or investment agreements, will create any implication to the contrary.
The accompanying joint proxy statement/prospectus document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding PACW has been provided by PACW and information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding BANC has been provided by BANC.
See the section entitled “Where You Can Find More Information” beginning on page 218 of the accompanying joint proxy statement/prospectus for further information.

Banc of California, Inc.
3 MacArthur Place
Santa Ana, CA 92707
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To BANC Stockholders:
On July 25, 2023, Banc of California, Inc., a Maryland corporation (“BANC”), Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BANC (“Merger Sub”), and PacWest Bancorp, a Delaware corporation (“PACW”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements (the “investment agreements”), each dated as of July 25, 2023, with (a) affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and (b) certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investor” and, together with the Warburg Investors, the “Investors”). Copies of the investment agreements are attached as Annex B and Annex C to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of BANC common stock (such holders the “BANC stockholders” and such meeting the “BANC special meeting”) will be held on [ ], 2023 at [ ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707.
At the BANC special meeting, you will be asked to vote on the following matters:
•
A proposal to approve the issuance of BANC common stock to holders of PACW common stock (the “PACW stockholders”) pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements (the “BANC issuance proposal”);

•
A proposal to amend and restate BANC’s existing 2018 omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc. 2018 Omnibus Stock Incentive Plan, or “A&R 2018 Plan”, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement (the “BANC incentive plan proposal”);

•
A proposal to amend (the “BANC charter amendment”) Section F of Article 6 of the Second Articles of Restatement of BANC (the “BANC charter”) in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the “BANC exemption amendment proposal”); and

•
A proposal to adjourn the BANC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal (the “BANC adjournment proposal”).

The board of directors of BANC (the “BANC board of directors”) has fixed the close of business on [ ], 2023 as the record date for the BANC special meeting. Only holders of record of BANC common stock as of the close of business on the BANC record date are entitled to notice of the BANC special meeting or any adjournment or postponement thereof. Only holders of record of BANC common stock will be entitled to vote at the BANC special meeting or any adjournment or postponement thereof.
BANC stockholders are not entitled to dissenters’ rights in connection with the mergers under the Maryland General Corporation Law.

The BANC board of directors unanimously recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement and the investment agreements unless BANC stockholders approve the BANC issuance proposal. However, the consummation of the mergers and the closing of the transactions contemplated by the investment agreements is not conditioned upon approval of the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal. The affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting is required to approve the BANC issuance proposal, the BANC incentive plan proposal and the BANC adjournment proposal. The affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal is required to approve the BANC exemption amendment proposal.
Whether or not you plan to attend the BANC special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
By Order of the Board of Directors

Ido Dotan Executive Vice President, General Counsel and Corporate Secretary Banc of California, Inc.
[ ], 2023

PacWest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [  ], 2023
NOTICE IS HEREBY GIVEN that PacWest Bancorp, a Delaware corporation (“PACW”), will hold a special meeting of holders of common stock, par value $0.01 per share, of PACW (“PACW common stock” and such holders “PACW stockholders”) on [  ], 2023 at [  ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237 (the “PACW special meeting”) to consider and vote upon the following matters:
•
A proposal to adopt the Agreement and Plan of Merger, dated as of July 25, 2023, by and among PACW, Banc of California, Inc. (“BANC”) and Cal Merger Sub, Inc., as such agreement may be amended from time to time (the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, which provides that, on the terms and subject to the conditions set forth in the merger agreement, Cal Merger Sub, Inc. will merge with and into PACW (the “first merger”), with PACW surviving the first merger, and, immediately following the first merger, PACW will merge with and into BANC (the “second merger,” and together with the first merger, the “mergers”), with BANC surviving the second merger. Upon consummation of the first merger, each share of PACW common stock issued and outstanding immediately prior to the effective time of the first merger, subject to certain exceptions, will be converted into the right to receive 0.6569 of a share of common stock, par value $0.01 per share, of BANC (“BANC common stock”), as well as cash in lieu of fractional shares of BANC common stock (the “PACW merger proposal”);

•
A proposal to approve, on a non-binding, advisory basis, the compensation that PACW’s named executive officers may receive in connection with the mergers pursuant to agreements or arrangements with PACW (the “PACW compensation proposal”); and

•
A proposal to approve one or more adjournments of the PACW special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the PACW merger proposal (the “PACW adjournment proposal”).

In addition, upon consummation of the second merger, each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PACW (“PACW preferred stock” and such holders the “PACW preferred stockholders”) issued and outstanding immediately prior to the effective time of the second merger, will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders immediately prior to the effective time of the second merger. A form of the Articles Supplementary relating to the new BANC preferred stock is attached hereto as Annex I.
The board of directors of PACW has fixed the close of business on [  ], 2023 as the record date for the PACW special meeting. Only PACW stockholders of record at that time are entitled to notice of, and to vote at, the PACW special meeting or any adjournment or postponement thereof. PACW preferred stockholders and holders of PACW depositary shares are not entitled to vote at the PACW special meeting in such capacity. Adoption of the PACW merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. Approval of each of the PACW compensation proposal and the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.

The board of directors of PACW has unanimously approved the merger agreement, has determined that the mergers, on the terms and conditions set forth in the merger agreement, are fair to, advisable and in the best interests of PACW and its stockholders and unanimously recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Your vote is very important. We cannot complete the transactions contemplated by the merger agreement without the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement to approve the PACW merger proposal. However, the consummation of the mergers and the closing of the transactions contemplated by the investment agreements are not conditioned upon approval of the PACW compensation proposal or the PACW adjournment proposal. The affirmative vote of a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting is required to approve the PACW compensation proposal and the PACW adjournment proposal.
Each copy of the joint proxy statement/prospectus mailed to PACW stockholders is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the PACW special meeting, please vote as soon as possible by accessing the Internet site listed on the proxy card, voting telephonically using the phone number listed on the proxy card or submitting your proxy card by mail. If you hold stock in your name as a stockholder of record and are voting by mail, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of PACW common stock who is present at the PACW special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the PACW special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder.
The enclosed joint proxy statement/prospectus provides a detailed description of the PACW special meeting, the mergers, the merger agreement, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents attached as annexes and incorporated in the joint proxy statement/prospectus by reference and in their entirety.
BY ORDER OF THE BOARD OF DIRECTORS

Angela M.W. Kelley
Executive Vice President, General
Counsel and Corporate Secretary
PacWest Bancorp
Date: [  ], 2023

i

QUESTIONS AND ANSWERS
The following are some questions that you may have about the mergers, the investments, the BANC special meeting or the PACW special meeting (each as defined below), and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the investments, the BANC special meeting or the PACW special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus and in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 218.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“BANC” refers to Banc of California, Inc., a Maryland corporation;
•	“BANC board of directors” refers to the board of directors of BANC;
•	“BANC bylaws” refers to the Sixth Amended and Restated Bylaws of BANC;
•	“BANC charter” refers to the Second Articles of Restatement of BANC, as amended;
•	“BANC common stock” refers to the common stock of BANC, par value $0.01 per share;
•	“BANC N.A.” refers to Banc of California, National Association, a national banking association and a wholly-owned subsidiary of BANC;
•	“BANC NVCE stock” refers to a new class of non-voting, common-equivalent stock of BANC;
•	“BANC stockholders” refers to holders of shares of BANC common stock both prior to and following the completion of the mergers;
•	“business day” refers to any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by law or executive order to be closed;
•	“Centerbridge Investor” refers to CB Laker Buyer L.P., a Delaware limited partnership, an investment vehicle sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates;
•	“Investors” refers to the Centerbridge Investor and the Warburg Investors;
•	“JPM” refers to J.P. Morgan Securities LLC, financial advisor to BANC;
•	“Merger Sub” refers to Cal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BANC;
•	“PACW” refers to PacWest Bancorp, a Delaware corporation;
•	“PACW Bank” refers to Pacific Western Bank, a California-chartered non-member bank and, as of immediately prior to the second merger, a wholly-owned subsidiary of PACW;
•	“PACW board of directors” refers to the board of directors of PACW;
•	“PACW bylaws” refers to the Second Amended and Restated Bylaws of PACW;
•	“PACW charter” refers to the Restated Certificate of Incorporation of PACW;
•	“PACW common stock” refers to the common stock of PACW, par value $0.01 per share;
•	“PACW preferred stockholders” refers to holders of shares of PACW preferred stock;
•	“PACW stockholders” refers to holders of shares of PACW common stock;
•	“PSC” refers to Piper Sandler & Co., financial advisor to PACW;
•	“Sullivan & Cromwell” refers to Sullivan & Cromwell LLP, legal counsel to PACW;
•	“Skadden” refers to Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to BANC; and
•
“Warburg Investors” refers to WP Clipper GG 14 L.P., an exempted limited partnership registered in the Cayman Islands and WP Clipper FS II L.P., an exempted limited partnership registered in the Cayman Islands, which are affiliates of funds managed by Warburg Pincus LLC.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:
Each of BANC and PACW is sending these materials to its respective stockholders to help them decide how to vote their BANC common stock or PACW common stock with respect to the matters to be considered at the respective special meetings.

In order to complete the mergers (as hereinafter defined) and the investments (as hereinafter defined), among other things:
•	PACW stockholders must adopt the merger agreement (the “PACW merger proposal” and, such adoption, the “requisite PACW stockholder approval”); and
•
BANC stockholders must approve (such approval, the “requisite BANC stockholder approval”) the issuance of BANC common stock pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements (the “BANC issuance proposal”).

BANC stockholders will also be asked to: (a) approve a proposal to adopt the A&R 2018 Plan, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement (the “BANC incentive plan proposal”); (b) approve a proposal to amend Section F of Article 6 of the BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the “BANC exemption amendment proposal”); and (c) approve a proposal to adjourn the special meeting of BANC stockholders (the “BANC special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal (the “BANC adjournment proposal”). Approval of the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal is not a condition to the completion of the mergers or the investments.
PACW stockholders will also be asked (i) to approve, on a non-binding, advisory basis, the compensation payments that PACW’s named executive officers may receive in connection with the mergers pursuant to agreements or arrangements with PACW (the “PACW compensation proposal”), and (ii) to approve a proposal to adjourn the special meeting of PACW stockholders (the “PACW special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PACW special meeting to approve the PACW merger proposal (the “PACW adjournment proposal”). Approval of the PACW compensation proposal or the PACW adjournment proposal is not a condition to the completion of the mergers or the investments.
This document is also a prospectus that is being delivered to PACW stockholders because, pursuant to the merger agreement, BANC is (i) offering shares of BANC common stock to PACW stockholders and (ii) issuing shares of new BANC preferred stock to the PACW preferred stockholders.
This joint proxy statement/prospectus contains important information about the mergers, the investments and the other proposals being voted on at the BANC special meeting and PACW special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the mergers?
A:
On the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated July 25, 2023, by and among PACW, BANC and Merger Sub (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), Merger Sub will merge with and into PACW, with PACW as the surviving entity, which we refer to as the “first merger.” Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation, which we refer to as the “second merger.” We refer to the first merger and the second merger together as the “mergers.” Promptly following the second merger, PACW Bank will become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank (the “bank merger” and together with the mergers, the “combination”), with PACW Bank continuing as the surviving bank (the “surviving bank”). Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
At the effective time of the first merger (the “effective time”), holders of PACW common stock issued and outstanding immediately prior to the effective time (except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (subject to certain exceptions)) will be entitled to receive 0.6569 of a share (the “exchange ratio”) of BANC common stock and cash in lieu of any fractional shares (the “merger consideration”).
At the effective time of the second merger (the “second effective time”), each outstanding share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of PACW (the “PACW preferred stock”) will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock. Likewise, following the completion of the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share representing a 1/40th interest in a share of new BANC preferred stock (“BANC depositary share”). A form of the Articles Supplementary relating to the new BANC preferred stock is attached hereto as Annex I.
In this joint proxy statement/prospectus, we refer to the closing of the (a) first merger as the “merger closing” and the date on which the merger closing occurs as the “merger closing date” and (b) second merger as the “closing of the mergers”.
After the effective time, (i) PACW will no longer be a public company, (ii) PACW common stock will be delisted from Nasdaq and will cease to be publicly traded, and (iii) PACW common stock and PACW depositary shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately after the second effective time, BANC stockholders will continue to own their existing shares of BANC common stock and PACW will cease to exist. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 130 and the merger agreement attached as Annex A for more information about the mergers.
Q:	What will happen in the investments?
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements, each dated as of July 25, 2023, with the Warburg Investors (the “Warburg investment agreement”) and the Centerbridge Investor (the “Centerbridge investment agreement” and, together with the Warburg investment agreement, the “investment agreements”). On the terms and subject to the conditions set forth in the investment agreements, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of a new class of non-voting, common-equivalent stock of BANC (“BANC NVCE stock”), in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (collectively, the “warrants” and together with the BANC common stock and the BANC NVCE stock to be issued pursuant to the investment agreements, the “investments”). The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. Additionally, following the ninetieth (90th) day after the date of the closing of the Warburg investment (the “Warburg investment closing”) and upon the written request of the Warburg Investors (or certain permitted transferees), the Warburg Investors (or such transferee) may exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock for which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or non-voting common stock of BANC, subject to certain conditions. See the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock” beginning on page 158 for more information. In this joint proxy statement/prospectus, we refer to the closing of the investments as the “investment closing.”

The investments are contingent upon the merger closing in accordance with the terms of the merger agreement and are subject to the satisfaction or waiver of certain other closing conditions. See the information provided in the section entitled “The Investment Agreements” beginning on page 152 and the investment agreements attached as Annex B and Annex C for more information about the investments.
Q:	When and where will each of the special meetings take place?
A:
The BANC special meeting will be held on [   ], 2023 at [   ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707. If you are a holder of record of BANC common stock as of the BANC record date, vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

The PACW special meeting will be held on [   ], 2023 at [   ], Mountain Time at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237.
Even if you plan to attend your respective company’s special meeting, BANC and PACW recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend or become unable to attend the applicable special meeting. See the section entitled “—Q: How can I vote my shares without attending my respective special meeting?” beginning on page 9.
Q:	What matters will be considered at each of the special meetings?
A:	At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following proposals:
•	BANC Proposal 1: The BANC issuance proposal;
•	BANC Proposal 2: The BANC incentive plan proposal;
•	BANC Proposal 3: The BANC exemption amendment proposal; and
•	BANC Proposal 4: The BANC adjournment proposal.
At the PACW special meeting, PACW stockholders will be asked to consider and vote on the following proposals:
•	PACW Proposal 1: The PACW merger proposal;
•	PACW Proposal 2: The PACW compensation proposal; and
•	PACW Proposal 3: The PACW adjournment proposal.
In order to complete the mergers and the investments, among other things, BANC stockholders must approve the BANC issuance proposal, and PACW stockholders must approve the PACW merger proposal. None of the approvals of the BANC incentive plan proposal, BANC exemption amendment proposal, BANC adjournment proposal, PACW compensation proposal or PACW adjournment proposal is a condition to the obligations of BANC or PACW to complete the mergers or of BANC or the Investors to complete the investments.
Q:	What will PACW stockholders receive in the mergers?
A:
Upon consummation of the first merger, holders of PACW common stock issued and outstanding immediately prior to the effective time, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (with certain exceptions) will be entitled to receive 0.6569 of a share of BANC common stock. BANC will not issue any fractional shares of BANC common stock in the first merger. PACW stockholders who would otherwise be entitled to a fractional share of BANC common stock in the first merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of BANC common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day preceding the closing date (the “BANC closing share value”) by the fraction of a share

(after taking into account all shares of PACW common stock held by such holder immediately prior to the completion of the first merger and rounded to the nearest thousandth when expressed in decimal form) of BANC common stock that such PACW stockholder would otherwise be entitled to receive.
In the second merger, each outstanding share of PACW preferred stock will be converted into the right to receive one share of new BANC preferred stock and each outstanding PACW depositary share will become a BANC depositary share. Upon completion of the second merger, BANC will enter into a deposit agreement with Computershare Inc. and Computershare Trust Company, N.A., jointly acting as depositary thereunder. For more information, see the sections entitled “Description of New BANC Preferred Stock” beginning on page 191 and “Description of the BANC Depositary Shares” beginning on page 202.
Q:	What will BANC stockholders receive in the mergers?
A:
In the mergers, BANC stockholders will not receive any consideration for their shares of BANC common stock, and their shares of BANC common stock will remain outstanding and will constitute shares of the combined company following the mergers. Immediately following the mergers, shares of BANC common stock will continue to be traded on the NYSE.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the mergers are completed?
A:
Yes. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the effective time based upon the market value for BANC common stock. Any fluctuation in the market price of BANC common stock after the date of this joint proxy statement/prospectus will change the value of the shares of BANC common stock that PACW stockholders will receive.

Q:	How will the mergers affect PACW equity awards?
A:
At the effective time, each restricted stock award granted under the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “PACW stock plan”) will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the PACW board of directors will vest at the effective time. The merger agreement further provides that each outstanding performance-based restricted stock unit award granted under the PACW stock plan (a “PACW PSU award”) will, at the effective time, convert into a time-based restricted stock unit award of BANC (a “Converted RSU award”), subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of (i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.

Q:	How will the mergers affect BANC equity awards?
A:
At the effective time, each time-based restricted stock unit award (a “BANC RSU award”) and each stock option granted under the Banc of California 2018 Omnibus Stock Incentive Plan and the Banc of California 2013 Omnibus Stock Incentive Plan (the “BANC stock plans”) that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding performance-based restricted stock unit award granted under a BANC stock plan (a “BANC PSU award”), other than BANC stock-price PSU awards, will vest and be settled within five business days after the effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the BANC board of directors approved the cancellation of BANC PSU awards with stock price targets (“BANC stock-price PSU awards”) at and subject to the occurrence of the effective time and the consent of the holder.

Q:	How does the BANC board of directors recommend that I vote at the BANC special meeting?
A:
The BANC board of directors unanimously recommends that you vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.

In considering the recommendations of the BANC board of directors, BANC stockholders should be aware that BANC directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of BANC stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” beginning on page 115.
Q:	How does the PACW board of directors recommend that I vote at the PACW special meeting?
A:	The PACW board of directors unanimously recommends that you vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
In considering the recommendations of the PACW board of directors, PACW stockholders should be aware that PACW directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of PACW stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers” beginning on page 119.
Q:	Who is entitled to vote at the BANC special meeting?
A:
The record date for the BANC special meeting is [   ], 2023, which we refer to as the “BANC record date.” All BANC stockholders of record who held shares of BANC common stock at the close of business on the BANC record date are entitled to receive notice of, and to vote at, the BANC special meeting.

Each holder of record of BANC common stock as of the BANC record date is entitled to cast one vote on each matter properly brought before the BANC special meeting for each share of BANC common stock that such holder owned of record as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of the BANC record date may vote shares held in excess of such amount. As of the close of business on the BANC record date, there were [   ] outstanding shares of BANC common stock held by [   ] holders of record.
Attendance at the BANC special meeting is not required to vote. See below and the section entitled “The BANC Special Meeting—Proxies” beginning on page 49 for instructions on how to vote your shares of BANC common stock without attending the BANC special meeting.
Q:	Who is entitled to vote at the PACW special meeting?
A:
The record date for the PACW special meeting is [   ], 2023, which we refer to as the “PACW record date.” All PACW stockholders of record who held shares of PACW common stock at the close of business on the PACW record date are entitled to receive notice of, and to vote at, the PACW special meeting.

Each holder of record of PACW common stock as of the PACW record date is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date. As of the close of business on the PACW record date, there were [   ] outstanding shares of PACW common stock held by [   ] holders of record.
See below and the section entitled “The PACW Special Meeting—Proxies” beginning on page 65 for instructions on how to vote your shares of PACW common stock without attending the PACW special meeting.
Q:	What constitutes a quorum for the BANC special meeting?
A:
The presence at the BANC special meeting, in person or by proxy, of holders entitled to cast one-third of all the votes entitled to be cast at the meeting will constitute a quorum for the transaction of business at the BANC special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, as discussed in the section entitled, “The BANC Special Meeting—Broker Non-Votes,” BANC does not expect any broker non-votes to occur at the BANC special meeting.
Q:	What constitutes a quorum for the PACW special meeting?
A:
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. As it is expected that all proposals to be voted on at the PACW special meeting will be “non-routine” matters, as discussed in the section entitled, “The PACW Special Meeting—Broker Non-Votes,” PACW does not expect any broker non-votes to occur at the PACW special meeting.

Q:	What vote is required for the approval of each proposal at the BANC special meeting?
A:
BANC Proposal 1: BANC issuance proposal. Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.

BANC Proposal 2: BANC incentive plan proposal. Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of the votes cast by holders of shares of BANC common stock at the BANC special meeting.
BANC Proposal 3: BANC exemption amendment proposal. Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on such proposal.
BANC Proposal 4: BANC adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.
Q:	What vote is required for the approval of each proposal at the PACW special meeting?
A:
PACW Proposal 1: PACW merger proposal. Adoption of the PACW merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement.

PACW Proposal 2: PACW compensation proposal. Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.
PACW Proposal 3: PACW adjournment proposal. Approval of PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.
Q:	Are there any voting agreements with existing stockholders?
A:
Yes. Each member of the PACW board of directors has entered into a voting agreement with BANC in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the

first merger. As of the close of business on the PACW record date, such persons beneficially owned, in the aggregate, [   ] shares of PACW common stock, allowing them to exercise approximately [   ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
In addition, each member of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned, in the aggregate, [   ] shares of BANC common stock, allowing them to exercise approximately [   ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
Q:	What happens if BANC stockholders do not approve the BANC exemption amendment proposal?
A:
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the Warburg investment closing until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of Assessments and Taxation, Business Services Division (the “Maryland Department of State”).

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the PACW named executive officers (i.e., the PACW compensation proposal)?

A:
Under SEC rules, PACW is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to PACW’s named executive officers that is based on or otherwise relates to the mergers, or “golden parachute” compensation.

Q:	What happens if PACW stockholders do not approve, by non-binding, advisory vote, the PACW compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for each of PACW’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the PACW special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon PACW, BANC or the combined company. Accordingly, the merger-related compensation will be paid to PACW’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if PACW stockholders do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both BANC and PACW?
A:
If you hold shares of both BANC common stock and PACW common stock, you will receive separate packages of proxy materials for each. A vote cast as a BANC stockholder will not count as a vote cast as a PACW stockholder, and a vote cast as a PACW stockholder will not count as a vote cast as a BANC stockholder. Therefore, please submit separate proxies for your shares of BANC common stock and your shares of PACW common stock.

Q:	How can I attend, vote and ask questions at the BANC special meeting or PACW special meeting?
A:
Record Holders. If, as of the applicable record date, you hold shares of BANC common stock or PACW common stock directly in your name as the holder of record, you are a “record holder” and your shares may be voted prior to or at the BANC special meeting or the PACW special meeting by you, as applicable.

Beneficial Owners. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.
BANC special meeting. If you are a holder of record of BANC common stock on the BANC record date, you will be able to attend the BANC special meeting, ask questions and vote during the meeting. Each person attending must present a valid, government issued form of identification in order to be admitted to the BANC special meeting. Each stockholder attending also must provide proof of ownership of shares of BANC common stock as of the BANC record date. If you are a record holder, proof of ownership will be established by BANC’s verification of your name against BANC’s list of record holders as of the BANC record date. If you hold your shares through a bank, broker, trustee or other nominee, you must provide one of the following as proof of ownership: (a) account statement showing share ownership as of the BANC record date, (b) a copy of an email that you received with instructions containing a link to the website where the BANC’s proxy materials are available and a valid control number, (c) a valid legal proxy containing a valid control number or a letter from a record holder naming you as proxy, or (d) a letter from the bank, broker, trustee or other nominee through which you hold your shares confirming your ownership as of the BANC record date.
PACW special meeting. All PACW stockholders, including stockholders of record of PACW common stock and PACW stockholders who hold their shares through banks, brokers, trustees or other nominees, are invited to attend the PACW special meeting. PACW stockholders of record on the PACW record date can vote in person at the PACW special meeting. If you are not a PACW stockholder of record on the PACW record date, you must obtain a legal proxy executed in your favor from the record holder of your shares to be able to vote in person at the PACW special meeting. If you plan to attend the PACW special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. PACW reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.
Even if you plan to attend the BANC special meeting or the PACW special meeting, as applicable, BANC and PACW recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The BANC Special Meeting—Attending the Special Meeting” on page 48 and under the section entitled “The PACW Special Meeting—Attending the Special Meeting” on page 65.
Q:	How can I vote my shares without attending my respective special meeting?
A:
If, as of the applicable record date, you hold shares of BANC common stock or PACW common stock directly in your name as the holder of record, then you can vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.

If you intend to submit your proxy by telephone or via the internet, you must do so by [   ], local time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The BANC Special Meeting—Attending the Special Meeting” on page 48 and under the section entitled “The PACW Special Meeting—Attending the Special Meeting” on page 65.
Q:	How do I vote shares of PACW common stock that I hold in an account under the PACW 401(k) Plan?
A:
If you hold shares of PACW common stock pursuant to the PACW 401(k) Plan, then you will receive a proxy card for the shares held in your 401(k) plan account and you can vote by following the instructions included with the proxy card.

Q:	Is there a limit on voting shares of BANC common stock or PACW common stock?
A:
Only holders of record of BANC common stock on the BANC record date are entitled to notice of and to vote at the BANC special meeting, and only holders of record of PACW common stock on the PACW record date are entitled to notice of and to vote at the PACW special meeting. Each such BANC stockholder is entitled to one vote for each share of BANC common stock held as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of that date may vote shares held in excess of such amount. At the close of business on the BANC record date, there were [   ] outstanding shares of BANC common stock.

Each such PACW stockholder is entitled to one vote for each share of PACW common stock held as of the PACW record date. The PACW charter does not contain a limit on voting shares of PACW common stock.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this document, the documents that are attached as annexes to this document and the documents that are incorporated by reference into this document, please vote as soon as possible. If you hold shares of BANC common stock or PACW common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me at the BANC special meeting or PACW special meeting?

A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the voting instruction form provided to you by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?
A:
Banks, brokers, trustees and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under applicable stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the BANC special meeting or the PACW special meeting. It is expected that all proposals to be voted on at each of the BANC special meeting and the PACW special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of BANC common stock or PACW common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the BANC special meeting or PACW special meeting.
Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at each of the BANC special meeting and the PACW special meeting will be “non-routine” matters, as discussed in the sections entitled, “The BANC Special Meeting—Broker Non-Votes” and “The PACW Special Meeting—Broker Non-Votes,” no broker non-votes are expected to occur at the BANC special meeting or the PACW special meeting.
If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not have authority to vote your shares on the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, this will not have any effect on the BANC issuance proposal, the BANC incentive plan proposal or the BANC adjournment proposal and will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
If you are a beneficial owner of PACW common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of PACW common stock, your bank, broker, trustee or other nominee will not have authority to vote your shares of PACW common stock on the PACW merger proposal, the PACW compensation proposal or the PACW adjournment proposal, and therefore such shares of PACW common stock will not be counted for purposes of establishing a quorum. In the case of the PACW merger proposal, this will have the same effect as a vote “AGAINST” the PACW merger proposal. In the case of the PACW compensation proposal and the PACW adjournment proposal, this will have no effect on the outcome of such proposals.
Q:	What if I abstain or fail to vote?
A:
For purposes of the BANC special meeting, an abstention occurs when a BANC stockholder attends the BANC special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•
BANC issuance proposal, BANC incentive plan proposal and BANC adjournment proposal: In accordance with guidance from the NYSE and the BANC bylaws, an abstention by a BANC stockholder who is present (either in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal, BANC incentive plan proposal or BANC adjournment proposal.

•
BANC exemption amendment proposal: An abstention by a BANC stockholder who is present (either in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.

•
PACW merger proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting (or a PACW stockholder who is not present at the PACW special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the PACW merger proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW merger proposal, which failure to vote will have the same effect as a vote “AGAINST” the PACW merger proposal.

•
PACW compensation proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting will have the same effect as a vote “AGAINST” the PACW compensation proposal. An abstention by a PACW stockholder who is not present at the PACW special meeting or does not respond by proxy will have no effect on the outcome of the PACW compensation proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW compensation proposal, which failure to vote will have no effect on the outcome of such PACW compensation proposal.
•
PACW adjournment proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting will have the same effect as a vote “AGAINST” the PACW adjournment proposal. An abstention by a PACW stockholder who is not present at the PACW special or does not respond by proxy will have no effect on the outcome of the PACW adjournment proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW adjournment proposal, which failure to vote will have no effect on the outcome of such PACW adjournment proposal.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for BANC or PACW to obtain the necessary quorum to hold its special meeting and to obtain the stockholder approval that its respective board of directors is recommending and seeking. In addition, your failure to submit a proxy or vote at the applicable special meeting, or an abstention from voting, will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal and “AGAINST” the PACW merger proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of BANC common stock represented by your proxy will be voted as recommended by the BANC board of directors with respect to such proposals, or the shares of PACW common stock represented by your proxy will be voted as recommended by the PACW board of directors with respect to such proposals, as the case may be.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:	If you directly hold shares of BANC common stock or PACW common stock in your name as a record holder, you can change your vote by:
•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of BANC or PACW, as applicable;
•	signing and returning a proxy card with a later date;
•	voting by telephone or the internet at a later time; or
•	attending the applicable special meeting and voting at such special meeting.
If you intend to submit your proxy by telephone or via the internet, you must do so by [   ], local time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
If you are a beneficial owner and you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote.
Q:	Will BANC be required to submit the BANC issuance proposal to the BANC stockholders even if the BANC board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the BANC special meeting, BANC is required to submit the BANC issuance proposal to its stockholders even if the BANC board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q:	Will PACW be required to submit the PACW merger proposal to the PACW stockholders even if the PACW board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the PACW special meeting, PACW is required to submit the PACW merger proposal to its stockholders even if the PACW board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q:	Are BANC stockholders entitled to dissenters’ rights?
A:
No. BANC stockholders are not entitled to dissenters’ rights under the Maryland General Corporation Law (the “MGCL”). For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 127.

Q:	Are PACW stockholders entitled to dissenters’ rights?
A:
No. PACW stockholders are not entitled to dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 127.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the BANC issuance proposal, the PACW merger proposal or the other proposals to be considered at the BANC special meeting and the PACW special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 36. You also should read and carefully consider the risk factors of BANC and PACW contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax considerations of the mergers with respect to PACW stockholders?
A:
The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the first merger that each of PACW and BANC receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of PACW common stock for BANC common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of BANC common stock. You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax considerations of the mergers, see the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 167.

Q:	When are the mergers expected to be completed?
A:
BANC and PACW expect the closing of the mergers to occur in late 2023 or early 2024, subject to satisfaction of closing conditions, including receipt of required regulatory approvals and requisite approval by the stockholders of each company, and the substantially concurrent closing of the equity financing. Neither BANC nor PACW can predict the actual date on which the first merger will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. BANC and PACW expect the mergers to be completed promptly once BANC and PACW have obtained their respective stockholders’ approvals, have obtained necessary regulatory approvals, and have satisfied other closing conditions.

Q:	What are the conditions to complete the first merger?
A:
The obligations of BANC and PACW to complete the first merger are subject to the satisfaction or waiver of the applicable closing conditions contained in the merger agreement, including (a) the receipt of requisite regulatory approvals, (b) no governmental entity having imposed, and no requisite regulatory approval containing, a materially burdensome regulatory condition (as defined below), (c) the receipt of certain tax opinions, (d) the receipt of the requisite BANC stockholder approval, (e) the receipt of the requisite PACW stockholder approval and (f) the consummation of the equity financing occurring substantially concurrently with the merger closing. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the First Merger” beginning on page 146.

Q:	What happens if the first merger is not completed?
A:
If the first merger is not completed, PACW stockholders will not receive any consideration for their shares of PACW common stock in connection with the mergers and the mergers will not cause PACW to cease being an independent public company or to have its stock delisted from Nasdaq, and BANC will not complete the issuance of shares of BANC common stock pursuant to the merger agreement or the investment agreements. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $39.5 million will be payable by either BANC or PACW to the other party, as applicable. Additionally, following the termination of the merger agreement, BANC and PACW may be required to reimburse the other for some or all of such party’s costs associated with the balance sheet repositioning. See the section entitled “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 148 for a more detailed discussion of the circumstances under which a termination fee may be required to be paid and the amount of any balance sheet repositioning costs each party is required to bear.
In the event that the merger agreement is terminated and BANC receives all or any portion of the termination fee, BANC may be required to pay (i) the Warburg Investors an amount equal to 16.3% and (ii) the Centerbridge Investor an amount equal to 3.7%, in each case, of the amount of the termination fee net of certain out-of-pocket fees, costs and expenses of BANC. See the section entitled “The Investment Agreement—Commitment Compensation and Transaction Expenses” beginning on page 162 for a more detailed discussion of the circumstances under which BANC is required to pay the Investors a percentage of the termination fee.
In addition, if the merger agreement is terminated, the investment agreements will automatically terminate and BANC will not issue the shares of BANC common stock, shares of BANC NVCE stock or warrants pursuant to the investment agreements. Also, the amendment and restatement of the BANC existing omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc. 2018 Omnibus Stock Incentive Plan, and the BANC charter amendment will not become effective.
Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?
A:
The record date for the BANC and PACW special meetings is earlier than the date of the BANC special meeting and the PACW special meeting, and earlier than the date that the first merger is expected to be completed. If you sell or otherwise transfer your shares of BANC common stock or PACW common stock after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the PACW common stock, you will not have the right to receive the merger consideration to be received by PACW stockholders in connection with the first merger. In order to receive the merger consideration, you must hold your shares of PACW common stock through the completion of the first merger.

Q:	If I am a PACW stockholder, should I send in my certificates of shares of PACW common stock?
A:
No. If you are a PACW stockholder, please do not send in your stock certificates with your proxy. After the mergers are completed, an exchange agent mutually agreed upon by BANC and PACW (the “exchange agent”) will send you instructions for exchanging PACW stock certificates for the consideration to be received in the first merger. See the section entitled “The Merger Agreement—Exchange of Shares” beginning on page 133.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you are a beneficial owner and hold shares of BANC common stock or PACW common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of BANC common stock or PACW common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of BANC common stock or PACW common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:	Who can help answer my questions?
A:
BANC Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

PACW Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact PACW’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.
Q:	Where can I find more information about BANC and PACW?
A:	You can find more information about BANC and PACW from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 218.
Q:	What is householding and how does it affect me?
A:
SEC rules permit BANC, PACW and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of BANC stockholders or PACW stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each stockholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of BANC common stock and PACW common stock, as applicable, held through such brokerage firms. If your family has multiple accounts holding BANC common stock or PACW common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the documents attached as annexes to this joint proxy statement/prospectus and the other documents we refer you to, for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about PACW and BANC into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus.
Information about the Companies (page 71)
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
BANC, a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly-owned subsidiary, BANC N.A., a California-based bank. BANC has 32 offices, including 26 full-service branches located throughout Southern California. BANC has served California markets since 1941 through BANC N.A. and its predecessors. As of June 30, 2023, BANC, together with its subsidiaries, had total assets of $9.37 billion, loans and leases, net of deferred fees, of $7.08 billion, total deposits of $6.87 billion and total stockholders’ equity of $0.957 billion.
Through its dedicated professionals, BANC provides customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solutions through its subsidiary Deepstack Technologies. BANC helps to improve the communities where it lives and works by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, BANC provides a higher standard of banking.
BANC’s principal source of income is dividends from BANC N.A. BANC N.A., a national banking association regulated by the Office of the Comptroller of the Currency (the “OCC”), is a relationship-focused, full-service business banking organization. It offers an array of commercial loan and deposit products and services, including demand, savings and money market accounts, certificates of deposit, commercial and industrial loans, commercial real estate and multifamily loans, Small Business Administration loans and construction loans, and other business-oriented products.
Shares of BANC common stock are traded on the NYSE under the trading symbol “BANC.”
For more information about BANC, please visit BANC’s website at www.bancofcal.com. The information provided on BANC’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about BANC is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 218.
Cal Merger Sub, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
Merger Sub is a Delaware corporation and a wholly-owned subsidiary of BANC. Merger Sub was incorporated for the sole purpose of effecting the first merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the first merger, the separate corporate existence of Merger Sub will cease.

PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212-2007
(310) 887-8500
PACW is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, PACW Bank. PACW Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. PACW Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country. As of June 30, 2023, PACW, together with its subsidiaries, had total assets of $38.3 billion, loans and leases, net of deferred fees, of $22.3 billion, total deposits of $27.9 billion and total stockholders’ equity of $2.5 billion.
PACW’s principal source of income is dividends from PACW Bank. PACW Bank is a state-chartered non-member bank and, as such, is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) as its primary federal regulator and the California Department of Financial Protection and Innovation. In addition, PACW Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws. Subject to the completion of the mergers and prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”). As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve.
PACW common stock is traded on Nasdaq under the symbol “PACW.” The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” Additional information about PACW and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For additional information about PACW and its subsidiaries, please visit PACW’s website at www.pacwestbancorp.com. The information provided on PACW’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 218.
The Mergers and the Merger Agreement (pages 73 and 152)
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.
On the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into PACW, with PACW continuing as the surviving entity in the first merger. Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation in the second merger. Promptly following the second merger, PACW Bank, which will then be a wholly-owned subsidiary of BANC, will become a member bank of the Federal Reserve System. Promptly following the effectiveness of the FRS Membership, BANC N.A., a wholly-owned subsidiary of BANC, will merge with and into PACW Bank, with PACW Bank as the surviving bank in the bank merger. The combined company and the surviving bank will operate under the “Banc of California” name and brand following the closing of the transaction. After the effective time, (i) PACW will no longer be a public company, (ii) PACW common stock and PACW depositary shares will be delisted from Nasdaq and will cease to be publicly traded, and (iii) PACW common stock and PACW depositary shares will be deregistered under the Exchange Act. Immediately after the second effective time, BANC stockholders will continue to own their existing shares of BANC common stock and PACW will cease to exist.
Merger Consideration (page 132)
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock they own, subject to certain exceptions. PACW stockholders who would otherwise be entitled to a fraction of a share of BANC common stock will be entitled to receive an amount in cash (rounded to the nearest cent) based on the BANC closing share value.

BANC common stock is listed on the NYSE under the symbol “BANC,” and PACW common stock is listed on Nasdaq under the symbol “PACW.” The following table shows the closing sale prices of BANC common stock and PACW common stock as reported on the NYSE and Nasdaq, as applicable, on July 24, 2023, the last trading day before the public announcement of the merger agreement, and on [ ], 2023, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of PACW common stock, which was calculated by multiplying the closing price of BANC common stock on those dates by the exchange ratio of 0.6569 rounded to the nearest cent.
	BANC Common Stock	PACW Common Stock	Implied Value of One Share of PACW Common Stock
July 24, 2023	$13.15	$10.54	$8.64
[ ], 2023	$[ ]	$[ ]	$[ ]
For more information on the exchange ratio, see the section entitled “The Transactions—Terms of the Mergers” beginning on page 73 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 132.
In the second merger, each outstanding share of the PACW preferred stock will be converted into the right to receive one share of a newly created series of preferred stock of BANC having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock.
Additionally in the second merger, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share and will represent a 1/40th interest in a share of new BANC preferred stock.
Treatment of BANC Equity Awards (page 133)
At the effective time, each BANC RSU award and each stock option granted under the BANC stock plans that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding BANC PSU award, other than BANC stock-price PSU awards, will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the compensation, nominating and corporate governance committee of the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder.
Treatment of PACW Equity Awards (page 132)
At the effective time, each restricted stock award granted under the PACW stock plan will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the board of directors of PACW will vest at the effective time. The merger agreement further provides that each PACW PSU award will, at the effective time, convert into a Converted RSU award, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of (i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.

Material U.S. Federal Income Tax Considerations of the Mergers (page 167)
The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the first merger that each of BANC and PACW receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of PACW common stock for BANC common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of BANC common stock. You should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.
For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 167.
The U.S. federal income tax considerations described above may not apply to all PACW stockholders. Your tax consequences will depend on your individual situation. Accordingly, you should consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.
Recommendation of the BANC Board of Directors (page 46)
After careful consideration, the BANC board of directors, at a special meeting held on July 24, 2023, unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the mergers, and the BANC issuance, are advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and the BANC issuance. Accordingly, the BANC board of directors unanimously recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal. For a more detailed discussion of the BANC board of directors’ recommendation, see the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 82.
Opinion of BANC’s Financial Advisor (page 88)
In connection with the mergers, BANC’s financial advisor, J.P. Morgan Securities LLC, which we refer to as JPM, delivered a written opinion, dated July 25, 2023, to the BANC board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. The full text of the written opinion of JPM, dated July 25, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex K to this joint proxy statement/prospectus and is incorporated herein by reference. JPM’s written opinion was addressed to the BANC board of directors in connection with and for the purposes of its evaluation of the mergers, was directed only to the exchange ratio in the first merger and did not address any other aspect of the mergers. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of JPM does not constitute a recommendation to any BANC stockholder as to how such stockholder should vote with respect to the mergers or any other matter.
Recommendation of the PACW Board of Directors (page 63)
After careful consideration, the PACW board of directors, at a meeting held on July 25, 2023, unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger and entry into the merger agreement by PACW. Accordingly, the PACW board of directors unanimously recommends that the PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal. For a more detailed discussion of the PACW board of directors’ recommendation, see the section entitled “The Transactions—PACW’s Reasons for the Merger; Recommendation of the PACW Board of Directors” beginning on page 85.

Opinion of PACW’s Financial Advisor (page 95)
In connection with the mergers, PACW’s financial advisor, Piper Sandler & Co., which we refer to as PSC, delivered a written opinion, dated July 25, 2023, to the PACW board of directors to the effect that, as of such date, the exchange ratio in the first merger was fair to the holders of PACW’s common stock from a financial point of view. PSC’s opinion was directed to the PACW board of directors in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any PACW stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the first merger and the merger agreement. The full text of PSC’s opinion is attached as Annex L to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Holders of PACW common stock are urged to read the entire opinion carefully in connection with their consideration of the PACW merger proposal.
Interests of Certain BANC Directors and Executive Officers in the Mergers (page 115)
In considering the recommendation of the BANC board of directors with respect to the BANC issuance proposal, BANC stockholders should be aware that, aside from their interests as BANC stockholders, the directors and executive officers of BANC have certain interests in the merger that may be different from, or in addition to, the interests of BANC stockholders generally. These interests include, among others, the following:
•
BANC RSU Awards: Each of BANC’s executive officers hold outstanding BANC RSU awards that will be deemed replaced upon the effective time and, in accordance with the terms and conditions generally applicable to such awards prior to the effective time, will remain outstanding and continue to be subject to the applicable vesting conditions. Such awards will be eligible for “double-trigger” vesting upon a qualifying termination within the 24-month period following a change in control (including the mergers).

•
BANC PSU Awards: Each of BANC’s executive officers hold outstanding BANC PSU awards that, other than BANC stock-price PSU awards which will be cancelled at the effective time subject to applicable consents, will vest upon the effective time with performance deemed achieved at the target level of performance.

•
BANC Director Awards: Outstanding BANC RSU awards held by each of BANC’s non-employee directors will vest at the effective time in accordance with their terms. Two members of the BANC board of directors hold fully vested stock options which, upon a qualifying termination of the director’s service occurring on or within two years following the effective time, will be exercisable for the remainder of their respective terms.

•
BANC Executive Severance Plan: Certain of BANC’s executive officers are participants in the BANC Executive Change in Control Severance Plan (the “BANC executive severance plan”), which, upon a qualifying termination of employment in connection with a change in control (including the mergers), provides for, amongst other benefits, severance payments equal to 1.0 times (1.5 times for Messrs. Dotan, Dyck and Sotoodeh) the sum of the executive officer’s annual base salary and target annual bonus. As described below, certain of BANC's executive officers are expected to continue to serve as executive officers of the combined company and the surviving bank following the effective time, and accordingly, no severance payments are expected for such executive officers at the effective time.

•
Change in Control/Employment Agreements with Severance: Messrs. Wolff and Kauder are party to employment agreements (the “executive employment agreements”), which, upon a qualifying termination of employment in connection with a change in control (including the mergers), provide for, amongst other benefits, severance payments equal to two times for Mr. Kauder (three times for Mr. Wolff) the sum of Messrs. Wolff and Kauder’s annual base salary and target annual bonus and accelerated vesting of any outstanding equity awards. As described below, Messrs. Wolff and Kauder are expected to continue to serve as executive officers of the combined company and the surviving bank, and accordingly, no severance payments are expected for such executive officers at the effective time.

•	Change in Control: The effective time will result in a change in control under the BANC stock plans, the BANC executive severance plan and the BANC employment agreements described above.

•
Retention Programs: In connection with the mergers, BANC intends to establish retention programs to promote retention and to incentivize efforts to consummate the mergers and BANC’s executive officers may be eligible to receive retention benefits under these programs.

•
Directors & Executive Officers: Certain of BANC’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.

The BANC board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the BANC stockholders vote to approve the BANC issuance proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 75 and “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 82. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” beginning on page 115.
Interests of Certain PACW Directors and Executive Officers in the Mergers (page 119)
In considering the recommendation of the PACW board of directors with respect to the PACW merger proposal, PACW stockholders should be aware that, aside from their interests as PACW stockholders, PACW’s directors and executive officers have interests in the mergers that may be different from, or in addition to, those of PACW stockholders generally. These interests include, among others, the following:
•
PACW Restricted Stock Awards: Under the merger agreement, at the effective time, each award in respect of a share of PACW common stock subject to vesting, repurchase or other lapse restriction granted under the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “PACW equity plan”) that is outstanding immediately prior to the effective time (a “PACW restricted stock award”), other than PACW restricted stock awards held by PACW non-employee directors, will be converted into the right to receive (without interest) the merger consideration in respect of each share of PACW common stock subject to such PACW restricted stock award prior to the effective time with the same terms and conditions as were applicable prior to the effective time (including vesting terms).

•
PACW PSU Awards: Under the merger agreement, at the effective time, each performance-based restricted stock unit award in respect of shares of PACW common stock granted under the PACW equity plan that is outstanding immediately prior to the effective time (a “PACW PSU”) will be converted, based on the exchange ratio, into a time-based restricted stock unit award of BANC (a “BANC RSU”) with the same terms and conditions as were applicable prior to the effective time (including vesting terms, but excluding performance-based vesting conditions), and for purposes of determining the number of shares of PACW common stock subject to the PACW PSUs immediately prior to the effective time, performance will be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the effective time as reasonably determined by the PACW compensation and human capital committee (the “PACW compensation committee”) accordance with the PACW equity plan and the applicable award agreement and in consultation with BANC.

•
PACW Director Awards: Under the merger agreement, at the effective time, each PACW restricted stock award held by a non-employee member of the PACW board of directors (a “PACW director restricted stock award”), will fully vest and be converted automatically into the right to receive (without interest) the merger consideration.

•
PACW CIC Severance Plan: Each executive officer of PACW is a participant in the PacWest Bancorp Change in Control Severance Plan (the “CIC severance plan”) pursuant to which such executive officer is eligible to receive certain severance payments and benefits upon a qualifying termination of employment, including for “good reason” or by PACW other than for “cause” on or within two years after a “change in control,” including, amongst other benefits, (i) a lump sum cash payment equal to a designated severance multiple (three times for each of Messrs. Taylor and Wagner and two times for the other executive officers) times the sum of their annual base salary and the greater of the executive officer’s annual target bonus or average bonus and (ii) a lump sum cash payment equal to the executive officer’s pro-rata target bonus for the year in which the qualifying termination occurs.

•	Change in Control: The effective time will result in a change in control under the PACW equity plan and the CIC severance plan.
•
Directors & Executive Officers: Certain of PACW’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.

•
Indemnification: PACW’s directors and officers will be entitled to certain ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 142).

The PACW board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the PACW stockholders vote to approve the PACW merger proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 75 and “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” beginning on page 85. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers” beginning on page 119.
Governance of the Combined Company after the Mergers (page 123)
Boards of Directors of the Combined Company and the Surviving Bank
At the effective time, on the terms and subject to the conditions set forth in the merger agreement, the board of directors of the combined company and the board of directors of the surviving bank will each consist of 12 directors, of which (a) eight will be former members of the BANC board of directors immediately prior to the closing and designated by BANC (the “legacy BANC directors”), including Jared M. Wolff, who will serve as Chairman of the board of directors of the surviving bank, (b) three will be former members of the PACW board of directors immediately prior to the merger closing and designated by PACW (the “legacy PACW directors”), including John M. Eggemeyer, III, who will serve as Chairman of the board of directors of the combined company (subject to the receipt of any necessary consent or non-objection of any governmental entity) and (c) one will be an individual designated by the Warburg Investors.
Under the merger agreement, if each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s corporate governance guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the combined company will be required to nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing, and the combined company’s proxy materials with respect to each such annual meeting will be required to include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors on the board of directors of the combined company.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate at least the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing, as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC agreed to (i) include a person nominated by the Warburg Investors to be appointed to the BANC board of directors (the “Warburg director”) in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.

Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.
Name and Headquarters (page 124)
The merger agreement provides that (a) the names of the combined company and the surviving bank will be Banc of California, Inc. and Banc of California, respectively, and (b) the headquarters of the combined company and the surviving bank will be located in Los Angeles, California or as otherwise mutually agreed in writing by BANC and PACW.
Regulatory Approvals (page 124)
Subject to the terms of the merger agreement, BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, FRS Membership, and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve in respect of the first merger, the bank merger and the FRS membership, and the California Department of Financial Protection and Innovation (the “DFPI”) under applicable state law. The applications to the Federal Reserve and the DFPI were submitted by BANC and PACW Bank on August 17, 2023. On October 5, 2023, the DFPI granted its approval of BANC acquiring control of PACW’s bank subsidiary and of the merger of BANC’s and PACW’s respective bank subsidiaries. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. Under the investment agreements, before the investments by the Investors may be completed, the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investment will not result in such Investor being deemed to have, or to have acquired, “control” of BANC for purposes of the Bank Holding Company Act of 1956 (the “BHC Act”) or the Change in Bank Control Act of 1978, as amended (the “CIBC Act”). See “Regulatory Approvals—Additional Regulatory Approvals and Notices.”
Although neither BANC nor PACW knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, BANC and PACW cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals or confirmations will not involve the imposition of conditions on the completion of the transactions contemplated by the merger agreement or the investment agreements that will have the effect of delaying or jeopardizing the completion of any of such transactions, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments).
Expected Timing of the Mergers
Neither BANC nor PACW can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. PACW must first obtain the requisite approval of PACW stockholders for the PACW merger proposal, and BANC must first obtain the requisite approval of BANC stockholders for the BANC issuance proposal. Receiving the approval by BANC stockholders of the BANC incentive plan proposal and BANC exemption amendment proposal is not a condition to the completion of the mergers or the investments. BANC and PACW must also obtain necessary regulatory approvals and satisfy certain other closing conditions. BANC and PACW expect the mergers to be completed promptly once BANC and PACW have obtained their respective requisite stockholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions to the first merger, including the substantially concurrent closing of the equity financing. BANC and PACW expect the closing of the mergers to occur in late 2023 or early 2024, subject to satisfaction or waiver of closing conditions.

Conditions to Complete the First Merger (page 146)
As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:
•
the requisite BANC stockholder approval and the requisite PACW stockholder approval having been obtained. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 143 for additional information regarding the requisite BANC stockholder approval and the requisite PACW stockholder approval;

•
BANC having filed a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock to be issued in connection with the mergers in accordance with the NYSE’s rules, and no further action being required to authorize such additional shares for listing, subject to official notice of issuance (this condition will be satisfied upon the authorization for listing of the BANC depositary shares; see the section entitled “The Transactions—Stock Exchange Listings” beginning on page 127 of this joint proxy statement/prospectus);

•
(a) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (b) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of any stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the BANC issuance, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement;

•
the consummation of the purchase and sale of BANC common stock and BANC NVCE stock, for an aggregate investment amount that is greater than or equal to $400 million, pursuant to (i) the investment agreements and/or (ii) any other contract or agreement entered into after the execution of the merger agreement providing for the issuance of shares of BANC common stock and/or BANC NVCE stock on terms and conditions that are equivalent to the terms and conditions applicable to the issuance of shares of BANC common stock and BANC NVCE stock provided for in the investment agreements, in each case qualifying as common equity tier 1 capital of the combined company for purposes of 12 C.F.R. 217.20(b) (collectively, the “equity financing”) occurring substantially concurrently with the merger closing;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, including the representation regarding the absence of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect with respect to such other party (and the receipt by each party of a certificate dated as of the closing date signed on behalf of such other party by the chief executive officer or the chief financial officer to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect); and

•
receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither BANC nor PACW can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement (page 143)
The merger agreement can be terminated at any time prior to the effective time, whether before or after receipt of the requisite PACW stockholder approval or the requisite BANC stockholder approval, in the following circumstances:
•	by mutual written consent of BANC and PACW;
•
by either BANC or PACW if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the mergers, the bank merger or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW if the first merger has not been completed on or before April 25, 2024 (which may be automatically extended to July 25, 2024 if any requisite regulatory approval is the sole outstanding condition to the obligations of either party to the consummation of the first merger (other than those conditions that by their nature can only be satisfied or waived at the merger closing, so long as such conditions are reasonably capable of being satisfied) (the “termination date”), unless the failure of the first merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of PACW, in the case of a termination by BANC, or on the part of BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with other breaches by such party (or failures of such party’s representations or warranties to be true and correct) would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by PACW prior to such time as the requisite BANC stockholder approval is obtained, if (i) BANC or the BANC board of directors (or a committee thereof) has made a recommendation change or (ii) BANC or the BANC board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the BANC board of directors’ recommendation. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 143 for additional information regarding the meaning of a “recommendation change”;

•
by BANC prior to such time as the requisite PACW stockholder approval is obtained, if (i) PACW or the PACW board of directors (or a committee thereof) has made a recommendation change or (ii) PACW or the PACW board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the PACW board recommendation. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 143 for additional information regarding the meaning of a “recommendation change”;

•
by BANC, if there is a material adverse effect on PACW under clause (y) of the definition of “material adverse effect” (which definition is set forth in whole on page 135 of this joint proxy statement/prospectus); or

•	by PACW, if there is a material adverse effect on BANC under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus.
Termination Fee and Expense Reimbursement under the Merger Agreement (page 148)
If the merger agreement is terminated by either BANC or PACW under certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the BANC board of directors or the PACW board of directors, respectively, BANC or PACW may be required to pay a termination fee to the other party equal to $39.5 million.
If the merger agreement is terminated and the termination fee is payable to BANC by PACW, so long as the investment agreements (as applicable) have not been terminated by BANC due to certain breaches by the Investors (as applicable), BANC will be required to pay (x) the Warburg Investors an amount equal to 16.3% and (y) the Centerbridge Investor an amount equal to 3.7%, in each case, of the termination fee received by BANC, net of BANC’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreements and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee.
Balance Sheet Repositioning (page 171)
Under the merger agreement, although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger, BANC and PACW commit to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price, contingent upon the merger closing and either, as BANC and PACW reasonably determine, prior to the merger closing or effective as of, or as soon as reasonably practicable after, the merger closing. The information provided below is based on BANC and PACW’s current expectations and is not a guaranty or assurance that the balance sheet repositioning will be completed by the expected timing or on the terms described below. The amounts set forth below represent the best reasonable estimates of the BANC management team regarding the balance sheet repositioning activity as of the date of this joint proxy statement/prospectus. Accordingly, the actual amounts may vary depending on market conditions.
In connection with the balance sheet repositioning contingent upon the merger closing, as of the date of this joint proxy statement/prospectus, BANC and PACW plan to sell an aggregate of $7 billion of BANC and PACW assets, collectively, at or following closing, comprised of the following possible assets:
•	BANC has identified the following assets, with each portfolio having been hedged for interest rate risk:
(i) $1.8 billion of its single-family residential mortgage portfolio
•
BANC entered into a forward sale commitment with affiliates of JPM (the “forward sale commitment”) with respect to the single-family residential mortgage portfolio, which is comprised of $1.8 billion in assets as of June 30, 2023, which is contingent upon receipt of approval for the closing of the bank merger. The forward sale commitment contains customary terms and conditions associated with a whole loan sale, and settlement is contemplated on November 8, 2023, or such other date as may be mutually agreed. If settlement does not occur by November 8, 2023, the purchase price is subject to adjustment reflecting at-market fees based on the additional time for settlement. It is anticipated that BANC will transfer such mortgage portfolio as soon as possible after the closing of the mergers, which may take up to a week post-closing due to operational considerations. The forward sale commitment will automatically terminate if approval to close the bank merger is not received by December 8, 2023. If the forward sale commitment terminates before the completion of the mergers, then it is possible that BANC will be unable to sell such assets on the terms that are at least as favorable to BANC as the terms set forth in the forward sale commitment.

(ii) $1.6 billion of its multi-family residential mortgage portfolio
•
The $1.6 billion multi-family residential mortgage portfolio is currently being marketed to several potential counterparties for sale, pending closing of the mergers. BANC has received multiple external bids for such assets. BANC plans to implement the structure of the single-family forward sale agreement discussed above and target a date in mid to late November for close. BANC anticipates that the sale and transfer of this portfolio would be consummated approximately one week following the closing of the mergers. Completion of this multi-family forward sale transaction is contingent upon (a) the finalization of such forward agreement to sell the portfolio and (b) the closing of the mergers occurring prior to the expiration of the term of such forward sale agreement, as it may be extended.

(iii) $1.2 billion of available-for-sale securities and held-to-maturity securities (“BANC bond portfolio”), which may include, among others, collateralized mortgage obligations (“CMO”), mortgage-backed securities (“MBS”), taxable municipal bonds and collateralized loan obligations (“CLO”)
•
The BANC bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and liquid markets. The plan is to sell the BANC bond portfolio over a one to two week period immediately post-closing of the mergers. Sale of the BANC bond portfolio is dependent on (a) market liquidity and (b) market pricing (other than decreases caused by market base interest rates). For example, if the market value for certain securities in the BANC bond portfolio were to decrease substantially due to the widening of credit spreads, then such decrease could have an adverse effect on the sale due to the un-hedged impact on equity.

•	PACW has identified the following assets:
•	$2.3 billion of its available-for-sale securities (“PACW bond portfolio”), which may include, among others, commercial and residential MBS, CMO, treasury bonds and municipal bonds
•
PACW’s bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and robust markets for sale. The plan is to sell the PACW bond portfolio over a one to two week period immediately post-closing of the mergers. PACW has not hedged the interest rate risk of the PACW bond portfolio. Accordingly, the sale of the PACW bond portfolio is dependent on (a) market liquidity and (b) market pricing (including decreases caused by interest rate change).

Proceeds of the asset sales along with excess cash are expected to be utilized in the repayment of BANC and PACW’s $13 billion of wholesale borrowings, which include (1) $5.9 billion of brokered deposits of BANC and PACW, (2) $1.3 billion outstanding of PACW’s $1.4 billion repurchase agreement facility (“Repurchase Agreement Facility”), (3) $1.1 billion of FHLB borrowings by BANC and (4) $4.9 billion of Bank Term Funding Program (“BTFP”) borrowings by PACW. The repayment of these wholesale borrowings is contingent upon the completion of the balance sheet repositioning. The expected timing of the repayments is as follows:
•	BTFP borrowings – repay at closing of the mergers or immediately thereafter
•	FHLB borrowings – repay as cash is available through December 31, 2023
•	Repurchase Agreement Facility – repay no later than December 17, 2023
•	Brokered deposits – repay as they mature through December 31, 2023
•	State of California Certificates of Deposit – repay as they mature through December 31, 2023
•	Sweep Accounts – repay as cash is available through December 31, 2023
•	Overnight borrowings – repay within seven days of closing of the mergers.
Reimbursement for Balance Sheet Repositioning Costs (page 148)
In general, if the merger agreement is terminated, then PACW has agreed to be responsible for 80.36% of the out-of-pocket fees, costs and expenses incurred by PACW and BANC and associated with or arising out of the negotiation, execution or delivery of, or termination of, any contract, agreement or arrangement relating to its portion of the balance sheet repositioning (such agreement, the “BSR agreement” and such costs, the “BSR costs”) and BANC has agreed to be responsible for the remaining 19.64% of the BSR costs. However, if the merger agreement is terminated by BANC under certain circumstances associated with certain breaches of the merger agreement by PACW or a material adverse effect applicable to PACW under clause (y) of the definition of material adverse effect (as discussed in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147), then PACW has agreed to be responsible for 100% of the BSR Costs. Similarly, if the merger agreement is terminated by PACW under certain circumstances associated with certain breaches of the merger agreement by BANC or a material adverse effect applicable to BANC under clause (y) of the definition of material adverse effect (as discussed above in “Summary—Termination of the Merger Agreement”), then BANC has agreed to be responsible for 100% of the BSR costs. BANC and PACW have further agreed in the merger agreement that the foregoing allocation of the BSR costs may be achieved though reimbursement by one party to the other party.
The Investments (page 152)
Concurrently with its entry into the merger agreement, BANC entered into the investment agreements, each dated as of July 25, 2023, with the Investors. On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. Additionally, following the ninetieth (90th) day after the date of the Warburg investment closing and upon the written request of the Warburg Investors (or certain permitted transferees), the Warburg Investors (or such transferee) may exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock for which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or non-voting common stock of BANC, subject to certain conditions. See the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock” beginning on page 158 for more information.
The investments are contingent upon the merger closing in accordance with the merger agreement and are subject to the satisfaction or waiver of certain other closing conditions. The investment agreements will terminate following the occurrence of certain events, including: (i) automatically upon the valid termination of the merger agreement in accordance with its terms, (ii) with the mutual written consent of BANC and the applicable Investors, (iii) following written notice from either BANC or the applicable Investors following either (x) the applicable investment closing having not occurred on or prior to April 25, 2024 (which will be automatically extended to July 25, 2024 in certain circumstances set forth in the investment agreements) or (y) upon certain breaches of the investment agreements by the other party (subject to certain exceptions and following applicable cure periods) and (iv) by either BANC or the applicable Investors if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing has denied approval of the transactions contemplated by the applicable investment agreement (subject to certain exceptions). For more information on the terms of the investment agreements, see the section entitled “—The Investment Agreements” below.
Voting Agreements (page 150)
Each member of the PACW board of directors has entered into a voting agreement with BANC in which such director has agreed (in such director’s capacity as a stockholder only) to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. Under the voting agreement, each member of the PACW board of directors agrees to not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of PACW common stock, subject to certain exceptions. As of the close of business on the PACW record date, such persons beneficially owned, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
In addition, each member of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed (in such director’s capacity as a stockholder only) to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. Under the voting agreement, each member of the BANC board of directors agrees to not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of BANC common stock, subject to certain exceptions. As of the close of business on the BANC record date, such persons beneficially owned, in the aggregate, [ ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
The voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms. For more information, please see the section entitled “The Merger Agreement—Voting Agreements.”
Accounting Treatment of the Mergers (page 127)
The mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”), and PACW will be treated as the acquirer for accounting purposes.
The Rights of PACW Stockholders Will Change as a Result of the Mergers (page 44)
Upon completion of the first merger, the rights of former PACW stockholders who receive shares of BANC common stock in the first merger will be governed by the BANC charter and the BANC bylaws. The rights associated with PACW common stock are different from the rights associated with BANC common stock. In addition, the rights of stockholders under Maryland law, where BANC is incorporated, may differ from the rights of stockholders under Delaware law, where PACW is incorporated. See the section entitled “Comparison of the Rights of BANC Stockholders and PACW Stockholders” on page 205 for a discussion of the different rights associated with PACW common stock and BANC common stock.
Listing of BANC Common Stock and BANC Depositary Shares; Delisting and Deregistration of PACW Common Stock and PACW Depositary Shares (page 204)
The shares of (a) BANC common stock to be issued in the first merger and (b) BANC depositary shares to be issued in the second merger, in each case, will be listed for trading on the NYSE. Following the mergers, shares of BANC common stock will continue to be traded on the NYSE. In addition, following the (i) first merger, PACW common stock and (ii) second merger, PACW depositary shares will be delisted from Nasdaq and deregistered under the Exchange Act.

The BANC Special Meeting (page 46)
The BANC special meeting will be held on [ ], 2023 at [ ], Pacific Time, at 3 MacArthur Place, Santa Ana, CA 92707, or at any postponement or adjournment thereof. At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following matters:
•	the BANC issuance proposal;
•	the BANC incentive plan proposal;
•	the BANC exemption amendment proposal; and
•	the BANC adjournment proposal.
The BANC board of directors has fixed the close of business on [ ], 2023 as the BANC record date for the determination of BANC stockholders entitled to notice of, and to vote at, the BANC special meeting. As of the close of business on the BANC record date, there were [ ] shares of BANC common stock outstanding held by [ ] holders of record. Each holder of record of BANC common stock is entitled to cast one vote on each matter properly brought before the BANC special meeting for each share of BANC common stock that such holder owned of record as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of the BANC record date may vote shares held in excess of such amount.
Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the BANC issuance proposal or any other proposal being considered by the BANC stockholders as described in this joint proxy statement/prospectus and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC issuance proposal will not have any effect on the BANC issuance proposal.
Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC incentive plan proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC incentive plan proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC incentive plan proposal will not have any effect on the BANC incentive plan proposal.
Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC exemption amendment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. The failure to vote on the BANC exemption amendment proposal will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC adjournment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of

BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC adjournment proposal will not have any effect on the BANC adjournment proposal.
The PACW Special Meeting (page 63)
The PACW special meeting will be held on [ ], 2023, at [ ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237, or at any postponement or adjournment thereof. At the PACW special meeting, PACW stockholders will be asked to consider and vote upon the following matters:
•	The PACW merger proposal;
•	The PACW compensation proposal; and
•	The PACW adjournment proposal.
The PACW board of directors has fixed the close of business on [ ], 2023 as the PACW record date for the determination of PACW stockholders entitled to notice of, and to vote at, the PACW special meeting. As of the close of business on the PACW record date, there were [ ] shares of PACW common stock outstanding held by [ ] holders of record. Each holder of record of PACW common stock is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date.
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. Because, under applicable rules, banks, brokers and other holders of record holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by PACW stockholders, if a beneficial owner of PACW common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the PACW special meeting if no other proposals are brought before the PACW special meeting.
Approval of the PACW merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the PACW merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW compensation proposal is not a condition to the completion of the mergers. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
Whether or not a quorum is present, approval of the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
BANC Charter Exemption Amendment
In connection with the Warburg investment, if the approval by BANC stockholders of the BANC exemption amendment proposal is obtained, contingent upon the closing of the transactions contemplated by the merger agreement, the BANC charter will be amended to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the

“BANC charter amendment”). A copy of the proposed BANC charter amendment is attached to this joint proxy statement/prospectus as Annex D. This BANC charter amendment is not a closing condition to the investments.
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved by BANC stockholders at the BANC special meeting, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the Warburg investment closing until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal and contingent upon the closing of the transactions contemplated by the merger agreement, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of State.
After the second effective time, the BANC charter, as in effect immediately prior to the effective time, will be the charter of the combined company until thereafter amended in accordance with applicable law.
Appraisal or Dissenters’ Rights in Connection with the Mergers (page 127)
BANC stockholders are not entitled to dissenters’ rights under the MGCL, and PACW stockholders are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 127.
Risk Factors (page 36)
In evaluating the merger agreement, the mergers or the issuance of shares of BANC common stock, BANC NVCE stock or the warrants, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 36.
Claims Related to the Merger (page 134)
In September 2023, PACW received four demands from purported stockholders challenging the transaction and generally alleging that certain disclosures in the preliminary joint proxy statement/prospectus filed on August 28, 2023 were false, misleading, contained incomplete statements or omitted material information and asserting claims against PACW and the PACW board of directors for violations of Sections 14(a) and/or 20(a) of the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this joint proxy statement/prospectus, or in documents incorporated by reference into this joint proxy statement/prospectus, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement.
Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements are based on current expectations, estimates and projections about PACW’s and BANC’s businesses, beliefs of PACW’s and BANC’s managements and assumptions made by PACW’s and BANC’s managements. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“future factors”) which are difficult to predict, change over time, and are often beyond the control of BANC, PACW and the combined company. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
While there is no assurance that any list of future factors is complete, in addition to the factors relating to the mergers discussed under the section entitled “Risk Factors” and the risk factors previously discussed in BANC’s and PACW’s reports filed with the SEC, which could cause actual results to differ materially from those contained or implied in the forward-looking statements, below are certain future factors, among others:
•	the risk that the proposed transaction may not be completed in a timely manner or at all;
•
the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the BANC stockholders and PACW stockholders and the requisite regulatory approvals and without any materially burdensome regulatory condition within the time periods provided in the merger agreement;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or the investment agreements;
•	the inability to obtain alternative capital to the investments in the event it becomes necessary to complete the equity financing, which is a condition to the consummation of the proposed transaction;
•	the effect of the announcement or pendency of the proposed transaction on BANC’s and PACW’s business relationships, operating results and business generally;
•	risks that the proposed transaction disrupts current plans and operations of BANC and PACW;
•	potential difficulties in retaining BANC and PACW customers and employees as a result of the proposed transaction;
•	BANC’s and PACW’s estimates of their respective financial performance and the financial performance of the combined company;
•	changes in general economic conditions;
•
changes in the interest rate environment, including the recent increases in the Federal Reserve benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect BANC’s and PACW’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity;

•	the impacts of continuing inflation;
•
the credit risks of lending activities, which may be affected by deterioration in the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of BANC’s and PACW’s underwriting practices and the risk of fraud;

•	fluctuations in the demand for loans and other banking products offered by BANC and PACW;

•
the ability to develop and maintain a strong core deposit base or other low-cost funding sources necessary to fund BANC’s and PACW’s activities particularly in a rising or high interest rate environment;

•	the rapid withdrawal of a significant amount of deposits over a short period of time;
•
results of examinations by regulatory authorities of BANC or PACW and the possibility that any such regulatory authority may, among other things, limit BANC’s or PACW’s business activities, restrict BANC’s or PACW’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase BANC’s or PACW’s allowance for credit losses, result in write-downs of asset values, restrict BANC’s or PACW’s ability or that of BANC’s or PACW’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions;

•	the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks;
•	changes in the markets in which BANC and PACW compete, including with respect to the competitive landscape, technology evolution or regulatory changes;
•	changes in consumer spending, borrowing and saving habits;
•	slowdowns in securities trading or shifting demand for security trading products;
•	the impact of natural disasters or health epidemics;
•	legislative or regulatory changes;
•	impact of operating in a highly competitive industry;
•	reliance on third party service providers;
•	competition in retaining key employees;
•
risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions;

•	changes to accounting principles and guidelines;
•	the impact of purchase accounting with respect to the mergers, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	potential litigation relating to the proposed transaction that could be instituted against BANC, PACW or their respective directors and officers, including the effects of any outcomes related thereto;
•	volatility in the trading price of BANC’s or PACW’s securities, including due to the impacts of short selling of the securities of BANC and/or PACW;
•	the effectiveness of the hedging positions of BANC and PACW, including in respect of the balance sheet repositioning;
•	the effects of the balance sheet repositioning, including potential losses associated with the balance sheet repositioning;
•	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and
•	unexpected costs, charges or expenses resulting from the proposed transaction.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, BANC and PACW claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference into this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither BANC nor PACW undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that BANC and PACW have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 218.
BANC and PACW expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, attached to or incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by PACW stockholders in BANC common stock as a result of the exchange of shares of PACW common stock for shares of BANC common stock in the first merger involves certain risks. Similarly, a decision on the part of BANC stockholders to approve the BANC issuance also involves risks for BANC stockholders, who will continue to hold their shares of BANC common stock after the mergers. Certain material risks and uncertainties connected with the merger agreement and the investment agreements and transactions contemplated thereby and ownership of BANC common stock are discussed below. In addition, BANC and PACW have discussed certain other material risks connected with the ownership of BANC common stock and with BANC’s business, and with the ownership of PACW common stock and PACW’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and their Quarterly Reports on Form 10-Q filed with the SEC for the first (for PACW only) and second quarters (for both PACW and BANC) of 2023, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that BANC or PACW may file with the SEC after the date of this joint proxy statement/prospectus.
PACW stockholders and BANC stockholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference into this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the PACW special meeting or the BANC special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference herein may adversely affect the value of BANC common stock that you, as an existing BANC stockholder, currently hold or that you, as an existing PACW stockholder, will hold upon consummation of the first merger, and could result in a significant decline in the value of BANC common stock and cause BANC stockholders and/or PACW stockholders to lose all or part of the value of their respective investments in BANC common stock.
Risks Relating to the Consummation of the Mergers and BANC Following the Mergers
Because the market price of BANC common stock may fluctuate prior to the effective time, including as a result of BANC’s and PACW’s financial performance prior to the effective time, stockholders cannot be certain of the market value of the merger consideration to be received by PACW stockholders.
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock they own, subject to certain exceptions. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive per share of PACW common stock is fixed, the market value of the merger consideration will fluctuate with the market price of BANC common stock and will not be known at the time of the BANC and PACW special meetings. Neither BANC nor PACW is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of BANC common stock or PACW common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in BANC’s and PACW’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of BANC common stock, PACW common stock and the other public traded banking institutions as well as changes in applicable laws and regulations, many of which are beyond BANC’s and PACW’s control. Therefore, at the time of the BANC special meeting and the PACW special meeting, BANC stockholders and PACW stockholders will not know the market value of the merger consideration that PACW stockholders will receive at the effective time. Furthermore, the implied value of BANC common stock to be paid to the PACW stockholders upon completion of the first merger could be at the closing of the mergers (and was at the time of announcement of the merger agreement) significantly less than $10.54, which was the closing price per share of PACW common stock on the last trading day before the public announcement of the merger agreement, based on any fluctuations in the market price of BANC common stock. You should obtain current market quotations for shares of BANC common stock (NYSE: BANC) and for shares of PACW common stock (NASDAQ: PACW).

The market price of BANC common stock after the mergers may be affected by factors different from those currently affecting the shares of BANC common stock or PACW common stock. Similarly, the market price of BANC depositary shares after the mergers may be affected by factors different from those currently affecting the market price of PACW depositary shares.
As a result of the first merger, PACW stockholders will become BANC stockholders, and certain adjustments may be made to the combined company’s business as a result of the mergers. Accordingly, the results of operations of the combined company and the market price of BANC common stock and BANC depositary shares after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of BANC and PACW. For a discussion of the businesses of BANC and PACW and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus.
The opinion delivered by JPM to the BANC board of directors and the opinion delivered by PSC to the PACW board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the date of the opinions.
The opinion of JPM, BANC’s financial advisor, to the BANC board of directors, was delivered on and dated July 25, 2023 and the opinion of PSC, PACW’s financial advisor, to the PACW board of directors was delivered on and dated July 25, 2023. Changes in the operations and prospects of BANC or PACW, general market and economic conditions and other factors which may be beyond the control of BANC and PACW, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of BANC common stock and PACW common stock, may have altered the value of BANC or PACW or the prices of shares of BANC common stock and PACW common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.
Before the mergers and the bank merger may be completed, the requisite approvals, consents and non-objections must be obtained from the Federal Reserve and the DFPI. Under the investment agreements, before the investments by the Investors may be completed, the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investment will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or the CIBC Act and the related regulations, either individually or as part of an association or group “acting in concert”. Other approvals, waivers or consents from regulators may also be required, both for the mergers and for the investments.
In determining whether to grant these approvals and confirmations, such regulatory authorities consider a variety of factors. These approvals or confirmations could be delayed or not obtained at all, including due to (i) a party’s regulatory standing (or adverse development in respect thereof), (ii) any other factors considered by regulators when granting such approvals or confirmations, including governmental, political or community group inquiries, investigations or opposition, or (iii) changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement or the investment agreements. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreements, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments and their inclusion as common equity tier 1 capital, assuming the mergers and the investments are consummated successfully and within the expected timeframe). In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in abandonment of the mergers and the investments. Additionally, the completion of the mergers and the investments is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prevent, prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement or the investment agreements, as applicable.

BANC and PACW have agreed in the merger agreement to use reasonable best efforts to consummate the transactions contemplated by the merger agreement on the terms and conditions set forth therein, including using reasonable best efforts to satisfy all conditions and covenants under their control in the merger agreement. However, under the terms of the merger agreement, neither BANC nor PACW, nor any of their respective subsidiaries, is required or permitted (without the written consent of the other party), to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would (i) reasonably be expected to require the combined company or any other person to issue equity securities or otherwise raise capital in excess of the amount contemplated by the investments under the merger agreement; or (ii) (A) not apply to a similarly sized financial holding company and state member bank that are well-capitalized and well-managed and (B) be materially more burdensome, individually or in the aggregate, on the operations, business or profitability of the combined company and its subsidiaries than those imposed on BANC or BANC N.A. as of the date of the merger agreement (a “materially burdensome regulatory condition”).
BANC and the Investors have agreed in the investment agreements to use reasonable best efforts to promptly prepare and file for all permits, consents, approvals, confirmations and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the investments as promptly as reasonably practicable, and to respond to any request for information from any government authority related to the foregoing, so as to enable the parties to consummate the transactions contemplated by the investment agreements. However, under the terms of the investment agreements, neither BANC nor any of its subsidiaries is permitted (without the written consent of the other party), and none of the Investors or any of their affiliates is required, to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, that would reasonably be expected to cause any Investor, any of their respective affiliates or any of their partners or principals to (A) “control” BANC or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” BANC or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to BANC pursuant to the BHC Act; or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to BANC, PACW or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, BANC, PACW or any of their respective subsidiaries.
Consummation of the mergers and each Investor’s investment is conditioned upon the substantially concurrent closing of an aggregate $400 million investment.
As a condition to the consummation of the mergers, BANC must substantially concurrently therewith consummate the purchase and sale of BANC common stock and BANC NVCE stock for an aggregate investment amount that is greater than or equal to $400 million pursuant to (i) the investment agreements and/or (ii) any other contract or agreement entered into after the execution of the merger agreement providing for the issuance of shares of BANC common stock and/or BANC NVCE stock on equivalent terms and conditions as set forth in the investment agreements, in each case qualifying as common equity tier 1 capital (“qualifying equity securities”). As a condition to the consummation of each Investor’s investment, BANC must have substantially concurrently received an investment which, together with the Investor’s investment, constitutes an investment of $400 million or greater in BANC’s qualifying equity securities. Although BANC has legally binding agreements with each of the Warburg Investors and the Centerbridge Investor pursuant to which the Investors (in the aggregate) have agreed to invest $400 million in BANC’s qualifying equity securities substantially concurrently with the consummation of the mergers, the obligation of each Investor to make such investment is subject to various conditions. If any Investor fails to consummate its portion of the investments, BANC may be required to seek a new investment in BANC’s qualifying equity securities from other third parties, which may or may not be available (and may or may not be available on the same terms as the investment agreements). Failure to consummate (or a delay in consummating) the investments may cause the failure or delay in the ability of the parties to consummate the mergers.
Failure to consummate the mergers and investments could negatively impact BANC and PACW.
The consummation of the mergers is subject to the receipt of requisite regulatory and stockholder approvals and the satisfaction of other closing conditions, including the substantially concurrent consummation of the investments, as noted above. If the mergers are not completed for any reason, including as a result of BANC stockholders or PACW stockholders failing to grant the applicable requisite stockholder approval at the applicable company’s special stockholders meeting or the imposition of a materially burdensome regulatory condition resulting in either BANC or PACW refusing to consummate the mergers, there may be various adverse consequences and BANC and PACW may experience negative reactions from the financial markets and from their customers and employees. For example, BANC’s business and PACW’s business may each be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of consummating the mergers.
Additionally, if the merger agreement is terminated, the market price of the BANC common stock and/or the PACW common stock could decline to the extent that current market prices reflect a market assumption that the mergers and/or, in the case of BANC, the investments will be beneficial and will be consummated. BANC or PACW also could be subject to litigation related to any failure to complete the mergers or, in the case of BANC, the investments or to proceedings commenced against BANC or PACW to perform its obligations under the merger agreement or, in the case of BANC, the investment agreements. If the merger agreement is terminated under certain circumstances, one party may be required to pay a termination fee of $39.5 million to the other party. If BANC receives a termination fee, it may be required to remit a portion of that fee to the Investors.
Additionally, BANC and PACW have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement and, in the case of BANC, the investment agreements (including the investments and the balance sheet repositioning (as defined below)), as well as the costs and expenses of preparing, filing, printing and mailing of a joint proxy statement/prospectus in connection with the mergers, and all filing and other fees paid in connection with the mergers. As of the date of signing the merger agreement, such transaction and integration costs were estimated to be approximately $280 million pre-tax and approximately $215 million post-tax, but the actual costs could fluctuate. If the mergers and/or the investments are not completed, BANC and PACW would have to pay these expenses without realizing the expected benefits of the mergers and/or the investments, as applicable. Although BANC or PACW may be entitled to receive a termination fee of $39.5 million from the other party and/or expense reimbursement with respect to certain costs and expenses associated with the balance sheet repositioning if the merger agreement is terminated under certain circumstances, (i) such payments may not be sufficient to fully compensate BANC or PACW for the losses it may incur in connection with a failure of the mergers to be consummated and (ii) BANC may be required to remit a portion of the termination fee it receives to the Investors.
Combining BANC and PACW may be more difficult, costly or time-consuming than expected, and the combined company may fail to realize the anticipated benefits of the mergers.
The success of the mergers will depend, in part, on the ability of BANC and PACW to dispose certain assets in the planned balance sheet repositioning (the “balance sheet repositioning”) along with anticipated cost savings from combining the businesses of BANC and PACW. To realize certain anticipated benefits and cost savings from the mergers, BANC and PACW must successfully dispose of assets at closing, which is inherently subject to market conditions and the risk that such conditions will be less favorable than what the parties expected when entering into the merger agreement, and successfully integrate and combine their businesses in a manner that permits those benefits and cost savings to be realized without adversely affecting current revenues and future growth. If BANC and PACW are not able to successfully achieve these objectives, such anticipated benefits and cost savings of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the mergers could be less than anticipated, and integration may result in additional and unforeseen expenses. For reference, as of the date of signing the merger agreement, the costs savings for the transaction were estimated to be approximately $130 million or approximately 15% pre-tax expense reduction of the combined company’s run-rate expense base.
An inability to realize the full extent of the anticipated benefits of, the mergers and the other transactions contemplated by the merger agreement (including the balance sheet repositioning), as well as any delays encountered in the integration process, could have an adverse effect upon the capital position, revenues, levels of expenses and operating results of the combined company following the completion of the mergers, which may adversely affect the value of the common stock of the combined company following the completion of the mergers.

BANC and PACW have operated and, until the completion of the mergers, must continue to operate independently.
It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with their stakeholders or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on BANC or PACW during this pre-closing period and for an undetermined period after consummation of the mergers on the combined company.
Furthermore, the board of directors and executive leadership of the combined company and the surviving bank will consist of former directors and executive officers from each of BANC and PACW, as well as a director designated by the Warburg Investors. Combining the boards of directors and management teams of each company into a single board of directors and a single management team could require the reconciliation of differing priorities and philosophies.
The combined company may be unable to retain BANC and/or PACW personnel successfully after the mergers are completed.
The success of the mergers will depend, in part, on the combined company’s ability to retain the talent and dedication of key employees currently employed by BANC and PACW. It is possible that these employees may decide not to remain with BANC or PACW, as applicable, while the mergers are pending or with the combined company after the mergers are consummated. If BANC and PACW are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, BANC and PACW could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the mergers, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. BANC and PACW also may not be able to locate or retain suitable replacements for any key employees who leave either company.
BANC and PACW will be subject to business uncertainties and contractual restrictions while the mergers are pending.
Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on BANC or PACW. These uncertainties may impair BANC’s or PACW’s ability to retain and motivate key personnel until the mergers are completed and could cause customers and others that deal with BANC or PACW to seek to change existing business relationships with BANC or PACW. In addition, subject to certain exceptions, each of BANC and PACW has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to (i) consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party and (ii) in the case of BANC, obtain any necessary approvals of any governmental entity in connection with the investments without the consent of the Investors. These restrictions may prevent BANC or PACW from pursuing attractive business opportunities that may arise prior to the completion of the mergers.
BANC and PACW have incurred and the combined company is expected to incur substantial costs related to the mergers and integration.
BANC and PACW have incurred and expect to incur a number of non-recurring costs associated with the mergers and, in the case of BANC, the investments. These costs include legal, financial, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, closing, integration and other related costs. Some of these costs are payable by BANC and/or PACW regardless of whether the mergers are completed.
In addition, the combined company will incur integration costs following the completion of the mergers as BANC and PACW integrate their businesses, including facilities and systems consolidation costs and employment-related costs. BANC and PACW may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While BANC and PACW have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the mergers, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Stockholder litigation related to the mergers and/or the investments could prevent or delay the completion of the mergers and/or the investments, result in the payment of damages or otherwise negatively impact the business and operations of BANC or PACW.
Stockholders may bring claims in connection with the mergers and/or the investments and, among other remedies, may seek damages or an injunction preventing the mergers and/or the investments from closing. In September 2023, PACW received four demands from purported stockholders challenging the transaction and generally alleging that certain disclosures in the preliminary joint proxy statement/prospectus filed on August 28, 2023 were false, misleading, contained incomplete statements or omitted material information, and asserting claims against PACW and the PACW board of directors for violations of Sections 14(a) and/or 20(a) of the Exchange Act. If any plaintiff were successful in obtaining an injunction prohibiting BANC or PACW from completing the mergers or any other transactions contemplated by the merger agreement or BANC and the Investors from consummating the investments (or any portion thereof), then such injunction may delay or prevent the effectiveness of the mergers and the investments and could result in costs to BANC or PACW, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the mergers and/or the investments. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of BANC, PACW or the combined company.
The merger agreement may be terminated in accordance with its terms, and the mergers may not be consummated.
The obligation of the merger agreement parties to consummate the first merger is subject to a number of conditions that must be satisfied or waived in order to consummate the mergers. Those conditions include, among other things: (i) receiving the requisite approval by each of the BANC stockholders and the PACW stockholders of certain matters relating to the mergers at each company’s respective special stockholders meeting; (ii) the receipt of the requisite regulatory approvals from the Federal Reserve and the DFPI and that no requisite regulatory approval contains any materially burdensome regulatory condition; (iii) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal; (iv) the registration statement of which this joint proxy statement/prospectus is a part being declared effective by the SEC under the Securities Act; and (v) the consummation of a total of $400 million or greater investment in BANC’s qualifying equity securities substantially concurrently with the closing of the mergers. Each party’s obligation to consummate the mergers is also subject to certain additional conditions, including: (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party (including the absence of any material adverse effect, as defined in the merger agreement); (b) the performance in all material respects by the other party of its obligations under the merger agreement; and (c) the receipt by each party of an opinion from its counsel to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code.
These conditions to the consummation of the first merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite stockholder approvals, or PACW or BANC may elect to terminate the merger agreement in certain other circumstances, including by BANC upon the occurrence of a material adverse effect under certain circumstances with respect to PACW or by PACW upon the occurrence of a material adverse effect under certain circumstances with respect to BANC.
The investment agreements may be terminated in accordance with their respective terms and the investments may not be consummated.
The obligation of the parties to each investment agreement to consummate the investments is subject to a number of conditions which must be satisfied or waived in order to consummate the investments. Those conditions include, among other things: (i) the substantially concurrent consummation of the mergers and the satisfaction of the conditions to the mergers under the merger agreement; (ii) the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investments will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act; (iii) the absence of any order, injunction, decree or other legal restraint preventing the completion of the investments or making the completion of the investments or any of the other transactions contemplated by the investment agreements illegal; and (iv) the consummation, or substantially concurrent consummation, of a total of $400 million or greater investment in BANC’s qualifying equity securities. Each party’s obligation to consummate the investments is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, and (b) the performance in all material respects by the other party of its obligations under the applicable investment agreement.
These conditions to the consummation of the investments may not be satisfied or waived in a timely manner or at all, and, accordingly, the investments may not be consummated. In addition, the parties to each investment agreement can mutually decide to terminate the applicable investment agreement at any time, before or after the requisite stockholder approvals, or the parties may elect to terminate the applicable investment agreement in certain other circumstances.
Failure to complete the balance sheet repositioning could delay or hinder regulatory approvals.
Although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger under the merger agreement, the regulators may not approve the mergers or the bank merger until the balance sheet repositioning can be completed to minimize capital and liquidity risk of the combined company. Therefore, if either BANC or PACW is unable to complete its balance sheet repositioning to the extent of any actions required to be undertaken prior to the merger closing, regulatory approval may be delayed or denied.
BANC and PACW may suffer significant losses from the balance sheet repositioning.
Under the merger agreement, BANC and PACW commit to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price. Therefore, depending on the existence of various potential buyers and competitive prices, BANC or PACW may sell its assets at a significant loss, which could affect the financial condition and results of operations of BANC, PACW or the combined company.
The ability of BANC or PACW to use net operating loss carryforwards and other tax attributes may be limited in connection with the mergers or other ownership changes.
Both BANC and PACW are expected to incur taxable losses in connection with the balance sheet repositioning. To the extent these taxable losses exceed BANC’s or PACW’s taxable income, as applicable, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if at all.
Under Sections 382 and 383 of Code, these federal net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in BANC’s or PACW’s ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Each of BANC’s and PACW’s ability to utilize net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the mergers or other transactions. Similar rules may apply under state tax laws. Neither BANC nor PACW has determined the amount of the cumulative change in BANC’s or PACW’s ownership resulting from the mergers or other transactions, or any resulting limitations on BANC’s or PACW’s ability to utilize BANC’s or PACW’s net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes. Such limitations could result in increased future income tax liability to BANC or PACW and BANC’s or PACW’s future cash flows could be adversely affected. The effect of such limitations could also adversely affect BANC’s and PACW’s regulatory capital ratios.
In certain circumstances, to preserve BANC’s or PACW’s ability to utilize BANC’s or PACW’s tax attributes without limitation, BANC, PACW or the combined company may take actions to attempt to prevent an

“ownership change” from occurring, including by adopting provisions that would limit or discourage stockholders from acquiring 5% or more of BANC or PACW or in the case of stockholders that already own 5% or more of BANC or PACW, from increasing their ownership. There can be no assurances that such actions will be available, or if such actions are available, whether BANC, PACW or the combined company will decide to undertake any such actions and if such actions are undertaken, whether such actions would be effective in preventing an “ownership change” pursuant to Section 382 of the Code.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the first merger as well as the actual financial condition and results of operations of the combined company after the mergers may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers and the investments been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record BANC’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of BANC as of the closing date. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this joint proxy statement/prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.
Certain of BANC’s and PACW’s directors and executive officers may have interests in the mergers that may differ from, or are in addition to, the interests of BANC stockholders and PACW stockholders.
BANC stockholders and PACW stockholders should be aware that some of BANC’s and PACW’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of BANC stockholders and PACW stockholders. These interests and arrangements may create potential conflicts of interest. The BANC board of directors and the PACW board of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that BANC stockholders vote to approve the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal and that PACW stockholders vote to approve the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal.
In connection with the mergers, BANC will assume PACW’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the mergers could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under BANC’s existing indebtedness.
Upon the closing of the subsequent merger, BANC will assume PACW’s outstanding indebtedness, which is estimated to be approximately $7.2 billion based on the amount outstanding as of June 30, 2023. BANC’s existing debt (including PACW’s assumed indebtedness), together with any future incurrence of additional indebtedness, could have important consequences for the combined company’s creditors and stockholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its stockholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

The announcement of the mergers could disrupt BANC’s and PACW’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the mergers are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the mergers on BANC’s and PACW’s business include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect BANC’s and PACW’s ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which BANC and PACW maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with BANC and PACW or fail to extend existing relationships with BANC and PACW; and

•	BANC and PACW have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the mergers.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The merger agreement limits BANC’s and PACW’s respective abilities to pursue alternatives to the mergers and may discourage other companies from trying to acquire BANC or PACW.
The merger agreement contains customary “no shop” covenants that restrict each of BANC’s and PACW’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, which could result in a $39.5 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of BANC or PACW from considering or making that acquisition proposal.
The shares of BANC common stock to be received by PACW stockholders as a result of the first merger will have different rights from the shares of PACW common stock.
Upon completion of the first merger, the rights of former PACW stockholders who receive shares of BANC common stock in the first merger and thereby become BANC stockholders will be governed by the BANC charter and the BANC bylaws. The rights associated with PACW common stock are different from the rights associated with BANC common stock. In addition, the rights of stockholders under Maryland law, where BANC is incorporated, may differ from the rights of stockholders under Delaware law, where PACW is incorporated. See the section entitled “Comparison of the Rights of BANC stockholders and PACW stockholders.”
Each BANC stockholder or PACW stockholder will have a reduced ownership and voting interest in the combined company after the consummation of the mergers than the holder’s interest in BANC or PACW individually, as applicable, prior to the consummation of the mergers and may exercise less influence over management.
BANC stockholders and PACW stockholders currently have the right to vote in the election of the board of directors and on other matters affecting BANC and PACW, respectively. Each BANC stockholder and each PACW stockholder before the mergers will be a BANC stockholder upon completion of the mergers, with a percentage ownership of the shares of common stock of the combined company that is smaller than the holder’s percentage ownership of either shares of BANC common stock or shares of PACW common stock individually, as applicable, prior to the consummation of the mergers. Further, based on the number of shares of BANC common stock and PACW common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of BANC common stock expected to be issued in the first merger and the investments, the former PACW stockholders, as a group, are estimated to receive approximately 47% of the outstanding shares of the combined company immediately after the first merger and the investments, and the shares of BANC common stock currently held by BANC stockholders as a group are estimated to represent approximately 34% of the outstanding shares of the combined company immediately after the first merger and the investments. As such, a former stockholder of PACW will, immediately after the merger closing, own a percentage of BANC common stock equal to such stockholder’s current percentage ownership of PACW multipled by approximately 47% (disregarding any ownership of BANC such stockholder may otherwise hold). Because of this, PACW stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of PACW, and BANC stockholders may have less influence on the management and policies of the combined company after the closing of the mergers than they now have on the management and policies of BANC.
Issuance of shares of BANC common stock in connection with the mergers may adversely affect the market price of BANC common stock.
In connection with the payment of the merger consideration, BANC expects to issue approximately 77.9 million shares of BANC common stock to PACW stockholders and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards. The issuance of these new shares of BANC common stock may result in fluctuations in the market price of BANC common stock, including a stock price decrease.
Risks Relating to BANC’s Business
You should read and consider risk factors specific to BANC’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of BANC’s Annual Report on Form 10-K for the year ended December 31, 2022, and in any updates to those risk factors set forth in BANC’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to PACW’s Business
You should read and consider risk factors specific to PACW’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of PACW’s Annual Report on Form 10-K for the year ended December 31, 2022, and in any updates to those risk factors set forth in PACW’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE BANC SPECIAL MEETING
This section contains information for BANC stockholders about the special meeting that BANC has called to allow BANC stockholders to consider and vote on the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the BANC special meeting, and a form of proxy card that the BANC board of directors is soliciting for use by BANC stockholders at the BANC special meeting and at any adjournments or postponements of the BANC special meeting.
Date, Time and Place of the BANC Special Meeting
The BANC special meeting will be held on [  ], 2023 at [  ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707, or at any postponement or adjournment thereof.
Matters to Be Considered
At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following proposals:
•	the BANC issuance proposal;
•	the BANC incentive plan proposal;
•	the BANC exemption amendment proposal; and
•	the BANC adjournment proposal.
Recommendation of the BANC Board of Directors
The BANC board of directors unanimously recommends that the BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal. See the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” for a more detailed discussion of the BANC board of directors’ recommendation.
Record Date and Quorum
The BANC board of directors has fixed the close of business on [  ], 2023 as the BANC record date for the determination of BANC stockholders entitled to notice of, and to vote at, the BANC special meeting. As of the close of business on the BANC record date, there were [  ] shares of BANC common stock outstanding held by [  ] holders of record.
The presence at the BANC special meeting, in person or by proxy, of holders entitled to cast one-third of all the votes entitled to be cast at the meeting will constitute a quorum for the transaction of business at the BANC special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, as discussed in the section entitled “—Broker Non-Votes,” BANC does not expect any broker non-votes to occur at the BANC special meeting.
Under the BANC bylaws, even if less than a quorum, the chair of the meeting or the holders of a majority of the shares of BANC common stock entitled to vote who are present, in person or by proxy, may adjourn the meeting from time to time without further notice.
At the BANC special meeting, each share of BANC common stock is entitled to one vote on all matters properly submitted to BANC stockholders; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of BANC common stock outstanding as of the BANC record date may vote shares held in excess of that amount.
Each of the members of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Such persons also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned and were entitled to vote, in the aggregate, [  ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
Broker Non-Votes
A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the BANC special meeting. It is expected that all proposals to be voted on the BANC special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of BANC common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the BANC special meeting and will not be counted for purposes of establishing a quorum.
Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, BANC does not expect any broker non-votes to occur at the BANC special meeting.
Assuming a quorum is present, if you hold shares of BANC common stock in “street name” and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will not have any effect on the BANC issuance proposal, the BANC incentive plan proposal or the BANC adjournment proposal, but will have the effect of a vote “AGAINST” the BANC exemption amendment proposal.
Vote Required; Treatment of Abstentions and Failure to Vote
BANC issuance proposal:
Vote required: Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC issuance proposal is a condition to the completion of the first merger and the investments.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the BANC issuance proposal or any other proposal being considered by the BANC stockholders as described in this joint proxy statement/prospectus and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC issuance proposal will not have any effect on the BANC issuance proposal.
BANC incentive plan proposal:
Vote required: Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC incentive plan proposal is not a condition to the completion of the mergers or the investments. In addition, if the mergers are not consummated, then the amendment and restatement of the BANC existing omnibus stock incentive plan will not occur.

Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC incentive plan proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC incentive plan proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC incentive plan proposal will not have any effect on the BANC incentive plan proposal.
BANC exemption amendment proposal:
Vote required: Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. Approval of the BANC exemption amendment proposal is not a condition to the completion of the mergers or the investments. In addition, if the mergers are not consummated, then the BANC charter exemption amendment will not become effective.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC exemption amendment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. The failure to vote on the BANC exemption amendment proposal will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
BANC adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC adjournment proposal is not a condition to the completion of the mergers or the investments.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC adjournment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC adjournment proposal will not have any effect on the BANC adjournment proposal.
Attending the BANC Special Meeting
If you are a holder of record of BANC common stock on the BANC record date, you will be able to attend the BANC special meeting, ask questions and vote during the meeting. Each person attending the BANC special meeting must present a valid, government issued form of identification in order to be admitted to the BANC special meeting. Each stockholder attending also must provide proof of ownership of shares of BANC common stock as of the BANC record date. If you are a record holder, proof of ownership will be established by BANC’s verification of your name against BANC’s list of record holders as of the BANC record date.
If you hold your shares of BANC common stock through a bank, broker, trustee or other nominee and you would like to attend and vote in person at the BANC special meeting, you will need to obtain a legal proxy from the holder of record of your BANC common stock indicating that you were the beneficial owner of those shares on the BANC record date and that you are authorized to vote such shares. Please contact your bank, broker, trustee or other nominee for further instructions. Additionally, you must provide one of the following as proof of ownership: (a) account statement showing share ownership as of the BANC record date, (b) a copy of an email that you received with instructions containing a link to the website where the BANC’s proxy materials are available and a valid control number, (c) a valid legal proxy containing a valid control number or a letter from a record holder naming you as proxy, or (d) a letter from the bank, broker, trustee or other nominee through which you hold your shares confirming your ownership as of the BANC record date. See the section entitled “—Shares Held in Street Name” below for further information. If you hold your shares through a bank, broker, trustee or other nominee and you do not want to attend the BANC special meeting, please contact the respective entity for instructions on how to vote your shares of BANC common stock at the BANC special meeting.
Even if you plan to attend the BANC special meeting, BANC recommends that you vote your shares in advance by proxy as described below so that your vote will be counted if you later decide not to or become unable to attend the BANC special meeting.
Proxies
A BANC stockholder may vote by proxy or at the BANC special meeting. If you hold your shares of BANC common stock in your name as a record holder, to submit a proxy, you, as a BANC stockholder, may use one of the following methods:
•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope.
If you intend to submit your proxy by telephone or via the internet, you must do so by [  ], Pacific Time, on the day before the BANC special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the BANC special meeting.
BANC requests that BANC stockholders vote by telephone, over the internet or by completing, signing, dating and returning the accompanying proxy card and returning it to BANC as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of BANC common stock represented by it will be voted at the BANC special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
If you hold your shares through a bank, broker, trustee or other nominee, you should check the voting instruction card provided by your bank, broker, trustee or other nominee to determine whether you may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the BANC special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the BANC special meeting because you may revoke your proxy at any time before it is voted. See “—Revocability of Proxies” below for further information.
Shares Held in Street Name
If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.
If your shares are held in the name of a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. You may not vote shares held in “street name” by returning a proxy card directly to BANC unless you have obtained a legal proxy from your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of BANC common stock on behalf of their customers may not give a proxy to BANC to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the BANC special meeting, including the BANC issuance proposal, BANC incentive plan proposal, BANC exemption amendment proposal and BANC adjournment proposal.
Revocability of Proxies
If you directly hold shares of BANC common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of BANC;
•	signing and returning a proxy card with a later date;
•	voting by telephone or the internet at a later time; or
•	attending the BANC special meeting and voting at the BANC special meeting.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the BANC special meeting and voting your shares at the BANC special meeting; however, you will need to obtain a legal proxy from the holder of record of your shares of BANC common stock indicating that you were the beneficial owner of those shares on the BANC record date and that you are authorized to vote such shares and will also need to follow the other applicable procedures discussed above. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance at the BANC special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by BANC after the vote will not affect the vote. If you intend to submit your proxy by telephone or via the internet, you must do so by [ ], Pacific Time, on the day before the BANC special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the BANC special meeting.
Adjournments and Postponements
Although it is not currently expected, the BANC special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of BANC stockholders necessary to approve the BANC issuance proposal, BANC does not anticipate that it will adjourn or postpone the BANC special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the BANC special meeting for the purpose of soliciting additional proxies will allow BANC stockholders who have already sent in their proxies to revoke them at any time prior to their use at the BANC special meeting as adjourned or postponed.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to BANC stockholders residing at the same address, unless such BANC stockholders have notified BANC of their desire to receive multiple copies of the joint proxy statement/prospectus.
BANC will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any BANC stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.
Solicitation of Proxies
BANC and PACW will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, BANC has retained Okapi Partners LLC to assist it in soliciting proxies and has agreed to pay Okapi Partners LLC a fee of $[ ] plus the reimbursement of certain costs and expenses incurred in connection with the solicitation. BANC and its proxy solicitor may also request banks, brokers, trustees and other nominees holding shares of BANC common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of BANC. No additional compensation will be paid to our directors, officers or employees for solicitation.
Other Matters to Come Before the BANC Special Meeting
BANC management knows of no other business to be presented at the BANC special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the BANC board of directors.
Assistance
If you need assistance in completing your proxy card, have questions regarding the BANC special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations, Banc of California, 3 MacArthur Place, Santa Ana, CA 92707, email IR@bancofcal.com or telephone: (855) 361-2262 or BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

BANC PROPOSALS
PROPOSAL 1: BANC ISSUANCE PROPOSAL
BANC is asking the BANC stockholders to approve the issuance of BANC common stock to PACW stockholders pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements.
Pursuant to the merger agreement, BANC expects to issue approximately 77.9 million shares of BANC common stock and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards in connection with the consummation of the first merger. Pursuant to the investment agreements, BANC will issue (a) approximately (i) 21.8 million shares of BANC common stock and (ii) 10.8 million shares of BANC NVCE stock and (b) warrants to purchase approximately (i) 15.9 million shares of BANC NVCE stock and (ii) 3.0 million shares of BANC common stock, in each case, in connection with the consummation of the investments.
Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if (a) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock, or (b) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.
If the first merger and the investments are completed, the number of shares of BANC common stock issued, and securities convertible into or exercisable for BANC common stock, will exceed 20% of the BANC common stock outstanding before such issuance. In this proposal, BANC is asking BANC stockholders to authorize the issuance of BANC common stock, BANC NVCE stock and warrants in connection with the first merger and the investments.
Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. The approval of the BANC issuance proposal is a condition to the completion of the first merger and the investments.
The BANC board of directors unanimously recommends a vote “FOR” the BANC issuance proposal.

PROPOSAL 2: BANC INCENTIVE PLAN PROPOSAL
APPROVAL OF THE AMENDED AND RESTATED BANC OF CALIFORNIA, INC. 2018 OMNIBUS STOCK INCENTIVE PLAN
On August 25, 2023, on the recommendation of its Joint Compensation, Nominating and Corporate Governance Committee, the BANC board of directors has determined that it is necessary and appropriate to amend and restate BANC’s existing 2018 omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc., 2018 Omnibus Stock Incentive Plan, or the “A&R 2018 Plan”, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement. The combined company will have a substantially larger number of employees who are eligible to receive equity-based awards, and the BANC board of directors believes that the A&R 2018 Plan is needed to ensure that the combined company has a sufficient number of shares available to make these grants following the closing of the transactions contemplated by the merger agreement. The existing BANC 2018 Omnibus Stock Incentive Plan (the “Current Plan”) was adopted more than five years ago and the remaining share reserve is unlikely to be sufficient to make these grants. As described in more detail below, the terms of the A&R 2018 Plan are substantially similar to the terms contained in the Current Plan, except that the A&R 2018 Plan:
•	increases the number of shares of common stock that may be issued under the Current Plan by [ ] shares;
•	provides BANC with the right to withhold from payments under the A&R 2018 Plan in an amount up to the maximum statutory tax rate in the applicable jurisdictions;
•	resets the term of the plan to be 10 years from the effective date of the A&R 2018 Plan; and
•	permits the grant of cash-based awards under the A&R 2018 Plan.
If approved by BANC stockholders at the BANC special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the A&R 2018 Plan will replace the Current Plan and the Amended and Restated PacWest 2017 Stock Incentive Plan with respect to any future equity-based awards effective as of the closing of the transactions contemplated by the merger agreement. In the event the BANC stockholders do not approve the A&R 2018 Plan at the BANC special meeting, the A&R 2018 Plan will not become effective. Upon the closing of the transactions contemplated by the merger agreement, awards that are then outstanding under the Current Plan and the Amended and Restated PacWest 2017 Stock Incentive Plan will continue to remain outstanding under those plans as adjusted for the effects of the transaction. For more information on the treatment of these awards in connection with the transactions, please see the section entitled “The Merger Agreement—Treatment of PACW Equity Awards” and the section entitled “The Merger Agreement—Treatment of BANC Equity Awards”.
Purpose of the A&R 2018 Plan
The A&R 2018 Plan design will allow the combined company to:
• Align employee and stockholder interests to create stockholder value.
• Attract, retain and motivate highly qualified officers, employees, directors and/or consultants to ensure the success of the combined company.
• Permits the grant of substitute awards in connection with future corporate transactions.
• Drive long-term financial and operational performance
• Adapt to evolving best practices in compensation.

Highlights of the A&R 2018 Plan
The terms and conditions of the A&R 2018 Plan are substantially similar to those that are currently included in the Current Plan, except as noted above, which BANC has determined are still appropriate from a corporate governance and general market standard perspective. An overview of the key corporate governance provisions is provided below.

The A&R 2018 Plan does:
✔ Provide for a minimum one-year vesting period subject to a 5% carve-out.
✔ Provide for “double-trigger vesting” of awards, so that a change in control does not, by itself, trigger full vesting of an award.
✔ Provide for an annual limit on director awards.
✔ Provide for administration by the Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company, which committee will consist entirely of independent directors, or such other committee or subcommittee as may be appointed by the board of directors of the combined company.
The A&R 2018 Plan does not:
✘ Contain any “evergreen” provision that automatically adds additional shares to the plan pool.
✘ Permit direct or indirect repricing of underwater options or stock appreciation rights without stockholder approval.
✘ Permit the grant of options with below-market exercise prices other than in connection with substitute awards.
✘ Permit re-issuance, or recycling, of shares tendered or withheld to pay the exercise price of an option or shares used to satisfy withholding obligations with respect to outstanding awards.
✘ Permit BANC to pay and deliver dividends or dividend equivalents on any awards prior to vesting or permit BANC to pay dividends or dividend equivalents on stock options or stock appreciation rights.
Shares Available for Issuance under the A&R 2018 Plan
The total number of shares of BANC common stock that will be available for issuance under the A&R 2018 Plan effective as of the closing of the transactions contemplated by the merger agreement will be equal to [  ], plus a number of shares that are reserved for awards under the Current Plan but are unissued as of the effective date of the A&R 2018 Plan, subject in each case to equitable adjustment in the event of certain corporate transactions or similar events. In addition, shares underlying awards that are outstanding under the Current Plan that become forfeited, terminated, expired, lapsed or settled for cash will become available for issuance pursuant to awards issued under the A&R 2018 Plan. As of August 15, 2023, a total of 1,901,322 shares of BANC common stock were available for issuance pursuant to new awards under the Current Plan, and 1,343,303 shares were available for issuance pursuant to outstanding awards under the Current Plan, assuming BANC PSU Awards were achieved at target performance. In reaching the conclusion as to the appropriateness of the number of shares of BANC common stock requested to be reserved for equity-based awards under the A&R 2018 Plan, the BANC board of directors reviewed key metrics that are typically used to evaluate such recommendations, including burn rate and dilution. Since the A&R 2018 Plan will be used for grants of equity-based awards to employees and other applicable service providers of the combined company following the closing of the transactions contemplated by the merger agreement, the BANC board of directors reviewed these key metrics both for BANC and PACW to ensure that it had the most comprehensive set of information in making its determinations.
The table below illustrates BANC’s historical grant practices.
	BANC Grant Details for Prior Three Years
Year	Stock Options	Time-Based Restricted Stock Units	Performance- Based Restricted Stock Units	Total Granted	Common Shares Outstanding	Burn Rate(1) = Total Granted/Common Shares Outstanding
2020	—	279,822	78,711	358,593	49,767,489	0.72%
2021	—	231,120	66,472	297,592	62,188,206	0.48%
2022	—	291,437	782,451(2)	1,073,888	58,544,534	1.83%(2)
3-Year Average	—	267,460	309,231	576,691	56,833,410	1.01%
(1)
Burn rate measures how rapidly the share pool under an incentive plan is being used before taking into account any shares that may been returned to the share pool. For purposes of this calculation, the number of shares of common stock outstanding was based on the amount reported on BANC’s balance sheet as of the end of each respective fiscal year.

(2)	2022 performance-based restricted stock units include grants of BANC stock-price PSU awards that are expected to be canceled at the effective time subject to applicable consents.

The table below illustrates PACW’s historical grant practices.
	PACW Grant Details for Prior Three Years
Year	Immediately Vested Shares (Directors)	Restricted Stock Awards	Performance- Based Restricted Stock Units	Total Granted	Common Shares Outstanding	Burn Rate(1) = Total Granted/Common Shares Outstanding
2020	37,357	822,211	143,543	1,003,111	120,736,834	0.83%
2021	20,173	1,433,698	324,351	1,778,222	122,105,853	1.46%
2022	28,439	994,185	150,007	1,172,631	123,000,557	0.95%
3-Year Average	28,656	1,083,365	205,967	1,317,988	121,947,748	1.08%
(1)
Burn rate measures how rapidly the share pool under an incentive plan is being used before taking into account any shares that may been returned to the share pool. For purposes of this calculation, the number of shares of common stock outstanding was based on the amount reported on PACW’s balance sheet as of the end of each respective fiscal year.

The information included in this joint proxy statement/prospectus and BANC’s 2022 Annual Report on Form 10-K is updated by the following information regarding all existing BANC equity compensation plans as of June 30, 2023 (except as noted otherwise):
Total number of stock options outstanding(1)	14,904
Weighted-average exercise price of stock options outstanding	$13.05
Weighted-average remaining term of stock options outstanding	1.78 years
Total number of full value awards outstanding (includes restricted stock, restricted stock units and performance stock units)(2)	1,350,210
Total number of shares remaining available for future grant under the Current Plan(3)	1,901,039
Total number of shares of common stock outstanding (presented on a fully-diluted, post-transaction basis)(4)	169,474,585
(1)	No stock appreciation rights were outstanding as of June 30, 2023.
(2)	The number of RSUs with performance-based vesting conditions (PSUs) assumes performance at the target performance level.
(3)
The Current Plan is BANC’s only active employee equity incentive plan. Previously granted stock options awarded under BANC’s 2013 Omnibus Stock Incentive Plan (“2013 Plan”) remain exercisable under the terms of such awards; however, upon approval of the Current Plan, no future awards were or could be made under the 2013 Plan.

(4)
Represents fully-diluted shares of common stock of each of BANC and PACW as of June 30, 2023, including outstanding equity awards at the target level of performance, plus a number of shares of common stock to be issued to the Issuers at the investment closing.

Overhang provides a measure of potential dilution. The total number of shares of BANC common stock subject to outstanding awards, plus the total number of shares of BANC common stock available for future grants under the Current Plan, represents a current overhang percentage of 1.9%, calculated on a fully-diluted basis using the post-transaction shares of BANC common stock outstanding. If the BANC stockholders approve the A&R 2018 Plan, the issuance of an additional [ ] shares of BANC common stock would increase BANC’s overhang by [ ], calculated using the same methodology, which would result in total potential dilution of [ ].
Summary of the A&R 2018 Plan
This section summarizes the material terms of the A&R 2018 Plan and is qualified in its entirety by the full text of the A&R 2018 Plan, which is included as Annex J to this joint proxy statement/prospectus. Capitalized terms used below and not defined in this proposal are as defined in the A&R 2018 Plan.

General:
Awards granted under the A&R 2018 Plan may be in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance units or other stock-based awards. Awards may be made under the A&R 2018 Plan for ten years following the closing of the transactions contemplated by the merger agreement.

Administration:
The A&R 2018 Plan will be administered by the Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company, or by such other committee or subcommittee as may be appointed by the board of directors of the combined company.

Shares Available:
The A&R 2018 Plan Share Limit will be [  ], plus a number of shares that are reserved for awards under the Current Plan but are unissued as of the effective date of the A&R 2018 Plan, subject to adjustment as described below under “Adjustments.”

Share Recycling:
Shares underlying awards that expire or are forfeited, terminated, expired, or lapsed without being exercised or settled for cash will again be available for future grants. However, shares used to pay the exercise price of an option and shares used to satisfy tax withholding obligations with respect to any award will not be available for future awards under the A&R 2018 Plan. To the extent shares are delivered pursuant to the exercise of a stock appreciation right, the number of underlying shares as to which the exercise related will be counted against the shares available for issuance under the A&R 2018 Plan, as opposed to only counting the net shares issued.

Adjustments:
Shares available for future and outstanding awards may be adjusted to reflect certain corporate transactions, and will be adjusted in the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the combined company’s capital structure or certain other events affecting the shares of BANC common stock, in each case to the extent the board of directors or Joint Compensation, Nominating and Corporate Governance Committee of the combined company deems such an adjustment to be appropriate and equitable.

Eligibility:
Directors, officers, employees and consultants of the combined company and affiliates and prospective employees and consultants who have accepted offers of employment or consultancy will be eligible to receive awards under the A&R 2018 Plan following the closing of the transactions contemplated by the merger agreement. As of August 15, 2023, there were approximately 663 BANC employees (including all officers), five BANC consultants and 1,796 PACW employees who would be eligible to participate in the A&R 2018 Plan assuming that all such employees and consultants remain in employment or service through the closing of the transactions contemplated by the merger agreement, along with 11 non-employee directors who will serve on the board of directors of the combined company following the closing. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company (or such other committee or subcommittee as may be appointed by the board of directors of the combined company to administer the A&R 2018 Plan) has the authority to select the eligible individuals to whom awards may from time to time be granted under the A&R 2018 Plan.

Annual Award Limits:
The A&R 2018 Plan provides that a non-employee member of the board of directors of the combined company may not receive awards covering in excess of 25,000 shares during any calendar year, subject to adjustment as described above under “Adjustments.”

Minimum Vesting Condition:
All awards granted pursuant to the A&R 2018 Plan must have at the time of grant a minimum vesting period of at least one-year from the date of grant, provided that awards for up to 5% of the shares of common stock authorized for issuance under the A&R 2018 Plan may provide for a shorter vesting period at the time of grant.

Stock Options:
Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal income tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company determines the exercise price and other terms for each option granted, except that the per share exercise price of an option may not be less than the fair market value of a share on the date of grant (not less than 110% of the fair market value of a share on the date of grant in the case of an incentive stock option granted to an owner of more than ten percent (10%) of the outstanding shares of the BANC’s voting common stock) and the term may be no longer than ten years from the date of grant (no longer than five years from the date of grant in the case of an incentive stock option granted to an owner of more than ten percent (10%) of the outstanding shares of the BANC’s voting common stock).

Stock Appreciation Rights:
The A&R 2018 Plan provides for the award of SARs, which entitle the holder to receive upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of common stock over the aggregate exercise price for the underlying shares. SARs may be “tandem SARs,” which are granted in conjunction with an option, or “free-standing SARs,” which are not granted in conjunction with an option. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company determines the exercise price and other terms for each SAR granted, except that the per share exercise price of a SAR may not be less than the fair market value of a share on the date of grant and the term may be no longer than 10 years from the date of grant.

Restricted Stock:
The A&R 2018 Plan provides for the award of shares of common stock that are subject to forfeiture and restrictions on transferability. Restricted shares granted under the A&R 2018 Plan may or may not be subject to performance conditions. Except for these restrictions, and as may otherwise be set forth in the agreement between BANC and the award recipient evidencing the award upon the grant of restricted stock, the recipient will have rights of a stockholder, including the right to vote and to receive dividends; provided, however, that if dividends are to be paid or credited with respect to an award of restricted stock, such dividends will be accumulated and deferred and remain subject to vesting requirement(s) to the same extent as the applicable award and will only be paid at the time or times such vesting requirement(s) are satisfied. Alternatively, if so provided in the award agreement between BANC and the award recipient, cash dividends paid with respect to an award of restricted stock may be reinvested in additional restricted stock held subject to the vesting of the underlying restricted stock.

Restricted Stock Units:
The A&R 2018 Plan provides for the award of RSUs and deferred share rights that are subject to forfeiture and restrictions on transferability. RSUs and deferred share rights granted under the A&R 2018 Plan may or may not be subject to performance conditions. RSUs and deferred share rights are not shares of common stock and do not entitle the recipients to the rights of a stockholder. RSUs will be settled in cash, shares of common stock or both, based on the fair market value of a specified number of shares of common stock.

Performance Units:
The A&R 2018 Plan provides for the award of performance units that are valued by reference to a designated amount of cash, shares of common stock or other property. The payment of the value of a performance unit is conditioned upon the achievement of performance goals and may be paid in cash, shares of common stock, other property or a combination thereof. The performance period for a performance unit must be at least a fiscal quarter.

Other Stock-Based Awards:	The A&R 2018 Plan also provides for the award of shares of common stock and other awards that are valued by reference to common stock.

Performance Goals:
The A&R 2018 Plan provides that performance goals may be established by the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company in connection with the grant of awards under the A&R 2018 Plan.

Dividends and Dividend Equivalents:
With respect to any award that provides for or includes a right to dividends or dividend equivalents, the A&R 2018 Plan provides that if dividends are declared during the period that the award is outstanding and unvested then such dividends (or dividend equivalents) shall be treated as the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company designates. Specifically, the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company may either (i) determine that no dividends or dividend equivalents shall be paid or credited with respect to the unvested award, (ii) allow for the accumulation and deferral of dividends or dividend equivalents with respect to the unvested award and provide for payment of the accumulated and deferred dividends or dividend equivalents at the time or times the applicable vesting requirement(s) are satisfied, or (iii) in the case of a restricted stock award, provide that cash dividends paid with respect to such award will be reinvested in additional restricted stock held subject to the vesting of the underlying restricted stock.

The A&R 2018 Plan prohibits the payment of dividends or dividend equivalents on stock options or stock appreciation rights.

Change in Control:
Awards generally will not vest upon a change in control unless the participant is not provided with a replacement award. If a participant’s employment terminates upon or within two-years following a change in control (other than by the combined company for cause or by the participant without good reason), replacement awards will generally vest in full and any stock option or SAR held by the participant as of the change in control that remains outstanding as of such termination may be exercised until the later of (i) in the case of an incentive stock option, the last date on which such option would otherwise be exercisable, and (ii) in the case of a non-qualified stock option or SAR, the later of (A) the last date on which such option or SAR would otherwise be exercisable and (B) the earlier of (1) the third anniversary of the change in control and (2) the expiration of the term of the non-qualified stock option or SAR.

Amendment and Termination:
The board of directors or Joint Compensation, Nominating and Corporate Governance Committee of the combined company may amend, alter or discontinue the A&R 2018 Plan, but no amendment, alteration or discontinuation may be made that would materially impair the rights of the participant with respect to a previously granted award, except such an amendment made to comply with applicable law, the listing standards of the applicable exchange or accounting rules. In addition, no amendment may be made without the approval of stockholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

If approved by BANC stockholders at the BANC special meeting, the A&R 2018 Plan will expire ten years from the closing of the transactions contemplated by the merger agreement.
U.S. Federal Income Tax Consequences
The following is a summary of certain U.S. federal income tax consequences of awards made under the A&R 2018 Plan based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations that may apply in light of the circumstances of a particular participant under the A&R 2018 Plan. The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.
Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased at the time of exercise over their exercise price. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date of exercise, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and BANC will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price. BANC will be entitled to a deduction in the amount of any ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code. The excess of the amount realized through the disposition date over the fair market value of the stock on the exercise date will be treated as capital gain.
Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a stock appreciation right, and BANC will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of restricted stock, and BANC will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
The foregoing general tax discussion is intended for the information of BANC stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the A&R 2018 Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the A&R 2018 Plan.
New Plan Benefits
The benefits that will be awarded or paid under the A&R 2018 Plan are not currently determinable. Awards granted under the A&R 2018 Plan will be within the discretion of the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company, and no determinations have been made about future awards or who might receive them.
Equity Compensation Plan Information
The following table sets forth information as of December 31, 2022 with respect to compensation plans under which shares of BANC common stock may be issued:
Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	14,904(1)	$13.05	2,131,185(2)
Equity compensation plans not approved by security holders	—	—	—
(1)
In addition, as of December 31, 2022, 458,863 restricted stock units and 910,664 performance stock units were outstanding at the target level of performance. Restricted stock units and performance stock units do not have an exercise price.

(2)
The Current Plan, which is the only equity compensation plan approved by the BANC stockholders under which awards could be made as of December 31, 2022, provides that the maximum number of shares that are available for awards is 4,417,882.

Effectiveness of A&R 2018 Plan
If approved by stockholders at the BANC special meeting, the A&R 2018 Plan will become effective as of the closing of the transactions contemplated by the merger agreement. By approving the A&R 2018 Plan, the BANC stockholders will also satisfy the NYSE requirements for stockholder approval of equity compensation plans.
As noted above, if BANC stockholders do not approve the A&R 2018 Plan at the BANC special meeting, the A&R 2018 Plan will not become effective.
Vote Required
The affirmative vote of a majority of the votes cast on the proposal is required to approve this proposal.
The BANC board of directors unanimously recommends a vote “FOR” the BANC incentive plan proposal.

PROPOSAL 3: BANC EXEMPTION AMENDMENT PROPOSAL
BANC is asking the BANC stockholders to approve the amendment of Section F of Article 6 of the BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter. Under Section F of Article 6 of the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold. A copy of the proposed BANC charter amendment is attached to this joint proxy statement/prospectus as Annex D. BANC stockholders should read the BANC charter amendment in its entirety.
Pursuant to the Warburg investment agreement, BANC has agreed to, among other things, use reasonable best efforts to submit to the BANC stockholders the proposed BANC charter amendment for the requisite approval of the BANC stockholders at the BANC special meeting. A copy of the Warburg investment agreement is attached to this joint proxy statement/prospectus as Annex B. BANC stockholders should read the Warburg investment agreement in its entirety.
Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. The approval of the BANC exemption amendment proposal by BANC stockholders is not a condition to the completion of the mergers or the investments. If approved by stockholders at the BANC special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the BANC charter will be amended by the BANC charter amendment, which form is attached to this joint proxy statement/prospectus as Annex D.
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved by BANC stockholders at the BANC special meeting, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the Warburg investment closing until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting.
Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of State. This filing will be made in connection with the Warburg investment closing if the BANC exemption amendment proposal is approved at the BANC special meeting.
The BANC board of directors unanimously recommends a vote “FOR” the BANC exemption amendment proposal.

PROPOSAL 4: BANC ADJOURNMENT PROPOSAL
The BANC special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal. If, at the BANC special meeting, the number of shares of BANC common stock present or represented and voting in favor of the BANC issuance proposal is insufficient to approve the BANC issuance proposal, BANC intends to move to adjourn the BANC special meeting in order to enable the BANC board of directors to solicit additional proxies for approval of the BANC issuance proposal. In that event, BANC will ask BANC stockholders to vote upon the BANC adjournment proposal, but not the BANC issuance proposal.
In this proposal, BANC is asking BANC stockholders to authorize the holder of any proxy solicited by the BANC board of directors, on a discretionary basis, to vote in favor of adjourning the BANC special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from BANC stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal. Pursuant to the BANC bylaws, the BANC special meeting may be adjourned without further notice being given.
Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.
The approval of the BANC adjournment proposal by BANC stockholders is not a condition to the completion of the mergers or the investments.
The BANC board of directors unanimously recommends a vote “FOR” the BANC adjournment proposal.

THE PACW SPECIAL MEETING
This section contains information for PACW stockholders about the special meeting of PACW stockholders that PACW has called to allow PACW stockholders to consider and vote on the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the PACW special meeting, and a form of proxy card that the PACW board of directors is soliciting for use by PACW stockholders at the PACW special meeting and at any adjournments or postponements of the PACW special meeting.
Date, Time and Place of the PACW Special Meeting
The PACW special meeting will be held on [ ], 2023, at [ ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237, or at any postponement or adjournment thereof.
Matters to Be Considered
At the PACW special meeting, PACW stockholders will be asked to consider and vote on the following matters:
•	The PACW merger proposal;
•	The PACW compensation proposal; and
•	The PACW adjournment proposal.
Recommendation of the PACW Board of Directors
The PACW board of directors has determined that the mergers are fair to, advisable and in the best interests of PACW and PACW stockholders and has unanimously approved the merger agreement. The PACW board of directors unanimously recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal. See the section entitled “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” for a more detailed discussion of the PACW board of directors’ recommendation.
Record Date and Quorum
The PACW board of directors has fixed the close of business on [ ], 2023 as the PACW record date for the determination of PACW stockholders entitled to notice of, and to vote at, the PACW special meeting. As of the close of business on the PACW record date, there were [ ] shares of PACW common stock outstanding held by [ ] holders of record. Each holder of record of PACW common stock is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date.
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. Because, under applicable rules, banks, brokers, trustees and other nominees do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by PACW stockholders, if a beneficial owner of PACW common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the PACW special meeting if no other proposals are brought before the PACW special meeting.
Each of the directors of PACW has entered into a voting agreement with BANC in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Such persons also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the PACW record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
Broker Non-Votes
A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the PACW special meeting. It is expected that all proposals to be voted on the PACW special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of PACW common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the PACW special meeting and will not be counted for purposes of establishing a quorum.
Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the PACW special meeting will be “non-routine” matters, PACW does not expect any broker non-votes to occur at the PACW special meeting.
As the vote to approve the PACW merger proposal is based on the total number of shares of PACW common stock outstanding at the close of business on the record date, if you are a PACW stockholder and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will have the same effect as a vote “AGAINST” the PACW merger proposal. Assuming a quorum is present, the failure to vote will not have any effect on the PACW compensation proposal or the PACW adjournment proposal. Although PACW does not expect to bring any matters before the PACW special meeting other than the three PACW proposals described in this joint proxy statement/prospectus, if an additional matter is brought before the PACW special meeting and is one on which brokers have discretionary voting authority and you fail to provide instructions to your broker with respect to the PACW compensation proposal or the PACW adjournment proposal, such broker non-votes will be counted for purposes of determining a quorum and have the same effect as a vote “AGAINST” such proposal.
Vote Required; Treatment of Abstentions and Failure to Vote
PACW Merger Proposal
Vote required: Approval of the PACW merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. Approval of the PACW merger proposal is a condition to the completion of the first merger and the investments.
Effect of abstentions and failure to vote: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the PACW merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
PACW Compensation Proposal
Vote required: Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW compensation proposal is not a condition to the completion of the first merger or the investments.
Effect of abstentions and failure to vote: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker with respect to the PACW compensation proposal, it will have no effect on the proposal.

PACW Adjournment Proposal
Vote required: Whether or not a quorum is present, approval of the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW adjournment proposal is not a condition to the completion of the first merger or the investments.
Effect of abstentions and failure to vote: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
Attending the PACW Special Meeting
All PACW stockholders, including stockholders of record of PACW common stock and PACW stockholders who hold their shares through banks, brokers, trustees or other nominees, are invited to attend the PACW special meeting. PACW stockholders of record can vote in person at the PACW special meeting. If you are not a PACW stockholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares to be able to vote in person at the PACW special meeting. If you plan to attend the PACW special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. PACW reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.
Proxies
If you are a stockholder of record of PACW common stock, you may have your shares of PACW common stock voted on matters presented at the PACW special meeting in any of the following ways:
•	by proxy—stockholders of record of PACW common stock have a choice of submitting a proxy:
○
by telephone or over the Internet, by accessing the telephone number or website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Please be aware that, if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

○	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or
•	in person—you may attend the PACW special meeting and cast your vote there.
Shares Held in Street Name
If you are a beneficial owner of shares of PACW common stock held in “street name,” you should receive instructions from your bank, broker, trustee or other nominee of record that you must follow in order to have your shares of PACW common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares of PACW common stock voted. If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker. If your bank, broker, trustee or other nominee holds your shares of PACW common stock in “street name,” such record holder will vote your shares of PACW common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by such record holder with this joint proxy statement/prospectus. Please note that, if you are a beneficial owner of shares of PACW common stock held in “street name” and wish to vote in person at the PACW special meeting, you must provide a legal proxy executed in your favor from your bank, broker or other holder of record at the PACW special meeting.
Voting of Proxies; Incomplete Proxies
If you submit a proxy, regardless of the method you choose to submit such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of PACW common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of PACW common stock should be voted for or against, or may choose to abstain from voting, on all, some or none of the specific items of business to come before the PACW special meeting.

All shares represented by valid proxies that PACW receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you properly sign your proxy card but do not mark the boxes showing how your shares of PACW common stock should be voted on a matter, the shares of PACW common stock represented by your properly signed proxy will be voted in accordance with the recommendation of the PACW board of directors, which, as of the date of this joint proxy statement/prospectus, are “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Deadline to Vote by Proxy
Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for submitting your proxy over the Internet or by telephone. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope and must be received by PACW’s Corporate Secretary by the time the PACW special meeting begins.
Revocability of Proxies
If you are the stockholder of record of your shares of PACW common stock, you have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by submitting a later-dated proxy through any of the methods available to you, by giving written notice of revocation to PACW’s Corporate Secretary, which must be received by the Corporate Secretary by 5:00 p.m. Mountain Time on the business day immediately prior to the date of the PACW special meeting, or by attending the PACW special meeting and voting in person. Attending the PACW special meeting alone, without voting at the PACW special meeting, will not be sufficient to revoke your proxy. Written notice of revocation should be mailed to: 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.
If you are a “street name” holder of PACW common stock, you may change your vote by submitting new voting instructions to your bank, broker or other holder of record. You must contact the record holder of your shares to obtain instructions as to how to change your proxy vote.
Adjournments and Postponements
Although it is not currently expected, the PACW special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of PACW stockholders necessary to approve the PACW merger proposal, PACW does not anticipate that it will adjourn or postpone the PACW special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the PACW special meeting for the purpose of soliciting additional proxies will allow PACW stockholders who have already sent in their proxies to revoke them at any time prior to their use at the PACW special meeting as adjourned or postponed.
Delivery of Proxy Materials to Stockholders Sharing an Address
As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple PACW stockholders sharing an address, unless PACW has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to PACW’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720, PACW will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.
Solicitation of Proxies
PACW is soliciting the proxies of PACW stockholders in conjunction with the mergers. PACW will bear the cost of soliciting proxies from PACW stockholders. In addition to solicitation of proxies by mail, PACW will request that banks, brokers, trustees and other nominees send proxies and proxy material to the beneficial owners of

PACW common stock and secure their voting instructions. PACW has also made arrangements with Okapi Partners LLC to assist it in soliciting proxies and has agreed to pay Okapi Partners LLC a fee of $25,000 plus the reimbursement of certain costs and expenses incurred in connection with the solicitation.
Other Matters to Come Before the PACW Special Meeting
PACW management knows of no other business to be presented at the PACW special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the PACW board of directors.
Assistance
If you are a PACW stockholder and have questions about the mergers or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, please contact PacWest Bancorp, Investor Relations, 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212, or Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

PACW PROPOSALS
PROPOSAL 1: PACW MERGER PROPOSAL
Pursuant to the merger agreement, PACW is asking PACW stockholders to adopt the merger agreement. PACW stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. After careful consideration, the PACW board of directors, by a unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of PACW and PACW stockholders and (ii) adopted and approved the merger agreement and the transactions contemplated thereby.
The approval of the PACW merger proposal by PACW stockholders is a condition to the completion of the first merger and the investments.
The PACW board of directors unanimously recommends a vote “FOR” the PACW merger proposal.

PROPOSAL 2: PACW COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, PACW is seeking a non-binding, advisory stockholder approval of the compensation of PACW’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 117. The proposal gives PACW stockholders the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to PACW’s named executive officers.
The PACW board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and, accordingly, is asking PACW stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the PACW named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” is hereby APPROVED.”
The vote on the PACW compensation proposal is a vote separate and apart from the votes on the PACW merger proposal and the PACW adjournment proposal. Accordingly, if you are a PACW stockholder, you may vote to approve the PACW merger proposal and/or the PACW adjournment proposal and vote not to approve the PACW compensation proposal, and vice versa. The approval of the PACW compensation proposal by PACW stockholders is not a condition to the completion of the first merger and the investments. Because the vote on the PACW compensation proposal is advisory only, it will not affect the obligation of PACW or BANC to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the mergers are completed, the merger-related compensation will be paid to PACW’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if PACW stockholders fail to approve the advisory vote regarding merger-related compensation.
The PACW board of directors unanimously recommends a vote “FOR” the PACW compensation proposal.

PROPOSAL 3: PACW ADJOURNMENT PROPOSAL
The PACW special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PACW special meeting to approve the PACW merger proposal. If, at the PACW special meeting, the number of shares of PACW common stock present or represented and voting in favor of the PACW merger proposal is insufficient to approve the PACW merger proposal, PACW intends to move to adjourn the PACW special meeting in order to enable the PACW board of directors to solicit additional proxies for approval of the PACW merger proposal. In that event, PACW will ask PACW stockholders to vote upon the PACW adjournment proposal, but not the PACW merger proposal.
In this proposal, PACW is asking PACW stockholders to authorize the holder of any proxy solicited by the PACW board of directors, on a discretionary basis, to vote in favor of adjourning the PACW special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from PACW stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the PACW special meeting to approve the PACW merger proposal. Pursuant to the PACW bylaws, the PACW special meeting may be adjourned without further notice being given if the new time and place is announced at the meeting prior to adjournment and the date is set 30 days or less from the date of the original PACW special meeting.
The approval of the PACW adjournment proposal by PACW stockholders is not a condition to the completion of the first merger and the investments.
The PACW board of directors unanimously recommends a vote “FOR” the PACW adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
BANC, a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly-owned subsidiary, BANC N.A., a California-based bank. BANC has 32 offices, including 26 full-service branches located throughout Southern California. BANC has served California markets since 1941 through BANC N.A. and its predecessors. As of June 30, 2023, BANC, together with its subsidiaries, had total assets of $9.37 billion, loans and leases, net of deferred fees, of $7.08 billion, total deposits of $6.87 billion and total stockholders’ equity of $0.957 billion.
Through its dedicated professionals, BANC provides customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solutions through its subsidiary Deepstack Technologies. BANC helps to improve the communities where it lives and works, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, BANC provides a higher standard of banking.
BANC’s principal source of income is dividends from BANC N.A. BANC N.A., a national banking association regulated by the OCC, is a relationship-focused, full-service business banking organization. It offers an array of commercial loan and deposit products and services, including demand, savings and money market accounts, certificates of deposit, commercial and industrial loans, commercial real estate and multifamily loans, Small Business Administration loans and construction loans, and other business-oriented products.
Shares of BANC common stock are traded on the NYSE under the trading symbol “BANC.”
For more information about BANC, please visit BANC’s website at www.bancofcal.com. The information provided on BANC’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about BANC is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 218.
Cal Merger Sub, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
Merger Sub is a Delaware corporation and a wholly-owned subsidiary of BANC. Merger Sub was incorporated for the sole purpose of effecting the first merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the first merger, the separate corporate existence of Merger Sub will cease.
PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212-2007
(310) 887-8500
PACW is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, PACW Bank. PACW Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. PACW Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country. As of June 30, 2023, PACW, together with its subsidiaries, had total assets of $38.3 billion, loans and leases, net of deferred fees, of $22.3 billion, total deposits of $27.9 billion and total stockholders’ equity of $2.5 billion.

PACW’s principal source of income is dividends from PACW Bank. PACW Bank is a state-chartered non-member bank and, as such, is regulated by the FDIC as its primary federal regulator and the California Department of Financial Protection and Innovation. In addition, PACW Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws.
PACW Bank is currently a California state-chartered non-member bank. Subject to the completion of the mergers and prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Federal Reserve. As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve.
PACW common stock is traded on Nasdaq under the symbol “PACW.” The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” Additional information about PACW and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For additional information about PACW and its subsidiaries, please visit PACW’s website at www.pacwestbancorp.com. The information provided on PACW’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 218.

THE TRANSACTIONS
This section of the joint proxy statement/prospectus describes material aspects of the mergers and the investments. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers and the investments. In addition, we incorporate important business and financial information about BANC and PACW into this document by reference. See the section entitled “Where You Can Find More Information” beginning on page 218.
Terms of the Mergers and the Investments
Each of BANC’s and PACW’s respective board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the combination and, in the case of the BANC board of directors, the investment agreements and the transactions contemplated thereby. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PACW, with PACW as the surviving entity, which we refer to as the “first merger.” Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation, which we refer to as the “second merger.” We refer to the first merger and the second merger collectively as the “mergers.” Promptly following the second merger, PACW Bank will become a member bank of the Federal Reserve System, which we refer to as the “FRS Membership.” Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank, with PACW Bank continuing as the surviving bank, which we refer to as the “bank merger.” Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the first merger, each holder of PACW common stock issued and outstanding immediately prior to the effective time of the first merger, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (subject to certain exceptions) will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock held by such holder.
On the terms and subject to the conditions set forth in the merger agreement, at the second effective time, each share of the PACW preferred stock issued and outstanding immediately prior to the second effective time will be converted into the right to receive one share of the new BANC preferred stock and, upon such conversion, the PACW preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the second effective time. Additionally, following the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share and will represent a 1/40th interest in a share of new BANC preferred stock.
On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. Additionally, following the ninetieth (90th) day after the date of the Warburg investment closing and upon the written request of the Warburg Investors (or certain permitted transferees), the Warburg Investors (or such transferee) may exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock for which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or non-voting common stock of BANC, subject to certain conditions. See the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock” beginning on page 158 for more information.

See the sections entitled “The Merger Agreement” and “The Investment Agreements” for additional and more detailed information regarding the legal documents that govern the mergers and the investments, including information about the conditions to the completion of the mergers and the investments and the provisions for terminating or amending the merger agreement and the investment agreements.
Balance Sheet Repositioning
Under the merger agreement, although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger, BANC and PACW commit to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price, contingent upon the merger closing and either, as BANC and PACW reasonably determine, prior to the merger closing or effective as of, or as soon as reasonably practicable after, the merger closing. The information provided below is based on BANC and PACW’s current expectations and is not a guaranty or assurance that the balance sheet repositioning will be completed by the expected timing or on the terms described below. The amounts set forth below represent the best reasonable estimates of the BANC management team regarding the balance sheet repositioning activity as of the date of this joint proxy statement/prospectus. Accordingly, the actual amounts may vary depending on market conditions.
In connection with the balance sheet repositioning contingent upon the merger closing, as of the date of this joint proxy statement/prospectus, BANC and PACW plan to sell an aggregate of $7 billion of BANC and PACW assets, collectively, at or following closing, comprised of the following possible assets:
•	BANC has identified the following assets, with each portfolio having been hedged for interest rate risk:
(i) $1.8 billion of its single-family residential mortgage portfolio
•
BANC entered into a forward sale commitment with affiliates of JPM (the “forward sale commitment”) with respect to the single-family residential mortgage portfolio, which is comprised of $1.8 billion in assets as of June 30, 2023, which is contingent upon receipt of approval for the closing of the bank merger. The forward sale commitment contains customary terms and conditions associated with a whole loan sale, and settlement is contemplated on November 8, 2023, or such other date as may be mutually agreed. If settlement does not occur by November 8, 2023, the purchase price is subject to adjustment reflecting at-market fees based on the additional time for settlement. It is anticipated that BANC will transfer such mortgage portfolio as soon as possible after the closing of the mergers, which may take up to a week post-closing due to operational considerations. The forward sale commitment will automatically terminate if approval to close the bank merger is not received by December 8, 2023. If the forward sale commitment terminates before the completion of the mergers, then it is possible that BANC will be unable to sell such assets on the terms that are at least as favorable to BANC as the terms set forth in the forward sale commitment.

(ii) $1.6 billion of its multi-family residential mortgage portfolio
•
The $1.6 billion multi-family residential mortgage portfolio is currently being marketed to several potential counterparties for sale, pending closing of the mergers. BANC has received multiple external bids for such assets. BANC plans to implement the structure of the single-family forward sale agreement discussed above and target a date in mid to late November for close. BANC anticipates that the sale and transfer of this portfolio would be consummated approximately one week following the closing of the mergers. Completion of this multi-family forward sale transaction is contingent upon (a) the finalization of such forward agreement to sell the portfolio and (b) the closing of the mergers occurring prior to the expiration of the term of such forward sale agreement, as it may be extended.

(iii) $1.2 billion of available-for-sale securities and held-to-maturity securities (“BANC bond portfolio”), which may include, among others, collateralized mortgage obligations (“CMO”), mortgage-backed securities (“MBS”), taxable municipal bonds and collateralized loan obligations (“CLO”)
•
The BANC bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and liquid markets. The plan is to sell the BANC bond portfolio over a one to two week period immediately post-closing of the mergers. Sale of the BANC bond portfolio is dependent on (a) market liquidity and (b) market pricing (other than decreases caused by market base interest rates). For example, if the market value for certain securities in the BANC bond portfolio were to decrease substantially due to the widening of credit spreads, then such decrease could have an adverse effect on the sale due to the un-hedged impact on equity.
•	PACW has identified the following assets:
•	$2.3 billion of its available-for-sale securities (“PACW bond portfolio”), which may include, among others, commercial and residential MBS, CMO, treasury bonds and municipal bonds
•
PACW’s bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and robust markets for sale. The plan is to sell the PACW bond portfolio over a one to two week period immediately post-closing of the mergers. PACW has not hedged the interest rate risk of the PACW bond portfolio. Accordingly, the sale of the PACW bond portfolio is dependent on (a) market liquidity and (b) market pricing (including decreases caused by interest rate change).

Proceeds of the asset sales along with excess cash are expected to be utilized in the repayment of BANC and PACW’s $13 billion of wholesale borrowings, which include (1) $5.9 billion of brokered deposits of BANC and PACW, (2) $1.3 billion outstanding of PACW’s $1.4 billion repurchase agreement facility (“Repurchase Agreement Facility”), (3) $1.1 billion of FHLB borrowings by BANC and (4) $4.9 billion of Bank Term Funding Program (“BTFP”) borrowings by PACW. The repayment of these wholesale borrowings is contingent upon the completion of the balance sheet repositioning. The expected timing of the repayments is as follows:
•	BTFP borrowings – repay at closing of the mergers or immediately thereafter
•	FHLB borrowings – repay as cash is available through December 31, 2023
•	Repurchase Agreement Facility – repay no later than December 17, 2023
•	Brokered deposits – repay as they mature through December 31, 2023
•	State of California Certificates of Deposit – repay as they mature through December 31, 2023
•	Sweep Accounts – repay as cash is available through December 31, 2023
•	Overnight borrowings – repay within seven days of closing of the mergers.
Background of the Mergers and the Investments
The management of each of BANC and PACW and each of the BANC board of directors and the PACW board of directors frequently review their respective business strategies and objectives, including strategic opportunities and challenges. From time to time, the management teams and boards of directors of each of BANC and PACW have considered various strategic options potentially available to them, in each case with the goal of enhancing value for their respective stockholders and delivering the best possible services to their respective customers and communities. These strategic discussions have focused on, among other things, the business and regulatory environments facing financial institutions generally, as well as conditions and trends in the banking industry and financial markets, including for regional banks.
In January 2023, PACW announced a new strategic plan designed to maximize stockholder value and improve its liquidity position and capital ratios by strengthening its community bank business, exiting non-core products and services, improving capital and liquidity, and enhancing operational efficiency. Specifically, PACW made the decision to wind down operations in its premium finance and multi-family lending groups in the fourth quarter of 2022. In addition, PACW began planning for a restructuring of its Civic subsidiary in January 2023. Further, PACW sold $1.0 billion of available-for-sale securities at a loss in the fourth quarter of 2022 and used the proceeds to pay down borrowings from the Federal Home Loan Bank of San Francisco (“FHLB”). As part of its strategic plan, PACW also announced that it was slowing loan growth to preserve capital and strengthen its balance sheet. Around the time PACW announced this strategic plan, a combination of factors, including in particular the onset of higher interest rates, began to increase deposit funding costs and drove a general trend toward deposit outflows, particularly at regional banks.

While PACW intended to execute on this strategic plan throughout the course of 2023 and beyond, in early March 2023, the failures of Silicon Valley Bank and Signature Bank drew a significant degree of customer, market and regulatory focus to the state of the banking industry generally. A number of banks, including PACW, experienced further elevated deposit outflows in the days immediately following the failure of Silicon Valley Bank. In the days and weeks that followed the failures of Silicon Valley Bank and Signature Bank, PACW took a number of steps to ensure available liquidity for uninsured deposits by, among other things, pledging additional assets to and/or drawing on available federal facilities, including facilities with the FHLB and the Federal Reserve Discount Window and the Federal Reserve’s Bank Term Funding Program, and utilizing reciprocal deposit products (resulting in, in each case as of March 31, 2023, a borrowing capacity of $5.7 billion with the FHLB, of which $5.5 billion had been borrowed; borrowing capacity of $5.6 billion at the Federal Reserve Discount Window, all of which was available; and borrowing capacity under the Bank Term Funding Program of $4.9 billion, all of which had been borrowed). In addition, on March 17, 2023, PACW Bank entered into a $1.4 billion repurchase agreement facility, which was collateralized by loans in order to secure additional liquidity. In the two weeks following the failure of Silicon Valley Bank, PACW provided frequent updates to the market with respect to its financial position. Senior PACW management remained in regular communication with applicable federal and state regulators during this time.
Concurrently, the PACW board of directors and PACW management began evaluating various strategic alternatives for PACW and PACW Bank, including the potential of raising additional equity capital through a private placement or a registered public offering. With the assistance of representatives of PSC and a separate capital markets advisor, PACW engaged in discussions with prospective investors and ultimately entered into confidentiality agreements with three of these prospective investors during March and April 2023. Investors affiliated with the Warburg Investors were among these prospective investors, and the confidentiality agreement between PACW and Warburg Pincus LLC was entered into on March 12, 2023. Investors affiliated with the Centerbridge Investor were also among these prospective investors. Various potential investors conducted due diligence, and indicative terms and documentation were discussed. These discussions and negotiations progressed for approximately two weeks amidst the height of the volatility in the regional banking sector in March 2023.
PACW management frequently updated the PACW board of directors on the status of its operations and the potential equity capital alternatives. On March 20, 2023 and March 21, 2023, the PACW board of directors, other than Paul Taylor, President and Chief Executive Officer of PACW, met with members of PACW management, including Angela Kelley, Executive Vice President, General Counsel and Corporate Secretary of PACW, and Kevin Thompson, Executive Vice President and Chief Financial Officer of PACW, and representatives of PSC and Sullivan & Cromwell to review these potential equity capital alternatives and consider various proposals that had emerged from the discussions referenced above. Following further discussions with PSC and a separate capital markets advisor, and considering the volatility in the market and depressed market prices for regional bank stocks, as well as the availability of other options to enhance capital and liquidity through potential asset sales, the PACW board of directors determined on March 21, 2023 that it would not be prudent to move forward with any equity capital raising transaction at such time. PACW publicly announced this decision on March 22, 2023, along with providing an update on certain key deposit and liquidity metrics.
Following the announcement on March 22, 2023, the PACW board of directors and PACW management continued work to execute on the previously announced strategic plan to focus on its community bank business, in particular by pursuing strategic asset sales, while also evaluating potential broader strategic alternatives. In the weeks that followed, PACW, with the assistance of PSC, held discussions with a small number of parties it had contacted, or that had contacted it, with respect to potential acquisition or business combination transactions, including a party in which affiliates of the Warburg Investors have an interest.
On May 3, 2023, the entire PACW board of directors met with members of PACW management, including Mr. Taylor, Ms. Kelley and Mr. Thompson, to consider, among other matters, the status of these strategic discussions. In light of these discussions, the PACW board of directors determined that it would be in the best interests of PACW stockholders to approach and initiate discussions with a larger number of prospective strategic partners and instructed the representatives of PSC in attendance to do so. Representatives of Sullivan & Cromwell were also in attendance and advised members of the PACW board of directors with respect to their fiduciary duties. Later that day, there were media reports that the PACW board of directors was reviewing strategic alternatives relating to the sale of some or all of the assets of PACW and PACW Bank. Following these reports, PACW Bank experienced additional deposit losses of approximately $1.7 billion on May 4 and May 5, 2023.

Over the next three weeks, the PACW board of directors met four times, with various members of PACW management, including Mr. Taylor, Ms. Kelley, Mr. Thompson, Christopher D. Blake, Executive Vice President, President and Chief Executive Officer of the Community Banking Group, Stanley R. Ivie, Executive Vice President, Chief Risk Officer, and Mark T. Yung, Executive Vice President, Chief Operating Officer, and provided updates on discussions with potential strategic partners as well as on the status of PACW’s operations.
Through the months of May and June, representatives of PSC, acting at the direction of the PACW board of directors and PACW management, contacted 13 potential acquirers and business combination partners, with ten of such parties entering into confidentiality agreements and conducting preliminary due diligence, including BANC who entered into a confidentiality agreement with PACW on May 4, 2023 (the “NDA”). One of the confidentiality agreements contained a standstill provision but did not contain a “don’t ask, don’t waive” provision; none of the other confidentiality agreements contained a standstill. Of the ten parties who conducted initial due diligence, two (which did not include BANC) indicated an interest in pursuing a potential all cash transaction.
On or about May 5, 2023, PACW indicated to BANC that its discussions with other parties were in more advanced stages. Therefore, from May 5, 2023 to about June 16, 2023, BANC and PACW ceased further discussions.
As noted above, PACW concurrently continued to execute on its strategic plan and on May 22, 2023, consistent with the objective to pursue strategic asset sales set out in such plan, PACW announced the sale of 74 real estate construction loans, with an aggregate commitment amount of approximately $5.3 billion, including an aggregate outstanding principal balance of $2.6 billion at the time of the announcement, to a wholly-owned subsidiary of Kennedy-Wilson Holdings, Inc.
On June 12, 2023, the PACW board of directors, other than Polly Jessen, met and Mr. Taylor, Mr. Thompson and Ms. Kelley provided an update on discussions with potential strategic partners. Mr. Taylor and Mr. Thompson summarized the discussions they had with various parties that had entered into confidentiality agreements and that two parties had expressed interest in an all cash acquisition of PACW. These two parties in particular had conducted the largest amount of due diligence to date and had preliminary discussions with PACW management about a potential transaction. Each was also provided with draft forms of definitive documentation to consider. While one of the two parties delivered to PACW on May 2, 2023 a very preliminary set of proposed terms, contemplating in general terms a proposed purchase price at or at a discount to market prices (without specifying a price), by the time of the June 12, 2023 meeting, discussions with these two parties had essentially ceased with neither delivering proposed definitive acquisition terms. Accordingly, at the time of the June 12, 2023 meeting, PACW was no longer in active discussions with any party regarding a potential strategic transaction. Management of PACW reported on these developments to the PACW board at the June 12 meeting, indicating that neither party was willing or able to commit the required capital to support the contemplated all cash acquisition transaction. Accordingly, PACW determined that a transaction would not be likely to be completed with either of the potential counterparties and continued its focus on executing on its strategic plan (subsequently, one of the two parties confirmed to PACW that it was unable to procure the required capital to continue consideration of a transaction). On June 22, 2023, and in connection with such strategic plan, PACW announced that PACW Bank had entered into a purchase agreement to sell a portfolio of lender finance loans with an aggregate commitment amount of $3.54 billion, including an aggregate outstanding principal balance of $2.21 billion as of the date of the announcement, to certain alternative credit strategy funds managed by Ares Management Corporation. Despite its efforts to execute on its strategic plan during this time, PACW was failing to meet its internal liquidity policy guidelines, at June 20, 2023, as detailed further in Annex M. However, PACW’s ultimate decision to re-engage in discussions with BANC was not driven in any material way by this fact.
In mid-June, Jared Wolff, Chairman, President and Chief Executive Officer of BANC, remained interested in the prospects of a transaction with PACW. Recognizing that PACW had not at that time publicly announced an alternative transaction, Mr. Wolff reached out to Mr. Taylor and PSC, at which point Mr. Wolff learned that PACW was no longer pursuing a transaction with other parties. Therefore, on June 16, 2023, Mr. Wolff communicated to Mr. Taylor that BANC was interested in resuming, and inquired as to whether PACW was amenable to resuming discussions regarding a potential transaction. Thereafter, on or about June 16, 2023, BANC management recommenced further due diligence on PACW. Mr. Wolff and Mr. Taylor remained in contact, discussing at a high level the possibility of a potential business combination transaction and the potential commercial and strategic benefits of a combination of their two businesses, among other things. In each of those conversations, they discussed that any potential transaction would reflect an “at market” exchange ratio.

In mid-June 2023, Mr. Wolff had various discussions with representatives of PACW, JPM and PSC regarding restarting negotiations for a potential transaction. In these discussions, the parties began to discuss in further detail the potential combined company’s business lines, markets of operation, potential synergies and efficiencies as well as the pro forma balance sheet, capital ratios, liquidity and deposit funding profile. Consistent with ordinary practice, the parties also provided updates with respect to the prospective transaction to federal and state regulatory authorities and continued to do so on a regular basis throughout the negotiation process. BANC management had also determined that, in order to proceed with a transaction with PACW, the potential combined company would require an infusion of equity capital.
From mid-June until the signing of the definitive transaction agreements and as set forth in more detail below in relation to specific discussions, Mr. Wolff and Mr. Taylor held a number of discussions on various topics related to the proposed transaction, including the exchange ratio, closing conditions, regulatory matters, governance matters, employment matters and interim operating covenants. At one such meeting, Mr. Wolff and Mr. Taylor discussed a proposal that the combined company’s board of directors would include eight currently serving directors of the BANC board of directors and three currently serving directors of the PACW board of directors (which board composition would be subject to the ongoing negotiations with prospective investors, though it was expected that likely one additional director representative would be selected by one of the prospective investors). Mr. Wolff and Mr. Taylor agreed to propose this construct to their respective boards of directors and that John Eggemeyer, the current Lead Director of the PACW board of directors, would be an advisable candidate to propose as the Chairman of the combined company’s board of directors, and did not otherwise identify which existing BANC or PACW board members would be included on the combined company board of directors.
On June 17, 2023, PACW made available to BANC, and on July 3, 2023, BANC made available to PACW, virtual data rooms to permit expanded mutual due diligence review. BANC and PACW, and their respective legal, financial and other advisors, engaged in mutual due diligence, including with respect to business, credit, operational, legal and compliance matters, among others. From approximately June 24 through July 11, 2023, BANC also negotiated and entered into confidentiality agreements with multiple potential investors, and certain potential investors entered into joinders to the NDA to facilitate their due diligence review for purposes of evaluating participation in the proposed equity financing. The Warburg Investors and the Centerbridge Investor entered into confidentiality agreements with BANC on June 23, 2023 and July 6, 2023, respectively (with the Centerbridge Investor further entering into a joinder to the NDA on July 10, 2023), and began to independently engage in due diligence with respect to PACW and BANC, including several meetings between the Warburg Investors, on the one hand, and BANC management or JPM, on the other hand, and several meetings between the Centerbridge Investor, on the one hand, and BANC management or JPM, on the other hand.
In the days leading up to the June 26, 2023 meeting of the BANC board of directors, as described below, Mr. Wolff connected regularly with all members of the BANC board of directors to provide updates on a potential strategic opportunity to engage in a business combination transaction with PACW.
On June 26, 2023, BANC held a special meeting of the BANC board of directors, attended by the entire BANC board of directors (other than Shannon Eusey), Ido Dotan, General Counsel and Corporate Secretary of BANC, Raymond Rindone, Chief Accounting Officer and Deputy Chief Financial Officer of BANC, and representatives of JPM and Skadden, to discuss the proposed transaction rationale, receive a financial, legal and regulatory overview of the proposed transaction, review the proposed non-binding indication of interest (the “LOI”) for a potential strategic combination between BANC and PACW to be submitted to PACW and appoint a transaction committee of the BANC board of directors, which we refer to as the “BANC transaction committee.” The BANC transaction committee consists of Mr. Wolff (BANC board of directors Chair and Asset Liability Committee Chair), Mary Curran (Joint Enterprise Risk Committee Chair), Richard Lashley (Joint Audit Committee Chair), Robert Sznewajs (Lead Independent Director and Vice-Chairman of the BANC board of directors), Andrew Thau (Joint Compensation, Nominating and Corporate Governance Committee Chair) and Denis Kalscheur. The BANC board of directors approved the LOI, and BANC submitted the LOI to PACW. The BANC board of directors also approved the formation of the BANC transaction committee and appointed members of the BANC transaction committee. The LOI proposed an all-stock merger based on an “at-market” fixed exchange ratio. It proposed a transaction structure in which BANC would be the legal acquirer at the holding company level, and PACW Bank would be the surviving bank and that the combined company would operate under the “Banc of California” name and brand. The LOI proposed that BANC would procure equity financing in connection with the proposed transaction of $350 million and that Mr. Wolff would lead the combined company as Chief Executive Officer. The LOI also provided for a 45-day period in which PACW agreed to negotiate with BANC exclusively with respect to the potential transaction, with a potential for a 15-day extension of such period if the parties were negotiating in good faith regarding the proposed transaction. The LOI did not address any matters related to the governance of the combined company post-closing or any post-closing compensatory matters, other than Mr. Wolff’s position and the determination that the superior severance package between BANC and PACW would be paid to terminated employees after closing. Upon receipt of the LOI, Mr. Taylor discussed with representatives of PSC the terms of the LOI, after which Mr. Taylor informed Matthew Wagner, Executive Chairman of the PACW board of directors, and Mr. Eggemeyer, Lead Director of the PACW board of directors, of the LOI. Mr. Taylor then informed other members of PACW management and scheduled a call with the PACW board of directors and representatives of PSC and Sullivan & Cromwell to discuss the LOI.
Throughout the process, BANC and PACW continued to evaluate the optimal size of the capital raise based on continued financial due diligence and discussions with Investors.
On or about July 1, 2023, BANC and PACW increased the proposed equity financing from $350 million to $400 million committed by the Investors following further discussions between BANC and PACW based on their review of the financial model for the transaction and in order to bolster the financial strength of the combined company.
On June 28, 2023, the entire PACW board of directors met with members of PACW management, including Mr. Taylor, Ms. Kelley and Mr. Thompson, to review the results of the process, including to review the terms of the LOI. Representatives of PSC and Sullivan & Cromwell were also in attendance, and PSC presented on the business and financial aspects of the proposed transaction with BANC. The PACW board of directors then discussed with PACW management and PSC the strategic rationale, risks, financial metrics presented by a potential transaction with BANC and the potential value to the PACW stockholders resulting from such transaction. The PACW board of directors and PACW management also discussed the risks and regulatory considerations of the potential transaction with BANC relative to alternative strategic transactions, including continuing to search for other parties interested in such a transaction, as well as potentially electing not to pursue any strategic transaction, given the two remaining interested parties had become non-responsive or confirmed that they could not procure the required capital to support the contemplated all cash transaction. Following these discussions, the PACW board of directors was of the view that a potential transaction with BANC had a compelling strategic rationale and potential to provide meaningful benefits to PACW stockholders relative to other strategic alternatives and indicated its support for PACW proceeding with negotiations of the potential transaction with BANC.
On June 29, 2023, BANC and PACW executed the LOI and instructed their respective financial and legal advisors to begin work toward the potential transaction. Shortly thereafter, at the direction of BANC’s management, JPM initiated or reinitiated discussions with 10 prospective investors in connection with the proposed equity financing, including the Warburg Investors and the Centerbridge Investor. These investors consisted of sophisticated, well-respected private equity firms. BANC signed non-disclosure agreements, or joinders to the NDA, with seven of these prospective investors. Ultimately, the Warburg Investors and the Centerbridge Investor were the only investors who were able to submit proposals to participate in the equity financing on the required timeline.
BANC and PACW (principally through Mr. Wolff and Mr. Taylor) then, with the assistance of their respective advisors, discussed a variety of matters with respect to the potential transaction, including, without limitation, details regarding the governance and management of the combined company. Specifically, Mr. Wolff and Mr. Taylor discussed different potential numbers of each of BANC and PACW board members on the initial combined company board of directors, without agreeing on specific numbers, and held preliminary discussions concerning management roles for the combined company. In these discussions, Mr. Wolff and Mr. Taylor and the parties’ respective advisors also discussed the need for the two institutions to each engage in certain asset sales in order to enhance the combined company’s liquidity and capital ratios, without agreeing on specific investment securities or loan portfolios at that time. In addition, each party, with the assistance of their respective advisors, advanced their respective diligence reviews of the other party, and the Investors, with the assistance of their respective advisors, advanced their respective diligence reviews of BANC and PACW.
On July 11, 2023, Skadden sent the first draft of the merger agreement to Sullivan & Cromwell.

During July 2023, BANC, JPM and Skadden also discussed certain structural matters pertaining to the proposed equity financing with the Warburg Investors, along with Wachtell Lipton Rosen & Katz LLP (“Wachtell”), counsel to the Warburg Investors, and the Centerbridge Investor, along with Simpson Thacher & Bartlett LLP (“Simpson”), counsel to the Centerbridge Investor.
On July 13, 2023, the in-house and outside counsels of BANC and PACW had a conference call to discuss the merger agreement, including discussions on closing conditions, regulatory matters and termination rights.
The parties also continued their discussions around a method for measuring an “at market” fixed exchange ratio as set forth in the LOI. At the direction of BANC’s management, JPM communicated to PSC a proposal that the “at market” exchange ratio be based on the volume-weighted average prices of the BANC common stock of $11.7304 and PACW common stock of $7.7054, both in the five trading days up to, and including, June 29, 2023, the date on which the LOI was executed by PACW and BANC. This was calculated to be 0.6569 shares of BANC common stock for each share of PACW common stock. PSC communicated this proposal to PACW.
On July 14, 2023, Sullivan & Cromwell sent a revised draft of the merger agreement to Skadden, which: (i) proposed a revised version of the definition of “materially burdensome regulatory condition” and made the related closing condition mutual, (ii) removed certain proposed conditions to closing and related termination rights, (iii) proposed a bylaw amendment to protect go forward governance rights for the PACW directors and (iv) proposed decreasing the termination fee from 5% of the deal value, as proposed in Skadden’s initial July 11 draft, to 3.9% of the deal value.
On July 14, 2023, BANC held a meeting of the BANC board of directors, attended by the entire BANC board of directors, Mr. Dotan, Mr. Rindone, Joseph Kauder, Chief Financial Officer of BANC, and representatives of JPM and Skadden, to discuss the status and timing of the proposed transaction, review such transaction and their vision for the combined company, review financial models for the proposed transaction, discuss legal structure and definitive agreements, discuss the capital raising process and legal components thereof, and receive updates on regulatory and key open issues.
On July 16, 2023, BANC and PACW agreed that the exchange ratio of 0.6569 of a share of BANC common stock for each share of PACW common stock adequately reflected the parties’ intention that the transaction would not involve any established premium or discount to any particular party’s stock price, and avoided the risk that any potential future market volatility (in light of recent market conditions) would lead to any unwanted distortions in the pricing of the transaction.
On July 17, 2023, BANC held a meeting of the BANC board of directors, attended by all directors, other than Mary Curran and Vania Schlogel, and Messrs. Dotan, Rindone and Kauder, where Mr. Wolff provided an update on the status and various aspects of the proposed transaction and the BANC board of directors asked questions and discussed the proposed transaction.
From July 17, 2023 until July 25, 2023, Skadden, Wachtell and Simpson exchanged multiple drafts of the Warburg investment agreement and the Centerbridge investment agreement, as applicable, and various ancillary documents.
On July 18, 2023, Mr. Wolff spoke with Mr. Eggemeyer to discuss the proposal for Mr. Eggemeyer to serve in the role of Chairman of the combined company’s board of directors.
On July 18, 2023, Skadden sent a revised draft of the merger agreement to Sullivan & Cromwell, which, among other things, (i) proposed a revised definition of “material adverse effect,” (ii) proposed the combined company’s board of directors to consist of (a) eight legacy BANC directors, (b) three legacy PACW directors and (c) one individual designated by the Warburg Investors and (iii) proposed the independent Lead Director of PACW to serve as the Chairman of the combined company’s board of directors and the Chairman of BANC N.A. to serve as the Chairman of the surviving bank.
On July 19, 2023, BANC held a meeting of the BANC transaction committee, attended by all committee members, Messrs. Dotan and Kauder and Connie Lam, Deputy General Counsel of BANC, with JPM and Skadden in attendance, to discuss the terms of the proposed investments by the Warburg Investors and the Centerbridge Investor, respectively.
On July 20, 2023, the entire PACW board of directors and members of PACW management, including Mr. Taylor, Mr. Thompson and Ms. Kelley, met with representatives of PSC and Sullivan & Cromwell present.

Mr. Taylor and Mr. Thompson provided an update on the status of the negotiations and discussed with the PACW board of directors the due diligence conducted to that point. Management also discussed with the PACW board the effect of the proposed transaction on PACW’s existing compensation plans and arrangements.
On July 21, 2023, Sullivan & Cromwell sent a revised draft of the merger agreement, including (i) a revised definition of “material adverse effect”, (ii) proposing a revised definition of “materially burdensome regulatory condition” conceptually agreed to between PACW and BANC and (iii) removing the balance sheet repositioning as a mutual condition to closing, among other changes. BANC agreed to removing the balance sheet repositioning as a mutual condition as the parties recognized the timing for these asset sales could occur subject to the merger closing.
On July 22, 2023, BANC reached an agreement in principle with the Warburg Investors to invest a total of $325 million for common and/or common equivalent equity securities of BANC in the proposed equity financing and with the Centerbridge Investor to invest a total of $75 million for common securities of BANC in the proposed equity financing and that, in each case, certain warrants would be included with the investments. Based on the outcome of these discussions and the fixing of the exchange ratio, ownership of the common equity in the combined company at closing (excluding warrants or other equity awards) would be PACW stockholders with approximately 47% of the common shares outstanding in the combined company, BANC stockholders with approximately 34% of the common shares outstanding in the combined company and the Investors with approximately 19% of the common shares outstanding in the combined company (before the exercise of any of the warrants).
On July 24, 2023, the entire PACW board of directors held a meeting with members of PACW management in attendance, including Mr. Taylor, Mr. Thompson and Ms. Kelley, to consider the proposed terms of the transaction between PACW and BANC and the entry into the merger agreement by PACW, and representatives of Sullivan & Cromwell and PSC were in attendance. At the meeting, Mr. Taylor and Mr. Thompson provided an update on the results of the negotiations since the July 20, 2023 meeting of the PACW board of directors, reviewed the proposed terms of the transaction and advised of the remaining negotiation points that would need to be resolved prior to entering into a definitive agreement. Representatives of Sullivan & Cromwell provided members of the PACW board of directors with a summary of the proposed terms of the merger agreement, including certain negotiated terms of the merger agreement concerning the transaction’s closing conditions, and discussed the relationship between the closing conditions of the merger agreement and those in the investment agreements as well as certain executive compensation and benefits and employment-related matters.
On July 24, 2023, BANC held a meeting of the BANC board of directors, attended by the entire BANC board of directors, Messrs. Dotan, Kauder and Rindone, Debbie Dahl-Amundson, Chief Internal Audit Officer of BANC, Robert Dyck, Chief Credit Officer of BANC, Hamid Hussein, President of BANC N.A., Connie Lam, SVP, Deputy General Counsel of BANC; Olivia Lindsay, Chief Risk Officer of BANC, John Sotoodeh, Chief Operating Officer of BANC, and representatives of Skadden and JPM, to consider the proposed terms of the proposed transactions. During the meeting, the BANC board of directors discussed the major issues of the proposed transactions and terms of the definitive agreements, including the merger agreement and the investment agreements, treatment of employees and social issues. Members of BANC management provided an update on the final negotiation points and presented its view that from a documentation perspective the negotiations were effectively complete. JPM then reviewed the financial aspects of the mergers with the BANC board of directors and rendered its oral opinion to the BANC board of directors, which was confirmed by a written opinion, dated July 25, 2023, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. See the section entitled “The Transactions—Opinion of BANC’s Financial Advisor.” At the conclusion of the meeting, after further review and discussion by the BANC board of directors, including consideration of the factors described below under the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors”, the BANC board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of BANC and its stockholders and unanimously (a) determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, were advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreements, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of BANC N.A. at a joint meeting with the BANC board of directors).
On July 25, 2023, the entire PACW board of directors held an additional meeting with members of PACW management in attendance, including Mr. Taylor, Mr. Thompson and Ms. Kelley, to consider the proposed transaction, and representatives of PSC and Sullivan & Cromwell were in attendance. Mr. Taylor and Mr. Thompson provided an update on the final negotiation points and presented its view that from a documentation perspective the negotiations were effectively complete. PSC then reviewed the financial aspects of the mergers with the PACW board of directors and rendered its opinion to the PACW board of directors, which was initially rendered verbally and confirmed by a written opinion, dated July 25, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by PSC as set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to holders of PACW common stock. For more information, see the section entitled “The Transactions—Opinion of PACW’s Financial Advisor.” At the conclusion of the meeting, after further review and discussion by the PACW board of directors, including consideration of the factors described below under the section entitled “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors”, the PACW board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger (and the bank merger was also approved by the board of directors of PACW Bank in a joint board capacity with the PACW board of directors) and entry into the merger agreement by PACW.
BANC and PACW executed the merger agreement, and BANC concurrently executed the applicable investment agreement with the Warburg Investors and the Centerbridge Investor, respectively, in the afternoon of July 25, 2023. The transactions were announced thereafter in a press release jointly issued by BANC and PACW on July 25, 2023.
BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors
After careful consideration, the BANC board of directors, at a special meeting held on July 24, 2023, unanimously (a) determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, are advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreements, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of BANC N.A. at a joint meeting with the BANC board of directors).
In reaching this decision, the BANC board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement, as well as the investment agreements, in consultation with BANC’s senior management, as well as with BANC’s legal counsel and financial advisor, and considered a number of factors, including the following principal factors:
•
each of BANC’s, PACW’s and the combined company’s business, operations, financial condition, asset quality, earnings, markets and prospects, particularly in light of recent market events in the banking sector, especially those affecting regional banks;

•	the strategic rationale for the mergers, including the fact that the combined company will be strategically positioned to capitalize on market opportunities in California;
•
the expectation that the combined company will have access to additional liquidity through a targeted balance sheet repositioning after closing (estimated, as of July 25, 2023, to be approximately $7.0 billion), supported by committed capital of $400 million from the Investors, resulting in robust capital levels and a strong liquidity profile with improved earnings capability;

•
the fact that the combined company will have operational and financial scale to increase investment in the franchise, including its technology platform, in order to elevate the client experience, improve efficiencies, attract the highest quality talent, and enhance new business development efforts;

•
the fact that the combined company would have a more diverse overall deposit mix by combining complementary deposit specialties and the fact that such unique deposit mix enhances the pro forma funding profile of the combined company;

•	the complementary nature of BANC’s and PACW’s mutual strengths in core community banking, with differing niche expertise;
•	the complementary footprints of BANC and PACW;
•	the current and prospective environment in the financial services industry, including recent banking turmoil and industry-wide volatility;
•	the expanded possibilities for growth that would be available to BANC, given the expanded suite of product offerings that PACW provides;
•	the deep familiarity of BANC and PACW with each other;
•
the anticipated pro forma financial impact of the mergers on BANC, including potential and immediate tangible book value accretion (estimated, as of July 25, 2023, to be approximately 3.0%), 2024 GAAP earnings per share accretion (estimated, as of July 25, 2023, to be approximately 20%), as well as positive impact on earnings, profitabilty, return on equity (estimated, as of July 25, 2023, to be approximately 1.1% ROAA run-rate for 2024 and 13% cash ROATCE run-rate for 2024) and liquidity;

•
the expectation of cost savings resulting from the mergers (which were estimated, as of the date of signing the merger agreement, to be approximately $130 million or approximately 15% pre-tax expense reduction of the combined company’s run-rate expense base);

•
its review and discussions with BANC’s senior management concerning BANC’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of PACW;

•
the fact that the shares of BANC common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 34% of the outstanding shares of the combined company;

•
its understanding that the mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and that PACW will be treated as the acquirer for accounting purposes;

•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by PACW stockholders as a result of possible increases or decreases in the trading price of PACW or BANC stock following the announcement of the mergers, which the BANC board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
JPM’s financial analyses and oral opinion rendered to the BANC board of directors, which was subsequently confirmed by delivery of a written opinion dated July 25, 2023, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the first merger was fair, from a financial point of view, to BANC, as more fully described below under the section entitled “The Transactions—Opinion of BANC’s Financial Advisor”;

•
its review with BANC’s outside legal counsel of the material terms of the merger agreement and the investment agreements, including the representations, covenants, closing conditions, deal protection and termination provisions;

•	the expectation that the requisite regulatory approvals could be obtained in a timely fashion;
•	the fact that BANC stockholders will have the opportunity to vote to approve the BANC issuance proposal;
•	the fact that 8 of 12 total directors of the combined company would be current members of the BANC board of directors;

•
the fact that Mr. Wolff will serve as the President and Chief Executive Officer of the combined company and that the management team will be comprised of a mix of BANC executives and PACW executives, each of which the BANC board of directors believes enhances the likelihood that the strategic benefits that BANC expects to achieve as a result of the mergers will be realized;

•
the fact that the PACW and BANC management teams have many years of integration experience through various acquisitions and the familiarity of Mr. Wolff and other members of the BANC executive team with PACW given their prior tenures with PACW and PACW Bank, which could be highly beneficial to the integration process; and

•
BANC’s and PACW’s past records of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of BANC’s management and infrastructure to successfully complete the integration process.

The BANC board of directors also considered potential risks related to the transaction. The BANC board of directors concluded that the anticipated benefits of combining with PACW and consummating the investments, which are described above, were likely to outweigh these risks. These potential risks include:
•
the possibility that some or all of the anticipated benefits (as described above) of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where BANC and PACW operate businesses;

•
the regulatory and other approvals required in connection with the mergers and the bank merger, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreements;

•
the risk that the mergers may not be completed despite the efforts of PACW and BANC or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

•
the costs to be incurred in connection with the mergers and the integration of PACW’s business into BANC and the possibility that the transaction and the integration (which were estimated, as of the date of signing the merger agreement, to be approximately $280 million pre-tax and approximately $215 million post-tax) may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the Investors will beneficially own a significant equity interest in the combined company and the Warburg Investors will have the ability to appoint one member to the combined company board of directors, and circumstances may occur in which the interests of the Warburg Investors could diverge from the interests of the combined company’s other stockholders;

•
the possibility of encountering difficulties in achieving anticipated cost savings in the amounts currently estimated (which were estimated, as of the date of signing the merger agreement, to be approximately $130 million or approximately 15% pre-tax expense reduction of the combined company’s run-rate expense base) and synergies or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of BANC and PACW;
•
the fact that the merger agreement places restrictions on the conduct of BANC’s business prior to the completion of the mergers, which could potentially delay or prevent BANC from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential effect of the mergers on BANC’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key BANC or PACW employees during the pendency of the mergers and following completion of the mergers;

•	the possible diversion of management focus and resources from the operation of BANC’s business while working to consummate the transaction and integrate the two companies;
•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of BANC common stock or PACW common stock, the value of the shares of BANC common stock to be issued to PACW stockholders at the effective time could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•	the dilution caused by BANC’s issuance of additional shares of its capital stock in connection with the first merger and investments;
•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the BANC board of directors is not intended to be exhaustive but includes the material factors considered by the BANC board of directors. In reaching its decision to approve the merger agreement and the investment agreements and the transactions contemplated thereby, the BANC board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BANC board of directors considered all these factors as a whole, and overall considered the factors to support its determination.
For the reasons set forth above, the BANC board of directors determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, are advisable and in the best interests of BANC and its stockholders. The BANC board of directors recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
Certain of BANC’s directors and executive officers have other interests in the mergers that are different from, or in addition to, those of BANC stockholders generally, as discussed under the caption “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” below. The BANC board of directors was aware of and considered these potential interests, among other matters, in evaluating the mergers and in making its recommendation to BANC stockholders.
It should be noted that this explanation of the reasoning of the BANC board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors
In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the mergers, and to recommend that PACW stockholders adopt the merger agreement, the PACW board of directors reviewed and discussed with PACW’s management and with PACW’s financial and legal advisors the terms of the merger agreement and the transactions contemplated thereby, and considered a number of factors, including the following:
•
each of PACW’s, BANC’s and the combined company’s business, operations, financial condition, asset quality, earnings, markets and prospects, particularly in light of recent market events in the banking sector, especially those affecting regional banks and PACW specifically;

•	the anticipated pro forma financial impact of the mergers, the investments and various other transactions associated therewith on the combined company;
•	the strategic rationale for the mergers and the benefits of the mergers relative to various strategic alternatives that were considered by PACW prior to entering into the merger agreement;
•	the complementary nature of the two companies, including business footprints, corporate purpose, strategic focus, target markets, client service and community development;
•	the expectation of the cost savings and synergies resulting from the mergers;

•
the expectation that the combined company will have access to additional liquidity through a targeted balance sheet repositioning after closing, supported by committed capital of $400 million from the Investors, resulting in robust capital levels and a strong liquidity profile with improved earnings capability;

•	the expectation that in connection with the mergers and the investments, the combined company will have significantly reduced wholesale borrowings;
•
the fact that the shares of PACW common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 47% of the outstanding shares of the combined company;

•
the pro forma financial results of the combined company, assuming that the mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and that PACW will be treated as the acquirer for accounting purposes;

•
the diversification of the combined company’s deposit base and loan portfolio leveraging PACW’s and BANC’s core community banking strengths, PACW’s expertise in homeowners’ association banking services, portfolio lending, equipment lending and leasing and small business association lending and BANC’s strengths in healthcare, education, entertainment and warehouse lending;

•	the terms of the merger agreement, in particular the exchange ratio and the fact that the exchange ratio is fixed;
•
the fact that (i) Mr. Eggemeyer would serve as the Chairman of the combined company’s board of directors and (ii) Mr. Wolff would serve as the President and Chief Executive Officer of the combined company, and the provisions of the merger agreement setting forth the corporate governance of the combined company;

•
the understanding of the current and prospective environment in which PACW and BANC operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, and other economic factors, the competitive environment for financial institutions generally, and the likely effect of these factors on PACW both with and without the mergers;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the expected treatment of the mergers as a “reorganization” for U.S. federal income tax purposes;
•
the anticipation that the combined company will have greater scale in California that may enable it to attract additional customers and employees and spread increasing costs more effectively in technology, risk management and compliance;

•
PSC’s financial analyses (including the fact that certain of the PSC analyses indicated that certain metrics, such as the value per share of PACW common stock, implied relative ownership of PACW stockholders, or relative PACW contributions to the combined company, were outside of the range or actual value offered to PACW stockholders, while other of PSC analyses indicated these or other financial metrics were within the applicable range or actual value offered to PACW stockholders, as shown on pages 98-99, 100, 105 and 106), and oral opinion rendered to the PACW board of directors, which was subsequently confirmed in writing on July 25, 2023, to the effect that, as of such date, and based upon and subject to the factors and various assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to the holders of PACW common stock, as more fully described below in the section “The Transactions —Opinion of PACW’s Financial Advisor”;

•
the review with PACW’s outside legal advisor, Sullivan & Cromwell, of the terms of the merger agreement and the related transaction documents, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions; and

•
the fact that the PACW and BANC management teams have many years of integration experience through various acquisitions and the familiarity of Mr. Wolff and other members of the BANC executive team with PACW given their prior tenures with PACW and PACW Bank, which could be highly beneficial to the integration process.

The PACW board of directors also considered potential risks related to the mergers but concluded that the anticipated benefits of the mergers were likely to outweigh these risks. These potential risks include:
•
the Investors will beneficially own a significant equity interest in the combined company and the Warburg Investors will have the ability to appoint one member to the combined company board of directors with interests that may diverge from the combined company’s other stockholders;

•
the regulatory and other approvals required in connection with the mergers and the bank merger, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreements;

•
the risk that the mergers may not be completed despite the efforts of PACW and BANC or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where PACW and BANC operate businesses;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the potential effect of the mergers on PACW’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key PACW or BANC employees during the pendency of the mergers and thereafter;
•
the fixed exchange ratio component of the merger consideration, which will not adjust to compensate for potential declines in the stock price of BANC prior to completion of the mergers or potential increases in the stock price of PACW prior to completion of the mergers;

•	the risk of anticipated merger-related costs being higher than expected, including as a result of unexpected factors or events;
•	the possible diversion of management focus and resources from the operation of PACW’s business while working to consummate the transaction and integrate the two companies;
•
the fact that the merger agreement places certain restrictions on the conduct of PACW’s business prior to the completion of the mergers, which could potentially delay or prevent PACW from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the PACW board of directors is not intended to be exhaustive but includes the material factors considered by the PACW board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the mergers, the PACW board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The PACW board of directors considered all these factors as a whole, including through its discussions with PACW’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the mergers.
The PACW board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. It should be noted that this explanation of the reasoning of the PACW board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The PACW board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the mergers.

In considering the recommendation of the PACW board of directors, you should be aware that certain directors and executive officers of PACW may have interests in the mergers that are different from, or in addition to, interests of PACW stockholders generally and may create potential conflicts of interest. The PACW board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in recommending to PACW stockholders that they vote in favor of the PACW merger proposal. See the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” for more information.
For the reasons set forth above, the PACW board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger (which was also approved by the board of directors of PACW Bank in a joint board capacity with the PACW board of directors) and entry into the merger agreement by PACW. The PACW board of directors recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Opinion of BANC’s Financial Advisor
Pursuant to an engagement letter, BANC retained JPM to act as its financial advisor in connection with the mergers. At the meeting of the BANC board of directors on July 24, 2023, JPM rendered its oral opinion to the BANC board of directors that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. JPM has confirmed its July 24, 2023, oral opinion by delivering its written opinion to the BANC board of directors, dated July 25, 2023, that, as of such date, the exchange ratio in the first merger was fair, from a financial point of view, to BANC.
The full text of the written opinion of JPM, dated July 25, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex K to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. BANC stockholders are urged to read the opinion in its entirety. JPM’s written opinion was addressed to the BANC board of directors in connection with and for the purposes of its evaluation of the mergers, was directed only to the exchange ratio in the first merger and did not address any other aspect of the mergers. JPM expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of BANC or as to the underlying decision by BANC to engage in the mergers. The issuance of JPM’s opinion was approved by a fairness committee of JPM. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of JPM does not constitute a recommendation to any BANC stockholder as to how such stockholder should vote with respect to the mergers or any other matter.
In arriving at its opinion, JPM, among other things:
•	reviewed a draft dated, July 21, 2023, of the merger agreement;
•	reviewed certain publicly available business and financial information concerning BANC and PACW and the industries in which they operate;
•
compared the financial and operating performance of PACW and BANC with publicly available information concerning certain other companies JPM deemed relevant and reviewed the current and historical market prices of the PACW common stock and the BANC common stock and certain publicly traded securities of such other companies;

•
at BANC’s direction, reviewed and relied upon for JPM’s opinion and analysis: (A) certain publicly available financial forecasts relating to the business and financial prospects of BANC, derived from a consensus of selected research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by BANC’s management as reasonable for use in JPM’s opinion and analysis) (such extrapolated BANC forecasts being referred to herein as the “BANC projections”), (B) certain internal financial forecasts relating to the business and financial prospects of PACW prepared by PACW, and, with the guidance and assistance of BANC’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by BANC’s management as reasonable for use in JPM’s opinion and analysis) (such extrapolated PACW forecasts being referred to herein as the “PACW projections” and, together with the BANC projections, the “Financial Projections”) and (C) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers provided to JPM by the management of BANC (the “Synergies”); and
•	performed such other financial studies and analyses and considered such other information as JPM deemed appropriate for the purposes of its opinion.
In addition, JPM held discussions with certain members of the management of PACW and BANC with respect to certain financial aspects of the mergers, and the past and current business operations of PACW and BANC, the financial condition and future prospects and operations of PACW and BANC, the effects of the mergers on the financial condition and future prospects of BANC, and certain other matters JPM believed necessary or appropriate to its inquiry.
In giving its opinion, JPM relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPM by PACW and BANC or otherwise reviewed by or for JPM. JPM did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with BANC, JPM did not assume any obligation to undertake any such independent verification. JPM did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPM evaluate the solvency of PACW or BANC under any state or federal laws relating to bankruptcy, insolvency or similar matters. JPM is not an expert in evaluating the adequacy of allowances for loan and lease losses of BANC or PACW with respect to their loan and lease portfolios and, accordingly, JPM did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of BANC or PACW and JPM assumed, with BANC’s consent, that the respective allowances for loan and lease losses for both BANC and PACW, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on the Financial Projections and the Synergies, JPM assumed with BANC’s consent that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of BANC as to the expected future results of operations and financial condition of PACW and BANC to which such analyses or forecasts relate or, in the case of the BANC projections, that they represent a reasonable basis upon which to evaluate the expected future results of operations and financial condition of BANC. On that basis, in giving its opinion, JPM assumed the accuracy of such analyses and forecasts (including the Synergies) and JPM expressed no view as to the accuracy of such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, JPM assumed that the proposed equity financing from the Warburg Investors and the Centerbridge Investor or certain other investors, balance sheet repositioning and sale of non-core businesses will occur on the terms and in the time frame described by management of BANC. JPM also assumed that the mergers and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for U.S. federal income tax purposes and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to JPM. JPM also assumed that the representations and warranties made by BANC and PACW in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. JPM is not a legal, regulatory or tax expert and relied on the assessments made by advisors to BANC with respect to such issues. JPM further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on PACW or BANC or on the contemplated benefits of the mergers.
The BANC projections reviewed and relied upon by JPM were derived from a consensus of selected Wall Street research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025-2028, and the PACW projections reviewed and relied upon by JPM were prepared by PACW’s management. PACW does not publicly disclose internal management projections of the type provided to JPM in connection with JPM’s analysis of the mergers, and such projections were not prepared with a view toward public disclosure. The Synergies reviewed and relied upon by JPM were provided by BANC management and reflected BANC management’s go-forward operating plan for the pro forma company, including the merger adjustments described in the section entitled “Certain Estimated Synergies Attributable to the Mergers” of this joint proxy statement/prospectus. The Financial Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of BANC’s and PACW’s respective managements, including factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information and certain other important disclosures, limitations and qualifications regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial Information” of this joint proxy statement/prospectus.
JPM’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPM as of, the date of such opinion. JPM’s opinion noted that subsequent developments may affect JPM’s opinion and that JPM does not have any obligation to update, revise, or reaffirm such opinion. Furthermore, JPM expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the exchange ratio in the first merger or with respect to the fairness of any such compensation. JPM expressed no opinion as to the price at which the PACW common stock or BANC common stock will trade at any future time.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between BANC and PACW, and the decision to enter into the merger agreement was solely that of the BANC board of directors and the PACW board of directors. JPM’s opinion and financial analyses were only one of the many factors considered by the BANC board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the BANC board of directors or management with respect to the mergers or the exchange ratio.
In accordance with customary investment banking practice, JPM employed generally accepted valuation methodology in rendering its written opinion to the BANC board of directors on July 25, 2023, and contained in the presentation delivered to the BANC board of directors on July 24, 2023 in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by JPM. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by JPM, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPM’s analyses.
PACW Public Trading Multiples Analysis
Using publicly available information, JPM compared selected financial data of PACW with similar data for selected publicly traded companies engaged in businesses that JPM judged to be analogous to PACW (collectively, referred to in this section as the “PACW selected companies”). The companies selected by JPM were:
•	BankUnited, Inc.;
•	Bank OZK;
•	East West Bancorp, Inc.;
•	Texas Capital Bancshares Inc.; and
•	Western Alliance Bancorporation.
These companies were selected by JPM because of similarities to PACW in one or more of their business characteristics and, in certain cases, similarities to PACW based on certain operational characteristics and/or certain financial metrics. However, none of the PACW selected companies is identical or directly comparable to PACW, and certain of the companies may have characteristics that are materially different from those of PACW. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the PACW selected companies compared to PACW and other factors that could affect the public trading value of the PACW selected companies and PACW.
In all instances, multiples were based on closing stock prices on July 21, 2023, which was the last practicable day prior to the delivery of the JPM opinion. For each of the following analyses performed by JPM, financial data for the PACW selected companies were based on the PACW selected companies’ public filings and information JPM obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the PACW selected companies were based on the most recent publicly available information.

With respect to the PACW selected companies, publicly available financial information as of March 31, 2023 was measured. With respect to PACW and the PACW selected companies, the information JPM presented included:
•	multiple of price to estimated earnings per share for the fiscal year 2024 (referred to in this section as “2024E P/E”); and
•
a regression analysis (referred to in this section as “P/TBV regression”) to review the relationship between (i) a multiple of price to tangible book value per share (referred to in this section as “P/TBV”) and (ii) the estimated 2024 return on average tangible common equity (referred to in this section as “2024E ROATCE”), in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence and FactSet Research Systems and/or the PACW projections.
Based on the results of this analysis and other factors which JPM considered appropriate based on its experience and judgment, JPM selected multiple reference ranges for PACW as follows:
Range
2024E P/E	5.8x – 15.8x
P/TBV Regression	0.93x – 1.00x
Based on the above analysis, JPM then applied a multiple reference range of 5.8x to 15.8x for 2024E P/E to PACW’s estimated earnings per share for the fiscal year 2024 of $1.12 as set forth in the PACW projections. JPM also applied a multiple reference range of 0.93x to 1.00x for the P/TBV regression, which it derived from the estimated range of PACW’s 2024E ROATCE of 5.8% to 7.8% as derived from the PACW projections to PACW’s tangible book value per share of $18.66, based on the most recent publicly available financial information as of March 31, 2023.
After applying these ranges to PACW’s estimated 2024 earnings per share and PACW’s tangible book value per share, JPM’s analysis indicated the following implied equity value per share ranges for the shares of PACW common stock, as compared to the closing price of PACW common stock of $9.71 on July 21, 2023.
Implied Equity Value Per Share
2024E P/E	$6.49 – $17.70
P/TBV Regression	$17.28 – $18.58
PACW Standalone Dividend Discount Analysis
JPM calculated a range of implied values for PACW common stock by discounting to present value estimates of PACW’s future dividend stream and terminal value. In performing its analysis, JPM utilized, among others, the following assumptions, which were reviewed and approved by BANC’s management:
•	the PACW projections;
•	a September 30, 2023 valuation date;
•	a terminal value based on 2028 estimated net income as set forth in the PACW projections and a NTM P/E multiple range of 8.0x to 10.0x;
•	a cost of equity range of 10.0% to 12.0%;
•	a marginal tax rate of 28.9%, as provided by BANC’s management;
•	a mid-year convention; and
•	a common equity tier 1 capital ratio target of 10.0%, as provided by BANC’s management.
Based on the PACW projections and using a range of discount rates from 10.0% to 12.0%, reflecting estimates of PACW’s cost of equity as described above, JPM discounted the estimated dividend streams from PACW for the period of the fourth quarter of 2023 and calendar years 2024 through 2027 and the range of terminal values as of December 31, 2027 to derive present values, as of September 30, 2023, of PACW.
These calculations resulted in a range of implied values of $10.75 to $13.68 per share of PACW common stock, as compared to the closing price of PACW common stock of $9.71 on July 21, 2023.

BANC Trading Multiples Analysis
Using publicly available information, JPM compared selected financial data of BANC with similar data for selected publicly traded companies engaged in businesses that JPM judged to be analogous to BANC (collectively, referred to in this section as the “BANC selected companies”). The companies selected by JPM were:
•	Bank of Marin Bancorp;
•	CVB Financial Corp.;
•	Five Star Bancorp;
•	Heritage Financial Corp;
•	Sierra Bancorp;
•	TriCo Bancshares; and
•	Westamerica Bancorporation.
These companies were selected by JPM because of similarities to BANC in one or more of their business characteristics and, in certain cases, similarities to BANC based on certain operational characteristics and/or certain financial metrics. However, none of the BANC selected companies is identical or directly comparable to BANC, and certain of the companies may have characteristics that are materially different from those of BANC. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the BANC selected companies compared to BANC and other factors that could affect the public trading value of the BANC selected companies and BANC.
In all instances, multiples were based on closing stock prices on July 21, 2023, which was the last practicable day prior to the delivery of the JPM opinion. For each of the following analyses performed by JPM, financial data for the BANC selected companies were based on the BANC selected companies’ public filings and information JPM obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the BANC selected companies were based on the most recent publicly available information.
With respect to the BANC selected companies, publicly available financial information as of March 31, 2023 was measured. With respect to BANC and the BANC selected companies, the information JPM presented included 2024 P/E and a P/TBV regression, in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence, FactSet Research Systems and/or the BANC projections.
Based on the results of this analysis and other factors which JPM considered appropriate based on its experience and judgment, JPM selected multiple reference ranges for BANC as follows:
Range
2024E P/E	8.2x – 11.4x
P/TBV Regression	0.72x – 0.97x
Based on the above analysis, JPM then applied a multiple reference range of 8.2x to 11.4x for 2024E P/E to BANC’s estimated earnings per share for the fiscal year 2024 of $1.42 as set forth in the BANC projections. JPM also applied a multiple reference range of 0.72x to 0.97x for the P/TBV regression, which it derived from the estimated range of BANC’s 2024E ROATCE of 8.0% to 10.0% as derived from the BANC projections to BANC’s tangible book value per share of $14.26, based on the most recent publicly available financial information as of March 31, 2023.
Applying these ranges to BANC’s estimated 2024E earnings per share and BANC’s tangible book value per share, JPM’s analysis indicated the following implied equity value per share ranges for the shares of BANC common stock, as compared to the closing price of BANC common stock of $12.79 on July 21, 2023.
Implied Equity Value Per Share
2024E P/E	$11.58 – $16.17
P/TBV Regression	$10.23 – $13.86

BANC Standalone Dividend Discount Analysis
JPM calculated a range of implied values for BANC common stock by discounting to present value estimates of BANC’s future dividend stream and terminal value. In performing its analysis, JPM utilized, among others, the following assumptions, which were reviewed and approved by BANC’s management:
•	the BANC projections;
•	a September 30, 2023 valuation date;
•	a terminal value based on 2028 estimated net income as set forth in the BANC projections and a NTM P/E multiple range of 10.0x to 12.0x;
•	a cost of equity range of 7.5% to 9.5%;
•	a marginal tax rate of 28.9%, as provided by BANC’s management;
•	a mid-year convention; and
•	a common equity tier 1 capital ratio target of 10.0%, as provided by BANC’s management.
Based on the BANC projections and using a range of discount rates from 7.5% to 9.5%, reflecting estimates of BANC’s cost of equity as described above, JPM discounted the estimated dividend streams from BANC for the period of the fourth quarter of 2023 and calendar years 2024 through 2027 and the range of terminal values as of December 31, 2027 to derive present values, as of September 30, 2023, of BANC.
These calculations resulted in a range of implied values of $16.38 to $19.32 per share of BANC common stock, as compared to the closing price of BANC common stock of $12.79 on July 21, 2023.
Relative Valuation Analysis
Based upon the implied valuations for each of PACW and BANC as derived above under “PACW Public Trading Multiples Analysis,” “—PACW Standalone Dividend Discount Analysis,” “—BANC Public Trading Multiples Analysis” and “—BANC Standalone Dividend Discount Analysis,” JPM calculated a range of implied exchange ratios of a share of PACW common stock to a share of BANC common stock, and then compared that range of implied exchange ratios to the exchange ratio.
For each of the analyses referred to above, JPM calculated the ratio implied by dividing the low end of each range of implied equity values of PACW by the high end of each range of implied equity values of BANC. JPM also calculated the ratio implied by dividing the high end of each range of implied equity values of PACW by the low end of each range of implied equity values of BANC. In each case, the implied exchange ratios were compared to the exchange ratio. This analysis indicated the following implied exchange ratios:
Comparison of Public Trading Multiples Analysis	Range of Implied Exchange Ratios
2024 P/E	0.4014x – 1.5291x
P/TBV Regression	1.2466x – 1.8165x
Dividend Discount Analysis	0.5565x – 0.8350x
JPM compared these ranges of implied exchange ratios to the exchange ratio of 0.6569x.
Value Creation Analysis
At BANC management’s direction and based on the Financial Projections and the Synergies, PACW and BANC public filings, S&P Global Market Intelligence and FactSet, JPM prepared a value creation analysis that compared the equity value of BANC (based on the standalone dividend discount analysis) to the BANC stockholders’ portion of the pro forma combined company equity value, taking into consideration the pro forma ownership of the Warburg Investors and the Centerbridge Investor (including the impact of the warrants on a net settlement basis). JPM determined the pro forma combined company equity value by calculating the sum of (i) the equity value of BANC using the midpoint value determined in JPM’s dividend discount analysis described above in “BANC Standalone Dividend Discount Analysis” (referred to in this section as the “BANC standalone value”), (ii) the equity value of PACW derived using the midpoint value determined in JPM’s dividend discount analysis described above in “PACW Standalone Dividend Discount Analysis” and (iii) the net present value of the Synergies according to BANC management’s forward operating plan. The value creation analysis, at the exchange ratio, yielded accretion to the holders of BANC common stock of 35.0% as compared to the BANC standalone value. There can be no assurance that the Synergies will not be substantially greater or less than the estimates described above.
Certain Other Information
JPM also reviewed and presented other information, solely for informational purposes, including:
•	historical range of trading prices of PACW common stock for the 52-week period ending July 21, 2023, with trading prices ranging from $3.17 to $30.30;
•	analyst share price targets for PACW common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $8.00 to $16.00;
•	historical range of trading prices of BANC common stock for the 52-week period ending July 21, 2023, with trading prices ranging from $9.99 to $18.30; and
•	analyst share price targets for BANC common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $14.00 to $17.50.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPM. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPM believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of JPM with respect to the actual value of BANC or PACW. The order of analyses described does not represent the relative importance or weight given to those analyses by JPM. In arriving at its opinion, JPM did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPM considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPM are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPM’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to BANC or PACW. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPM’s analysis, may be considered similar to those of BANC or PACW.
As a part of its investment banking business, JPM and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. JPM was selected to advise BANC with respect to the mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with BANC, PACW and the industries in which they operate.
For services rendered in connection with the mergers, BANC has agreed to pay JPM a mergers and acquisitions advisory fee of $12,000,000, $2,000,000 of which became payable upon the delivery of JPM’s opinion and the remainder of which will become payable only upon consummation of the mergers. Separately, for services rendered in connection with the equity financing, BANC has agreed to pay JPM a capital markets placement fee of $14,000,000, which will become payable upon consummation of the equity financing. In addition, BANC has agreed to reimburse JPM for its costs and expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPM against certain liabilities arising out of JPM’s engagement.

During the two years preceding the date of JPM’s opinion, neither JPM nor its affiliates have had material financial advisory or other material commercial or investment banking relationships with BANC or PACW. In addition, as part of the balance sheet repositioning transactions planned in connection with the mergers, affiliates of JPM are acting as counterparties to BANC in connection with (i) the purchase of a residential mortgage portfolio which is conditioned upon completion of the mergers and (ii) certain interest rate hedging transactions for which JPM has received customary fees. The total value of those transactions to JPM will depend on market conditions at the time the mergers are completed and certain future events and therefore cannot be calculated at this time. During the two year period preceding delivery of its opinion dated July 25, 2023, the aggregate fees recognized by JPM from BANC were approximately $150,000 and from PACW were approximately $3.5 million. During the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with the Warburg Investors and their affiliates, for which JPM and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor on the acquisition by Warburg Pincus LLC of Exeter Finance LLC in November 2021, as joint lead bookrunner on a bond offering in October 2022 and as lead arranger and bookrunner on a credit facility in November 2022. During the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with portfolio companies of Warburg Pincus LLC, for which JPM and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting, debt underwriting and financial advisory services to portfolio companies of Warburg Pincus LLC. In addition, during the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with certain portfolio companies of Centerbridge Partners, L.P., for which JPM and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting and debt underwriting to certain portfolio companies of Centerbridge Partners, L.P. JPM’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Warburg Pincus LLC and its portfolio companies and Centerbridge Partners, L.P. and its portfolio companies for which it receives customary compensation or other financial benefits. In addition, JPM and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of BANC and PACW. In the ordinary course of their businesses, JPM and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of BANC or PACW for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Opinion of PACW’s Financial Advisor
PACW retained PSC to act as financial advisor to the PACW board of directors in connection with PACW’s consideration of a possible business combination with BANC. PACW selected PSC to act as its financial advisor because PSC is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PSC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
PSC acted as financial advisor to the PACW board of directors in connection with the mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 25, 2023 meeting at which the PACW board of directors considered the mergers and the merger agreement, PSC delivered to the PACW board of directors its oral opinion, which was subsequently confirmed in writing on July 25, 2023, to the effect that, as of such date, the exchange ratio in the first merger was fair to the holders of PACW’s common stock from a financial point of view. The full text of PSC’s opinion is attached as Annex L to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PACW common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed first merger.
PSC’s opinion was directed to the PACW board of directors in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any PACW stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the first merger and the merger agreement. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of PACW common stock and did not address the underlying business decision of PACW to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for PACW or the effect of any other transaction in which PACW might engage. PSC also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the first merger by any officer, director or employee of, or any class of such persons, if any, relative to the compensation to be received in the first merger by any other stockholder. PSC’s opinion was approved by PSC’s fairness opinion committee.
In connection with its opinion, PSC reviewed and considered, among other things:
•	an execution version of the merger agreement;
•
certain publicly available financial statements and other historical financial information of PACW that PSC deemed relevant as well as preliminary financial information for PACW for the quarter ended June 30, 2023, as provided by the senior management of PACW;

•
certain publicly available financial statements and other historical financial information of BANC that PSC deemed relevant as well as preliminary financial information for BANC for the quarter ended June 30, 2023, as provided by the senior management of BANC;

•	internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW;
•
publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives;

•	the relative contributions of assets, liabilities, equity and earnings of PACW and BANC to the combined company;
•
the pro forma financial impact of the mergers on BANC based on certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of BANC common stock by BANC concurrent with the merger closing, as provided by the senior management of BANC and its representatives;

•
the publicly reported historical price and trading activity for PACW common stock and BANC common stock, including a comparison of certain stock trading information for PACW common stock and BANC common stock and certain stock indices, as well as publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for PACW and BANC with similar financial institutions for which information is publicly available;
•	the financial and non-financial terms of certain recent merger of equal transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as PSC considered relevant.
PSC also discussed with certain members of the senior management of PACW and its representatives the business, financial condition, results of operations and prospects of PACW and held similar discussions with certain members of the management of BANC and its representatives regarding the business, financial condition, results of operations and prospects of BANC.
In performing its review, PSC relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by PSC from public sources, that was provided to PSC by PACW or BANC or their respective representatives, or that was otherwise reviewed by PSC, and PSC assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. PSC relied on the assurances of the respective managements of PACW and BANC that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. PSC was not asked to and did not undertake an independent verification of any of such information and PSC did not assume any responsibility or liability for the accuracy or completeness thereof. PSC did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PACW or BANC, nor was PSC furnished with any such evaluations or appraisals. PSC rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of PACW or BANC, nor any of their respective subsidiaries. PSC did not make an independent evaluation of the adequacy of the allowance for loan losses of PACW or BANC, any of their respective subsidiaries or the combined company after the mergers, and PSC did not review any individual credit files relating to PACW or BANC or any of their respective subsidiaries. PSC assumed, with PACW’s consent, that the respective allowances for loan losses for both PACW and BANC were adequate to cover such losses and would be adequate on a pro forma basis for the combined company.
In preparing its analyses, PSC used internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW. In addition, PSC used publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. PSC also received and used in its pro forma analyses certain assumptions relating to operating profile as provided by the senior management of BANC and its representatives, including with respect to transaction expenses, cost savings, purchase accounting adjustments, certain assumptions for CECL accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the merger closing to the Warburg Investors and the Centerbridge Investor in the investments. With respect to the foregoing information, the respective senior managements of PACW and BANC confirmed to PSC that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of PACW and BANC, respectively, and PSC assumed that the financial results reflected in such information would be achieved. PSC expressed no opinion as to such projections, estimates or judgements, or the assumptions on which they were based. PSC also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of PACW or BANC since the date of the most recent financial statements made available to PSC. PSC assumed in all respects material to its analyses that PACW and BANC would remain as going concerns for all periods relevant to its analyses.
PSC also assumed, with PACW’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PACW, BANC, the mergers or any related transactions, and (iii) the mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. PSC expressed no opinion as to any legal, accounting or tax matters relating to the mergers and the other transactions contemplated by the merger agreement.
PSC’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to PSC as of, the date thereof. Events occurring after the date thereof could materially affect PSC’s opinion. PSC has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. PSC expressed no opinion as to the trading value of PACW common stock or BANC common stock at any time or what the value of BANC common stock will be once the shares are actually received by the holders of PACW common stock.

In rendering its opinion, PSC performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying PSC’s opinion or the presentation made by PSC to the PACW board of directors, but is a summary of the material analyses performed and presented by PSC. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. PSC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in PSC’s comparative analyses described below is identical to PACW or BANC and no transaction is identical to the mergers. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of PACW and BANC and the companies to which they were compared. In arriving at its opinion, PSC did not attribute any particular weight to any analysis or factor that it considered. Rather, PSC made qualitative judgments as to the significance and relevance of each analysis and factor. PSC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, PSC made its determination as to the fairness of the exchange ratio to the holders of PACW common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, PSC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PACW, BANC, and PSC. The analyses performed by PSC are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. PSC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the PACW board of directors at its July 25, 2023 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, PSC’s analyses do not necessarily reflect the value of PACW common stock or BANC common stock or the prices at which PACW or BANC common stock may be sold at any time. The analyses of PSC and its opinion were among a number of factors taken into consideration by the PACW board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the PACW board of directors with respect to the fairness of the exchange ratio.
Summary of Merger Consideration and Implied Transaction Metrics
PSC reviewed the financial terms of the first merger. Pursuant to the terms of the merger agreement, at the effective time each share of PACW common stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.6569 of a share of BANC common stock. PSC calculated an aggregate implied transaction value of approximately $1,014 million and an implied purchase price per share of $8.40 consisting of the implied value of 120,011,310 shares of PACW common stock and 656,049 performance stock units of PACW based on the closing price of BANC common stock on July 21, 2023. Based upon financial information for PACW as of or for the last twelve months (“LTM”) ended June 30, 2023, and the closing price of PACW’s common stock on July 21, 2023, PSC calculated the following implied transaction metrics:
Transaction Price Per Share / Tangible Book Value Per Share	50%
Transaction Price Per Share / Last Twelve Months Earnings Per Share	NM(3)
Transaction Price Per Share / 2023 Estimated Earnings Per Share(1)	NM(3)
Transaction Price per Share / 2023 Estimated Core Earnings Per Share(1)	10.5x
Transaction Price per Share / 2024 Estimated Earnings Per Share(1)	7.3x
Tangible Book Premium / Core Deposits (CDs > $250,000)(2)	(3.7%)
Premium to PACW Market Price as of July 21, 2023	(13.5%)

Premium to PACW 52-Week High as of July 21, 2023	(72.4%)
Premium to PACW 52-Week Low as of July 21, 2023	238.8%
(1)
Forecasts for the years ending December 31, 2023 and December 31, 2024, provided by PACW management; Core Earnings per Share excludes the impact of PACW’s goodwill impairment, sale of certain loan portfolios, select Civic charge-offs and reorganization costs, after-tax

(2)	Jumbo time deposits as of March 31, 2023 per PACW’s Call Report
(3)	“NM” stands for “Not Meaningful” denoting a negative earnings per share multiple
Contribution Analysis
PSC reviewed the relative contribution of PACW and BANC to the pro forma balance sheet and income of the combined company. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of PACW and BANC stockholders in the combined company, with pricing data as of July 21, 2023:
$ value in millions	PACW		BANC
	$	%	$	%
Assets:
Net Loans	$22,039	76%	$7,075	24%
Total Assets	$38,337	80%	$9,370	20%
Liabilities:
Total Deposits	$27,897	80%	$6,871	20%
Total Deposits, Excluding Brokered Time Deposits	$22,470	79%	$5,797	21%
Shareholders’ Equity:
Total Common Equity	$2,035	68%	$957	32%
Tangible Common Equity(2)	$2,008	71%	$836	29%
Adjusted Tangible Common Equity – Inclusive of Loan Fair Value(2)	$1,024	65%	$548	35%
Earnings:
Most Recent Quarter Core Net Income to Common(3)	$26	59%	$18	41%
2023 Estimated Core Net Income to Common(3),(4)	$95	56%	$74	44%
2024 Estimated Core Net Income to Common(4)	$136	63%	$79	37%
Market Valuation:
Market Capitalization	$1,165	61%	$734	39%
Proposed Pro Forma Ownership (%)		57%		43%
Proposed Pro Forma Ownership (%)(5)		47%		34%
(1)	Preliminary June 30, 2023 information provided by PACW and BANC; Excludes purchase accounting adjustments
(2)
Adjusted Tangible Common Equity – Inclusive of Loan Fair Value represents Tangible Common Equity plus loan fair value marks by which Tangible Common Equity is reduced, and assuming a 25% tax rate on loan fair values. Per PACW and BANC 10-Qs filed May 11, 2023 and May 8, 2023, those fair value loan marks were $984.5M and $288.1M, pre-tax, respectively. Tangible Common Equity and Adjusted Tangible Common Equity – Inclusive of Loan Fair Value are non-GAAP financial metrics. For a reconciliation of those amounts to the most comparable metrics calculated in accordance with GAAP, please see the sections entitled “Certain Unaudited Prospective Financial Information—PACW Non-GAAP Financial Metrics” and “—BANC Non-GAAP Financial Metrics.”

(3)
Core Net Income represents net income excluding the impact of PACW’s goodwill impairment, the sale of certain loan portfolios and reorganization costs, after-tax. Core Net Income is a non-GAAP financial metric. For a reconciliation of those amounts to the most comparable metrics calculated in accordance with GAAP, please see the sections entitled “Certain Unaudited Prospective Financial Information—PACW Non-GAAP Financial Metrics” and “—BANC Non-GAAP Financial Metrics.”

(4)	Projections for the year ending December 31, 2023 and 2024, provided by PACW management and BANC publicly available mean analyst estimates
(5)
Reflects 19% pro forma ownership of the Warburg Investors and the Centerbridge Investor based on $400 million issuance of BANC common stock at a price per share of $12.30 for a total of 32,520,325 shares issued

Stock Trading History
PSC reviewed the publicly available historical reported trading prices of PACW common stock and BANC common stock for the one-year and three-year periods ended July 21, 2023. PSC then compared the relationship between the movements in the price of PACW common stock and BANC common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
PACW’s One-Year Stock Performance
	Beginning Value July 21, 2022	Ending Value July 21, 2023
PACW	100%	35.2%
PACW Peer Group	100%	90.3%
S&P 500 Index	100%	113.4%
NASDAQ Bank Index	100%	79.4%
PACW’s Three-Year Stock Performance
	Beginning Value July 21, 2020	Ending Value July 21, 2023
PACW	100%	51.1%
PACW Peer Group	100%	136.9%
S&P 500 Index	100%	139.3%
NASDAQ Bank Index	100%	123.0%
BANC’s One-Year Stock Performance
	Beginning Value July 21, 2022	Ending Value July 21, 2023
BANC	100%	71.1%
BANC Peer Group	100%	74.6%
S&P 500 Index	100%	113.4%
NASDAQ Bank Index	100%	79.4%
BANC’s Three-Year Stock Performance
	Beginning Value July 21, 2020	Ending Value July 21, 2023
BANC	100%	123.6%
BANC Peer Group	100%	121.0%
S&P 500 Index	100%	139.3%
NASDAQ Bank Index	100%	123.0%
Comparable Company Analyses
PSC used publicly available information to compare selected financial information for PACW with a group of financial institutions selected by PSC. The PACW peer group included major exchange (NASDAQCS, NASDAQGM, NASDAQGS, NYSE and NYSEAM) traded United States banks and thrifts with total assets between $30 billion and $50 billion, as of the most recently reported quarter, but excluded targets of announced merger transactions (the “PACW Peer Group”). The PACW Peer Group consisted of the following companies:
Financial Data as of March 31, 2023	Balance Sheet				Capital Position
Company	Total Assets ($M)	Loans/ Deposits (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Tier 1 Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)
Old National Bancorp	47,843	91.1	0.94	0.51	6.37	8.53	11.96	234.2
Pinnacle Financial Partners, Inc.[2]	46,876	82.6	1.08	0.10[3]	8.33	9.50	12.70	237.2
BOK Financial Corporation	45,524	69.8	1.09	0.26	8.46	9.94	13.21	135.6
SouthState Corporation	44,924	84.3	1.21	0.28	7.50	9.05	13.30	236.0

Financial Data as of March 31, 2023	Balance Sheet				Capital Position
Company	Total Assets ($M)	Loans/ Deposits (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Tier 1 Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)
F.N.B. Corporation[2]	44,778	92.7	1.31	0.27[3]	7.47	8.68	12.35[3]	193.3
Associated Banc-Corp[2]	41,219	93.2	1.13	0.34	6.94	8.40	12.22	234.7
UMB Financial Corporation	40,607	68.3	0.97	0.05	6.28	8.35	12.49	160.8
Prosperity Bancshares, Inc.	37,829	71.6	1.46	0.06	10.01	10.06	16.41	173.5
BankUnited, Inc.	37,189	96.8	0.64	0.22	6.48	7.40	12.55	179.8
Hancock Whitney Corporation[2]	36,210	79.2	1.32	0.22	7.50	9.64	13.44	143.5
Commerce Bancshares, Inc.[2]	32,831	65.5	0.94	0.02[3]	7.92[3]	10.46	15.26[3]	99.9
First Insterstate BancSystem, Inc.	31,638	75.7	1.23	0.38	6.37	7.72	12.63	252.4
Bank OZK[2]	30,762	98.4	1.11	0.36[3]	12.66	15.39[3]	14.61[3]	315.8
United Bankshares, Inc.	30,182	92.5	1.16	0.12	9.55	10.78	14.70	264.2
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2)	Financial data as of March 31, 2023
(3)	Financial data as of the period ending June 30, 2023
Note: Includes major exchange (NASDAQCS, NASDAQGM, NASDAQGS, NYSE, NYSEAM) traded banks and thrifts with total assets between $30 billion and $50 billion, as of the most recently reported quarter; excludes targets of announced mergers
Financial Data as of March 31, 2023	MRQ Profitability					Valuation as of July 21, 2023
						Price/
Company	ROAA (%)	ROAE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	Cost of Deposits (%)	TBV (%)	LTM EPS (x)	2023E EPS (x)	2024E EPS (x)	Dividend Yield (%)	Market Cap ($M)
Old National Bancorp	1.25	11.35	3.69	49.4	0.72	157	7.8	7.7	8.5	3.6	4,576
Pinnacle Financial Partners, Inc.[2]	1.74	13.65	3.19	49.6	2.52	143	8.8	10.2	10.1	1.3	5,325
BOK Financial Corporation	1.41	13.43	3.46	56.8	1.14	160	9.8	10.0	10.3	2.4	6,030
SouthState Corporation	1.27	10.81	3.88	49.5	0.62	177	10.7	10.4	10.7	2.7	5,702
F.N.B. Corporation[2]	1.28	9.76	3.36	50.0	1.32	142	8.1	8.2	8.2	3.8	4,485
Associated Banc-Corp[2]	0.86	8.44	2.80	57.4	2.07	100	7.2	7.9	8.5	4.6	2,719
UMB Financial Corporation	0.96	13.57	2.72	61.2	1.62	129	7.8	8.8	8.8	2.3	3,253
Prosperity Bancshares, Inc.	1.31	7.38	2.89	42.4	0.68	161	10.6	11.7	11.3	3.5	5,776
BankUnited, Inc.	0.57	8.42	2.62	58.5	2.02	82	7.6	8.9	9.3	4.1	1,961
Hancock Whitney Corporation[2]	1.30	13.21	3.29	55.4	1.40	138	7.1	8.1	8.8	2.8	3,646
Commerce Bancshares, Inc.[2]	1.59	19.15	3.11	56.6	0.87	260	13.2	13.8	14.6	2.1	6,557
First Insterstate BancSystem, Inc.	0.70	7.16	3.31	57.6	0.66	142	9.6	9.6	9.8	7.1	2,746
Bank OZK[2]	2.32	14.36	5.31	32.7	2.36	124	7.9	7.2	7.8	3.5	4,719
United Bankshares, Inc.	1.33	8.60	3.57	50.5	1.24	157	10.7	12.0	12.8	4.6	4,233
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2)	Financial data as of March 31, 2023
(3)	Financial data as of the period ending June 30, 2023
Note: Includes major exchange (NASDAQCS, NASDAQGM, NASDAQGS, NYSE, NYSEAM) traded banks and thrifts with total assets between $30 billion and $50 billion, as of the most recently reported quarter; excludes targets of announced mergers
The analysis compared preliminary financial information for PACW for the quarter ended June 30, 2023, as provided by PACW senior management, unless otherwise indicated, with corresponding publicly available financial data for the PACW Peer Group as of or for the quarter ended March 31, 2023 (unless otherwise noted) with pricing data as of July 21, 2023. The table below sets forth the data for PACW and the median, mean, low and high data for the PACW Peer Group. Certain financial data prepared by PSC, as referenced in the table presented below, may not correspond to the data presented in PACW’s historical financial statements, as a result of the different periods, assumptions and methods used by PSC to compute the financial data presented.

PACW Comparable Company Analysis
	PACW	PACW Peer Group Median	PACW Peer Group Mean	PACW Peer Group Low	PACW Peer Group High
Total Assets ($mm)	38,337	39,218	39,172	30,182	47,843
Loans / Deposits (%)	79.8	83.5	83.0	65.5	98.4
Loan Loss Reserve / Gross Loans (%)	0.96	1.12	1.11	0.64	1.46
Non-Performing Assets / Total Assets (%)(1), (2)	0.21	0.24	0.23	0.02	0.51
Tangible Common Equity / Tangible Assets (%)	5.24	7.50	7.99	6.28	12.66
Tier 1 Leverage Ratio (%)	7.76	9.28	9.56	7.40	15.39
Total RBC Ratio (%)	17.61	12.96	13.42	11.96	16.41
CRE / Total RBC Ratio (%)[2]	298.2	213.8	204.4	99.9	315.8
MRQ Return on Average Assets (%)	(1.83)	1.29	1.28	0.57	2.32
MRQ Return on Average Equity (%)	(29.04)	11.08	11.38	7.16	19.15
MRQ Net Interest Margin (%)	1.81	3.30	3.37	2.62	5.31
MRQ Efficiency Ratio (%)	NM	52.9	52.0	32.7	61.2
MRQ Cost of Deposits (%)	2.61	1.28	1.37	0.62	2.52
Price / Tangible Book Value (%)	58	143	148	82	260
Price / LTM Earnings Per Share (x)(3)	NM	8.4	9.1	7.1	13.2
Price / 2023E Earnings Per Share (x)(4)	8.9	9.2	9.6	7.2	13.8
Price / 2024E Earnings Per Share (x)(4)	9.7	9.5	10.0	7.8	14.6
Current Dividend Yield (%)	0.4	3.5	3.4	1.3	7.1
Market Value ($mm)	1,165	4,531	4,409	1,961	6,557
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data for PACW as of March 31, 2023
(3)	“NM” stands for “Not Meaningful” denoting a Price / LTM Earnings Per Share multiple less than 3.0x
(4)	PACW based off consensus estimates; Based off PACW management projections Price / 2024E Earnings per share multiple is 8.4x
Note: Financial data for Associated Banc-Corp, Bank OZK, Commerce Bancshares, Inc., F.N.B. Corporation, Hancock Whitney Corporation and Pinnacle Financial Partners, Inc. as of or for the period ending June 30, 2023
PSC used publicly available information to perform a similar analysis for BANC by comparing selected financial information for BANC with a group of financial institutions selected by PSC. The BANC peer group included major exchange (NASDAQCM, NASDAQGM, NASDAQGS, NYSE and NYSEAM) traded banks and thrifts headquarters in the West or Southwest regions of the United States, as defined by S&P Global Market Intelligence, with total assets between $7 billion and $15 billion, as of the most recently reported quarter, but excluded targets of announced merger transactions (the “BANC Peer Group”). The BANC Peer Group consisted of the following companies:
Financial Data as of March 31, 2023	Balance Sheet				Capital Position
Company	Total Assets ($M)	Loans/ Deposits (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Tier 1 Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)
First Foundation Inc.	13,616	106.1	0.29	0.13	6.81	7.16	11.44	538.9
First Financial Bankshares, Inc.[3]	12,825	62.7	1.27	0.22	8.41	11.81	19.62	102.6
Veritex Holdings, Inc.	12,609	107.1	1.02	0.35	8.54	9.67	11.99	331.7
BancFirst Corporation[3]	12,020	67.1[2]	1.33	0.44	9.65	9.78[2]	16.70[2]	171.8
Stellar Bancorp, Inc.	10,605	90.2	1.22	0.45	8.15	9.01	12.72	306.1
Origin Bancorp, Inc.	10,359	90.2	1.24	0.36	8.02	9.79	14.30	228.2
National Bank Holdings Corp.[3]	9,872	91.3	1.24	0.37	8.40[2]	9.15	12.95	203.0
HomeStreet, Inc.	9,859	106.1	0.55	0.21	5.33	6.92	11.16	622.4
TriCo Bancshares	9,842	80.0	1.69	0.30	8.09	10.20	14.50	293.9
Lending Club Corporation	8,754	87.0	5.52	0.47	11.77	12.77	16.95	22.9

Financial Data as of March 31, 2023	Balance Sheet				Capital Position
Company	Total Assets ($M)	Loans/ Deposits (%)	LLR/ Gross Loans (%)	NPAs1/ Total Assets (%)	TCE/ TA (%)	Tier 1 Leverage Ratio (%)	Total RBC Ratio (%)	CRE/ Total RBC (%)
Southside Bancshares, Inc.	7,792	71.1	0.87	0.04	7.19	9.83	16.28	248.9
Central Pacific Financial Corp.	7,521	82.4	1.14	0.10	6.26	8.60	13.61	157.9
Hanmi Financial Corporation	7,434	96.4	1.21	0.27	8.75	10.09	14.80	332.6
Heritage Financial Corporation[3]	7,115	76.0	1.09	0.09	8.34	9.90	14.10	254.4
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2)	Financial data as of March 31, 2023
(3)	Financial data as of the period ending June 30, 2023
Note: Includes major exchange (NASDAQCM, NASDAQGM, NASDAQGS, NYSE, NYSEAM) traded banks and thrifts headquartered in the West or Southwest region, as defined by S&P Global Market Intelligence, with total assets between $7 billion and $15 billion, as of the most recently reported quarter; excludes targets of announced mergers
Financial Data as of March 31, 2023	MRQ Profitability					Valuation as of July 21, 2023
						Price/
Company	ROAA (%)	ROAE (%)	Net Interest Margin (%)	Efficiency Ratio (%)	Cost of Deposits (%)	TBV (%)	LTM EPS (x)	2023E EPS (x)	2024E EPS (x)	Dividend Yield (%)	Market Cap ($M)
First Foundation Inc.	0.26	2.99	1.84	82.5	2.35	31	3.2	14.4	4.8	1.6	284
First Financial Bankshares, Inc.[3]	1.58	14.85	3.28	44.6	1.03	413	19.7	21.0	20.7	2.4	4,319
Veritex Holdings, Inc.	1.26	10.41	3.64	43.1	2.21	100	7.1	6.9	7.0	4.1	1,058
BancFirst Corporation[3]	1.85	16.54	3.86	50.3	1.69	284	14.6	15.7	18.5	1.6	3,238
Stellar Bancorp, Inc.	1.37	10.48	4.73	48.0	0.93	160	13.5	8.8	9.4	2.1	1,297
Origin Bancorp, Inc.	0.99	9.96	3.39	57.7	1.72	122	10.1	11.6	11.5	1.9	993
National Bank Holdings Corp.[3]	1.33	11.32	4.05	56.1	1.26	161	11.8	9.2	9.8	3.1	1,270
HomeStreet, Inc.	0.21	3.50	2.24	85.4	1.63	30	3.0	11.7	8.3	4.8	157
TriCo Bancshares	1.45	13.18	4.15	48.5	0.25	167	9.2	10.2	11.4	3.1	1,284
Lending Club Corporation	0.67	4.64	7.50	63.6	3.22	100	4.1	46.5	16.8	0.0	1,098
Southside Bancshares, Inc.	1.36	13.72	3.16	50.3	1.32	158	8.3	10.0	10.2	5.1	856
Central Pacific Financial Corp.	0.87	13.97	3.06	64.4	0.60	101	6.8	8.2	8.5	5.8	478
Hanmi Financial Corporation	1.19	12.02	3.24	49.8	1.67	80	5.1	6.4	7.1	5.9	518
Heritage Financial Corporation[3]	0.94	8.17	3.52	64.5	0.61	107	7.6	9.5	9.4	5.0	614
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2)	Financial data as of March 31, 2023
(3)	Financial data as of the period ending June 30, 2023
Note: Includes major exchange (NASDAQCM, NASDAQGM, NASDAQGS, NYSE, NYSEAM) traded banks and thrifts headquartered in the West or Southwest region, as defined by S&P Global Market Intelligence, with total assets between $7 billion and $15 billion, as of the most recently reported quarter; excludes targets of announced mergers
The analysis compared preliminary financial information for BANC for the quarter ending June 30, 2023, as provided by the senior management of BANC, unless otherwise indicated, with corresponding publicly available data for the BANC Peer Group as of or for the quarter ended March 31, 2023 (unless otherwise noted) with pricing data as of July 21, 2023. The table below sets forth the data for BANC and the median, mean, low and high data for the BANC Peer Group. Certain financial data prepared by PSC, as referenced in the table presented below, may not correspond to the data presented in BANC’s historical financial statements, as a result of the different periods, assumptions and methods used by PSC to compute the financial data presented.

BANC Comparable Company Analysis
	Banc of California	Banc of California Peer Group Median	Banc of California Peer Group Mean	Banc of California Peer Group Low	Banc of California Peer Group High
Total Assets ($mm)	9,370	9,865	10,016	7,115	13,616
Loans / Deposits (%)	104.1	88.6	86.7	62.7	107.1
Loan Loss Reserve / Gross Loans (%)	1.13	1.21	1.41	0.29	5.52
Non-Performing Assets / Total Assets (%)(1), (2)	0.61	0.28	0.27	0.04	0.47
Tangible Common Equity / Tangible Assets (%)	9.04	8.24	8.12	5.33	11.77
Tier 1 Leverage Ratio (%)	9.54	9.79	9.62	6.92	12.77
Total RBC Ratio (%)	14.26	14.20	14.37	11.16	19.62
CRE / Total RBC Ratio (%)[2]	280.5	251.6	272.5	22.9	622.4
MRQ Return on Average Assets (%)	0.74	1.23	1.10	0.21	1.85
MRQ Return on Average Equity (%)	7.17	10.90	10.41	2.99	16.54
MRQ Net Interest Margin (%)	3.11	3.46	3.69	1.84	7.50
MRQ Efficiency Ratio (%)	65.6	53.2	57.8	43.1	85.4
MRQ Cost of Deposits (%)	1.66	1.48	1.46	0.25	3.22
Price / Tangible Book Value (%)	88	114	144	30	413
Price / LTM Earnings Per Share (x)	9.1	8.0	8.9	3.0	19.7
Price / 2023E Earnings Per Share (x)	9.8	10.1	13.6	6.4	46.5
Price / 2024E Earnings Per Share (x)	9.0	9.6	11.0	4.8	20.7
Current Dividend Yield (%)	3.1	3.1	3.3	0.0	5.9
Market Value ($mm)	734	1,026	1,248	157	4,319
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data for BANC as of March 31, 2023
Note: Financial data for BancFirst Corporation, First Financial Bankshares, Inc., Heritage Financial Corporation and National Bank Holdings Corp. as of or for the period ending June 30, 2023
Analysis of Precedent Transactions
PSC reviewed the financial and non-financial terms of certain recent merger of equal transactions (on a nationwide basis), to the extent publicly available. The group includes whole bank transactions with publicly-traded buyer and publicly-traded target in which target assets were greater than 35% of pro forma assets, announced from January 1, 2019 to July 21, 2023 with a transaction value greater than $500 million (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:
Larger Entity	State	Smaller Entity	State	Announcement Date	Announced Deal Value ($M)
Provident Financial Services, Inc.	NJ	Lakeland Bancorp, Inc.	NJ	09/27/22	1,263
Allegiance Bancshares, Inc.	TX	CBTX, Inc.	TX	11/08/21	858
Umpqua Holdings Corporation	OR	Columbia Banking System, Inc.	WA	10/12/21	5,147
First Interstate BancSystem, Inc.	MT	Great Western Bancorp, Inc.	SD	09/16/21	1,968
Old National Bancorp	IN	First Midwest Bancorp, Inc.	IL	06/01/21	2,469
Webster Financial Corporation	CT	Sterling Bancorp	NY	04/19/21	5,225
BancorpSouth Bank	MS	Cadence Bancorporation	TX	04/12/21	2,874
First Citizens Bancshares, Inc.	NC	CIT Group Inc.	NY	10/16/20	2,159
Pacific Premier Bancorp, Inc.	CA	Opus Bank	CA	02/03/20	1,031
CenterState Bank Corporation	FL	South State Corporation	SC	01/27/20	3,221
FB Financial Corporation	TN	Franklin Financial Network, Inc.	TN	01/21/20	623
First Horizon National Corporation	TN	IBERIABANK Corporation	LA	11/04/19	3,971
BB&T Corporation	NC	SunTrust Banks, Inc.	GA	02/07/19	28,386
TCF Financial Corporation	MN	Chemical Financial Corporation	MI	01/28/19	3,552

Using the latest publicly available information prior to the announcement of the relevant transaction, PSC reviewed the following financial metrics: the pro forma company name, the pro forma headquarters location, the pro forma chairman, the pro forma chief executive officer, the pro forma contribution to ownership, the pro forma contribution to the board of directors, and the pro forma contribution to market capitalization. PSC compared the indicated financial transaction metrics for the transaction to the median, low and high metrics of the Nationwide Precedent Transactions group.
		Nationwide Precedent Transactions
	PACW	High	Median	Low
Larger Company Contribution to Ownership (%)	47%(1)	69%	57%	50%
Larger Company Contribution to the Board (%)	25%(2)	82%	53%	50%
Larger Company Contribution to Market Cap (%)	61%	71%	56%	52%
(1)
Based on $400 million issuance of BANC common stock at a price per share of $12.30 for a total of 32,520,325 shares issued; Excluding the new investors, ownership in the combined company is approximately 57% PACW and 43% BANC

(2)	Excluding the new investors, board representation in the combined company is approximately 27% PACW and 73% BANC
In addition to the items presented in the table above, PSC also considered a selection of non-financial attributes often reviewed in connection with merger of equals transactions. PSC reviewed items such as location of the pro forma corporate headquarters, composition of the board of directors and management teams, as well as relative pro forma ownership and market capitalization. PSC compared the respective non-financial attributes for the first merger to those for the Nationwide Precedent Transactions.
Net Present Value Analyses
PSC performed an analysis that estimated the net present value of a share of PACW common stock assuming PACW performed in accordance with internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW. To approximate the terminal value of a share of PACW common stock at December 31, 2025, PSC applied price to 2025 earnings multiples ranging from 6.0x to 10.0x and multiples of December 31, 2025 tangible book value ranging from 50% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 15.00% to 20.00%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PACW common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of PACW common stock of $5.86 to $10.80 when applying multiples of earnings and $6.20 to $17.79 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	6.0x	7.0x	8.0x	9.0x	10.0x
15.00%	$6.51	$7.59	$8.66	$9.73	$10.80
16.25%	$6.34	$7.38	$8.43	$9.47	$10.52
17.50%	$6.17	$7.19	$8.21	$9.22	$10.24
18.75%	$6.01	$7.00	$7.99	$8.98	$9.97
20.00%	$5.86	$6.82	$7.79	$8.75	$9.72
Tangible Book Value Per Share Multiples
Discount Rate	50%	70%	90%	110%	130%
15.00%	$6.89	$9.61	$12.34	$15.06	$17.79
16.25%	$6.71	$9.36	$12.01	$14.66	$17.31
17.50%	$6.53	$9.11	$11.69	$14.28	$16.86
18.75%	$6.36	$8.88	$11.39	$13.90	$16.42
20.00%	$6.20	$8.65	$11.10	$13.55	$15.99
PSC also considered and discussed with the PACW board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis, assuming PACW’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for PACW’s common stock, applying the price to 2025 earnings multiples range of 6.0x to 10.0x referred to above and a discount rate of 16.43%.
The following table describes the discount rate calculation for PACW common stock prepared by PSC. In its normal course of business, PSC employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for PACW common stock equals the sum of the risk-free rate, the size premium, and the equity risk premium multiplied by the one-year equity beta.
Calculation of PacWest Discount Rate
Risk-free rate	3.50%
Size premium	1.21%
Equity risk premium	6.00%
1-Year Beta	1.953[1]
Calculated discount rate	16.43%
(1)	1-year adjusted Beta versus the S&P 500 as of July 21, 2023, per Bloomberg
Earnings Per Share Multiples
Annual Estimate Variance	6.0x	7.0x	8.0x	9.0x	10.0x
(20.0%)	$5.07	$5.90	$6.73	$7.56	$8.40
(10.0%)	$5.69	$6.63	$7.56	$8.50	$9.44
0.0%	$6.32	$7.36	$8.40	$9.44	$10.48
10.0%	$6.94	$8.08	$9.23	$10.37	$11.52
20.0%	$7.56	$8.81	$10.06	$11.31	$12.56
PSC also performed an analysis that estimated the net present value per share of BANC common stock, assuming BANC performed in accordance with publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. To approximate the terminal value of a share of BANC common stock at December 31, 2025, PSC applied price to 2025 earnings multiples ranging from 7.0x to 11.0x and multiples of December 31, 2025 tangible book value ranging from 90% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BANC common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of BANC common stock of $8.70 to $14.42 when applying multiples of earnings and $12.44 to $22.07 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x
8.0%	$9.50	$10.73	$11.96	$13.19	$14.42
9.0%	$9.29	$10.49	$11.69	$12.89	$14.10
10.0%	$9.09	$10.26	$11.43	$12.61	$13.78
11.0%	$8.89	$10.04	$11.19	$12.33	$13.48
12.0%	$8.70	$9.82	$10.94	$12.07	$13.19

Tangible Book Value Per Share Multiples
Discount Rate	90%	105%	120%	135%	150%
8.0%	$13.59	$15.71	$17.83	$19.95	$22.07
9.0%	$13.29	$15.36	$17.43	$19.50	$21.58
10.0%	$13.00	$15.02	$17.05	$19.07	$21.10
11.0%	$12.71	$14.69	$16.67	$18.65	$20.63
12.0%	$12.44	$14.37	$16.31	$18.24	$20.18
PSC also considered and discussed with the PACW board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis assuming BANC’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for BANC common stock, applying the price to 2025 earnings multiples range of 7.0x to 11.0x referred to above and a discount rate of 9.91%.
The following table describes the discount rate calculation for BANC common stock prepared by PSC. In its normal course of business, PSC employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for BANC common stock equals the sum of the risk-free rate, the size premium, and the equity risk premium multiplied by the one-year equity beta.
Calculation of Banc of California Discount Rate
Risk-free rate	3.50%
Size premium	1.21%
Equity risk premium	6.00%
1-Year Beta	0.867[1]
Calculated discount rate	9.91%
(1)	1-year adjusted Beta versus the S&P 500 as of July 21, 2023, per Bloomberg
Earnings Per Share Multiples
Annual Estimate Variance	7.0x	8.0x	9.0x	10.0x	11.0x
(20.0%)	$7.46	$8.40	$9.34	$10.28	$11.22
(10.0%)	$8.28	$9.34	$10.40	$11.46	$12.52
0.0%	$9.10	$10.28	$11.46	$12.63	$13.81
10.0%	$9.93	$11.22	$12.52	$13.81	$15.11
20.0%	$10.75	$12.16	$13.58	$14.99	$16.40
PSC noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis
PSC analyzed certain potential pro forma effects of the mergers on BANC assuming the transaction closes on September 30, 2023. PSC utilized certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards (specifically, by assuming 40% of the credit mark on purchase credit deteriorated loans, which is not amortized into earnings, and 60% of the credit mark on non-purchase credit deteriorated loans, which is amortized back into earnings), as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the closing of the mergers, as provided by the senior management of BANC and its representatives. The analysis indicated that the transaction could be accretive to BANC’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2024 through December 31, 2025 and accretive to BANC’s estimated tangible book value per share at close and for the years ending December 31, 2024 and December 31, 2025.

In connection with this analysis, PSC considered and discussed with the PACW board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
PSC’s Relationship
PSC is acting as PACW’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.0% of the aggregate purchase price (which includes capital securities (i.e., preferred stock, trust preferred securities and subordinated debt) to be assumed by the combined company or repaid in connection with the merger closing), a substantial portion of which fee is contingent upon the merger closing. At the time of announcement of the transaction, PSC’s fee expected to be paid was approximately $26 million, of which, approximately $6.5 million has already been paid to PSC as of the date hereof and the remaining $19.5 million will be paid at the merger closing. PSC also received a $2 million fee from PACW upon rendering its opinion. PACW has also agreed to indemnify PSC against certain claims and liabilities arising out of PSC’s engagement and to reimburse PSC for certain of its out-of-pocket expenses incurred in connection with PSC’s engagement.
In the two years preceding the date of PSC’s opinion, PSC provided certain other investment banking services to PACW. Specifically, PSC and its affiliates acted as (i) introducing broker to PACW in connection with the sale of certain assets, which transaction occurred in May 2023 and for which PSC received approximately $600,000 in compensation, (ii) underwriter in connection with PACW’s offer and sale of preferred stock, which transaction occurred in June 2022 and for which PSC received approximately $5.5 million in compensation, and (iii) financial advisor in connection with PACW Bank’s acquisition of Homeowners Association (HOA) Services Division, which transaction closed in October 2021 and for which PSC received approximately $6 million in compensation. In the two years preceding the date of PSC’s opinion PSC provided certain investment banking services to BANC. Specifically, PSC acted as financial advisor to BANC in connection with BANC’s acquisition of Pacific Mercantile Bancorp, which transaction closed in October 2021 and for which PSC received approximately $1.5 million in compensation. In the ordinary course of PSC’s business as a broker-dealer, PSC may purchase securities from and sell securities to PACW, BANC and their respective affiliates. PSC may also actively trade the equity and debt securities of PACW, BANC and their respective affiliates for PSC’s account and for the accounts of PSC’s customers.
Certain Unaudited Prospective Financial Information
BANC and PACW do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial measures for the current year and certain future years in their respective regular earnings conference calls, investor conference presentations, press releases and other investor materials.
However, in connection with the mergers, BANC and PACW are including in this joint proxy statement/prospectus certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”), with respect to each of BANC and PACW on a standalone basis and without giving effect to the mergers or investments (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”). The prospective financial information of PACW through year end 2024 prepared by PACW senior management, which, with the guidance and assistance of BANC’s management, were extrapolated for the fiscal years ended 2025–2028, were provided to and used by JPM (BANC’s financial advisor) with approval for use by BANC’s management, for the purpose of performing financial analyses in connection with JPM’s opinion, and provided to the BANC board of directors in connection with its evaluation of the mergers and the merger agreement. The prospective financial information of BANC provided to and used by JPM, with the approval of BANC’s management, for the purpose of performing financial analyses in connection with JPM’s opinion, and provided to the BANC board of directors in connection with its evaluations of the mergers, was publicly available financial forecasts relating to the business and financial condition of BANC through year end 2024, derived from a consensus of selected Wall Street research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025–2028. See the sections entitled “The Transactions—Opinion of BANC’s Financial Advisor” and “The Transactions—Opinion of PACW’s Financial

Advisor” for more information on JPM’s and PSC’s respective opinions. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing BANC stockholders and PACW stockholders access to certain nonpublic information made available to BANC and PACW and their respective boards of directors and financial advisors.
The prospective financial information, to the extent prepared by PACW’s or BANC’s senior management, was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither BANC nor PACW endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by BANC’s and PACW’s senior management or selected Wall Street research analysts, as applicable, at the time such prospective financial information was prepared for or approved for use by the financial advisors. The prospective financial information represents, as applicable, selected Wall Street research analysts’ evaluation or, extrapolated therefrom, BANC’s senior management’s evaluation, of BANC’s expected future financial performance on a standalone basis and PACW’s senior management’s evaluation of PACW’s expected future financial performance on a standalone basis, without reference to the mergers or investments (except as expressly set forth under “—Certain Estimated Synergies Attributable to the Mergers”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which BANC and PACW operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this joint proxy statement/prospectus and in the reports that BANC and PACW file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of BANC and PACW and will be beyond the control of the combined company following the completion of the mergers. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of BANC or PACW could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that BANC, PACW or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any BANC stockholders or PACW stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the investment agreements or the possible financial and other effects on BANC or PACW of the mergers or the investments, and does not attempt to predict or suggest actual future results of the combined company following the completion of the mergers and the investments or after giving effect to the mergers and investments, including the effect of negotiating or executing the merger agreement or investment agreements, the costs that may be incurred in connection with consummating the mergers or investments, the potential synergies that may be achieved by the combined company as a result of the mergers and investments (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”), the effect on BANC or PACW of any business or strategic decision or action that has been or will be taken as a result of the merger agreement or investment agreements having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement or investment agreements had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers and investments. Further, the prospective financial information does not take into account the effect of any possible failure of the mergers and investments to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company will operate after the mergers and investments.
The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information of BANC and PACW together is not intended to represent the results the combined company will achieve if the mergers and investments are completed and is not intended to represent forecasted financial information for the combined company if the mergers and investments are completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither BANC nor PACW nor any of their respective representatives has made or makes any representation or warranty to any person regarding the ultimate performance of BANC or PACW compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither BANC, PACW nor, after completion of the mergers, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any BANC stockholder to vote in favor of the BANC issuance proposal, BANC incentive plan proposal or BANC exemption amendment proposal or any other proposal to be voted on at the BANC special meeting nor to induce any PACW stockholder to vote in favor of the PACW merger proposal, PACW compensation proposal or any other proposal to be voted on at the PACW special meeting.
The accompanying prospective financial information, to the extent prepared by BANC’s or PACW’s senior management, was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by BANC’s senior management and PACW’s senior management as described in this section. Neither Ernst & Young LLP (BANC’s independent registered public accounting firm), KPMG LLP (PACW’s independent registered public accounting firm) nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Ernst & Young LLP and KPMG LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Ernst & Young LLP and KPMG LLP incorporated by reference into this joint proxy statement/prospectus relate solely to BANC’s and PACW’s respective previously issued financial statements and do not extend to the prospective financial information in this “—Certain Unaudited Prospective Financial Information” and should not be read to do so.
In light of the foregoing, and taking into account that the BANC special meeting and the PACW special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, BANC stockholders and PACW stockholders are strongly cautioned not to place unwarranted reliance on such information, and BANC and PACW urge all BANC stockholders and PACW stockholders to review BANC’s and PACW’s respective most recent SEC filings for descriptions of BANC’s and PACW’s respective reported financial results and the financial statements of BANC and PACW incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for more information on BANC’s and PACW’s respective most recent SEC filings.

Certain “Street” Consensus Estimates for BANC
The following table presents publicly available financial forecasts relating to the business and financial condition of BANC through year end 2024, derived from a consensus of Wall Street research analysts that were identified by BANC’s management as the full cohort providing research coverage on BANC and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025–2028, which we refer to collectively as the “BANC projections,” that were provided to and used by JPM at the direction of BANC’s management in the financial analyses performed in connection with JPM’s opinion, as described in the section entitled “The Transactions—Opinion of BANC’s Financial Advisor” beginning on page 88.
($ in millions, except per share)	2023 Estimated	2024 Estimated	2025 Estimated	2026 Estimated	2027 Estimated	2028 Estimated
Net Income (loss) to BANC stockholders(1)	$78	$82	$88	$92	$96	$99
Earnings (loss) per Share	$1.30	$1.42	$1.52	$1.60	$1.66	$1.71
Total Assets	$9,740	$9,740	$10,032	$10,333	$10,643	$10,962
(1)	Reflects net income available to holders of BANC common stock.
For purposes of extrapolating BANC’s financial results after 2024, BANC’s senior management provided JPM with, among other things, the below extrapolation assumptions based on historical performance and long-term expectations:
•	Assets: Estimates for 2025 and beyond assume the business is operating at steady state and grows at 3.0% per annum.
•
Net income: Estimates for 2025 and beyond assume the business is operating at steady state, while returns normalize as a result of the market based expected interest rate environment. Return on average assets is estimated to increase from approximately 80bps in 2024 to approximately 90bps by 2025 and remain constant thereafter. This results in estimated net income growth of 7.0% in 2025, 5.0% in 2026, 4.0% in 2027 and 3.0% in 2028.

•
Average diluted shares: Reflects the implied share count underlying earnings per share consensus estimates for 2023 and 2024 and held constant thereafter. Management will opportunistically consider share repurchases consistent with its capital policy, but assumes no share repurchases in the extrapolation period.

•	Dividends: Estimates for 2023 and 2024 are based on consensus estimates and the implied consensus based 2024 dividend payout ratio of 29% is held constant thereafter.
•	Risk-weighted assets (RWA): Business composition is estimated to remain relatively consistent resulting in a static RWA-to-assets ratio of 75% for the forecast horizon.
The following table includes selected Wall Street research analysts’ consensus estimates as of, or for the years ending, as applicable, December 31, 2023 and 2024, which we refer to collectively as the BANC street estimates. The BANC street estimates were used by PSC at the direction of BANC management and its representatives (which usage was confirmed by PACW management) in certain of the financial analyses performed in connection with PSC’s opinion, as described in the section entitled “The Transactions—Opinion of PACW’s Financial Advisor” beginning on page 95.
($ in millions, except per share)	H2 2023 Estimated(1)	2024 Estimated
Diluted Earnings per Share	$0.63	$1.39
Dividends per Share	$0.20	$0.40
Tangible Book Value per Share	$15.02	$16.02
(1)	Reflects consensus estimates for the remaining two quarters of 2023.
BANC management and its representatives also provided PSC with an estimated growth rate of 7% with respect to net income to BANC stockholders of 7% for the year ending 2025.

Certain Internal Management Projections for PACW
The following table includes certain estimates for PACW as of, or for the years ending, as applicable, December 31, 2023, 2024 and 2025, which we refer to collectively as the “PACW management estimates.” The PACW management estimates, among other estimates, were prepared and provided by PACW management and used by PSC at the direction of PACW management, and by JPM at the direction of BANC management, in certain of the financial analyses performed in connection with each such financial advisory firm’s opinion, as described in the sections entitled “The Transactions—Opinion of PACW’s Financial Advisor” and “The Transactions—Opinion of BANC’s Financial Advisor” beginning on page 95 and page 88, respectively.
($ in millions, except per share)	H2 2023 Estimated(2)	2024 Estimated	2025 Estimated
Net Interest Income	$248	$653	$774
Net Interest Income after Provision	$240	$635	$740
Non-Interest Income	$59	$125	$134
Non-Interest Expense	$204	$523	$560
Net Income (loss)	$(6)	$176	$230
Net Income (loss) to PACW stockholders(1)	$(25)	$136	$191
Earnings (loss) per Share	$(0.21)	$1.15(3)	$1.52
Dividends per Share	$0.02	$0.04	$0.04
Tangible Book Value per Share	$16.54	$17.70	$19.32
(1)	Reflects net income (loss) available to holders of PACW common stock.
(2)	Reflects internal management projections for the remaining two quarters of 2023.
(3)
Reflects operating income per share. For the purposes of JPM’s financial analyses and its opinion, JPM used $1.12 for 2024 estimated earnings per share as set forth in the PACW management estimates, which reflects net income per share.

For purposes of estimating PACW’s financial results for the second half of 2023 through 2025, PACW’s senior management provided PSC with, among other things, the below assumptions based on historical performance and long-term expectations:
•	General: Assumes interest rate forward indices as of June 16, 2023.
•	Cash: Assumes on-balance sheet cash is gradually reduced to $2 billion in third quarter 2023 and held flat thereafter.
•	Loans: Assumes net loan growth of 5% in 2024 and 7% in 2025 for continuing segments.
•
Deposits: Assumes $500 million of Community Bank and $500 million of Venture Bank outflows return to PacWest Bank ratably from June to December 2023 and thereafter increase by 5% in 2024 and 10% in 2025.

•	Credit: Projects allowance for credit losses ratios of 115 basis points at December 31, 2023 and approximately 112 basis points for year-end 2024 and 2025.
•	Dividends: Assumes quarterly common dividend remains at $0.01 per share and preferred dividend unchanged at $10 million per quarter.
Certain Estimated Synergies Attributable to the Mergers
BANC’s management developed and provided to its boards of directors certain prospective financial information relating to the anticipated synergies to be realized by the combined company following the completion of the mergers and investments at closing. Such prospective financial information also was (i) provided by BANC to JPM and approved by BANC for JPM’s use and reliance, and (ii) provided by BANC and its representatives to PSC and confirmed by PACW for PSC’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under the sections entitled “—Opinion of BANC’s Financial Advisor” and “—Opinion of PACW’s Financial Advisor.”
For purposes of their analyses, JPM and PSC were directed by BANC’s management and PACW’s management, respectively, to assume the following:
•	An equity issuance of $400 million at a price of $12.30 at closing;

•	Pre-tax, one-time transaction costs of $280 million;
•	Approximately $130 million or approximately 15% pre-tax expense reduction of combined run-rate expense base;
•	Gross credit mark of 1.05x BANC’s allowance for credit losses at closing;
•	Post-tax, net fair value purchase accounting marks of $370 million negative to equity;
•	The repositioning of $7 billion of BANC and PACW assets at closing and the repayment of $13 billion of BANC and PACW wholesale borrowings by closing; and
•	Core deposit intangibles of 4.00% of BANC’s projected core deposits.
See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 33 and 36, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the mergers.
PACW Non-GAAP Financial Metrics
This joint proxy statement/prospectus contains certain non-GAAP financial disclosures, including for “Tangible Common Equity,” “Adjusted Tangible Common Equity – Inclusive of Loan Fair Value,” and “Core Net Income.” PACW uses these non-GAAP financial measures to provide meaningful supplemental information regarding PACW’s operational performance and to enhance investors’ overall understanding of such financial performance. Accordingly, PACW discloses the below-listed non-GAAP measures, in addition to the related GAAP measures (or those calculated from GAAP measures), of: (1) Tangible Common Equity, (2) Adjusted Tangible Common Equity – Inclusive of Loan Fair Value, and (3) Core Net Income.
PACW has historically reported “Tangible Common Equity” in its periodic reports because it is meaningful to stockholders due to its common usage by banking regulators, investors and analysts as an item that can be compared to peer companies regardless of whether they have preferred equity and/or intangible assets on their balance sheet. PACW has not historically reported “Adjusted Tangible Common Equity – Inclusive of Loan Fair Value” in its periodic reports and this measure was used only for purposes of the financial analysis as described in the section above entitled “Opinion of PACW’s Financial Advisor” in order to capture the impact to loan values of the current interest rate environment. Adjusted Tangible Common Equity – Inclusive of Loan Fair Value is meaningful to stockholders because it demonstrates the level of Tangible Common Equity that each of PACW and BANC would have after adjusting their respective loan portfolios to their estimated fair values.
PACW Tangible Common Equity / Adjusted Tangible Common Equity – Inclusive of Loan Fair Value ($ in thousands)	June 30, 2023
Stockholders equity(1)	$2,533,195
Less: Preferred Stock	$498,516
Total Common Equity	$2,034,679
Less: Intangible assets	$26,581
Tangible common equity	$2,008,098
Less: Loan fair value adjustment(1)	$984,505
Adjusted tangible common equity – inclusive of loan fair value	$1,023,593
(1)	Loan fair value mark per PACW Form 10-Q filed May 11, 2023 and assuming a 25% tax rate on loan fair values.
PACW has not historically reported “Core Net Income” in its periodic reports and this measure was used only for purposes of the financial analysis as described in the section above entitled “Opinion of PACW’s Financial Advisor” in order for stockholders to better understand PACW’s net income that would have been earned excluding discrete and unusual items such as goodwill impairment and the impacts of the strategy to sell non-core loan portfolios and to be able to compare the recent periods with historical periods more readily.

PACW Estimated Core Net Income to Common ($ in thousands)	Actual March 31, 2023	Actual June 30, 2023	Estimated Sept. 30, 2023	Estimated Dec. 31, 2023	Estimated for the Year 2023	Estimated For the Year 2024
(Loss) earnings before income taxes	$(1,260,340)	$(264,443)	$(25,000)	$21,000	$(1,528,783)	$236,000
Add: Goodwill impairment	$1,376,736	—	—	—	$1,376,736	—
Add: Acquisition, integration, and reorganization costs	$8,514	$12,394	$20,000	—	$40,908	—
Add: Loan fair value loss adjustments	—	$170,971	—	—	$170,971	—
Add: Unfunded commitments fair value loss adjustments	—	$106,767	—	—	$106,767	—
Add: Civic loan sale charge-offs	—	$22,446	—	—	$22,446	—
Adjusted earnings before income taxes	$124,910	$48,135	$(5,000)	$21,000	$189,045	$236,000
Adjusted Income tax expense(1)	$35,474	$12,178	$(1,300)	$7,000	$53,352	$60,000
Adjusted earnings	$89,436	$35,957	$(3,700)	$14,000	$135,693	$176,000
Less: Preferred Stock Dividends	$(9,947)	$(9,947)	$(9,947)	$(9,947)	$(39,788)	$(40,000)
Adjusted earnings available to common stockholders	$79,489	$26,010	$(13,647)	$4,053	$95,905	$136,000
Less: Earnings allocated to unvested restricted stock	$(1,210)	$(313)	—	—	$(1,523)	—
Estimated core net income to common stock holders	$78,279	$25,697	$(13,647)	$4,053	$94,382	$136,000
(1)
Adjusted effective tax rate of 28.4% used to normalize the effect of goodwill impairment for three months ended March 31, 2023; effective tax rate of 25.3% used for three months ended June 30, 2023. Estimated effective tax rate of 26.0% used for the three months ended September 30, 2023; estimated effective tax rate of 33.3% used for the three months ended December 31, 2023; estimated effective tax rate of 25.3% used for the twelve months ended December 31, 2024.

BANC Non-GAAP Financial Metrics
This joint proxy statement/prospectus contains certain non-GAAP financial disclosures, including for “Tangible Common Equity,” “Adjusted Tangible Common Equity—Inclusive of Loan Fair Value,” and “Core Net Income.” BANC uses these non-GAAP financial measures to provide meaningful supplemental information regarding BANC’s operational performance and to enhance investors’ overall understanding of such financial performance. Accordingly, BANC discloses the below-listed non-GAAP measures, in addition to the related GAAP measures (or those calculated from GAAP measures), of: (1) Tangible Common Equity, (2) Adjusted Tangible Common Equity – Inclusive of Loan Fair Value, and (3) Core Net Income.
BANC has historically reported “Tangible Common Equity” in its periodic reports because it is meaningful to stockholders due to its common usage by banking regulators, investors and analysts as an item that can be compared to peer companies regardless of whether they have goodwill and/or intangible assets on their balance sheet. BANC has not historically reported “Adjusted Tangible Common Equity—Inclusive of Loan Fair Value” in its periodic reports and this measure was used only for purposes of the financial analysis as described in the section above entitled “Opinion of PACW’s Financial Advisor” in order to capture the impact to loan values of the current interest rate environment. Adjusted Tangible Common Equity—Inclusive of Loan Fair Value is meaningful to stockholders because it demonstrates the level of Tangible Common Equity that each of PACW and BANC would have after adjusting their respective loan portfolios to their estimated fair values.
BANC Tangible Common Equity / Adjusted Tangible Common Equity – Inclusive of Loan Fair Value ($ in thousands)	June 30, 2023
Stockholders equity	$957,054
Less: Goodwill	$114,312
Less: Intangible assets	$6,603
Tangible common equity	$836,139
Less: Loan fair value adjustment(1)	$288,118
Adjusted tangible common equity – inclusive of loan fair value	$548,021
(1)	Loan fair value mark per BANC Form 10-Q filed May 8, 2023 and assuming a 25% tax rate on loan fair values.

BANC has historically reported “Core Net Income” in its periodic reports to exclude non-core activities, which included certain indemnified legal expenses, specifically those related to certain litigations and thus unusual in nature, and gains/losses on investments in alternative energy partnerships using the hypothetical liquidation at book value (HLBV) method which are not representative of BANC’s ongoing business and performance.
BANC Core Net Income to Common ($ in thousands)	Actual June 30, 2023
Net income	$17,879
Add: Indemnified legal expenses	$752
Less: Gain on investments in alternative energy partnerships	$36
Less: Tax impact of adjustments above(2)	$212
Adjusted net income	$18,383
(1)	Tax impact of adjustments shown at an effective tax rate of 29.6%.
Interests of Certain BANC Directors and Executive Officers in the Mergers
Certain of BANC’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of BANC stockholders generally. The BANC board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers and in recommending to BANC stockholders that they vote to approve the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 75 and “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 82. Such interests are described in more detail below. For purposes of this disclosure, a “qualifying termination” refers to a termination of employment by BANC or its applicable subsidiary without “cause” or a resignation by the executive for “good reason” as such terms are defined in the respective BANC stock plan, BANC executive severance plan or the executive employment agreements, as applicable.
Treatment of BANC Equity Awards
The BANC equity awards held by BANC’s executive officers immediately prior to the effective time will generally be treated in the same manner as those BANC equity awards held by other employees generally. At the effective time, each BANC RSU award that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions. In addition, at the effective time, each outstanding BANC PSU award, other than BANC stock-price PSU awards, will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder. The effective time will constitute a change in control under the BANC stock plans, and accordingly, each BANC RSU award held by the 11 non-employee members of the BANC board of directors that is outstanding immediately prior to the effective time will vest upon the effective time in accordance with its terms and will be settled within five business days after the effective time, and BANC RSU awards held by executive officers will be subject to “double-trigger” vesting upon a qualifying termination occurring within two years after a change in control. Two non-employee members of the BANC board of directors hold 13,068 stock options, which are fully vested as of August 15, 2023, and which upon a qualifying termination of the director's service occurring on or within two years following the effective time, will be exercisable for the remainder of their respective terms.
For an estimate of the amounts that would be realized by each of BANC’s named executive officers upon a qualifying termination at the effective time in respect of their unvested BANC equity awards that are outstanding on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers” beginning on page 117. The estimated aggregate amount that would be realized by the 11 non-employee members of the BANC board of directors in respect of their unvested BANC RSU awards if the mergers were to be completed on August 15, 2023 is $1,081,815, and the estimated aggregate amount that would be realized by the two BANC executive officers who are not named executive officers in respect of their unvested BANC equity awards if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,003,837. The amounts in this paragraph were determined using equity awards outstanding as of August 15, 2023 and a price per share of BANC common stock of $14.33 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by BANC’s directors and executive officers may materially differ from the amounts set forth above.
BANC Executive Change in Control Severance Plan
BANC maintains the BANC executive severance plan for the benefit of executive officers who are not party to employment agreements with BANC providing for severance benefits and that provides for payments in connection with a qualifying termination of employment occurring within one year following a change in control. The completion of the mergers will constitute a change in control under the BANC executive severance plan. Upon such a qualifying termination in connection with a change in control, BANC executive officers (other than Messrs. Wolff and Kauder whose potential change in control severance benefits are described below), would receive, subject to execution of a release of claims, respectively:
•
A lump sum cash amount equal to 1.0 times (1.5 times for Messrs. Dotan, Dyck and Sotoodeh) the sum of the executive officer’s (i) annual base salary and (ii) target annual bonus, payable within 60 days following the termination date; and

•
Continued payment of the monthly COBRA premium amount for 12 months (18 months for Messrs. Dotan, Dyck and Sotoodeh), net of the monthly health-care premium the executive was paying prior to the date of termination.

The BANC executive severance plan provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place the executive officer in a better after-tax position.
BANC Executive Employment Agreements
BANC is a party to employment agreements with Messrs. Wolff and Kauder, entered into on February 7, 2022 and July 5, 2023 respectively, that provide for payments in connection with a qualifying termination of employment occurring within two years following a change in control. The completion of the mergers will constitute a change in control under the executive employment agreements. Upon such a qualifying termination in connection with a change in control, Messrs. Wolff and Kauder would receive, subject to execution of a release of claims, respectively:
•
A lump sum cash amount equal to two times (three times for Mr. Wolff) the sum of the executive’s (i) annual base salary and (ii) target annual bonus (or if greater, the expected actual bonus for Mr. Wolff), payable on the first payroll date coincident with or next following the 60th day after the termination date;

•	Full vesting of any outstanding equity awards, with any performance-based equity awards vesting at the greater of target and actual performance levels; and
•	Continued payment of the monthly COBRA premium amount for 18 months, net of the monthly health-care premium the executive was paying prior to the date of termination.
The executive employment agreements provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place the executive officer in a better after-tax position.
For an estimate of the amounts that would be payable to each of BANC’s named executive officers under the BANC executive severance plan and executive employment agreements, as applicable, if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers” beginning on page 117. The estimated aggregate amount that would be payable to the two BANC executive officers who are not named executive officers if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,947,492 (excluding any equity award vesting, which is quantified in the section above entitled “—Treatment of BANC Equity Awards”). The amounts in this paragraph were determined using annual base salaries and COBRA premium costs as of August 15, 2023. These amounts do not attempt to forecast any changes to annual base salaries or COBRA premium costs that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by BANC’s executive officers may materially differ from the amounts set forth above.
BANC Executive Incentive Compensation Plan
BANC maintains the BANC Executive Incentive Compensation Plan (the “EIP”), which provides for annual incentives for the benefit of its executive officers. Upon a change in control (as defined in the BANC 2018 Omnibus Stock Incentive Plan or any successor plan), unless the Joint Compensation, Nominating and Corporate Governance Committee of the BANC board of directors determines otherwise in its discretion, annual incentives under the EIP for the period prior to the change in control will be pro-rated and achievement will be determined based on actual performance for the number of whole months elapsed during the performance period through the change in control (or at target performance if performance is not determinable) and such incentives will be paid at the time incentives are ordinarily paid under the EIP.
Other Actions
In connection with the mergers, BANC may make cash retention awards to certain BANC employees, consistent with the pro forma models prepared in connection with the transaction to promote retention and to incentivize efforts to consummate the mergers. Certain of BANC’s executive officers, including named executive officers, may be eligible to receive these retention benefits. As of the date of this joint proxy statement/prospectus, individual recipients, the terms of such awards and the award amounts, if any, have not yet been determined.
Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that will or may be paid or become payable to each of BANC’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:
•
The effective time (which will result in a change in control under the BANC stock plans, the BANC executive severance plan and the executive employment agreements described above) will occur on August 15, 2023 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure);

•	Each named executive officer will experience a qualifying termination as of the effective time;
•	Each named executive officer’s base salary and target short-term incentive opportunity will remain unchanged from those in place as of August 15, 2023;
•	Each named executive officer’s outstanding BANC equity awards are those that are outstanding as of August 15, 2023;
•
The price per share of BANC common stock at the effective time is $14.33 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023, as required by Item 402(t) of Regulation S-K);

•	For purposes of the unvested BANC PSU awards set forth in the tables, achievement at the target level of performance;
•
Each named executive officer will consent to the cancellation of BANC stock-price PSU awards pursuant to the BANC board of directors’ approval of the cancellation of all BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder; and

•
The amounts set forth below do not reflect any potential effects of Section 280G of the Code, including any possible reductions under any Section 280G “net better” provisions set forth in the applicable agreement or plan.

The calculations in the tables below do not include amounts BANC named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that are payable solely as a result of the completion of the mergers and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment after the completion of the mergers.
Potential Change in Control Payments to Named Executive Officers(1)
Named Executive Officers(2)	Cash(3)	Equity(4)	Benefits(5)	Total
Jared Wolff	$5,250,000	$1,821,651	$64,353	$7,136,004
Joseph Kauder	$1,750,000	$459,964	$64,353	$2,274,317
Ido Dotan	$1,014,300	$504,442	$64,353	$1,583,095
Robert Dyck	$905,850	$382,330	$64,353	$1,352,533
(1)
Assumes that each named executive officer experiences a qualifying termination of employment at the effective time. As of the date of this joint proxy statement/prospectus, the named executive officers are expected to continue to serve as executive officers of the combined company and surviving bank at the effective time.

(2)
Former Executive Officers. Lynn Sullivan, BANC’s former Executive Vice President, Chief Risk Officer, terminated employment with BANC on June 30, 2023 and Lynn Hopkins, BANC’s former Executive Vice President, Chief Financial Officer, terminated employment with BANC on March 31, 2023. Neither Ms. Sullivan nor Ms. Hopkins is eligible to receive any compensation in connection with, or as a result of, the mergers.

(3)
Cash. The cash amount payable to the named executive officers consists of a lump sum payment equal to 1.5 times the sum of base salary plus target annual cash bonus (3 times for Mr. Wolff and 2 times for Mr. Kauder). Such amounts will only be payable on a “double-trigger” basis, which solely for purposes of the table assumes that a qualifying termination occurs at the effective time, on the first payroll date coincident with or next following the 60th day after the termination date, subject to execution of a release of claims.

(4)
Equity. As set forth in the following table, and as described in the section entitled “The Merger Agreement—Treatment of BANC Equity Awards,” this amount represents the value of the unvested BANC RSU awards that would be payable upon a qualifying termination of employment at the effective time (i.e., “double-trigger”) and the value of the BANC PSU awards that are payable as a result of the mergers (“single-trigger”). On August 25, 2023, the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder, for no additional payment.

Named Executive Officers	BANC RSU Awards*	BANC PSU Awards	BANC Stock-Price PSU Awards
Jared Wolff	$803,146	$1,018,505	$0
Joseph Kauder	$459,964	$0	$0
Ido Dotan	$220,479	$283,963	$0
Robert Dyck	$168,971	$213,359	$0
*
BANC RSU Awards will not automatically vest at the effective time, but will remain outstanding, subject to the applicable vesting conditions. Amounts in the table assume that a qualifying termination occurs as of the effective time.

(5)
Benefits. Represents the continued payment of the monthly COBRA premium amount for 18 months, net of the monthly health-care premium the named executive officer was paying prior to the date of termination. Such amounts are payable on a “double-trigger” basis.

Interests of Certain PACW Directors and Executive Officers in the Mergers
Certain of PACW’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of PACW stockholders generally. The PACW board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers and in recommending to PACW stockholders that they vote to approve the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 75 and “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” beginning on page 82. Such interests are described in more detail below.
Treatment of PACW Equity Awards
The PACW equity awards held by PACW’s directors and executive officers immediately prior to the effective time will be treated in the same manner as those PACW equity awards held by other employees generally, except that the awards held by PACW’s non-employee directors will fully vest at the effective time as described below.

At the effective time, outstanding PACW equity awards will be treated as follows:
•
PACW Restricted Stock Awards: Each PACW restricted stock award will be converted automatically into the right to receive (without interest) the merger consideration in respect of each share of PACW common stock subject to such PACW restricted stock award immediately prior to the effective time with the same terms and conditions as were applicable under such PACW restricted stock award immediately prior to the effective time (including vesting terms), with any fractional shares rounded to the nearest whole share of BANC common stock.

•
PACW PSU Awards: Each PACW PSU will be converted automatically into a BANC RSU with the same terms and conditions as were applicable under such PACW PSU immediately prior to the effective time (including vesting terms, but excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each BANC RSU will be equal to the product (rounded to the nearest whole share) of (x) the number of shares of PACW common stock subject to each such PACW PSU immediately prior to the effective time, multiplied by the exchange ratio. For purposes of determining the number of shares of PACW common stock subject to the PACW PSUs immediately prior to the effective time, performance will be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the effective time (which may be the end of PACW’s most recently completed fiscal quarter prior to the effective time) as reasonably determined by the PACW compensation committee in accordance with the PACW equity plan and the applicable award agreement and in consultation with BANC.

•
PACW Director Awards: Each PACW director restricted stock award will fully vest and be converted automatically into the right to receive (without interest) the merger consideration in respect of each share of the PACW common stock subject to such PACW director restricted stock award immediately prior to the effective time, with any fractional shares rounded to the nearest whole share of BANC common stock.

For an estimate of the amounts that would be realized by each of PACW’s named executive officers upon a termination without “cause” or for “good reason” (each as defined in the PACW equity plan, and each a “qualifying termination”) at the effective time (which the parties have agreed will constitute a change in control for purposes of the PACW equity awards) in respect of their unvested PACW equity awards that are outstanding on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 117. The estimated aggregate amount that would be realized by the non-employee members of the PACW board of directors as a group in respect of their unvested PACW director restricted awards if the mergers were to be completed on August 15, 2023 is $367,789, and the estimated aggregate amount that would be realized by the six PACW executive officers who are not named executive officers in respect of their unvested PACW restricted stock awards if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,358,864. The six PACW executive officers who are not named executive officers also hold 161,034 PACW PSUs in the aggregate. Because such PACW PSUs are currently not expected to satisfy their respective performance conditions based on actual performance, it is expected that such PACW PSUs will be cancelled at the effective time for no consideration.
The amounts in the preceding paragraph were determined using equity awards outstanding as of August 15, 2023, and a price per share of PACW common stock of $9.37 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023) and, for purposes of the PACW PSUs, assuming achievement of the actual level of performance through August 15, 2023. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by PACW’s directors and executive officers who are not named executive officers may materially differ from the amounts set forth above.

PACW Change in Control Severance Plan
PACW maintains the CIC severance plan in which all executive officers participate. The CIC severance plan is a “double-trigger” plan that provides severance payments and benefits to participants on a termination of employment by a participant for “good reason” or by PACW other than for “cause” on or within two years of or, under specified circumstances, within the 90-day period preceding a “change in control.” The parties have agreed that the effective time will constitute a change in control for purposes of the CIC severance plan and, in exchange for good reason waivers for certain PACW executive officers, BANC has agreed, subject to applicable law and regulatory requirements, to honor the terms of the CIC severance plan for mutually agreeable resignations or terminations of employment by BANC or its affiliates without cause occurring during the protection period, based on compensation levels in place at the effective time. Under the aforementioned qualifying circumstances, each executive officer is entitled to receive the following severance payment and benefits, in exchange for a general release of claims:
•
a lump sum cash payment equal to a designated severance multiple (three times for each of Messrs. Taylor and Wagner and two times for the other executive officers, the “severance multiple”) times the sum of the executive officer’s annual base salary and the greater of the executive officer’s annual target bonus or average bonus (based on the actual bonuses paid to the executive officer in the preceding three years);

•
a lump sum cash payment equal to a pro-rata target bonus for the year in which the qualifying termination occurs based on the number of days elapsed from the beginning of the applicable calendar year through the termination date relative to the number of days in the applicable calendar year;

•	a lump sum cash payment equal to the severance multiple times PACW’s annual employer subsidy for health and welfare benefits;
•
if the executive officer has the use of a PACW automobile or is provided an automobile allowance, a 90-day right to continued use of such automobile on the same basis on which such executive officer used it immediately before the qualifying termination and a right to purchase, or assume the lease of, the automobile, as applicable; and

•	outplacement services.
The CIC severance plan contains a “net better” cutback that provides for a cutback to the extent necessary to avoid imposition of the Section 280G/4999 “golden parachute” excise tax only if doing so would put the executive officer in a better after-tax position than paying the excise tax. There are no Section 280G/4999 excise tax gross ups.
The CIC severance plan also contains customer and employee non-solicitation covenants, which apply during the participant’s employment and for six months after termination of employment, as well as a perpetual confidentiality covenant.
For an estimate of the amounts that would be payable to each of PACW’s named executive officers upon a qualifying termination at the effective time of the mergers under the CIC severance plan, see the section entitled “—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 117. The estimated aggregate amount that would be payable to the six PACW executive officers who are not named executive officers upon a qualifying termination at the effective time of the mergers under the CIC severance plan, assuming a qualifying termination on August 15, 2023, is $14,023,016, based on current base salary and target bonus amounts.
Indemnification; Directors’ and Officers’ Insurance
PACW’s directors and officers will be entitled to certain ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 142).
Board of Directors and Management of the Combined Company and Surviving Bank
Certain of PACW’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.

Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers
The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of PACW’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:
•
The effective time (which the parties have agreed will, subject to certain exceptions, constitute a change in control or term of similar import under each applicable PACW agreement or arrangement) will occur on August 15, 2023 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure);

•	Each named executive officer will experience a qualifying termination immediately after the effective time;
•	The named executive officer’s base salary and annual target bonus opportunity will remain unchanged from those in place as of August 15, 2023;
•	Each named executive officer’s outstanding PACW equity awards are those that are outstanding as of August 15, 2023;
•
Each named executive officer’s PACW PSUs, which are currently not expected to satisfy their respective performance conditions based on actual performance, will be cancelled at the effective time for no consideration; and

•
The price per share of PACW common stock at the effective time of the mergers is $9.37 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023, as required by Item 402(t) of Regulation S-K).

The calculations in the tables below do not include amounts that PACW’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time of the mergers). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. There are no Section 280G/4999 excise tax gross ups.
For purposes of this disclosure, “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment after the completion of the mergers.
Potential Change in Control Payments to Named Executive Officers
Named Executive Officers(a)	Cash(1)	Equity(2)	Benefits(3)	Total
Paul W. Taylor	$8,432,877	$775,708	$111,042	$9,319,627
Kevin L. Thompson	$2,310,959	$289,619	$65,085	$2,665,663
Matthew P. Wagner	$10,419,386	$1,925,373	$111,153	$12,455,912
William J. Black, Jr.	$3,703,598	$689,692	$68,365	$4,461,655
Mark T. Yung	$4,331,934	$510,977	$68,349	$4,911,260
(a)
Former Executive Officers. Bart R. Olson, PACW’s former Chief Financial Officer, terminated employment with PACW on February 28, 2023 and is not entitled to receive any compensation in connection with, or as a result of, the mergers.

(1)
Cash. The cash amount payable to the named executive officers consists of the following: (i) a lump sum cash payment equal to the applicable severance multiple times the sum of the named executive officer’s annual base salary and the greater of annual target bonus or average bonus (based on the actual bonuses paid to the participant in the preceding three years); and (ii) a lump sum cash payment equal to a pro rata annual target bonus for the year in which the termination occurs, in each case payable no later than the 60th day following the date of termination. The cash payments described in items (i) and (ii) are “double-trigger” (i.e., the amounts are payable upon a termination by PACW without “cause” or voluntary resignation for “good reason” within two years after a “change in control”, in each case as defined in the CIC severance plan). Set forth below are the separate values of such cash payments.

Named Executive Officers	Cash Severance Amount	Pro Rata Bonus	Total (Cash Severance Amount plus Pro-Rata Bonus)
Paul W. Taylor	$7,500,000	$932,877	$8,432,877
Kevin L. Thompson	$2,000,000	$310,959	$2,310,959
Matthew P. Wagner	$9,175,550	$1,243,836	$10,419,386
William J. Black, Jr.	$3,206,064	$497,534	$3,703,598
Mark T. Yung	$3,710,017	$621,918	$4,331,934
(2)
Equity. As described in the section entitled “The Merger Agreement—Treatment of PACW Equity Awards,” the values below represent the value of the unvested PACW restricted stock awards and PACW PSUs that would be payable upon a qualifying termination of employment after the effective time (i.e., “double-trigger”). Pursuant to the merger agreement, at the effective time, PACW PSUs shall be deemed to be achieved based on the actual level of performance. Because PACW PSUs are currently not expected to satisfy their respective performance conditions based on actual performance, it is expected that PACW PSUs will be cancelled at the effective time for no consideration as shown in the table below. The named executive officers hold PACW PSUs in the following amounts: 126,795 in the case of Mr. Taylor; 15,046 in the case of Mr. Thompson; 51,074 in the case of Mr. Black; 68,100 in the case of Mr. Yung; and 234,000 in the case of Mr. Wagner.

Named Executive Officers	Restricted Stock Awards	PSUs
Paul W. Taylor	$775,708	$0
Kevin L. Thompson	$289,619	$0
Matthew P. Wagner	$1,925,373	$0
William J. Black, Jr.	$689,692	$0
Mark T. Yung	$510,977	$0
(3)
Benefits. Represents, for each named executive officer, an amount equal to the applicable severance multiple times PACW’s annual employer subsidy for health and welfare benefits, plus if the executive officer has the use of a PACW automobile or is provided an automobile allowance, a 90-day right to continued use of such automobile on the same basis on which such executive officer used it immediately before the qualifying termination and a right to purchase, or assume the lease of, the automobile, as applicable, as provided for under the CIC severance plan. Such amounts are payable on a “double trigger” basis.

Governance of the Combined Company after the Mergers
Boards of Directors of the Combined Company and the Surviving Bank
At the effective time, on the terms and subject to the conditions set forth in the merger agreement, the board of directors of the combined company and the board of directors of the surviving bank will each consist of 12 directors, of which (i) eight will be the legacy BANC directors, including Jared M. Wolff, who will serve as Chairman of the board of directors of the surviving bank, (ii) three will be the legacy PACW directors, including John M. Eggemeyer, III, who will serve as Chairman of the board of directors of the combined company (subject to the receipt of any necessary consent or non-objection of any governmental entity) and (iii) one will be an individual designated by the Warburg Investors.
Under the merger agreement, if each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s corporate governance guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the combined company will be required to nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meeting of the stockholders of the combined company following the closing, and the combined company’s proxy materials with respect to each such annual meeting will be required to include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors on the board of directors of the combined company.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate at least the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing, as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC must (i) include the Warburg director in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.
Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.
Name and Headquarters
The merger agreement provides that (i) the names of the combined company and the surviving bank will be Banc of California, Inc. and Banc of California, respectively and (ii) the headquarters of the combined company and the surviving bank will be located in Los Angeles, California or as otherwise mutually agreed in writing by BANC and PACW.
Regulatory Approvals
Subject to the terms of the merger agreement, BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, FRS Membership, and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve in respect of the first merger, the bank merger and the FRS Membership, and the DFPI under applicable state law. The applications to the Federal Reserve and the DFPI were submitted by BANC and PACW Bank on August 17, 2023. On October 5, 2023, the DFPI granted its approval of BANC acquiring control of PACW’s bank subsidiary and of the merger of BANC’s and PACW’s respective bank subsidiaries. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
Although neither BANC nor PACW knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, BANC and PACW cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger that will have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreements, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments).
Under the terms of the merger agreement, BANC and PACW and their subsidiaries will not be required or, without the written consent of the other party, permitted, to take actions, or commit to take or refrain from taking any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would have a materially burdensome regulatory condition.
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by PACW stockholders in the first merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers.
BANC and PACW believe that the mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of combined company following the completion of the mergers or that the approvals will not impose or include a materially burdensome regulatory condition. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve
The mergers are subject to the approval of the Federal Reserve pursuant to Section 3 of the BHC Act. The Federal Reserve takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include (i) the competitive impact of the mergers in the relevant geographic markets, (ii) financial, managerial and other supervisory considerations, including financial condition, future prospects, capital positions, managerial resources, and compliance with applicable banking, consumer protection, and anti-money laundering laws, (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the companies under the Community Reinvestment Act of 1977 (the “CRA”), (iv) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities, (v) the availability of information needed to determine and enforce compliance with the BHC Act and other applicable federal banking laws and (vi) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. The Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.
As noted above, in considering an application under Section 3 of the BHC Act, the Federal Reserve also reviews the records of performance of the relevant insured depository institutions under the CRA, pursuant to which the Federal Reserve must also take into account the record of performance of each of BANC and PACW in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve frequently receives protests from community groups and others. In their most recent CRA performance evaluations, BANC N.A. received an overall “Satisfactory” regulatory rating and PACW Bank received an overall “Outstanding” regulatory rating.
Prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Federal Reserve. As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve. The surviving bank is expected to continue to be a state bank that is a member of the Federal Reserve System and have the Federal Reserve as its primary federal bank regulator.
The bank merger is also subject to the prior approval of the Federal Reserve under Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the Federal Reserve generally considers: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the depository institutions party to the bank merger and the future prospects of the resulting institution, (iii) the depository institutions’ effectiveness in combating money-laundering activities, (iv) the convenience and needs of the communities to be served, and (v) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings.
As of the date of this joint proxy statement/prospectus, the Federal Reserve applications have been submitted.
DFPI
The mergers and bank merger are subject to approval by the DFPI pursuant to the California Financial Code (the “CFC”). Among other things, the DFPI will consider (i) the competitive impact of the mergers and bank merger in California; (ii) the impact of the mergers and bank merger on the convenience and needs of the community to be served; (iii) the financial and managerial resources of the resulting institution; (iv) the future prospects of the resulting institution; and (v) whether the mergers and bank merger are fair, just and equitable.

The DFPI applications were submitted on August 17, 2023 and on October 5, 2023, the DFPI granted its approval of BANC acquiring control of PACW’s bank subsidiary and of the merger of BANC’s and PACW’s respective bank subsidiaries.
Public Notice and Comments
The BHC Act, the Bank Merger Act as well as Federal Reserve regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if these agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the application is under review by these agencies.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers and the bank merger to analyze the transactions’ competitive effects and determine whether the transactions would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers and the bank merger, the DOJ could analyze the mergers’ or bank merger’s effect on competition differently than the Federal Reserve or the DFPI, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve or the DFPI regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers or bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
The investment closing depends on the applicable Investor receiving reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the applicable investment agreement will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or the CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the applicable investment agreement contemplated to occur at the applicable investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225); provided, however, that in certain limited circumstances, including where the BANC NVCE stock is not, or is not reasonably expected to be, treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 and, consequently, the Warburg Investors will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring, ten percent (10%) or more of a class of voting securities of BANC (as further described in the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock”), then (x) the foregoing condition to the investment closing, as it relates to the CIBC Act, will not apply and (y) the obligation of the Warburg Investors, on the one hand, and BANC, on the other hand, to effect the investment by the Warburg Investors will be subject to the receipt of any additional approval, consent or non-objection of the Federal Reserve or any other governmental entities required in connection with the acquisition or control of ten percent (10%) or more of a class of voting securities of BANC. For purposes of the foregoing clause (y) (if applicable), each of the Warburg Investors and BANC will use their reasonable best efforts to obtain any such approvals, consents or non-objections (provided that such efforts will not include actions which would or would reasonably be expected to be a Materially Burdensome Condition (as defined in the Warburg investment agreement)).

Accounting Treatment of the Mergers
BANC and PACW prepare their respective financial statements in accordance with GAAP. The mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and PACW will be treated as the acquirer for accounting purposes.
Stock Exchange Listings
BANC common stock is listed for trading on the NYSE under the symbol “BANC.” PACW common stock is listed for trading on Nasdaq under the symbol “PACW” and PACW depositary shares are listed for trading on Nasdaq under the symbol “PACWP.” In connection with the completion of the mergers, the PACW common stock and the PACW depositary shares currently listed on Nasdaq will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, BANC will file a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock (or BANC depositary shares in respect thereof) to be issued in accordance with the NYSE’s rules. The merger agreement provides that neither BANC nor PACW will be required to complete the first merger if such application is not filed or if further action is required to authorize such additional shares for listing, subject to official notice of issuance.
Immediately following the mergers, shares of BANC common stock will continue to be traded on the NYSE.
Appraisal or Dissenters’ Rights in Connection with the Mergers
Under Section 3-202(c) of the MGCL, a stockholder of a Maryland corporation generally may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if: (i) any shares of the class or series of the stock are listed on a national securities exchange; (ii) the stock is that of the successor in a merger; (iii) the stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under the MGCL; or (v) the stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.
Under the MGCL, BANC stockholders will not be entitled to dissenters’ rights in connection with the mergers or other matters to be voted on at the BANC special meeting because BANC stockholders are not required to approve either the first merger or the second merger within the meaning of Section 3-202(c) of the MGCL and BANC common stock will be the stock of the combined company (the successor). Accordingly, no dissenters’ rights are available to BANC stockholders in connection with the mergers or other matters to be voted on at the BANC special meeting.
Under Section 262(a) of the DGCL, any stockholder of a corporation of the State of Delaware who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of Section 262 of the DGCL with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of Section 262 of the DGCL and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of the DGCL is entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of Section 262 of the DGCL.
Under Section 262(b)(1) of the DGCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation. Notwithstanding Section 262(b)(1) of the DGCL, under Section 262(b)(2) of the DGCL, appraisal rights are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i)-(iv).

Accordingly, since the shares of PACW common stock were listed on Nasdaq, a national securities exchange, on the record date for the PACW special meeting and the merger consideration fully consists of shares of BANC common stock and cash in lieu of fractional shares, no dissenters’ rights are available to PACW stockholders in connection with the mergers or other matters to be voted on at the PACW special meeting.

EXPLANATORY NOTE REGARDING THE MERGER AGREEMENT
AND THE INVESTMENT AGREEMENTS
The merger agreement, the investment agreements and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the merger agreement and the investment agreements. Factual disclosures about BANC and PACW contained in this joint proxy statement/prospectus or in the public reports of BANC or PACW filed with the SEC may supplement, update or modify the factual disclosures about BANC and PACW contained in the merger agreement and the investment agreements. The merger agreement and each applicable investment agreement contain representations and warranties by BANC, on the one hand, and representations and warranties by PACW and the applicable Investor, as applicable, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement and each applicable investment agreement by BANC, PACW and each applicable Investor were qualified and subject to important limitations agreed to by BANC, PACW and each applicable Investor in connection with negotiating the terms of the merger agreement and each applicable investment agreement. In particular, in your review of the representations and warranties contained in the merger agreement and the investment agreements and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement and the applicable investment agreement may have the right not to consummate the mergers or its applicable investment if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement and each applicable investment agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that BANC and PACW each delivered in connection with the merger agreement and that BANC delivered to the applicable Investor in connection with each applicable investment agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement and each applicable investment agreement. Accordingly, the representations and warranties in the merger agreement and each applicable investment should not be relied on by any persons as characterizations of the actual state of facts about BANC and PACW at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus, and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about BANC or PACW. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings BANC and PACW make with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus.
Structure of the Mergers
Each of BANC’s and PACW’s respective boards of directors has unanimously adopted a resolution approving the merger agreement. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PACW, with PACW as the surviving entity in the first merger (the “interim surviving company”). Immediately following the effective time, PACW will merge with and into BANC, with BANC as the surviving corporation in the second merger. Promptly following the second effective time, PACW Bank will become a member bank of the Federal Reserve System. Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank, with PACW Bank continuing as the surviving bank in the bank merger. See below charts illustrating the first merger, the second merger, the bank merger and the resulting combined company structure, including changes in ownership and board representation.

At any time prior to the effective time, BANC and PACW may, by mutual written agreement, change the method or structure of effecting the combination of PACW and BANC (including the mergers), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change may (i) alter or change the exchange ratio or the number of shares of BANC common stock received by PACW stockholders in exchange for each share of PACW common stock, (ii) adversely affect the tax treatment of the PACW stockholders or the BANC stockholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of PACW or BANC pursuant to the merger agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
At the effective time, each share of PACW common stock issued and outstanding immediately prior to the effective time, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (in each case, other than shares of PACW common stock (i) held in trust accounts, managed accounts, mutual funds or the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by PACW or BANC in respect of debts previously contracted), will be converted into the right to receive 0.6569 of a share of BANC common stock.
At the second effective time, each share of the PACW preferred stock issued and outstanding immediately prior to the second effective time will be converted into the right to receive one share of the new BANC preferred stock and, upon such conversion, the PACW preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the second effective time.
If, prior to the effective time, the outstanding shares of BANC common stock or PACW common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, but, in each case, excluding the equity financing, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give BANC stockholders and PACW stockholders the same economic effect as contemplated by the merger agreement prior to such event.
Treatment of Fractional Shares
No fractional shares of BANC common stock will be issued in the mergers, no dividend or distribution with respect to BANC common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a BANC stockholder. In lieu of the issuance of any such fractional share, BANC will pay to each former PACW stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of BANC common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day preceding the closing date (or, if not reported therein, in another authoritative source mutually agreed upon by PACW and BANC) by (ii) the fraction of a share (after taking into account all shares of PACW common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of BANC common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.
Combined Company Organizational Documents
At the effective time, the PACW charter and PACW bylaws, each as in effect immediately prior to the effective time, will be amended and restated in accordance with Exhibit C and Exhibit D, respectively, to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and will thereafter be the certificate of incorporation and bylaws of the interim surviving company of the merger until thereafter amended in accordance with applicable law.
At the second effective time, the BANC charter, as in effect immediately prior to the second effective time, will be the charter of the combined company. At the second effective time, the BANC bylaws, as in effect immediately prior to the second effective time, will be the bylaws of the combined company.
Treatment of PACW Equity Awards
At the effective time, each restricted stock award granted under the PACW stock plan will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the board of directors of PACW will vest at the effective time. The merger agreement further provides that each PACW PSU award will, at the effective time, convert into a Converted RSU award, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of

(i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.
Treatment of BANC Equity Awards
At the effective time, each BANC RSU award and each stock option granted under the BANC stock plans that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding BANC PSU award will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance.
Closing and Effective Time
The first merger will become effective at the date and time set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware. The second merger will become effective at such time specified in the articles of merger to be filed with the Maryland Department of State, and the certificate of ownership and merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the MGCL and DGCL. The closing will take place by electronic exchange of documents at 10:00 a.m., Pacific Time (i) on the first business day following the satisfaction or waiver (subject to applicable law) of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) occurs (the date on which such conditions have been so satisfied or waived, the “condition satisfaction date”); provided, that if any day would otherwise become the condition satisfaction date after 1:00 p.m., Eastern Time, then the condition satisfaction date will be deemed to be the business day following such day or (ii) at such other date, time or place agreed in writing by PACW, BANC and Merger Sub.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than five business days thereafter, BANC and PACW will cause the exchange agent to mail to each holder of record of one or more old certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or book-entry account statements) representing shares of PACW common stock immediately prior to the effective time or PACW Preferred Stock immediately prior to the second effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificates in exchange for new certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or, at BANC’s option, evidence in book-entry form) representing the number of whole shares of BANC common stock or new BANC preferred stock, as applicable, and any cash in lieu of fractional shares which the shares of PACW common stock or PACW preferred stock represented by such old certificates will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.
If an old certificate for PACW common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the claimant and (ii) if required by the exchange agent, the posting by such person of a bond in such amount and on such terms as the exchange agent, in consultation with the combined company, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of PACW of the shares of PACW common stock or new BANC preferred stock that were issued and outstanding immediately prior to the effective time.
Withholding
BANC will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of BANC common stock, any cash dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of PACW common stock, PACW preferred stock or PACW equity awards the amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local, or foreign tax law. If any such amounts are so withheld by BANC or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of PACW common stock, PACW Preferred Stock or PACW equity awards in respect of which the deduction and withholding was made by BANC or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to BANC common stock or new BANC preferred stock will be paid to the holder of any unsurrendered old certificate representing shares of PACW common stock until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of BANC common stock or shares of new BANC preferred stock which the shares of PACW common stock or PACW preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.
Claims Related to the Merger
In September 2023, PACW received four demands from purported stockholders challenging the transaction and generally alleging that certain disclosures in the preliminary joint proxy statement/prospectus filed on August 28, 2023 were false, misleading, contained incomplete statements or omitted material information, and asserting claims against PACW and the PACW board of directors for violations of Sections 14(a) and/or 20(a) of the Exchange Act.
Representations and Warranties
The merger agreement contains representations and warranties made by each of PACW, BANC and Merger Sub relating to a number of matters, including the following:
•	corporate matters, including due organization, qualification, subsidiaries and equity interests in non-subsidiary entities;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers or the bank merger;
•	reports to regulatory agencies;
•	SEC reports;
•	financial statements, internal controls, books and records, absence of undisclosed liabilities, and the net wholesale funding amount of each PACW and BANC as of June 30, 2023;
•	broker’s fees payable in connection with the mergers;
•
the absence of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect;

•	the conduct of the business in the ordinary course;
•	legal proceedings;
•	tax matters;
•	employee matters and employee benefit matters;

•	compliance with applicable laws and privacy obligations;
•	certain material contracts;
•	absence of agreements with governmental entities;
•	investment securities and commodities;
•	risk management instruments;
•	environmental matters;
•	real property;
•	intellectual property;
•	related-party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•	the receipt of opinions from each party’s respective financial advisor;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents filed with governmental entities;
•	loan portfolio matters;
•	insurance matters; and
•	information security.
The merger agreement contains additional representations and warranties made by PACW with respect to:
•	subordinated indebtedness;
•	investment advisory subsidiary matters; and
•	absence of broker-dealer subsidiaries.
The merger agreement contains additional representations and warranties made by BANC with respect to investment agreement matters.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by BANC and PACW, respectively, and (ii) qualified by the reports of BANC or PACW, as applicable, publicly filed with the SEC during the period from January 1, 2023 through the time at least two business days prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of BANC and PACW are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” means (x) with respect to PACW, BANC, Merger Sub or the combined company, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (b) the ability of such party to timely consummate the transactions contemplated by the merger agreement, and (y) with respect to PACW and BANC, (a) the net wholesale funding amount (as defined below) of each PACW and BANC, as applicable, as of the measurement time (as defined below) is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount (as defined below) and the BANC reference net wholesale funding amount (as defined below), respectively, (b) as of the measurement time, the common equity tier 1 capital of each PACW and BANC, as applicable, is less than the PACW reference common equity tier 1 capital amount (as defined below) and the BANC reference common equity tier 1 capital amount (as defined below), respectively, or (c) any governmental entity appoints the FDIC as receiver or conservator for the PACW Bank or BANC N.A., as applicable.
However, with respect to clause (x)(a), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in U.S. GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the merger agreement, in laws (including pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or other governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic or any pandemic measures);

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•
public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees);

•
any stockholder litigation arising out of, related to, or in connection with the merger agreement, the mergers or the bank merger that is brought or threatened against a party or any party’s board of directors from and following the date of the merger agreement and prior to the effective time (however, the foregoing will not apply for purposes of the representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents, applicable law or other obligations as a result of the mergers, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers or the bank merger and (iii) acceleration of payments or rights under employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur); or

•	the expenses incurred by PACW or BANC in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement, except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
As used in this joint proxy statement/prospectus,
•
“net wholesale funding amount” means, as of any applicable time of determination, an amount equal to (i) the total amount of liabilities of PACW and its subsidiaries or BANC and its subsidiaries, as applicable, for brokered deposits, FHLB borrowings, repurchase obligations, borrowings under the

Federal Reserve Bank of San Francisco Bank Term Funding Program, borrowings under any discount window facility and other borrowings less (ii) the aggregate amount of cash and cash equivalents of PACW and its subsidiaries or BANC and its subsidiaries, as applicable;
•
“measurement time” means the end of the business day that is two business days prior to the net wholesale funding schedule delivery date (which is defined as the end of the business day on such second business day);

•	“net wholesale funding schedule delivery date” means the last business day prior to the earlier of the (i) closing date or (ii) termination date;
•	“BANC reference common equity tier 1 capital amount” means $742,009,000 (i.e., BANC’s common equity tier 1 capital amount as of June 30, 2023, minus $150 million);
•	“BANC reference net wholesale funding amount” means $1,608,000,000 (i.e., BANC’s net wholesale funding amount measured as of June 30, 2023);
•	“PACW reference common equity tier 1 capital amount” means $2,614,168,000 (i.e., PACW’s common equity tier 1 capital amount as of June 30, 2023, minus $150 million); and
•	“PACW reference net wholesale funding amount” means $7,307,466,000 (i.e., PACW’s net wholesale funding amount measured as of June 30, 2023).
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the First Merger
Prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), (i) each of BANC and PACW will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either PACW or BANC to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis. Notwithstanding the foregoing, a party and its subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the COVID-19 pandemic or the related pandemic measures, provided, that such party will provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require the other party’s consent.
Additionally, prior to the closing (or earlier termination of the merger agreement in accordance with its terms), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules) or as required by law, neither PACW nor BANC will, and neither PACW nor BANC will permit any of its respective subsidiaries to, without the prior written consent of the other party to the merger agreement, take any of the following actions:
•
other than (i) federal funds borrowings, FHLB borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one year, (ii) Federal Reserve of San Francisco Discount Window borrowings, in the case of PACW, and Federal Reserve Bank Discount Window borrowings, in the case of BANC, and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of PACW or any of its wholly-owned subsidiaries to PACW or any of its wholly-owned subsidiaries, on the one hand, or of BANC or any of its wholly-owned subsidiaries to BANC or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;

•	adjust, split, combine or reclassify any capital stock;

•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by PACW at a rate not in excess of $0.01 per share of PACW common stock, (ii) regular quarterly cash dividends by BANC at a rate not in excess of $0.10 per share of BANC common stock, (iii) dividends paid by any of the subsidiaries of each of PACW and BANC to PACW or BANC or any of their wholly-owned subsidiaries, respectively, (iv) in the case of PACW, dividends provided for and paid on shares of PACW preferred stock in accordance with the terms of such PACW preferred stock, (v) regular distributions on outstanding trust preferred securities of PACW in accordance with their terms or (vi) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

•
except, in the case of BANC, pursuant to the equity financing, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of PACW or BANC or any of their respective subsidiaries;

•
except, in the case of BANC, pursuant to the equity financing, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of PACW or BANC or any of their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of PACW or BANC or any of their respective subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

•
except, in the case of BANC, pursuant to the balance sheet repositioning, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

•
except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned subsidiary of PACW or BANC, as applicable;

•
in each case, except for transactions in the ordinary course of business and, in the case of BANC, pursuant to the equity financing, (i) terminate, materially amend, or waive any material provision of, certain material contracts of PACW or BANC, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to PACW or BANC, or (iii) other than, in the case of BANC, any BSR agreement, enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a material contract of PACW or BANC, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of the merger agreement, constitute a material contract of PACW or BANC but would, after giving effect to such amendment or modification, constitute a material contract of PACW or BANC;

•
except as required under applicable law or the terms of any PACW benefit plan or BANC benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any PACW benefit plan or BANC benefit plan, or any arrangement that would be a PACW benefit plan or a BANC benefit plan if in effect on the date of the merger agreement, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any PACW benefit plan or BANC benefit plan, as the case may be, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (a) with an annual base salary equal to or in excess of $200,000 or (b) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (a) with an annual base salary equal to or in excess of $200,000 or (b) having a job title of Senior Vice President or above, other than, in the case of BANC, as a replacement hire or promotion on substantially similar terms of employment as the departed employee;

•
(i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of PACW or BANC employees or the employees of any of their respective subsidiaries;

•
settle any material legal proceeding against PACW, BANC or any of their respective subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate, in the case of PACW, or $1,000,000 in the aggregate, in the case of BANC, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
amend its certificate of incorporation, in the case of PACW, or charter, in the case of BANC, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC, in the case of BANC, in a manner that would materially and adversely affect the holders of PACW common stock relative to and disproportionately to all other holders of BANC common stock;

•
except, in the case of BANC, pursuant to the balance sheet repositioning, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
•	enter into any new line of business other than in the ordinary course of business, except as required by applicable law;
•
merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•
other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a governmental entity;

•	in the case of PACW, make or authorize any capital expenditures outside the ordinary course of business;

•
make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

•
sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material intellectual property owned by PACW or BANC or their respective subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of intellectual property in the ordinary course of business or at the end of such intellectual property’s statutory term; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the FRS Membership, the bank merger and the BANC issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. As of the date of this joint proxy statement/prospectus, all initial applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made.
Each of BANC and PACW has agreed to use its reasonable best efforts to respond to any request for information and to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby in each case in a reasonably prompt and timely matter. Notwithstanding anything in the merger agreement to the contrary, BANC, PACW and their respective subsidiaries are not required (and without the written consent of the other party, BANC, PACW and their respective subsidiaries are not permitted) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would constitute a materially burdensome regulatory condition. Any requirement to enter into any BSR agreement or otherwise take actions contemplated by the balance sheet repositioning will not be a materially burdensome regulatory condition under the merger agreement.
BANC and PACW have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of BANC, PACW or any of their respective subsidiaries to any governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement.
To the extent permitted by applicable law, BANC and PACW have agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such consent, waiver, approval or authorization will be materially delayed or conditioned.
Employee Matters
The merger agreement provides that, unless otherwise mutually agreed by PACW and BANC prior to the effective time, BANC, as the surviving corporation, will provide the employees of PACW and its subsidiaries as of the effective time who continue to remain employed with the combined company and its subsidiaries (the “PACW continuing employees”), immediately after the effective time, with the following: (i) annual base salary or wages, as applicable, target cash incentive opportunities and target long term incentive opportunities (excluding in each case any retention, sign-on or special one-time awards) that are either (1) no less favorable in the aggregate than those provided to similarly situated employees of the combined company and its subsidiaries, or (2) provided in accordance with any employment agreement, offer letter or other compensation arrangement to which any PACW continuing employee is a party or participant in immediately prior to the effective time; and (ii) employee benefits that are no less favorable in the aggregate than those provided to such PACW continuing employees immediately prior to the effective time. With respect to employee benefits, if the PACW continuing employees and employees of BANC and its subsidiaries are integrated into benefit plans of the combined company and its subsidiaries, which may be done on a plan by plan basis, or if the combined company and its subsidiaries modify any existing plans or adopt new benefit plans with respect to the PACW continuing employees and employees of BANC and its subsidiaries (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by PACW benefit plans, on the one hand, and those covered by BANC benefit plans on the other, at the effective time) (the “new benefit plans”), participation in such plans will be deemed to satisfy the foregoing standards, it being understood that the PACW continuing employees may commence participating in the PACW benefit plans, the BANC benefit plans or the new benefit plans on different dates following the effective time with respect to different plans.
The merger agreement also provides that, with respect to any PACW benefit plan, BANC benefit plan or new benefit plan in which any PACW continuing employees become eligible to participate on or after the effective time, BANC, as the surviving corporation, and its subsidiaries will use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any PACW benefit plan, BANC benefit plan or new benefit plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous PACW benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a PACW benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous PACW benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new benefit plans, and (iii) recognize all service of such employees with PACW and its subsidiaries for all purposes in any PACW benefit plan, BANC benefit plan or new benefit plan to the same extent such service was taken into account under the analogous PACW benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any tax-qualified defined benefit pension plan, or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
The parties agree that, subject to certain exceptions, the consummation of the mergers will constitute a “change in control,” “change of control” or similar concept under each applicable PACW benefit plan and BANC benefit plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing will not accelerate the time of payment or distribution of any such deferred compensation (but will accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by the merger agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
The merger agreement further provides that, if the effective time occurs prior to December 31, 2023, then PACW continuing employees will receive 2023 annual cash bonuses in an aggregate amount equal to (i) the preclosing accruals for the portion of 2023 up to and including the closing date based on PACW’s current accrual methodology for such bonuses in accordance with past practice, as determined by PACW and BANC in good faith, pro-rated for the period of service in 2023 up to and including the closing date and (ii) for any period following the closing date through December 31, 2023, based on the accrual methodology for the combined business as determined by BANC (the “2023 bonuses”). The actual amount of the 2023 bonuses payable to the PACW employees in accordance with the foregoing sentence will be determined by BANC in good faith and 2023 bonuses will be paid in 2024 at the time annual cash bonuses are paid to employes in the ordinary course of business consistent with past practice, subject to satisfaction of the terms and conditions (including with respect to service) of the applicable annual cash bonus arrangements. The merger agreement does not confer any third-party beneficiary or similar enforcement rights, benefits or remedies to any person with respect to the employee matters set forth above.

Director and Officer Indemnification
Under the merger agreement, from and after the effective time, the combined company has agreed to indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by PACW pursuant to the PACW charter, PACW bylaws, the governing or organizational documents of any PACW subsidiaries or any indemnification agreements in existence as of the date of the merger agreement that have been made available to BANC, each present and former director or officer of PACW and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director or officer of PACW or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any such indemnitee provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
Restructuring Efforts
The merger agreement provides that if PACW fails to obtain the requisite PACW stockholder approval or if BANC fails to obtain the requisite BANC stockholder approval, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided, that neither party will have any obligation to alter or change any material terms, including the exchange ratio, or the amount or kind of the consideration to be issued or paid to holders of the capital stock of PACW as provided for in the merger agreement or any term that would adversely affect the tax treatment of the transactions contemplated by the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective stockholders for adoption or approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to (i) the filing of this joint proxy statement/prospectus, (ii) obtaining requisite regulatory approvals, (iii) the listing of the shares of BANC common stock and the new BANC preferred stock (or BANC depositary shares in lieu thereof) to be issued in connection with the mergers to be approved for listing on the NYSE, and the delisting of the PACW common stock and the PACW preferred stock from NASDAQ and deregistering of the PACW common stock and the PACW preferred stock under the Exchange Act, (iv) access to information of the other company, including access, upon reasonable request, to the net wholesale funding amount and common equity tier 1 capital of the other company and periodic reports of certain outstanding loans of the other company, (v) efforts to consummate the transactions contemplated by the merger agreement and advice of changes, (vi) exemption from takeover restrictions, (vii) stockholder litigation relating to the transactions contemplated by the merger agreement, (viii) the coordination of dividend declarations, (ix) the assumption by BANC of PACW’s indebtedness, (x) public announcements with respect to the transactions contemplated by the merger agreement, (xi) the investment agreements and the equity financing, (xii) PACW obtaining required client consents in the case of its investment advisor subsidiary, and (xiii) the disposition by each PACW and BANC of certain pools of assets, contingent upon the closing, and the taking of certain other actions in connection with those asset dispositions.

Combined Company Governance
Boards of Directors of the Combined Company and the Surviving Bank
The merger agreement provides for certain arrangements related to the boards of directors of BANC and PACW Bank after the mergers as described below.
At the effective time, in accordance with the BANC bylaws, the number of directors that will comprise the full board of directors of BANC (and, as of the second effective time, that will comprise the full board of directors of the combined company) will be 12, of which (i) eight will be the legacy BANC directors, (ii) three will be the legacy PACW directors; provided, that any such legacy PACW director must qualify as an “independent” director of BANC under the applicable rules of the NYSE and satisfy BANC’s Corporate Governance Guidelines, and (iii) one will be the Warburg director. Subject to the receipt of any necessary consent or non-objection of any governmental entity, the Lead Director of the board of directors of PACW as of immediately prior to the effective time will become the Chairman of the board of directors of BANC (and, as of the second effective time, of the combined company). Provided that each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s Corporate Governance Guidelines and qualifying as an “independent” director of BANC under the applicable rules of the NYSE, the combined company must nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing of the mergers, and the combined company’s proxy materials with respect to each such annual meeting will include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors of the combined company.
At the bank merger effective time, in accordance with the PACW Bank bylaws in effect as of immediately prior to the bank merger effective time, the number of directors that will comprise the full board of directors of the surviving bank will be 12, of which (i) eight will be the legacy BANC directors, (ii) three will be the legacy PACW directors and (iii) one will be the Warburg director. Subject to the receipt of any necessary consent or non-objection of any governmental entity, the Chairman of the board of directors of the surviving bank will be the same individual who serves as the Chairman of the board of directors of the BANC N.A. immediately prior to the effective time.
Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.
Headquarters and Name of the Combined Company
Effective as of the effective time, (i) the headquarters of BANC (and, as of the second effective time, the combined company) will be located in Los Angeles, California, and the headquarters of PACW Bank (and, as of the effective time of the bank merger, the surviving bank) will be located in Los Angeles, California or as otherwise mutually agreed in writing by the parties, and (ii) the name of BANC (and, as of the second effective time, the combined company) will be “Banc of California, Inc.” and the name of PACW Bank (and, as of the effective time of the bank merger, the surviving bank) will be “Banc of California.”
Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors
BANC has agreed to call a meeting of its stockholders for the purpose of voting upon the approval of the BANC issuance, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable. PACW has agreed to call a meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable.
Subject to the paragraph immediately following, each of BANC and PACW and their respective boards of directors must use its reasonable best efforts to obtain from the BANC stockholders and PACW stockholders, as applicable, the requisite BANC stockholder approval and the requisite PACW stockholder approval, as applicable, including by communicating to the BANC stockholders and the PACW stockholders, as applicable, its recommendation that, the BANC stockholders approve the BANC issuance proposal, in the case of the BANC board of directors, or adopt the PACW merger proposal, in the case of the PACW board of directors (the “BANC board recommendation” and the “PACW board recommendation,” respectively). Each of BANC and PACW and their respective boards of directors will not, and no committee of the BANC board of directors or the PACW board of directors will, (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, (ii) fail to make the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, in each case within ten business days (or such fewer number of days as remains prior to the BANC stockholder meeting or the PACW stockholder meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the BANC board of directors or the PACW board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC board recommendation or the PACW board recommendation, as applicable, then, in the case of BANC, prior to the receipt of the requisite BANC stockholder approval, and in the case of PACW, prior to the receipt of the requisite PACW stockholder approval, such board of directors may submit the BANC issuance proposal to the BANC stockholders or the PACW merger proposal to the PACW stockholders, as applicable, without recommendation (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law; provided, that such board of directors (i) gives the other party at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party (provided, that such other party will not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC board recommendation or the PACW board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period, and any material change or development with respect to any other event or circumstances will also require a new notice period.
Each of BANC and PACW must adjourn or postpone the BANC stockholder meeting or the PACW stockholder meeting, as applicable, if there are insufficient shares of BANC common stock or PACW common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, BANC or PACW, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite BANC stockholder approval or the requisite PACW stockholder approval, and each of BANC and PACW, as applicable, must continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the BANC stockholder vote or PACW stockholder vote, respectively; provided, that the foregoing will not restrict in any way each of the boards of directors of BANC or PACW from making a recommendation change and disclosing such recommendation change and the basis and reasons therefor. Notwithstanding anything to the contrary therein, but subject to the obligation to adjourn or postpone the BANC stockholder meeting or the PACW stockholder meeting, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the BANC issuance proposal to a vote of the BANC stockholders, in the case of BANC, and the PACW merger proposal to a vote of the PACW stockholders, in the case of PACW.

Agreement Not to Solicit Other Offers
Each of BANC and PACW has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than PACW, in the case of BANC, or BANC, in the case of PACW, with respect to any acquisition proposal.
Each of BANC and PACW has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the applicable terms of the merger agreement) in connection with or relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to BANC or PACW, as applicable, other than the transactions contemplated by the merger agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite PACW stockholder approval, in the case of PACW, or the requisite BANC stockholder approval, in the case of BANC, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and their subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the PACW board of directors or BANC board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law, provided, that prior to furnishing any such confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to such party than the confidentiality agreement, dated May 4, 2023, between BANC and PACW, as amended by Amendment No. 1 thereto, dated as of June 30, 2023, and as amended by Amendment No. 2 thereto, dated as of July 25, 2023, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of BANC and PACW has also agreed to (i) promptly (and, in any event, within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Conditions to Complete the First Merger
As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:
•	(i) the BANC issuance having been approved by the BANC stockholders by the requisite BANC vote and (ii) the merger agreement having been adopted by the PACW stockholders by the requisite PACW vote;
•
BANC having filed a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock that is issuable pursuant to the merger agreement in accordance with NYSE’s rules, and no further action being required to authorize such additional shares for listing, subject to official notice of issuance (this condition will be satisfied upon the authorization for listing of the BANC depositary shares; see the section entitled “The Transactions—Stock Exchange Listings” beginning on page 127 of this joint proxy statement/prospectus);

•
(i) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (ii) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•
the registration statement of which this joint proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement being in effect, and no law having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement;

•	the consummation of the equity financing occurring substantially concurrently with the closing;
•
the accuracy of the representations and warranties of the each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect); and

•
receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither BANC nor PACW can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the closing (or such earlier time specified below) in the following circumstances:
•	by mutual written consent of BANC and PACW;
•
by either BANC or PACW if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers, the bank merger, or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW if the first merger has not been consummated on or before April 25, 2024, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement; provided, however, that if (i) all of the conditions to BANC or PACW’s obligation to consummate the closing, other than conditions relating to a requisite regulatory approval, have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the closing, so long as such conditions are reasonably capable of being satisfied), then the termination date will automatically be extended to July 25, 2024, and (ii) the condition satisfaction date has occurred, then the termination date will be extended to the first business day following the date on which the closing is contemplated to occur pursuant to the merger agreement;

•
by either BANC or PACW (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of PACW, in the case of a termination by BANC, or on the part of BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true and correct), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by PACW prior to such time as the requisite BANC stockholder approval is obtained, if (i) BANC or the BANC board of directors (or a committee thereof) has made a recommendation change or (ii) BANC or the BANC board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

•
by BANC prior to such time as the requisite PACW stockholder approval is obtained, if (i) PACW or the PACW board of directors (or a committee thereof) has made a recommendation change or (ii) PACW or the PACW board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

•
by BANC, if there is a material adverse effect on PACW under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus, with clause (y) of such definition being applicable if (i) PACW’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount, (ii) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of PACW is less than the PACW reference common equity tier 1 capital amount or (iii) any governmental entity has appointed the FDIC as receiver or conservator for PACW Bank; or

•
by PACW, if there is a material adverse effect on BANC under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus, with clause (y) of such definition being applicable if (i) BANC’s net wholesale funding amount as of the measurement time is at least

$1,750,000,000 greater than the BANC reference net wholesale funding amount, (ii) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of BANC is less than the BANC reference common equity tier 1 capital amount, except as a result of certain agreed upon matters, or (iii) any governmental entity has appointed the FDIC as receiver or conservator for BANC N.A.
The party desiring to terminate the merger agreement pursuant to any of the above bullets (other than the first bullet) must give written notice of such termination to the other party in accordance with the merger agreement, specifying the provision or provisions of the merger agreement pursuant to which such termination is effected.
Effect of Termination
In the event of termination of the merger agreement by either BANC or PACW as provided under the section entitled “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of BANC, PACW, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive any termination of the merger agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement, each described below, and certain general provisions, and (ii) neither BANC, Merger Sub nor PACW will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.
Termination Fee and Expense Reimbursement
PACW will pay BANC a termination fee equal to $39,500,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to PACW has been communicated to or otherwise made known to the PACW board of directors or PACW’s senior management or has been made directly to PACW stockholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the PACW stockholder meeting) an acquisition proposal with respect to PACW, and (i) (a) thereafter, the merger agreement is terminated by either BANC or PACW because the first merger has not been consummated on or prior to the termination date, and PACW has not obtained the requisite PACW stockholder approval, but all other conditions to PACW’s obligation to complete the first merger have been satisfied or were capable of being satisfied prior to such termination, or (b) thereafter, the merger agreement is terminated by BANC as a result of a willful breach of the merger agreement by PACW that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is 12 months after the date of such termination, PACW enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then PACW will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BANC the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•
in the event that the merger agreement is terminated by BANC pursuant to the sixth bullet under the section entitled “—Termination of the Merger Agreement” above, then PACW will pay BANC the termination fee within two business days of the date of termination.

BANC will pay PACW the termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to BANC has been communicated to or otherwise made known to the BANC board of directors or BANC’s senior management or has been made directly to BANC stockholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the BANC stockholder meeting) an acquisition proposal with respect to BANC, and (i) (a) thereafter, the merger agreement is terminated by either BANC or PACW because the first merger has not been consummated on or prior to the termination date, and

BANC has not obtained the requisite BANC stockholder approval, but all other conditions to BANC’s obligation to complete the first merger have been satisfied or were capable of being satisfied prior to such termination, or (b) thereafter, the merger agreement is terminated by PACW as a result of a willful breach of the merger agreement by BANC that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is 12 months after the date of such termination, BANC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then BANC will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay PACW the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and
•
in the event that the merger agreement is terminated by PACW pursuant to the fifth bullet under “The Merger Agreement—Termination of the Merger Agreement” above, then BANC will pay PACW the termination fee within two business days of the date of termination.

In the event the merger agreement is terminated (other than pursuant to the fourth bullet, the second to last bullet and the last bullet under the section entitled “—Termination of the Merger Agreement” above), then BANC and PACW will make proper provision (which may include reimbursement by one such party to the other such party) such that BANC bears 19.64% of the BSR Costs and PACW bears 80.36% of all BSR costs.
In the event the merger agreement is terminated by BANC pursuant to the fourth bullet or the second to last bullet under the section entitled “—Termination of the Merger Agreement” above, then PACW will promptly reimburse BANC for all BSR costs paid or incurred by BANC or any of its subsidiaries. In the event the merger agreement is terminated by PACW pursuant to the fourth bullet or the last bullet under the section entitled “—Termination of the Merger Agreement” above, then BANC will reimburse PACW for all BSR costs paid or incurred by PACW or any of its subsidiaries. Any payment required to be made by BANC or PACW under this section of the merger agreement must be made promptly (and in any event, no later than two business days following any request for payment made by the party entitled to payment to the other party).
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger will be borne equally by BANC and PACW.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval, except that after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval, there may not be, without further approval of BANC stockholders or PACW stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the closing of the mergers, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval there may not be, without further approval of BANC stockholders or PACW stockholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the BANC board of directors will be subject to the laws of the State of Maryland and except for the terms of the merger agreement with respect to which the MGCL expressly applies).
Specific Performance
BANC and PACW will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the first merger), in addition to any other remedy to which they are entitled at law or in equity. Each of BANC and PACW waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Voting Agreements
PACW Voting Agreements
Each member of the PACW board of directors has entered into a voting agreement with BANC (collectively, the “PACW voting agreements”) in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the stockholders of PACW to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the PACW record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
In addition, certain stockholders who executed a voting agreement agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any shares of PACW common stock or (ii) except as set forth in the applicable voting agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of their shares of PACW common stock, and not commit or agree to take any of the foregoing actions, subject in each case to certain limited exceptions set forth in the PACW voting agreements.
The PACW voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.
The foregoing description of the PACW voting agreements is only a summary, and stockholders are urged to read the form of PACW voting agreement attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.
BANC Voting Agreements
Each member of the BANC board of directors has entered into a voting agreement with PACW (collectively, the “BANC voting agreements”) in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the stockholders of BANC to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
In addition, certain stockholders who executed a voting agreement agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any shares of BANC common stock or (ii) except as set forth in the applicable voting agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of their shares of BANC common stock, and not commit or agree to take any of the foregoing actions, subject in each case to certain limited exceptions set forth in the BANC voting agreements.
The BANC voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.
The foregoing description of the BANC voting agreements is only a summary, and stockholders are urged to read the form of BANC voting agreement attached as Exhibit B to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.

THE INVESTMENT AGREEMENTS
This section of the joint proxy statement/prospectus describes the material terms of the investment agreements, the NVCE articles supplementary, the warrants and the registration rights agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of (a) the investment agreements (which are attached as Annex B and Annex C to this document), (b) the NVCE articles supplementary (a form of which is attached as Annex E to this document), (c) the warrants (forms of which are attached as Annex F and Annex G to this document) and (d) the registration rights agreement (a form of which is attached as Annex H to this document), which are, in each case, incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the investment agreements that is important to you. We urge you to read the full text of the investment agreements the NVCE articles supplementary, the warrants and the registration rights agreement, as such agreements are the legal documents governing the investments. This section is not intended to provide you with any factual information about BANC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings BANC makes with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement / prospectus.
The Investments
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements, each dated as of July 25, 2023, with the Investors. On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. Additionally, following the ninetieth (90th) day after the date of the Warburg investment closing and upon the written request of the Warburg Investors (or certain permitted transferees), the Warburg Investors (or such transferee) may exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock for which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or non-voting common stock of BANC, subject to certain conditions. See the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock” beginning on page 158 for more information.
The investments are contingent upon the consummation of the mergers in accordance with the merger agreement, and are subject to the satisfaction or waiver of certain other closing conditions, as described in “—Conditions to Closing the Investment Agreements.” The investment agreements will terminate following the occurrence of certain events, including: (i) automatically upon the valid termination of the merger agreement in accordance with its terms, (ii) with the mutual written consent of BANC and the applicable Investors, (iii) following written notice from either BANC or the applicable Investor following either (x) the applicable investment closing having not occurred on or prior to April 25, 2024 (which will be automatically extended to July 25, 2024 in certain circumstances set forth in the investment agreements) or (y) certain breaches of the investment agreements by the other party (subject to certain exceptions and following applicable cure periods) and (iv) by either BANC or the applicable Investors if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing has denied approval of the transactions contemplated by the applicable investment agreement (subject to certain exceptions). For more information on the terms of the investment agreements, see the section titled “—The Investment Agreements” below.
The terms of the BANC NVCE stock will be established in the articles supplementary for the BANC NVCE stock (the “NVCE articles supplementary”), which will be filed with the Maryland Department of State prior to the consummation of the investments. The conversion price of the BANC NVCE stock will initially be $12.30 per share and convertible on a one-to-one basis with BANC common stock, subject to adjustments as set forth in the NVCE articles supplementary. For more information on the terms of the BANC NVCE stock, see the section titled “—The NVCE Articles Supplementary” below.

The Investment Agreements
The following is a summary of the material terms of the investment agreements and is subject to, and qualified in its entirety by reference to, the complete text of the investment agreements. We encourage you to read the investment agreements, which are attached hereto as Annex B and Annex C.
Purchase and Sale
Warburg Investment Agreement
The Warburg investment agreement provides that, among other things, at the Warburg investment closing, on the terms and subject to the conditions set forth in the Warburg investment agreement, the Warburg Investors will invest, an aggregate of $325 million in exchange for the sale and issuance by BANC of approximately (a) 15.7 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (the “Warburg warrants” and collectively with the BANC common stock and the BANC NVCE stock to be issued pursuant to the Warburg investment agreement, the “Warburg investment”). The Warburg warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
Centerbridge Investment Agreement
The Centerbridge investment agreement provides that, among other things, at the closing of the Centerbridge investment, on the terms and subject to the conditions set forth in the Centerbridge investment agreement, the Centerbridge Investor will invest an aggregate of $75 million in exchange for the sale and issuance by BANC of approximately 6.1 million shares of BANC common stock at a purchase price of $12.30 per share. In addition, the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock (the “Centerbridge warrants” and collectively with the BANC common stock issued pursuant to the Centerbridge investment agreement, the “Centerbridge investment”). The Centerbridge warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock.
Closing
On the terms and subject to the conditions set forth in the investment agreements, the closing of each investment will take place substantially concurrently with the merger closing by electronic exchange of documents, subject to the satisfaction or, to the extent permitted by applicable law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in the applicable investment agreement (other than those conditions that by their nature are to be satisfied at the applicable investment closing, but subject to satisfaction or, to the extent permitted by applicable law, written waiver of those conditions by the party entitled to grant such waiver).
Representations and Warranties
The investment agreements contain representations and warranties made by BANC relating to a number of matters, which are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by BANC to the Investors and (ii) qualified by the reports of BANC filed with the SEC after January 1, 2023 (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature). The investment agreements contain representations and warranties made by the Investors relating to a number of matters.
In addition, certain representations and warranties of BANC and the Investors are qualified as to “materiality” and certain representations and warranties of BANC are qualified as to “material adverse effect.” For purposes of the investment agreements, a “material adverse effect” means (a) with respect to BANC, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of BANC and its subsidiaries taken as a whole or (ii) the ability of BANC to timely consummate the investment closing, (b) with respect to PACW, (i) PACW’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount or (ii) any governmental entity has appointed the FDIC as receiver or conservator for PACW Bank, (c) with respect to BANC, (i) BANC’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the BANC reference net wholesale funding amount or (ii) any governmental entity has appointed the FDIC as receiver or conservator for BANC N.A. or (d) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of (i) PACW is less than the PACW reference common equity tier 1 capital amount or (ii) BANC is less than the BANC reference common equity tier 1 capital amount.
However, with respect to clause (a)(i), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the investment agreements, in U.S. GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the investment agreements, in laws, rules or regulations (including pandemic measures) of general applicability to companies in the industries in which BANC and its subsidiaries operate, or interpretations thereof by courts or other governmental entities;

•
changes, after the date of the investment agreements, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to BANC or its subsidiaries (including any such changes arising out of a pandemic or any pandemic measures);

•
changes, after the date of the investment agreements, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including a pandemic);

•
public disclosure of the execution of the investment agreements or the merger agreement or public disclosure of the consummation of the transactions contemplated by the investment agreements or the merger agreement (including any effect on a party’s relationships with its customers or employees) (subject to certain exceptions) or actions expressly required by the investment agreements or the merger agreement or that are taken with the prior written consent of the Investors in contemplation of the transactions contemplated by the investment agreements or the merger agreement (subject to certain exceptions);

•
a decline in the trading price of BANC’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by the enumerated exceptions to the defined term “material adverse effect”);

•
any stockholder litigation arising out of, related to, or in connection with the investment agreements, the merger agreement, the mergers or the investments that is brought or threatened against BANC or its board of directors from and following the date of the investment agreements and prior to the applicable investment closing (subject to certain exceptions); or

•	the expenses incurred by BANC in negotiating, documenting, effecting and consummating the transactions contemplated by the investment agreements or the merger agreement, except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of BANC and its subsidiaries, taken as a whole, as compared to other companies in the industry in which BANC and its subsidiaries operate.
Generally, the representations and warranties in the investment agreements survive the applicable investment closing for a period of 12 months and will, except in the case of Fraud (as defined in the investment agreements), thereafter expire. Certain representations and warranties of BANC in the investment agreements will survive each applicable investment closing for 36 months, including those representations and warranties made by BANC relating to Company Fundamental Reps (as defined in the investment agreements). No representations and warranties in either of the investment agreements will survive in the event such investment agreement is terminated.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Investments
Prior to the applicable investment closing (or earlier termination of the applicable investment agreement), except (a) as required by law, (b) as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as may be expressly contemplated or required by the applicable investment agreement (including as set forth in BANC’s confidential disclosure schedules thereto) or expressly contemplated, required or permitted by the merger agreement, BANC will, and will cause its subsidiaries to (i) carry on its business in the ordinary course of business in all material respects, (ii) use reasonable best efforts to maintain and preserve its and its subsidiaries’ advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (iii) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (iv) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any governmental entity in connection with the transactions contemplated by the applicable investment agreement (it being understood that clause (iv) will not require BANC to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any governmental entities that would or would be reasonably be expected to cause a materially burdensome regulatory condition).
Additionally, prior to the applicable investment closing, except (a) as required by law, (b) as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as may be expressly contemplated or required by the applicable investment agreement (including as set forth in BANC’s confidential disclosure schedules thereto) or expressly contemplated, required or permitted by the merger agreement, BANC will not, and will cause its subsidiaries not to, take any of the following actions:
•	adjust, split, combine or reclassify any capital stock;
•
make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (a) regular quarterly cash dividends at a rate not in excess of $0.10 per share of BANC common stock, (b) dividends paid by any of BANC’s subsidiaries to BANC or any of its wholly owned subsidiaries, or (c) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of BANC or any of its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of BANC or any of its subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly-owned subsidiary of BANC, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the applicable investment agreement;

•	amend the BANC charter, BANC bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect the Investors;
•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Merger Agreement Amendments, Consents and Waivers
Under the investment agreements, BANC may not, without the prior written consent of the Investors, (a) amend, modify or agree to waive certain sections in the merger agreement relating to (i) the exchange ratio, (ii) the definition of a materially burdensome regulatory condition and certain actions that BANC and PACW may take, or refrain from taking, with respect to regulatory matters, (iii) the amended and restated certificate of incorporation of the surviving entity in the first merger and amended and restated bylaws of the surviving entity in the first merger, (iv) certain prohibited (A) adjustments, splits, combinations or reclassifications of capital stock by PACW, (B) equity issuances by PACW, (C) dispositions by PACW of its material properties or assets and (D) material restructuring or changes by PACW of its investment securities or derivatives portfolio or its interest rate exposure, in each case, prior to the merger closing, (v) the investment agreements, (vi) the conditions to the merger closing and (vii) the provisions governing termination and amendment of the merger agreement, and (b) except with respect to any matter that is otherwise expressly permitted by certain exceptions to the foregoing clause (a), amend, modify or agree to any waiver of any term or provision in the merger agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the merger agreement.
Regulatory Matters
BANC and the Investors have agreed to cooperate and consult with each other and use their reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the investment agreements and the merger agreement as promptly as reasonably practicable following the date of the investment agreements, and to respond to any request for information from any governmental entity relating to the foregoing, so as to enable the parties to the investment agreements to consummate the transactions contemplated by the investment agreements.
To the extent permitted under applicable law, BANC and the Investors have agreed to promptly advise each other upon receiving any communications from any governmental entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by the investment agreements that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization will not be obtained or that the receipt of any such approval, consent or authorization will be materially delayed or conditioned.
Transfer Restrictions
From and after the applicable investment closing, subject to certain exceptions, the Investors will be subject to lock-up restrictions pursuant to which they will not (and will not permit their respective affiliates to), directly or indirectly, Transfer (as defined below) any securities acquired pursuant to the applicable investment agreement for 90 days following the consummation of the applicable investment closing (such 90-day period, the “lock-up period”). Following the lock-up period, the lock-up restrictions described above will cease to apply with respect to the Centerbridge Investor and, subject to certain exceptions, will cease to apply to the Warburg Investors with respect to 75% of the securities acquired pursuant to the Warburg investment agreement until the 180-day anniversary of the Warburg investment closing (such 180-day period, the “Warburg lock-up period”). Following the Warburg lock-up period, the lock-up restrictions will cease to apply to the Warburg Investors. As used in the investment agreements, “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Additionally, BANC and the Warburg Investors agreed that, from and after the Warburg investment closing, subject to certain exceptions, the Warburg Investors will not (and will not permit their affiliates to), directly or indirectly, Transfer any shares of (x) BANC NVCE stock (including shares of BANC NVCE stock for which the warrant issuable under the Warburg investment agreement may be exercised) to any person and (y) BANC common stock acquired pursuant to the Warburg investment agreement, including any shares of BANC common stock into which any shares of BANC NVCE stock are converted (including at the time of any such Transfer), to any (i) as of any date of determination, person that is identified on the most-recently available “SharkWatch 50” list as of such date, (ii) competitor of BANC or any of its subsidiaries set forth in BANC’s confidential disclosure schedules delivered to the Warburg Investors or (iii) person that is, among other things, the subject or target of certain sanctions laws.
BANC and the Warburg Investors agreed that, subject to certain exceptions, following the Warburg investment closing, (a) the Warburg Investors may Transfer up to 2,032,520 shares of BANC NVCE stock and (b) after the one hundred and eighty (180) day anniversary of such closing, a certain number of shares of BANC NVCE stock issuable pursuant to the Warburg warrant, in each case, to an agreed upon permitted transferee or certain of its affiliates (the “specified transferee”), so long as such specified transferee agrees to be subject to certain obligations under the Warburg investment agreement (including certain transfer restrictions).
Certain Additional Covenants
Each investment agreement also contains additional covenants, including, among others, covenants relating to the Investors’ right to access certain information of BANC (and its subsidiaries), confidentiality obligations of the parties to the applicable investment agreement, public announcements with respect to the transactions contemplated by the applicable investment agreement, certain bank regulatory matters, the reservation for issuance by BANC of certain shares of BANC common stock issuable under or in connection with the applicable investment agreement and the listing of the shares of BANC common stock to be issued under or in connection with the applicable investment agreement.
Additional Warburg Investors Rights and Covenants
The following is a summary of certain rights and covenants solely in the Warburg investment agreement and is subject to, and qualified in its entirety by reference to, the complete text of the Warburg investment agreement. We encourage you to read the Warburg investment agreement, which is attached hereto as Annex B.
Governance Rights
BANC and the Warburg Investors agreed that, at the Warburg investment closing, BANC will, as promptly as reasonably practicable, cause the Warburg director to be appointed to the BANC board of directors; provided that the Warburg director must be (i) reasonably acceptable to BANC and (ii) satisfy any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of the NYSE or similar authority, or any federal or state banking laws, as determined in BANC’s reasonable discretion.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing (the “Director Rights Period”), as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC agreed to (i) include the Warburg director in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting of stockholders and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.
BANC Exemption Amendment Proposal
BANC agreed that, (x) at the meeting of BANC stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus and (y) if the BANC exemption amendment proposal is not approved at such stockholder meeting and the Warburg investment closing occurs, at each annual meeting of BANC stockholders following the Warburg investment closing until such time the BANC exemption amendment proposal is approved, it will use reasonable best efforts (including recommending the BANC exemption amendment proposal to BANC stockholders) to (i) submit to BANC stockholders a proposal to amend Section F of Article 6 of the

BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other BANC stockholder) from the application of Section F of Article 6 of the BANC charter and (ii) obtain the requisite approval of BANC stockholders of the BANC exemption amendment proposal at any such meeting of its stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s obligations contained in the preceding clause (y) will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. If BANC obtains the requisite approval of its stockholders of the BANC exemption amendment proposal, BANC will (a) if such requisite approval was obtained at the meeting of BANC stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus, in connection with the Warburg investment closing, file the BANC exemption amendment proposal with the Maryland Department of State or (b) if such requisite approval was obtained at an annual meeting of stockholders of BANC following the date of the Warburg investment closing, as promptly as practicable thereafter, file the BANC exemption amendment proposal with the Maryland Department of State.
Covenants Regarding BANC NVCE Stock
BANC agreed that, upon the written request of either the Warburg Investors or the specified transferee, at any time following the ninetieth (90th) day after the date of the Warburg investment closing, the Warburg Investors, the specified transferee, and BANC will cooperate in good faith with the Warburg Investors or the specified transferee, as applicable, and use their respective reasonable best efforts to permit the Warburg Investors, such specified transferee or their respective permitted transferees, as applicable, as promptly as practicable, to exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock into which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or non-voting common stock of BANC. However, any such exchange, and BANC’s obligations to effect such exchange, will be subject to (a) receipt of any required permit, authorization, consent, order or approval from any governmental entity in connection with any such exchange and (b) (other than for the specified transferee) receipt of the requisite approval by BANC stockholders of the BANC exemption amendment proposal. Additionally, to the extent any approval of BANC stockholders is required for such exchange, (x) the Warburg Investors’ request for such exchange will be made no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting and (y) BANC will not have any obligation to call a special meeting of BANC stockholders.
If the Federal Reserve or any other applicable banking regulator provides notice or other communication to BANC that the BANC NVCE stock will not, or is not reasonably expected to, be treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 or any similar or successor regulation governing the capital adequacy of banking organizations, then (a) BANC will, at the Warburg investment closing, (i) sell and issue to the Warburg Investors, and the Warburg Investors will purchase from BANC, solely shares of BANC common stock (rather than BANC NVCE stock) at the same per share price and on the same terms and conditions as set forth in the Warburg investment agreement and (ii) issue to the Warburg Investors the warrants issuable to the Warburg Investors under the Warburg investment agreement with the shares thereunder being BANC common stock (rather than BANC NVCE stock) and (b) the parties will cooperate in good faith to make any amendments, supplements or modifications to the Warburg investment agreement as may be necessary to reflect such changes and give effect to the intention of the parties.
If, as a result of, or pursuant to, the provisions of the two foregoing paragraphs in this section entitled “Covenants Regarding BANC NVCE Stock”, the Warburg Investors will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring, ten percent (10%) or more of a class of voting securities of BANC, then the Warburg investment agreement automatically implements certain additional terms and conditions, including: (a) the obligation of the Warburg Investors, on the one hand, and BANC, on the other hand, to effect the Warburg investment closing is subject to receipt of any additional approval, consent or non-objection of the Federal Reserve or any other governmental entity (whether sought pursuant to the CIBC Act, the CFC or incorporated within a governmental entity’s consideration of applications made by BANC) required in connection with the acquisition or control of 10% or more of a class of voting securities of BANC (the “voting regulatory approvals”); (b) each of the Warburg Investors and BANC will use (and cause its affiliates to use) its and their reasonable best efforts to obtain the voting regulatory approvals, including by furnishing to the Federal Reserve or other applicable governmental entity such information as is usual and customary in connection with such applications by similarly situated investors or issuers, as applicable, but subject to certain limitations; (c) the condition to closing relating to the absence of “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act, and the applicable implementing regulations thereunder, as it relates to the CIBC Act, will not apply; (d) the percentage referenced in the Warburg Investors’ representation related to its post-closing ownership for purposes of the BHC Act or the CIBC Act or their respective implementing regulations will be deemed to be 24.9%; and (e) for purposes of the definition of “Materially Burdensome Condition”, the condition related to the CIBC Act will not apply. However, none of the foregoing will require the Warburg Investors or BANC to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in connection with obtaining the voting regulatory approvals that would or would be reasonably be expected to be a Materially Burdensome Condition, and, in the event that a Materially Burdensome Condition is asserted, BANC will be fully released of its obligations in the provisions of this paragraph and the two foregoing paragraphs in this section entitled “Covenants Regarding BANC NVCE Stock” and any obligation with respect to the BANC exemption amendment proposal.
As used in the investment agreements, “Materially Burdensome Condition” means any action, or commitment to take or refrain from taking any action, or acceptance or agreement to any condition or restriction, in each case, that would reasonably be expected to cause the applicable Investors, their affiliates or any of their partners or principals to (a) “control” BANC or be required to become a bank holding company, in each case, pursuant to the BHC Act; (b) “control” BANC or be required to provide prior notice pursuant to the CIBC Act; (c) serve as a source of financial strength to BANC pursuant to the BHC Act; or (d) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to BANC, PACW or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, BANC, PACW or any of their respective subsidiaries.
Standstill
Subject to certain exceptions, following the Warburg investment closing, during the Director Rights Period, unless (x) specifically requested in writing in advance by BANC, (y) BANC has given its prior written consent or (z) in connection with the express terms of the Warburg investment agreement, each of the Warburg Investors agreed that neither they nor any of their affiliates will, directly or indirectly (and each of the Warburg Investors will not assist, advise, act in concert or participate with or encourage others to): (a) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership, including beneficial ownership of any material portion of the assets or securities of BANC or any of its subsidiaries, or any rights or options to acquire such ownership (including from any third party); (b) publicly offer to enter into, or publicly or privately propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with BANC or any of its subsidiaries (other than the mergers); (c) (i) call or requisition, or seek to call or requisition, any meeting of BANC stockholders or provide to any third party a proxy, consent or requisition to call any meeting of BANC stockholders, (ii) seek to have BANC stockholders authorize or take corporate action by written consent without a meeting, solicit any consents from BANC stockholders or grant any consent or proxy for a consent to any third party seeking to have the stockholders of BANC authorize or take corporate action by written consent without a meeting, (iii) seek representation on the BANC board of directors (other than the Warburg director), (iv) seek the removal of any member of the BANC board of directors, (v) make a non-binding or precatory vote, of BANC stockholders or (vi) make a request for BANC’s stock ledger pursuant to Section 2-513 of the MGCL; (d) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of BANC or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A); (e) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (a)-(d) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of BANC or its subsidiaries; (f) file a Schedule 13D (or amendment thereto) with respect to BANC or any of its outstanding voting securities, except as required by applicable law; or (g) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the foregoing matters set forth in this paragraph.

Gross-up Rights
BANC and the Warburg Investors agreed that, subject to certain exceptions, following the Warburg investment closing, for so long as the Warburg Investors and their affiliates beneficially own in the aggregate the lesser of (i) 2.5% of the outstanding shares of BANC common stock (on an As-Converted Basis) and (ii) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing, solely to the extent permitted by applicable law, if BANC proposes to newly issue a number of shares of BANC common stock or preferred stock convertible to or exchangeable for BANC common stock, then (a) BANC will offer to issue, convey and sell to the Warburg Investors, on such terms that BANC proposes to issue such securities and upon full payment by the Warburg Investors, a portion of such securities proposed to be issued equal to the percentage of BANC common stock beneficially owned by the Warburg Investors (calculated on an As-Converted Basis as of immediately prior to such proposed issuance of the securities), and (b) the Warburg Investors will have the right (but not the obligation) to accept BANC’s offer to purchase any or all of such securities.
Indemnification
Pursuant to the investment agreements, BANC and the Investors agreed to indemnify the other and their respective affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the applicable investment agreement or (b) such party’s breach of any of its agreements or covenants in the applicable investment agreement, in each case, subject to certain limitations.
Conditions to Closing of the Investment Agreements
The investment closing depends on a number of conditions being satisfied or waived, including, among others:
•
no order will have been issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the investment agreements or prohibiting, restraining or enjoining the Investors (or their respective affiliates) from owning any securities issued under or in connection with the investment agreements or voting any voting securities in accordance with the terms thereof will be in effect (and none of the Investors, BANC or BANC N.A. will have received any formal written communication from any governmental entity asserting any of the foregoing that will not have been withdrawn);

•
no applicable law will have been enacted, entered, promulgated or enforced (which remains in effect) by any governmental entity that prohibits or makes illegal consummation of the transactions contemplated by the investment agreements or that prohibits, restrains or enjoins the Investors or their respective affiliates from owning any securities issued under or in connection with the investment agreements or voting any voting securities in accordance with the terms thereof;

•
solely for the Warburg investment agreement, any applicable waiting periods will have expired or been terminated, and any approvals required will have been obtained, in each case, if required to effect the issuance of BANC common stock in lieu of BANC NVCE stock (as further described in “Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock”) pursuant to the Warburg investment agreement;

•
the applicable Investor having received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the applicable investment agreement will not result in such Investor being deemed to have, or have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the applicable investment agreement contemplated to occur at the applicable investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225); provided, however, that, solely for purposes of the Warburg Investors, if the Warburg Investors will acquire or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring ten percent (10%) or more of a class of voting securities of BANC, then the foregoing condition to the investment closing, as it relates to the CIBC Act, will not apply;

•
BANC’s having filed the requisite Supplemental Listing Application in respect of the BANC common stock issued under the investment agreements or issuable upon conversion of the BANC NVCE stock or the warrants in accordance with rules of the NYSE, and no further action will be required to authorize such additional shares for listing, subject to official notice of issuance;

•
all of the conditions to the merger closing will have been satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the applicable investment agreement), other than those conditions that by their nature can only be satisfied or waived at the merger closing (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the applicable investment agreement)), and the first merger will have been consummated, or will be consummated substantially concurrently with the applicable investment closing, in accordance with the terms and conditions of the merger agreement;

•
the purchase and sale of shares of BANC common stock and BANC NVCE stock (with proceeds to BANC in an amount, which together with the other Investors, is greater than or equal to $400,000,000) will have been consummated, or will be consummated substantially concurrently with the applicable investment closing, in all material respects in accordance with the terms and conditions of such other investment agreement;

•
the absence, since the date of the investment agreements, of the occurrence of a “material adverse effect”, and no circumstance, event, change, occurrence, development or effect will have occurred that, individually or in the aggregate, would reasonably be expected to have a “material adverse effect” (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect);

•
the accuracy of the representations and warranties of each party contained in the applicable investment agreement generally as of the date on which the investment agreements were entered into and as of the date of the applicable investment closing, subject to the materiality standards provided in the applicable investment agreement (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect); and

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the applicable investment agreement at or prior to the applicable investment closing (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect).

BANC cannot provide assurance as to when or if all of the conditions to the investment agreements can or will be satisfied or waived by the appropriate party.
Termination of the Investment Agreements
Each investment agreement will automatically terminate upon the valid termination of the merger agreement for any reason in accordance with its terms and conditions.
Each investment agreement can be terminated at any time prior to the applicable investment closing in the following circumstances:
•	by mutual written consent of BANC and the applicable Investor;
•
by BANC or the applicable Investor, upon written notice to the other party, in the event that the applicable investment closing does not occur on or before April 25, 2024, unless, if (a) all of the closing conditions in the merger agreement have been satisfied or waived other than the condition (x) related to a requisite regulatory approval or (y) that there will not be in effect any order issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the merger agreement (to the extent related to a Requisite Regulatory Approval (as defined in the investment agreements)) and (b) all of the closing conditions in the applicable investment agreement have been satisfied or waived other than the condition relating to the satisfaction or waiver of all of the conditions in the merger agreement (and other than those conditions that by their nature can only be satisfied or waived at the closing, so long as such conditions are reasonably capable of being satisfied), then the investment termination date will be automatically extended to July 25, 2024 (the “investment termination date”), except that the foregoing right to terminate will not be available to any party whose failure to fulfill any obligation under the applicable investment agreement will have been the cause of, or will have resulted in, the failure of the applicable investment closing to occur on or prior to such date;
•
by BANC or the applicable Investor if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing (or whose failure to grant such Requisite Regulatory Approval would reasonably be expected to have, individually or in the aggregate, a material adverse effect on BANC) has denied approval of the transactions contemplated by the applicable investment agreement and such denial has become final and nonappealable or any governmental entity has issued a final and nonappealable order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the applicable investment agreement, unless the failure to obtain a Requisite Regulatory Approval has been caused by the failure of the party seeking to terminate the applicable investment agreement to perform the obligations, covenants and agreements of such party;

•
by BANC (so long as BANC is not then in material breach of any representation, warranty, covenant or other agreement contained in the applicable investment agreement that is a condition to the applicable Investor’s obligation to effect the applicable investment closing), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in such investment agreement on the part of such Investor, which breach, either individually or in the aggregate with all other breaches by such Investor, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of such Investor’s covenants or agreements or representations or warranties set forth in such investment agreement, and which is not cured within 45 days following written notice to such Investor, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date); or

•
by the applicable Investor (so long as such Investor is not then in material breach of any representation, warranty, covenant or other agreement contained in the applicable investment agreement that is a condition to BANC’s obligation to effect the applicable investment closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in such investment agreement on the part of BANC, which breach, either individually or in the aggregate with all such other breaches by BANC, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of BANC’s covenants or agreements or representations or warranties set forth in such investment agreement, and which is not cured within 45 days following written notice to BANC, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date).

Effect of Termination
In the event of termination of an investment agreement by either BANC or the applicable Investor as provided under the section entitled “—Termination of the Investment Agreements” above, the applicable investment agreement will become void and have no effect, and none of BANC, the applicable Investor, any of their respective affiliates or any of the officers, directors, members or partners of any of them will have any liability of any nature whatsoever under such investment agreement, or in connection with the transactions contemplated by such investment agreement, except that (i) designated provisions of the applicable investment agreement relating to the confidential treatment of information, public announcements, the effect of termination and certain general provisions will survive the termination and (ii) neither BANC nor the applicable Investor will be relieved or released from any liability for Fraud or willful and intentional breach of any covenant or agreement set forth in the applicable investment agreement.
Commitment Compensation and Transaction Expenses
BANC and each Investor have agreed that, in the event that (a) the merger agreement is terminated pursuant to its terms and BANC actually receives all or any portion of the termination fee and (b) the applicable investment agreement has not been terminated by BANC due to the applicable Investor’s breach of any of its covenants or agreements or representations or warranties set forth in such investment agreement, BANC will pay the (x) Warburg Investors an amount equal to 16.3% and (y) Centerbridge Investor an amount equal to 3.7%, in each case, of the amount of the termination fee net of BANC’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreements and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee.
In the event that the investment closing occurs, BANC will reimburse each Investor for such Investor’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the transactions contemplated by the applicable investment agreement, subject to certain caps.
The NVCE Articles Supplementary
As a condition to the Warburg investment closing, BANC will file with the Maryland Department of State the NVCE articles supplementary designating the BANC NVCE stock and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, of the shares of BANC NVCE stock. The NVCE articles supplementary will be made a part of the BANC charter by the filing of the NVCE articles supplementary with the Maryland Department of State.
The following is a summary of the material terms of the BANC NVCE stock as contained in the NVCE articles supplementary and is subject to, and qualified in its entirety by reference to, the complete text of the NVCE articles supplementary. We encourage you to read the NVCE articles supplementary, a form of which is attached hereto as Annex E.
Number of Shares
The NVCE articles supplementary will designate no less than approximately 26.7 million shares as BANC NVCE stock out of BANC’s authorized but unissued preferred stock.
Ranking
Subject to certain customary exceptions, the BANC NVCE stock will, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the BANC common stock with respect to dividends or distributions (including regular quarterly dividends) declared by the BANC board of directors and rights upon any liquidation, dissolution, winding up or similar proceeding of BANC, as provided in the BANC charter.
Stated Value
The BANC NVCE stock will have a par value of $0.01 per share.
Conversion Price
The conversion price of the BANC NVCE stock will initially be $12.30 per share and convertible on a one-to-one basis with BANC common stock, subject to certain adjustments for (a) stock dividends and distributions on BANC common stock, (b) subdivisions, splits and combinations of BANC common stock, (c) certain issuances by BANC of rights or warrants to purchase BANC common stock, (d) distributions to BANC stockholders of any debt or assets of BANC, (e) cash distributions by BANC to BANC stockholders, (f) self-tender offers or exchange offers for BANC common stock, (g) any rights plans with respect to BANC common stock and (h) certain reorganization events, in each case, subject to certain exceptions (such conversion price, as may be adjusted, the “applicable conversion rate”).
Conversion Rights
Subject to any applicable transfer restrictions in the investment agreements, each share of BANC NVCE stock will automatically convert into BANC common stock at the applicable conversion rate when transferred (a) to BANC, (b) in a widespread public distribution, (c) in a transfer in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any class of voting securities of BANC or (d) to a purchaser that would control more than fifty percent (50%) of every class of voting securities of BANC without any transfer from such holder of the BANC NVCE stock.
Dividends
Each share of BANC NVCE stock will be entitled to receive, when, as and if declared by the BANC board of directors, all cash dividends or distributions made in respect of the shares of BANC common stock, at the same time and on the same terms as holders of BANC common stock based on the applicable conversion rate.
Voting Rights
The BANC NVCE stock will not have any voting rights, subject to certain exceptions, including voting rights required by applicable law and amendments or modifications to the NVCE articles supplementary or BANC charter (subject to certain exceptions) that would alter, modify or change the preferences, rights, privileges or powers of the BANC NVCE stock in a manner that would significantly and adversely affect the preferences, rights, privileges or powers of the BANC NVCE stock.
Reorganization Events
Subject to certain exceptions, upon the occurrence of a reorganization event, each share of BANC NVCE stock outstanding immediately prior to such reorganization event (and not already converted) will automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such reorganization event by a holder of the number of shares of BANC common stock into which such shares of BANC NVCE stock was convertible immediately prior to such reorganization event in exchange for such shares of BANC NVCE stock.
As used in the NVCE articles supplementary, a “reorganization event” means (a) any consolidation, merger, conversion or other similar business combination of BANC with or into another person, in each case, pursuant to which all of the BANC common stock outstanding will be converted into cash, securities, or other property of BANC or another person; (b) any sale, transfer, lease, or conveyance to another person of all or substantially all of the property and assets of BANC and its subsidiaries, taken as a whole, in each case pursuant to which all of the BANC common stock outstanding will be converted into cash, securities, or other property of BANC or another person; (c) any reclassification of BANC common stock into securities other than BANC common stock; or (d) any statutory exchange of all of the outstanding shares of BANC common stock for securities of another person (other than in connection with a merger or acquisition).
Redemption Rights
BANC will not have redemption rights with respect to the BANC NVCE stock.
The Warrants
Upon the investment closing, BANC will issue to each Investor separate warrants. Pursuant to the investment agreements, the (a) Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock and (b) Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
The following is a summary of the material terms of the warrants and is subject to, and qualified in its entirety by reference to, the complete text of the warrants. We encourage you to read the warrants, forms of which are attached hereto as Annex F and Annex G.
Exercise of the Warrants
The warrants carry a term of seven years following the investment closing. Subject to certain limitations, prior to such seven year anniversary, each of the warrants (a) may be exercised by the holder thereof or (b) will automatically be exercised if the market price of BANC common stock reaches or exceeds $24.60 (a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock in the investment agreements) for 20 or more trading days during any 30-consecutive trading day period.

Transfer
Subject to the transfer restrictions contained in the investment agreements, including the applicable lock-up period for each Investor, the warrants may be transferred by the holder thereof.
Adjustments and Other Rights
The exercise price, mandatory exercise price and number of shares subject to each of the warrants are subject to certain adjustments for, among other things, (a) dividends, distributions, stock splits, subdivisions, reclassifications or combinations and (b) issuances by BANC of BANC common stock at a price below the conversion price (with respect to the Warburg warrants) and the exercise price (with respect to the Centerbridge warrants), in each case, as adjusted from time to time in accordance with the NVCE articles supplementary and/or the applicable warrants.
In any Business Combination (as defined in the warrants) involving BANC, the warrantholders’ right to receive shares of BANC common stock or BANC NVCE stock (as applicable) underlying each warrant upon exercise thereof will be converted into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of shares of BANC common stock or BANC NVCE stock (as applicable) underlying each warrant upon exercise thereof immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of the applicable warrant).
Registration Rights
BANC and each Investor agreed in the applicable investment agreement that, upon the investment closing, BANC and the Investors will enter into a registration rights agreement, pursuant to which the Investors and their respective affiliates and certain permitted transferees (“registration rights holders”) will have customary registration rights with respect to the shares of BANC common stock (a) purchased under the investment agreements and (b) issued upon the conversion of shares of the BANC NVCE stock purchased under the Warburg investment agreement or issued upon the exercise of the warrants.
The following is a summary of the material terms of the registration rights agreement and is subject to, and qualified in its entirety by reference to, the complete text of the registration rights agreement. We encourage you to read the registration rights agreement, a form of which is attached hereto as Annex H.
Registrable Securities
The shares of BANC common stock described above will cease to be registrable securities on the earliest to occur of (a) a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, (b) such securities have been sold in accordance with Rule 144 of the Securities Act and the restrictive legend has been removed, (c) such securities have been transferred in a transaction in which the transferor’s rights under the registration rights agreement are not assigned to the transferee of the securities in accordance with the terms of the registration rights agreement, (d) such securities have been otherwise transferred, new certificates or book-entry positions for them not bearing a legend restricting further transfer have been delivered by BANC and subsequent public distribution of them does not require registration under the Securities Act, or (e) such securities have ceased to be outstanding.
Shelf Registration Rights
No later than 89 days following the investment closing (or, if earlier, no later than the business day prior to the expiration of the lock-up period), BANC will use its reasonable best efforts to file a shelf registration statement on Form S-3 (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), registering the resale of all of the registrable securities held by the Investors, except that BANC is not required to cause the shelf registration statement to become effective or to file the post-effective amendment or prospectus supplement to an existing shelf registration statement prior to the business day prior to the expiration of the lock-up period.
Demand Registration Rights
If BANC is ineligible to file with the SEC a shelf registration statement on Form S-3, it agrees to use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 registering for resale of the registrable securities, except that BANC is not required to cause such demand registration statement to be declared effective prior to the expiration of the lock-up period.
Limitations on Shelf Take-Downs and Demand Registrations
The registration rights holders are entitled to up to five underwritten shelf take-downs and demand registrations per year in the aggregate (four of which may be requested by the Warburg Investors and their affiliates who are or become stockholders, and one of which may be requested by the Centerbridge Investor and their affiliates who are or become stockholders), with no more than two marketed deals in the aggregate and a 90-day “cooling off” period between a marketed deal and an underwritten shelf take-down or demand registration (including a block trade). Any underwritten shelf take-down or demand registration must be for at least $50 million, unless the number of registrable securities to be sold represents all of a registration rights holders’ remaining registrable securities.
Piggy-back Registration Rights
At any time after the expiration of the lock-up period, if BANC proposes to file a registration statement to register an offering of its common equity securities under the Securities Act or to conduct certain shelf take-downs, either for its own account or for the account of any other person, subject to certain exceptions, the registration rights holders are entitled to include their registrable securities in such registration statement or shelf take-down, subject to certain cutback provisions.
Expenses and Indemnification
The registration rights agreement contains customary expense and indemnification provisions.
Lock-up
If requested by the managing underwriter(s), each registration rights holder that beneficially owns at least five percent (5%) of the BANC common stock (on an As-Converted Basis (as defined in the registration rights agreement)) and that is offered the opportunity to participate in a marketed underwritten offering, agrees to enter into a customary lock-up agreement not to exceed 90 days in respect of an underwritten offering by BANC, and BANC will cause each of its executive officers and directors and any other five percent (5%) or more beneficial owners to enter into lock-up agreements with no less restrictive terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of PACW common stock that exchange their shares of PACW common stock for the merger consideration. This section applies only to PACW stockholders that hold their common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment).
This discussion does not describe all U.S. federal income tax considerations that may be relevant to a PACW stockholder in light of the PACW stockholder’s particular circumstances or to PACW stockholders that may be subject to special treatment under U.S. federal income tax laws, including:
•	banks and financial institutions;
•	tax-exempt entities;
•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•	insurance companies;
•	brokers and dealers in securities, currencies or commodities;
•	taxpayers subject to mark-to-market accounting rules;
•
persons that acquired PACW common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, or in connection with services;

•	persons that are not U.S. Holders;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	regulated investment companies and real estate investment trusts;
•	governments or agencies or instrumentalities thereof;
•	persons holding PACW common stock as part of a “straddle,” hedge, integrated transaction or similar transaction; and
•	certain former citizens or long-term residents of the United States.
In addition, this discussion does not address considerations relating to the alternative minimum tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws are not discussed.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of PACW common stock that, for U.S. federal income tax purposes, is or is treated as (1) a citizen or individual resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds PACW common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold PACW common stock and their partners should consult their tax advisors regarding the U.S. federal income tax consequences to them of the matters discussed below.
Tax Consequences of the Mergers Generally
The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to PACW’s obligation to complete the first merger that PACW receive an opinion from Sullivan & Cromwell, dated the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to

BANC’s obligation to complete the first merger that BANC receive an opinion from Skadden, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by PACW and BANC and on customary factual assumptions. These opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of PACW and BANC. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected.
Neither of the opinions described above will be binding on the IRS. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
In accordance with the opinions described above, and subject to the limitations and qualifications therein, the U.S. federal income tax consequences of the mergers to U.S. Holders of PACW common stock are set forth in the remainder of this discussion:
•
a holder who receives solely shares of BANC common stock (or receives BANC common stock and cash solely in lieu of a fractional share) in exchange for shares of PACW common stock generally will not recognize any gain or loss upon the first merger, except with respect to the cash received in lieu of a fractional share of BANC common stock;

•
the aggregate tax basis of the BANC common stock received in the first merger (including fractional share interests in BANC common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the PACW common stock for which it is exchanged; and

•
the holding period of BANC common stock received in the first merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the PACW common stock for which it is exchanged.

If holders acquired different blocks of PACW common stock at different times and at different prices, a holder’s tax basis and holding period in BANC common stock may be determined with reference to each block of PACW common stock.
Cash in Lieu of a Fractional Share
A PACW stockholder who receives cash in lieu of a fractional share of BANC common stock will be treated as having received the fractional share of BANC common stock pursuant to the first merger and then as having exchanged that fractional share with BANC for cash. The U.S. federal income tax consequences of the receipt of cash in lieu of a fractional share of BANC common stock will depend on whether the receipt of the cash has the effect of a distribution to such holder or is treated as a sale or exchange. If the receipt of cash in lieu of a fractional share is treated as a sale or exchange with respect to a holder, such a holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of BANC common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares (including the holding period of PACW common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.
If the receipt of cash in lieu of a fractional share of BANC common stock has the effect of a distribution, the receipt of such cash will generally be treated as a dividend to the extent of such holder’s ratable share of the earnings and profits of BANC and PACW. The receipt of cash in lieu of a fractional share of BANC common stock will generally be treated as having the effect of a distribution if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly-traded corporation will experience a “meaningful reduction” in the holder’s percentage ownership, and as a result a redemption will not be “essentially equivalent to a dividend,” if the stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above test, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. A U.S. holder would generally recognize dividend income up to the amount of the cash received on any amount treated as having the effect of a dividend under the tests set forth under Section 302 of the Code.
Backup Withholding
Payments of cash to a non-corporate PACW stockholder in connection with the first merger will be subject to information reporting, and may be subject to backup withholding. A PACW stockholder generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. PACW stockholders should consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
BANC and PACW are providing the following unaudited pro forma condensed combined financial information to aid BANC stockholders and PACW stockholders in their analysis of the financial aspects of the mergers and investments (the “transaction”). The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the unaudited consolidated balance sheet of BANC as of June 30, 2023 with the unaudited condensed consolidated balance sheet of PACW as of June 30, 2023, giving effect to the transaction as if it had been consummated on June 30, 2023.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the unaudited consolidated statement of operations of BANC for the six months ended June 30, 2023 with the unaudited condensed consolidated statement of operations of PACW for the six months ended June 30, 2023, giving effect to the transaction as if it had been consummated on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the audited consolidated statement of operations of BANC for the year ended December 31, 2022 with the audited consolidated statement of operations of PACW for the year ended December 31, 2022, giving effect to the transaction as if it had been consummated on January 1, 2022.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this joint proxy statement/prospectus:
•
The historical unaudited consolidated financial statements of BANC as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of BANC as of and for the year ended December 31, 2022; and

•
The historical unaudited condensed consolidated financial statements of PACW as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of PACW as of and for the year ended December 31, 2022.

The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere or incorporated by reference into this joint proxy statement/prospectus.
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the transaction and significant financing adjustments upon the closing of the transaction, both of which are discussed in further detail below. Amounts presented in the “Transaction Adjustments” column reflect the accounting for reverse acquisition of BANC by PACW. Amounts presented in the “Financing Adjustments” column represent additional transactions the combined company will undertake to issue additional equity, divest certain investments, and reduce debt. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the transaction been consummated on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.
As of the date of this joint proxy statement/prospectus, PACW has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the BANC assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, certain BANC assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of BANC’s assets and liabilities will be based on BANC’s actual assets and liabilities as of closing of the transaction and, therefore, cannot be made prior to the consummation of the transaction. In addition, the value of the transaction consideration upon the consummation of the transaction will be determined based on the share price as of closing of the transaction. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Upon closing of the transaction, the ownership distribution of the combined company will be as follows, assuming the consummation of the transaction, and excluding the potential dilutive effect of warrants or other equity awards:
Total Capitalization (in millions)
	Pro forma cap table
	Shares	%
BANC common stockholders	56.9	33.6
PACW stockholders	79.3	46.7
Investors	32.5	19.2
Conversion of BANC awards	0.3	0.2
BANC Class B Non-Voting Common Stock	0.5	0.3
Total ownership at closing of the transaction	169.5	100.0
Accounting for the Transaction
The transaction will be accounted for as a reverse acquisition in accordance with GAAP. Under this method of accounting, BANC has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the relative size of PACW with regard to assets, revenue, and earnings and the relative voting power of PACW. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of PACW with the acquisition being treated as the equivalent of PACW issuing stock for the net assets of BANC. The net assets of BANC will be recorded by PACW at their fair value as of the date the transaction is completed.
Accounting for the Warrants
The accounting for the warrants was evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, to determine if the warrants should be classified as a liability or within equity. As part of that preliminary analysis, it was determined that the warrants are freestanding from the related shares of common stock, do not meet the criteria within ASC 480 to be classified as a liability, and meet the criteria in ASC 815-40 to be classified within equity. Therefore, an adjustment to recognize warrant shares would have no net impact on any financial statement line item as it would simultaneously increase and decrease additional paid-in capital. Thus, no adjustment has been applied to the unaudited pro forma condensed combined financial information related to the warrants.
Balance Sheet Repositioning
Under the merger agreement, although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger, BANC and PACW commit to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price, contingent upon the merger closing and either, as BANC and PACW reasonably determine, prior to the merger closing or effective as of, or as soon as reasonably practicable after, the merger closing. The information provided below is based on BANC and PACW’s current expectations and is not a guaranty or assurance that the balance sheet repositioning will be completed by the expected timing or on the terms described below. The amounts set forth below represent the best reasonable estimates of the BANC management team regarding the balance sheet repositioning activity as of the date of this joint proxy statement/prospectus. Accordingly, the actual amounts may vary depending on market conditions.

In connection with the balance sheet repositioning contingent upon the merger closing, as of the date of this joint proxy statement/prospectus, BANC and PACW plan to sell an aggregate of $7 billion of BANC and PACW assets, collectively, at or following closing, comprised of the following possible assets:
•	BANC has identified the following assets, with each portfolio having been hedged for interest rate risk:
(i) $1.8 billion of its single-family residential mortgage portfolio
•
BANC entered into a forward sale commitment with affiliates of JPM (the “forward sale commitment”) with respect to the single-family residential mortgage portfolio, which is comprised of $1.8 billion in assets as of June 30, 2023, which is contingent upon receipt of approval for the closing of the bank merger. The forward sale commitment contains customary terms and conditions associated with a whole loan sale, and settlement is contemplated on November 8, 2023, or such other date as may be mutually agreed. If settlement does not occur by November 8, 2023, the purchase price is subject to adjustment reflecting at-market fees based on the additional time for settlement. It is anticipated that BANC will transfer such mortgage portfolio as soon as possible after the closing of the mergers, which may take up to a week post-closing due to operational considerations. The forward sale commitment will automatically terminate if approval to close the bank merger is not received by December 8, 2023. If the forward sale commitment terminates before the completion of the mergers, then it is possible that BANC will be unable to sell such assets on the terms that are at least as favorable to BANC as the terms set forth in the forward sale commitment.

(ii) $1.6 billion of its multi-family residential mortgage portfolio
•
The $1.6 billion multi-family residential mortgage portfolio is currently being marketed to several potential counterparties for sale, pending closing of the mergers. BANC has received multiple external bids for such assets. BANC plans to implement the structure of the single-family forward sale agreement discussed above and target a date in mid to late November for close. BANC anticipates that the sale and transfer of this portfolio would be consummated approximately one week following the closing of the mergers. Completion of this multi-family forward sale transaction is contingent upon (a) the finalization of such forward agreement to sell the portfolio and (b) the closing of the mergers occurring prior to the expiration of the term of such forward sale agreement, as it may be extended.

(iii) $1.2 billion of available-for-sale securities and held-to-maturity securities (“BANC bond portfolio”), which may include, among others, collateralized mortgage obligations (“CMO”), mortgage-backed securities (“MBS”), taxable municipal bonds and collateralized loan obligations (“CLO”)
•
The BANC bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and liquid markets. The plan is to sell the BANC bond portfolio over a one to two week period immediately post-closing of the mergers. Sale of the BANC bond portfolio is dependent on (a) market liquidity and (b) market pricing (other than decreases caused by market base interest rates). For example, if the market value for certain securities in the BANC bond portfolio were to decrease substantially due to the widening of credit spreads, then such decrease could have an adverse effect on the sale due to the un-hedged impact on equity.

•	PACW has identified the following assets:
•	$2.3 billion of its available-for-sale securities (“PACW bond portfolio”), which may include, among others, commercial and residential MBS, CMO, treasury bonds and municipal bonds
•
PACW’s bond portfolio is comprised of liquid instruments with CUSIPs for which there are currently active and robust markets for sale. The plan is to sell the PACW bond portfolio over a one to two week period immediately post-closing of the mergers. PACW has not hedged the interest rate risk of the PACW bond portfolio. Accordingly, the sale of the PACW bond portfolio is dependent on (a) market liquidity and (b) market pricing (including decreases caused by interest rate change).

Proceeds of the asset sales along with excess cash are expected to be utilized in the repayment of BANC and PACW’s $13 billion of wholesale borrowings, which include (1) $5.9 billion of brokered deposits of BANC and PACW, (2) $1.3 billion outstanding of PACW’s $1.4 billion repurchase agreement facility (“Repurchase Agreement Facility”), (3) $1.1 billion of FHLB borrowings by BANC and (4) $4.9 billion of Bank Term Funding Program (“BTFP”) borrowings by PACW. The repayment of these wholesale borrowings is contingent upon the completion of the balance sheet repositioning. The expected timing of the repayments is as follows:
•	BTFP borrowings – repay at closing of the mergers or immediately thereafter
•	FHLB borrowings – repay as cash is available through December 31, 2023
•	Repurchase Agreement Facility – repay no later than December 17, 2023
•	Brokered deposits – repay as they mature through December 31, 2023
•	State of California Certificates of Deposit – repay as they mature through December 31, 2023
•	Sweep Accounts – repay as cash is available through December 31, 2023
•	Overnight borrowings – repay within seven days of closing of the mergers.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the transaction adjustments and financing adjustments required for the mergers, investments and related transactions. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for the combined company upon closing of the transaction.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the transaction and the related proposed financing transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the transaction. BANC and PACW have not had any historical material relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. Under the acquisition method of accounting, the assets and liabilities of BANC, as of the effective time, will be recorded by PACW at their respective fair values, and the excess of the transaction consideration over the fair value of BANC’s net assets will be allocated to goodwill.
Due to the timing of the transaction, the estimates of fair value are preliminary and are dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a definitive valuation. The unaudited pro forma adjustments, including the allocations of the acquisition consideration, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The determination of estimated fair values requires management to make significant estimates and assumptions, which are described in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, based on currently available information. PACW believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, these preliminary estimates may be adjusted upon the availability of new information regarding facts and circumstances which existed at the date of the transaction. Therefore, there can be no assurance that such changes will not be material. A final determination of the acquisition consideration and fair values of BANC’s assets and liabilities will be based on the actual net tangible and intangible assets of BANC that exist as of the date of closing of the transaction.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 is presented as if the mergers, investments and related transactions had occurred on June 30, 2023.
Balance Sheet Pro Forma Adjustments
As of June 30, 2023
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2023
(in thousands)
	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
ASSETS
Cash and due from banks	$208,300	$42,532	$(58,500)	(E)	$400,000	(G)	$825,060
					232,728	(H)
Interest-earning deposits in financial institutions	6,489,847	241,197					6,731,044
Total cash, cash equivalents, and restricted cash	6,698,147	283,729	(58,500)		632,728		7,556,104

Securities available-for-sale, at fair value	4,708,519	922,091			(3,222,091)	(H)	2,408,519
Securities held-to-maturity, at amortized cost, net of allowance for credit losses	2,278,202	328,405	(61,360)	(A)	(267,045)	(H)	2,278,202
Federal Home Loan Bank stock, at cost	17,250	60,281					77,531
Total investment securities	7,003,971	1,310,777	(61,360)		(3,489,136)		4,764,252

Loans held for sale	478,146	—					478,146

Gross loans and leases held for investment	22,311,292	—					22,311,292
Loans receivable	—	7,156,206	(560,812)	(A)	(3,100,930)	(H)	3,494,464
Deferred fees, net	(53,082)	—					(53,082)
Allowance for loan and lease losses	(219,234)	(80,883)	44,883	(A)			(309,219)
			(53,985)	(F)
Total loans and leases held for investment, net	22,038,976	7,075,323	(569,914)		(3,100,930)		25,443,455

Equipment leased to others under operating leases	380,022	—					380,022
Premises and equipment, net	57,078	108,235	(27,960)	(A)			137,353
Foreclosed assets, net	8,426	—					8,426
Goodwill	—	114,312	(65,825)	(A)			48,487
Core deposit and customer relationship intangibles, net	26,581	—					26,581
Other intangibles	—	6,603	234,637	(A)			241,240
Bank owned life insurance	—	128,973					128,973
Deferred tax asset, net	426,304	64,001	91,827	(A)			582,132
Other assets	1,219,599	278,312					1,497,911
Total assets	$38,337,250	$9,370,265	$(457,095)		$(5,957,338)		$41,293,082

	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
LIABILITIES
Noninterest-bearing deposits	$6,055,358	$2,446,693					$8,502,051
Interest-bearing deposits	21,841,725	4,424,383	(11,356)	(A)			26,254,752

Total deposits	27,897,083	6,871,076	(11,356)		—		34,756,803
Borrowings (including $123,065 at fair value)	6,357,338	—			(6,357,338)	(H)	—
Subordinated debt	870,378	—					870,378
Federal Home Loan Bank (FHLB) advances, net and Federal Reserve Bank (FRB) borrowings	—	1,147,997	(31,286)	(A)			1,116,711
Long-term debt, net	—	274,121	(17,743)	(A)			256,378
Accrued interest payable and other liabilities	679,256	120,017					799,273
Total liabilities	35,804,055	8,413,211	(60,385)		(6,357,338)		37,799,543

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock	498,516	—					498,516
Common stock	1,233	653	(653)	(A)	325	(G)	1,690
			(440)	(B)
			569	(C)
			3	(D)
Class B non-voting non-convertible common stock	—	5					5
Additional paid-in capital	2,911,268	867,994	(195,170)	(A)	399,675	(G)	3,969,635
			440	(B)
			(569)	(C)
			(3)	(D)
			(14,000)	(E)
Retained earnings	7,892	275,430	(275,430)	(A)			(90,593)
			(44,500)	(E)
			(53,985)	(F)
Treasury stock, at cost	(111,911)	(137,270)	137,270	(A)			(111,911)
Accumulated other comprehensive (loss) income, net	(773,803)	(49,758)	49,758	(A)			(773,803)
Total stockholders' equity	2,533,195	957,054	(396,710)		400,000		3,493,539
Total liabilities and stockholders' equity	$38,337,250	$9,370,265	$(457,095)		$(5,957,338)		$41,293,082
See accompanying notes to pro forma combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the six months ended June 30, 2023 are presented as if the mergers, investments and related transactions had occurred on January 1, 2022.
Income Statement Pro Forma Adjustments
Six Months Ended June 30, 2023
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2023
(in thousands except share and per share data)
	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Interest income:
Loans and leases	$839,657	$180,307	$16,695	(AA)	$(63,951)	(CC)	$972,708
Investment securities	88,390	30,713			(59,463)	(CC)	59,640
Deposits in financial institutions	129,629	—					129,629
Other initerest-earnings assets	—	12,050					12,050
Total interest income	1,057,676	223,070	16,695		(123,414)		1,174,027

Interest expense:
Deposits	334,681	48,645					383,326
Borrowings	230,036	—			(158,933)	(CC)	71,103
Subordinated debt	27,611	—					27,611
FHLB advances and FRB borrowings	—	24,351	6,646	(AA)			30,997
Other interest-bearing liabilities	—	7,389	1,526	(AA)			8,915
Total interest expense	592,328	80,385	8,172		(158,933)		521,952
Net interest income	465,348	142,685	8,523		35,519		652,075
Provision for credit losses	5,000	3,900	—				8,900
Net interest income after provision for credit losses	460,348	138,785	8,523		35,519		643,175

Noninterest income:
Leased equipment income	36,244	—					36,244
Other commissions and fees	21,585	—					21,585
Service charges on deposit accounts	7,888	—					7,888
Customer service fees	—	4,001					4,001
Loss on sale of loans and leases	(155,919)	—					(155,919)
Dividends and gains on equity investments	3,756	—					3,756
Warrant loss	(457)	—					(457)
LOCOM HFS adjustment	(11,943)	—					(11,943)
Loan servicing income	—	1,121					1,121
Income from bank owned life insurance	—	1,851					1,851
Other income	7,155	6,910					14,065
Total noninterest (loss) income	(91,691)	13,883	—		—		(77,808)

	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Noninterest expense:
Compensation	171,357	57,938					229,295
Customer related expense	51,307	—					51,307
Insurance and assessments	37,352	2,503					39,855
Occupancy	30,450	11,129	(742)	(AA)			40,837
Data processing	21,901	3,249					25,150
Other professional services	16,046	8,073					24,119
Leased equipment depreciation	18,463	—					18,463
Loan expense	11,769	—					11,769
Intangible asset amortization	4,800	923	19,473	(AA)			25,196
Foreclosed assets expense, net	365	—					365
Acquisition, integration and reorganization costs	20,908	—					20,908
Goodwill impairment	1,376,736	—					1,376,736
Software and technology	—	6,853					6,853
Loss on investments in alternative energy partnerships	—	1,582					1,582
(Reversal of) provision for loan repurchases	—	(819)					(819)
Other expense	131,986	8,940					140,926
Total noninterest expense	1,893,440	100,371	18,731		—		2,012,542

(Loss) earnings before income taxes	(1,524,783)	52,297	(10,208)		35,519		(1,447,175)
Income tax (benefit) expense	(131,945)	14,140	(3,022)	(BB)	10,514	(BB)	(110,313)
Net (loss) earnings	(1,392,838)	38,157	(7,186)		25,005		(1,336,862)
Preferred stock dividends	19,894	—	—				19,894

Net (loss) earnings available to common stockholders	$(1,412,732)	$38,157	$(7,186)		$25,005		$(1,356,756)

(Loss) earnings per common share
Basic	$(11.96)	$0.65					$(8.00)
Diluted	$(11.96)	$0.65					$(8.00)

Weighted average common shares(1)
Basic	118,094,000	58,494,506					169,500,000
Diluted	118,094,000	58,600,313					169,500,000
(1)
Common shares include both Class A common shares and Class B Non-Voting Common Stock, as these shares participate equally in earnings and losses. Class B Non-Voting Common Stock represents 477,321 shares of basic and diluted weighted average common shares for BANC and the combined company.

See accompanying notes to pro forma combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the fiscal year ended December 31, 2022 are presented as if the mergers and the investments had occurred on January 1, 2022.
Income Statement Pro Forma Adjustments
Twelve Months Ended December 31, 2022
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2022
(in thousands except share and per share data)
	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Interest income:
Loans and leases	$1,312,580	$327,545	$40,067	(DD)	$(127,902)	(HH)	$1,552,290
Investment securities	209,751	38,527			(96,027)	(HH)	152,251
Deposits in financial institutions	34,158	—					34,158
Other interest-earnings assets	—	6,700					6,700
Total interest income	1,556,489	372,772	40,067		(223,929)		1,745,399

Interest expense:
Deposits	200,449	27,833	11,356	(DD)			239,638
Borrowings	25,645	—			(317,867)	(HH)	(292,222)
Subordinated debt	39,633	—					39,633
Federal Home Loan Bank advances	—	15,153	26,584	(DD)			41,737
Long-term debt and other interest-bearing liabilities	—	15,421	6,103	(DD)			21,524
Total interest expense	265,727	58,407	44,043		(317,867)		50,310
Net interest income	1,290,762	314,365	(3,976)		93,938		1,695,089

(Reversal of) Provision for credit losses	24,500	(31,542)	53,985	(GG)			46,943
Net interest income after (reversal of) provision for credit losses	1,266,262	345,907	(57,961)		93,938		1,648,146

Noninterest income:
Other commissions and fees	43,635	—					43,635
Leased equipment income	50,586	—					50,586
Service charges on deposit accounts	13,991	—					13,991
Customer service fee	—	9,540					9,540
Gain on sale of loans and leases	518	—					518
Loss on sale of securities	(50,321)	(7,692)					(58,013)
Dividends and loss on equity investments	(3,389)	—					(3,389)
Warrant income	2,490	—					2,490
Loan servicing income	—	1,518					1,518
Income from bank owned life insurance	—	3,402					3,402
Other income	17,317	10,582					27,899
Total noninterest income	74,827	17,350	—		—		92,177

See accompanying notes to pro forma combined financial statements.

	PacWest Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Noninterest expense:
Compensation	406,839	113,060					519,899
Occupancy	60,964	32,811	(1,435)	(DD)			92,340
Leased equipment depreciation	35,658	—					35,658
Data processing	38,177	7,053					45,230
Insurance and assessments	25,486	3,626					29,112
Other professional services	30,278	15,001					45,279
Customer related expense	55,273	—					55,273
Intangible asset amortization	13,576	1,705	43,273	(DD)			58,554
Loan expense	24,572	—					24,572
Acquisition, integration and reorganization costs	5,703	2,080					7,783
Foreclosed assets income, net	(3,737)	—					(3,737)
Goodwill impairment	29,000	—					29,000
Gain on investments in alternative energy partnerships	—	2,313					2,313
(Reversal of) provision for loan repurchases	—	(1,004)					(1,004)
Other expense	51,732	17,728	44,500	(FF)			113,960
Total noninterest expense	773,521	194,373	86,338		—		1,054,232
Earnings (loss) before income taxes	567,568	168,884	(144,299)		93,938		686,091
Income tax expense	143,955	47,945	(42,713)	(EE)	27,806	(EE)	176,993
Net earnings (loss)	423,613	120,939	(101,586)		66,132		509,098
Preferred stock dividends	19,339	1,420					20,759
Impact of preferred stock redemption	—	3,747					3,747
Net earnings (loss) available to common stockholders	$404,274	$115,772	$(101,586)		$66,132		$484,592

Earnings (loss) per common share
Basic	$3.37	$1.90					$2.82
Diluted	$3.37	$1.89					$2.66

Weighted average common shares(1)
Basic	117,629,000	60,802,082					169,500,000
Diluted	117,629,000	61,175,108					179,840,242
(1)
Common shares include both Class A common shares and Class B Non-Voting Common Stock, as these shares participate equally in earnings and losses. Class B Non-Voting Common Stock represents 477,321 shares of basic and diluted weighted average common shares for BANC and the combined company.

See accompanying notes to pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
1. Basis of Presentation
The pro forma adjustments have been prepared as if the transaction had been consummated on June 30, 2023, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of operations, as if the transaction had been consummated on January 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The transaction will be accounted for as a reverse acquisition in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of PACW with the acquisition being treated as the equivalent of PACW issuing stock for the net assets of BANC. The net assets of BANC will be stated at their fair values, and the excess of the transaction consideration over the fair value of BANC’s net assets will be allocated to goodwill. The pro formas are based on preliminary accounting conclusions and are subject to potential revisions with further analysis.
The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. PACW management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the transaction will be expensed as incurred under ASC 805 and will be cash settled.
In addition to consideration conveyed in the form of equity, fractional shares will be settled in cash. BANC and PACW acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. The total amount of this settlement is expected to be minimal; thus it has not been reflected in the purchase consideration calculation for the purposes of the pro forma financial information presented.
PACW has performed a preliminary review of BANC’s and PACW’s accounting policies, and no material impacts are expected to be required as a result of the review performed.
2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023
The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:
(A)
Reflects the purchase price allocation adjustments to record BANC’s assets and liabilities at estimated fair value based on the consideration conveyed to PACW and to eliminate the legacy BANC equity. Purchase price in a reverse acquisition is determined based on the number of equity interests the legal acquiree (i.e., PACW) would have had to issue to give the owners of the legal acquirer (i.e., BANC stockholders) the same percentage equity interest in the combined company that results from the reverse acquisition.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Goodwill was recognized as a result of the acquisition, which represents the excess fair value of consideration over the fair value of the underlying net assets of BANC. This was considered appropriate based on the determination that the first merger would be accounted for as a business acquisition under ASC 805. The deferred tax assets represent the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments were calculated using an estimated tax rate of 29.6%. The estimates of fair value are based upon preliminary valuation assumptions believed to be reasonable but which are inherently uncertain and unpredictable; and, as a result, actual results may differ from estimates and the difference may be material.
Net Assets Identified	Fair Value (in thousands)
Cash and due from banks(2)	$42,532
Interest-earning deposits in financial institutions(2)	241,197
Securities available-for-sale, at fair value(1)	922,091
Securities held-to-maturity, at amortized cost, net of allowance for credit losses	267,045
Federal Home Loan Bank stock, at cost(2)	60,281
Loans receivable(3)	6,595,394
Allowance for Loan Losses(4)	(36,000)
Premises and equipment, net(6)	80,275
Other intangibles, net(5)	241,240
Bank owned life insurance(1)	128,973
Deferred tax asset, net(11)	155,828
Other assets(2)	278,312
Noninterest-bearing deposits(2)	(2,446,693)
Interest-bearing deposits(9)	(4,413,027)
FHLB advances, net and FRB borrowings(7)	(1,116,711)
Long-term debt(8)	(256,378)
Accrued interest payable and other liabilities(2)	(120,017)
Net assets identified, excluding goodwill	624,342
Goodwill	48,487
Total Fair Value	$672,829
Consideration Conveyed (in thousands except exchange ratio and stock price)	(in thousands except exchange ratio and stock price)
Shares to BANC common stockholders	56,900
Conversion of BANC awards(10)	300
BANC Class B Non-Voting Common Stock	500
BANC common shares outstanding, inclusive of Class B Non-Voting Common Stock	57,700
Reciprocal exchange ratio	1.5223
Current PACW stock price	$ 7.66
Total preliminary purchase price consideration	$ 672,829
(1)	These balances have historically been carried at fair value; thus, no adjustment was determined to be required to state these financial statement line items at fair value.
(2)
These balances are sufficiently short term in nature that the carrying values were assumed preliminarily to approximate fair value; thus, no adjustment was determined to be required to state these financial statement line items at fair value.

(3)
This is the fair value of loans receivable including the gross-up of the expected credit losses for PCD loans. Loans receivable were valued based on the life of the individual loans, which overall had a weighted average life of approximately 11 years, using the discounted cash flow method.

(4)	This is the expected credit losses for PCD loans.

(5)	Of this balance, $238.0 million related to Core Deposit Intangibles with an estimated useful life of 10 years, which were valued using the net cost savings method.
(6)
Of this balance, $44.1 million related to a building with an estimated useful life of 30 years, which was valued using the discounted cash flow method, and $20.9 million related to land which is not depreciated.

(7)	This balance was valued based on the life of the individual borrowings, which overall had a weighted average life of approximately 2 years, using the discounted cash flow method.
(8)	This balance was valued based on the remaining period of the debt, which had a weighted average life of approximately 4 years, using the discounted cash flow method.
(9)	This balance was valued based on the remaining life of the underlying investments, which overall had a weighted average life of less than one year, using the discounted cash flow method.
(10)	PACW performed an analysis on the potential impact of the replacement of legacy unvested BANC awards as part of the consideration calculation and determined that the potential impact was immaterial.
(11)	The deferred tax asset/(liability) adjustment was calculated as the net of all adjustments to fair value – i.e., the net step up/(step down) – multiplied by the global statutory rate of 29.6%.
A 10% fluctuation in the market price of PACW’s stock price would affect the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information with a corresponding change to goodwill (bargain purchase gain) related to the transaction, as illustrated in the table below:
Change in Stock Price	Stock Price	Estimated Merger Consideration (in millions)	Estimated Goodwill (Bargain purchase gain) (in millions)
As presented in the pro forma condensed combined results	$7.66	$672.8	$48.5
10% increase in stock price	$8.43	$740.1	$115.8
10% decrease in stock price	$6.89	$605.5	$(18.8)
(B)	Represents the issuance of 79.3 million shares of BANC common stock to PACW stockholders, the par value of which was recorded net of the removal of the historical balance of common stock.
(C)	Represents the par value of 56.9 million shares of BANC common stock held by BANC stockholders as consideration for the reverse merger.
(D)	Reflects the issuance of 0.3 million shares of BANC common stock to BANC stockholders upon closing of the transaction related to the BANC PSU awards.
(E)
Reflects nonrecurring transaction costs of $58.5 million expected to be incurred as a result of the transaction. This amount was comprised of $35.0 million in investment banking fees, $8.0 million in legal fees, $14.0 million in issuance costs, $0.5 million of accounting and audit fees, and other costs of $1.0 million. The $14.0 million in issuance costs related to BANC’s qualifying equity securities is reflected at adjustment (G); as such, this amount was recorded against the equity issued. No amount related to transaction costs was incurred or accrued for by either PACW or BANC as of June 30, 2023.

(F)
Reflects the recognition of an allowance for loan losses on BANC’s loans; this adjustment relates to loans that are not considered to be purchase credit deteriorated (“PCD”) assets. The nonrecurring expense is reflected at adjustment (GG).

(G)
Represents the pro forma adjustment to record the net proceeds of $400.0 million (in the aggregate) or greater of BANC’s qualifying equity securities and the issuance of 32.5 million shares of BANC common stock.

(H)
Reflects the sale of certain securities and gross loans and leases held for investment, including $2.3 billion PACW securities, $0.9 billion BANC available-for-sales securities, $0.3 billion BANC held-to-maturity securities, $1.6 billion BANC residential mortgage loans and $1.3 billion BANC multifamily loans, the proceeds of which will be used to pay down debt. All amounts below represent the balances as adjusted to fair value through adjustment (A). This financing-related activity was discussed among the parties to the transaction and is being contemplated as part of the repositioning activities associated with the transaction; as such, it was considered appropriate to include this information in the unaudited pro forma financial information. Under the merger agreement, although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger, BANC and PACW have committed to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonable available price. Although there are certain assets identified and plans in place for the potential sale thereof, as disclosed elsewhere in this joint proxy statement/prosectus, the asset sale is subject to market conditions at the time of such sale.
The following table presents the reduction to balances based on assets and liabilities that are expected to be sold or paid down, respectively, as part of the balance sheet repositioning activities described elsewhere in this joint proxy statement/prospectus:
(in thousands)	PACW	BANC
Assets:
Securities available-for-sale	$2,300,000	$922,091
Securities held-to-maturity	—	267,045
Gross loans and leases held for investment	—	3,100,930

Liabilities:
Borrowings	$6,357,338	$—
3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six months ended June 30, 2023
The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 are as follows:
(AA)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:
1)	Loan interest income. Reflects an increase in interest income related to loans due to the reduced fair value of this asset per the purchase price allocation.
2)
Interest expense related to 1) FHLB advances and 2) Long-term debt. Reflects an increase in interest expense related to FHLB advances and long-term debt due to the reduced fair value of this liability per the purchase price allocation. No further adjustment is applied to interest expense related to deposits for the six months ended June 30, 2023. This amount will be amortized within 12 months of the closing of the transaction; and, as the transaction is assumed to have occurred on January 1, 2022 for purposes of the unaudited pro forma condensed combined statements of operations, the fair value adjustment is fully amortized through adjustment (DD).

3)
Amortization expense. Reflects an increase in amortization expense related to acquired intangible assets, which was calculated using the sum-of-the-year-digits method of amortization and an amortization period of 10 years.

4)
Depreciation expense. Reflects a decrease in depreciation expense related to Premises and equipment, net, which was calculated on a straight-line basis using an estimated remaining useful life of 30 years.

(BB)	Reflects the tax impact of all pro forma adjustments for the six months ended June 30, 2023, calculated using the estimated global blended statutory rate of 29.6%.
(CC)	Reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down debt reflected at adjustment (H).

The following table presents the activity eliminated in conjunction with the balance sheet repositioning activities reflected at adjustment (H):
(in thousands except yield/cost)	PACW	Yield/Cost	BANC	Yield/Cost
Interest income:
Residential mortgage loans	$—		$32,264	4.10%
Multifamily loans	—		31,686	4.15%
Total Loans and leases	—		63,950
Investment securities	28,750	2.50%	30,713	4.80%

Interest expense:
Borrowings	$158,933	5.00%	$—
4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2022
(DD)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:
1)	Loan interest income. Reflects an increase in interest income related to loans due to the reduced fair value of loans per the purchase price allocation.
2)
Interest expense related to 1) FHLB advances, 2) Long-term debt, and 3) Deposits. Reflects an increase in interest expense related to FHLB advances, long-term debt, and deposits due to the reduced fair value of this liability per the purchase price allocation.

3)	Amortization expense. Reflects an increase in amortization expense related to acquired intangible assets, calculated using the sum-of-the-year-digits method and an amortization period of 10 years.
4)
Depreciation expense. Reflects a decrease in depreciation expense related to Premises and equipment, net, which was calculated on a straight-line basis using an estimated remaining useful life of 30 years.

(EE)	Reflects the tax impact of all pro forma adjustments for the year ended December 31, 2022, calculated using the estimated global blended statutory rate of 29.6%.
(FF)
Reflects the recognition of nonrecurring expenses related to estimated transaction costs in the amount of $44.5 million, which are primarily comprised of legal, accounting and finance, and other advisory fees and are reflected at adjustment (E).

(GG)	Reflects the recognition of nonrecurring expenses related to the provision for credit losses reflected at adjustment (F).
(HH)	Reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down of certain debt reflected at adjustment (H).
The following table presents the activity eliminated in conjunction with the balance sheet repositioning activities reflected at adjustment (H):
(in thousands except yield/cost)	PACW	Yield/Cost	BANC	Yield/Cost
Interest income:
Residential mortgage loans	$—		$64,529	4.10%
Multifamily loans	—		63,373	4.15%
Total Loans and leases	—		127,902
Investment securities	57,500	2.50%	38,527	4.80%

Interest expense:
Borrowings	$317,867	5.00%	$—

5. Earnings per Share Information
The pro forma weighted average shares calculations have been performed for the six months ended June 30, 2023 and the year ended December 31, 2022 by applying the two-class method and using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the transaction, assuming the transaction occurred on January 1, 2022. As the transaction is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average share outstanding for both basic and diluted earnings per share assumes that the shares issuable relating to the transaction have been outstanding for the entire periods presented.
(In thousands, except share and per share data)	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Numerator
Pro forma net profit (loss) - basic and diluted	$(1,356,756)	$484,592
Less: Dividends to PACW restricted shareholders	—	(2,240)
Less: Earnings attributable to PACW restricted shareholders	—	(4,422)
Net earnings (loss) allocated to common shares	$(1,356,756)	$477,930

Denominator
Pro forma weighted average shares of common stock outstanding - basic	169,500,000	169,500,000
Pro forma basic earnings (loss) per share	$(8.00)	$2.82
Add: Dilutive impacts of warrants	—	9,987,300
Add: Dilutive impacts of legacy BANC restricted stock units	—	348,868
Add: Dilutive impacts of legacy BANC options	—	4,074
Pro forma weighted average shares of common stock outstanding - diluted	169,500,000	179,840,242
Pro forma diluted earnings (loss) per share	$(8.00)	$2.66
The above calculation excludes the effects of potentially dilutive shares from the computation of diluted earnings (loss) per share for the six months ended June 30, 2023 as the effect would have an antidilutive impact under the treasury stock method. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net profit per share attributable to common stockholders of the combined company is the same. The above excludes the following potential common shares as of June 30, 2023, from the computation of diluted net loss per share attributable to common stockholders of the combined company for the period indicated because including them would have had an antidilutive effect:
Antidilutive:
As of June 30, 2023
Restricted stock units	2,875,346

DESCRIPTION OF BANC CAPITAL STOCK
The following summary description of the capital stock of BANC does not purport to be complete and is qualified in its entirety by reference to BANC’s charter and bylaws, the NBPS articles supplementary (as defined below) and the deposit agreement (as defined below), as well as the MGCL. Pursuant to BANC’s charter, BANC has the authority to issue up to (a) 450 million shares of common stock, par value $0.01 per share, 3,136,156 of which have been classified and designated as Class B Non-Voting Common Stock (“BANC non-voting common stock”), and (b) 50 million shares of preferred stock, par value $0.01 per share, 40,250 of which have been classified and designated as 8.00% Non-Cumulative Perpetual Preferred Stock, Series C, 115,000 of which have been classified and designated as 7.375% Non-Cumulative Perpetual Preferred Stock, Series D and 5,750,000 of which have been classified and designated as 7.000% Non-Cumulative Perpetual Preferred Stock, Series E, none of which classified and designated preferred shares are issued and outstanding.

Description of BANC Common Stock
Each share of BANC common stock has the same relative rights, and is identical in all respects, with each other share of BANC common stock, except that holders of BANC non-voting common stock have no voting rights except as required by law. BANC common stock is traded on the NYSE under the symbol “BANC.” BANC common stock represents non-withdrawable capital and is not insured by the FDIC. All of the outstanding shares of BANC common stock are, and any shares of stock issued pursuant to the merger agreement will be (upon issuance), fully paid and nonassessable.
Limitation of Liability and Indemnification Matters
BANC’s charter provides that directors and officers of BANC will not be liable to BANC or its stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.
BANC’s charter further provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses and (ii) other employees and agents to the extent authorized by the BANC board of directors and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC (or within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the event it will ultimately be determined that the standard of conduct has not been met; and (y) a written affirmation of the indemnitee of his or her good faith belief that the standard of conduct necessary for indemnification by BANC has been met.
Anti-Takeover Provisions in the Charter and Bylaws
Certain provisions of the BANC charter and the BANC bylaws could make it less likely that BANC’s management would be changed or someone would acquire voting control of BANC without the consent of the BANC board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that BANC stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.
Reclassification of Capital Stock
The BANC board of directors can at any time, under the BANC charter and without stockholder approval, classify or reclassify any unissued shares of its capital stock into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.
Preferred Stock
In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of BANC through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring BANC’s management could stop a takeover by preventing the person trying to take control of BANC from acquiring enough voting shares necessary to take control.
Restrictions on Voting Rights of BANC’s Equity Securities
Under the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.
Evaluation of Certain Offers
After evaluating a proposed business combination or change of control transaction, the BANC board of directors may, after due consideration of certain factors, take any lawful action to defeat such transaction, including, but not limited to, advising BANC stockholders not to accept the proposal, instituting litigation against the party making the proposal, filing complaints with governmental and regulatory authorities, acquiring the stock or any of the securities of BANC, increasing the authorized stock of BANC, selling or otherwise issuing authorized but unissued stock, acquiring a company that would create an antitrust or other regulatory problem for the party making the proposal and obtaining a more favorable offer from another individual or entity.
Nomination Procedures
Holders of BANC common stock can nominate candidates for the BANC board of directors. A BANC stockholder must follow the advance notice procedures described in the BANC bylaws. In general, to nominate a person for election to the BANC board of directors at an annual meeting of BANC’s stockholders, a BANC stockholder must submit a written notice of the proposed nomination to BANC’s secretary at least 90 but not more than 120 days before the first anniversary of the preceding year’s annual meeting.
Amendment of Bylaws
The BANC bylaws may be adopted, amended or repealed as provided in the BANC charter. Under the BANC charter, the BANC board of directors may adopt, amend or repeal the BANC bylaws by approval of a majority of the total number of directors BANC would have if there were no vacancies on the BANC board of directors.
BANC stockholders may also adopt, amend or repeal the BANC bylaws by the affirmative vote of a majority of the voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the voting limitation in the BANC charter described in the section entitled “—Restrictions on Voting Rights of BANC’s Equity Securities”), voting together as a single class. However, the approval of at least two-thirds of the voting power of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the voting limitation in the BANC charter described in the section entitled “—Restrictions on Voting Rights of BANC’s Equity Securities”), voting together as a single class, is required to adopt, amend or repeal any provision in the BANC bylaws related to special meetings of its stockholders.
Common Stock
Voting Rights
Holders of BANC common stock (other than BANC non-voting common stock) are entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors. However, under the BANC charter, no beneficial owner of more than 10% of the outstanding shares of BANC common stock may vote shares in excess of the 10% threshold. See the section entitled “—Anti-Takeover Provisions in the Charter and Bylaw—Restrictions on Voting Rights of BANC’s Equity Securities.” Except for the election of directors, certain amendments to the BANC bylaws (as described above) and as otherwise required by law or provided for in the BANC charter, all matters on which BANC stockholders will vote will be determined by a majority of the votes cast at the meeting. Cumulative voting of directors is not permitted. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, at any meeting for the election of directors at which a quorum is present, directors will be elected by a majority of the votes cast if the number of director nominees is less than or equal to the number of open board seats (i.e., an uncontested election) and a plurality of the votes cast if the number of director nominees exceeds the number of open board seats (i.e., a contested election).
Distributions
Holders of BANC common stock may receive distributions when, as and if declared by the BANC board of directors out of funds legally available for payment of distributions, subject to any restrictions imposed by federal banking regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Other restrictions on BANC’s ability to pay distributions are described below in the section entitled “—Restrictions on Distributions.”
Liquidation Preference
Holders of common stock are not entitled to a liquidation preference in respect of those shares. Upon liquidation, dissolution or winding up of BANC, holders of BANC common stock will be entitled to share ratably in all assets remaining after the payment of all liabilities of BANC and of preferential amounts to which holders of any preferred stock may be entitled.

Other Matters
The holders of the BANC common stock have no preemptive or other subscription rights. BANC common stock is not subject to call or redemption.
Restrictions on Ownership of BANC’s Common Stock
Under the BHC Act, any person or company is required to obtain the approval of the Federal Reserve before acquiring control of BANC, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting securities of BANC or the power to exercise a “controlling influence” over BANC. In the case of an acquirer that is a bank or bank holding company, the BHC Act requires approval of the Federal Reserve for the acquisition of ownership or control of any voting securities of BANC, if the acquisition results in the bank or bank holding company controlling more than 5% of the outstanding shares of any class of BANC’s voting securities. The CIBC Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring “control” of a bank holding company, such as BANC, unless the Federal Reserve has been given prior notice and has not objected to the transaction. Under Federal Reserve regulations, the acquisition of 10% or more of a class of voting stock of BANC would generally be deemed an acquisition of control of BANC.
Restrictions on Voting Rights of BANC’s Common Stock
As noted above, under the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.
Transfer Agent
The transfer agent for BANC common stock is jointly Computershare Inc. and Computershare Trust Company, N.A.
Restrictions on Distributions
BANC’s ability to make distributions or to repurchase its common stock, and the ability of BANC N.A. to pay dividends to BANC, are restricted by several factors. First, BANC is incorporated in Maryland and is governed by the MGCL. Under the MGCL, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as the indebtedness become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. A distribution that would not comply with the restriction described in clause (ii) above may nevertheless be made from the corporation’s net earnings for the fiscal year in which the distribution is made, the corporation’s net earnings for the preceding fiscal year or the sum of the corporation’s net earnings for the preceding eight fiscal quarters.
Furthermore, notification to the Federal Reserve is required prior to BANC declaring and making a cash distribution to its stockholders during any period in which its quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, BANC may not make a distribution should the Federal Reserve object until such time as BANC receives approval from the Federal Reserve or no longer needs to provide notice under applicable regulations.
Finally, BANC’s ability to pay dividends depends largely on its receipt of cash dividends from BANC N.A., which are limited by various statutes and regulations. Dividends paid by BANC N.A. are regulated by the OCC. OCC regulations impose various restrictions on the ability of a bank to make capital distributions, which include dividends. Generally, a well-capitalized bank may make capital distributions during any calendar year equal to up to 100% of year-to-date net income plus retained net income for the two preceding years without prior OCC approval. However, any dividend paid by BANC N.A. would be limited by the need to maintain its well-capitalized status plus the capital buffer in order to avoid additional dividend restrictions. Currently, BANC N.A. does not have sufficient dividend-paying capacity to declare and pay such dividends to BANC without obtaining prior approval from the OCC under the applicable regulations. During the year ended December 31, 2022, BANC received $126.0 million in dividends from BANC N.A.

During the six months ended June 30, 2023, BANC N.A. paid $70 million in dividends to BANC.
Refer to “Item 1. Business—Regulation and Supervision” in BANC’s most recent Annual Report on Form 10-K and similar sections in BANC’s future filings for more information about restrictions on the ability of BANC’s subsidiary bank to pay BANC dividends.

Description of New BANC Preferred Stock
In connection with the mergers, BANC will file with the Maryland Department of State articles supplementary designating the new BANC preferred stock and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, of the shares of new BANC preferred stock (the “NBPS articles supplementary”). The NBPS articles supplementary will be made a part of the BANC charter by the filing of the NBPS articles supplementary with the Maryland Department of State.
The following is a summary description of the new BANC preferred stock as contained in the NBPS articles supplementary and is subject to, and qualified in its entirety by reference to, the complete text of the NBPS articles supplementary. We encourage you to read the NBPS articles supplementary, which is attached hereto as Annex I.
General
The new BANC preferred stock is a single series of BANC’s authorized preferred stock. BANC is offering 20,530,000 BANC depositary shares, representing fractional interests in 513,250 shares of the new BANC preferred stock by this joint proxy statement/prospectus. Shares of the new BANC preferred stock, upon issuance in accordance with the merger agreement, will be fully paid and nonassessable. The depositary will be the sole holder of shares of the new BANC preferred stock, and all references in this joint proxy statement/prospectus to the holders of the new BANC preferred stock shall mean the depositary. The holders of BANC depositary shares will be entitled through the depositary to exercise their proportional rights and preferences of the new BANC preferred stock, as described in the section entitled “—Description of the BANC Depositary Shares” in this joint proxy statement/prospectus.
The new BANC preferred stock will not be convertible into, or exchangeable for, shares of BANC common stock or any other class or series of other securities of BANC. The new BANC preferred stock has no stated maturity and will not be subject to any sinking fund or other obligation of BANC to redeem, retire or repurchase the new BANC preferred stock. The new BANC preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.
The number of designated shares of the new BANC preferred stock initially is 513,250 and the “stated amount” per share is $1,000. The number of designated shares may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock of BANC) or decreased (but not below the number of shares of new BANC preferred stock then outstanding) by resolution of the BANC board of directors, or a duly authorized committee thereof, without the vote or consent of the holders of the new BANC preferred stock. Shares of new BANC preferred stock that are redeemed, purchased or otherwise acquired by BANC will be cancelled and revert to authorized but unissued shares of preferred stock of BANC undesignated as to series. BANC has the authority to issue fractional shares of new BANC preferred stock.
BANC may issue additional shares of the new BANC preferred stock and the BANC depositary shares at any time and from time to time without notice to or the consent of holders of the new BANC preferred stock or the BANC depositary shares, provided that such additional shares of new BANC preferred stock will only be issued if such shares are fungible with the original shares of new BANC preferred stock for U.S. federal income tax purposes. The additional shares of new BANC preferred stock and the BANC depositary shares will form a single series with the new BANC preferred stock and the BANC depositary shares, respectively, offered by this joint proxy statement/prospectus. Each share of new BANC preferred stock will be identical in all respects to every other share of new BANC preferred stock.

Ranking
With respect to the payment of dividends by, and distributions of assets upon any liquidation, dissolution or winding up of, BANC, the new BANC preferred stock will rank:
•
senior to BANC common stock, BANC NVCE stock and any class or series of capital stock of BANC that may be issued in the future that is not expressly stated to be on parity with or senior to the new BANC preferred stock with respect to such dividend and distributions, which BANC refers to as “junior stock”;

•
on parity with, or equally to, any class or series of capital stock of BANC that BANC has issued and may issue in the future that is expressly stated to be on parity with the new BANC preferred stock with respect to such dividends and distributions, which BANC refers to as “parity stock”;

•
junior to any class or series of capital stock of BANC that BANC may issue in the future that is expressly stated to be senior to the new BANC preferred stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of new BANC preferred stock, which BANC refers to as “senior stock”; and

•	junior to BANC’s secured and unsecured debt.
As of the date of this joint proxy statement/prospectus, there are no series of parity stock or senior stock outstanding. See “—Other Preferred Stock” below.
Dividends
Dividends on the new BANC preferred stock will not be cumulative or mandatory. If the BANC board of directors, or a duly authorized committee thereof, does not declare a dividend on the new BANC preferred stock in respect of a dividend period, then no dividend will be deemed to be payable for such dividend period, or be cumulative, and BANC will have no obligation to pay any dividend for that dividend period, whether or not the BANC board of directors, or a duly authorized committee thereof, declares a dividend on the new BANC preferred stock or any other class or series of capital stock of BANC for any future dividend period. A “dividend period” is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the new BANC preferred stock, which will be the closing date of the mergers.
Holders of new BANC preferred stock will be entitled to receive, when, as and if declared by the BANC board of directors, or a duly authorized committee thereof, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the stated amount of $1,000 per share at a rate equal to:
•	from, and including, the date of issuance to, but excluding, the first reset date or the date of earlier redemption, a fixed rate per annum of 7.75%; and
•
from, and including, the first reset date, during each reset period, a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described below), plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each such date, a “dividend payment date”); provided, however, that if any such dividend payment date is not a business day, then such date will nevertheless be a dividend payment date but dividends on the new BANC preferred stock will be paid on the next succeeding business day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment).
In the event that BANC issues additional shares of new BANC preferred stock after the original issue date, those shares will be entitled to dividends (a) that are declared on or after the date they are issued or (b) if specified by the BANC board of directors or a duly authorized committee thereof at the time such additional shares are issued, that accrue from the date of original issuance of the new BANC preferred stock or any other date so specified.
If any dividend payment date is not a business day, then the applicable dividend will be paid on the next business day without any adjustment to, or interest on, the amount of dividends paid. BANC will not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared. A business day means any weekday that is not a legal holiday in Los Angeles, California, and is not a day on which banking institutions in Los Angeles, California are closed.

A “reset date” means the first reset date of September 1, 2027 and each date falling on the fifth anniversary of the preceding reset date. Reset dates, including the first reset date, will not be adjusted for business days. A “reset period” means the period from, and including, the first reset date to, but excluding, the next following reset date and thereafter each period from, and including, each reset date to, but excluding, the next following reset date. A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.
For any reset period commencing on or after the first reset date, the five-year treasury rate will be the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days immediately preceding the reset dividend determination date for that reset period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve as of 5:00 p.m. (Eastern Time) as of any reset determination date, as determined by the calculation agent in its sole discretion; provided that if no such calculation can be determined as described above, then:
•
if the calculation agent determines that the treasury rate has not been discontinued, then the calculation agent will use for such reset period a substitute base rate that it has determined is most comparable to the treasury rate; or

•
if the calculation agent determines that the treasury rate has been discontinued, then the calculation agent will use for such reset period and each successive reset period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the calculation agent determines there is an industry-accepted successor base rate to the treasury rate, then the calculation agent will use such successor base rate.

If the calculation agent has determined a substitute or successor base rate in accordance with second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent reset dividend determination date, then a new substitute or successor base rate will be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the calculation agent has determined a substitute or successor base rate, then the calculation agent will apply any technical, administrative or operational changes that BANC determines (including changes to the definitions of “dividend period”, “reset period”, “reset date” and “reset dividend determination date”, timing and frequency of determining rates with respect to each reset period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if BANC decides that adoption of any portion of such market practice is not administratively feasible or if BANC determines that no market practice for use of the substitute or successor base rate exists, the calculation agent will apply any such changes for calculating such substitute or successor base rate in such other manner as BANC determines is reasonably necessary.
The five-year treasury rate will be determined by the calculation agent on the third business day immediately preceding the applicable reset date. If the five-year treasury rate for any dividend period cannot be determined pursuant to the methods described in the two bullet points above, the dividend rate for such dividend period will be the same as the dividend rate determined for the immediately preceding dividend period.
Dividends will be payable to holders of record of new BANC preferred stock as they appear on BANC’s stock register on the applicable record date, which will be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable dividend payment date, as fixed by the BANC board of directors, or a duly authorized committee thereof, in advance of payment of each particular dividend. The corresponding record dates for the BANC depositary shares will be the same as the record dates for the new BANC preferred stock.
Dividends payable on the new BANC preferred stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the new BANC preferred stock will cease to accrue on the redemption date, if any, as described in this section below under “—Redemption,” unless BANC defaults in the payment of the redemption price of the shares of the new BANC preferred stock called for redemption.
Restrictions on Dividends, Redemptions and Repurchases
Under the MGCL, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as the indebtedness become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. A distribution that would not comply with the restriction described in clause (ii) above may nevertheless be made from the corporation’s net earnings for the fiscal year in which the distribution is made, the corporation’s net earnings for the preceding fiscal year or the sum of the corporation’s net earnings for the preceding eight fiscal quarters.
Furthermore, notification to the Federal Reserve is required prior to BANC declaring and making a cash distribution to its stockholders during any period in which its quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, BANC may not make a distribution should the Federal Reserve object until such time as BANC receives approval from the Federal Reserve or no longer needs to provide notice under applicable regulations.
Finally, BANC’s ability to pay dividends depends largely on its receipt of cash dividends from BANC N.A., which are limited by various statutes and regulations. Dividends paid by BANC N.A. are regulated by the OCC. OCC regulations impose various restrictions on the ability of a bank to make capital distributions, which include dividends. Generally, a well-capitalized bank may make capital distributions during any calendar year equal to up to 100% of year-to-date net income plus retained net income for the two preceding years without prior OCC approval. However, any dividend paid by BANC N.A. would be limited by the need to maintain its well-capitalized status plus the capital buffer in order to avoid additional dividend restrictions. Currently, BANC N.A. does not have sufficient dividend-paying capacity to declare and pay such dividends to BANC without obtaining prior approval from the OCC under the applicable regulations. During the year ended December 31, 2022, BANC received $126.0 million in dividends from BANC N.A.
During the six months ended June 30, 2023, BANC N.A. paid $70 million in dividends to BANC.
Refer to “Item 1. Business—Regulation and Supervision” in BANC’s most recent Annual Report on Form 10-K and similar sections in BANC’s future filings for more information about restrictions on the ability of BANC’s subsidiary bank to pay BANC dividends.
So long as any share of new BANC preferred stock remains outstanding, unless dividends on all outstanding shares of new BANC preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
•
no dividend may be declared or paid or set aside for payment and no distribution may be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no monies may be paid or made available for a sinking fund for the redemption or retirement of any junior stock nor may any shares of junior stock be repurchased, redeemed or otherwise acquired for consideration by BANC, directly or indirectly, during a dividend period (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recently completed preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by BANC or any of BANC’s subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by BANC or any of its subsidiaries), including as trustees or custodians); and
•
no monies may be paid or made available for a sinking fund for the redemption or retirement of any parity stock nor may any shares of parity stock, be repurchased, redeemed or otherwise acquired for consideration by BANC, directly or indirectly, during a dividend period (other than (i) any purchase or other acquisition of shares of new BANC preferred stock and parity stock in accordance with a purchase offer made in writing or by publication (as determined by the BANC board of directors, or a duly authorized committee thereof), to all holders of such shares on such terms as the BANC board of directors, or a duly authorized committee thereof, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to or during the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by BANC or any of BANC’s subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by BANC or any of BANC’s subsidiaries), including as trustees or custodians).

If the BANC board of directors, or a duly authorized committee thereof, elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period on the shares of new BANC preferred stock or any class or series of capital stock of BANC that ranks on a parity with the new BANC preferred stock in the payment of current dividends, then, to the extent permitted by the terms of the new BANC preferred stock and each outstanding series of dividend parity stock, such partial dividends may be declared on shares of new BANC preferred stock and dividend parity stock, and dividends so declared may be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any dividend parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such dividend parity stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of dividend parity stock has a longer dividend period than the dividend period for the new BANC preferred stock, or vice versa, for purposes of this paragraph, the BANC board of directors, or a duly authorized committee thereof, may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or may treat such dividend period(s) with respect to any dividend parity stock and dividend period(s) with respect to the new BANC preferred stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such dividend parity stock and the new BANC preferred stock.
As used in this joint proxy statement/prospectus, “dividend parity stock” means any class or series of capital stock of BANC that ranks on a parity with the new BANC preferred stock in the payment of current dividends. As of the date of this joint proxy statement/prospectus, there are no series of dividend parity stock outstanding. See “—Other Preferred Stock” below.
Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the BANC board of directors, or a duly authorized committee thereof, may be declared and paid on the BANC common stock and any other junior stock from time to time out of any assets legally available for such payment, and the holders of new BANC preferred stock will not be entitled to participate in any such dividend.
Dividends on the new BANC preferred stock will not be declared, paid or set aside for payment to the extent such act would cause BANC to fail to comply with applicable laws and regulations, including applicable capital adequacy rules.

Redemption
Optional Redemption
The new BANC preferred stock is perpetual and has no maturity date. The new BANC preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions. BANC may redeem the new BANC preferred stock at BANC’s option, in whole or in part, from time to time, on any dividend payment date or after September 1, 2027, which is the first reset date, at a redemption price equal to the stated amount of $1,000 per share (equivalent to $25.00 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of new BANC preferred stock nor holders of BANC depositary shares will have the right to require the redemption or repurchase of the new BANC preferred stock, and should not expect such redemption or repurchase. Notwithstanding the foregoing, BANC may not redeem shares of the new BANC preferred stock without having received the prior approval of the “appropriate federal banking agency” with respect to BANC, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “appropriate federal banking agency”), if the new BANC preferred stock is capital for bank regulatory purposes or such approval is otherwise required. BANC’s appropriate federal banking agency is the Federal Reserve.
Redemption Following a Regulatory Capital Treatment Event
BANC may redeem shares of the new BANC preferred stock at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Such redemption shall be subject to prior approval of the Federal Reserve, if the new BANC preferred stock is capital for bank regulatory purposes or such approval is otherwise required.
A “regulatory capital treatment event” means the good faith determination by BANC that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the U.S. (including, for avoidance of doubt, any agency or instrumentality of the U.S., including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of new BANC preferred stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the new BANC preferred stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the new BANC preferred stock, there is more than an insubstantial risk that BANC will not be entitled to treat the full stated amount of $1,000 per share of new BANC preferred stock then outstanding as common equity tier 1 capital (as defined in 12 C.F.R. 217.20) (or its equivalent) or any successor provision for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of new BANC preferred stock is outstanding. Dividends will cease to accrue on those shares on the redemption date.
Redemption Procedures
If shares of the new BANC preferred stock are to be redeemed, the notice of redemption will be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on BANC’s books, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the new BANC preferred stock or any BANC depositary shares representing interests in the new BANC preferred stock are held in book-entry form through DTC or any other similar facility, BANC may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of new BANC preferred stock designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of new BANC preferred stock. Each notice of redemption will include a statement setting forth:
•	the redemption date;

•
the number of shares of the new BANC preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of new BANC preferred stock to be redeemed from the holder;

•	the redemption price;
•	the place or places where the certificates evidencing shares of new BANC preferred stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and
•	that dividends on such shares will cease to accrue on the redemption date.
If notice of redemption of any shares of new BANC preferred stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by BANC separate and apart from BANC’s other assets, in trust for the pro rata benefit of the holders of any shares of new BANC preferred stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of new BANC preferred stock are issued in certificated form, on and after the redemption date, unless BANC defaults in the payment of the redemption price of the shares of the new BANC preferred stock called for redemption, dividends will cease to accrue on all shares of new BANC preferred stock so called for redemption, and all such shares of new BANC preferred stock so called for redemption will no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, including rights described under “—Voting Rights” below, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, will be released from the trust so established and may be commingled with BANC’s other funds, and after that time the holders of the shares so called for redemption may look only to BANC for payment of the redemption price of such shares. See “—Description of the BANC Depositary Shares” in this joint proxy statement/prospectus for information about redemption of the BANC depositary shares relating to the new BANC preferred stock.
The redemption price for any shares of new BANC preferred stock will be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to BANC or BANC’s agent, if the shares of new BANC preferred stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date.
In case of any redemption of only part of the shares of the new BANC preferred stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions of the NBPS articles supplementary (or, if the BANC depositary shares are issued or held in book-entry form through DTC or another similar facility, in accordance with the procedures of such facility), the BANC board of directors, or a duly authorized committee thereof, will have full power and authority to prescribe the terms and conditions upon which shares of new BANC preferred stock will be redeemed from time to time. If BANC has issued certificates for the new BANC preferred stock and fewer than all shares represented by any certificates are redeemed, new certificates will be issued representing the unredeemed shares without charge to the holders thereof.
The new BANC preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Neither the holders of the new BANC preferred stock nor the holders of the BANC depositary shares have the right to require the redemption or repurchase of the new BANC preferred stock.
Liquidation Rights
In the event BANC liquidates, dissolves or winds-up BANC’s business and affairs, either voluntarily or involuntarily, before any distribution or payment out of BANC’s assets may be made to or set aside for the holders of any junior stock, holders of the new BANC preferred stock will be entitled to receive out of BANC’s assets legally available for distribution to BANC’s stockholders (i.e., after satisfaction of all of BANC’s liabilities to creditors, if any) an amount equal to the stated amount of $1,000 per share (equivalent to $25.00 per depositary share), referred to herein as the liquidation preference, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the new BANC preferred stock will not be entitled to any other amounts from BANC after they have received their full liquidating distribution.

In any such distribution, if the assets of BANC are not sufficient to pay the liquidation preference in full to all holders of the new BANC preferred stock and all holders of any class or series of capital stock of BANC that ranks on parity with the new BANC preferred stock in the distribution of assets on liquidation, referred to herein as the liquidation preference parity stock, the amounts paid to the holders of new BANC preferred stock and to the holders of all liquidation preference parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of the new BANC preferred stock and all such liquidation preference parity stock. In any such distribution, the “liquidation preference” of any holder of capital stock of BANC other than the new BANC preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on BANC’s assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable. If the liquidation preference has been paid in full to all holders of new BANC preferred stock and all holders of any liquidation preference parity stock, the holders of BANC’s junior stock will be entitled to receive all remaining assets of BANC according to their respective rights and preferences.
For purposes of this section, the merger, consolidation or other business combination of BANC with or into any other entity, including a transaction in which the holders of new BANC preferred stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of BANC for cash, securities or other property, will not constitute a liquidation, dissolution or winding up of BANC.
Because BANC is a holding company, BANC’s rights and the rights of BANC’s creditors and stockholders, including the holders of the new BANC preferred stock, to participate in the distribution of assets of any of BANC’s subsidiaries upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that BANC is a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided below or otherwise required by law, the holders of the new BANC preferred stock will have no voting rights.
Right to Elect Two Directors upon Nonpayment of Dividends
If and whenever dividends payable on new BANC preferred stock or any class or series of parity stock (if any) having voting rights equivalent to those described in this paragraph, referred to herein as voting parity stock, have not been declared and paid (or, in the case of voting parity stock bearing dividends on a cumulative basis, are in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive, referred to herein as a nonpayment event, the number of directors on the BANC board of directors will automatically be increased by two and the holders of new BANC preferred stock, together with the holders of any outstanding voting parity stock then entitled to vote for additional directors, voting together as a single class in proportion to their stated amounts, will be entitled to elect by a vote of a plurality of the votes cast the two additional directors, referred to herein as the preferred stock directors; provided that the election of any such directors will not cause BANC to violate the rules of the NYSE (or any other exchange on which BANC’s securities are listed), and provided further that the BANC board of directors will at no time include more than two preferred stock directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred stock are entitled to elect pursuant to like voting rights).
The BANC charter prohibits holders of capital stock of BANC from cumulating their votes in the election of directors of BANC.
In the event that the holders of new BANC preferred stock and such other holders of voting parity stock are entitled to vote for the election of the preferred stock directors following a nonpayment event, such directors will be initially elected following such nonpayment event only at a special meeting called at the request of the holders of record of at least 10% of the stated amount of the new BANC preferred stock and each other series of voting parity stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of BANC’s stockholders, in which event such election shall be held only at such next annual or special meeting of BANC’s stockholders), and at each subsequent annual meeting of BANC’s stockholders. Such request to call a special meeting for the initial election of the preferred stock directors after a nonpayment event will be made by written notice, signed by the requisite holders of new BANC preferred stock or voting parity stock, and delivered to BANC’s corporate secretary at its executive offices, in such manner as provided for in the NBPS articles supplementary, or as may otherwise be required or permitted by applicable law. If BANC fails to call a special meeting for the election of the preferred stock directors within 20 days of receiving proper notice, any holder of new BANC preferred stock or voting parity stock may call such a meeting at BANC’s expense solely for the election of the preferred stock directors, and for this purpose and no other (unless provided otherwise by applicable law) such preferred stock holder will have access to BANC’s stock ledger relating to new BANC preferred stock and any voting parity stock.
Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of new BANC preferred stock and voting parity stock, voting together as a single class in proportion to their respective stated amounts. The preferred stock directors elected at a special meeting will hold office until the next annual meeting of the BANC stockholders if such office has not previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the BANC board of directors to serve until the next annual meeting of the BANC stockholders on the nomination of the then remaining preferred stock director or, if no preferred stock director remains in office, by the outstanding new BANC preferred stock and such voting parity stock for which dividends have not been paid, voting as a single class in proportion to their respective stated amounts, provided that the election of any such directors shall not cause BANC to violate the rules of the NYSE (or any other exchange on which BANC’s securities are listed). If elected by stockholders, the successor will be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a preferred stock director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of a preferred stock director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the BANC stockholders, in which event such election will be held at such next annual or special meeting of the BANC stockholders). The preferred stock directors will each be entitled to one vote per director on any matter that come before the BANC board of directors for a vote.
When (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the new BANC preferred stock on four consecutive dividend payment dates following a nonpayment event and (ii) the rights of holders of any voting parity stock to participate in electing the preferred stock directors have ceased, the right of holders of the new BANC preferred stock to participate in the election of preferred stock directors will cease (but subject always to the revesting of such voting rights in the case of any future nonpayment event), the terms of office of all the preferred stock directors will immediately terminate, and the number of directors constituting the BANC board of directors will automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly dividend periods following a nonpayment event, BANC may take account of any dividend BANC elects to pay for any dividend period after the regular dividend payment date for that period has passed.
In addition, if and when the rights of holders of new BANC preferred stock terminate for any reason, including under circumstances described above under “—Redemption,” such voting rights will terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date) and the terms of any additional directors elected by the holders of new BANC preferred stock and any voting parity stock will terminate automatically and the number of directors will be reduced by two, assuming that the rights of holders of voting parity stock have similarly terminated.
Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock (including the new BANC preferred stock) are or become entitled to vote for the election of directors, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company that either holds 25% or more of that class or less than 25% of such class if it otherwise has the power to exercise a “controlling influence” (as described in Federal Reserve Regulation Y) over BANC, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that class. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the CIBC Act to acquire or retain 10% or more of that class.

Other Voting Rights
So long as any shares of new BANC preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the BANC charter, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the new BANC preferred stock will be necessary to:
•
amend or alter the BANC charter to authorize or increase the authorized amount of, or issue shares of, any class or series of capital stock of BANC ranking senior to the new BANC preferred stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of BANC, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•	amend, alter or repeal the provisions of the BANC charter so as to materially and adversely affect the powers, preferences, privileges or rights of the new BANC preferred stock, taken as a whole; or
•
consummate (i) a binding share-exchange or reclassification involving the new BANC preferred stock or (ii) the merger, consolidation or other business combination of BANC with any other entity, including a transaction in which the holders of new BANC preferred stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of BANC for cash, securities or other property, unless in each case (A) the shares of the new BANC preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which BANC is not the surviving or resulting entity, the new BANC preferred stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the new BANC preferred stock immediately prior to such consummation, taken as a whole; provided, however, that any increase in the amount of the authorized or issued new BANC preferred stock or authorized preferred stock, or the creation and issuance, or an increase in the authorized or issued amount, of any parity stock or junior stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the new BANC preferred stock.

The holders of the new BANC preferred stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in the BANC charter, of the new BANC preferred stock.
Without the consent of the holders of the new BANC preferred stock, so long as such action does not adversely affect the powers, preferences or rights of the new BANC preferred stock, BANC may amend, alter, supplement or repeal any terms of the new BANC preferred stock:
•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the NBPS articles supplementary for the new BANC preferred stock that may be defective or inconsistent; or
•	to make any provision with respect to matters or questions arising with respect to the new BANC preferred stock that is not inconsistent with the provisions of the NBPS articles supplementary.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of new BANC preferred stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by BANC for the benefit of the holders of the new BANC preferred stock to effect the redemption.
Other Preferred Stock
The BANC charter authorizes the BANC board of directors to create and provide for the issuance of one or more series of preferred stock, par value $0.01 per share, without the approval of the BANC stockholders. The BANC board of directors or a duly authorized committee thereof can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any preferred stock. The BANC charter authorizes 50,000,000 shares of preferred stock, par value $0.01 per share, which may be designated and issued in one or more series.

Depositary Agent, Transfer Agent and Registrar
Computershare Inc. and Computershare Trust Company, N.A. will jointly be the depositary and transfer agent and registrar for the new BANC preferred stock. BANC may, in its sole discretion, remove the depositary in accordance with the deposit agreement.
Calculation Agent
Unless BANC has validly called all shares of the new BANC preferred stock for redemption on the first reset date, BANC will appoint a calculation agent for the new BANC preferred stock prior to the commencement of a reset period. BANC may appoint itself or an affiliate of BANC’s as the calculation agent. BANC may terminate any such appointment and may appoint a successor calculation agent at any time and from time to time.
Preemptive and Conversion Rights
The holders of the new BANC preferred stock do not have any preemptive rights. The new BANC preferred stock is not convertible into or exchangeable for property or shares of any other series or class of capital stock of BANC.
Governing Law
The new BANC preferred stock will be governed by Maryland law.

Description of the BANC Depositary Shares
The following is a summary description of the BANC depositary shares relating to the new BANC preferred stock and is subject to, and qualified in its entirety by reference to, the complete text of the deposit agreement among BANC, Computershare Inc. and Computershare Trust Company, N.A., jointly acting as depositary, and the holders from time to time of the depositary receipts evidencing the BANC depositary shares (the “deposit agreement”), pursuant to which BANC will deposit the underlying shares of the new BANC preferred stock with a depositary. We encourage you to read the deposit agreement which is filed as Exhibit 4.2 to the registration statement of which this joint proxy statement/prospectus forms a part.
General
This joint proxy statement/prospectus summarizes specific terms and provisions of the BANC depositary shares relating to the new BANC preferred stock. As described above under “Description of New BANC Preferred Stock”, BANC is issuing BANC depositary shares representing proportional fractional interests in shares of the new BANC preferred stock. Each BANC depositary share represents a 1/40th ownership interest in a share of new BANC preferred stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of new BANC preferred stock represented by such depositary share, to all the rights and preferences of the new BANC preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).
In this joint proxy statement/prospectus, references to “holders” of BANC depositary shares mean those who own BANC depositary shares registered in their own names on the books that BANC or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in BANC depositary shares registered in street name or issued in book-entry form through DTC or any other similar facility.
Immediately following the closing of the mergers, BANC will deposit the new BANC preferred stock with the depositary, which will then exchange the BANC depositary shares for the PACW depositary shares. Copies of the forms of deposit agreement and the depositary receipt may be obtained from BANC upon request and in the manner described in the section entitled “Where You Can Find Additional Information” in this joint proxy statement/prospectus.
Amendment and Termination of the Deposit Agreement
BANC may amend the form of depositary receipt evidencing the BANC depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary without the consent of the holders of BANC depositary shares. However, any amendment that will materially and adversely alter the rights of the holders of BANC depositary shares will not be effective unless the holders of at least two-thirds of the affected BANC depositary shares then outstanding approve the amendment. Every holder of an outstanding BANC depositary share at the time any such amendment becomes effective shall be deemed, by continuing to hold such BANC depositary shares, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.
The deposit agreement may be terminated:
•	if all outstanding BANC depositary shares have been redeemed pursuant to the deposit agreement;
•
if there will have been a final distribution made in respect of the new BANC preferred stock in connection with any liquidation, dissolution or winding up of BANC and such distribution will have been distributed to the holders of depositary receipts representing BANC depositary shares pursuant to the terms of the deposit agreement; or

•	upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds of the BANC depositary shares outstanding.
BANC may terminate the deposit agreement at any time, and the depositary will give notice of that termination to the holders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of BANC depositary shares, upon surrender of the depositary receipts evidencing the BANC depositary shares, the number of whole or fractional shares of the new BANC preferred stock as are represented by those BANC depositary shares.

Dividends and Other Distributions
Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the new BANC preferred stock.
The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited new BANC preferred stock to the record holders of BANC depositary shares relating to the underlying new BANC preferred stock in proportion to the number of BANC depositary shares held by the holders. If BANC makes a distribution other than in cash, the depositary will distribute any property received by it to the record holders of BANC depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with BANC’s approval, sell the property and distribute the net proceeds from the sale to the holders of the BANC depositary shares.
Record dates for the payment of dividends and other matters relating to the BANC depositary shares will be the same as the corresponding record dates for the new BANC preferred stock.
The amounts distributed to holders of BANC depositary shares will be reduced by any amounts required to be withheld by the depositary or by BANC on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any BANC depositary shares or the shares of the new BANC preferred stock until such taxes or other governmental charges are paid.
Redemption of BANC Depositary Shares
If we redeem the new BANC preferred stock represented by the BANC depositary shares, the BANC depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the new BANC preferred stock held by the depositary. The redemption price per depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the new BANC preferred stock (or $25.00 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, on the shares of the new BANC preferred stock.
Whenever BANC redeems shares of new BANC preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of BANC depositary shares representing shares of new BANC preferred stock so redeemed. If less than all of the outstanding BANC depositary shares are redeemed, the depositary will select the BANC depositary shares to be redeemed pro rata or by lot. In any case, the depositary will redeem the BANC depositary shares only in increments of 40 BANC depositary shares and any integral multiple thereof. The depositary will provide notice of redemption to record holders of the BANC depositary shares not less than 30 and not more than 60 days prior to the date fixed for redemption of the new BANC preferred stock and the related BANC depositary shares.
Voting of the new BANC preferred stock
Because each depositary share represents a 1/40th interest in a share of the new BANC preferred stock, holders of BANC depositary shares will be entitled to 1/40th of a vote per BANC depositary share under those limited circumstances in which holders of the new BANC preferred stock are entitled to a vote, as described above in “Description of New BANC Preferred Stock—Voting Rights.”
When the depositary receives notice of any meeting at which the holders of the new BANC preferred stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the BANC depositary shares relating to the new BANC preferred stock. Each record holder of the BANC depositary shares on the record date, which will be the same date as the record date for the new BANC preferred stock, may instruct the depositary to vote the amount of the new BANC preferred stock represented by the holder’s BANC depositary shares. To the extent possible, the depositary will vote the amount of the new BANC preferred stock represented by BANC depositary shares in accordance with the instructions it receives. BANC will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any BANC depositary shares representing the new BANC preferred stock, it will vote all BANC depositary shares held by it proportionately with instructions received.

Depositary Agent, Transfer Agent and Registrar
Computershare Inc. and Computershare Trust Company, N.A. are expected to jointly be the depositary and transfer agent and registrar for the BANC depositary shares. BANC may, in its sole discretion, remove the depositary in accordance with the agreement between BANC and the depositary.
Form and Notices
The new BANC preferred stock will be issued in registered form to the depositary, and the BANC depositary shares will be issued in book-entry form through DTC or any other similar facility. The depositary will forward to the holders of the BANC depositary shares all reports, notices, and communications from BANC that are delivered to the depositary and that BANC is required to furnish to the holders of the new BANC preferred stock.
Listing of BANC Depositary Shares
BANC will apply to list the BANC depositary shares representing the new BANC preferred stock on NYSE under the symbol “BANC PRF.” However, there is no guarantee that BANC will be able to list the BANC depositary shares. If approved, BANC expects trading of the BANC depositary shares on the NYSE to begin within the 30-day period following the original issue date. Listing of the BANC depositary shares on the NYSE does not guarantee that a trading market will develop or, if a trading market does develop, the depth of that market or the ability of holders to sell their BANC depositary shares easily. BANC does not expect that there will be any separate public trading market for the new BANC preferred stock except as represented by the BANC depositary shares.

COMPARISON OF THE RIGHTS OF BANC STOCKHOLDERS AND PACW STOCKHOLDERS
If the mergers are completed, holders of (i) PACW common stock will receive shares of BANC common stock in the merger and will cease to hold shares of PACW common stock, and (ii) PACW preferred stock will receive shares of new BANC preferred stock and will cease to hold shares of PACW preferred stock (which will be evidenced by BANC depositary shares representing a corresponding interest in the new BANC preferred stock).
BANC is organized under the laws of the State of Maryland. PACW is organized under the laws of the State of Delaware. The following is a summary of the material differences between the current rights of holders of (i) BANC common stock under the BANC charter, the BANC bylaws and Maryland law and (ii) PACW common stock under the PACW charter, the PACW bylaws and Delaware law.
The following does not include a summary of material terms of the rights of holders of new BANC preferred and PACW preferred stock. In each case, the rights of the applicable holders in the immediately preceding sentence will remain substantially similar (and the shares of new BANC preferred stock will be evidenced by the BANC depositary shares in the same manner as PACW preferred stock currently). See the sections entitled “Description of New BANC Preferred Stock” and “Description of the BANC Depositary Shares” for more information on the rights of such holders.
The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to BANC’s and PACW’s organizational documents, which we urge you to read carefully and in their entirety, as well as the corporate law of the State of Delaware and the State of Maryland. Copies of BANC’s organizational documents have been filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 218. Copies of PACW’s organizational documents have been filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.
	BANC	PACW
Authorized Capital Stock
The BANC charter authorizes BANC to issue (i) 450,000,000 shares of BANC common stock, par value $0.01 per share, including 3,136,156 shares of BANC non-voting common stock, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share. As of the BANC record date, there were [ ] shares of common stock issued and outstanding, including 477,321 shares of BANC non-voting common stock, and zero shares of preferred stock issued and outstanding.

The PACW charter authorizes PACW to issue (i) 200,000,000 shares of PACW common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (which includes 575,000 shares of the PACW preferred stock). As of the PACW record date, there were [ ] shares of common stock issued and outstanding and 513,250 shares of PACW preferred stock issued and outstanding.

Voting Rights
The BANC charter and BANC bylaws provide that each outstanding share of common stock (other than BANC non-voting common stock) generally is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. BANC’s charter provides that no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.

Except for the election of directors, certain amendments to the BANC bylaws or as otherwise required by law or as provided in the BANC charter, all matters on which

Except with respect to the election of directors (which allows for cumulative voting, as discussed below), the PACW bylaws provide that each outstanding share of stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Except for the election of directors or as otherwise required by law or as provided in the PACW bylaws, all matters on which stockholders shall vote shall be determined by

	BANC	PACW
	stockholders shall vote shall be determined by a majority of the votes cast at the meeting by the stockholders entitled to vote on such matter.	a majority of the shares present at the meeting that are entitled to vote on such matter.

Class of Directors
Under the MGCL, the charter or the bylaws may divide the directors into classes and may provide for a term of office of not more than five years. The term of at least one class of directors, however, must expire each year.

Under the DGCL, the directors of a corporation may be divided into 1, 2 or 3 classes. The term of office of those of (i) the first class expire at the first annual meeting held after such classification becomes effective, (ii) the second class 1 year thereafter and (iii) the third class 2 years thereafter.

	The BANC board of directors is not classified.	The PACW board of directors is not classified.

Director Eligibility
The BANC bylaws provide that no person shall be eligible for election or appointment to the BANC board of directors if such person (i) has, within the previous 10 years, been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818(u), (ii) has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime or (iv) is a party (either directly or through an affiliate) to litigation or an administrative proceeding adverse to BANC or BANC N.A., except (1) derivative litigation brought in the name of BANC by the director in his or her capacity as a stockholder of BANC, (2) litigation otherwise arising exclusively out of such person’s rights as a stockholder of BANC, or exclusively relating to the election of directors of BANC, or (3) litigation related to the enforcement of such person’s rights under the BANC bylaws or the BANC charter, or arising under any employment, consulting, indemnity or similar agreement arising out of or relating to such person’s service as an employee, director, officer, agent or other representative of BANC or any of its subsidiaries.
The PACW charter and PACW bylaws do not include director eligibility requirements.

	BANC	PACW
Election of Directors
The BANC bylaws provide that directors will be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present and for which the number of director nominees is less than or equal to the number of open board seats (i.e., an uncontested election), provided that directors will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present and for which the number of director nominees exceeds the number of open board seats (i.e., a contested election).

The BANC charter provides that stockholders may not cumulate their votes in the election of directors.

The PACW charter provides that cumulative voting for directors is permitted so long as the name of the candidates for whom such votes would be cast has been placed in nomination prior to the voting and at least one stockholder has given notice at the meeting prior to the voting of such stockholder’s intention to cumulate votes. Cumulative voting provides each stockholder with a number of votes equal to the number of directors to be elected multiplied by the number of shares of common stock held by such stockholder, which such stockholder can then vote in favor of one or more nominees.

The PACW bylaws provide that directors will be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the secretary of PACW receives a notice pursuant to PACW’s bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date PACW first mails its notice of meeting for such meeting to the stockholders.

Removal of Directors
The BANC charter provides that subject to the right of the holders of any series of preferred stock then outstanding, any and all directors may be removed from office, with or without cause, at any time by the affirmative vote of the holders of a majority of the combined voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class.

The PACW bylaws provide that any and all directors may be removed from office, with or without cause, at any time by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors; except that, if the charter provides for cumulative voting (as it currently does) and less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board.

Filing Vacancies on	The BANC charter and bylaws provide that subject to the right of the holders of any	Under the DGCL, unless the certificate of incorporation or bylaws provide otherwise,

	BANC	PACW
the Board of Directors
series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any other vacancies on the BANC board of directors may be filled only by the vote of a majority of the directors then in office, though less than a quorum. Any director elected or appointed to fill a vacancy will hold office for a term expiring at the next annual meeting of stockholders and will serve until a successor is elected and qualified.

(i) vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and (ii) whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Calling Special Meetings of Stockholders
The BANC bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called by the president, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of directors which BANC would have if there were no vacancies on the BANC board of directors. Special meetings of stockholders will also be called by BANC’s secretary on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

The PACW bylaws provide that special meetings of stockholders may be called at any time by the chairman or vice chairman of the PACW board of directors, the chief executive officer, the board of directors or the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

Quorum
The BANC bylaws provide that the presence in person or by proxy of stockholders entitled to cast one third of all the votes entitled to be cast at the meeting constitutes a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required for any matter, the holders of a majority of the shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter.

The PACW bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of the votes entitled to be cast on a matter at the meeting constitutes a quorum. Where a separate vote by class or classes is required for any matter, the holders of a majority of the shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter.

Notice of Stockholder Meetings
The BANC bylaws provide that not less than ten nor more than 90 days before the date of a stockholders’ meeting, BANC’s Secretary must give written notice of the meeting to each stockholder entitled to vote at such meeting and to each other stockholder entitled to notice of the meeting. The notice shall state

The PACW bylaws provide that not less than ten nor more than 60 days before the date of a stockholders’ meeting, PACW will give written notice of the meeting to each stockholder entitled to vote at such meeting. The notice shall state the date, time and place of the meeting and, if the meeting is a special

	BANC	PACW

the date, time and place of the meeting and, if the meeting is a special meeting or notice of the purpose is required by statute, the purpose of the meeting. Notice shall be deemed to be given when it is personally delivered to the stockholder, left at the stockholder’s usual place of business, mailed to the stockholder at his or her address as it appears on the records of BANC, or transmitted to the stockholder by electronic mail to any electronic mail address of the stockholder or by any other electronic means.

meeting, the purpose of the meeting. The notice of any meeting at which directors are to be elected shall include a list of the names of the nominees intended at the time of the mailing of the notice to be presented by the board for election. Notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of PACW.

Stockholder Proposals and Nominations
The BANC bylaws provide that in order for a stockholder proposal to be properly brought before any annual meeting of stockholders (including any nomination or proposal relating to the nomination of a director to be elected to the BANC board of directors), the stockholder must give notice of the proposal satisfying the requirements of BANC’s bylaws to BANC’s secretary not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.

For such notice for the nomination of a director for election to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the identity and biographical details of the proposed nominee(s), and (iii) a completed and signed director questionnaire by such nominee(s).

For such notice for matters (other than the nomination of a director for election) to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) a brief description of the business desired to be brought and (iii) the reasons for conducting such business at the meeting

The PACW bylaws provide that in order for a stockholder proposal to be properly brought before any annual meeting of stockholders, the stockholder must give notice of the proposal satisfying the requirements of PACW’s bylaws to PACW’s secretary not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.

For such notice for the nomination of a director for election to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the identity of such nominee(s) and the information regarding such nominee(s) required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to PACW), and (iii) a consent to serve as a director (if elected) by such nominee(s).

For such notice for matters (other than the nomination of a director for election) to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the text of the proposal to be presented (including the text of any resolutions to be proposed for consideration by stockholders) and (iii) a brief written statement of the reasons why such stockholder favors the proposal.

	BANC	PACW
Anti-Takeover Provisions and Other Stockholder Protections
Section 3-602 of the MGCL prohibits a Maryland corporation from engaging in a “business combination” (as defined in the MGCL) with a person owning 10% or more of the corporation’s voting stock or such person’s affiliates for five years following the most recent date that such person becomes a 10% stockholder, with certain exceptions. BANC, in its charter, has opted out of Section 3-602, and instead, provides that a “business combination” (as defined in the BANC charter) with a greater than 10% stockholder requires, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, subject to certain exceptions, including approval by a majority of disinterested directors.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” (as defined under Delaware law) with a person owning 15% or more of the corporation’s voting stock for three years following the time that a person becomes a 15% stockholder, with certain exceptions. PACW, in its charter, has opted out of Section 203 of the DGCL. Unlike the BANC charter, the PACW charter does not contain a business combination provision.

Limitation of Personal Liability of Officers and Directors
The BANC charter provides that directors and officers will not be liable to BANC or its stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.

The BANC charter further provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses and (ii) other employees or agents to the extent authorized by the BANC board and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC(or within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the

The PACW charter provides that a director shall not be liable to PACW or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

	BANC	PACW

event it will ultimately be determined that the standard of conduct has not been met; and (y) a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification by BANC has been met.

Appraisal or Dissenters’ Rights
Under the MGCL, stockholders may have appraisal rights in the event of:
• a merger or consolidation;
• a share exchange;
• a transfer of assets;
• a charter amendment altering contract rights of outstanding stock (unless the right to do so is reserved in the charter, as it is in the BANC charter); or
• a business combination specified by the MGCL.

The appraisal right does not apply if (i) the stock is listed on a national securities exchange with certain exceptions; (ii) the stock is that of the successor in a merger unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so or converts the stock in whole or in part into something other than stock, cash, scrip or other interests; (iii) the stock is not entitled (with certain exceptions) to be voted on the transaction or the stockholder did not own the stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder; or (v) the stock is that of an open-end investment company and the stock is valued in the transaction at its net asset value.

Under the DGCL, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, provided, however that, no appraisal rights shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation.

Amendments to Charter and Bylaws
The BANC charter generally may be amended upon approval by the BANC board of directors and the holders of a majority of the outstanding shares of BANC common stock.

The BANC bylaws may be adopted, amended or repealed by (i) approval of a majority of the total number of directors BANC would have if there were no vacancies on the BANC board of directors or (ii) the affirmative vote of a majority of the voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election

The PACW charter may be amended in any manner allowed under Delaware law. Generally, Delaware law requires a charter amendment to be approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote thereon.

The PACW bylaws may be adopted, amended or repealed by (i) approval of a majority of the directors of PACW in attendance at a meeting at which a quorum is present or (ii) the affirmative vote of a majority of the votes cast at the meeting by the stockholders entitled to vote on such matter.

BANC	PACW

of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class. However, the approval of at least two-thirds of the voting power of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class is required for the BANC stockholders to adopt, amend or repeal the section of BANC’s bylaws related to special meetings of stockholders.

LEGAL MATTERS
The validity of the BANC common stock and new BANC preferred stock to be issued pursuant to the merger agreement will be passed upon for BANC by Silver, Freedman, Taff & Tiernan LLP.
The validity of the BANC depositary shares to be issued in connection with the mergers will be passed upon for BANC by Skadden, New York, New York.
Certain U.S. federal income tax consequences of the mergers will be passed upon for BANC by Skadden, New York, New York, and for PACW by Sullivan & Cromwell, New York, New York.

EXPERTS
BANC
The consolidated financial statements of BANC appearing in BANC’s Annual Report (Form 10-K) for the year ended December 31, 2022, and the effectiveness of BANC’s internal control over financial reporting as of December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and BANC management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
PACW
The consolidated financial statements of PACW as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
BANC
BANC will hold its 2024 annual meeting of stockholders (the “BANC 2024 annual meeting”), regardless of whether the mergers or the investments have been completed.
Proxy Statement Proposals. If a BANC stockholder intends to present a stockholder proposal at the BANC 2024 annual meeting, such proposal must be received by BANC at its executive offices, located at 3 MacArthur Place, Santa Ana, California 92707, no later than December 2, 2023 to be eligible for inclusion in BANC’s proxy statement and form of proxy for that meeting, provided that if the date for the BANC 2024 annual meeting is changed by more than 30 days from the anniversary date of BANC’s 2023 annual meeting of stockholders (which was held on May 11, 2023), then such proposal must be received by BANC at its executive offices at a reasonable time before BANC begins to print and send its proxy materials for the BANC 2024 annual meeting. Such proposal will be subject to the requirements of the proxy rules adopted under the Exchange Act and the BANC charter and BANC bylaws and Maryland law.
Other Proposals and Nominations. The BANC bylaws contain additional notification requirements for stockholder proposals, regardless of whether such proposals are submitted for inclusion in BANC’s proxy materials. For a stockholder proposal to be considered for presentation at the BANC 2024 annual meeting, written notice of such proposal containing the information set forth in Section 1.09 of the BANC bylaws must be received by BANC no later than February 11, 2024 and no earlier than January 12, 2024. If, however, the date of the BANC 2024 annual meeting is before April 11, 2024 or after July 10, 2024, notice of the stockholder proposal must be delivered no earlier than the 120th day prior to the date of the BANC 2024 annual meeting and not later than the close of business on the later of the 90th day prior to the day of the BANC 2024 annual meeting or the 10th day following the day on which notice of the date of the BANC 2024 annual meeting is mailed or public announcement of the date of the BANC 2024 annual meeting is first made. These notification requirements also apply to director nominations by the BANC stockholders.
In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, BANC stockholders who intend to solicit proxies at the BANC 2024 annual meeting in support of director nominees other than BANC’s nominees must provide notice to BANC that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 12, 2024, provided that if the date for the BANC 2024 annual meeting is changed by more than 30 days from the anniversary date of BANC’s 2023 annual meeting of stockholders, then such notice must be provided by the later of 60 days prior to the date of the BANC 2024 annual meeting or the 10th day following the day on which public announcement of the date of the BANC 2024 annual meeting is first made by BANC.
PACW
PACW will hold an annual meeting of stockholders in 2024 (the “PACW 2024 annual meeting”) only if the mergers have not already been completed.
Stockholder Proposals. Business must be properly brought before an annual meeting in order to be considered by the PACW stockholders. To be considered for inclusion in PACW’s proxy statement for the PACW 2024 annual meeting, a stockholder proposal must be submitted in writing to PACW’s corporate secretary at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California, 90212 no later than November 24, 2023 and must satisfy the other requirements of Rule 14a-8 under the Exchange Act. Matters proposed by the PACW stockholders for consideration at the PACW 2024 annual meeting but not included in PACW’s proxy materials must be received by PACW’s corporate secretary no earlier than January 3, 2024 and no later than February 2, 2024.
Director Nominations. The PACW bylaws govern the submission of nominations for director that a PACW stockholder wishes to have considered at a meeting of the PACW stockholders, but that are not included in PACW’s proxy statement. To nominate a director under the PACW bylaws, a PACW stockholder must give written notice to PACW’s corporate secretary not less than 90 nor more than 120 days prior to the first anniversary date of PACW’s annual meeting of stockholders for the preceding year, the notice must contain the information required by the PACW bylaws, and the PACW stockholder must be entitled to vote and comply with other applicable requirements set forth in the PACW bylaws. Accordingly, PACW must receive notice of director nominations proposed by PACW stockholders pursuant to the PACW bylaws for the PACW 2024 annual meeting no earlier than January 3, 2024 and no later than February 2, 2024. To comply with the universal proxy rules, PACW stockholders who intend to solicit proxies in support of director nominees other than PACW’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no earlier than January 3, 2024 and no later than February 2, 2024.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit a company, such as BANC or PACW, and intermediaries, such as brokers, banks, trustees and other nominees to satisfy proxy materials delivery requirements for two or more stockholders of such company sharing an address by delivering a single set of proxy materials to those stockholders. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs.
BANC or PACW (as applicable) may household the proxy materials to be delivered in connection with this joint proxy statement/prospectus to BANC stockholders or PACW stockholders (as applicable) of record that share an address. This means that BANC stockholders or PACW stockholders of record sharing an address may not each receive a separate copy of these materials.
Certain brokerage firms, banks or other similar entities may have instituted householding for beneficial owners of BANC common stock or PACW common stock (as applicable) held through such an entity. BANC stockholders or PACW stockholders (as applicable) sharing an address whose shares of BANC common stock or PACW common stock (as applicable) are held by such an entity should contact such entity if they now receive: (a) multiple copies of the proxy materials and wish to receive only one copy of these materials per household in the future; or (b) a single copy of the proxy materials and wish to receive separate copies of these materials now or in the future.
Additional copies of proxy materials are available to BANC stockholders upon request by contacting BANC at:
Banc of California, Inc.
ATTN: Corporate Secretary
3 MacArthur Place
Santa Ana, California, 92707
(855) 361-2262
IR@bancofcal.com
Additional copies of proxy materials are available to PACW stockholders upon request by contacting PACW’s transfer agent, EQ Shareowner Services, at:
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874
(800) 401-1957

WHERE YOU CAN FIND MORE INFORMATION
BANC and PACW file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both BANC and PACW, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by BANC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “Investor Relations” section of BANC’s website, https://investors.bancofcal.com, under the heading “Financials and Filings.” Documents filed with the SEC by PACW will be available free of charge in the “Investor Relations” section of PACW’s website, www.pacwestbancorp.com, under the heading “SEC Filings.” The web addresses of the SEC, BANC and PACW are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
BANC has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to BANC’s securities to be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger. This document constitutes the prospectus of BANC filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
The SEC allows BANC and PACW to incorporate by reference into this joint proxy statement/prospectus documents filed by BANC and PACW with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by BANC to register shares of BANC common stock that will be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger of which this joint proxy statement/prospectus forms a part. This means that BANC and PACW can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this document, and later information that BANC and PACW file with the SEC will update and supersede that information. BANC and PACW incorporate by reference the documents listed below and any documents filed by BANC and PACW under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the latest of (i) the date of the special meetings of BANC and PACW and (ii) the date that the offering or shares of BANC common stock to be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger is terminated.
BANC filings (SEC File No. 001-35522)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on February 27, 2023

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2023, filed on May 8, 2023 and the quarterly period ended June 30, 2023, filed on August 8, 2023

Current Reports on Form 8-K	Filed February 13, 2023, filed February 23, 2023, filed May 15, 2023, filed July 6, 2023, filed July 25, 2023, filed July 28, 2023

Definitive Proxy Statement on Schedule 14A	Filed March 31, 2023 (solely to the extent incorporated by reference into Part III of BANC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
These above documents are supplemented by the information contained in Annex N to this joint proxy statement/prospectus.

PACW filings (SEC File No. 001-36408)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on February 27, 2023

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2023, filed on May 11, 2023 and quarterly period ended June 30, 2023 filed on August 9, 2023

Current Reports on Form 8-K	Filed May 5, 2023, filed May 22, 2023, filed June 26, 2023, filed July 25, 2023, filed July 31, 2023

Definitive Proxy Statement on Schedule 14A	Filed March 23, 2023
These above documents are supplemented by the information contained in Annex M to this joint proxy statement/prospectus.
Additionally, a brief summary of recent developments of BANC and PACW is included in Annex O to this joint proxy statement/prospectus.
Notwithstanding the foregoing, information furnished by BANC or PACW on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
if you are a BANC stockholder: Banc of California, Inc. 3 MacArthur Place Santa Ana, CA 92707 Attn: Investor Relations (855) 361-2262	if you are a PACW stockholder: PacWest Bancorp 9701 Wilshire Boulevard Suite 700 Beverly Hills, CA 90212 Attn: Investor Relations investor-relations@pacwest.com
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth in, attached to, or incorporated by reference into, this document by reference or in BANC’s or PACW’s affairs since the date of this document. BANC provided the information contained in this document with respect to BANC and PACW provided the information contained in this document with respect to PACW.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

by and among

PACWEST BANCORP,

BANC OF CALIFORNIA, INC.,

and

CAL MERGER SUB, INC.

Dated as of July 25, 2023

A-i

A-ii

A-iii

EXHIBITS

Exhibit A — Form of PACW Voting Agreement	A-68
Exhibit B — Form of BANC Voting Agreement	A-76
Exhibit C — Form of Amended and Restated Certificate of Incorporation of Surviving Entity	A-84
Exhibit D — Form of Amended and Restated Bylaws of Surviving Entity	A-97
Exhibit E — Form of Bank Merger Agreement	A-116
A-iv

INDEX OF DEFINED TERMS
2023 Bonuses	A-50
Acquisition Proposal	A-53
affiliate	A-39
Agreement	A-1
Articles of Merger	A-4
Balance Sheet Repositioning	A-56
BANC	A-1
BANC Articles	A-5
BANC Benefit Plans	A-31
BANC Board Recommendation	A-47
BANC Bylaws	A-5
BANC Common Stock	A-2
BANC Contract	A-35
BANC Directors	A-52
BANC Disclosure Schedule	A-25
BANC Equity Awards	A-4
BANC Insider	A-33
BANC Meeting	A-47
BANC Non-Voting Common Stock	A-5
Banc of California	A-5
BANC Options	A-4
BANC Owned Properties	A-37
BANC Preferred Stock	A-26
BANC PSU Award	A-4
BANC Qualified Plans	A-31
BANC Real Property	A-37
BANC Reference Net Wholesale Funding Amount	A-30
BANC Regulatory Agreement	A-36
BANC Reports	A-28
BANC RSU Award	A-3
BANC Share Issuance	A-27
BANC Stock Plans	A-4
BANC Subsidiary	A-25
Bank Merger	A-5
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-8
BSR Agreement	A-56
BSR Costs	A-61
business day	A-4
CARES Act	A-19
CDFPI	A-11
Certificate of Merger	A-2
Chosen Courts	A-39
Client	A-55
Closing	A-2
Closing Date	A-2
Code	A-1
Condition Satisfaction Date	A-2
Confidentiality Agreement	A-24
A-v

Consent Notice	A-55
Continuing Employees	A-49
Controlled Group Liability	A-16
Data Breach	A-18
Delaware Merger Certificates	A-4
Delaware Secretary	A-2
DGCL	A-2
Effective Time	A-2
Enforceability Exceptions	A-11
Environmental Law	A-21
Equity Financing	A-21
ERISA	A-15
ERISA Affiliate	A-16
Exception Shares	A-2
Exchange Act	A-13
Exchange Agent	A-6
Exchange Fund	A-6
Exchange Ratio	A-2
FDIC	A-9
Federal Reserve	A-11
Financing Conditions	A-37
FRS Membership	A-5
GAAP	A-8
Governmental Entity	A-12
Intellectual Property	A-22
Investment Advisers Act	A-24
Investment Advisory Contract	A-55
Investment Advisory Services	A-24
Investment Agreement	A-1
Investor	A-1
Investor Directors	A-5
IRS	A-15
J.P. Morgan	A-30
Joint Proxy Statement	A-12
Law	A-11
Legal Proceeding	A-14
Liens	A-10
Loans	A-23
made available	A-39
Maryland Department	A-4
Material Adverse Effect	A-8
Materially Burdensome Regulatory Condition	A-45
Measurement Time	A-46
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Bylaws	A-25
Merger Sub Charter	A-25
Merger Sub Common Stock	A-3
Mergers	A-1
MEWA	A-16
A-vi

MGCL	A-4
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-11
Negative Consent Notice	A-55
Net Wholesale Funding Amount	A-14
Net Wholesale Funding Schedule Delivery Date	A-46
New BANC Preferred Stock	A-5
New Benefit Plans	A-49
New Certificates	A-6
Non-Voting Preferred Stock	A-0
NYSE	A-7
Old Certificate	A-2
Order	A-14
ordinary course	A-64
ordinary course of business	A-64
PACW	A-1
PACW Bank	A-0
PACW Benefit Plans	A-15
PACW Board Recommendation	A-47
PACW Bylaws	A-9
PACW Charter	A-9
PACW Common Stock	A-2
PACW Compensation Committee	A-3
PACW Contract	A-20
PACW Director Restricted Stock Award	A-3
PACW Directors	A-52
PACW Disclosure Schedule	A-8
PACW Equity Awards	A-3
PACW Indemnified Parties	A-51
PACW Insiders	A-57
PACW Meeting	A-47
PACW Owned Properties	A-21
PACW Preferred Stock	A-3
PACW PSU Award	A-3
PACW Qualified Plans	A-16
PACW Real Property	A-21
PACW Reference Net Wholesale Funding Amount	A-14
PACW Regulatory Agreement	A-20
PACW Reports	A-12
PACW Restricted Stock Award	A-3
PACW Stock Plan	A-3
PACW Subsidiary	A-9
Pandemic	A-9
Pandemic Measures	A-9
party	A-39
Permitted Encumbrances	A-21
person	A-48
Personal Data	A-18
Piper Sandler	A-14
PWAM	A-24
A-vii

Recommendation Change	A-0
Representatives	A-24
Requisite BANC Vote	A-27
Requisite PACW Vote	A-11
Requisite Regulatory Approvals	A-0
S-4	A-12
Sarbanes-Oxley Act	A-13
SEC	A-12
Second Certificate of Merger	A-4
Second Effective Time	A-5
Second Step Merger	A-1
Securities Act	A-12
Significant Subsidiaries	A-9
SRO	A-12
Subsidiary	A-9
Surviving Bank	A-5
Surviving Corporation	A-1
Surviving Entity	A-1
Takeover Statutes	A-22
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Date	A-35
Termination Fee	A-61
A-viii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2023 (this “Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), Banc of California, Inc., a Maryland corporation (“BANC”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of BANC, PACW and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which (a) Merger Sub will, on the terms and subject to the conditions set forth herein, merge with and into PACW (the “Merger”), so that PACW is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) in the Merger, and (b) immediately following the Effective Time, BANC shall cause the Surviving Entity to be merged with and into BANC (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that BANC is the surviving corporation in the Second Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);
WHEREAS, in furtherance thereof, (a) the Boards of Director of PACW has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and the FRS Membership, (b) the Board of Directors of BANC has adopted a resolution approving this Agreement, declaring its advisability and approving and the transactions contemplated hereby, including the Mergers, the FRS Membership and the BANC Share Issuance and (c) the Board of Directors of Merger Sub has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, BANC has entered into separate investment agreements (each, including the equity commitments and limited guarantees contemplated therein, an “Investment Agreement”) by and between BANC and the investment vehicles and their affiliates which are party to the Investment Agreements (the “Investors” and each, an “Investor”) pursuant to which, on the terms and subject to the conditions set forth in each Investment Agreement, substantially concurrently with the Closing, the applicable Investors will make an equity investment in BANC in exchange for shares of BANC Common Stock and shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of BANC (the “Non-Voting Common Equivalent Stock”) as well as certain warrants to purchase shares of BANC Common Stock or Non-Voting Common Equivalent Stock, as applicable;
WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, concurrently with the execution and delivery of this Agreement, (a) as a condition and inducement to BANC’s willingness to enter into this Agreement, each member of the Board of Directors of PACW has entered into separate Voting Agreements with BANC, in substantially the form attached hereto as Exhibit A, in connection with the Requisite PACW Approval and (b) as a condition and inducement to PACW’s willingness to enter into this Agreement, each member of the Board of Directors of BANC has entered into separate Voting Agreements with PACW, in substantially the form attached hereto as Exhibit B, in connection with the Requisite BANC Approval; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into PACW, with PACW surviving the Merger as the Surviving Entity and continuing its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m. Pacific Time (a) on the first business day following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) occurs (the date on which such conditions have been so satisfied or waived, the “Condition Satisfaction Date”); provided that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the Condition Satisfaction Date shall be deemed to be the business day following such day or (b) at such other date, time or place agreed in writing by the parties hereto (such date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).
1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger (a “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) at the Closing. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in such Certificate of Merger.
1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.
1.5 Conversion of PACW Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BANC, PACW, Merger Sub or the holder of any PACW Common Stock:
(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of PACW (the “PACW Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of PACW Common Stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (in each case other than shares of PACW Common Stock (i) held in trust accounts, managed accounts, mutual funds or the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by PACW or BANC in respect of debts previously contracted ((i) and (ii), “Exception Shares”)), shall be converted into the right to receive 0.6569 of a share (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of BANC (the “BANC Common Stock”).
(b) All of the shares of PACW Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of PACW Common Stock) previously representing any such shares of PACW Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of BANC Common Stock which such shares of PACW Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of PACW Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BANC Common Stock or PACW Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BANC and the holders of PACW Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit PACW or BANC to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of PACW Common Stock that are owned by PACW, BANC or Merger Sub (in each case other than Exception Shares) shall be cancelled and shall cease to exist and no BANC Common Stock or other consideration shall be delivered in exchange therefor.
1.6 PACW Preferred Stock. At the Effective Time, each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PACW (the “PACW Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding.
1.7 Merger Sub Common Stock. At and after the Effective Time, each share of the common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Entity.
1.8 Treatment of PACW Equity Awards.
(a) At the Effective Time, each award in respect of a share of PACW Common Stock subject to vesting, repurchase or other lapse restriction granted under the PACW Stock Plan that is outstanding immediately prior to the Effective Time (a “PACW Restricted Stock Award”) shall be converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of PACW Common Stock subject to such PACW Restricted Stock Award immediately prior to the Effective Time with the same terms and conditions as were applicable under such PACW Restricted Stock Award immediately prior to the Effective Time (including vesting terms), with any fractional shares rounded to the nearest whole share of BANC Common Stock.
(b) At the Effective Time, each performance-based restricted share unit award in respect of shares of PACW Common Stock granted under the PACW Stock Plan that is outstanding immediately prior to the Effective Time (a “PACW PSU Award”) shall be converted automatically into a time-based restricted stock unit award of BANC (a “BANC RSU Award”) with the same terms and conditions as were applicable under such PACW PSU Award immediately prior to the Effective Time (including vesting terms, but excluding performance-based vesting conditions). The number of shares of BANC Common Stock subject to each BANC RSU Award shall be equal to the product (rounded to the nearest whole share) of (x) the number of shares of PACW Common Stock subject to each such PACW PSU Award immediately prior to the Effective Time, multiplied by the Exchange Ratio. For purposes of determining the number of shares of PACW Common Stock subject to the PACW PSU Awards immediately prior to the Effective Time, performance shall be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the Effective Time (which may be the end of PACW’s most recently completed fiscal quarter prior to the Effective Time) as reasonably determined by the Compensation and Human Capital Committee of the Board of Directors of PACW (the “PACW Compensation Committee”) in accordance with the PACW Stock Plan and the applicable award agreement and in consultation with BANC.
(c) At the Effective Time, each PACW Restricted Stock Award held by a non-employee member of the Board of Directors of PACW (a “PACW Director Restricted Stock Award”), shall fully vest and be converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of the PACW Common Stock subject to such PACW Director Restricted Stock Award immediately prior to the Effective Time, with any fractional shares rounded to the nearest whole share of BANC Common Stock.
(d) At or prior to the Effective Time, PACW, the Board of Directors of PACW or the PACW Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the PACW Equity Awards consistent with the provisions of this Section 1.8.
(e) For purposes of this Agreement, the following terms shall have the following meanings:
(i) “PACW Equity Awards” means the PACW Restricted Stock Awards and the PACW PSU Awards.
(ii) “PACW Stock Plan” means the Amended and Restated PACW 2017 Stock Incentive Plan.

1.9 Treatment of BANC Equity Awards.
(a) Except as set forth on Section 1.9 of the BANC Disclosure Schedule, at the Effective Time, each performance-based restricted share unit award in respect of shares of BANC Common Stock granted under the BANC Stock Plan that is outstanding immediately prior to the Effective Time (a “BANC PSU Award”) shall fully vest with performance deemed to be achieved based on the target level of performance, and will be settled in shares of BANC Common Stock which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date if required to comply with Section 409A of the Code).
(b) At the Effective Time, all BANC Equity Awards shall be deemed replaced by the Surviving Corporation in accordance with Section 10(c) of each of the BANC Stock Plans, it being understood that notwithstanding such replacement, (i) the number of shares of BANC Common Stock underlying each BANC Equity Award, and the exercise price in the case of unexercised stock options granted under the BANC Stock Plans (“BANC Options”), shall remain unchanged immediately following the Effective Time, and (ii) each BANC RSU Award that is outstanding immediately prior to the Effective Time, if granted to a non-employee member of the Board of Directors of BANC, shall fully vest upon the Effective Time and be settled in shares of BANC Common Stock which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date if required to comply with Section 409A of the Code).
(c) At or prior to the Effective Time, BANC, the Board of Directors of BANC or the BANC Compensation, Nominating, and Corporate Governance Committee of the Board of Directors of BANC, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the BANC Equity Awards consistent with the provisions of this Section 1.9.
(d) For purposes of this Agreement, “BANC Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(e) “BANC Equity Awards” means the BANC RSU Awards, the BANC PSU Awards and the BANC Options.
1.10 Certificate of Incorporation of Surviving Entity. At the Effective Time, the Restated Certificate of Incorporation of PACW, as in effect immediately prior to the Effective Time, shall, without any further action of any person, be amended and restated in the form attached hereto as Exhibit C and thereafter shall be the certificate of incorporation of the Surviving Entity until amended in accordance with applicable law.
1.11 Bylaws of Surviving Entity. At the Effective Time, the Second Amended and Restated Bylaws of PACW, as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached hereto as Exhibit D and thereafter shall be the bylaws of the Surviving Entity until amended in accordance with applicable law.
1.12 Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.13 Officers and Directors of Surviving Entity. The officers and directors of Merger Sub as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Entity.
1.14 Second Step Merger.
(a) Immediately following the Effective Time, in accordance with the Maryland General Corporation Law (the “MGCL”) and the DGCL, BANC shall cause the Surviving Entity to be merged with and into BANC in the Second Step Merger, with BANC surviving the Second Step Merger as the Surviving Corporation and continuing its existence under the Laws of the State of Maryland, and the separate corporate existence of the Surviving Entity ceasing as of the Second Effective Time. In furtherance of the foregoing, BANC shall cause to be filed with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”), in accordance with the MGCL, articles of merger (the “Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Delaware Secretary, in accordance with the DGCL, a certificate of ownership and merger relating to the Second Step Merger (the “Second Certificate of Merger” and, together with the Certificate of Merger, the “Delaware Merger

Certificates”). The Second Step Merger shall become effective at such time specified in the Articles of Merger and the Second Certificate of Merger in accordance with the relevant provisions of the MGCL and the DGCL (such time hereinafter referred to as the “Second Effective Time”).
(b) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of BANC or the Surviving Entity, each share of common stock, no par value, of the Surviving Entity shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of BANC, the Surviving Entity or any other person, other than the filing of a certificate of designation with the Delaware Secretary, each share of the PACW Preferred Stock issued and outstanding immediately prior to the Second Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of BANC having such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, that are not materially less favorable to the holders of the PACW Preferred Stock immediately prior to the Second Effective Time (all shares of such newly created series or preferred stock, collectively, the “New BANC Preferred Stock”) and, upon such conversion, the PACW Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Second Effective Time.
(d) At and after the Second Effective Time, each share of BANC Common Stock, Class B Non-Voting Common Stock, par value $0.01 per share, of BANC (the “BANC Non-Voting Common Stock”) and Non-Voting Common Equivalent Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of BANC Common Stock, BANC Non-Voting Common Stock and Non-Voting Common Equivalent Stock, respectively, and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the BANC Common Stock, including the shares issued to former holders of PACW Common Stock and the shares of BANC Common Stock and Non-Voting Common Equivalent Stock issued in the Equity Financing, shall be the capital stock of the Surviving Corporation.
(e) At the Second Effective Time, the Second Articles of Restatement of BANC (the “BANC Articles”), as in effect immediately prior to the Second Effective Time, shall be the Second Articles of Restatement of the Surviving Corporation until thereafter amended in accordance with applicable law.
(f) At the Second Effective Time, the Sixth Amended and Restated Bylaws of BANC (the “BANC Bylaws”), as in effect immediately prior to the Second Effective Time, shall be the Sixth Amended and Restated Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
(g) At the Second Effective Time, the officers and directors of BANC as of immediately following the Effective Time (including as provided in Section 6.12) shall be the officers and directors of the Surviving Corporation.
1.15 FRS Membership and Bank Merger. Promptly following the Second Effective Time, Pacific Western Bank, a California-chartered non-member bank and, prior to the Second Effective Time, a wholly-owned Subsidiary of PACW (“Pacific Western Bank”), shall become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of BANC (“Banc of California”), shall merge with and into Pacific Western Bank (the “Bank Merger”). Pacific Western Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Banc of California shall cease. Promptly after the date of this Agreement, Banc of California and Pacific Western Bank will enter into an agreement and plan of merger in substantially the form set forth in Exhibit E (the “Bank Merger Agreement”). BANC and PACW shall, and shall cause Banc of California and Pacific Western Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to effect the FRS Membership, including by PACW causing Pacific Western Bank to purchase stock of the Federal Reserve Bank of San Francisco as may be necessary under applicable Law, and to make the Bank Merger effective (“Bank Merger Certificates”) promptly following the Second Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

ARTICLE II

EXCHANGE OF SHARES
2.1 BANC to Make Merger Consideration Available. At or prior to the Effective Time, BANC shall deposit, or shall cause to be deposited, with an exchange agent designated by BANC and mutually acceptable to PACW (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificate or book-entry account statements representing share of PACW Preferred Stock) for exchange in accordance with this Article II, (a) certificates or, at BANC’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of BANC Common Stock or New BANC Preferred Stock to be issued to holders of PACW Common Stock and PACW Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Certificates for shares of BANC Common Stock and New BANC Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, BANC and PACW shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of PACW Common Stock immediately prior to the Effective Time or PACW Preferred Stock immediately prior to the Second Effective Time that have been converted at the Effective Time or the Second Effective Time, as applicable, into the right to receive the Merger Consideration or shares of New BANC Preferred Stock, as applicable, pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of BANC Common Stock or New BANC Preferred Stock, as applicable, and any cash in lieu of fractional shares which the shares of PACW Common Stock or PACW Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of BANC Common Stock to which such holder of PACW Common Stock shall have become entitled pursuant to the provisions of Article 1 and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article 2 and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing that number of shares of New BANC Preferred Stock to which such holder of PACW Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BANC Common Stock or shares of New BANC Preferred Stock, which the shares of PACW Common Stock or PACW Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to BANC Common Stock or New BANC Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of BANC Common Stock or shares of New BANC Preferred Stock which the shares of PACW Common Stock or PACW Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of BANC Common Stock or New BANC Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of BANC Common Stock or New BANC Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of PACW of the shares of PACW Common Stock or New BANC Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of BANC Common Stock or New BANC Preferred Stock, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of BANC Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to BANC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BANC. In lieu of the issuance of any such fractional share, BANC shall pay to each former holder of PACW Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of BANC Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the trading day preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by PACW and BANC) by (ii) the fraction of a share (after taking into account all shares of PACW Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of BANC Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the holders of PACW Common Stock or PACW Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of PACW Common Stock and New BANC Preferred Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of BANC Common Stock and cash in lieu of any fractional shares or shares of New BANC Preferred Stock, as applicable, and any unpaid dividends and distributions on the BANC Common Stock or New BANC Preferred Stock deliverable in respect of each former share of PACW Common Stock or PACW Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BANC, PACW, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of PACW Common Stock and PACW Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(g) BANC shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BANC Common Stock, any cash dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of PACW Common Stock, PACW Preferred Stock or PACW Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the

Code or any provision of Tax Law. To the extent that amounts are so withheld by BANC or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of PACW Common Stock, PACW Preferred Stock or PACW Equity Awards in respect of which the deduction and withholding was made by BANC or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount and on such terms as the Exchange Agent, in consultation with the Surviving Corporation, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BANC Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PACW
Except (a) as disclosed in the disclosure schedule delivered by PACW to BANC concurrently herewith (the “PACW Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the PACW Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by PACW that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any PACW Reports publicly filed by PACW after January 1, 2023 and at least two (2) business days prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), PACW hereby represents and warrants to BANC as follows:
3.1 Corporate Organization.
(a) PACW is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (the “BHC Act”). PACW has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. PACW is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. As used in this Agreement, “Material Adverse Effect” means, (x) with respect to BANC, PACW, Merger Sub or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures),

(D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees), (F) any stockholder litigation arising out of, related to, or in connection with the Agreement, the Mergers or the Bank Merger that is brought or threatened against a party or any party’s Board of Directors from and following the date of this Agreement and prior to the Effective Time (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(k), 4.3(b), 4.4 or 4.11(k)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso) or (H) the expenses incurred by PACW or BANC in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby, (y) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount as of the Measurement Time is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount, (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW is less than the amount set forth in Section 3.1(a) of the PACW Disclosure Schedule or (3) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank and (z) with respect to BANC, (1) BANC’s Net Wholesale Funding Amount as of the Measurement Time is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount, (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of BANC is less than the amount set forth in Section 3.1(a) of the BANC Disclosure Schedule, except as a result of the matters set forth in Section 3.1(a) of the BANC Disclosure Schedule, or (3) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Banc of California. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC. True, correct and complete copies of the Restated Certificate of Incorporation of PACW (the “PACW Charter”) and the Second Amended and Restated Bylaws of PACW (the “PACW Bylaws”), as in effect as of the date of this Agreement, have been made available by PACW to BANC.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to be material to PACW and its Subsidiaries, taken as a whole, each Subsidiary of PACW (a “PACW Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of PACW to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Pacific Western Bank and those Subsidiaries set forth in Section 3.1(b) of the PACW Disclosure Schedule, there are no PACW Subsidiaries as of the date hereof.
(c) Pacific Western Bank is a non-member bank duly organized, validly existing and in good standing under the Laws of the State of California. The deposit accounts of Pacific Western Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. PACW is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(d) As of the date hereof, other than as set forth in Section 3.1(d) of the PACW Disclosure Schedule, PACW does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary.
3.2 Capitalization.
(a) The authorized capital stock of PACW consists of 200,000,000 shares of PACW Common Stock and 5,000,000 shares of PACW Preferred Stock. As of July 24, 2023, there were (i) 118,542,777 shares of PACW Common Stock outstanding, (ii) 3,082,495 shares of PACW Common Stock held in treasury, (iii) 1,468,533 shares of restricted PACW Common Stock granted in respect of outstanding PACW Restricted Stock Awards, (iv) 656,049 shares of PACW Common Stock granted in respect of outstanding PACW PSU Awards (assuming performance goals applicable to PACW PSU Awards are satisfied at the target level) and (v) 513,520 shares of PACW Preferred Stock outstanding. As of July 21, 2023, there were 267,035 shares of PACW Common Stock held by the trustees of the PACW 401(k) Plan under the PACW 401(k) Plan common stock fund. As of the date of this Agreement, except as set forth above and for changes (i) since July 24, 2023 resulting from the vesting or settlement of any PACW Equity Awards or (ii) since July 24, 2023 resulting sales of shares of Common Stock under the PACW 401(k) Plan common stock fund, there are no other shares of capital stock or other equity or voting securities of PACW issued, reserved for issuance or outstanding. All of the issued and outstanding shares of PACW Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of PACW issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of PACW may vote. Other than PACW Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no (A) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in PACW, or (B) contracts, commitments, understandings or arrangements by which PACW may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in PACW, or that otherwise obligate PACW to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which PACW or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of PACW Common Stock or other equity interests of PACW.
(b) PACW owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the PACW Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No PACW Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) PACW has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite PACW Vote and other actions described in this Section 3.3 and Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by PACW of its obligations hereunder and the consummation of the transactions contemplated hereby (including the Mergers, the FRS Membership and the Bank Merger) have been duly and validly approved by the Board of Directors of PACW, and the Board of Directors of PACW has adopted this Agreement and declared its advisability. The Board of Directors of PACW has determined that the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of the holders of PACW Common Stock and directed that this Agreement and the transactions contemplated hereby be submitted to the holders of PACW Common Stock for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the holders of a majority of the outstanding shares of PACW Common Stock entitled to vote on this Agreement (the “Requisite PACW Vote”) and (ii) the approval and adoption of the Bank Merger Agreement by PACW as Pacific Western Bank’s sole shareholder, no other corporate proceedings on the part of PACW or Pacific Western Bank are necessary to approve or adopt this Agreement, for PACW to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PACW and (assuming due authorization, execution and delivery by BANC and Merger Sub) constitutes a valid and binding obligation of PACW, enforceable against PACW in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) None of the execution and delivery of this Agreement by PACW, the performance by PACW of its obligations hereunder, the consummation by PACW of the transactions contemplated hereby, including the Mergers, the FRS Membership and the Bank Merger, or compliance by PACW with any of the terms or provisions hereof, will (i) violate any provision of the PACW Charter or the PACW Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, policy, guideline, or Order of any Governmental Entity (each, a “Law”) applicable to PACW or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PACW or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PACW or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (ii)(x) and (ii)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ Stock Market LLC (“NASDAQ”) or NYSE, and the approval of the listing of the shares of BANC Common Stock to be issued pursuant to this Agreement and the New BANC Preferred Stock on the NYSE, (b) the filing of any required applications, filings, certificates and notices, as applicable, with the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”) under the BHC Act with respect to the Mergers, the Federal Reserve Act with respect to the FRS Membership and the Bank Merger Act with respect to the Bank Merger and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the California Department of Financial Protection and Innovation (the “CDFPI”), and approval, exemption or waiver of such applications, filings, certificates and notices, (d) the filing with the Securities and Exchange Commission (the “SEC”) of (i) any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of a joint proxy statement in definitive form relating to the meetings of PACW’s stockholders and BANC’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and (ii) the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BANC in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (e) the filing of the Delaware Merger Certificates with the Delaware Secretary pursuant to the DGCL and filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BANC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by PACW of this Agreement or (ii) the consummation by PACW of the Mergers and the other transactions contemplated hereby (including the FRS Membership and the Bank Merger). As of the date hereof, PACW has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers, the FRS Membership and the Bank Merger on a timely basis.
3.5 Reports.
(a) PACW and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. Subject to Section 9.14, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of PACW and its Subsidiaries, (A) no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of PACW, investigation into the business or operations of PACW or any of its Subsidiaries since January 1, 2021, (B) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of PACW or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of PACW or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by PACW to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “PACW Reports”) is publicly available. No such PACW Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all PACW Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of PACW has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the PACW Reports.
3.6 Financial Statements.
(a) The financial statements of PACW and its Subsidiaries included (or incorporated by reference) in the PACW Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of PACW and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of PACW and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of PACW and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021, no independent public accounting firm of PACW has resigned (or informed PACW that it intends to resign) or been dismissed as independent public accountants of PACW as a result of, or in connection with, any disagreements with PACW on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Neither PACW nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PACW included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023 and (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement and the transactions contemplated hereby, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW.
(c) The records, systems, controls, data and information of PACW and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PACW or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. PACW (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) to ensure that material information relating to PACW, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of PACW by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to PACW’s outside auditors and the audit committee of PACW’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect PACW’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in PACW’s internal controls over financial reporting. To the knowledge of PACW, there is no reason to believe that PACW’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2021, (i) neither PACW nor any of its Subsidiaries, nor, to the knowledge of PACW, any director, officer, auditor, accountant or representative of PACW or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of PACW or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PACW or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing PACW or any of its Subsidiaries, whether or not employed by PACW or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PACW or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of PACW or any committee thereof or to the knowledge of PACW, to any director or officer of PACW.
(e) As of June 30, 2023, PACW’s Net Wholesale Funding Amount was equal to the amount set forth in Section 3.6(e) of the PACW Disclosure Schedules (the “PACW Reference Net Wholesale Funding Amount”). As used herein, “Net Wholesale Funding Amount” means, as of any applicable time of determination, an amount equal to (i) the total amount of liabilities of PACW and its Subsidiaries or BANC and its Subsidiaries, as applicable, for brokered deposits, Federal Home Loan Bank borrowings, repurchase obligations, borrowings under the Federal Reserve Bank of San Francisco Bank Term Funding Program, borrowings under any discount window facility and other borrowings less (ii) the aggregate amount of cash and cash equivalents of PACW and its Subsidiaries or BANC and its Subsidiaries, as applicable.
3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither PACW nor any PACW Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. PACW has disclosed to BANC as of the date hereof the aggregate fees provided for in connection with the engagement by PACW of Piper Sandler related to the Mergers and the other transactions contemplated hereby.
3.8 Absence of Certain Changes or Events.
(a) Since January 1, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
(b) Through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, since January 1, 2021, PACW and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal Proceedings.
(a) Neither PACW nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity (each, a “Legal Proceeding”) of any nature against PACW or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, PACW, any PACW Subsidiary or any of their respective businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) imposed upon PACW, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of PACW or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to PACW and its Subsidiaries, taken as a whole (other than any Order issued by a Governmental Entity in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

3.10 Taxes and Tax Returns.
(a) Each of PACW and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither PACW nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of PACW and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of PACW and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither PACW nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of PACW and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither PACW nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of PACW and its Subsidiaries or the assets of PACW and its Subsidiaries. Neither PACW nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among PACW and its Subsidiaries). Neither PACW nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was PACW) or (ii) has any liability for the Taxes of any person (other than PACW or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither PACW nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither PACW nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has PACW been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b) As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c) As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees and Employee Benefit Plans.
(a) Section 3.11(a) of the PACW Disclosure Schedule sets forth a true, correct and complete list of all material PACW Benefit Plans. For purposes of this Agreement, “PACW Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, PACW or any of its Subsidiaries for the benefit of any current or former employee, officer or director of PACW or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) PACW has heretofore made available to BANC true, correct and complete copies of (i) each material PACW Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such PACW Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter (or opinion or advisory letter, if applicable), if any, relating to such PACW Benefit Plan, (D) the most recently prepared actuarial report for each PACW Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such PACW Benefit Plan.
(c) Each PACW Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.
(d) Section 3.11(d) of the PACW Disclosure Schedule sets forth a true, correct and complete list of each PACW Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “PACW Qualified Plans”). The IRS has issued a favorable determination letter (or opinion or advisory letter, if applicable) with respect to each PACW Qualified Plan and the related trust, and, to the knowledge of PACW, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any PACW Qualified Plan or the related trust.
(e) No PACW Benefit Plan is, and none of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No Controlled Group Liability has been incurred by PACW or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of PACW, no condition exists that presents a material risk to PACW or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(f) None of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. No PACW Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA (a “MEWA”).
(g) Neither PACW nor any of its Subsidiaries sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any PACW Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any PACW Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of PACW, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries, taken as a whole.

(i) There are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened, claims (other than claims for benefits in the ordinary course) or other Legal Proceedings that have been asserted or instituted, and, to PACW’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or other Legal Proceeding against the PACW Benefit Plans, any fiduciaries thereof with respect to their duties to the PACW Benefit Plans or the assets of any of the trusts under any of the PACW Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries.
(j) With respect to each PACW Benefit Plan that is subject to ERISA, (i) neither PACW nor its Subsidiaries have engaged in, and to the knowledge of PACW, no other person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of PACW nor any of its Subsidiaries or, to the knowledge of PACW, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of, or investment of the assets of, such PACW Benefit Plan that, in each case, would reasonably be expected to result in material liability to PACW or any of its Subsidiaries.
(k) Other than as provided in this Agreement, none of the execution and delivery of this Agreement, the performance by PACW of its obligations hereunder or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of PACW or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of PACW or any of its Subsidiaries, (iii) accelerate the timing of or cause PACW or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any PACW Benefit Plan or (iv) result in any limitation on the right of PACW or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any PACW Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by PACW or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l) Neither PACW nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
(m) No PACW Benefit Plan is maintained outside of the jurisdiction of the United States or covers any PACW employees who reside or work outside of the United States.
(n) There are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened material labor grievances or material unfair labor practice claims or charges against PACW or any of its Subsidiaries, or any strikes, lockouts, work stoppages, slowdowns or other material labor disputes against PACW or any of its Subsidiaries. Neither PACW nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union or labor organization. To the knowledge of PACW, there are no, and since January 1, 2021 there have been no, labor union organizing efforts with respect to any employees of PACW or its Subsidiaries.
(o) PACW and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(p) (i) To the knowledge of PACW, no written allegations of sexual harassment, sexual misconduct or discrimination have been made since December 31, 2019 against any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above, (ii) since December 31,

2019, neither PACW nor any of its Subsidiaries has entered into any settlement agreement involving or related to allegations of sexual harassment, sexual misconduct or discrimination by any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above, and (iii) there are no proceedings currently pending or, to the knowledge of PACW, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of PACW, no employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above is in any material respect in material breach of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (A) to PACW or any of its Subsidiaries or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by PACW or any of its Subsidiaries or (2) to the knowledge or use of trade secrets or proprietary information.
3.12 Compliance with Applicable Law and Privacy Obligations. PACW and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, and, to the knowledge of PACW, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. PACW and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Law applicable to PACW or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Pacific Western Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, none of PACW, or any of its Subsidiaries or, to the knowledge of PACW, any director, officer, employee, agent or other person acting on behalf of PACW or any of its Subsidiaries has, directly or indirectly, (a) used any funds of PACW or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of PACW or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of PACW or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of PACW or any of its Subsidiaries or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for PACW or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for PACW or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. PACW maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Data Breach”). To the knowledge of PACW, PACW has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PACW. To the knowledge of PACW, there are no data security or other technological vulnerabilities with respect to PACW’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PACW. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, PACW and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of PACW and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW: (A) Pacific Western Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) PACW and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of PACW, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.13 Certain Contracts.
(a) As of the date hereof, neither PACW nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any PACW Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct on any line of business by PACW or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such an effect);
(iii) which is a collective bargaining agreement or similar agreement with any labor organization;
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite PACW Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to result in a material liability to PACW and its Subsidiaries, taken as a whole;
(v) that (A) relates to the incurrence of indebtedness by PACW or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) provides for the guarantee, support, assumption or endorsement by PACW or any of its Subsidiaries of, or any similar commitment by PACW or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an outstanding principal amount of $500,000 or more, or (C) provides for any material indemnification or similar obligations on the part of PACW or any of its Subsidiaries;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of PACW and its Subsidiaries, taken as a whole;

(vii) that creates future payment obligations in excess of $500,000 per annum other than any such contracts which are terminable by PACW or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by PACW or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business;
(viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of PACW or any of its Subsidiaries;
(ix) that relates to the acquisition or disposition of any person, business or asset and under which PACW or its Subsidiaries has a material on-going obligation or liability, including the disposition of any material loan portfolio;
(x) that relates to any material joint venture, partnership or other similar agreement;
(xi) that licenses or otherwise grants rights to PACW or any of its Subsidiaries from a third party with respect to material Intellectual Property of any third party, where such contract is material to the businesses of PACW and its subsidiaries, taken as a whole; or
(xii) that licenses or grants other rights to any third party from PACW or its Subsidiaries with respect to material Intellectual Property, where such contract is material to the businesses of PACW and its Subsidiaries, taken as a whole.
(b) Each contract, arrangement, commitment or understanding of the type described in Section 3.13(a) (excluding any PACW Benefit Plan), whether or not set forth in the PACW Disclosure Schedule, is referred to herein as a “PACW Contract.” PACW has made available to BANC true, correct and complete copies of each PACW Contract in effect as of the date hereof.
(c) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (i) each PACW Contract is valid and binding on PACW or one of its Subsidiaries, as applicable, and in full force and effect, (ii) each of PACW and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each PACW Contract, (iii) to the knowledge of PACW, each third-party counterparty to each PACW Contract has complied with and performed all obligations required to be performed by it to date under such PACW Contract, (iv) PACW does not have knowledge of, and has not received or delivered notice of, any violation of any PACW Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of PACW or any of its Subsidiaries, or to the knowledge of PACW, any other party thereto, of or under any such PACW Contract and (vi) no party to any PACW Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any PACW Contract, including as a result of the Pandemic or the Pandemic Measures.
3.14 Agreements with Governmental Entities. Subject to Section 9.14, neither PACW nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the PACW Disclosure Schedule, a “PACW Regulatory Agreement”), nor has PACW or any of its Subsidiaries been advised in writing or, to the knowledge of PACW threatened, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such PACW Regulatory Agreement.
3.15 Investment Securities and Commodities
(a) Each of PACW and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to PACW and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the PACW Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of PACW or its Subsidiaries. Such securities and commodities are valued on the books of PACW in accordance with GAAP in all material respects.
(b) PACW and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that PACW believes are prudent and reasonable in the context of such businesses, and PACW and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, PACW has made available to BANC the material terms of such policies, practices and procedures.
3.16 Risk Management Instruments. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of PACW, any of its Subsidiaries or for the account of a customer of PACW or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of PACW or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) PACW and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to PACW’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.17 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, PACW and its Subsidiaries are in compliance, and have complied since January 1, 2021, with each Law, Order, permit, authorization or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Law”). There are no legal, administrative, arbitral or other Legal Proceedings or, to the knowledge of PACW, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on PACW or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against PACW, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW. To the knowledge of PACW, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
3.18 Real Property. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) PACW or a PACW Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the PACW Reports as being owned by PACW or a PACW Subsidiary or acquired after the date thereof which are material to PACW and its Subsidiaries on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “PACW Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such PACW Reports or established after the date thereof which are material to PACW and its Subsidiaries on a consolidated basis (except for leases that have expired by their terms since the date thereof) (collectively with PACW Owned Properties, the “PACW Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of PACW, the lessor. There are no pending or, to the knowledge of PACW, threatened condemnation proceedings against PACW Real Property.
3.19 Intellectual Property. PACW and each of its Subsidiaries solely and exclusively owns (free and clear of any material Liens) all material Intellectual Property owned or purported to be owned by them. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) (i) to the knowledge of PACW, the use or other exploitation of any Intellectual Property by PACW and its Subsidiaries, and the operation of the businesses of PACW and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which PACW or any of its Subsidiaries acquired the right to use or otherwise exploit any Intellectual Property and (ii) no person has, within the past two (2) years, asserted in writing to PACW or any of its Subsidiaries that PACW or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (b) to the knowledge of PACW, no person is challenging, infringing on, misappropriating or otherwise violating, any right of PACW or any of its Subsidiaries with respect to any Intellectual Property owned by PACW or its Subsidiaries, (c) neither PACW nor any of its Subsidiaries, within the past two (2) years, has received any written notice of any pending claim with respect to any Intellectual Property owned or purported to be owned by PACW or any of its Subsidiaries, and PACW and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed by PACW and its Subsidiaries and (d) all former and current employees, consultants and independent contractors of PACW or its Subsidiaries who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into enforceable proprietary rights agreements with PACW or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in PACW or any of its Subsidiaries, except as otherwise vested in PACW or any of its Subsidiaries by operation of Law. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations-in-part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; rights in data, databases and data collections; and any similar intellectual property or proprietary rights in any jurisdiction in the world.
3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between PACW or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of PACW or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding PACW Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of PACW) on the other hand, of the type required to be reported in any PACW Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
3.21 State Takeover Laws. The Board of Directors of PACW has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or similar provision of the PACW Charter or PACW Bylaws (any of the foregoing” “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of PACW Common Stock or PACW Preferred Stock in connection with the Merger or the Second Step Merger.
3.22 Reorganization. PACW has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of PACW has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of PACW Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 PACW Information. The information relating to PACW, its Subsidiaries and the PACW Insiders to be contained in the Joint Proxy Statement and the S-4, and the information relating to PACW, its Subsidiaries and the PACW Insiders that is provided by PACW or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to BANC or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to BANC or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
3.25 Loan Portfolio.
(a) As of the date hereof, neither PACW nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which PACW or any Subsidiary of PACW is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 3.25(a) of the PACW Disclosure Schedule sets forth a true, correct and complete list of (i) all of the Loans of PACW and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by PACW as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of PACW or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, each Loan of PACW and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) has been secured by valid Liens, as applicable, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, each outstanding Loan of PACW or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of PACW and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules. There are no outstanding Loans made by PACW or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of PACW or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
3.26 Subordinated Indebtedness.
PACW has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.20 of the PACW Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.27 Investment Advisor Subsidiary.
(a) Pacific Western Asset Management Inc., a Subsidiary of PACW (“PWAM”), is as an investment adviser under the Investment Advisers Act of 1940 (the “Investment Advisers Act”) and has operated since January 1, 2021 and is currently operating in compliance with all Laws and Orders applicable to it or its business and has, and is acting in compliance with, all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW.
(b) Except, in each case, as would not be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW: (i) each officer, director and employee of the PWAM is, and at all times required by applicable Law since January 1, 2021 has been, duly registered, licensed or qualified as an investment adviser, relying adviser or investment adviser representative, as applicable, in each jurisdiction where the conduct of its business requires such registration, licensing or qualification; (ii) there is no, and since January 1, 2021, has not been any, Legal Proceeding pending or, to the knowledge of PACW, threatened in writing that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses, qualifications or authorizations and (iii) except for the PWAM, neither PACW nor any of its Subsidiaries provides investment management, investment advisory services or sub-advisory services, or any other services that involve acting as an “investment adviser” within the meaning of the Investment Advisers Act, and performing ancillary services and activities related or incidental thereto (together, “Investment Advisory Services”) to any person is, or at any time since January 1, 2021 has been, required to be registered under the Investment Advisers Act or any similar Laws in any jurisdiction.
(c) Neither PWAM nor any person “associated” with PWAM is (i) ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor or (ii) subject to disqualification pursuant to Rule 206(4)-1 under the Investment Advisers Act, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW.
3.28 No Broker-Dealers. Neither PACW nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.
3.29 Insurance. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) PACW and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of PACW reasonably has determined to be prudent and consistent with industry practice, and PACW and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of PACW and its Subsidiaries, PACW or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by PACW or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither PACW nor any of its Subsidiaries has received notice of any threatened termination of, material premium increases with respect to, or material alteration of coverage under, any insurance policies.
3.30 Information Security. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, to the knowledge of PACW, since January 1, 2021, no third party has gained unauthorized access to any information technology networks used, owned or controlled by PACW or any of its Subsidiaries.
3.31 No Other Representations or Warranties.
(a) Except for the representations and warranties made by PACW in this Article III, neither PACW nor any other person makes any express or implied representation or warranty with respect to PACW, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and PACW hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither PACW nor any other person makes or has made any representation or warranty to BANC, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PACW, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by PACW in this Article III, any oral or written information presented to BANC, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of PACW, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) PACW acknowledges and agrees that neither BANC nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANC AND MERGER SUB
Except (a) as disclosed in the disclosure schedule delivered by BANC and Merger Sub to PACW concurrently herewith (the “BANC Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the BANC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by BANC that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any BANC Reports publicly filed by BANC after January 1, 2023 and at least two (2) business days prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), BANC and Merger Sub hereby represent and warrant to PACW as follows:
4.1 Corporate Organization.
(a) BANC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of BANC and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of BANC and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. True, correct and complete copies of the BANC Articles, BANC Bylaws, the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (“Merger Sub Bylaws”), as in effect as of the date of this Agreement, have been made available by BANC to PACW.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to be material to BANC and its Subsidiaries, taken as a whole, each Subsidiary of BANC (a “BANC Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of BANC to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Banc of California and those Subsidiaries set forth in Section 4.1(b) of the BANC Disclosure Schedule, there are no BANC Subsidiaries as of the date hereof.

(c) The deposit accounts of Banc of California are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. BANC is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(d) As of the date hereof, other than as set forth in Section 4.1(d) of the BANC Disclosure Schedule, BANC does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary.
4.2 Capitalization.
(a) The authorized capital stock of BANC consists of 450,000,000 shares of BANC Common Stock, including 3,136,156 shares of BANC Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “BANC Preferred Stock”). As of July 24, 2023, there were (i) 57,431,871 shares of BANC Common Stock outstanding, including 477,321 shares of BANC Non-Voting Common Stock outstanding, (ii) 8,383,337 shares of BANC Common Stock held in treasury, (iii) 543,620 shares of BANC Common Stock reserved for issuance upon the settlement of outstanding BANC RSU Awards, (iv) 806,590 shares of BANC Common Stock reserved for issuance upon the settlement of outstanding BANC PSU Awards (assuming performance goals are satisfied at the target level), (v) 14,904 shares underlying BANC Options and (vi) zero shares of BANC Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any BANC Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of BANC issued, reserved for issuance or outstanding. All of the issued and outstanding shares of BANC Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of BANC or of Merger Sub may vote. Other than BANC Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), and except as set forth in the Investment Agreements, as of the date of this Agreement, there are no (A) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in BANC, or (B) contracts, commitments, understandings or arrangements by which BANC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in BANC, or that otherwise obligate BANC to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the Investment Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which BANC or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of BANC Common Stock or other equity interests of BANC.
(b) BANC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the BANC Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No BANC Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective

Time will be, owned by BANC. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Mergers and the other transactions contemplated hereby.
4.3 Authority; No Violation.
(a) Each of BANC and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite BANC Vote and other actions described in this Section 4.3 and Section 4.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by BANC of its obligations hereunder and the consummation of the transactions contemplated hereby (including the Mergers, the FRS Membership and the BANC Share Issuance) have been duly and validly approved and adopted by the Board of Directors of BANC. The Board of Directors of BANC has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of BANC and its stockholders, (ii) adopted a resolution approving this Agreement and the transactions contemplated hereby and (iii) directed that the issuance of the (A) shares of BANC Common Stock constituting the Merger Consideration pursuant to this Agreement and (B) shares of Voting Common Stock, shares of Non-Voting Common Equivalent Stock and Warrants in connection with the Equity Financing (collectively, “BANC Share Issuance”) be submitted to the holders of BANC Common Stock for approval at a meeting of such stockholders. The Board of Directors of Merger Sub has (1) determined that this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of Merger Sub and its sole stockholder, and (2) adopted a resolution approving this Agreement and the transactions contemplated hereby. BANC, as Merger Sub’s sole stockholder, has adopted this Agreement by written consent. Except for (i) the approval of the BANC Share Issuance by the affirmative vote of a majority of votes cast by holders of shares of BANC Common Stock at the BANC Meeting (the “Requisite BANC Vote”), (ii) the approval, ratification and confirmation of the Bank Merger Agreement by BANC as Banc of California’s sole stockholder and (iii) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of BANC, Banc of California or Merger Sub are necessary to approve or adopt this Agreement or for BANC or Merger Sub to perform their respective obligations hereunder or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of BANC and Merger Sub and (assuming due authorization, execution and delivery by PACW) constitutes a valid and binding obligation of each of BANC and Merger Sub, enforceable against each of BANC and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of BANC Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite BANC Vote), when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of BANC will have any preemptive right or similar rights in respect thereof.
(b) None of the execution and delivery of this Agreement by BANC or Merger Sub, the performance by BANC or Merger Sub of its respective obligations hereunder, the consummation by BANC or Merger Sub of the transactions contemplated hereby, including the Mergers, the FRS Membership, the Bank Merger and the BANC Share Issuance, or compliance by BANC or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the BANC Articles, BANC Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Law applicable to BANC, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BANC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BANC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (ii)(x) and (ii)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ or NYSE, and the approval of the listing of the shares of BANC Common Stock to be issued pursuant to this Agreement and the New BANC Preferred Stock on the NYSE, (b) the filing of any required applications, filings, certificates and notices, as applicable, with the Federal Reserve under the BHC Act with respect to the Mergers, the Federal Reserve Act with respect to the FRS Membership and the Bank Merger Act with respect to the Bank Merger and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the CDFPI, and approval, exemption or waiver of such applications, filings, certificates and notices, (d) the filing with the SEC of (i) any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement, and (ii) the S-4 and declaration of effectiveness of the S-4, (e) the filing of the Delaware Merger Certificates with the Delaware Secretary pursuant to the DGCL and filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BANC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by BANC and Merger Sub of this Agreement or (ii) the consummation by BANC and Merger Sub of the Merger and the other transactions contemplated hereby (including the Bank Merger and the BANC Share Issuance). As of the date hereof, BANC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers, the FRS Membership and the Bank Merger on a timely basis.
4.5 Reports.
(a) BANC and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve, (iv) the Office of the Comptroller of the Currency, (v) any foreign regulatory authority and (vi) any SRO, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. Subject to Section 9.14, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of BANC and its Subsidiaries, (A) no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of BANC, investigation into the business or operations of BANC or any of its Subsidiaries since January 1, 2021, (B) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of BANC or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of BANC or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by BANC to the SEC since January 1, 2021 pursuant to the Securities Act or the Exchange Act (the “BANC Reports”) is publicly available. No such BANC Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all BANC Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of BANC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the BANC Reports.
4.6 Financial Statements.
(a) The financial statements of BANC and its Subsidiaries included (or incorporated by reference) in the BANC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BANC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of BANC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BANC and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021, no independent public accounting firm of BANC has resigned (or informed BANC that it intends to resign) or been dismissed as independent public accountants of BANC as a result of, or in connection with, any disagreements with BANC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Neither BANC nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of BANC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement and the transactions contemplated hereby and (iv) obligations under any Investment Agreement, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC.
(c) The records, systems, controls, data and information of BANC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BANC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. BANC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BANC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BANC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BANC’s outside auditors and the audit committee of BANC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect BANC’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BANC’s internal controls over financial reporting. To the knowledge of BANC, there is no reason to believe that BANC’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2021, (i) neither BANC nor any of its Subsidiaries, nor, to the knowledge of BANC, any director, officer, auditor, accountant or representative of BANC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BANC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BANC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing BANC or any of its Subsidiaries, whether or not employed by BANC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BANC or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of BANC or any committee thereof, or to the knowledge of BANC, to any director or officer of BANC.
(e) As of June 30, 2023, BANC’s Net Wholesale Funding Amount was equal to the amount set forth in Section 4.6(e) of the BANC Disclosure Schedules (the “BANC Reference Net Wholesale Funding Amount”).
4.7 Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”), neither BANC nor any BANC Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. BANC has disclosed to PACW as of the date hereof the aggregate fees provided for in connection with the engagement by BANC of J.P. Morgan related to the Mergers and the other transactions contemplated hereby, including the BANC Share Issuance.
4.8 Absence of Certain Changes or Events.
(a) Since January 1, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
(b) Through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, since January 1, 2021, BANC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal Proceedings.
(a) Neither BANC nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened, Legal Proceeding of any nature against BANC or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, BANC, any BANC Subsidiary or any of their respective businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no Order imposed upon BANC, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of BANC or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to BANC and its Subsidiaries, taken as a whole (other than any Order issued by a Governmental Entity in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).
4.10 Taxes and Tax Returns. Each of BANC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither BANC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of BANC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of BANC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither BANC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of BANC and its Subsidiaries for all years to and including 2022 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither BANC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of BANC and its Subsidiaries or the assets of BANC and its Subsidiaries. Neither BANC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among BANC and its Subsidiaries). Neither BANC nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was BANC) or (ii) has any liability for the Taxes of any person (other than BANC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither BANC nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither BANC nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has BANC been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11 Employees and Employee Benefit Plans.
(a) Section 4.11(a) of the BANC Disclosure Schedule sets forth a true, correct and complete list of all material BANC Benefit Plans. For purposes of this Agreement, “BANC Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, BANC or any of its Subsidiaries for the benefit of any current or former employee, officer or director of BANC or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b) BANC has heretofore made available to PACW true, correct and complete copies of (i) each material BANC Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such BANC Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter (or opinion or advisory letter, if applicable), if any, relating to such BANC Benefit Plan, (D) the most recently prepared actuarial report for each BANC Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such BANC Benefit Plan.
(c) Each BANC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.
(d) Section 4.11(d) of the BANC Disclosure Schedule sets forth a true, correct and complete list of each BANC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “BANC Qualified Plans”). The IRS has issued a favorable determination letter (or opinion or advisory letter, if applicable) with respect to each BANC Qualified Plan and the related trust, and, to the knowledge of BANC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any BANC Qualified Plan or the related trust.
(e) No BANC Benefit Plan is, and none of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No Controlled Group Liability has been incurred by BANC or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of BANC, no condition exists that presents a material risk to BANC or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries.

(f) None of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. No BANC Benefit Plan is a MEWA.
(g) Neither BANC nor any of its Subsidiaries sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any BANC Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any BANC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of BANC, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries, taken as a whole.
(i) There are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened, claims (other than claims for benefits in the ordinary course) or other Legal Proceedings that have been asserted or instituted, and, to BANC’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or other Legal Proceeding against the BANC Benefit Plans, any fiduciaries thereof with respect to their duties to the BANC Benefit Plans or the assets of any of the trusts under any of the BANC Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries.
(j) With respect to each BANC Benefit Plan that is subject to ERISA, (i) neither BANC nor its Subsidiaries have engaged in, and to the knowledge of BANC, no other person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of BANC nor any of its Subsidiaries or, to the knowledge of BANC, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of, or investment of the assets of, such BANC Benefit Plan that, in each case, would reasonably be expected to result in material liability to BANC or any of its Subsidiaries.
(k) Other than as provided in this Agreement, none of the execution and delivery of this Agreement, the performance by BANC of its obligations hereunder or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of BANC or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of BANC or any of its Subsidiaries, (iii) accelerate the timing of or cause BANC or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any BANC Benefit Plan, or (iv) result in any limitation on the right of BANC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any BANC Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by BANC or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l) Neither BANC nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
(m) No BANC Benefit Plan is maintained outside of the jurisdiction of the United States or covers any BANC employees who reside or work outside of the United States.

(n) There are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened material labor grievances or material unfair labor practice claims or charges against BANC or any of its Subsidiaries, or any strikes, lockouts, work stoppages, slowdowns or other material labor disputes against BANC or any of its Subsidiaries. Neither BANC nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union or labor organization. To the knowledge of BANC, there are no, and since January 1, 2021 there have been no, labor union organizing efforts with respect to any employees of BANC or its Subsidiaries.
(o) BANC and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(p) (i) To the knowledge of BANC, no written allegations of sexual harassment, sexual misconduct or discrimination have been made since December 31, 2019 against any officer or director of BANC subject to the reporting requirements of Section 16(a) of the Exchange Act (a “BANC Insider”) or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above, (ii) since December 31, 2019, neither BANC nor any of its Subsidiaries has entered into any settlement agreement involving or related to allegations of sexual harassment, sexual misconduct or discrimination by any BANC Insider or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above, and (iii) there are no proceedings currently pending or, to the knowledge of BANC, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any BANC Insider or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of BANC, no employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above is in any material respect in material breach of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (A) to BANC or any of its Subsidiaries or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by BANC or any of its Subsidiaries or (2) to the knowledge or use of trade secrets or proprietary information.
4.12 Compliance with Applicable Law and Privacy Obligations. BANC and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, and, to the knowledge of BANC, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. BANC and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Law applicable to BANC or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Banc of California has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, none of BANC, or any of its Subsidiaries or, to the knowledge of BANC, any director, officer, employee, agent or other person acting on behalf of BANC or any of its Subsidiaries has, directly or indirectly, (a) used any funds of BANC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BANC or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of BANC or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of BANC or any of its Subsidiaries or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for BANC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BANC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. BANC maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any Data Breach. To the knowledge of BANC, BANC has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BANC. To the knowledge of BANC, there are no data security or other technological vulnerabilities with respect to BANC’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BANC. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, BANC and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of BANC and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC: (i) Banc of California has complied with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) BANC and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of BANC, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.13 Certain Contracts.
(a) As of the date hereof, neither BANC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any BANC Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct on any line of business by BANC or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such an effect);
(iii) which is a collective bargaining agreement or similar agreement with any labor organization;
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite BANC Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this

Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to result in a material liability to BANC and its Subsidiaries, taken as a whole;
(v) that (A) relates to the incurrence of indebtedness by BANC or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) provides for the guarantee, support, assumption or endorsement by BANC or any of its Subsidiaries of, or any similar commitment by BANC or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an outstanding principal amount of $500,000 or more, or (C) provides for any material indemnification or similar obligations on the part of BANC or any of its Subsidiaries;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of BANC and its Subsidiaries, taken as a whole;
(vii) that creates future payment obligations in excess of $500,000 per annum other than any such contracts which are terminable by BANC or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by BANC or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business;
(viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of BANC or any of its Subsidiaries;
(ix) that relates to the acquisition or disposition of any person, business or asset and under which BANC or its Subsidiaries has a material on-going obligation or liability, including the disposition of any material loan portfolio;
(x) that relates to any material joint venture, partnership or other similar agreement;
(xi) that licenses or otherwise grants rights to BANC or any of its Subsidiaries from a third party with respect to material Intellectual Property of any third party, where such contract is material to the businesses of BANC and its subsidiaries, taken as a whole; or
(xii) that licenses or grants other rights to any third party from BANC or its Subsidiaries with respect to material Intellectual Property, where such contract is material to the businesses of BANC and its Subsidiaries, taken as a whole.
(b) Each contract, arrangement, commitment or understanding of the type described in Section 4.13(a) (excluding any BANC Benefit Plan and any Investment Agreement), whether or not set forth in the BANC Disclosure Schedule, is referred to herein as a “BANC Contract.” BANC has made available to PACW true, correct and complete copies of each BANC Contract in effect as of the date hereof.
(c) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (i) each BANC Contract is valid and binding on BANC or one of its Subsidiaries, as applicable, and in full force and effect, (ii) each of BANC and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each BANC Contract, (iii) to the knowledge of BANC, each third-party counterparty to each BANC Contract has complied with and performed all obligations required to be performed by it to date under such BANC Contract, (iv) BANC does not have knowledge of, and has not received or delivered notice of, any violation of any BANC Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of BANC or any of its Subsidiaries, or to the knowledge of BANC, any other party thereto, of or under any such PACW Contract and (vi) no party to any BANC Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any BANC Contract, including as a result of the Pandemic or the Pandemic Measures.

4.14 Agreements with Governmental Entities. Subject to Section 9.14, neither BANC nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the BANC Disclosure Schedule, a “BANC Regulatory Agreement”), nor has BANC or any of its Subsidiaries been advised in writing or, to the knowledge of BANC threatened, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BANC Regulatory Agreement.
4.15 Investment Securities and Commodities.
(a) Each of BANC and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to BANC and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the BANC Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of BANC or its Subsidiaries. Such securities and commodities are valued on the books of BANC in accordance with GAAP in all material respects.
(b) BANC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that BANC believes are prudent and reasonable in the context of such businesses, and BANC and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, BANC has made available to PACW the material terms of such policies, practices and procedures.
4.16 Risk Management Instruments. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of BANC, any of its Subsidiaries or for the account of a customer of BANC or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of BANC or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) BANC and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to BANC’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.17 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, BANC and its Subsidiaries are in compliance, and have complied since January 1, 2021, with each Law, Order, permit, authorization or agency requirement relating to Environmental Law. There are no legal, administrative, arbitral or other Legal Proceedings or, to the knowledge of BANC, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on BANC or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against BANC, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC. To the knowledge of BANC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
4.18 Real Property. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) BANC or a BANC Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the BANC Reports as being owned by BANC or a BANC Subsidiary or acquired after the date thereof which are material to BANC and its Subsidiaries on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “BANC Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such BANC Reports or established after the date thereof which are material to BANC and its Subsidiaries on a consolidated basis (except for leases that have expired by their terms since the date thereof) (collectively with BANC Owned Properties, the “BANC Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BANC, the lessor. There are no pending or, to the knowledge of BANC, threatened condemnation proceedings against BANC Real Property.
4.19 Intellectual Property. BANC and each of its Subsidiaries solely and exclusively owns (free and clear of any material Liens) all material Intellectual Property owned or purported to be owned by them. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) (i) to the knowledge of BANC, the use or other exploitation of any Intellectual Property by BANC and its Subsidiaries, and the operation of the businesses of BANC and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which BANC or any of its Subsidiaries acquired the right to use or otherwise exploit any Intellectual Property and (ii) no person has, within the past two (2) years, asserted in writing to BANC or any of its Subsidiaries that BANC or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (b) to the knowledge of BANC, no person is challenging, infringing on, misappropriating or otherwise violating, any right of BANC or any of its Subsidiaries with respect to any Intellectual Property owned by BANC or its Subsidiaries, (c) neither BANC nor any of its Subsidiaries, within the past two (2) years, has received any written notice of any pending claim with respect to any Intellectual Property owned or purported to be owned by BANC or any of its Subsidiaries, and BANC and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed by BANC and its Subsidiaries and (d) all former and current employees, consultants and independent contractors of BANC or its Subsidiaries who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into enforceable proprietary rights agreements with BANC or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in BANC or any of its Subsidiaries, except as otherwise vested in BANC or any of its Subsidiaries by operation of Law.
4.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between BANC or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BANC or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding BANC Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BANC) on the other hand, of the type required to be reported in any BANC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
4.21 Investment Agreements.
(a) As of the date hereof, BANC has made available to PACW true, correct and complete copies of each Investment Agreement and (i) the Investment Agreements have not been amended or modified in any manner and (ii) the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by BANC or to BANC’s knowledge, any other party thereto.
(b) As of the date hereof, the Investment Agreements are in full force and effect and constitute the valid, binding and enforceable obligation of BANC and to BANC’S knowledge, the other parties thereto, enforceable in accordance with their terms (subject to the Enforceability Exceptions). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Investment Agreements, other than the conditions precedent set forth in the Investment Agreements or this Agreement (such conditions precedent, the “Financing Conditions”).

As of the date hereof and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement as well as the satisfaction of the other Financing Conditions, BANC has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Equity Financing contemplated by the Investment Agreements will not be available to BANC on the Closing Date.
(c) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to Equity Financing to which BANC or any of its affiliates is a party that would reasonably be expected to adversely affect the conditionality, availability or amount of the Equity Financing contemplated by the Investment Agreements.
4.22 State Takeover Laws. The Board of Directors of each of BANC and Merger Sub, as applicable, has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any Takeover Statutes.
4.23 Reorganization. BANC has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.24 Opinion. Prior to the execution of this Agreement, the Board of Directors of BANC has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to BANC. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.25 BANC Information. The information relating to BANC, its Subsidiaries and the BANC Insiders to be contained in the Joint Proxy Statement and the S-4, and the information relating to BANC, its Subsidiaries and the BANC Insiders that is provided by BANC or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to PACW or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to PACW or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.26 Loan Portfolio.
(a) As of the date hereof, neither BANC nor any of its Subsidiaries is a party to any Loans in which BANC or any Subsidiary of BANC is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 4.26 of the BANC Disclosure Schedule sets forth a true, correct and complete list of (i) all of the Loans of BANC and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by BANC as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of BANC or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, each Loan of BANC and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) has been secured by valid Liens, as applicable, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, each outstanding Loan of BANC or any of its Subsidiaries (including

Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of BANC and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) There are no outstanding Loans made by BANC or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of BANC or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
4.27 Insurance. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) BANC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of BANC reasonably has determined to be prudent and consistent with industry practice, and BANC and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of BANC and its Subsidiaries, BANC or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by BANC or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither BANC nor any of its Subsidiaries has received notice of any threatened termination of, material premium increases with respect to, or material alteration of coverage under, any insurance policies.
4.28 Information Security. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, to the knowledge of BANC, since January 1, 2021, no third party has gained unauthorized access to any information technology networks used, owned or controlled by BANC or any of its Subsidiaries.
4.29 No Other Representations or Warranties.
(a) Except for the representations and warranties made by BANC and Merger Sub in this Article IV, neither BANC nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to BANC, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BANC and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither BANC nor Merger Sub nor any other person makes or has made any representation or warranty to PACW or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to BANC, Merger Sub any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by BANC and Merger Sub in this Article IV, any oral or written information presented to PACW or any of its affiliates or representatives in the course of their due diligence investigation of BANC, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) BANC and Merger Sub acknowledge and agree that neither PACW nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the PACW Disclosure Schedule or the BANC Disclosure Schedule), as required by Law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of PACW and BANC shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either PACW or BANC to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1, a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1.
5.2 PACW Forbearances. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement in accordance with its terms, except as set forth in the PACW Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, PACW shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of BANC:
(a) other than (i) federal funds borrowings, Federal Home Loan Bank borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one (1) year, (ii) Federal Reserve of San Francisco Discount Window borrowings and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of PACW or any of its wholly-owned Subsidiaries to PACW or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.01 per share of PACW Common Stock, (B) dividends paid by any of the Subsidiaries of PACW to PACW or any of PACW’s wholly-owned Subsidiaries, (C) dividends provided for and paid on shares of PACW Preferred Stock in accordance with the terms of such PACW Preferred Stock, (D) regular distributions on outstanding trust preferred securities in accordance with their terms or (E) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of PACW or any of its Subsidiaries; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of PACW or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of PACW or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of PACW;
(e) in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any PACW Contract, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to PACW or (iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a PACW Contract if it were in effect on the date of this Agreement, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of this Agreement, constitute a PACW Contract but would, after giving effect to such amendment or modification, constitute a PACW Contract;
(f) except as required under applicable law or the terms of any PACW Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, materially amend or terminate any PACW Benefit Plan, or any arrangement that would be a PACW Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any PACW Benefit Plan, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above;
(g) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;
(h) settle any material Legal Proceeding against PACW or any of its Subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(i) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(j) amend its certificate of incorporation, its bylaws or comparable governing documents of any of its Significant Subsidiaries;
(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(m) enter into any new line of business other than in the ordinary course of business, except as required by applicable Law;
(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(o) other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a Governmental Entity;
(p) make or authorize any capital expenditures outside the ordinary course of business;
(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(r) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Intellectual Property owned by PACW or its Subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property in the ordinary course of business or at the end of such Intellectual Property’s statutory term; or
(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3 BANC Forbearances. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement in accordance with its terms, except as set forth in the BANC Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, BANC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PACW:
(a) other than (i) federal funds borrowings, Federal Home Loan Bank borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one (1) year, (ii) Federal Reserve Bank Discount Window borrowings and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of BANC or any of its wholly-owned Subsidiaries to BANC or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of BANC Common Stock, (B) dividends paid by any of the Subsidiaries of BANC to BANC or any of BANC’s wholly-owned Subsidiaries and (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) except pursuant to the Equity Financing, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of BANC or any of its Subsidiaries; or
(iv) except pursuant to the Equity Financing, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of BANC or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of BANC or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) except pursuant to the Balance Sheet Repositioning, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of BANC;
(e) in each case except pursuant to the Equity Financing and for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any BANC Contract, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to BANC or (iii) other than any BSR Agreement, enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a BANC Contract if it were in effect on the date of this Agreement, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of this Agreement, constitute a BANC Contract but would, after giving effect to such amendment or modification, constitute a BANC Contract;
(f) except as required under applicable law or the terms of any BANC Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, materially amend or terminate any BANC Benefit Plan, or any arrangement that would be a BANC Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any BANC Benefit Plan, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee;
(g) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;
(h) settle any material Legal Proceeding against BANC or any of its Subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(i) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(j) amend its articles of incorporation, its bylaws or comparable governing documents of any of its Significant Subsidiaries, in each case, in a manner that would materially and adversely affect the holders of PACW Common Stock relative to and disproportionately to all other holders of BANC Common Stock;

(k) except pursuant to the Balance Sheet Repositioning, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(m) enter into any new line of business other than in the ordinary course of business, except as required by applicable Law;
(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;
(o) other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a Governmental Entity;
(p) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(q) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Intellectual Property owned by BANC or its Subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property in the ordinary course of business or at the end of such Intellectual Property’s statutory term; or
(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, BANC and PACW shall prepare and file with the SEC the Joint Proxy Statement and BANC shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to file the S-4, in which a preliminary joint proxy statement relating to the meetings of PACW’s stockholders and BANC’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, by 5:30 p.m. Eastern Time on August 24, 2023. The S-4 shall also, to the extent permitted by the Securities Act, register the shares of New BANC Preferred Stock (or depositary shares in lieu thereof) that will be issued in the Second Step Merger. Each of BANC and PACW shall use its reasonable best efforts to have the S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing, and BANC and PACW shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. BANC shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and PACW shall furnish all information concerning PACW and the holders of PACW Common Stock and PACW Preferred Stock, as well as any PACW Insider, as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings by 5:30 p.m. Eastern Time on August 14, 2023), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers, the FRS Membership, the Bank Merger and the BANC Share Issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Each of BANC and PACW shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to PACW or BANC, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory permits, authorizations, consents, Orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve and the CDFPI that are necessary to consummate the transactions contemplated by this Agreement, including the Mergers, the FRS Membership and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c) Each party shall use its reasonable best efforts to respond to any request for information and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby in each case in a reasonably prompt and timely matter. Notwithstanding anything in this Agreement to the contrary, neither BANC nor PACW nor any of their respective Subsidiaries shall be required (and without the written consent of the other party, neither BANC nor PACW nor any of their respective Subsidiaries shall be permitted) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, authorizations, consents, Orders or approvals of Governmental Entities that would (i) reasonably be expected to require the Surviving Corporation or any other person to issue equity securities or otherwise raise capital in excess of the amount contemplated by the Equity Financing; or (ii) (A) not apply to a similarly sized financial holding company and state member bank that are well-capitalized and well-managed and (B) be materially more burdensome, individually or in the aggregate, on the operations, business or profitability of the Surviving Corporation and its Subsidiaries than those imposed on BANC or Banc of California as of the date of hereof (each of clauses (i) and (ii), a “Materially Burdensome Regulatory Condition”). Any requirement to enter into any BSR Agreement or otherwise take actions contemplated by Section 6.21 shall not be a Materially Burdensome Regulatory Condition hereunder.
(d) To the extent permitted by applicable Law, BANC and PACW shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of BANC, PACW or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
(e) To the extent permitted by applicable Law, BANC and PACW shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such consent, waiver, approval or authorization will be materially delayed or conditioned.

6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable Laws (including the Pandemic Measures), each of BANC and PACW, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters in connection with or relating to this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Closing, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Closing conversion or consolidation of systems and business operations generally, and, during such period, each of BANC and PACW shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that BANC or PACW, as the case may be, is not permitted to disclose under applicable Law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither BANC nor PACW nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of BANC’s or PACW’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of BANC and PACW shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 4, 2023, by and between BANC and PACW, as amended by Amendment No. 1 thereto, dated as of June 30, 2023, as amended by Amendment No. 2 thereto, dated as of the date hereof, and as may be further amended from time to time (the “Confidentiality Agreement”).
(c) No later than 7:00 p.m. Pacific Time on the last business day prior to the earlier of the (i) Closing Date or (ii) Termination Date (such earlier time, the “Net Wholesale Funding Schedule Delivery Date”), PACW shall deliver to BANC a schedule (along with reasonable supporting detail) setting forth, as of the end of the business day that is two business days prior to the Net Wholesale Funding Schedule Delivery Date (the end of the business day on such second business day, the “Measurement Time”), (A) PACW’s Net Wholesale Funding Amount and (B) the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW. PACW shall provide BANC the opportunity to review and comment on any such schedule and shall accept any reasonable comments thereto made by BANC.
(d) No later than 7:00 p.m. Pacific Time on the Net Wholesale Funding Schedule Delivery Date, BANC shall deliver to PACW a schedule (along with reasonable supporting detail) setting forth, as of the Measurement Time, (i) BANC’s Net Wholesale Funding Amount and (ii) the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of BANC. BANC shall provide PACW the opportunity to review and comment on any such schedule and shall accept any reasonable comments thereto made by PACW.
(e) Upon the reasonable request by the Chief Executive Officer of PACW, BANC shall provide PACW with periodic reports of all or a subset of outstanding Loans, including (i) the name of the borrower under such Loan, (ii) the outstanding principal balance of such Loan, (iii) the accrued and unpaid interest of such Loan, (iv) the category of such Loan, (v) the maturity date of such Loan, (vi) whether such Loan is over ninety (90) days or more delinquent in payment of principal and interest, (vii) whether such Loan is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import and (viii) other information reasonably requested. Upon request, BANC shall reasonably consult with PACW regarding the making or acquiring of any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issuing a commitment (including a letter of credit) or renewing or extending an existing commitment for any Loan, or amending or modifying in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $5,000,000 or greater.
(f) Upon the reasonable request by the Chief Executive Officer of BANC, PACW shall provide BANC with periodic reports of all or a subset of outstanding Loans, including (i) the name of the borrower under such Loan, (ii) the outstanding principal balance of such Loan, (iii) the accrued and unpaid interest of such Loan, (iv) the category of such Loan, (v) the maturity date of such Loan, (vi) whether such Loan is over ninety (90) days or more delinquent in payment of principal and interest, (vii) whether such Loan is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import and (viii) other information reasonably requested. Upon request, PACW shall reasonably consult with BANC regarding the making or acquiring of any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issuing a commitment (including a letter of credit) or renewing or extending an existing commitment for any Loan, or amending or modifying in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $5,000,000 or greater.
(g) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Closing. Prior to the Closing, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3 Stockholder Approvals.
(a) Each of PACW and BANC shall call a meeting of its stockholders (the “PACW Meeting” and the “BANC Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite PACW Vote and the Requisite BANC Vote required in connection with this Agreement, the Merger and the BANC Share Issuance, (ii) with respect to BANC, obtaining such other vote as may be contemplated by any of the Investment Agreements and (iii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of PACW and BANC shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.
(b) Subject to Section 6.3(c), (i) each of BANC and PACW and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of BANC and PACW, as applicable, the Requisite BANC Vote and the Requisite PACW Vote, as applicable, including by communicating to the respective stockholders of BANC and PACW its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of PACW adopt this Agreement, in the case of the Board of Directors of PACW, or approve the BANC Share Issuance, in the case of the Board of Directors of BANC (the “PACW Board Recommendation” and the “BANC Board Recommendation,” respectively) and (ii) each of BANC and PACW and their respective Boards of Directors shall not, and no committee of the Board of Directors of BANC or the Board of Directors of PACW shall, (A) withhold, withdraw, modify or qualify in a manner adverse to the other party the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, (B) fail to make the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, in each case within ten (10) business days (or such fewer number of days as remains prior to the BANC Meeting or the PACW Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of BANC or PACW, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC Board Recommendation or the PACW Board Recommendation, as applicable, such Board of Directors may, in the case of BANC, prior to the receipt of the Requisite BANC Vote, and in the case of PACW, prior to the receipt of the Requisite PACW Vote, submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least four (4) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (it being understood that such other party shall not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC Board Recommendation or PACW Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3, and any material change or development with respect to any other event or circumstances will also require a new notice period as referred to in this Section 6.3.
(d) Each of BANC or PACW shall adjourn or postpone the BANC Meeting or the PACW Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of BANC Common Stock or PACW Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting PACW or BANC, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite PACW Vote or the Requisite BANC Vote, and each of PACW and BANC, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite PACW Vote or Requisite BANC Vote, respectively; provided that the foregoing shall not restrict in any way each of the Boards of Directors of PACW or BANC from making a Recommendation Change permitted by Section 6.3(c) and disclosing such Recommendation Change and the basis and reasons therefor. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone the BANC Meeting or the PACW Meeting in accordance with the first sentence of this Section 6.3(d), unless this Agreement has been terminated in accordance with its terms, (i) the BANC Meeting shall be convened and the BANC Share Issuance shall be submitted to the stockholders of BANC at the BANC Meeting and (ii) the PACW Meeting shall be convened and this Agreement shall be submitted to the stockholders of PACW at the PACW Meeting, and nothing contained herein shall be deemed to relieve either BANC or PACW of such obligation.
6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of BANC and PACW shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Mergers, the FRS Membership and the Bank Merger, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, Order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by PACW or BANC or any of their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c)

or any similar opinions required in connection with the Joint Proxy Statement or S-4 described Section 6.1, including by executing and delivering representations contained in certificates of officers of BANC and PACW reasonably satisfactory in form and substance to BANC’s and PACW’s respective counsels.
6.5 Stock Exchange Listing and Delisting.
(a) BANC shall, prior to the Effective Time, cause additional shares in respect of the BANC Common Stock and the New BANC Preferred Stock (or depositary shares in respect thereof) to be issued in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance.
(b) Prior to the Closing Date, PACW shall cooperate with BANC and use reasonable best efforts to take, or cause to be take, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and polices of NASDAQ to enable the delisting by the Surviving Corporation of PACW Common Stock and PACW Preferred Stock from NASDAQ and the deregistration of PACW Common Stock and PACW Preferred Stock under the Exchange Act as promptly as practicable after the Effective Time.
6.6 Employee Matters.
(a) Unless otherwise mutually agreed by PACW and BANC prior to the Effective Time, BANC, as the Surviving Corporation, shall provide the employees of PACW and their Subsidiaries as of the Effective Time who continue to remain employed with the Surviving Corporation and its Subsidiaries (the “Continuing Employees”), immediately after the Effective Time, with the following: (i) annual base salary or wages, as applicable, target cash incentive opportunities and target long term incentive opportunities (excluding in each case any retention, sign-on or special one-time awards) that are either (1) no less favorable in the aggregate than those provided to similarly situated employees of the Surviving Corporation and its Subsidiaries, or (2) provided in accordance with any employment agreement, offer letter or other compensation arrangement to which any Continuing Employee is a party or participant in immediately prior to the Effective Time; and (ii) employee benefits that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time; provided that, with respect to clause (ii), if the Continuing Employees and employees of BANC and its Subsidiaries are integrated into Benefit Plans of the Surviving Corporation and its Subsidiaries, which may be done on a plan by plan basis, or if the Surviving Corporation and its Subsidiaries modify any existing plans or adopt new benefit plans with respect to the Continuing Employees and employees of BANC and its Subsidiaries (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by PACW Benefit Plans, on the one hand, and those covered by BANC Benefit Plans on the other, at the Effective Time) (the “New Benefit Plans”), participation in such plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the PACW Benefit Plans, the BANC Benefit Plans or the New Benefit Plans on different dates following the Effective Time with respect to different plans.
(b) With respect to any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time, BANC, as the Surviving Corporation, and its Subsidiaries shall use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous PACW Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a PACW Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous PACW Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Benefit Plans, and (iii) recognize all service of such employees with PACW and its Subsidiaries for all purposes in any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan to the same extent that such service was taken into account under the analogous PACW Benefit Plan prior to the Effective Time;

provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any tax-qualified defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c) The parties agree that the consummation of the Merger shall constitute a “change in control,” “change of control” or term of similar import under each applicable PACW Benefit Plan and BANC Benefit Plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
(d) Prior to Closing, prior to making any material written communications relating to the Merger or the other transactions contemplated by this Agreement to any employee of PACW or its Subsidiaries, each party will, and will cause its Subsidiaries to, provide the other party with a reasonable opportunity to review and comment on any such communications, which comments shall be considered in good faith by the party proposing to make such communication. Prior to the Closing, neither party nor their respective Subsidiaries shall make any written communications to any individual employee of PACW or its Subsidiaries regarding such individual’s terms and conditions of employment following the Closing without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).
(e) If the Effective Time occurs prior to December 31, 2023, then Continuing Employees will receive 2023 annual cash bonuses in an aggregate amount equal to (i) the preclosing accruals for the portion of 2023 up to and including the Closing Date based on PACW’s current accrual methodology for such bonuses in accordance with past practice, as determined by PACW and BANC in good faith, pro-rated for the period of service in 2023 up to and including the Closing Date and (ii) for any period following the Closing Date through December 31, 2023, based on the accrual methodology for the combined business as determined by BANC (the “2023 Bonuses”). The actual amount of the 2023 Bonuses payable to the PACW employees in accordance with the foregoing sentence will be determined by BANC in good faith and 2023 Bonuses will be paid in 2024 at the time annual cash bonuses are paid to employees in the ordinary course of business consistent with past practice, subject to satisfaction of the terms and conditions (including with respect to service) of the applicable annual cash bonus arrangements.
(f) Nothing in this Agreement shall confer upon any employee (including any Continuing Employee), officer, director or consultant of PACW, BANC or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, PACW, BANC or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, PACW, BANC or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, PACW, BANC or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any PACW Benefit Plan, BANC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular PACW Benefit Plan, BANC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, any current or former employee, officer, director or consultant of PACW, BANC or any of their respective Subsidiaries or affiliates or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by PACW pursuant to the PACW Charter, PACW Bylaws, the governing or organizational documents of any Subsidiary of PACW or any indemnification agreements in existence as of the date hereof that have been made available to BANC, each present and former director or officer of PACW and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “PACW Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of PACW or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, the PACW Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such PACW Indemnified Party is not entitled to indemnification.
(b) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each PACW Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7. The obligations of the Surviving Corporation or any of its successors under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any PACW Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected PACW Indemnified Party or affected person.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of BANC, on the one hand, and a Subsidiary of PACW, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by BANC.
6.9 Efforts to Close; Advice of Changes. Subject in all cases to Section 6.1(c), each of PACW and BANC shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described herein, including using reasonable best efforts to satisfy in all material respects on a timely basis all conditions and covenants under their respective the control in this Agreement and otherwise comply with its obligations hereunder. Each of BANC and PACW shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article IV; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10 Dividends. After the date of this Agreement, each of BANC and PACW shall coordinate with the other the declaration of any dividends in respect of BANC Common Stock and PACW Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of PACW Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of PACW Common Stock and any shares of BANC Common Stock any such holder receives in exchange therefor in the Merger.
6.11 Shareholder Litigation. Each party shall give the other party prompt written notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and PACW shall give BANC the opportunity to participate (at BANC’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. PACW shall not agree to settle any such litigation without BANC’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that BANC shall not be obligated to consent to any settlement which (a) does not include a full release of BANC and its affiliates or (b) which imposes an injunction or other equitable relief (i) that restrains, delays or otherwise prohibits the Closing or (ii) applies after the Effective Time upon the Surviving Corporation or any of its affiliates.
6.12 Corporate Governance.
(a) Effective as of the Effective Time, in accordance with the BANC Bylaws, (i) the number of directors that will comprise the full Board of Directors of BANC (and, as of the Second Effective Time, that will comprise the full Board of Directors of the Surviving Corporation) shall be twelve (12), (ii) of such members of the Board of Directors, (x) eight (8) shall be members of the Board of Directors of BANC as of immediately prior to the Effective Time (the “BANC Directors”), (y) three (3) shall be members of the Board of Directors of PACW as of immediately prior to the Effective Time, designated by PACW and reasonably acceptable to BANC (the “PACW Directors”); provided that any such PACW Director must qualify as an “independent” director of BANC under the applicable rules of the NYSE and satisfy BANC’s Corporate Governance Guidelines and (z) one (1) shall be an individual designated by certain Investors in accordance with the applicable Investment Agreement and reasonably acceptable to BANC (the “Investor Director”) and (iii) subject to the receipt of any necessary consent or non-objection of any Governmental Entity, the Lead Director of the Board of Directors of PACW as of immediately prior to the Effective Time shall become the Chairman of the Board of Directors of BANC (and, as of the Second Effective Time, of the Surviving Corporation). Provided that each PACW Director continues to meet the standards for directors of the Surviving Corporation, including continuing to satisfy BANC’s Corporate Governance Guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the Surviving Corporation shall nominate each PACW Director for reelection to the Board of Directors of the Surviving Corporation at each of the first and second annual meeting of the stockholders of the Surviving Corporation following the Closing, and the Surviving Corporation’s proxy materials with respect to each such annual meeting shall include the recommendation of the Board of Directors of the Surviving Corporation that its stockholders vote to reelect each PACW Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of the Surviving Corporation.
(b) Effective as of the Bank Merger effective time, in accordance with the Pacific Western Bank bylaws in effect as of immediately prior to the Bank Merger effective time (i) the number of directors that will comprise the full Board of Directors of the Surviving Bank shall be twelve (12), (ii) of such members of the Board of Directors, (x) eight (8) shall be the BANC Directors, (y) three (3) shall be the PACW Directors and (z) one (1) shall be the Investor Director and (iii) subject to the receipt of any necessary consent or non-objection of any Governmental Entity, the Chairman of the Board of Directors of the Surviving Bank shall be the same individual who serves as the Chairman of the Board of Directors of Banc of California immediately prior to the Effective Time.
(c) The Chief Executive Officer of BANC immediately prior to the Second Effective Time will be the Chief Executive Officer of the Surviving Corporation immediately following the Second Effective Time and will continue as such until his resignation, removal or death.
(d) Effective as of the Effective Time, (i) the headquarters of BANC (and, as of the Second Effective Time, the Surviving Corporation) will be located in Los Angeles, California, and the headquarters of Pacific Western Bank (and, as of the effective time of the Bank Merger, the Surviving Bank) will be located in Los

Angeles, California or as otherwise mutually agreed in writing by the parties hereto and (ii) the name of BANC (and, as of the Second Effective Time, the Surviving Corporation) will be “Banc of California, Inc.” and the name of Pacific Western Bank (and, as of the effective time of the Bank Merger, the Surviving Bank) will be “Banc of California.”
6.13 Acquisition Proposals.
(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite PACW Vote, in the case of PACW, or the Requisite BANC Vote, in the case of BANC, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.13(a), such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to such party than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to BANC or PACW, as applicable, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.14 Public Announcements. PACW, BANC and Merger Sub agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties hereto. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) communications that are permitted pursuant to Section 6.3 or Section 6.13(b) or (c) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.
6.15 Change of Method. PACW and BANC shall be empowered, upon their mutual written agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of PACW and BANC (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio or the number of shares of BANC Common Stock received by holders of PACW Common Stock in exchange for each share of PACW Common Stock, (b) adversely affect the Tax treatment of holders of PACW Common Stock or BANC Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of PACW or BANC pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.16 Restructuring Efforts. If either PACW or BANC shall have failed to obtain the Requisite PACW Vote or the Requisite BANC Vote at the duly convened PACW Meeting or BANC Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued or paid to holders of the capital stock of PACW as provided for in this Agreement or any term that would adversely affect the tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders for adoption or approval.
6.17 Takeover Statutes. None of PACW, BANC, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.18 Investment Agreements.
(a) BANC shall not amend or modify, or waive any of its rights under, any Investment Agreement without the prior written consent of PACW (such consent not to be unreasonably withheld, conditioned or delayed).
(b) Prior to Closing, each of PACW and BANC shall, and each of them shall cause its respective Subsidiaries, and its and their respective Representatives to, reasonably cooperate in a timely manner in connection with the Equity Financing and any other financing arrangement the parties mutually agree in writing to seek in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, PACW shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with BANC in a timely manner (i) by providing such information and assistance as BANC, its Subsidiaries or their respective Representatives may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the Equity Financing), (ii) granting such access to documents and other information as may be reasonably necessary for due diligence with respect to such financing efforts, (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact with senior management and other representatives of PACW and its Subsidiaries at reasonable times and locations), (iv) providing reasonable assistance to BANC for the preparation of pro forma financial information and projections in connection with such financing, and (v) giving such opportunities to discuss the business, financial condition and results of operations of PACW and its Subsidiaries with their independent accountants as may be reasonably necessary for due diligence with respect to such financing efforts.
(c) Subject in all cases to Section 6.1 (c), BANC shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable and under its control to consummate the Equity Financing on the terms and conditions set forth in the Investment Agreements, including using its reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of BANC in the Investment Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions in the Investment Agreements have been satisfied, consummate the Equity Financing substantially concurrently with the consummation of the Mergers and (iii) in the event of any actual or potential breach, default, invalid termination or repudiation by an Investor under an Investment Agreement, use reasonable best efforts to pursue all remedies available to it under such Investment Agreement (for the avoidance of doubt solely to the extent permitted by such Investment Agreement), including seeking specific performance of the Investors’ obligations thereunder. In the event that BANC recovers any monetary damages from any Investor pursuant to any Investment Agreement, BANC shall remit to PACW, after deducting BANC’s out-of-pocket fees, costs and expenses (including reasonable attorney’s fees) incurred by BANC in order to recover such monetary damages, an amount equal to fifty percent (50%) of the remaining recoveries. BANC shall give PACW prompt (and, in any event five (5) business days) written notice of (1) gaining actual knowledge of any breach or default by it or an Investor to any Investment Agreement; and (2) of the receipt of any written notice or other written communication from an Investor with respect to any actual, potential or claimed breach, default, termination or repudiation by an Investor to any provision of an Investment Agreement.
6.19 Client Consents.
(a) Consent Notices. As promptly as reasonably practicable following the date hereof, PACW shall, or shall cause PWAM to, send to each person to which PWAM provides (or, during the relevant period, provided) Investment Advisory Services (each, a “Client”) a written notice (“Consent Notice”) informing such Client of the transactions contemplated hereby and seeking such Client’s consent to the “assignment” (as defined in the Investment Advisers Act) or continuation of such Client’s contract providing Investment Advisory Services (each, an “Investment Advisory Contract”) if such consent is required under the applicable Investment Advisory Contract or applicable Law. PACW shall, and shall cause the PWAM to, use its reasonable best efforts to obtain each such consent as promptly as reasonably practicable following the date hereof. The parties hereto agree that the consent of a Client shall be deemed to be obtained (i) upon receipt of a duly executed Consent Notice from such Client or (ii) by the use of “negative” consent or consent by notice if the applicable Investment Advisory Contract does not (in the good faith and reasonable view of BANC) require express written consent, (A) upon receipt of a written consent requested in the Consent Notice or (B) if no such written consent is received, if sixty (60) days (or such longer period that PACW deems is required by the applicable Investment Advisory Contract or by applicable Law) have passed since the sending of a written notice (a “Negative Consent Notice”) to the applicable Client (which notice may be included in the Consent Notice) which shall: (1) inform such Client of the intention (x) to complete the transactions contemplated hereby, which will result in an “assignment” (as defined in the Investment Advisers Act) of such Client’s Investment Advisory Contract, and (y) of the PWAM to continue to provide Investment Advisory Services pursuant to the existing Investment Advisory Contract with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; (2) request the consent of such Client and indicate that the consent of such Client will be deemed to have been granted if such Client continues to accept such advisory services for a period of at least sixty (60) days (or such longer period that PACW deems is required by the applicable Investment Advisory Contract or by applicable Law) after the sending of the Negative Consent Notice without termination (as discussed below); and (3) provide an opportunity for such Client to consent by countersigning the Negative Consent Notice. The foregoing obligations shall apply equally in respect of any new Clients who enter into Investment Advisory Contracts after the date hereof.
(b) Cooperation. BANC agrees to reasonably cooperate with PACW in obtaining the consents contemplated by this Section 6.19. BANC shall have the right to approve on a timely basis information concerning BANC or its Affiliates in any Consent Notice, Negative Consent Notice or similar materials to be distributed by PACW or the PWAM. BANC shall also have the right to inspect, and provide reasonable comments on a timely basis, to be considered by PACW in good faith, in advance of distribution of, the other content of any materials to be distributed by PACW or the PWAM pursuant to Section 6.19(a), including any Consent Notice or Negative Consent Notice (in each case, other than materials that are substantially similar to materials already provided to or approved by BANC, as applicable). PACW shall, and shall cause its Affiliates to, keep BANC reasonably informed of the status of obtaining consents of Clients and, upon BANC’s request, make available to BANC copies of all such executed consents. BANC shall provide to PACW or the PACW Investment Advisor in writing, all information concerning BANC and its Affiliates as is required under applicable Law, reasonably required or otherwise reasonably requested in order for PACW or the PACW Advisory Entity to seek to obtain the consents to be sought pursuant to this Section 6.19.
6.20 Treatment of PACW Debt. Upon the Second Effective Time, BANC shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by PACW under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.20 of the PACW Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) PACW shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) BANC shall reasonably cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates and other documents, and the parties hereto shall reasonably cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee in respect of such indebtedness, in each case, to the extent required to make such assumption effective as of the Second Effective Time or the effective time of the Bank Merger, as applicable.
6.21 Balance Sheet Repositioning. Each of PACW and BANC shall reasonably cooperate with each other to identify certain pools of assets of PACW or any of its Subsidiaries, on the one hand, and of BANC or any of its Subsidiaries, on the other hand, to be disposed of by PACW, BANC or their applicable Subsidiaries, contingent upon the Closing and either, as the parties hereto reasonably determine, prior to Closing or effective as of, or as soon as reasonably practicable after, the Closing. In addition, (a) each of PACW and BANC shall use its reasonable best efforts to, and cause its applicable Subsidiaries to use reasonable best efforts to, so dispose of, and enter into one or more BSR Agreements providing for the dispositions of, such assets for the best commercially reasonable available price, with the effectiveness of such disposition to be prior to, at or as soon as reasonably practicable after, the Closing and (b) PACW shall cause Pacific Western Bank to use its reasonable best efforts to repay with then-available cash indebtedness for borrowed money of Pacific Western Bank that is considered wholesale funding, including federal funds borrowings made pursuant to the Federal Reserve’s Bank Term Funding Program, with such repayment to occur at or as soon as reasonably practicable after the Closing ((a) and (b), the “Balance Sheet Repositioning”). In furtherance of the foregoing, each of PACW and BANC shall, and shall cause their applicable Subsidiaries to, (i) reasonably cooperate with the other party in connection with the Balance Sheet Repositioning, (ii) keep the other party appraised of the status of the portion of the Balance Sheet Repositioning applicable to it, (iii) provide the other party with drafts of any contract, agreement or arrangement (if any) relating to its portion of the Balance Sheet Repositioning (a “BSR Agreement”) and (iv) provide the other party with a reasonable opportunity to review and comment on such BSR Agreements, and consider in good faith any reasonable comments made by such other party. In no event shall PACW or BANC, and PACW and BANC shall not permit any of their Subsidiaries to, (A) enter into any BSR Agreement or any other agreement, arrangement, contract or understanding with respect to any portion of the Balance Sheet Repositioning, or incur any material expense or liability in connection therewith, in each case, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) or (B) take any action that would reasonably be expected to adversely affect or materially delay the consummation of the transactions contemplated by the Balance Sheet Repositioning, provided that nothing in this Section 6.21 shall limit or restrict in any matter any action that would otherwise be permitted by Article V of this Agreement.
6.22 Exemption from Liability under Section 16(b). BANC and PACW agree that, in order to most effectively compensate and retain PACW Insiders, both prior to and after the Effective Time, it is desirable that PACW Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of PACW Common Stock and PACW Equity Awards into BANC Common Stock or BANC Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.22. PACW shall deliver to BANC in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of PACW subject to the reporting requirements of Section 16(a) of the Exchange Act (the “PACW Insiders”), and the Board of Directors of BANC and of PACW, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of PACW) any dispositions of PACW Common Stock or PACW Equity Awards by the PACW Insiders, and (in the case of BANC) any acquisitions of BANC Common Stock or BANC Equity Awards by any PACW Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a) Stockholder Approvals. (i) The BANC Share Issuance shall have been approved by the stockholders of BANC by the Requisite BANC Vote and (ii) this Agreement shall have been adopted by the stockholders of PACW by the Requisite PACW Vote.
(b) NYSE Listing. BANC shall have filed a Supplemental Listing Application in respect of the BANC Common Stock and the New BANC Preferred Stock that shall be issuable pursuant to this Agreement in accordance with NYSE’s rules, and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance.
(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no Governmental Entity shall have imposed, and no Requisite Regulatory Approval shall contain, any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No Order issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger, the BANC Share Issuance or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers, the Bank Merger, the BANC Share Issuance or any of the other transactions contemplated by this Agreement.
(f) Equity Financing. The consummation of the purchase and sale of Voting Common Stock and Non-Voting Common Equivalent Stock, for an aggregate investment amount that is greater than or equal to $400,000,000.00, pursuant to (i) the Investment Agreements and/or (ii) any other contract or agreement entered into after the execution of this Agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock on terms and conditions that are equivalent to the terms and conditions applicable to the issuance of shares of Voting Common Stock and Non-Voting Common Equivalent Stock provided for in the Investment Agreements, in each case qualifying as common equity tier 1 capital of the Surviving Corporation for purposes of 12 C.F.R. 217.20(b) (collectively, the “Equity Financing”) shall occur substantially concurrently with the Closing.
7.2 Conditions to Obligations of BANC and Merger Sub. The obligation of BANC and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by BANC at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of PACW set forth in Sections 3.2(a), 3.7 and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of PACW set forth in Sections 3.1(a)-(c), 3.2(b) and 3.3(a) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of PACW set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on PACW or the Surviving Corporation. BANC shall have received a certificate, dated as of the Closing Date and signed on behalf of PACW by the Chief Executive Officer or the Chief Financial Officer of PACW, to the foregoing effect.
(b) Performance of Obligations of PACW. PACW shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing, and BANC shall have received a certificate, dated as of the Closing Date and signed on behalf of PACW by the Chief Executive Officer or the Chief Financial Officer of PACW, to such effect.
(c) Federal Tax Opinion. BANC shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to BANC, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BANC, PACW and Merger Sub, reasonably satisfactory in form and substance to such counsel.
7.3 Conditions to Obligations of PACW. The obligation of PACW to effect the Merger is also subject to the satisfaction or waiver by PACW at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of BANC and Merger Sub set forth in Sections 4.2(a), 4.7 and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of BANC and Merger Sub set forth in Sections 4.1(a)-(c), 4.2(b) and 4.3(a) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of BANC and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on BANC. PACW shall have received a certificate, dated as of the Closing Date and signed on behalf of BANC by the Chief Executive Officer or the Chief Financial Officer of BANC, to the foregoing effect.
(b) Performance of Obligations of BANC. BANC and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and PACW shall have received a certificate, dated as of the Closing Date and signed on behalf of BANC by the Chief Executive Officer or the Chief Financial Officer of BANC, to such effect.
(c) Federal Tax Opinion. PACW shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to PACW, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BANC, PACW and Merger Sub, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by mutual written consent of BANC and PACW;
(b) by either BANC or PACW if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, the Bank Merger or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either BANC or PACW if the Merger shall not have been consummated on or before April 25, 2024 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, however, that if (i) the conditions to the Closing set forth in Section 7.1(c) or Section 7.1(e) (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived on or prior to such date but all other conditions to PACW or BANC’s obligation to consummate the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to

July 25, 2024, and such date, as so extended, shall be the “Termination Date” and (ii) the Condition Satisfaction Date has occurred, then the Termination Date shall be extended to the first business day following the date on which the Closing is contemplated to occur pursuant to Section 1.2;
(d) by either BANC or PACW (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true or correct) set forth in this Agreement on the part of PACW, in the case of a termination by BANC, or BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by BANC, or Section 7.3, in the case of a termination by PACW, and which is not cured within forty-five (45) days following written notice to PACW, in the case of a termination by BANC, or BANC, in the case of a termination by PACW, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by PACW prior to such time as the Requisite BANC Vote is obtained, if (i) BANC or the Board of Directors of BANC (or a committee thereof) shall have made a Recommendation Change or (ii) BANC or the Board of Directors of BANC shall have breached its obligations under Section 6.3 or 6.13 in any material respect;
(f) by BANC prior to such time as the Requisite PACW Vote is obtained, if (i) PACW or the Board of Directors of PACW (or a committee thereof) shall have made a Recommendation Change or (ii) PACW or the Board of Directors of PACW shall have breached its obligations under Section 6.3 or 6.13 in any material respect;
(g) by BANC, if, under clause (y) of the definition of Material Adverse Effect, there is a Material Adverse Effect on PACW; or
(h) by PACW, if, under clause (z) of the definition of Material Adverse Effect, there is a Material Adverse Effect on BANC.
The party desiring to terminate this Agreement pursuant to clauses (b) through (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either BANC or PACW as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of BANC, PACW, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither BANC, Merger Sub nor PACW shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.
(b)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to PACW shall have been communicated to or otherwise made known to the Board of Directors or senior management of PACW or shall have been made directly to the stockholders of PACW generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the PACW Meeting) an Acquisition Proposal with respect to PACW, and (A) (x) thereafter, this Agreement is terminated by either BANC or PACW pursuant to Section 8.1(c) without the Requisite PACW Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter, this Agreement is terminated by BANC pursuant to Section 8.1(d) as a result of a willful breach by PACW, and (B) prior to the date that is twelve (12) months after the date of such termination, PACW enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then PACW shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BANC, by wire transfer of same day funds, a fee equal to $39,500,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”
(ii) In the event that this Agreement is terminated by BANC pursuant to Section 8.1(f), then PACW shall pay BANC, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to BANC shall have been communicated to or otherwise made known to the Board of Directors or senior management of BANC or shall have been made directly to the stockholders of BANC generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BANC Meeting) an Acquisition Proposal with respect to BANC, and (A) (x) thereafter, this Agreement is terminated by either BANC or PACW pursuant to Section 8.1(c) without the Requisite BANC Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter, this Agreement is terminated by PACW pursuant to Section 8.1(d) as a result of a willful breach by BANC, and (B) prior to the date that is twelve (12) months after the date of such termination, BANC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BANC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay PACW, by wire transfer of same day funds, the Termination Fee; provided that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”
(ii) In the event that this Agreement is terminated by PACW pursuant to Section 8.1(e), then BANC shall pay PACW, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(d) In the event this Agreement is terminated (other than pursuant to Section 8.1(d), Section 8.1(g) or Section 8.1(h)), then BANC and PACW shall make proper provision (which may include reimbursement by one such party to the other such party) such that BANC bears 19.64% of the aggregate amount of any out-of-pocket fees, costs, expenses (including attorneys’ fees and expenses) or liabilities paid or incurred by BANC and PACW or any of their respective Subsidiaries in connection with any such BSR Agreement, including any out-of-pocket fees, costs or expenses associated with or arising out of the negotiation, execution or delivery of, or the termination of, any BSR Agreement (“BSR Costs”), and PACW bears 80.36% of all BSR Costs. In the event this Agreement is terminated by BANC pursuant to Section 8.1(d) or Section 8.1(g), then PACW shall reimburse BANC for all BSR Costs paid or incurred by BANC or any of its Subsidiaries. In the event this Agreement is terminated by PACW pursuant to Section 8.1(d) or Section 8.1(h), then BANC shall reimburse PACW for all BSR Costs paid or incurred by PACW or any of its Subsidiaries. Any payment required to be made by BANC or PACW under this Section 8.2(d) shall be made promptly (and in any event, no later than two (2) business days following any request for payment made submitted by the party entitled to payment under this Section 8.2(d) to the other party).
(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, or the right of any party to be reimbursed pursuant to Section 8.2(d), in no event shall either party be required to pay the Termination Fee more than once.
(f) Each of BANC and PACW acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if BANC or PACW, as the case may be, fails promptly to pay any amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences any Legal Proceeding which results in any Order against the non-paying party for any amount due by such non-paying party pursuant to this Section 8.2 or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such Legal Proceeding. In addition, if BANC or PACW, as the case may be, fails to pay any amounts payable by it pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX

GENERAL PROVISIONS
9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for those set forth in Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite BANC Vote or the Requisite PACW Vote; provided, however, that after receipt of the Requisite BANC Vote or the Requisite PACW Vote, there may not be, without further approval of the stockholders of BANC or PACW, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed on behalf of each of the parties hereto.
9.3 Extension; Waiver. At any time prior to the Closing, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of BANC or Merger Sub, in the case of PACW, or PACW, in the case of BANC, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of BANC or Merger Sub, in the case of PACW, or PACW, in the case of BANC, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite BANC Vote or the Requisite PACW Vote, there may not be, without further approval of the stockholders of BANC or PACW, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4 Expenses. Except as otherwise provided in Section 8.2(d), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by BANC and PACW.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt (other than an out-of-office reply or similar automated reply), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to BANC or Merger Sub, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch; Matthew Nemeroff
Email: Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to PACW, to:

PacWest Bancorp
5050 S. Syracuse Street, Suite 1000
Denver, CO 80237
Attention: [REDACTED]
Email: [REDACTED]@pacwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725
United States
Attention: Patrick Brown
Email: brownp@sullcrom.com

and

125 Broad Street
New York, New York 10004
United States
Attention: H. Rodgin Cohen; Mark Menting
Email: cohenhr@sullcrom.com; mentingm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of PACW means the actual knowledge of any of the officers of PACW listed on Section 9.6 of the PACW Disclosure Schedule, and the “knowledge” of BANC or Merger Sub means the actual knowledge of any of the officers of BANC listed on Section 9.6 of the BANC Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means, except for any documents listed on Section 4.13(a)(ix) of the BANC Disclosure Schedule, any document or other information that was (i) included in the virtual data room of a party at one (1) business day prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR at least two (2) business days prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers and the Bank Merger, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to the Pandemic, including compliance with Pandemic Measures and (h) any reference to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The PACW Disclosure Schedule and the BANC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of BANC shall be subject to the laws of the State of Maryland and except for the terms of this Agreement with respect to which the MGCL expressly applies).
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of PACW, in the case of BANC or Merger Sub, or BANC, in the case of PACW. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of

a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 9.14 apply.
9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, PacWest Bancorp, Banc of California, Inc. and Cal Merger Sub, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
PACWEST BANCORP

By:	/s/ Paul W. Taylor
Name: Paul W. Taylor
Title: President and Chief Executive Officer

BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
Name: Jared M. Wolff
Title: Chairman, President and Chief Executive Officer

CAL MERGER SUB, INC.

By:	/s/ Ido Dotan
Name: Ido Dotan
Title: President
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FORM OF

PACW VOTING AGREEMENT
[ATTACHED]

EXECUTION VERSION
FORM OF PACW VOTING AGREEMENT
July 25, 2023
Banc of California, Inc
3 MacArthur Place
Santa Ana, CA 92707

Ladies and Gentlemen:
As a holder of PACW Common Stock (as defined below), the undersigned (the “Stockholder”) understands that PacWest Bancorp, a Delaware corporation (“PACW”), Banc of California, Inc., a Maryland corporation (“BANC”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be from time to time amended, the “Merger Agreement”), which was previously approved by the boards of directors of BANC and PACW, providing for, among other things, a merger of Merger Sub with and into PACW with PACW surviving (the “Merger”), in connection with which, subject to certain exceptions, each of the issued and outstanding shares of common stock, par value $0.01 per share, of PACW (the “PACW Common Stock”) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.
The Stockholder acknowledges that, as a condition and inducement to BANC’s willingness to enter into the Merger Agreement, BANC has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.
The Stockholder confirms his or her agreement with BANC, and BANC confirms its agreement with the Stockholder, as follows:
1. Subject to paragraph 5, as used in this letter agreement, “Shares” means the shares of PACW Common Stock which the Stockholder owns of record or beneficially and has the power to vote (excluding any Shares underlying restricted stock units exercisable for PACW Common Stock whether or not such Shares are included as beneficially owned by the Stockholder in PACW’s most recent annual proxy statement, but including any shares of PACW Common Stock acquired upon settlement of such restricted stock units) as of the date of this letter agreement. The Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder’s obligations or compliance with the restrictions under this letter agreement. The Stockholder represents and warrants that the Stockholder has the sole power to vote or direct the vote of all of the Shares.
2. Subject to paragraph 16 of this letter agreement and until the Expiration Date (as defined below), at every PACW Meeting called and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of PACW, the Stockholder agrees to (x) appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum, (y) vote, or cause to be voted, the Shares (a) in favor of (i) approval of the adoption of the Merger Agreement, (ii) any other matter that is reasonably necessary to be approved by the stockholders of PACW to facilitate the consummation of the transactions contemplated by the Merger Agreement and (iii) the adjournment or postponement of the PACW Meeting, if (1) as of the time for which the PACW Meeting is originally scheduled, there are insufficient shares of PACW Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the PACW Meeting or (2) on the date of the PACW Meeting, PACW has not received proxies representing a sufficient number of shares necessary to obtain the Requisite PACW Vote, and (b) against (i) any proposal made in opposition to approval of the adoption of the Merger Agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (ii) any Acquisition Proposal and (iii) any proposal, transaction, agreement, amendment of PACW Charter or PACW Bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby acknowledges that no appraisal or dissenters’ rights will be available to the Stockholder in connection with the Merger.
3. If and only if the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then BANC shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing BANC, Jared Wolff, Ido Dotan and Joseph Kauder, and each of them individually, and any designee of any of them, with full power of substitution and resubstitution, as the Stockholder’s attorney-in-fact and proxy, for and in the Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the circumstance contemplated by the first sentence of this paragraph 3 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of BANC entering into this letter agreement and the Merger Agreement and incurring the obligations therein. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy granted by the Stockholder shall be automatically revoked upon the Expiration Date. The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares.
4. The Stockholder represents and warrants to BANC as follows:
(a) The Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.
(b) Assuming the due authorization, execution and delivery of this letter agreement by BANC, this letter agreement is the Stockholder’s legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except as may be limited by the Enforceability Exception.
(c) The execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (i) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, or (iii) require any consent, approval, authorization, certificate or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except (A) for applicable requirements, if any, of the Exchange Act and (B) where the failure to obtain such consents, approvals, authorizations, certificate or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially impair, materially delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement. Except for this letter agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.
(d) Except for (i) restrictions in favor of BANC pursuant to this letter agreement and (ii) transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has voting power and power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares.

(e) There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by BANC of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.
(f) The Stockholder understands that BANC is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this letter agreement, including the representations and warranties of the Stockholder set forth herein.
5. The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to PACW Common Stock of which the Stockholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the Expiration Date, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of Shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.
6. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms or (c) the effective date of a written agreement duly executed and delivered by BANC and the Stockholder terminating this letter agreement (the date and time at which the earlier of clause (a), (b) and (c) occurs being, the “Expiration Date”); provided, however, that (i) this paragraph 6 and paragraphs 10, 11, 12, 13, 14, 17, 19 and 20 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.
7. The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director of PACW, including any actions Stockholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the PACW Board of Directors.
8. The Stockholder hereby authorizes BANC and PACW to publish and disclose in any announcement or disclosure in connection with the Merger the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this letter agreement.
9. The Stockholder agrees, without further consideration, to (a) execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by BANC to confirm and assure the rights and obligations set forth in this letter agreement and (b) until the Expiration Date, not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement, other than to a de minimis extent.
10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this letter agreement or the transactions that are the subject of this letter agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with paragraph 12.

11. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 11.
12. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or by overnight courier addressed, if to the Stockholder, to the address, email address as applicable, set forth the Stockholder’s signature page hereto, and, if to BANC, in accordance with Section 9.5(a) of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
13. This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.
14. The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement may cause BANC to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, BANC shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which BANC may be entitled, at law or in equity. It is accordingly agreed that BANC shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.
15. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.
16. Until the earlier of the receipt of the Requisite PACW Vote or the Expiration Date, the Stockholder agrees not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (b) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Stockholder from (i) disposing of or surrendering Shares to PACW in connection with the vesting, settlement or exercise of PACW Equity Awards for the payment of taxes thereon or the exercise price thereon, if applicable, or (ii) disposing of Shares in a broker-assisted cashless exercise of PACW Equity Awards expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs PACW to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.
17. BANC acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in BANC any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and BANC shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of PACW or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by both parties or (b) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.
19. The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.
20. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
* * *

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.
Very truly yours,

Name:

Email:

Address:

[Signature Page to PacWest Bancorp Voting Agreement]

Accepted and agreed as of the date set forth above.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
[Signature Page to PacWest Bancorp Voting Agreement]

EXHIBIT B
FORM OF

BANC VOTING AGREEMENT
[ATTACHED]

EXECUTION VERSION
BANC VOTING AGREEMENT
July 25, 2023
PacWest Bancorp
9701 Wilshire Boulevard
Suite 700
Beverly Hills, CA 90212
Ladies and Gentlemen:
As a holder of the common stock, par value $0.01 per share, of Banc of California, Inc., a Maryland Corporation (“BANC”) (the “BANC Common Stock”), the undersigned (the “Stockholder”) understands that BANC, PacWest Bancorp, a Delaware corporation (“PACW”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be from time to time amended, the “Merger Agreement”), which was previously approved by the boards of directors of PACW and BANC, providing for, among other things, a merger of Merger Sub with and into PACW with PACW surviving (the “Merger”). Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.
The Stockholder acknowledges that, as a condition and inducement to PACW’s willingness to enter into the Merger Agreement, PACW has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.
The Stockholder confirms his or her agreement with PACW, and PACW confirms its agreement with the Stockholder, as follows:
1. Subject to paragraph 5, as used in this letter agreement, “Shares” means the shares of BANC Common Stock which the Stockholder owns of record or beneficially and has the power to vote (excluding any Shares underlying restricted stock units exercisable for BANC Common Stock whether or not such Shares are included as beneficially owned by the Stockholder in BANC’s most recent annual proxy statement, but including any shares of BANC Common Stock acquired upon settlement of such restricted stock units) as of the date of this letter agreement. The Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder’s obligations or compliance with the restrictions under this letter agreement. The Stockholder represents and warrants that the Stockholder has the sole power to vote or direct the vote of all of the Shares.
2. Subject to paragraph 16 of this letter agreement and until the Expiration Date (as defined below), at every BANC Meeting called and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of BANC, the Stockholder agrees to (x) appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum, (y) vote, or cause to be voted, the Shares (a) in favor of (i) approval of the BANC Share Issuance, (ii) any other matter that is reasonably necessary to be approved by the stockholders of BANC to facilitate the consummation of the transactions contemplated by the Merger Agreement and (iii) the adjournment or postponement of the BANC Meeting, if (1) as of the time for which the BANC Meeting is originally scheduled, there are insufficient shares of BANC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the BANC Meeting or (2) on the date of the BANC Meeting, BANC has not received proxies representing a sufficient number of shares necessary to obtain the Requisite BANC Vote, and (b) against (i) any proposal made in opposition to approval of the adoption of the Merger Agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (ii) any Acquisition Proposal and (iii) any proposal, transaction, agreement, amendment of BANC Articles or BANC Bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby acknowledges that no appraisal or dissenters’ rights will be available to the Stockholder in connection with the Merger.
3. If and only if the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then PACW shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing PACW, Paul Taylor, Angela Kelley and Kevin Thompson, and each of them individually, and any designee of any of them, with full power of substitution and resubstitution, as the Stockholder’s attorney-in-fact and proxy, for and in the Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the circumstance contemplated by the first sentence of this paragraph 3 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of PACW entering into this letter agreement and the Merger Agreement and incurring the obligations therein. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy granted by the Stockholder shall be automatically revoked upon the Expiration Date. The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares.
4. The Stockholder represents and warrants to PACW as follows:
(a) The Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.
(b) Assuming the due authorization, execution and delivery of this letter agreement by PACW, this letter agreement is the Stockholder’s legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except as may be limited by the Enforceability Exception.
(c) The execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (i) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, or (iii) require any consent, approval, authorization, certificate or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except (A) for applicable requirements, if any, of the Exchange Act and (B) where the failure to obtain such consents, approvals, authorizations, certificate or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially impair, materially delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement. Except for this letter agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.
(d) Except for (i) restrictions in favor of PACW pursuant to this letter agreement and (ii) transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has voting power and power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares.

(e) There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by PACW of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.
(f) The Stockholder understands that PACW is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this letter agreement, including the representations and warranties of the Stockholder set forth herein.
5. The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to BANC Common Stock of which the Stockholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the Expiration Date, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of Shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.
6. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms or (c) the effective date of a written agreement duly executed and delivered by PACW and the Stockholder terminating this letter agreement (the date and time at which the earlier of clause (a), (b) and (c) occurs being, the “Expiration Date”); provided, however, that (i) this paragraph 6 and paragraphs 10, 11, 12, 13, 14, 17, 19 and 20 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.
7. The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director of BANC, including any actions Stockholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the BANC Board of Directors.
8. The Stockholder hereby authorizes PACW and BANC to publish and disclose in any announcement or disclosure in connection with the Merger the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this letter agreement.
9. The Stockholder agrees, without further consideration, to (a) execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by PACW to confirm and assure the rights and obligations set forth in this letter agreement and (b) until the Expiration Date, not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement, other than to a de minimis extent.
10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this letter agreement or the transactions that are the subject of this letter agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with paragraph 12.

11. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 11.
12. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or by overnight courier addressed, if to the Stockholder, to the address, email address as applicable, set forth the Stockholder’s signature page hereto, and, if to PACW, in accordance with Section 9.5(b) of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
13. This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.
14. The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement may cause PACW to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, PACW shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which PACW may be entitled, at law or in equity. It is accordingly agreed that PACW shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.
15. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.
16. Until the earlier of the receipt of the Requisite BANC Vote or the Expiration Date, the Stockholder agrees not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (b) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Stockholder from (i) disposing of or surrendering Shares to BANC in connection with the vesting, settlement or exercise of BANC Equity Awards for the payment of taxes thereon or the exercise price thereon, if applicable, or (ii) disposing of Shares in a broker-assisted cashless exercise of BANC Equity Awards expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs BANC to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.
17. PACW acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in PACW any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and PACW shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of BANC or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by both parties or (b) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.
19. The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.
20. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
* * *

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.
Very truly yours,

Name:

Email:

Address:

[Signature Page to Banc of California, Inc. Voting Agreement]

Accepted and agreed as of the date set forth above.
PACWEST BANCORP

By:
Name:
Title:
[Signature Page to Banc of California, Inc. Voting Agreement]

EXHIBIT C
FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SURVIVING ENTITY
[ATTACHED]

CERTIFICATE OF INCORPORATION

OF

PACWEST BANCORP

FIRST: The name of the Corporation is PacWest Bancorp (the “Corporation”).
SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (as amended from time to time, the “DGCL”).
FOURTH:
(1) Authorized Shares. The total number of shares of all classes of stock which the corporation shall have authority to issue is 5,000,100, of which 100 shares having no par value per share shall be designated as common stock (“Common Stock”) and 5,000,000 shares having a par value of $0.01 per share shall be designated as preferred stock (“Preferred Stock”). Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors of the Corporation, and the Board of Directors of the Corporation is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including without limitation the following:
(i) the distinctive serial designation of such series which shall distinguish it from other series;
(ii) the number of shares included in such series;
(iii) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
(iv) the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the corporation, and the relative rights of priority, if any, of payment of the shares of such series;
(v) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;
(vi) the obligation, if any, of the corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
(vii) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and
(viii) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights.

Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereafter enacted.
(2) 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A. A statement of the designations of the Series A Preferred Stock (as defined below), a series of Preferred Stock, and the terms, preferences, privileges, designations, rights, qualifications, limitations and restrictions thereof is as follows:
Section 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of Preferred Stock a series of Preferred Stock designated as the “7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A” (referred to herein as the “Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. The number of authorized shares of Series A Preferred Stock shall initially be 575,000 shares. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding), by the Board or a duly authorized committee of the Board, and without the vote or consent of the holders of the Series A Preferred Stock. Shares of outstanding Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The corporation shall have the authority to issue fractional shares of Series A Preferred Stock.
Section 2. Definitions. The following terms are used in this Certificate of Incorporation solely with respect to the Series A Preferred Stock in this Part (2) of Article FOURTH as defined below:
“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Board” means the board of directors of the corporation.
“Business Day” means any day, other than a Saturday or Sunday, that is not a legal holiday in New York, New York, and is not a day on which banking institutions are authorized or required by law or regulation to close in New York, New York or Beverly Hills, California.
“Bylaws” means the corporation’s Bylaws, as the same may be amended or restated from time to time.
“Calculation Agent” means such bank or other entity (which may be the corporation or an affiliate of the corporation) as may be appointed by the corporation to act as Calculation Agent for the Series A Preferred Stock, including any successor calculation agent duly appointed by the corporation.
“Certificate of Incorporation” means the corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time.
“Common Stock” means the common stock, par value $.01 per share, of the corporation.
“corporation” means PacWest Bancorp, a corporation organized and existing under the laws of the State of Delaware.
“Dividend Parity Stock” means any class or series of stock of the corporation that ranks on parity with the Series A Preferred Stock in the payment of current dividends.
“Dividend Payment Date” has the meaning set forth in Section 4(a).
“Dividend Period” means the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of Series A Preferred Stock and continue to but exclude September 1, 2022.
“DTC” means The Depository Trust Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“First Reset Date” means September 1, 2027.

“Five-Year Treasury Rate” means, as of any Reset Date:
The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for 5-year maturities, for the five business days immediately preceding the Reset Dividend Determination Date for that Reset Period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H. 15 Daily Update or any successor publication which is published by the Board of Governors of the Federal Reserve System as of 5:00 p.m. (Eastern Time) as of any Reset Dividend Determination Date, as determined by the Calculation Agent in its sole discretion; provided that if no such calculation can be determined as described above, then:
•
if the Calculation Agent determines that the treasury rate has not been discontinued, then the Calculation Agent will use for such Reset Period a substitute base rate that it has determined is most comparable to the treasury rate; or

•
if the Calculation Agent determines that the treasury rate has been discontinued, then the Calculation Agent will use for such Reset Period and each successive Reset Period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the Calculation Agent determines there is an industry-accepted successor base rate to the treasury rate, then the Calculation Agent shall use such successor base rate.

If the Calculation Agent has determined a substitute or successor base rate in accordance with the second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent Reset Dividend Determination Date, then a new substitute or successor base rate shall be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the Calculation Agent has determined a substitute or successor base rate, then the Calculation Agent will apply any technical, administrative or operational changes that the corporation determines (including changes to the definitions of “Dividend Period”, “Reset Period”, “Reset Date” and “Reset Dividend Determination Date”, timing and frequency of determining rates with respect to each Reset Period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if the corporation decides that adoption of any portion of such market practice is not administratively feasible or if the corporation determines that no market practice for use of the substitute or successor base rate exists, the Calculation Agent will apply any such changes for calculating such substitute or successor base rate in such other manner as the corporation determines is reasonably necessary.
The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in the first and second bullet points above, the dividend rate for such Dividend Period shall be the same as the dividend rate determined for the immediately preceding Dividend Period.
“Junior Stock” has the meaning set forth in Section 3(a).
“Liquidation Preference” has the meaning set forth in Section 5.
“Liquidation Preference Parity Stock” means any class or series of stock of the corporation that ranks on a parity with the Series A Preferred Stock in the distribution of assets on liquidation, dissolution or winding up of the corporation.
“Nonpayment Event” has the meaning set forth in Section 7(b).
“Parity Stock” has the meaning set forth in Section 3(b).
“Preferred Stock” means any and all series of preferred stock of the corporation, including the Series A Preferred Stock.
“Preferred Stock Directors” has the meaning set forth in Section 7(b).
“Regulatory Capital Treatment Event” means the good faith determination by the corporation that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series A Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the corporation will not be entitled to treat the full Stated Amount of the Series A Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable, for so long as any share of the Series A Preferred Stock is outstanding.
“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.
“Reset Dividend Determination Date” means the third business day immediately preceding the Reset Date.
“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.
“Series A Preferred Stock” has the meaning set forth in Section 1.
“Stated Amount” means, in respect of the Series A Preferred Stock, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation including any applicable certificate of designation (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).
“Transfer Agent” means the transfer agent with respect to the Series A Preferred Stock, which shall be Equiniti Trust Company as of the original issue date of the Series A Preferred Stock, and its successor, including any successor transfer agent appointed by the corporation.
“Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director (as defined in Section 7(b) below) or any other matter as to which the holders of Series A Preferred Stock are entitled to vote as specified in Section 7 of this Certificate of Incorporation, any and all other series of Preferred Stock (other than Series A Preferred Stock) that rank equally with Series A Preferred Stock as to the payment of dividends and upon which like voting rights have been conferred and are exercisable with respect to such matter.
Section 3. Ranking. The shares of Series A Preferred Stock shall rank:
(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, to the Common Stock and to any other class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series A Preferred Stock or senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be (collectively, “Junior Stock”);
(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, with any class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be (collectively, “Parity Stock”); and
(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, to any other class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be.
The corporation may authorize and issue additional shares of Junior Stock and Parity Stock from time to time without the consent of the holders of the Series A Preferred Stock.

Section 4. Dividends.
(a) Rate. Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board or a duly authorized committee of the Board, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the Stated Amount at a rate of (i) 7.75% per annum from the original issue date to, but excluding, the First Reset Date or the earlier date of redemption and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2022, each such day a “Dividend Payment Date”; provided, however, that if any such Dividend Payment Date is not a Business Day, then such date shall nevertheless be a Dividend Payment Date but dividends on the Series A Preferred Stock shall be paid on the next succeeding Business Day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment). If the corporation issues additional shares of the Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued.
(b) Dividend Record Date. Dividends will be payable to holders of record of Series A Preferred Stock as they appear on the corporation’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable Dividend Payment Date, as shall be fixed by the Board or a duly authorized committee of the Board in advance of payment of each particular dividend. The corporation shall not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared.
(c) Dividend Computation. Dividends payable on the Series A Preferred Stock will be calculated for each Dividend Period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series A Preferred Stock redeemed, unless the corporation defaults in the payment of the redemption price of the Series A Preferred Stock called for redemption.
(d) Dividends Non-Cumulative. Dividends on the Series A Preferred Stock shall not be cumulative or mandatory. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series A Preferred Stock in respect of a Dividend Period, then no dividend shall be deemed to be payable for such Dividend Period, or be cumulative, and the corporation will have no obligation to pay any dividend for that Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend on the Series A Preferred Stock, any other series of Preferred Stock or on the Common Stock for any future Dividend Period. Holders of the Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series A Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Incorporation).
Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Board of Governors of the Federal Reserve System or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.

(e) Priority of Dividends and Redemption and Repurchase of Junior Stock and Parity Stock. So long as any share of Series A Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series A Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
(i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than (A) a dividend payable solely in Junior Stock or (B) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);
(ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Junior Stock nor shall any shares of Junior Stock be repurchased, redeemed or otherwise acquired for consideration by the corporation, directly or indirectly, during a Dividend Period (other than (A) as a result of a reclassification of Junior Stock for or into other Junior Stock, (B) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (D) purchases, redemptions or other acquisitions of shares of the Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (E) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to or during the most recently completed preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the corporation or any of its subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the corporation or any of its subsidiaries), including as trustees or custodians); and
(iii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Parity Stock nor shall any shares of Parity Stock, if any, be repurchased, redeemed or otherwise acquired for consideration by the corporation, directly or indirectly, during a Dividend Period (other than (A) any purchase or other acquisition of shares of Series A Preferred Stock and Parity Stock in accordance with a purchase offer made in writing or by publication (as determined by the Board, or a duly authorized committee of the Board), to all holders of such shares on such terms as the Board (or a duly authorized committee of the Board), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (E) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to or during the preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the corporation or any of its subsidiaries of record ownership in Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the corporation or any of its subsidiaries), including as trustees or custodians).
Nothing in subsections (e)(ii) or (e)(iii) of this Section 4 shall restrict the ability of the corporation or any affiliate of the corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.
(f) If the Board (or a duly authorized committee of the Board) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period (which terms include, in the case of the Series A Preferred Stock, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of Series A Preferred Stock or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series A Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series A Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of Dividend Parity Stock has a longer dividend period than the Dividend Period for the Series A Preferred Stock, or vice versa, for purposes of this paragraph, the Board (or a duly authorized committee of the Board) may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or the Board (or a duly authorized committee of the Board) may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series A Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series A Preferred Stock.
(g) Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board (or a duly authorized committee of the Board) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.
Section 5. Liquidation Rights.
(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the corporation’s business and affairs, whether voluntary or involuntary, before any distribution or payment out of the assets of the corporation may be made to or set aside for the holders of any Junior Stock, holders of Series A Preferred Stock will be entitled to receive out of the assets of the corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share (the “Liquidation Preference”), together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the Series A Preferred Stock will not be entitled to any other amounts from the corporation after they have received their full liquidating distribution.
(b) Partial Payment. If the assets of the corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series A Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the corporation other than the Series A Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.
(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the corporation according to their respective rights and preferences.
(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the corporation with or into any other entity, including a transaction in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the corporation.

Section 6. Redemption.
(a) Optional Redemption.
(i) The Series A Preferred Stock is perpetual and has no maturity date. The corporation may redeem the Series A Preferred Stock at its option, in whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series A Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(ii) The corporation may redeem shares of the Series A Preferred Stock at any time within 90 days following a Regulatory Capital Treatment Event, in whole but not in part, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series A Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(iii) The redemption price for any shares of Series A Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the corporation or its agent, if the shares of Series A Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 5 above.
(b) No Sinking Fund. The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series A Preferred Stock will have no right to require redemption or repurchase of any shares of Series A Preferred Stock.
(c) Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the corporation, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if shares of the Series A Preferred Stock are held in book-entry form through DTC or any other similar facility, we may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and (5) that dividends on such shares will cease to accrue on the redemption date.
(d) Partial Redemption. In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of the Series A Preferred Stock or by lot. Subject to the provisions hereof (or, if the Preferred Stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility), the Board, or a duly authorized committee of the Board, shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time. If the corporation shall have issued certificates for the Series A Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
(e) Effectiveness of Redemption. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by the corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of any shares of Series A Preferred Stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series A Preferred Stock are issued in certificated form, on and after the redemption date, unless the corporation defaults in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption, dividends will cease to accrue on all shares of Series A Preferred Stock so called for redemption, and all such shares of Series A Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the corporation for payment of the redemption price of such shares.
Section 7. Voting Rights.
(a) General. The holders of the Series A Preferred Stock will have no voting rights except as set forth below or as otherwise required by law.
(b) Right to Elect Two Directors on Nonpayment of Dividends. If and whenever dividends payable on Series A Preferred Stock or any class or series of Voting Preferred Stock have not been declared and paid (or, in the case of Voting Preferred Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive (a “Nonpayment Event”), the number of directors on the Board shall automatically be increased by two and the holders of Series A Preferred Stock, together with the holders of any outstanding Voting Preferred Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective Stated Amounts, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”) by a plurality of the votes cast; provided that the election of any such directors shall not cause the corporation to violate the corporate governance requirements of The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed), including that listed companies must have a majority of independent directors, and provided further that the Board shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of Voting Preferred Stock are entitled to elect pursuant to like voting rights). In the event that the holders of Series A Preferred Stock and such other holders of Voting Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 10% of the Stated Amount of the Series A Preferred Stock and each other series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series A Preferred Stock or Voting Preferred Stock, and delivered to the Corporate Secretary of the corporation in such manner as provided for in Section 9 below, or as may otherwise be required or permitted by applicable law. If the corporation fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series A Preferred Stock or any class or series of Voting Preferred Stock may call such a meeting at the corporation’s expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Preferred Stock holder shall have access to the corporation’s stock ledger relating to Series A Preferred Stock and any series of Voting Preferred Stock.
Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts) except that, in the event of cumulative voting, no Preferred Stock Director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the Preferred Stock Directors. The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of stockholders if such office shall not have previously terminated as provided below. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board to serve until the next annual meeting of stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by a vote of the holders of record of the Series A Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts), provided that the election of any such directors shall not cause the corporation to violate the corporate governance requirements of The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed), including that listed companies must have a majority of independent directors. If elected by stockholders, the successor shall be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by the Board on the nomination of the then remaining Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.
If and when (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Stock on four consecutive Dividend Payment Dates following a Nonpayment Event, and (ii) the rights of holders of any Voting Preferred Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series A Preferred Stock to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting the Board shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly Dividend Periods following a Nonpayment Event, the corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. If and when the rights of holders of Series A Preferred Stock terminate for any reason, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date), and the terms of any Preferred Stock Directors shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Preferred Stock have similarly terminated.
(c) Other Voting Rights. So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, will be necessary to:
(i) amend or alter the Certificate of Incorporation to authorize or increase the authorized amount of, or issue, any shares of a class or series of the corporation’s capital stock ranking senior to the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(ii) amend, alter or repeal the provisions of the Certificate of Incorporation so as to materially and adversely affect the powers, preferences, or rights of the Series A Preferred Stock, taken as a whole; or
(iii) consummate (x) a binding share-exchange or reclassification involving the Series A Preferred Stock, or (y) the merger, consolidation or other business combination of the corporation with any other entity, including a transaction in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the corporation for cash, securities or other property, unless in each case (A) the shares of the Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the corporation is not the surviving or resulting entity, the Series A Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole;
provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized or issued Series A Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any Parity Stock or Junior Stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the Series A Preferred Stock.
(d) Changes Permitted without Consent. Without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the powers, preferences and rights of the Series A Preferred Stock, the corporation may amend, alter, supplement or repeal any terms of the Series A Preferred Stock:
(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Incorporation for the Series A Preferred Stock that may be defective or inconsistent; or
(ii) to make any provision with respect to matters or questions arising with respect to the Series A Preferred Stock that is not inconsistent with the provisions of this Certificate of Incorporation.
(e) Changes after Provision for Redemption. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by the corporation for the benefit of the holders of the Series A Preferred Stock to effect the redemption.
(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, applicable law and The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed).
Section 8. Record Holders. To the fullest extent permitted by applicable law, the corporation and the Transfer Agent may deem and treat the record holder of any share of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the corporation nor the Transfer Agent shall be affected by any notice to the contrary.
Section 9. Notices. All notices or communications in respect of the Series A Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Incorporation or Bylaws or by applicable law.

Section 10. Other Rights. The shares of Series A Preferred Stock will not have any powers, preferences or rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation. The holders of Series A Preferred Stock shall not have any preemptive rights or conversion rights.
Section 11. Certificates. The corporation may at its option issue shares of Series A Preferred Stock without certificates.
FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.
(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.
(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws so provide.
(4) No director or Officer (as defined below) shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or Officer, except for liability of: (i) a director or Officer for any breach of the director’s or Officer’s duty of loyalty to the Corporation or its stockholders; (ii) a director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director pursuant to Section 174 of the DGCL; (iv) a director or Officer for any transaction from which the director or Officer derived an improper personal benefit; or (v) an Officer in any action by or in the right of the Corporation. Any amendment, repeal or elimination of this Article SIXTH by the stockholders of the Corporation shall not affect its application with respect to an act or omission by a director or Officer occurring before such amendment, repeal or elimination. All references in this Article SIXTH to an “Officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL.
(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the Bylaws; provided, however, that no Bylaws hereafter adopted, amended or repealed by the stockholders of the Corporation shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been so adopted, amended or repealed.
SIXTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books and records of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.
SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights herein conferred upon stockholders of the Corporation are granted subject to this reservation.

EXHIBIT D
FORM OF

AMENDED AND RESTATED BYLAWS

OF

SURVIVING ENTITY
[ATTACHED]

THIRD AMENDED AND RESTATED BYLAWS

OF

PACWEST BANCORP

A Delaware Corporation

Effective [•], 2023

Page
ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Section 1.	Forum for Adjudication of Certain Disputes	A-114

ARTICLE X

AMENDMENTS

Section 1.	Amendments	A-115
Section 2.	Entire Board of Directors	A-115

THIRD AMENDED AND RESTATED BYLAWS

OF

PACWEST BANCORP

(hereinafter called the “Corporation”)
ARTICLE I

OFFICES
Section 1. Registered Office. The registered office of the Corporation in Delaware shall be 1209 Orange Street, Wilmington, County of New Castle, DE 19801.
Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.
ARTICLE II

MEETINGS OF STOCKHOLDERS
Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).
Section 2. Annual Meetings. The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.
Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote on the matter for which such Special Meeting of Stockholders is called. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).
Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting, in the form of a writing or electronic transmission, shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of such meeting and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.
Section 5. Adjournments and Postponements. Any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board of Directors, without the need for approval thereof by stockholders to reconvene or convene, respectively at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or, with respect to a postponed meeting, are publicly announced. At the adjourned or postponed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or postponement is for more than thirty (30) days, notice of the adjourned or postponed meeting in accordance with the requirements of Section 4 hereof shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment or postponement, a new record date for stockholders entitled to vote is fixed for the adjourned or postponed meeting, the Board of Directors shall fix a new record date for notice of such adjourned or postponed meeting in accordance with Section 11 hereof, and shall give notice of the adjourned or postponed meeting to each stockholder of record entitled to vote at such adjourned or postponed meeting as of the record date fixed for notice of such adjourned or postponed meeting.
Section 6. Quorum. Unless otherwise required by the DGCL or other applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5 hereof, until a quorum shall be present or represented.
Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, or permitted by the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present at the meeting in person or represented by proxy and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 11(a) of this Article II, each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 8 of this Article II. The Board of Directors, in its discretion, or the chairman of a meeting of the stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.
Section 8. Proxies. Each stockholder entitled to vote at a meeting of the stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:
(i) A stockholder may execute a document authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished in the manner permitted by the DGCL by the stockholder or such stockholder’s authorized officer, director, employee or agent.
(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either set forth or be submitted with information from which it can be determined that the transmission was authorized by the stockholder. If it is determined that such transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the document (including any electronic transmission) authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.
Section 9. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 9 within sixty (60) days of the first date on which a written consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this Section 9, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission shall be deemed delivered to the Corporation upon the earliest of: (i) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Corporation’s principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded; (iii) when a paper reproduction of the consent is delivered to the Corporation’s registered office by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 9.
Section 10. List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be arranged in alphabetical order, and show the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 11. Record Date.
(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix, as the record date for stockholders entitled to notice of such adjourned meeting, the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting in accordance with the foregoing provisions of this Section 11.
(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
Section 12. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by Section 10 of this Article II or the books and records of the Corporation, or to vote in person or by proxy at any meeting of stockholders. As used herein, the stock ledger of the Corporation shall refer to one (1) or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfer of stock of the Corporation are recorded in accordance with Section 224 of the DGCL.
Section 13. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if there shall be one, or in his or her absence, or there shall not be a Chairman of the Board of Directors or in his or her absence, the President. The Board of Directors shall have the authority to appoint a temporary chairman to serve at any meeting of the stockholders if the Chairman of the Board of Directors or the President is unable to do so for any reason. Except to the extent inconsistent with any rules and regulations adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by stockholders.
ARTICLE III

DIRECTORS
Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, each of whom shall be a natural person, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders.
Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board of Directors or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board of Directors, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board of Directors, shall hold office until their successors are duly appointed by the Board of Directors or until their earlier death, resignation or removal.
Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation except as may be otherwise provided in the DGCL, the Certificate of Incorporation, these Bylaws.
Section 4. Meetings. The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if there be one, the President, or by any director. Special meetings of any committee of the Board of Directors may be called by the chairman of such committee, if there be one, the President, or any director serving on such committee. Notice of any special meeting stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) not less than twenty-four hours before the date of the meeting, by telephone, or in the form of a writing or electronic transmission, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.
Section 5. Organization. At each meeting of the Board of Directors or any committee thereof, the Chairman of the Board of Directors or the chairman of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairman of such meeting. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.
Section 6. Resignations and Removals of Directors. Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect when delivered or, if such resignation specifies a later effective time or an effective time, determined upon the happening of an event or events, in which case, such resignation takes effect upon such effective time. Unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.
Section 7. Quorum. Except as otherwise required by law, or the Certificate of Incorporation or the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the vote of a majority of the directors or committee members, as applicable, present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.
Section 8. Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.
Section 9. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.
Section 10. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject to the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to (i) approve, adopt, or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend, or repeal any of these Bylaws. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article III, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling.
Section 11. Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committees and members of committees in Section 10 of this Article III, every reference in these Bylaws to a committee of the Board of Directors or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.
Section 12. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.
Section 13. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes such contract or transaction.
ARTICLE IV

OFFICERS
Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.
Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.
Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board of Directors.
Section 5. President. The President shall, subject to the oversight and control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, if the President is also a director, the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board of Directors.
Section 6. Vice Presidents. At the request of the President or in the President’s absence or in the event of the President’s inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), if there be any, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.
Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.
Section 8. Treasurer. The Treasurer shall have the custody of the Corporation’s funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.
Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.
Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under the Assistant Treasurer’s control belonging to the Corporation.
Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE V

STOCK
Section 1. Form of Certificates. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.
Section 2. Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the

Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.
Section 3. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person’s attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.
Section 4. Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
Section 5. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 6. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.
ARTICLE VI

NOTICES
Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given in writing directed to such director’s, committee member’s or stockholder’s mailing address (or by electronic transmission directed to such director’s, committee member’s or stockholder’ electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such director’s, committee member’s or stockholder’s address or (c) if given by electronic mail, when directed to such director’s, committee member’s or stockholder’s electronic mail address unless such director, committee member or stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the under applicable law, the Certificate of Incorporation or these Bylaws. Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 232(e) of the DGCL, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
Section 2. Waivers of Notice. Whenever any notice is required, by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by law, the Certificate of Incorporation or these Bylaws.
ARTICLE VII

GENERAL PROVISIONS
Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 8 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.
Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.
Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.
Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.
ARTICLE VIII

INDEMNIFICATION
Section 1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.
Section 2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.
Section 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 7. Amendments. Any repeal or amendment of this Article VIII by the Board of Directors or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.
Section 8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES
Section 1. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the Corporation’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 1 of Article IX. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 1 of Article IX with respect to any current or future actions or claims.
ARTICLE X

AMENDMENTS
Section 1. Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of a meeting of the stockholders or Board of Directors, as the case may be, called for the purpose of acting upon any proposed alteration, amendment, repeal or adoption of new Bylaws. All such alterations, amendments, repeals or adoptions of new Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. Any amendment to these Bylaws adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.
Section 2. Entire Board of Directors. As used in this Article X and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.
* * *
Adopted as of: [•], 2023

EXHIBIT E
FORM OF

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PACIFIC WESTERN BANK

AND

BANC OF CALIFORNIA, N.A.
[ATTACHED]

EXHIBIT E
FORM OF
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
PACIFIC WESTERN BANK
AND
BANC OF CALIFORNIA, N.A.
This Agreement and Plan of Merger (this “Agreement”), dated as of [•], is made by and between Pacific Western Bank, a California state-charted bank that is a member of the Federal Reserve System (“Pacific Western Bank”), and Banc of California, National Association, a national banking association (“Banc of California”). Each of Pacific Western Bank and Banc of California may be referred to individually as a “Party,” or together as the “Parties.”
WITNESSETH:
WHEREAS, Pacific Western Bank is a California state-chartered bank that is a member of the Federal Reserve System, all the issued and outstanding capital stock of which is owned as of the date hereof directly by PacWest Bancorp, a Delaware corporation (“PACW”);
WHEREAS, Banc of California is a national banking association, all the issued and outstanding capital stock of which is owned as of the date hereof by Banc of California, Inc., a Maryland corporation (“BANC”);
WHEREAS, PACW and BANC have entered into an Agreement and Plan of Merger, dated as of July 25, 2023, by and among PACW, BANC and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”) (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub will merge with and into PACW (the “Merger”), with PACW continuing as the surviving entity in the Merger and (b) immediately following the Merger, PACW will merge with and into BANC (the “Second Step Merger,” and together with the Merger, the “Mergers”), with BANC continuing as the surviving corporation in the Second Step Merger;
WHEREAS, contingent upon the consummation of the Mergers, on the terms and subject to the conditions contained in this Agreement, the Parties intend with the approval of the California Department of Financial Protection and Innovation (the “CA DFPI”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to effect the merger of Banc of California with and into Pacific Western Bank (the “Bank Merger”), with Pacific Western Bank continuing as the resulting institution (the “Surviving Bank”) in accordance with Article 1, Chapter 4 of Division 1.6 and the other applicable provisions of California Financial Code (the “CFC”), the Bank Merger Act (the “BMA”), California General Corporation Law (the “CGCL”), and the National Bank Act (the “NBA”);
WHEREAS, the Parties’ respective boards of directors have each approved this Agreement and the Bank Merger unanimously;
WHEREAS, BANC, as the sole stockholder of Banc of California, has waived any newspaper publication requirement under the NBA and has approved, ratified and confirmed this Agreement, the Bank Merger and the principal terms thereof; and
WHEREAS, PACW, as the sole stockholder of Pacific Western Bank, has waived any newspaper publication requirement under the NBA and has approved, ratified and confirmed this Agreement, the Bank Merger and the principal terms thereof.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the Parties do hereby agree as follows:
ARTICLE I

BANK MERGER
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement and those set forth in the Merger Agreement, at the Effective Time (as defined below), in accordance with the applicable provisions of the CFC, BMA, CGCL and NBA, (a) the Bank Merger shall occur, (b) the separate corporate existence of Banc of California shall cease, and (c) Pacific Western Bank, as the Surviving Bank, shall continue its existence under the laws of the State of California. The effect of the Bank Merger shall be as prescribed by applicable law. All assets of Banc of California as they exist at the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the Parties existing as of the Effective Time. The name of the Surviving Bank will be “Banc of California” following the Effective Time. The home office of the Surviving Bank shall be [•].
Section 1.02 Closing. The closing of the Bank Merger will take place promptly following the effective time of the Second Step Merger or at such other time and date as specified by the Parties, but in no case prior to the effective time of the Second Step Merger or the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the Party entitled to satisfaction thereof, at such place as is agreed by the Parties.
Section 1.03 Effective Time. Prior to the Effective Time, Banc of California and Pacific Western Bank, respectively, shall execute and cause to be filed such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective as soon as reasonably practicable after the effective time of the Second Step Merger. On the terms and subject to the conditions set forth in this Agreement and the Merger Agreement, as soon as reasonably practicable after the consummation of the Mergers, the Parties shall cause the Bank Merger to be consummated by filing a copy of this Agreement, certified by the Secretary of the State of California pursuant to Section 1103 of the CGCL, with the Commissioner of the CA DFPI pursuant to Section 4887 of the CFC. The Bank Merger shall become effective upon the time and date of such filing (the “Effective Time”).
Section 1.04 Articles of Incorporation and Bylaws of the Surviving Bank. The articles of incorporation and bylaws of Pacific Western Bank in effect immediately prior to the Effective Time shall be the articles of incorporation and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof; provided, however, as necessary, and in accordance with the CFC, the articles of incorporation and bylaws shall be amended at the closing of the Bank Merger to reflect the name of the Surviving Bank as “Banc of California,” unless the parties hereto agree otherwise in writing.
Section 1.05 Board of Directors of the Surviving Bank. Effective as of the Effective Time, the board of directors of the Surviving Bank (and the chairmanship thereof) shall be as set forth in Section 6.12(b) of the Merger Agreement.
Section 1.06 Tax Treatment. It is the intention of the Parties that the Bank Merger be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.
ARTICLE II

CONSIDERATION
Section 2.01 Effect on Banc of California Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Banc of California, at the Effective Time, all shares of Banc of California capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Section 2.02 Effect on Pacific Western Bank Capital Stock. Each share of Pacific Western Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.
Section 2.03 Dissenters’ Rights. The sole shareholder of Pacific Western Bank will not be entitled to dissenters’ rights pursuant to Sections 1300 of the CGCL, the CFC, the NBA, or the BMA, and accordingly, no shares of the Surviving Bank will be disposed of as the result of dissenting shareholders.

ARTICLE III

CONDITIONS PRECEDENT
Section 3.01 The Bank Merger and the respective obligations of each Party to consummate the Bank Merger are subject to the satisfaction or, to the extent permitted by applicable law, written waiver of each of the following conditions prior to the Effective Time:
(a) This Agreement shall have been ratified and approved by the written consent of the sole shareholder of each of Pacific Western Bank and Banc of California, in lieu of a meeting of stockholders.
(b) The Mergers shall have been consummated in accordance with the terms of the Merger Agreement.
(c) No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.
ARTICLE IV

TERMINATION AND AMENDMENT
Section 4.01 Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the Parties. This Agreement will terminate automatically prior to the Effective Time upon the termination of the Merger Agreement without any further action of the Parties hereto. In the event of any termination of this Agreement as provided in this Section 4.01, this Agreement shall forthwith become void and have no effect.
Section 4.02 Amendment. This Agreement may not be amended, except by an instrument in writing executed and delivered by both Parties.
ARTICLE V

GENERAL PROVISIONS
Section 5.01 Representations and Warranties. Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such Party and (assuming due authorization, execution and delivery by the other Party) constitutes a valid and binding obligation of such Party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).
Section 5.02 Covenants. During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the Parties agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
Section 5.03 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 5.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Banc of California, to:

Banc of California, N.A. 3 MacArthur Place Santa Ana, California 92707
	Attention:	Chief Executive Officer
	With a copy to:	General Counsel
	Email:	[REDACTED]@bancofcal.com;
	With a copy to:	[REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West
New York, New York 10001
	Attention:	Sven Mickisch; Matthew Nemeroff
	Email Address:	sven.mickisch@skadden.com; matthew.nemeroff@skadden.com

and

(b)	if to Pacific Western Bank, to:

Pacific Western Bank 5050 S. Syracuse Street, Suite 1000 Denver, CO 80237
	Attention:	Angela M.W. Kelley
	Email:	[REDACTED]@pacwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States
	Attention:	H. Rodgin Cohen; Mark Menting
	Email:	cohenhr@sullcrom.com; mentingm@sullcrom.com

and

1888 Century Park East Los Angeles, CA 90067-1725 United States
	Attention:	Patrick Brown
	Email:	brownp@sullcrom.com

Section 5.05 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 5.06 Counterparts. This Agreement may be executed in counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.
Section 5.07 Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
Section 5.08 Governing Law. Other than the provisions of the CFC, BMA, CGCL and the NBA that are expressly applicable to the Bank Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice of law principles that would apply the laws of a different jurisdiction.
Section 5.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the Parties and any attempted assignment in contravention of this Section 5.09 shall be null and void.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
BANC OF CALIFORNIA, NATIONAL ASSOCIATION

By:
Name:
Title:

By:
Name:
Title:

PACIFIC WESTERN BANK

By:
Name:
Title:

By:
Name:
Title:
[Signature Page to the Bank Merger Agreement]

Annex B
INVESTMENT AGREEMENT

by and between

BANC OF CALIFORNIA, INC.,

WP CLIPPER GG 14 L.P.

and

WP CLIPPER FS II L.P.

Dated as of July 25, 2023

B-i

LIST OF EXHIBITS
B-ii

INDEX OF DEFINED TERMS
Activist Investor	B-32
affiliate	B-48
Agreement	B-1
Articles Supplementary	B-1
As-Converted Basis	B-35
BHC Act	B-7
Board of Directors	B-9
Board Representative	B-35
business day	B-48
Chosen Courts	B-48
CIBC Act	B-21
Claim Notice	B-39
Closing	B-2
Closing Date	B-2
Code	B-13
Common Stock	B-2
Company	B-1
Company Articles	B-1
Company Bank	B-2
Company Benefit Plans	B-14
Company Bylaws	B-10
Company Disclosure Schedule	B-7
Company Equity Awards	B-8
Company Fundamental Rep	B-40
Company Opportunity	B-42
Company Options	B-8
Company Preferred Stock	B-8
Company PSU Award	B-8
Company Regulatory Agreement	B-17
Company Reports	B-11
Company RSU Awards	B-8
Company Share Issuance	B-2
Company Stock Plans	B-9
Company Stockholders Meeting	B-9
Company Subsidiary	B-7
Confidential Information	B-26
Confidentiality Agreement	B-26
Data Breach	B-16
De Minimis Claim	B-40
Direct Claim	B-39
Director Rights Period	B-36
E.U.	B-33
Enforceability Exceptions	B-9
Equity Commitment Letter	B-1
Equity Financing	B-21
ERISA	B-14
Exchange Act	B-10
Excluded Issuance	B-35
Exemption Amendment	B-24
FDIC	B-6
B-iii

Federal Reserve	B-10
Fraud	B-45
GAAP	B-6
Governmental Entity	B-3
Gross-up Right	B-33
Indemnified Party	B-39
Indemnifying Party	B-39
Information Rights Period	B-25
Institutional Accredited Investor	B-18
Investment Amount	B-5
Law	B-2
Liens	B-9
Limited Guarantee	B-1
Losses	B-38
made available	B-48
Maryland Department of State	B-1
Material Adverse Effect	B-6
Materially Burdensome Condition	B-37
Merger	B-1
Merger Agreement	B-1
Merger Sub	B-1
Mergers	B-1
Non-Party Affiliates	B-42
Non-Voting Common Equivalent Stock	B-1
Non-Voting Common Stock	B-2
NYSE	B-3
OFAC	B-33
Order	B-2
ordinary course	B-48
ordinary course of business	B-48
Other Investment Agreement	B-8
Other Warrants	B-9
PACW	B-1
PACW NDA	B-26
Pandemic	B-7
Pandemic Measures	B-7
Participation Portion	B-33
party	B-48
Per Share Issue Price	B-5
Permitted Transfer	B-31
Permitted Transferee	B-31
person	B-48
Personal Data	B-15
Placement Agent	B-12
Pre-Closing Period	B-28
Proposed Securities	B-33
Purchaser	B-1
Purchaser Fundamental Rep	B-41
Registration Rights Agreement	B-2
Representatives	B-26
Requisite Regulatory Approvals	B-44
B-iv

Requisite Stockholder Vote	B-9
Response Notice	B-39
Sanctioned Party	B-33
Sanctions	B-33
Second Step Merger	B-1
Securities	B-1
Securities Act	B-11
Sponsors	B-1
SRO	B-10
Subsidiary	B-7
Tax	B-14
Tax Return	B-14
Taxes	B-14
Termination Date	B-44
Third Party Claim	B-39
Threshold Amount	B-40
Total Shares Issued	B-5
Transfer	B-33
U.K.	B-33
U.N.	B-33
U.S.	B-48
Voting Common Stock	B-1
Voting Regulatory Approvals	B-25
Voting Shares Issued	B-5
Warrant	B-1
WPFSII2 Purchaser	B-1
WPGG14 Purchaser	B-1
B-v

INVESTMENT AGREEMENT, dated as of July 25, 2023 (this “Agreement”), by and between BANC OF CALIFORNIA, INC., a Maryland corporation (the “Company”), WP CLIPPER GG 14 L.P., an Exempted Limited Partnership registered in the Cayman Islands (“WPGG14 Purchaser”), and WP CLIPPER FS II L.P., an Exempted Limited Partnership registered in the Cayman Islands (“WPFSII Purchaser” and, together with WPGG14 Purchaser, collectively, the “Purchaser”).
RECITALS:
A. The Merger Agreement. Concurrently with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), the Company and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, the Company will consummate a strategic business combination transaction whereby (a) Merger Sub will merge with and into PACW (the “Merger”), so that PACW is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, the Company shall cause PACW to be merged with and into the Company (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that the Company is the surviving corporation in the Second Step Merger.
B. The Investment. In connection with the Mergers, the Company desires to sell and issue to Purchaser, and Purchaser desires to purchase from the Company, as an investment in the Company, shares of (a) voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”) and (b) non-voting common equivalent stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Articles Supplementary of the Non-Voting Common Equivalent Stock, in the form attached hereto as Exhibit A (the “Articles Supplementary”), which shall be made a part of the Company’s Second Articles of Restatement (the “Company Articles”), by the filing of the Articles Supplementary with the Maryland Department of Assessments and Taxation, Business Services Division (the “Maryland Department of State”).
C. The Warrant. In connection with the purchase, sale and issuance of the Voting Common Stock and Non-Voting Common Equivalent Stock at the Closing (as defined below), the Company will issue to Purchaser a warrant (the “Warrant”) to purchase shares of Non-Voting Common Equivalent Stock in accordance with the terms of the Warrant, in substantially the form attached hereto as Exhibit B.
D. Equity Commitment. As a condition and inducement to the willingness of the Company to enter into this Agreement, Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P., Warburg Pincus (Europa) Global Growth 14 (Cayman) L.P., Warburg Pincus Global Growth 14-B (Cayman) L.P., Warburg Pincus Global Growth 14-E (Cayman) L.P., WP Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Financial Sector II (Cayman), L.P., Warburg Pincus Financial Sector II-E (Cayman), L.P. and Warburg Pincus Financial Sector II Partners (Cayman), L.P. (the “Sponsors”) have duly executed and delivered to Purchaser an equity commitment letter, a copy of which is attached hereto as Exhibit C (such equity commitment letter, including all amendments, exhibits, attachments, appendices and schedules thereto, the “Equity Commitment Letter”), to provide Purchaser the amount of cash equity financing set forth therein, subject to the terms and conditions thereof.
E. Limited Guarantee. As a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors have provided a limited guarantee in favor of the Company, a copy of which is attached hereto as Exhibit D, pursuant to which the Sponsors have agreed to guarantee certain payment obligations of Purchaser hereunder, subject to the terms and conditions thereof (the “Limited Guarantee”).
F. The Securities. The term “Securities” refers collectively to the (a) (i) shares of Voting Common Stock and Non-Voting Common Equivalent Stock and (ii) Warrant, in each case, issuable pursuant hereto, (b) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock issuable pursuant hereto, (c) shares of Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant and (d) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant. When purchased, the shares of Voting Common Stock and Non-Voting Common Equivalent Stock purchased hereunder will be evidenced by book-entry notation.

G. Registration Rights Agreement. At the Closing, the Company and Purchaser will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit E (the “Registration Rights Agreement”).
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I

PURCHASE; CLOSING
Section 1.1 Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Purchaser shall purchase from the Company, and the Company shall sell and issue to Purchaser, the number of duly authorized, validly issued, fully-paid and non-assessable shares of (i) Voting Common Stock, free and clear of all Liens (as defined below) (other than transfer restrictions imposed under this Agreement or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(A), and (ii) Non-Voting Common Equivalent Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Articles Supplementary or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(B) and (b) the Company shall issue to Purchaser a duly authorized, validly issued and non-assessable Warrant to purchase a certain number of shares of Non-Voting Common Equivalent Stock determined in accordance with the terms hereof and of the Warrant, free and clear of all Liens (other than the transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws) (clauses (a)-(b), collectively, the “Company Share Issuance”). As used herein, “Common Stock” shall mean shares of Voting Common Stock and/or Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock”), as applicable.
Section 1.2 Closing.
(a) Time and Date of Closing. Subject to the satisfaction or, to the extent permitted by Law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted by Law, written waiver of those conditions by the party entitled to grant such waiver), the closing of the Company Share Issuance (the “Closing”) shall take place substantially concurrently with the consummation of the Merger, remotely by the electronic exchange of counterpart signature pages to the documents and agreements contemplated hereby to be executed and delivered at the Closing or such other date and/or location as agreed in writing by the parties. The date on which the Closing occurs is referred to as the “Closing Date.” The Company shall (i) use reasonable best efforts to provide Purchaser with at least five (5) business days prior written notice of the expected closing date of the Merger and (ii) provide Purchaser with notice of the Condition Satisfaction Date (as defined in the Merger Agreement) no later than 1:00 p.m. Eastern Time on the date on which it occurs; provided that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the Condition Satisfaction Date shall be deemed to be the business day following such day.
(b) Closing Conditions.
(i) The obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser and the Company prior to the Closing of the following conditions:
(1) no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) or other legal restraint or prohibition preventing the consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or prohibiting, restraining or enjoining Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof shall be in effect (and none of Purchaser, the Company or Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of the Company (“Company Bank”) shall have received any formal written communication from any Governmental Entity asserting any of the foregoing that shall not have been withdrawn). No applicable law, statute, code, ordinance, rule, regulation, requirement, policy or guideline of any Governmental Entity or stock exchange or Order (each, a “Law”) shall have been enacted, entered, promulgated or enforced (which remains in effect) by any court, administrative agency or commission or other governmental authority or instrumentality or SRO of competent jurisdiction (each, a “Governmental Entity”) that prohibits or makes illegal consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or that prohibits, restrains or enjoins Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof;
(2) any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case, if required to effect the issuance of Voting Common Stock in lieu of Non-Voting Common Equivalent Stock pursuant to Section 3.1(f);
(3) Purchaser shall have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the Closing will not result in Purchaser being deemed to have, or have acquired, “control” of the Company or any of its Subsidiaries (including the Company Bank) for purposes of the BHC Act or CIBC Act and the applicable implementing regulations thereunder, either (A) individually or (B) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by this Agreement contemplated to occur at the Closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225);
(4) the Company shall have filed the requisite Supplemental Listing Application in respect of the Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant to the Articles Supplementary and (II) for which the Warrant may be exercised, in each case, in accordance with rules of the New York Stock Exchange (the “NYSE”), and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance;
(5) all of the conditions to the Closing of the Merger set forth in the Merger Agreement shall have been satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement), other than those conditions that by their nature can only be satisfied or waived at the closing of the Merger (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement)), and the Merger shall have been consummated, or will be consummated substantially concurrently with the Closing, in accordance with the terms and conditions of the Merger Agreement;
(6) the Company shall have delivered to Purchaser the items described in Section 1.2(c)(i); and
(7) the purchase and sale of shares of Voting Common Stock and Non-Voting Common Equivalent Stock (with proceeds to the Company in an amount, which together with the Investment Amount, is greater than or equal to $400,000,000) shall have been consummated, or will be consummated substantially concurrently with the Closing, in all material respects in accordance with the terms and conditions of such Other Investment Agreement(s).
(ii) The obligation of Purchaser to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser prior to the Closing of each of the following additional conditions:
(1) the representations and warranties of the Company contained in (A) Section 2.2(b)(i), Section 2.2(c)(iii), Section 2.2(g), Section 2.2(h)(i) and Section 2.2(r) shall be true and correct (other than, in the case of Section 2.2(b)(i), such failures to be true and correct as are de minimis) in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); (B) Section 2.2(a)(i)-(iii), Section 2.2(b)(ii) and Section 2.2(c)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties) shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); and (C) all other representations and warranties of the Company set forth in Section 2.2 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that, for purposes of this subclause (C), such representations and warranties shall be deemed to be true and correct unless the failure(s) of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect;
(2) the Company shall have performed and complied with, in all material respects, all obligations, covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder;
(3) since the date hereof, no Material Adverse Effect shall have occurred and no circumstance, event, change, occurrence, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(4) Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying to the effect that the conditions set forth in Section 1.2(b)(ii)(1), Section 1.2(b)(ii)(2) and Section 1.2(b)(ii)(3) have been satisfied; and
(5) Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company, dated as of the Closing Date, certifying that (i) attached thereto are true and complete copies of the resolutions adopted by (x) the Board of Directors and (y) the board of directors of Company Bank, in each case, relating to this Agreement and/or the Merger Agreement (as applicable) and the transactions contemplated by hereby and/or thereby (as applicable), and that such resolutions are in full force and effect and are the resolutions adopted in connection herewith or therewith (as applicable), and (ii) (A) attached thereto are true and complete copies of the Company Articles and Company Bylaws and comparable governing or organizational documents of Company Bank and (B) such governing or organizational documents are in full force and effect as of the Closing Date.
(iii) The obligation of the Company to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company prior to the Closing of the following additional conditions:
(1) the representations and warranties of Purchaser contained herein (without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties) shall be true and correct as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties, would not prevent or materially impair or delay the ability of Purchaser to consummate the Closing;
(2) Purchaser shall have performed and complied with, in all material respects, all covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder; and
(3) the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an authorized signatory of Purchaser certifying to the effect that the conditions set forth in Section 1.2(b)(iii)(1) and Section 1.2(b)(iii)(2) have been satisfied.

(c) Closing Deliveries.
(i) At the Closing, the Company will deliver to Purchaser:
(1) evidence in a form reasonably acceptable to Purchaser of book-entry notation in the name of Purchaser of an aggregate amount of shares of Voting Common Stock and Non-Voting Common Equivalent Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Articles Supplementary (as applicable) or applicable securities Laws), equal to (x) the Investment Amount (as defined below), divided by (y) the Per Share Issue Price (as defined below), rounded down to the nearest whole share (such number of shares, the “Total Shares Issued”), as follows: (A) a number of shares of Voting Common Stock (rounded to the nearest whole share) equal to (I) the Company’s good faith estimate (which estimate the Company shall provide to Purchaser not later than two (2) business days prior to the expected Closing Date) of the total number of shares of Voting Common Stock that will be issued and outstanding immediately following consummation of the Mergers, the Company Share Issuance and the issuance of shares of Voting Common Stock issued pursuant to any Other Investment Agreement, multiplied by (II) 9.9% (such number of shares, the “Voting Shares Issued”) minus the number of shares of Voting Common Stock owned by Purchaser as of the Closing Date (as notified by Purchaser to the Company two (2) days prior to the Closing Date), and (B) to the extent that the Total Shares Issued exceeds the Voting Shares Issued, a number of shares of Non-Voting Common Equivalent Stock that is equal to the Total Shares Issued minus the Voting Shares Issued;
(2) the Warrant to purchase a number of duly authorized, validly issued and non-assessable shares of Non-Voting Common Equivalent Stock in an amount equal to (x) the Total Shares Issued, multiplied by (y) 60% (as such number may be adjusted in accordance with the terms of the Warrant), duly executed by the Company, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws);
(3) evidence, reasonably satisfactory to Purchaser, that the Articles Supplementary (A) has been filed with and accepted by the Maryland Department of State and (B) is in full force and effect as of the Closing;
(4) each of the certificates referenced in Sections 1.2(b)(ii)(4) and 1.2(b)(ii)(5);
(5) a counterpart signature page, duly executed by the Company, to the Registration Rights Agreement; and
(6) customary written legal opinions of outside counsel to the Company as to (x) the due authorization, valid issuance and non-assessability of the Securities and (y) the exemption from registration of the Securities, in each case, in connection with the Company Share Issuance.
(ii) If, prior to the Closing, the outstanding shares of Voting Common Stock shall have been changed into a different number or kind of shares or securities, in any such case as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, or there shall be any extraordinary dividend or distribution denominated in shares of Voting Common Stock, an appropriate and proportionate adjustment shall be made to the (A) number of shares of Voting Common Stock to be delivered pursuant to Section 1.2(c)(i)(1)(A), (B) number of shares of Non-Voting Common Equivalent Stock to be delivered pursuant to Section 1.2(c)(i)(1)(B) and (C) Warrant to be delivered pursuant to Section 1.2(c)(i)(2), in each case, to give Purchaser the same economic effect as contemplated by this Agreement prior to such event.
(iii) At the Closing, Purchaser will deliver to the Company:
(1) for the Total Shares Issued, by wire transfer of immediately available funds to an account designated by the Company in writing at least five (5) business days prior to the Closing Date, a per share purchase price of $12.30 (the “Per Share Issue Price”) and an aggregate purchase price of $325,000,000 (the “Investment Amount”);
(2) the certificate referenced in Section 1.2(b)(iii)(3); and
(3) a counterpart signature page, duly executed by Purchaser, to the Registration Rights Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1 Material Adverse Effect.
(a) As used herein, the term “Material Adverse Effect” means (w) any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact or effects of any (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including any Pandemic Measures) of general applicability to companies in the industries in which the Company and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Company or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, the Merger Agreement or any Other Investment Agreement, public disclosure or consummation of the transactions contemplated hereby or thereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)) or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser in contemplation of the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement (other than actions taken or not taken by the Company during the Pre-Closing Period in connection with obtaining the approvals of any Governmental Entities in connection with the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement ), (F) decline in the trading price of the Company’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso), (G) any stockholder litigation arising out of, related to, or in connection with this Agreement, the Merger Agreement or any Other Investment Agreement, the Mergers or the Company Share Issuance that is brought or threatened against the Company or the Board of Directors from and following the date of this Agreement and prior to the Closing (“Stockholder Litigation”) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)), or (H) expenses incurred by the Company in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement; except, with respect to the foregoing subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate) or (ii) the ability of the Company to timely consummate the Closing, (x) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) or (2) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank, a California-chartered non-member bank and, prior to the Mergers, a wholly-owned Subsidiary of PACW, (y) with respect to the Company, (1) the Company’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount (as defined below) or (2) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Company Bank or (z) (1) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW shall be less than the amount set forth in Section 2.1(a)(1) of the Company Disclosure Schedule or (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of the Company shall be less than the amount set forth in Section 2.1(a)(2) of the Company Disclosure Schedule.
(b) As used herein:
(i) “Pandemic” means any outbreaks, epidemics or pandemics, or any variants, evolutions or mutations thereof, and the governmental and other responses thereto;
(ii) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws or policies or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and
(iii) “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.
Section 2.2 Representations and Warranties of the Company. Except as disclosed in (i) the disclosure schedule delivered by the Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided that (A) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (B) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect, and (C) any disclosures made with respect to a section of this Section 2.2 shall be deemed to qualify any other section of this Section 2.2 (1) specifically referenced or cross-referenced or (2) if it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section or (ii) any Company Reports publicly filed by the Company after January 1, 2023 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Purchaser as follows:
(a) Corporate Organization.
(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (“BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the Company Articles and the Company Bylaws (as defined below) as in effect as of the date of this Agreement have been made available to Purchaser.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Subsidiary of the Company (a “Company Subsidiary”) (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 2.2(a)(ii) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date hereof.
(iii) The deposit accounts of Company Bank, are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(iv) As of the date hereof, other than as set forth in Section 2.2(a)(iv) of the Company Disclosure Schedule, the Company does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary of the Company.
(b) Capitalization.
(i) The authorized capital stock of the Company consists of 450,000,000 shares of Voting Common Stock, including 3,136,156 shares of Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “Company Preferred Stock”). As of July 24, 2023, there were 57,431,871 shares of Common Stock issued and outstanding and (in addition to the foregoing) (A) 8,383,337 shares of Common Stock held in treasury, (B) 543,620 shares of Common Stock reserved for issuance upon the settlement of outstanding time-based restricted stock unit awards (“Company RSU Awards” and, together with the performance-based restricted share unit award in respect of shares of Common Stock granted under the Company Stock Plans that is outstanding immediately prior to the effectiveness of the Merger (a “Company PSU Award”) and the Company Options, the “Company Equity Awards”), (C) 806,590 shares of Common Stock reserved for issuance upon the settlement of outstanding Company PSU Awards (assuming performance goals are satisfied at the maximum level), (D) 14,904 shares underlying unexercised stock options granted under the Company Stock Plans (“Company Options”) and (E) zero shares of the Company Preferred Stock outstanding. As of the date hereof, except as set forth in the immediately preceding sentence, as contemplated hereby, as contemplated by any other contract or agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock with proceeds to the Company in an amount, together with the Investment Amount, of $400,000,000 and entered into in furtherance of the transactions contemplated by the Merger Agreement (each, an “Other Investment Agreement”) and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Voting Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. As of the date hereof, other than (1) the Company Equity Awards issued prior to the date hereof as described in this Section 2.2(b) or (2) as set forth in the Merger Agreement, this Agreement or any Other Investment Agreement, there are no (x) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or (y) contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than this Agreement and any Other Investment Agreement, there are no voting trusts, shareholder agreements, proxies or other similar agreements in effect to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of Voting Common Stock or other equity interests of the Company. As used herein, “Company Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(ii) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Company Subsidiary, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as contemplated by the Merger Agreement, no Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
(c) Authority; No Violation.
(i) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Stockholder Vote and other actions described in this Section 2.2(c) and Section 2.2(d), to consummate the Closing. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by the board of directors of the Company (the “Board of Directors”), and the Board of Directors has adopted this Agreement and declared its advisability. As of or prior to the date hereof, the Board of Directors has determined that (A) the Company Share Issuance, on the terms and subject to the conditions set forth herein, (B) the issuance of shares of Voting Common Stock pursuant to the Merger Agreement and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, and (C) the issuance of the shares of Voting Common Stock and Non-Voting Common Equivalent Stock and the Warrant(s) (as defined in each Other Investment Agreement, the “Other Warrants”), in each case, pursuant to the Other Investment Agreements and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, in each case, are in the best interests of the Company and its stockholders and has directed that such issuances of shares of Voting Common Stock and Non-Voting Common Equivalent Stock pursuant to this Agreement, the Merger Agreement and each Other Investment Agreement be submitted to the holders of Voting Common Stock for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (x) the approval of the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement and the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock, including shares of Voting Common Stock or Non-Voting Common Equivalent Stock for which the Other Warrants may be exercised, pursuant to each Other Investment Agreement by the affirmative vote of a majority of votes cast by holders of shares of Voting Common Stock at the meeting of the Company’s stockholders at which a vote is taken with respect to such issuances (the “Requisite Stockholder Vote” and such meeting, the “Company Stockholders Meeting”) and (y) any other approvals, adoptions, authorizations and consents of the Company and its Subsidiaries necessary to consummate the Mergers set forth in Section 4.3(a) of the Merger Agreement, no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to approve or adopt this Agreement or for the Company to perform its obligations hereunder or consummate the Closing. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(ii) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the consummation by the Company of the Company Share Issuance, or compliance by the Company with any of the terms or provisions hereof, will (A) violate any provision of the Company Articles or the Sixth Amended and Restated Bylaws of the Company (the “Company Bylaws”) or (B) assuming that the consents and approvals referred to in Section 2.2(d) are duly obtained, (x) violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(iii) The shares of Voting Common Stock to be issued hereunder have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect thereof. The shares of Non-Voting Common Equivalent Stock (A) to be issued hereunder and (B) for which the Warrant may be exercised, in each case, have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect of any such issuance or exercise. Neither the Voting Common Stock nor the Non-Voting Common Equivalent Stock will be issued in violation of any applicable Law.
(d) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock and shares of Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant hereto and (II) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, (iii) the filing of the Articles Supplementary with the Maryland Department of State and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, the Company has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(e) Reports.
(i) As of the date hereof, the Company and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (A) any state regulatory authority, (B) the SEC, (C) the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”), (D) the Office of the Comptroller of the Currency, (E) any foreign regulatory authority and (F) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the U.S., any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Subject to Section 6.13, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, (x) no Governmental Entity has initiated or has pending any proceeding or, to the Company’s knowledge, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, which remains unresolved, (y) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (z) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021; in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by the Company to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date hereof, (A) no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and (B) there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.
(f) Financial Statements.
(i) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021 and prior to the date hereof, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability required by GAAP to be reflected on a consolidated balance sheet of the Company (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since

March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement, the Merger Agreement or each Other Investment Agreement and the transactions contemplated hereby or thereby and (iv) obligations under this Agreement, the Merger Agreement or any Other Investment Agreement.
(iii) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has (x) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors any (A) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(iv) Since January 1, 2021, (A) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company.
(v) As of June 30, 2023, the Company’s Net Wholesale Funding Amount (as such term is defined it the Merger Agreement) was equal to the amount set forth in Section 2.2(f)(v) of the Company Disclosure Schedule (the “BANC Reference Net Wholesale Funding Amount”).
(g) Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (the “Placement Agent”) and Piper Sandler & Co., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder, placement agent or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Company Share Issuance and the transactions contemplated hereby.
(h) Absence of Certain Changes or Events.
(i) Since January 1, 2021 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(ii) Since January 1, 2021 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the Merger Agreement and each Other Investment Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
(i) Legal Proceedings. As of the date hereof, subject to Section 6.13:
(i) neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to the Company’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, the Company or any of its Subsidiaries or any of their respective businesses, (ii) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements; and
(ii) there is no Order imposed upon the Company, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(j) Taxes and Tax Returns.
(i) Each of the Company and its Subsidiaries has duly and timely filed (including all valid applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any material liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Internal Revenue Code of 1986 (the “Code”) of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has the Company been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(ii) As used herein, (A) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; and (B) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
(k) Employees and Employee Benefit Plans.
(i) As used herein, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(ii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan under Section 401(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in a transaction that could subject the Company or any of its Subsidiaries to a material tax or material penalty pursuant to Section 4975 or 4976 of the Code or Section 502 of ERISA.
(iii) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of its Subsidiaries or ERISA Affiliates, at any time during the last six years, contributed to or been obligated to contribute to an employee benefit plan subject to Title IV or Section 302 of ERISA. None of the Company, its Subsidiaries nor any ERISA Affiliate (as defined below) has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan. As used herein, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(iv) Neither the Company, nor any of its Subsidiaries, sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(v) All contributions required to be made to any Company Benefit Plan by Law or any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.
(vi) Other than as provided herein, the Other Investment Agreements or the Merger Agreement, none of the execution and delivery of this Agreement, the Other Investment Agreements or the Merger Agreement, the transactions contemplated by this Agreement, the Other Investment Agreements or the Merger Agreement or the Company Share Issuance will (either alone or in conjunction with any other event) (A) entitle any employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (B) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (C) accelerate the timing of or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (E) result in any “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(vii) The Company and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, compensation and benefits, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(l) Compliance with Applicable Law and Privacy Obligations.
(i) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with any Law applicable to the Company or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (A) used any funds of the Company or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries, (C) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (D) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries, (E) made any fraudulent entry on the books or records of the Company or its Subsidiaries or (F) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or its Subsidiaries, or is currently subject to any U.S. Sanctions administered by OFAC.
(iii) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (A) loss or misuse of Personal Data, (B) unauthorized or unlawful operations performed upon Personal Data or (C) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (A) through (C), a “Data Breach”). The Company has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to the Company’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of the Company and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data.
(iv) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (A) Company Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(m) Agreements with Governmental Entities. Subject to Section 6.13, as of the date hereof, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist Order, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or has been ordered to pay any material civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any board resolutions at the direction of, any Governmental Entity, in each case, that (A) currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or (B) in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, threatened verbally, since January 1, 2021 through the date hereof, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.
(n) Investment Securities and Commodities.
(i) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the Company Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(ii) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to Purchaser the material terms of such policies, practices and procedures.
(o) Loan Portfolio.
(i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 2.2(o)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Loan of the Company and its Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) has been secured by valid Liens, as applicable, and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(iii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each outstanding Loan of the Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(iv) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(p) Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Voting Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(q) Offering of Securities. Neither the Company, nor any of its Subsidiaries, nor any person acting on its or their behalf has (i) directly or indirectly, taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant hereto under the Securities Act and the rules and regulations of the SEC promulgated thereunder) that might subject the Company Share Issuance to the registration requirements of the Securities Act or (ii) offered the Securities or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors, each of which has been offered the Securities at a private sale for investment. As used herein, “Institutional Accredited Investor” means an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. None of the Company nor any of its Subsidiaries has offered the Securities or any similar securities during the six (6) months prior to the date hereof to anyone, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors. The Company has no intention to offer the Securities or any similar security during the six (6) months from the date hereof, except as contemplated by the Merger Agreement, this Agreement or each Other Investment Agreement.
(r) Other Investments. The per-share purchase price of the shares of Common Stock purchased under each Other Investment Agreement is not less than the Per Share Issue Price. Except as expressly set forth in the Other Investment Agreements executed as of the date of this Agreement and that has been delivered to Purchaser concurrently with the execution of this Agreement, each Other Investment Agreement does not include provisions that are more favorable to the purchaser party thereto compared to the rights, benefits and obligations of Purchaser under this Agreement (it being understood that each Other Investment Agreement may differ with respect to such other purchaser’s governance rights with respect to the Company). Except as set forth in the preceding sentence with the respect to the provisions of any Other Investment Agreement, neither the Company nor any of its Subsidiaries has entered into any (or modified any existing) contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that has the effect of establishing rights or otherwise benefiting such other purchaser in a manner more favorable to such purchaser than the rights, benefits and obligations of Purchaser in this Agreement.
(s) General Solicitation. Neither the Company, nor any Company Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities, including any (i) article, advertisement, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; (ii) website posting or widely distributed email; or (iii) seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(t) No Other Representations or Warranties.
(i) Except for the representations and warranties made by the Company in this Section 2.2, neither the Company, any of its Subsidiaries nor any other person makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company, any of its Subsidiaries nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, (B) except for the representations and warranties made by the Company in this Section 2.2, any oral or written information presented to Purchaser or any of its affiliates or its or their respective Representatives in the course of (x) their due diligence investigation of the Company or its Subsidiaries, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby or (C) PACW, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects.
(ii) The Company acknowledges and agrees that neither Purchaser nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.3, the Equity Commitment Letter or the Limited Guarantee.
Section 2.3 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company that:
(a) Corporate Organization.
(i) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser has the corporate, partnership or limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
(ii) As of the date hereof, Purchaser does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture or other entity.
(b) Authority; No Violation.
(i) Purchaser has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.3(b) and Section 2.3(c), to consummate the Closing. The execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by Purchaser’s board of directors or other equivalent governing body, as applicable. No other corporate proceedings on the part of Purchaser or any of Purchaser’s partners or equityholders are necessary to approve or adopt this Agreement, for Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(ii) Neither the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder nor consummation by Purchaser of the transactions contemplated hereby, including the Company Share Issuance, nor compliance by Purchaser with any of the terms or provisions hereof, will (A) violate any provision of Purchaser’s certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) or (B) assuming that the consents and approvals referred to in Section 2.3(c) are duly obtained, (x) violate any Law applicable to Purchaser or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to consummate the Company Share Issuance and the other transactions contemplated by this Agreement.
(c) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock and shares of Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant hereto and (II) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, (iii) the filing of the Articles Supplementary with the Maryland Department of State and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, Purchaser has no knowledge of any reason why the necessary regulatory approvals and consents, or satisfaction of the condition set forth in Section 1.2(b)(i)(3), will not be received or satisfied, as applicable, in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(d) Purchase for Investment. Purchaser acknowledges that the Securities have not been registered under the Securities Act or under any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, that the Securities will be characterized as “restricted securities” under federal securities Laws, and that under such Laws the Securities cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. Purchaser (i) is acquiring its beneficial ownership interest in the Securities solely for investment purposes for its own account or for an account over which it exercises discretion for another qualified institutional buyer or accredited investor, and with no present intention of or view towards selling or distributing any of the Securities to any other person, (ii) has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities other than with respect to any transfer to the Specified Person pursuant to Section 4.2(c)(iv), (iii) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, (iv) is sophisticated and has such knowledge and experience in financial and business matters and in investments of this type that it is capable of independently evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (v) is an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)).
(e) No “Bad Actor” Disqualification Events. Neither Purchaser nor, to Purchaser’s knowledge, its affiliates, nor any of their respective officers, directors, employees, agents, partners or members, is subject to any “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act.

(f) Information. Purchaser (i) is not being provided with disclosures that would be required if the offer and sale of the Securities were registered under the Securities Act, nor is Purchaser being provided with any offering circular or prospectus prepared in connection with the offer and sale of the Securities; (ii) has had the opportunity to ask questions of and receive answers from the Company directly; (iii) has been provided a reasonable opportunity to undertake and has undertaken its own examination of the Company and its Subsidiaries, PACW and its Subsidiaries and the terms of the Securities to the extent Purchaser deems necessary to make its decision to invest in the Securities and (iv) has availed itself of publicly available financial and other information concerning the Company and its Subsidiaries and PACW and its Subsidiaries to the extent Purchaser deems necessary to make its decision to purchase the Securities. Purchaser has sought such accounting, legal and tax advice as it has considered necessary or advisable to make an informed investment decision, without reliance on the Placement Agent, with respect to its acquisition of the Securities. Purchaser is only relying on the representations and warranties contained in Section 2.2 in making its investment decision, and not any other statements made by the Company or any of its Representatives.
(g) Ability to Bear Economic Risk of Investment. Purchaser recognizes that an investment in the Securities involves substantial risk. Purchaser has the ability to bear the economic risk of the prospective investment in the Securities, including the ability to hold the Securities indefinitely, and further including the ability to bear a complete loss of all of Purchaser’s investment in the Company.
(h) Ownership. As of the date hereof, neither Purchaser nor any of its affiliates (other than any affiliate with respect to which Purchaser is not the party exercising control over investment decisions) are the owners of record or the Beneficial Owners (as such term is defined under Rule 13d-3 under the Exchange Act) of shares of Common Stock or securities convertible into or exchangeable for Common Stock.
(i) Bank Regulatory Matters.
(i) Assuming the accuracy of the representations and warranties of the Company set forth in Section 2.2(b)-(c), consummation of the transactions contemplated hereby will not cause Purchaser (together with any of its affiliates) to, directly or indirectly, own, control or have the power to vote ten percent (10.0%) or more of any class of voting securities of the Company for purposes of the BHC Act or the Change in Bank Control Act of 1978 (the “CIBC Act”) or their respective implementing regulations.
(ii) Other than the Specified Person, Purchaser is not “acting in concert” (as that term is defined in Regulation Y) with any other person in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements.
(iii) Neither Purchaser nor any of its affiliates for purposes of the BHC Act is a bank holding company or “controls” a bank (as that term is defined under the BHC Act or its implementing regulations).
(j) Equity Financing.
(i) As of the date hereof, Purchaser has provided the Company with a true, complete and correct copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, on the terms and subject to the conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third party beneficiary thereof to the extent, and subject to the conditions and limitations, set forth therein.
(ii) The Equity Commitment Letter (A) is in full force and effect, (B) is a legal, valid and binding agreement of Purchaser and the Sponsors, as applicable, enforceable against Purchaser and the Sponsors, as applicable, in accordance with its terms and (C) as of the date hereof, has not been amended or modified in any respect, and no such amendment or modification is contemplated as of the date hereof. Other than this Agreement and the Equity Commitment Letter, there are no other contracts, agreements, side letters or arrangements to which Purchaser is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect or delay the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.
(iii) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Investment Amount at the Closing (and any and all costs, fees, and expenses of the Purchaser incurred in connection with the negotiation of this Agreement and the performance hereof at or prior to the Closing required to be paid by Purchaser hereunder), on the terms and subject to the conditions contemplated in this Agreement and the Equity Commitment Letter. The Company acknowledges (A) the separate corporate, partnership or limited liability company existence of Purchaser and (B) that the sole asset of Purchaser may be cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case, in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to Purchaser unless and until the Closing occurs pursuant to the terms and conditions hereof.
(iv) Assuming the accuracy of the representations and warranties set forth in Section 2.2, as of the date hereof no change, event, circumstance, condition, occurrence or development has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser or the Sponsors pursuant to the Equity Commitment Letter. Subject to the Company’s compliance with this Agreement and assuming the satisfaction of the conditions set forth in Sections 1.2(b)(i) and (ii), Purchaser has no reason, as of the date hereof, to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case, pursuant to and in accordance with the terms of the Equity Commitment Letter.
(v) The Sponsors have duly executed and delivered to the Company the Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is the valid, binding obligation of the Sponsors, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(k) Information Supplied. The information supplied or to be supplied by Purchaser in writing specifically for inclusion or incorporation by reference in any joint proxy statement/prospectus or any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(l) Brokers and Finders. Neither Purchaser nor its affiliates, any of its or their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, in each case, for which the Company would be liable (other than as set forth in Section 4.17).
(m) No Other Representations or Warranties.
(i) Except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to the Company or any of its Subsidiaries or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects or (B) except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or

Limited Guarantee, any oral, electronic, written or other information presented or made available to the Company or any of its Subsidiaries or its or their respective Representatives in the course of (x) their due diligence investigation of Purchaser or its affiliates, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby.
(ii) Purchaser acknowledges and agrees that neither the Company, any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.2.
ARTICLE III

COVENANTS
Section 3.1 Filings; Other Actions.
(a) Subject to Section 4.7, Purchaser, on the one hand, and the Company, on the other hand, will (and will cause their respective affiliates, including, in the case of Purchaser, the Sponsors, to) cooperate and consult (including as to the timing of Closing and as to the efforts of the Company and PACW to satisfying the conditions to, and consummate, the Merger and the status thereof) with the other party and use reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated hereby and by the Merger Agreement as promptly as reasonably practicable following the date hereof, and to respond to any request for information from any Governmental Entity relating to the foregoing, so as to enable the parties hereto to consummate the transactions contemplated by this Agreement, including the Company Share Issuance.
(b) To the extent permitted by Law, Purchaser and the Company will (i) have the right to review in advance all the information to the extent relating to such other party, and any of its respective affiliates and its and their respective directors, officers, partners and shareholders, which appears in any filing made with, or written materials submitted to, any Governmental Entity (and to the extent practicable, each will consult with the other party relating to the exchange of such information) and (ii) consult with the other in advance of any substantive meeting or conference with any Governmental Entity that is reasonably likely to relate to or affect Purchaser or its investment in the Company in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each party agrees to act reasonably and as promptly as reasonably practicable. To the extent permitted by Law, each party agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.1(b). Purchaser and the Company shall promptly correct or supplement any information provided by it or on its behalf for use in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party as contemplated hereby, if and to the extent (A) that information previously provided by it or on its behalf shall have become false or misleading in any material respect or (B) necessary or advisable to ensure that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Materials furnished pursuant to this Section 3.1(b) may be redacted (1) to remove references concerning the valuation of the Company and the transactions contemplated hereby, including the Company Share Issuance, or other Confidential Information, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege concerns, and the parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 3.1(b) as “counsel only” or, as appropriate, as “outside counsel only”.
(c) Purchaser shall have the reasonable opportunity to review any descriptions of Purchaser, its affiliates or the transactions contemplated by this Agreement prior to the publishing of any joint proxy statement/prospectus or any other documents (other than any filing under Rule 425 of the Securities Act) filed or to be filed with the SEC or any Governmental Entity by the Company or, to the extent the Company has and receives the right to review any such other documents filed or to be filed with the SEC or any Governmental Entity by PACW (if permitted by PACW), in connection with the transactions contemplated by this Agreement.

(d) To the extent permitted by applicable Law, the parties shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a Governmental Entity related to the transactions contemplated by this Agreement will not be obtained or that the receipt of such approval, consent or authorization will be materially delayed or conditioned.
(e) The Company shall (at (x) the Company Stockholders Meeting (if held) and (y) if the Exemption Amendment is not duly approved at the Company Stockholder Meeting and the Closing occurs, each annual meeting of stockholders of the Company following the Closing Date until such time as the Exemption Amendment is duly approved) use reasonable best efforts (including recommending the Exemption Amendment to its stockholders) to (i) submit to its stockholders a proposal to amend Section F of Article 6 of the Company Articles in a manner to exempt Purchaser and its affiliates (but not any other stockholder of the Company) from the application of Section F of Article 6 of the Company Articles (such amendment, the “Exemption Amendment”) and (ii) obtain the requisite approval of its stockholders of the Exemption Amendment at any such meeting of its stockholders; provided, that following the first anniversary of the Closing, the Company’s obligations contained in this clause (y) shall be subject to receipt of a written request from Purchaser no later than thirty (30) business days prior to the anniversary of the date on which the Company first filed its proxy materials for the preceding annual meeting. Subject to the Company obtaining the requisite approval of its stockholders of the Exemption Amendment, the Company shall (A) if such requisite approval was obtained at the Company Stockholders Meeting, in connection with the Closing, file the Exemption Amendment with the Maryland Department of State or (B) if such requisite approval was obtained at an annual meeting of stockholders of the Company following the Closing Date, as promptly as practicable thereafter, file the Exemption Amendment with the Maryland Department of State. Notwithstanding anything herein to the contrary, neither approval of the Exemption Amendment by the stockholders of the Company nor filing (or effectiveness) of the Exemption Amendment with the Maryland Department of State is a condition to the obligation of any party to effect the Closing.
(f)
(i) Upon the written request of either Purchaser or the Specified Person at any time following the ninetieth (90th) day after the Closing Date, Purchaser, the Specified Person, and the Company shall cooperate in good faith with the Purchaser or the Specified Person, as applicable, and use their respective reasonable best efforts to permit Purchaser, the Specified Person or their respective Permitted Transferee(s), as applicable (but not any other stockholder of the Company), as promptly as practicable, to exchange all or a portion of such person’s shares of Non-Voting Common Equivalent Stock (including shares of Non-Voting Common Equivalent Stock into which the Warrant may be exercised) for shares of Voting Common Stock and/or Non-Voting Common Stock; provided that any such exchange, and the Company’s obligations to effect such exchange under this Section 3.1(f)(i), shall be subject to (A) receipt of any required permit, authorization, consent, Order or approval from any Governmental Entity in connection with any such exchange and (B) (other than for the Specified Person) receipt of the requisite approval by the Company’s stockholders of the Exemption Amendment; provided, further, that to the extent any approval of the Company’s stockholders is required therefor, (x) Purchaser’s request under this Section 3.1(f)(i) shall have been made no later than thirty (30) business days prior to the anniversary of the date on which the Company first filed its proxy materials for the preceding annual meeting and (y) the Company shall not have any obligation to call a special meeting of its stockholders. It is understood and agreed that this Section 3.1(f)(i) does not expand or modify the convertibility of shares of Non-Voting Common Equivalent Stock, which convertibility is governed exclusively by the Articles Supplementary.
(ii) If the Federal Reserve or any other applicable banking regulator provides notice or other communication to the Company that the Non-Voting Common Equivalent Stock will not, or is not reasonably expected to, be treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 or any similar or successor regulation governing the capital adequacy of banking organizations, then, notwithstanding anything to the contrary herein, (A) the Company shall at the Closing (1) sell and issue to Purchaser, and Purchaser shall purchase from the Company, solely shares of Voting Common Stock (rather than Non-Voting Common Equivalent Stock)

at the same per share price and on the same terms and conditions as set forth herein and (2) issue to Purchaser the Warrant with the shares thereunder being Voting Common Stock (rather than Non-Voting Common Equivalent Stock) and (B) the parties shall cooperate in good faith to make any amendments, supplements or modifications to this Agreement as may be necessary to reflect such changes and give effect to the intention of the parties pursuant hereto.
(iii) If, as a result of, or pursuant to, the provisions of either Section 3.1(f)(i) or Section 3.1(f)(ii), Purchaser will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over the Company or Company Bank to be acquiring, ten percent (10%) or more of a class of voting securities of the Company, then, notwithstanding Section 4.7 or anything herein to the contrary, (A) the obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to receipt of any additional approval, consent or non-objection of the Federal Reserve or any other Governmental Entity (whether sought pursuant to the CIBC Act, the California Financial Code or incorporated within a Governmental Entity’s consideration of applications made by the Company) required in connection with the acquisition or control of 10% or more of a class of voting securities of the Company (the “Voting Regulatory Approvals”); (B) each of Purchaser and the Company, shall use (and cause its affiliates, including the Sponsors, to use) its and their reasonable best efforts to obtain the Voting Regulatory Approvals, including by furnishing to the Federal Reserve or other applicable Governmental Entity such information as is usual and customary in connection with such applications by similarly situated investors or issuers, as applicable, but subject to the limitations set forth in Section 4.7; (C) the condition to closing in Section 1.2(b)(i)(3), as it relates to the CIBC Act, shall not apply; (D) the percentage referenced in Purchaser’s representation at Section 2.3(i)(i) shall be twenty four point nine percent (24.9%); and (E) Section 4.7(a)(ii)(B) regarding the CIBC Act shall not apply; provided, however, that this Section 3.1(f)(iii) shall not require Purchaser or the Company to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in connection with obtaining the Voting Regulatory Approvals that would or would be reasonably be expected to be a Materially Burdensome Condition; provided, that in the event that a Materially Burdensome Condition has been asserted, the Company will be fully released of its obligations under this Section 3.1(f) and any obligation with respect to the Exemption Amendment.
(g) Each party shall execute and deliver after the Closing, such further certificates, agreements, instruments and other documents and take such other actions as the other party may reasonably request, in each case, to consummate, implement or evidence the Company Share Issuance, the Exemption Amendment and any exchange contemplated by Section 3.1(f)(i).
(h) The covenants in Section 3.1(a)-Section 3.1(d) shall terminate effective upon the consummation of the Closing.
Section 3.2 Information Rights.
(a) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 2.5% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis and after giving effect to any Permitted Transfer pursuant to Section 4.2(c)(iv)) that Purchaser beneficially owns immediately following the Closing (the “Information Rights Period”), solely for Permitted Purposes, at Purchaser’s sole cost and expense, the Company shall, and shall cause each of its Subsidiaries to, afford Purchaser and its officers, employees, accountants, counsel and other Representatives reasonable access upon prior written notice and during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries to the (A) officers, employees, properties, offices and other facilities of the Company and its Subsidiaries, and (B) contracts, licenses, books and records and other documents relating to the business of the Company and its Subsidiaries.
(b) Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be obligated to provide such access, materials or information to the extent the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its clients, depositors or customers, (ii) result in the disclosure of trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries, (iii) violate any Law or agreement or obligation of confidentiality owing to a third party (including any Governmental Entity), (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened claim, action, suit, litigation, investigation, examination or proceeding asserted by Purchaser; provided, however, that the Company shall use reasonable best efforts to make other arrangements (including using reasonable best efforts to redact information or make substitute disclosure arrangements) that would enable disclosure to Purchaser to occur without, in the case of the (A) foregoing clause (i), violating or prejudicing such right; (B) foregoing clause (ii), disclosing such trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries; (C) foregoing clause (iii), violating such Law or agreement or obligation; (D) foregoing clause (iv), jeopardizing such privilege; and (E) foregoing clause (v), such adverse consequences.
Section 3.3 Confidentiality.
(a) Each of Purchaser and the Company shall (and shall cause its affiliates and its and its affiliates’ respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to) hold all information furnished by or on behalf of the other party or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement, dated June 23, 2023, by and between Warburg Pincus LLC and the Company (the “Confidentiality Agreement”). Further, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) hold all information furnished by, on behalf of or in respect of PACW or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of that certain non-disclosure agreement, dated March 12, 2023, by and between Warburg Pincus LLC and PACW (the “PACW NDA”). Notwithstanding the foregoing, the provisions of Section 3.3(b) and Section 4.1 will supersede any conflicting provision in the Confidentiality Agreement or, after the Closing, the PACW NDA (but non-conflicting provisions will otherwise continue in full force and effect in accordance with their respective terms).
(b) In addition to Purchaser’s obligations under the Confidentiality Agreement and the PACW NDA, from the Closing until two (2) years after the last date of the Director Rights Period, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) (i) keep confidential any information (including oral, written, electronic or other information) concerning the Company or its affiliates (including, for such purpose, PACW and its affiliates) that has been, will be or may be furnished to Purchaser, its affiliates or their respective Representatives by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives pursuant hereto or in connection with Purchaser’s (or its affiliates’) investment or potential investment in the Company (collectively, the “Confidential Information”) and (ii) use the Confidential Information solely for the purposes of evaluating, monitoring, administering or taking any other action with respect to Purchaser’s (or its affiliates’) investment in the Company (including pursuing any sale or disposition of all or part of its investment in the Company), complying with Purchaser’s (or its affiliates’) legal, regulatory, tax or other compliance obligations, or ensuring compliance with the terms of, enforcing, defending or understanding any right or obligation in respect of this Agreement, the Company Articles, the Articles Supplementary, the Company Bylaws or any other agreement or instrument relating to the Company (any of the foregoing, a “Permitted Purpose”; provided that notwithstanding the foregoing or anything to the contrary herein or in the Confidentiality Agreement, Purchaser (and its affiliates and its and its affiliates’ respective Representatives) shall be free to use (x) for any purpose any information in intangible form, retained in the unaided memory of such persons, relating to or resulting from access to Confidential Information and (y) any generalized learnings from evaluating, monitoring and administering Purchaser’s (or its affiliates’) investment in the Company, which do not constitute tangible Confidential Information furnished by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives, for purposes of evaluating or modifying their business strategies); provided that the Confidential Information shall not include information that (i) was or becomes generally available to the public, other than as a result of a disclosure by Purchaser, its affiliates or their respective Representatives in violation of this Section 3.3(b), the Confidentiality Agreement or the PACW NDA, (ii) was or becomes available to Purchaser, its affiliates or their respective Representatives on a non-confidential basis from a source (other than the Company, its affiliates, PACW, its affiliates or any of their respective Representatives), so long as such source was not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its

Subsidiaries to keep such information confidential, (iii) at the time of disclosure is already in the possession of Purchaser, its affiliates or their respective Representatives, so long as such information is not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, or (iv) was independently developed by Purchaser, its affiliates or its or their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information.
(c) Each of the Company and Purchaser agree, on behalf of themselves, their affiliates and its and their respective Representatives, that Confidential Information may be disclosed by Purchaser and its affiliates solely (i) to Purchaser’s affiliates and its and their respective Representatives to the extent required for a Permitted Purpose; provided that Purchaser direct such persons to treat the Confidential Information in a confidential manner and in accordance with the terms herein, (ii) to any Permitted Transferees pursuant to Section 4.2(c); provided, that such Permitted Transferee has entered into a confidentiality agreement pursuant to which such Permitted Transferee agrees to treat the Confidential Information in a confidential manner and in accordance with the terms herein and pursuant to which Purchaser or one of its affiliates agrees to be responsible for any breach by such Permitted Transferee in accordance with the terms of the confidentiality agreement, and (iii) in the event that the Purchaser, any of its affiliates or any of its or their respective Representatives are required by Law or requested or required by any Governmental Entity (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each case, so long as Purchaser, its affiliates and its and their respective Representatives (as applicable), to the extent reasonably practicable and permitted by Law, (A) promptly provide notice thereof to the Company, (B) reasonably cooperate with the Company (at the Company’s sole expense) to resist or narrow such request or requirement, including in seeking a protective order or other appropriate remedy, prior to any such disclosure and (C) limit such disclosure to that which is then so required or requested and use reasonable efforts to obtain assurances that confidential treatment will be accorded to such disclosed Confidential Information; provided, that, for the avoidance of doubt, the foregoing clauses (A), (B) and (C) shall not apply to disclosure requests or requirements of a Governmental Entity which are not specifically targeted at this Agreement, the parties hereto or the transactions contemplated hereby.
Section 3.4 Public Announcement.
(a) Purchaser acknowledges that the initial press release with respect to the execution and delivery of the Merger Agreement, this Agreement and the Other Investment Agreements shall be a release mutually agreed to by the Company and PACW; provided that, prior to the issuance of such press release, the Company shall (i) consult with Purchaser about, (ii) allow Purchaser reasonable time to comment on and (iii) agree with Purchaser on, in each case, such portions of the release or announcement describing Purchaser, this Agreement and the investment in the Company by Purchaser contemplated hereunder.
(b) Thereafter, (i) the Company shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement or the proposed or actual investment in the Company by Purchaser contemplated hereunder and (ii) Purchaser shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement, the proposed or actual investment in the Company by Purchaser contemplated hereunder, the Merger Agreement or the transactions contemplated thereby, in each case, except (A) as required by Law, in which case, to the extent permitted by Law and practicable under the circumstances, the party required to make such release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on (and shall consider such comments in good faith), such release, statement or announcement in advance of such issuance, (B) communications by the Company to its stockholders and employees that are reasonably necessary or advisable in connection with the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement, the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock and the Other Warrants pursuant to any Other Investment Agreement or the Mergers, (C) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) for such releases, statements or announcements that are consistent with other such releases, statements or announcements made on or after the date hereof in compliance with this

Section 3.4. Notwithstanding anything in the foregoing, Purchaser and each of its affiliates may provide customary disclosure of the status and subject matter of this Agreement and transactions contemplated hereby to their respective limited partners and investors, subject to customary confidentiality undertakings.
Section 3.5 Pre-Closing Period Conduct.
(a) Prior to the earlier of the Closing or the termination of this Agreement pursuant to Section 5.1 (the “Pre-Closing Period”), except (i) as may be required by Law applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as may be expressly contemplated or required by this Agreement (including as set forth in the Company Disclosure Schedule) or expressly contemplated, required or permitted by the Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to (A) carry on its business in the ordinary course of business in all material respects, (B) use reasonable best efforts to maintain and preserve its and such Subsidiary’s advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (C) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (D) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity in connection with the transactions contemplated hereby (it being understood that this clause (D) shall not require the Company to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any Governmental Entities that would or would be reasonably be expected to cause a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement)).
(b) During the Pre-Closing Period, except as permitted by the exceptions in Section 3.5(a)(i)-(iii) and the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of Common Stock, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(iv) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property (as defined in the Merger Agreement)) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(v) amend the Company Articles, Company Bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect Purchaser;

(vi) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or
(vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 3.5(b).
(c) The Company shall not, without the prior written consent of Purchaser, (x) amend, modify or agree to any waiver of any of the following terms or provisions of the Merger Agreement (or any defined terms used in those sections or exhibits or schedules incorporated by reference therein): (i) the Exchange Ratio (as defined in the Merger Agreement), (ii) Materially Burdensome Regulatory Condition (as defined in the Merger Agreement) and Section 6.1(c) of the Merger Agreement, (iii) Sections 1.10, 1.11 and 5.2(b)(i), 5.2(b)(iii) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(b)(iv) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(c) (but only if the sale, transfer, mortgage, encumbrance or disposal would typically be considered by the Board of Directors), 5.2(k) (but only if the granting of such waiver or consenting to such amendment by the Company requires the approval of the Board of Directors) of the Merger Agreement, in any case in a manner that would adversely affect Purchaser (or its affiliates) (including in its capacity as a holder of Securities from and after the Closing) or 6.18 of the Merger Agreement, (iv) Article VII of the Merger Agreement or (vii) Article VIII of the Merger Agreement or (y) except with respect to any matter that is otherwise expressly permitted in the foregoing clause (x), amend, modify or agree to any waiver (other than a waiver solely to the extent it permits compensatory equity award grants that would otherwise require consent) of any term or provision in the Merger Agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the Merger Agreement.
(d) The Company shall deliver to Purchaser, reasonably promptly (and in any event within three (3) business days), copies of any consents or waivers or requests for consents or waivers pursuant to Section 5.1, Section 5.2 or Section 5.3 of the Merger Agreement and copies of any other amendments, modifications, consents or waivers to or under the Merger Agreement.
(e) The Company and its Subsidiaries shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement on the terms and conditions described in the Merger Agreement, including using their reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of the Company in the Merger Agreement and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in the Merger Agreement have been satisfied, consummate the Merger and the other transactions contemplated by the Merger Agreement substantially concurrently with the consummation of the transactions contemplated by this Agreement and the Other Investment Agreement. Without limiting the generality of the foregoing, the Company shall give Purchaser prompt (and, in any event five (5) business days) written notice of (i) gaining actual knowledge of any breach or default or alleged breach or default by it or PACW to the Merger Agreement; and (ii) of the receipt of any written notice or other written communication from PACW with respect to any actual, potential or claimed breach, default, termination or repudiation by PACW to any provision of the Merger Agreement.
(f) The Company and its Subsidiaries shall not enter into any (or modify any existing) Other Investment Agreement or other contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that would result in any failure of the representations and warranties set forth in Section 2.2(r) to be true and correct.

ARTICLE IV

ADDITIONAL AGREEMENTS
Section 4.1 Standstill.
(a) During the Director Rights Period, unless (x) specifically requested in writing in advance by the Company, (y) the Company having given its prior written consent or (z) in connection with the express terms hereof, neither Purchaser nor any of its affiliates will, directly or indirectly (or assist, advise, act in concert or participate with or encourage others to):
(i) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership, including beneficial ownership of any material portion of the assets or securities of the Company or any of its Subsidiaries, or any rights or options to acquire such ownership (including from any third party);
(ii) publicly offer to enter into, or publicly or privately propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Company or any Company Subsidiary (other than the Mergers);
(iii) (A) call or requisition, or seek to call or requisition, any meeting of stockholders of the Company or provide to any third party a proxy, consent or requisition to call any meeting of stockholders of the Company, (B) seek to have the stockholders of the Company authorize or take corporate action by written consent without a meeting, solicit any consents from stockholders or grant any consent or proxy for a consent to any third party seeking to have the stockholders of the Company authorize or take corporate action by written consent without a meeting, (C) seek representation on the Board of Directors (other than, and provided that the foregoing will not limit Purchaser’s rights hereunder, with respect to the Board Representative), (D) seek the removal of any member of the Board of Directors, (E) make a non-binding or precatory vote, of stockholders of the Company or (F) make a request for the Company’s stock ledger pursuant to Section 2-513 of the Maryland Corporations and Associations Code;
(iv) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of the Company or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A);
(v) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (i)-(iv) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of the Company or its Subsidiaries;
(vi) file a Schedule 13D (or amendment thereto) with respect to the Company or any of its outstanding voting securities, except as required by Law; or
(vii) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the matters set forth in this Section 4.1(a).
(b) Notwithstanding Section 4.1(a), Purchaser, its affiliates and its and their respective Representatives may discuss the transactions contemplated Section 4.1(a) with, make a non-binding proposal for such transactions to, or request any amendment, waiver or consent to Section 4.1(a) from, the Board of Directors or the Chief Executive Officer of the Company, as long as all such discussions, non-binding proposals and requests (i) are kept strictly confidential by Purchaser, its affiliates and its and their respective

Representatives and (ii) would not reasonably be expected to require public disclosure by either party (or any of their respective affiliates) pursuant to any Law or the rules, regulations or requirements of any national securities exchange or inter-dealer quotation system on which any party’s or its affiliates’ securities may be listed or quoted.
(c) Notwithstanding the foregoing, nothing in this Section 4.1 shall be construed to (i) restrict Purchaser or its affiliates from confidentially communicating with their Representatives and affiliates about such transactions, (ii) prohibit investments made in the ordinary course of business only if not specifically targeted to an investment in the Company or (iii) prohibit exercise of Purchaser’s rights under Section 4.4, Section 4.5 or elsewhere in this Agreement.
(d) As used herein, the term “beneficial ownership” (or any variation thereof) shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act; provided that the following will be deemed to be an acquisition of beneficial ownership of securities: (i) establishing or increasing a call equivalent position with respect to such securities within the meaning of Section 16 of the Exchange Act; or (ii) entering into any swap or other arrangement that results in the acquisition of any of the economic consequences of ownership of such securities, whether such transaction is to be settled by delivery of such securities, in cash or otherwise.
Section 4.2 Transfer Restrictions.
(a) Lock-Up. From and after the Closing, Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any Securities acquired pursuant hereto, except (x) as otherwise expressly permitted hereby and (y) that (subject to Section 4.2(b)):
(i) following the ninety (90) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.2(a) shall cease to apply to 75.00% of the shares of Voting Common Stock issued pursuant hereto (determined on an As-Converted Basis);
(ii) following the one hundred and eighty (180) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.2(a) shall cease to apply to the shares of Voting Common Stock issued pursuant hereto (determined on an As-Converted Basis); and
(iii) any Transfers effected pursuant to Section 4.2(a)(i) and Section 4.2(a)(ii) may be of Voting Common Stock, Non-Voting Common Equivalent Stock, the Warrant or any combination thereof.
(b) Additional Restrictions on Transfer. From and after the Closing, subject to Section 4.2(a), Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any shares of (x) Non-Voting Common Equivalent Stock (including shares of Non-Voting Common Equivalent Stock for which the Warrant may be exercised) to any person and (y) Voting Common Stock acquired pursuant hereto, including any shares of Voting Common Stock into which any shares of Non-Voting Common Equivalent Stock are converted (including at the time of any such Transfer), to any:
(i) Activist Investor;
(ii) Competitor of the Company or any of its Subsidiaries set forth on Section 4.1(b)(ii) of the Company Disclosure Schedule; or
(iii) Sanctioned Party.
(c) Permitted Transfers. Notwithstanding anything herein to the contrary, but subject to Section 4.2(b), Purchaser and its affiliates may at any time Transfer any portion or all of its shares of Voting Common Stock and Non-Voting Common Equivalent Stock as follows (each, a “Permitted Transfer” and the transferee a “Permitted Transferee”):
(i) to any (A) affiliate of Purchaser under common control with Purchaser’s ultimate parent, general partner or investment advisor (any such transferee shall be included in the term “Purchaser”) or (B) limited partner, shareholder or member of Purchaser, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement;

(ii) pursuant to a merger, division, consolidation, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or its Subsidiaries; provided that such transaction has been approved by the Board of Directors (or a committee thereof);
(iii) in connection with (A) Purchaser and its affiliates’ ordinary course security pledging activity and (B) transfers pursuant to or following exercise of applicable remedies by creditors of Purchaser and its affiliates;
(iv) to any person set forth on Section 4.2(c)(iv) of the Company Disclosure Schedule (the “Specified Person”), not more than 2,032,520 shares of Non-Voting Common Equivalent Stock (and, after the one hundred and eight (180) day anniversary of the Closing Date, a corresponding portion of the Warrant that entitles Purchaser to purchase a number of shares of Non-Voting Common Equivalent Stock equal to the product of (x) the quotient obtained by dividing 25 by 325 multiplied by (y) the aggregate number of such shares issuable pursuant to the Warrant) (such securities collectively, the “Specified Person Securities”); provided that (A) concurrent with (and as a condition to) such transfer, the Specified Person deliver to the Company an undertaking reasonably acceptable to the Company that such person shall be bound by the provisions of Section 4.2(a) and Section 4.2(b) (subject to the exceptions set forth in Section 4.2(c)) and Section 4.3 as if such person were a party hereto; provided that Purchaser shall have procured the agreement of the Specified Person on or about the date hereof to use the reasonable best efforts required of Purchaser under this Agreement (and subject to the limitations on such efforts set forth in this Agreement) to obtain any approval, consent or non-objection from any Governmental Entity that may be required in connection with such Transfer and to promptly furnish the information that may be required by such efforts in connection with obtaining any such approval, consent or non-objection; provided, further that if the proposed Transfer of the Specified Person Securities to the Specified Person shall reasonably be expected to delay in any material respect, impede or impair the receipt of the Requisite Regulatory Approvals (as defined in the Merger Agreement) or the Closing, then Purchaser hereby agrees that it shall not Transfer the Specified Person Securities to the Specified Person pursuant to this Section 4.2(c)(iv) or take any action in furtherance thereof;
(v) to the Company;
(vi) to the extent Purchaser determines, based on the advice of external legal counsel and following consultation with the Company, that such Transfer is necessary to avoid a Materially Burdensome Condition; or
(vii) following the expirations of the periods set forth in Section 4.2(a)(i) and Section 4.2(a)(ii), with respect to the number of shares of Voting Common Stock (or Non-Voting Common Equivalent Stock, the Warrant or any combination thereof) permitted to be Transferred thereby, to any third party who is not prohibited by the terms of Section 4.2(b).
(d) Permitted Public Markets Transfers. Section 4.2(b) shall not restrict any Transfer of shares of Common Stock (including any Non-Voting Common Equivalent Stock that, upon such Transfer, would be converted into Voting Common Stock in connection with such Transfer) in the public markets pursuant to any bona fide (i) underwritten public offering, so long as Purchaser or its affiliates, as applicable, effecting any such Transfers shall not instruct the managing underwriters of any such underwritten public offering to include as transferees any person contemplated by Section 4.2(b)(ii) from such underwritten public offering, (ii) firm commitment offering to one or more broker-dealers for resale under Rule 144A and/or Regulation S of the Securities Act, if such offering is permitted under the Securities Act, or (iii) sale under Rule 144 so long as such sale is not intended to avoid the restrictions set forth in Section 4.2(b) and complies with paragraph (f)(1)(i) of Rule 144.
(e) Definitions.
(i) “Activist Investor” means, as of any date of determination, a person that (A) is identified on the most-recently available “SharkWatch 50” list as of such date.
(ii) “Sanctions” means those applicable trade, economic and financial sanctions Laws (in each case having the force of law) administered, enacted or enforced from time to time by (A) the

U.S. (including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State), (B) the European Union (“E.U.”) or any E.U. member states, (C) the United Nations (“U.N.”), or (D) the United Kingdom (“U.K.”) (including His Majesty’s Treasury).
(iii) “Sanctioned Party” means any person that is (A) the subject or target of Sanctions, (B) operating, organized or resident in a country or region that is itself the subject or target of any Sanctions, (C) included on any list of the U.S., E.U., U.K. or U.N. (including any Governmental Entity thereof) of persons subject to Sanctions, or (D) controlled or fifty percent (50%) or more owned by, or acting on behalf of, any person contemplated by the foregoing clauses (A) or (C).
(iv) “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Section 4.3 Hedging. In furtherance and not in limitation of Section 4.2, Purchaser agrees that, from the date hereof until the earlier of (x) the one hundred and eighty (180) day anniversary of the Closing Date or (y) the termination of this Agreement pursuant to Section 5.1, it shall not (and shall cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of the Company or PACW, except for transactions involving an index-based portfolio of securities that includes capital stock of the Company or PACW (provided that the value of such capital stock in such portfolio is not more than five percent (5%) of the total value of the portfolio of securities).
Section 4.4 Gross-up Rights.
(a) During the Information Rights Period, solely to the extent permitted by Law, if the Company proposes to newly issue a number of shares of Common Stock or preferred stock convertible to or exchangeable for Common Stock (other than an Excluded Issuance), then the Company shall:
(i) give written notice to Purchaser (no less than ten (10) business days prior to the closing of such issuance or, if the Company reasonably expects such issuance to be completed in less than ten (10) business days, such shorter period (which shall not be less than five (5) business days)), setting forth in reasonable detail (A) the expected price (which may be a formula or unspecified future closing price) and other terms of the proposed sale of such Common Stock or preferred stock, as applicable, and (B) the amount of such Common Stock or preferred stock, as applicable, proposed to be issued (the “Proposed Securities”); provided that following the delivery of such notice, the Company shall deliver to Purchaser any such information Purchaser may reasonably request in order to evaluate the proposed issuance, except that the Company shall not be required to deliver any information that has not been or will not be provided or otherwise made available to the other proposed purchasers of the Proposed Securities; provided, further, that if such information is subsequently provided to the proposed purchasers of the Proposed Securities, it shall also be delivered to Purchaser substantially contemporaneously; and
(ii) offer to issue, convey and sell to Purchaser, on such terms as the Proposed Securities are issued and upon full payment by Purchaser, a portion of the Proposed Securities equal to the percentage of Common Stock beneficially owned by Purchaser (calculated on an As-Converted Basis as of immediately prior to the issuance of the Proposed Securities) (such amount of Proposed Securities, the “Participation Portion”).
(b) Purchaser will have the right (but not the obligation), exercisable by irrevocable written notice to the Company, to accept the Company’s offer and irrevocably commit Purchaser to purchase any or all of the Participation Portion on the terms specified in such notice from the Company (the “Gross-up Right”), which notice must be given within five (5) business days (or if the notice by the Company was sent in accordance with the preceding paragraph five (5) business days prior to the proposed issuance date, within three (3) business days) after receipt of such notice from the Company (the failure of Purchaser to respond within such time period shall be deemed an irremovably and unconditional waiver of Purchaser’s Gross-up

Rights with respect to such issuance of Proposed Securities). The closing of the exercise of such Gross-up Right shall take place simultaneously with the closing of the sale of the Proposed Securities giving rise to such Gross-up Right; provided, however, that the closing of any purchase of Proposed Securities by Purchaser may be extended beyond the closing of the sale of the Proposed Securities giving rise to such Gross-up Right to the extent necessary to obtain required approvals from any Governmental Entity to consummate the issuance and purchase of Proposed Securities to Purchaser pursuant to such Gross-up Right. Upon the expiration of the offering period described above, the Company will be free to sell such Proposed Securities that Purchaser has not elected to purchase during the sixty (60) days following such expiration on terms and conditions not more favorable (other than in de minimis respects) to the purchasers thereof than those offered to Purchaser in the notice delivered in accordance with Section 4.4(a); provided, however, that such sixty (60)-day period may be extended an additional forty-five (45) days if a definitive agreement for the issuance of the Proposed Securities has been entered into prior to the end of such sixty (60)-day period and the Company has not issued the Proposed Securities due to the need for the Company, its Subsidiaries or any proposed purchaser of the Proposed Securities to obtain any required approval from any Governmental Entity to consummate the sale, issuance and purchase of Proposed Securities. Any Proposed Securities offered, issued, conveyed or sold by the Company after such sixty (60)-day period (as may be extended in accordance with the foregoing sentence) must be reoffered to issue, convey or sell to Purchaser pursuant to and subject to the terms of this Section 4.4. Notwithstanding anything in this Section 4.4 to the contrary, the Company shall not be under any obligation to consummate any proposed issuance of Proposed Securities giving rise to any Gross-up Right, and there shall be no liability under this Section 4.4 on the part of the Company or any of its Subsidiaries to Purchaser, its affiliates or any other person, if the Company does not consummate a previously proposed issuance of Proposed Securities, regardless of whether Purchaser has delivered an irrevocable notice pursuant to this Section 4.4(b).
(c) The election by Purchaser not to exercise its Gross-up Right in any one instance shall not affect Purchaser’s Gross-up Right as to any subsequent proposed issuance of Proposed Securities.
(d) In the case of an issuance subject to this Section 4.4 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.
(e) In the event that the Company is not required to offer or reoffer to Purchaser any Proposed Securities because such issuance would require the Company to obtain shareholder approval in respect of the issuance of any Proposed Securities under the listing rules of the NYSE or any other securities exchange or any other Law, the Company shall, upon Purchaser’s reasonable request delivered to the Company in writing within no later than five (5) business days following its receipt of the written notice of such issuance to Purchaser pursuant to Section 4.4(a)(i), consider and discuss in good faith modifications proposed by Purchaser to the terms and conditions of such portion of the Proposed Securities that would otherwise be issued to Purchaser such that the Company would not be required to obtain shareholder approval in respect of the issuance of such Proposed Securities as so modified.
(f) The Company shall have no obligations pursuant to this Section 4.4 (including any obligation to offer to issue and sell to Purchaser any Proposed Securities) if the Board of Directors determines in good faith and based on the reasonable advice of external counsel (such counsel to be a law firm possessing recognized expertise with respect to Laws in the applicable jurisdiction(s) at issue), to the extent permitted by Law after consultation with Purchaser, that the exercise of Purchaser’s Gross-up Right (or any portion thereof) would or would reasonably be expected to (i) result in a materially adverse regulatory consequence to the Company or its Subsidiaries, (ii) violate any Laws or (iii) subject to compliance with the terms and conditions set forth in Section 4.4(e), require the Company to obtain shareholder approval in respect of the issuance of any Proposed Securities under the listing rules of the NYSE or any other securities exchange or any other Law; provided, however, that if the Company is relying on this Section 4.4(f), it must use reasonable best efforts to provide prior written notice to Purchaser at least ten (10) business days prior to the completion of the issuance of such securities, and shall discuss with Purchaser in good faith whether the offering of Proposed Securities can be structured without triggering the conditions set forth in clauses (i)-(iii) herein.

(g) Notwithstanding anything herein to the contrary, if, in connection with exercising its Gross-up Right, Purchaser requests that Purchaser be issued, in whole or in part, Non-Voting Common Equivalent Stock in lieu of the Proposed Securities that are Voting Common Stock, then the Company shall reasonably cooperate with Purchaser to modify the proposed issuance of Proposed Securities to Purchaser to the extent permitted by Law; provided that if, following such reasonable cooperation, it is not permitted by Law for the issuance of Proposed Securities that are Voting Common Stock to be modified to accommodate such request, the Company shall only be obligated to issue and sell to Purchaser such number of shares of Voting Common Stock that Purchaser has indicated it is willing to purchase (and subject to the limitations contained in this Section 4.4).
(h) Notwithstanding anything herein to the contrary, (i) if the Board of Directors reasonably determines that the Company is in need of emergency financing, the Company shall not be deemed to have breached this Section 4.4 if in connection with or promptly following (and no later than ten (10) business days after) the issuance or sale of any Proposed Securities in contravention of this Section 4.4, the Company offers to sell a portion of such Proposed Securities to Purchaser, so that, taking into account such previously-issued Proposed Securities, Purchaser shall have had the right to purchase or subscribe for Proposed Securities in a manner consistent with the allocation and other terms and upon the same economic and other terms provided for in this Section 4.4; and (ii) Purchaser shall have no right to purchase Proposed Securities pursuant to this Section 4.4 if, at the applicable time, (A) Purchaser is not an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)), or (B) Purchaser is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.
(i) Purchaser may elect to exercise its rights pursuant to this Section 4.4 directly or through on or more of its affiliates so long as such affiliate executes a joinder to this Agreement with the Company agreeing to be bound by the obligations and restrictions applicable to Purchaser hereunder.
(j) Definitions:
(i) “As-Converted Basis” means, at any time, the applicable number of shares of Common Stock issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrant may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Warrant), (D) into which the Other Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Other Warrants) and (E) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
(ii) “Excluded Issuance” means the issuance of any equity securities of the Company (including the issuance of securities convertible, redeemable, exercisable or otherwise exchangeable for equity securities of the Company) (A) as part of compensatory arrangements to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries, as approved by the Board of Directors or any committee thereof (including upon exercise of options), (B) pursuant to any employee stock option plan, management incentive plan, restricted stock plan, stock purchase plan or stock, ownership plan or similar benefit plan, program or agreement of the Company or any of its Subsidiaries for their respective employees, as approved by the Board of Directors or any committee thereof, (C) as consideration in any “business combination” (as defined in the rules and regulations promulgated by the SEC), (D) in connection with any bona fide, arm’s-length debt financing transaction approved by the Board of Directors or any committee thereof and that does not include any equity securities, (E) pursuant to the conversion, exercise or exchange of any shares of Non-Voting Common Equivalent Stock, the Warrant or the Other Warrants, (F) pursuant to any stock dividend, stock split, combination or other reclassification by the Company of any of its capital stock, or (G) in any direct listing on the NYSE or any other national securities exchange.
Section 4.5 Governance Matters.
(a) At the Closing, the Company shall, as promptly as reasonably practicable, cause one (1) person nominated by Purchaser (the “Board Representative”) to be appointed to the Board of Directors; provided that such Board Representative must be (i) reasonably acceptable to the Company and (ii) satisfy any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of the NYSE or similar authority, or any federal or state banking Laws, as determined in the Company’s reasonable discretion. Purchaser will cause the Board Representative to make himself or herself reasonably available during normal business hours for the Company’s customary onboarding requirements for its directors and consent to the Company’s customary background checks or other investigations to determine the Board Representative’s eligibility and qualification to serve as a director of the Company. No individual shall be eligible to be the Board Representative if he or she has been involved in any of the events enumerated under Item 2(d) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Order that is then in effect and prohibits service as a director of any U.S. public company or a bank holding company.
(b) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 5.0% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis and after giving effect to any Permitted Transfer pursuant to Section 4.2(c)(iv)) that Purchaser beneficially owns immediately following the Closing (the “Director Rights Period”), as adjusted from time to time for any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, the Company shall (i) include the Board Representative in the Company’s slate of director nominees and recommend to its stockholders that its stockholders vote in favor of electing the Board Representative to the Board of Directors at the Company’s annual meeting and (ii) use reasonable best efforts to have the Board Representative elected as a director of the Company, including that the Company shall solicit proxies for each such person to the same extent as it does for any other nominee of the Board of Directors to the Board of Directors.
(c) During the Director Rights Period, (i) Purchaser shall have the power to designate the Board Representative’s replacement upon the death, resignation, retirement, disqualification or removal from office of such director and (ii) the Board of Directors will use reasonable best efforts to fill the vacancy resulting therefrom with such person as promptly as practicable.
(d) Immediately following the Director Rights Period, Purchaser will have no further rights under Section 4.5(a) through 4.5(c) and, at the written request of the Board of Directors, shall use all reasonable best efforts to cause its Board Representative to resign from the Board of Directors as promptly as reasonably practicable thereafter.
(e) The Board Representative shall (i) be entitled to the same compensation, expense reimbursement, exculpation and indemnification from the Company as the other independent directors serving on the Board of Directors (and, with respect to indemnification, the Company’s obligations shall apply prior to any other indemnification to which the Board Representative may be entitled) and (ii) receive the same coverage under D&O insurance policies maintained by the Company as the other directors serving on the Board of Directors for the duration of the Director Rights Period.
(f) The Company shall notify the Board Representative of all (i) regular and special meetings of the Board of Directors and (ii) regular and special meetings of any committee of the Board of Directors of which the Board Representative is a member. The Company shall provide the Board Representative with copies of all notices, minutes, consents and other materials provided to all other members of the Board of Directors concurrently as such materials are provided to the other members.
(g) Notwithstanding anything herein to the contrary, the Board Representative shall not be entitled to participate in, or be entitled to receive the notice or materials referred to in the foregoing Section 4.5(f) with respect to, any meeting of the Board of Directors or any committee thereof (or any portion thereof) with respect to which he or she is reasonably likely to have a conflict of interest (as reasonably determined in good faith by the other members of the Board of Directors (or such committee) in their sole discretion) with respect to the subject matter of such meeting or any portion of such meeting, including any matter related to the discussion, evaluation or vote upon a matter in which Purchaser (or any of its affiliates) has a business or financial interest (other than solely by reason of its interest as a stockholder of the Company); provided, however, that the Company shall use commercially reasonable efforts to make other arrangements (including segmenting portions of meetings, redacting information or making substitute disclosure arrangements) that would enable participation in such meetings by, and disclosure of information and materials to, the Board Representative without the Board Representative learning information about the matter(s) giving rise to such conflict of interest.
Section 4.6 Legend.
(a) Purchaser agrees that all certificates or other instruments representing the Securities issued pursuant hereto will bear a legend substantially to the following effect:
(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE LAW OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.
(ii) THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF JULY 25, 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
(b) The Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Securities held by Purchaser or any of its affiliates and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities (i) upon request of Purchaser, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state Laws or (ii) when such Securities shall have been registered under the Securities Act or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of the Securities without volume and manner of sale restrictions and the Company shall use reasonable best efforts to deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities, including the delivery of an opinion of counsel that such legend is no longer required under the Securities Act and applicable state Laws. The Company shall, whether or not requested by Purchaser, cause clause (ii) of the legend to be removed upon the sale or transfer of the Securities to a person that is not (and will not, in connection with such sale or transfer) be a party hereto (or bound by the terms hereof).
Section 4.7 Bank Regulatory Matters.
(a) Notwithstanding anything to the contrary herein, (i) neither the Company nor any of its Subsidiaries shall take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock, in each case, where Purchaser is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Purchaser’s pro rata proportion) and (ii) Purchaser shall not be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” the Company or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to the Company pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to the Company, PACW or any of their respective Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, the Company, PACW or any of their respective Subsidiaries (each of clauses (A) through (D)), a “Materially Burdensome Condition”).

(b) In the event either party believes that the imposition of a Materially Burdensome Condition is reasonably likely to occur, it shall promptly notify the other party and both parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Condition.
(c) At the request of the Company, the Purchaser shall promptly provide any information in respect of the Purchaser or its affiliates (or its or their respective directors, officers, employees, partners, shareholder or members) that the Federal Reserve or any other bank regulatory agency may require or request in connection with any application or other filing required to be made by the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries or examination or investigation of the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries, and undertakes that such information shall be true, correct and complete; provided that in lieu of the foregoing, Purchaser may, in its sole discretion, provide directly to the relevant agency (and not to the Company) any information that Purchaser deems to be proprietary or confidential in nature; provided, further, that, notwithstanding anything to the contrary contained herein, other than with respect to the Board Representative, or as may be required in connection with the Voting Regulatory Approvals contemplated in Section 3.1(f), (i) Purchaser shall not be required to provide information about itself or its direct or indirect equity holders or their respective officers or directors in the form required by the Interagency Financial and Biographical Report or other similar personal information collection form and (ii) neither Purchaser nor any of its affiliates shall be required to identify or provide information concerning their respective limited partners, shareholders, non-managing members (including any of Purchaser’s or its affiliates’ portfolio companies) or investment advisers except, solely in the case of subclause (ii), as is both (A) usual and customary for similarly situated fund investors seeking to make a non-controlling investment in a bank holding company and state member bank and (B) not prohibited by Law or contractual obligation.
(d) Following the Closing, Purchaser shall not take any action that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (i) own, control or have the power to vote any class of voting securities (in each case, as those concepts are construed for purposes of the BHC Act) of the Company in excess of 24.9%; (ii) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (iii) serve as a source of financial strength to the Company pursuant to the BHC Act, in each case, as of the Closing.
Section 4.8 Reservation for Issuance. At the Closing, the Company shall reserve that number of shares of Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of Non-Voting Common Equivalent Stock (i) that shall be issuable pursuant to this Agreement and (ii) for which the Warrant may be exercised, in each case, (x) in accordance with the terms of this Agreement, the Articles Supplementary and the Warrant (as applicable) and (y) excluding any adjustments applicable thereto.
Section 4.9 Indemnity.
(a) Following the Closing, the Company shall indemnify, defend and hold harmless Purchaser and its affiliates, to the fullest extent permitted by Law, from and against any and all out-of-pocket costs, losses, liabilities, damages, payments, fees, expenses (including reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”; provided, however, that “Losses” do not include, (x) except to the extent awarded in a Third Party Claim, punitive, exemplary, consequential or special damages or (y) lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure (even if under Law such lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure would be considered reasonably foreseeable or not special damages) if such Loss directly results from (i) any inaccuracy in or breach of any of the Company’s representations or warranties in Section 2.2 or (ii) the Company’s breach of any agreements or covenants made by the Company herein (except, in the case of this clause (ii), as set forth in Section 4.9(a) of the Company Disclosure Schedule). Notwithstanding the foregoing, the Company shall have no obligation under this Section 4.9(a) (A) following the expiration of the applicable survival period set forth in Section 4.9(o) or (B) in respect of any claim, action, suit, litigation, dispute or proceeding threatened or commenced against the Company, any Company Subsidiary and/or PACW (and/or any of its Subsidiaries) and/or any of their respective directors, officers or employees (including if Purchaser or any of its affiliates or its or their respective directors, officers, employees, shareholders or controlling persons are or are threatened to be made party thereto) (x) in connection with any Stockholder Litigation or actions expressly required by, or taken with the prior written consent of Purchaser pursuant to, this Agreement or (y) that seeks to enjoin, restrain or prohibit the transactions contemplated by the Merger Agreement, this Agreement or the Other Investment Agreements.
(b) Purchaser shall indemnify, defend and hold harmless each of the Company and its Subsidiaries, to the fullest extent permitted by Law, from and against any and all Losses actually incurred by the Company or any of its Subsidiaries if such Loss directly results from (i) any inaccuracy in or breach of any of Purchaser’s representations or warranties in Section 2.3 or (ii) Purchaser’s breach of any agreements or covenants made by Purchaser herein. Notwithstanding the foregoing, Purchaser shall have no obligation under this Section 4.9(b) following the expiration of the applicable survival period set forth in Section 4.9(o).
(c) A party that may desire to seek indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim that does not result from a third party with respect to which it seeks indemnification (a “Direct Claim”) promptly (and, in any event, not later than fifteen (15) business days) after the first discovery by such Indemnified Party of any fact, event, circumstance, development or matters giving rise to such claim. Such notice (a “Claim Notice”) shall (i) describe such Direct Claim in reasonable detail (including the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Direct Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to the Direct Claim (a “Response Notice”). If the Indemnifying Party does not deliver a Response Notice within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify, compensate or reimburse the Indemnified Party for the full amount of all Losses resulting therefrom.
(d) In case any such action, suit, claim or proceeding is threatened or commenced against an Indemnified Party by any person who is not a party to this Agreement or an affiliate of any party to this Agreement, with respect to which the Indemnifying Party is or may be obligated to provide indemnification under Section 4.9(a) or 4.9(b) (as applicable) (a “Third Party Claim”), the Indemnified Party shall, as promptly as reasonably practicable, cause a Claim Notice regarding any Third Party Claim of which it has knowledge that is covered by this Section 4.9 to be delivered to the Indemnifying Party. The Claim Notice shall (i) describe such Third Party Claim in reasonable detail (including the identity of the applicable third party, the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Third Party Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have the right but not the obligation to assume control of the defense of any Third Party Claim by, no later than the thirtieth (30th) day after its receipt of such Claim Notice, notifying the Indemnified Party that, subject to the other provisions of this Section 4.9, the Indemnifying Party has elected to conduct and control the defense, negotiation or settlement of the applicable Third Party Claim and any action, suit, claim or proceeding resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense; provided that if the Indemnified Party is advised by outside counsel that an actual conflict of interest (other than one of a monetary nature) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim, then the Indemnifying Party shall pay the reasonable, out-of-pocket and documented fees, costs and expenses of counsel employed by the Indemnified Party; provided, further, that the Indemnifying Party shall only be liable for the legal fees and expenses for one law firm for all Indemnified Parties (taken together with respect to any single action or group of related actions) in connection with any Third Party Claim (plus one local counsel in each applicable jurisdiction). If the Indemnifying Party does not assume the defense of the Third Party Claim within the thirty (30)-day period referenced in this Section 4.9, (x) the Indemnified Party may defend against the Third Party Claim and (y) the Indemnifying Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense.
(e) Notwithstanding anything in this Section 4.9 to the contrary, (i) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless such Order or proposed settlement or compromise or agreement (A) involves an unconditional release of the Indemnifying Party in respect of such Third-Party Claim and (B) does not contain any admission or finding of wrongdoing on behalf of the Indemnifying Party and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless the Order or proposed settlement or compromise or agreement (A) involves only the payment of money damages against which the Indemnified Party is indemnified in full by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, (C) involves an unconditional release of the Indemnified Party in respect of such Third Party Claim and (D) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party.
(f) The failure by an Indemnified Party to timely or properly provide, pursuant to Section 4.9(c) or Section 4.9(d), any Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent, and only to the extent that, the Indemnifying Party is actually and directly prejudiced by such failure.
(g) For purposes of the indemnity contained in Section 4.9(a)(i) and Section 4.9(b)(i), all qualifications and limitations set forth in such representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import (other than Sections 2.2(f)(i)(B), 2.2(f)(iii)(A) and Section 2.2(k)(iv)), shall be disregarded in determining whether there shall have been any inaccuracy in or breach of any representations and warranties in this Agreement.
(h) Except in the case of Fraud and any inaccuracy or breach of any Company Fundamental Reps, the Company shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(a)(i), (i) with respect to any individual claim (or group of related claims) for indemnification if the amount of Losses with respect to such individual claim (or group of related claims) is less than $100,000 (any individual claim (or group of related claims) involving Losses less than such amount being referred to as a “De Minimis Claim”) and (ii) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(a)(i) exceeds an amount equal to $4,875,000 (the “Threshold Amount”), in which event the Company shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(h). Except in the case of Fraud and the inaccuracy or breach of any Purchaser Fundamental Reps, Purchaser shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(b)(i), (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(b)(i) exceeds the Threshold Amount, in which event Purchaser shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(h). Except in the case of Fraud or any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.9(a) shall in no event exceed $32,500,000 and (y) Purchaser under Section 4.9(b) shall in no event exceed $32,500,000. In the case of any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.9(a) shall in no event exceed the Investment Amount and (y) Purchaser under Section 4.9(b) shall in no event exceed the Investment Amount.
(i) Any claim for indemnification pursuant to Section 4.9 can only be brought on or prior to the twelve (12) month anniversary of the Closing Date; provided, that (i) a claim for indemnification pursuant to Section 4.9(a)(i) in respect of an inaccuracy of any of the representations of the Company set forth in Section 2.2(a)(i), Section 2.2(b)(i), Section 2.2(b)(ii), Section 2.2(c)(i), Section 2.2(c)(ii)(A), Section 2.2(c)(iii) and Section 2.2(g) (each, a “Company Fundamental Rep”) or pursuant to

Section 4.9(b)(i) in respect of any of the representations of Purchaser set forth in Section 2.3(a)(i), Section 2.3(b)(ii) and Section 2.3(l) (each, a “Purchaser Fundamental Rep”), in each case, can be brought on or prior to the third (3rd) anniversary of the Closing Date and (ii) if notice of a claim for indemnification pursuant to Section 4.9(a) or Section 4.9(b) is duly provided prior to the end of the applicable foregoing survival period with respect thereto, then the obligation to indemnify, defend and hold harmless in respect of such inaccuracy or breach shall survive as to such claim until such claim has been finally resolved.
(j) The indemnity provided for in this Section 4.9 shall be the sole and exclusive monetary remedy of Indemnified Parties after the Closing for any inaccuracy in or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing; provided that nothing herein shall limit in any way any party’s rights or remedies with respect to Fraud.
(k) Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy hereunder, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.
(l) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event, set of facts, circumstance or occurrence that would reasonably be expected to give rise to any Loss that would reasonably be expected to give rise to an indemnity obligation pursuant to this Section 4.9. In the event that an Indemnified Party shall fail to use commercially reasonable efforts to mitigate any such Loss, then notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that would reasonably be expected to have been avoided if all Indemnified Parties had made such efforts.
(m) If an Indemnified Party has or may have a right to recover any Loss against or from any third party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery against and from such third party and if the Indemnified Party recovers any such amount from such third party after the Indemnifying Party makes any payment pursuant to this Section 4.9 in respect of such Loss, then the Indemnified Party shall promptly remit to the Indemnifying Party the lesser of the amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such Loss and the amount the Indemnified Party received from such third party in respect of such Loss (net of all reasonable costs of collection).
(n) Any indemnification payments pursuant to this Section 4.9 shall be treated as an adjustment to the Investment Amount for the Securities for U.S. federal income and applicable state and local Tax purposes, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).
(o) Each of the representations and warranties set forth herein shall survive the Closing under this Agreement for a period of twelve (12) months following the Closing Date and, thereafter, except in the case of Fraud, shall expire and have no force and effect, including in respect of this Section 4.9; provided, however, that the Company Fundamental Reps and the Purchaser Fundamental Reps shall survive the Closing under this agreement for a period of thirty-six (36) months following the Closing Date, in each case subject to Section 4.9(j)(ii). Except as otherwise provided herein, all covenants and agreements contained herein, other than those which by their terms are to be performed in whole or in part after the Closing Date (which shall survive in accordance with their terms), shall survive the closing under this Agreement for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of such covenant if notice of such breach was provided prior to the end of such period).
Section 4.10 Exchange Listing. The Company shall use reasonable best efforts to cause the shares of Voting Common Stock (i) issued hereunder and (ii) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (A) that shall be issuable pursuant hereto and (B) for which the Warrant may be exercised, in each case, to be approved for listing on the NYSE, subject to official notice of issuance and upon the Requisite Stockholder Vote, as promptly as practicable, and in any event before the Closing.
Section 4.11 Articles Supplementary. In connection with the Closing, the Company shall file the Articles Supplementary with the Maryland Department of State.

Section 4.12 State Securities Laws. The Company shall use commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to Laws prior to the offer and sale by Purchaser of Common Stock and/or the Non-Voting Common Equivalent Stock.
Section 4.13 Use of Proceeds. The Company shall only use the net proceeds from the sale of the Securities hereunder for general corporate purposes, which may include working capital, providing capital to support the organic growth of the Company or any Company Subsidiary or funding the opportunistic acquisition of similar or complementary financial service organizations and may use a portion of such net proceeds to repay outstanding indebtedness of the Company or any of its Subsidiaries.
Section 4.14 Company Opportunities.
(a) Purchaser and any related investment funds, the Board Representative, and any of their respective affiliates, have the right to, and shall have no duty (contractual or otherwise) not to (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its affiliates or (iii) make investments in any kind of property in which the Company may make investments.
(b) In the event that Purchaser or any related investment funds, the Board Representative or any of their respective affiliates, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its Subsidiaries, none of Purchaser or any related investment funds, the Board Representative or any of their respective affiliates, shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or to refrain from pursuing or acquiring such corporate opportunity for its own benefit.
(c) None of Purchaser, any related investment fund, the Board Representative or any of their respective affiliates shall be liable to the Company or any of its Subsidiaries or stockholders of the Company for breach of any duty (contractual or otherwise) by reason of the fact that Purchaser or any related investment fund thereof, the Board Representative or any of their respective affiliates pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.
(d) Notwithstanding Section 4.14(a)-(c), if the Board Representative is presented with any potential transaction or corporate opportunity solely and expressly in his or her capacity as a member of the Board of Directors and that is specifically identified as a potential transaction or corporate opportunity for the Company or its Subsidiaries (a “Company Opportunity”), then the Board Representative shall be required to first present such Company Opportunity to the Company prior to the Board Representative’s pursuit of, or investment in, such Company Opportunity.
Section 4.15 No Recourse. This Agreement may only be enforced against, and any actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, may be made only against the entities that are expressly identified as the party or parties to such agreement(s). No person who is not a party hereto, including any past, present or future direct or indirect equityholder, director, officer, employee, incorporator, member, manager, partner, affiliate, agent, attorney, financing source, assignee or representative of any party hereto or its affiliates or of PACW or its affiliates or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, partner, member, manager, affiliate, agent, assignee or representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any other party hereto (or its affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the transactions contemplated hereby, or for any claim based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this

Agreement or the transactions contemplated hereby, and each party hereto irrevocably and unconditionally waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Notwithstanding the foregoing, nothing in this Section 4.15 shall (or is meant to) limit in any manner the rights and obligations of the Sponsors under the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement or PACW NDA, in each case to the extent expressly provided therein.
Section 4.16 Tax Matters.
(a) The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock pursuant to this Agreement, other securities issued on account of Non-Voting Common Equivalent Stock pursuant to the Articles Supplementary, the Warrants, or any shares of Non-Voting Common Equivalent Stock issuable upon exercise of a Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any conversion of Non-Voting Common Equivalent Stock or any exercise of a Warrant to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock or a Warrant, as applicable, requests Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, to be registered in a name other than such registered holder’s name and no such Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and Purchaser shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 4.16.
(b) The Company and Purchaser agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Code and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Company nor Purchaser shall treat the Non-Voting Common Equivalent Stock as such for U.S. federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.
Section 4.17 Commitment Compensation and Transaction Expenses.
(a) In the event that (i) the Merger Agreement is terminated following the date hereof pursuant to its terms and the Company actually receives all or any portion of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.2 of the Merger Agreement and (ii) this Agreement has not been terminated by the Company pursuant to Section 5.1(b)(iv), the parties agree that the Company will pay to Purchaser or its designee 16.3% of the amount of such Termination Fee net of the Company’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with this Agreement, the Other Investment Agreements, the Merger Agreement, the transactions contemplated hereby or thereby or the recovery of any such Termination Fee within ten (10) days of the Company’s receipt of the Termination Fee from the Company.
(b) In the event that the Closing occurs, the Company shall reimburse Purchaser for Purchaser’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the Company Share Issuance and the other transactions contemplated by this Agreement; provided that the Company’s obligations for expense reimbursement pursuant to this Section 4.17(b) shall be limited to a cap of $3,250,000.

ARTICLE V

TERMINATION
Section 5.1 Termination.
(a) This Agreement shall automatically terminate upon the valid termination of the Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 8.1 therein.
(b) This Agreement may be terminated prior to the Closing:
(i) by mutual written agreement of the Company and Purchaser;
(ii) by the Company or Purchaser, upon written notice to the other party, in the event that the Closing does not occur on or before April 25, 2024; provided, however, that if (x) the conditions to the closing of the Merger set forth in Section 7.1(c) of the Merger Agreement or Section 7.1(e) of the Merger Agreement (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived (in accordance with this Agreement) on or prior to such date but all other conditions to PACW’s or the Company’s (as applicable) obligation to consummate the closing of the Merger set forth in Article VII of the Merger Agreement have been satisfied or waived (in accordance with this Agreement) (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)) and (y) the condition to the Closing set forth in Section 1.2(b)(i)(5) has not been satisfied or waived on or prior to such date as a result of the failure of the conditions to the closing of the Merger set forth in the preceding clause (x) to be satisfied as of such date but all other conditions to Purchaser’s or the Company’s (as applicable) obligation to consummate the Closing set forth in Section 1.2(b) have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to July 25, 2024, and such date, as so extended, shall be the “Termination Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(iii) by either the Company or Purchaser if any Governmental Entity, from whom, to consummate the Closing, any regulatory permit, authorization, consent, Order or approval (A) is necessary or (B) failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (clauses (A) and (B), “Requisite Regulatory Approvals”), has denied approval of the Company Share Issuance and such denial has become final and nonappealable or any Governmental Entity shall have issued a final and nonappealable Order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Company Share Issuance or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall have been caused by the failure of the party seeking to terminate this Agreement to perform the obligations, covenants and agreements of such party set forth herein;
(iv) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to Purchaser’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth herein on the part of Purchaser, which breach, either individually or in the aggregate with all other breaches by Purchaser, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(iii), and which is not cured within forty-five (45) days following written notice to Purchaser, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or
(v) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to the Company’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements contained herein or any of the representations or warranties set forth herein on the part of the Company, which breach, either individually or in the aggregate with all such other breaches by the

Company, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(ii), and which is not cured within forty-five (45) days following written notice to the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date).
(c) Following the Closing, Section 3.1(e), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.6, Section 4.8 and Section 4.14 shall automatically terminate on the date that Purchaser (together with its affiliates) ceases to own any shares of capital stock of the Company or the Warrants.
Section 5.2 Effects of Termination.
(a) In the event of any termination of this Agreement as provided in Section 5.1, this Agreement (other than Section 3.3(a), Section 3.4, this Section 5.2(a) and Article VI, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect, and none of the Company, Purchaser, any of their respective affiliates or any of the officers, directors, members or partners of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided that, subject to Section 5.2(b), nothing herein shall relieve any party hereto from any liability for Fraud or willful and intentional breach of any covenant or agreement expressly set forth herein. “Fraud” means an intentional misrepresentation with respect to a representation or warranty set forth in Section 2.2 or Section 2.3, which such intentional misrepresentation was (i) inaccurate on the date hereof, and (ii) made with (A) the specific intent of deceiving and inducing the other party to enter into this Agreement and upon which the other party actually relied to its detriment, and (B) actual knowledge (without any duty of investigation or inquiry) of the inaccuracy of such intentional misrepresentation; provided that “Fraud” shall not include any claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive knowledge, recklessness, negligent misrepresentation or a similar theory.
(b) Notwithstanding anything to the contrary in this Agreement, if, prior to the Closing, Purchaser breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (x) an order of specific performance to the extent granted in accordance with Section 6.11 or any other non-monetary equitable relief, or (y) specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, or any Non-Party Affiliate of Purchaser, for any breach, loss or damage or failure to perform under this Agreement, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, or any document or instrument delivered in connection herewith or therewith, or in respect of the transactions contemplated hereby thereby (including Fraud or any willful and intentional breach), which recourse shall be sought solely against Purchaser hereunder and subject to the limitations set forth herein and not against any Non-Party Affiliate of Purchaser (other than any Guarantor (as defined in the Limited Guarantee) under the Limited Guarantee or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein), shall be for the Company to seek to recover monetary damages from Purchaser (or any Guarantor under the Limited Guarantee or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations therein) for willful and intentional breach of this Agreement or Fraud; provided, that (A) in no event (even in the case of Fraud or willful and intentional breach) shall Purchaser (and any Non-Party Affiliates of Purchaser (other than Warburg Pincus LLC under the Confidentiality Agreement, to the extent expressly provided therein and subject to the limitations set forth therein)) be subject to monetary damages hereunder or under the Limited Guarantee in excess of an amount, in the aggregate, equal to twenty five percent (25%) of the Investment Amount in the aggregate and (B) no Non-Party Affiliate of Purchaser shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or any theory of law or equity, whether in equity or at law, in contract, in tort or otherwise (other than the Guarantors under the Limited Guarantee and Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein). For the avoidance of doubt, the Company will be entitled to seek specific performance of this Agreement pursuant to Section 6.11 and specific performance of the Equity

Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein; provided, that, notwithstanding anything to the contrary set forth in this Agreement, while the Company may simultaneously seek (I) specific performance (x) in accordance with Section 6.11, (y) of the Confidentiality Agreement (to the extent expressly provided therein and subject to the limitations set forth therein) or (z) of the Equity Commitment Letter (to the extent expressly provided therein and subject to the limitations set forth therein) and (II) an award of monetary damages, the Company shall not be entitled to both specific performance and also an award of (and to receive) the payment of monetary damages hereunder or under the Limited Guarantee (but without limiting the Company’s rights under the Confidentiality Agreement). No Non-Party Affiliate of Purchaser (other than, solely with respect to liability to the Company, (x) the Guarantors solely to the extent expressly set forth in the Limited Guarantee and subject to the limitations set forth therein and (y) Warburg Pincus LLC solely to the extent expressly set forth in the Confidentiality Agreement and subject to the limitations set forth therein) will have any liability to any person, including the Company or any stockholder of the Company, or PACW or any stockholder of PACW, relating to or arising out of this Agreement, the Merger Agreement or any other document or instrument, under any theory of law or equity, in respect of any oral representations made or alleged to be made in connection herewith or therewith or otherwise, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise. The parties hereto acknowledge that the agreements contained in this Section 5.2(b) are an integral part of the transactions contemplated by this Agreement that, without these agreements the parties hereto would not enter into this Agreement. For purposes of this Agreement, “willful and intentional” breach means a material breach of a covenant or agreement set forth herein that is the consequence of an action or omission by the breaching party with actual knowledge that such action or omission is a material breach of such covenant or agreement.
ARTICLE VI

MISCELLANEOUS
Section 6.1 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties at any time before or after the receipt of the Requisite Stockholder Vote; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any amendment of this Agreement that requires such further approval by the stockholders of the Company under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the parties.
Section 6.2 Extension; Waiver. Each party may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval by the stockholders of the Company under Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 6.3 Expenses. Except as otherwise expressly set forth herein, including in Section 4.17, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense.
Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or

(c) the earlier of confirmation of receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to the Company, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
	Attention:	Chief Executive Officer
With a copy to: General Counsel
	Email:	[REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
	Attention:	Sven Mickisch; Matthew Nemeroff
	Email:	Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to Purchaser, to:

c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
	Attention:	General Counsel
	Email:	[REDACTED]@warburgpincus.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W 52nd Street
New York, NY 10019

	Attention:	Mark F. Veblen
Mark A. Stagliano
	Email:	MFVeblen@wlrk.com
MAStagliano@wlrk.com
Section 6.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision hereof. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its affiliates and neither the Company nor any of its Subsidiaries shall be required to take any action that is prohibited by Law or any Governmental Entity. As used herein, the “knowledge” of Purchaser means the actual knowledge of any of the officers of Purchaser, and the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 6.5 of the Company Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (ii) filed by a party with the SEC since January 1, 2023 and publicly available on EDGAR at least one (1) business day prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the purchase and sale of Securities contemplated by Section 1.1, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to any Pandemic, including compliance with Pandemic Measures, (h) “U.S.” means the United States of America, and (i) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” herein are to U.S. dollars.
Section 6.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
Section 6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement and PACW NDA, constitute the entire agreement among the parties and supersede all prior agreements and understandings, written, oral or otherwise, among the parties with respect to the subject matter hereof.
Section 6.8 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each party agrees that it will bring any action, suit, litigation, dispute or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (A) to laying venue in any such action, suit, litigation, dispute or proceeding in the Chosen Courts and (B) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action, suit, litigation, dispute or proceeding will be effective if notice is given in accordance with Section 6.4.
Section 6.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.
Section 6.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of Purchaser, in the case of the Company, or the Company, in the case of Purchaser; provided, that, following the Closing, Purchaser may, subject to (and conditioned upon) the delivery by the Specified Person of a joinder reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement, assign its right to enforce, with respect to the Proposed Securities, any remedies expressly set forth herein and subject to the limitations set forth herein with respect to breaches of representations, warranties or covenants by the Company under this Agreement in respect of the Specified Person Securities to the Specified Person, so long as (a) the Specified Person delivers to the Company an undertaking reasonably acceptable to the Company that such person shall be bound by the provisions of Section 4.2(a) and Section 4.2(b) (subject to the exceptions set forth in Section 4.2(c)) and Section 4.3 from and after the Closing as if such person were a party hereto, (b) such assignment would not impose any delay in the obtaining of, or increase the risk of not obtaining, any approval, authorization, consent or waiver from any Governmental Entity which is required to consummate the transactions contemplated by this Agreement pursuant to the terms hereof or otherwise impair, delay or prevent the consummation of the transactions contemplated hereby and (c) for the avoidance of doubt, no such assignment shall relieve Purchaser of its obligations hereunder at or prior to the Closing. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns, other than as expressly set forth herein (including Section 4.14 and Section 4.15). Except as set forth in the foregoing sentence or otherwise expressly set forth herein (including Section 4.15), this Agreement (including the documents and instruments referred to herein) is not otherwise intended to, and does not, confer upon any person other than the parties, any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties herein are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties herein may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties herein as characterizations of actual facts, events, developments or circumstances as of the date hereof or as of any other date.
Section 6.11 Specific Performance. The parties agree that irreparable damage would occur if any provision hereof were not performed in accordance with its specific terms or otherwise breached. Accordingly, subject to the second sentence of Section 5.2(b), the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Company Share Issuance), in addition to any other remedy to which they are entitled at Law or in equity. Each party further waives any (a) defense in any action, suit, litigation, dispute or proceeding for specific performance that a remedy at Law would be adequate and (b) requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision hereof is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 6.13 Confidential Supervisory Information. Notwithstanding any other provision herein, no disclosure, representation or warranty shall be made (or other action taken) pursuant hereto that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to the extent prohibited by Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 6.13 apply in order that those limitations do not have the effect of misleading any party hereto.
Section 6.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature hereto or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party forever waives any such defense.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first herein above written.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Chairman, President and Chief Executive Officer
[Signature Page to Investment Agreement]

WP CLIPPER GG 14 L.P.

By: Warburg Pincus (Cayman) Global
Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP CLIPPER FS II L.P.

By: Warburg Pincus (Cayman) Financial
Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial
Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

[Signature Page to Investment Agreement]

Exhibit A

Form of Articles Supplementary of the Non-Voting Common Equivalent Stock

[See attached.]

Exhibit B

Form of Warrant

[See attached.]

Exhibit C

Equity Commitment Letter

[See attached.]

Exhibit D

Limited Guarantee

[See attached.]

Exhibit E

Form of Registration Rights Agreement

[See attached.]

Annex C
INVESTMENT AGREEMENT

by and between

BANC OF CALIFORNIA, INC.,

and

CB LAKER BUYER L.P.

Dated as of July 25, 2023

C-i

LIST OF EXHIBITS
C-ii

INDEX OF DEFINED TERMS
affiliate	C-39
Agreement	C-1
Articles Supplementary	C-3
As-Converted Basis	C-28
BHC Act	C-7
Board of Directors	C-8
business day	C-38
Chosen Courts	C-39
CIBC Act	C-20
Claim Notice	C-30
Closing	C-2
Closing Date	C-2
Code	C-13
Common Stock	C-2
Company	C-1
Company Articles	C-3
Company Bank	C-2
Company Benefit Plans	C-13
Company Bylaws	C-9
Company Disclosure Schedule	C-6
Company Equity Awards	C-7
Company Fundamental Rep	C-32
Company Options	C-7
Company Preferred Stock	C-7
Company PSU Award	C-7
Company Regulatory Agreement	C-16
Company Reports	C-10
Company RSU Awards	C-7
Company Share Issuance	C-2
Company Stock Plans	C-8
Company Stockholders Meeting	C-9
Company Subsidiary	C-7
Confidential Information	C-24
Confidentiality Agreement	C-24
Data Breach	C-15
De Minimis Claim	C-32
Direct Claim	C-30
Enforceability Exceptions	C-9
Equity Commitment Letter	C-1
Equity Financing	C-21
ERISA	C-13
Exchange Act	C-9
FDIC	C-6, C-7
Federal Reserve	C-10
Fraud	C-36
GAAP	C-5
Governmental Entity	C-2
Indemnified Party	C-30
Indemnifying Party	C-30
Information Rights Period	C-23
Institutional Accredited Investor	C-17
Investment Amount	C-5
Law	C-2
Liens	C-8
C-iii

Limited Guarantee	C-1
Losses	C-30
made available	C-39
Material Adverse Effect	C-32
Materially Burdensome Condition	C-29
Merger	C-1
Merger Agreement	C-1
Merger Sub	C-1
Mergers	C-1
Non-Party Affiliates	C-34
Non-Voting Common Equivalent Stock	C-3
Non-Voting Common Stock	C-2
NYSE	C-3
Order	C-2
ordinary course	C-39
ordinary course of business	C-39
Other Investment Agreement	C-8
Other Warrants	C-8
PACW	C-1
PACW NDA Joinder	C-24
Pandemic	C-6
Pandemic Measures	C-6
party	C-39
Per Share Issue Price	C-5
Permitted Transfer	C-27
Permitted Transferee	C-27
person	C-38
Personal Data	C-15
Placement Agent	C-12
Pre-Closing Period	C-25
Purchaser	C-27
Purchaser Fundamental Rep	C-32
Registration Rights Agreement	C-1
Representatives	C-24
Requisite Regulatory Approvals	C-35
Requisite Stockholder Vote	C-9
Response Notice	C-31
Second Step Merger	C-1
Securities	C-1
Securities Act	C-10
Sponsors	C-1
SRO	C-10
Subsidiary	C-6
Tax	C-13
Tax Return	C-13
Taxes	C-13
Termination Date	C-35
Third Party Claim	C-31
Threshold Amount	C-32
Total Shares Issued	C-4
Transfer	C-28
U.S.	C-39
Voting Common Stock	C-1
Warrant	C-1
C-iv

INVESTMENT AGREEMENT, dated as of July 25, 2023 (this “Agreement”), by and between BANC OF CALIFORNIA, INC., a Maryland corporation (the “Company”), and CB LAKER BUYER L.P., a Delaware limited partnership (“Purchaser”).
RECITALS:
A. The Merger Agreement. Concurrently with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), the Company and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, the Company will consummate a strategic business combination transaction whereby (a) Merger Sub will merge with and into PACW (the “Merger”), so that PACW is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, the Company shall cause PACW to be merged with and into the Company (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that the Company is the surviving corporation in the Second Step Merger.
B. The Investment. In connection with the Mergers, the Company desires to sell and issue to Purchaser, and Purchaser desires to purchase from the Company, as an investment in the Company, shares of voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”).
C. The Warrant. In connection with the purchase, sale and issuance of the Voting Common Stock at the Closing (as defined below), the Company will issue to Purchaser a warrant (the “Warrant”) to purchase shares of Voting Common Stock in accordance with the terms of the Warrant, in substantially the form attached hereto as Exhibit A.
D. Equity Commitment. As a condition and inducement to the willingness of the Company to enter into this Agreement, Centerbridge Special Credit Partners IV Master, L.P. and Martello Re Limited (collectively, the “Sponsors”) have duly executed and delivered to Purchaser an equity commitment letter, a copy of which is attached hereto as Exhibit B (such equity commitment letter, including all amendments, exhibits, attachments, appendices and schedules thereto, the “Equity Commitment Letter”), to provide Purchaser the amount of cash equity financing set forth therein, subject to the terms and conditions thereof.
E. Limited Guarantee. As a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors have provided a limited guarantee in favor of the Company, a copy of which is attached hereto as Exhibit C, pursuant to which the Sponsors have agreed to guarantee certain payment obligations of Purchaser hereunder, subject to the terms and conditions thereof (the “Limited Guarantee”).
F. The Securities. The term “Securities” refers collectively to the (a) (i) shares of Voting Common Stock and (ii) Warrant, in each case, issuable pursuant hereto, and (b) shares of Voting Common Stock to be issued upon the exercise of the Warrant. When purchased, the shares of Voting Common Stock purchased hereunder will be evidenced by book-entry notation.
G. Registration Rights Agreement. At the Closing, the Company and Purchaser will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”).
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I

PURCHASE; CLOSING
Section 1.1 Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Purchaser shall purchase from the Company, and the Company shall sell and issue to Purchaser, the number of duly authorized, validly issued, fully-paid and non-assessable shares of Voting Common Stock, free and clear of all Liens (as defined below) (other than transfer restrictions imposed under this Agreement or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(A), and (b) the Company shall issue to Purchaser a duly authorized, validly issued and non-assessable Warrant to purchase a certain number of shares of Voting Common

Stock determined in accordance with the terms hereof and of the Warrant, free and clear of all Liens (other than the transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws) (clauses (a)-(b), collectively, the “Company Share Issuance”). As used herein, “Common Stock” shall mean shares of Voting Common Stock and/or Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock”), as applicable.
Section 1.2 Closing.
(a) Time and Date of Closing. Subject to the satisfaction or, to the extent permitted by Law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted by Law, written waiver of those conditions by the party entitled to grant such waiver), the closing of the Company Share Issuance (the “Closing”) shall take place substantially concurrently with the consummation of the Merger, remotely by the electronic exchange of counterpart signature pages to the documents and agreements contemplated hereby to be executed and delivered at the Closing or such other date and/or location as agreed in writing by the parties. The date on which the Closing occurs is referred to as the “Closing Date.” The Company shall (i) use reasonable best efforts to provide Purchaser with at least five (5) business days prior written notice of the expected closing date of the Merger and (ii) provide Purchaser with notice of the Condition Satisfaction Date (as defined in the Merger Agreement) no later than 1:00 p.m. Eastern Time on the date on which it occurs; provided, that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the “Condition Satisfaction Date” shall be deemed to be the business day following such day.
(b) Closing Conditions.
(i) The obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser and the Company prior to the Closing of the following conditions:
(1) no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) or other legal restraint or prohibition preventing the consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or prohibiting, restraining or enjoining Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof shall be in effect (and none of Purchaser, the Company or Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of the Company (“Company Bank”) shall have received any formal written communication from any Governmental Entity asserting any of the foregoing that shall not have been withdrawn). No applicable law, statute, code, ordinance, rule, regulation, requirement, policy or guideline of any Governmental Entity or stock exchange or Order (each, a “Law”) shall have been enacted, entered, promulgated or enforced (which remains in effect) by any court, administrative agency or commission or other governmental authority or instrumentality or SRO of competent jurisdiction (each, a “Governmental Entity”) that prohibits or makes illegal consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or that prohibits, restrains or enjoins Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof;
(2) Purchaser shall have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the Closing will not result in Purchaser being deemed to have, or have acquired, “control” of the Company or any of its Subsidiaries (including the Company Bank) for purposes of the BHC Act or CIBC Act and the applicable implementing regulations thereunder, either (A) individually or (B) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by this Agreement contemplated to occur at the Closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225);

(3) the Company shall have filed the requisite Supplemental Listing Application in respect of the Voting Common Stock (A) issued hereunder and (B) to be issued upon the exercise of the Warrant, in each case, in accordance with rules of the New York Stock Exchange (the “NYSE”), and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance;
(4) all of the conditions to the Closing of the Merger set forth in the Merger Agreement shall have been satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement), other than those conditions that by their nature can only be satisfied or waived at the closing of the Merger (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement)), and the Merger shall have been consummated, or will be consummated substantially concurrently with the Closing, in accordance with the terms and conditions of the Merger Agreement;
(5) the Company shall have delivered to Purchaser the items described in Section 1.2(c)(i); and
(6) (x) the purchase and sale of shares of Voting Common Stock and the non-voting common equivalent stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”) (with proceeds to the Company in an amount, which together with the Investment Amount, is greater than or equal to $400,000,000) shall have been consummated, or will be consummated substantially concurrently with the Closing, in all material respects in accordance with the terms and conditions of such Other Investment Agreement(s) and (y) the Non-Voting Common Equivalent Stock issued pursuant to such Other Investment Agreement(s) referred to in the preceding clause (x) has been issued upon the terms set forth in the Articles Supplementary of the Non-Voting Common Equivalent Stock, in the form attached hereto as Exhibit E (the “Articles Supplementary”), which shall be made a part of the Company’s Second Articles of Restatement (the “Company Articles”), by the filing of the Articles Supplementary with the Maryland Department of Assessments and Taxation, Business Services Division.
(ii) The obligation of Purchaser to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser prior to the Closing of each of the following additional conditions:
(1) the representations and warranties of the Company contained in (A) Section 2.2(b)(i), Section 2.2(c)(iii), Section 2.2(g), Section 2.2(h)(i) and Section 2.2(r) shall be true and correct (other than, in the case of Section 2.2(b)(i), such failures to be true and correct as are de minimis) in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); (B) Section 2.2(a)(i)-(iii), Section 2.2(b)(ii) and Section 2.2(c)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties) shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); and (C) all other representations and warranties of the Company set forth in Section 2.2 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that, for purposes of this subclause (C), such representations and warranties shall be deemed to be true and correct unless the failure(s) of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect;
(2) the Company shall have performed and complied with, in all material respects, all obligations, covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder;

(3) since the date hereof, no Material Adverse Effect shall have occurred and no circumstance, event, change, occurrence, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(4) Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying to the effect that the conditions set forth in Section 1.2(b)(ii)(1), Section 1.2(b)(ii)(2) and Section 1.2(b)(ii)(3) have been satisfied; and
(5) Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company, dated as of the Closing Date, certifying that (i) attached thereto are true and complete copies of the resolutions adopted by (x) the Board of Directors and (y) the board of directors of Company Bank, in each case, relating to this Agreement and/or the Merger Agreement (as applicable) and the transactions contemplated by hereby and/or thereby (as applicable), and that such resolutions are in full force and effect and are the resolutions adopted in connection herewith or therewith (as applicable), and (ii) (A) attached thereto are true and complete copies of the Company Articles and Company Bylaws and comparable governing or organizational documents of Company Bank and (B) such governing or organizational documents are in full force and effect as of the Closing Date.
(iii) The obligation of the Company to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company prior to the Closing of the following additional conditions:
(1) the representations and warranties of Purchaser contained herein (without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties) shall be true and correct as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties, would not prevent or materially impair or delay the ability of Purchaser to consummate the Closing;
(2) Purchaser shall have performed and complied with, in all material respects, all covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder; and
(3) the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an authorized signatory of Purchaser certifying to the effect that the conditions set forth in Section 1.2(b)(iii)(1) and Section 1.2(b)(iii)(2) have been satisfied.
(c) Closing Deliveries.
(i) At the Closing, the Company will deliver to Purchaser:
(1) evidence in a form reasonably acceptable to Purchaser of book-entry notation in the name of Purchaser of an aggregate amount of shares of Voting Common Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement or applicable securities Laws), equal to (x) the Investment Amount (as defined below), divided by (y) the Per Share Issue Price (as defined below), rounded down to the nearest whole share (such number of shares, the “Total Shares Issued”);
(2) the Warrant to purchase a number of duly authorized, validly issued and non-assessable shares of Voting Common Stock in an amount equal to (x) the Total Shares Issued, multiplied by (y) 50% (as such number may be adjusted in accordance with the terms of the Warrant), duly executed by the Company, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws);
(3) each of the certificates referenced in Sections 1.2(b)(ii)(4) and 1.2(b)(ii)(5);

(4) a counterpart signature page, duly executed by the Company, to the Registration Rights Agreement; and
(5) customary written legal opinions of outside counsel to the Company as to (x) the due authorization, valid issuance and non-assessability of the Securities and (y) the exemption from registration of the Securities, in each case, in connection with the Company Share Issuance.
(ii) If, prior to the Closing, the outstanding shares of Voting Common Stock shall have been changed into a different number or kind of shares or securities, in any such case as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, or there shall be any extraordinary dividend or distribution denominated in shares of Voting Common Stock, an appropriate and proportionate adjustment shall be made to the (A) number of shares of Voting Common Stock to be delivered pursuant to Section 1.2(c)(i)(1)(A) and (B) Warrant to be delivered pursuant to Section 1.2(c)(i)(2), in each case, to give Purchaser the same economic effect as contemplated by this Agreement prior to such event.
(iii) At the Closing, Purchaser will deliver to the Company:
(1) for the Total Shares Issued, by wire transfer of immediately available funds to an account designated by the Company in writing at least five (5) business days prior to the Closing Date, a per share purchase price of $12.30 (the “Per Share Issue Price”) and an aggregate purchase price of $75,000,000 (the “Investment Amount”);
(2) the certificate referenced in Section 1.2(b)(iii)(3); and
(3) a counterpart signature page, duly executed by Purchaser, to the Registration Rights Agreement.
ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1 Material Adverse Effect.
(a) As used herein, the term “Material Adverse Effect” means (w) any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact or effects of any (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including any Pandemic Measures) of general applicability to companies in the industries in which the Company and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Company or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, the Merger Agreement or any Other Investment Agreement, public disclosure or consummation of the transactions contemplated hereby or thereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)) or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser in contemplation of the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement (other than actions taken or not taken by the Company during the Pre-Closing Period in connection with obtaining the approvals of any Governmental Entities in connection with the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement ), (F) decline in the trading price of the Company’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso), (G) any stockholder litigation arising out of, related to, or in connection with this Agreement, the Merger Agreement or any Other Investment Agreement, the Mergers or the Company Share Issuance that is brought or threatened against the Company or the Board of Directors from and following the date of this Agreement and prior to the Closing (“Stockholder Litigation”) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)), or (H) expenses incurred by the Company in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement; except, with respect to the foregoing subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate) or (ii) the ability of the Company to timely consummate the Closing, (x) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) or (2) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank, a California-chartered non-member bank and, prior to the Mergers, a wholly-owned Subsidiary of PACW, (y) with respect to the Company, (1) the Company’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount (as defined below) or (2) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Company Bank or (z) (1) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW shall be less than the amount set forth in Section 2.1(a)(1) of the Company Disclosure Schedule or (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of the Company shall be less than the amount set forth in Section 2.1(a)(2) of the Company Disclosure Schedule.
(b) As used herein:
(i) “Pandemic” means any outbreaks, epidemics or pandemics, or any variants, evolutions or mutations thereof, and the governmental and other responses thereto;
(ii) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws or policies or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and
(iii) “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.
Section 2.2 Representations and Warranties of the Company. Except as disclosed in (i) the disclosure schedule delivered by the Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided that (A) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (B) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect, and (C) any disclosures made with respect to a section of this Section 2.2 shall be deemed to qualify any other section of this Section 2.2 (1) specifically referenced or cross-referenced or (2) if it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section or (ii) any Company Reports publicly filed by the Company after January 1, 2023 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Purchaser as follows:
(a) Corporate Organization.
(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (“BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the Company Articles and the Company Bylaws (as defined below) as in effect as of the date of this Agreement have been made available to Purchaser.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Subsidiary of the Company (a “Company Subsidiary”) (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 2.2(a)(ii) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date hereof.
(iii) The deposit accounts of Company Bank, are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(iv) As of the date hereof, other than as set forth in Section 2.2(a)(iv) of the Company Disclosure Schedule, the Company does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary of the Company.
(b) Capitalization.
(i) The authorized capital stock of the Company consists of 450,000,000 shares of Voting Common Stock, including 3,136,156 shares of Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “Company Preferred Stock”). As of July 24, 2023, there were 57,431,871 shares of Common Stock issued and outstanding and (in addition to the foregoing) (A) 8,383,337 shares of Common Stock held in treasury, (B) 543,620 shares of Common Stock reserved for issuance upon the settlement of outstanding time-based restricted stock unit awards (“Company RSU Awards” and, together with the performance-based restricted share unit award in respect of shares of Common Stock granted under the Company Stock Plans that is outstanding immediately prior to the effectiveness of the Merger (a “Company PSU Award”) and the Company Options, the “Company Equity Awards”), (C) 806,590 shares of Common Stock reserved for issuance upon the settlement of outstanding Company PSU Awards (assuming performance goals are satisfied at the maximum level), (D) 14,904 shares underlying unexercised stock options granted under the Company Stock Plans (“Company Options”) and (E) zero shares of the Company Preferred Stock outstanding. As of the date hereof, except as set forth in the immediately preceding sentence, as contemplated hereby, as contemplated by any other contract or agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock with proceeds to the Company in an amount, together with the Investment Amount, of $400,000,000 and entered into in furtherance of the transactions contemplated by the Merger Agreement (each, an “Other Investment Agreement”) and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Voting Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. As of the date hereof, other than (1) the Company Equity Awards issued prior to the date hereof as described in this Section 2.2(b) or (2) as set forth in the Merger Agreement, this Agreement or any Other Investment Agreement, there are no (x) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or (y) contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than this Agreement and any Other Investment Agreement, there are no voting trusts, shareholder agreements, proxies or other similar agreements in effect to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of Voting Common Stock or other equity interests of the Company. As used herein, “Company Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(ii) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Company Subsidiary, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as contemplated by the Merger Agreement, no Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
(c) Authority; No Violation.
(i) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Stockholder Vote and other actions described in this Section 2.2(c) and Section 2.2(d), to consummate the Closing. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by the board of directors of the Company (the “Board of Directors”), and the Board of Directors has adopted this Agreement and declared its advisability. As of or prior to the date hereof, the Board of Directors has determined that (A) the Company Share Issuance, on the terms and subject to the conditions set forth herein, (B) the issuance of shares of Voting Common Stock pursuant to the Merger Agreement and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, and (C) the issuance of the shares of Voting Common Stock and Non-Voting Common Equivalent Stock and the Warrant(s) (as defined in each Other Investment Agreement, the “Other Warrants”), in each case, pursuant to the Other Investment Agreements and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, in each case, are in the best interests of the Company and its stockholders and has directed that such issuances of shares of Voting Common Stock and Non-Voting Common Equivalent Stock pursuant to this Agreement, the Merger Agreement and each Other Investment Agreement be submitted to the holders of Voting Common Stock for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (x) the approval of the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement and the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock, including shares of Voting Common Stock or Non-Voting Common Equivalent Stock for which the Other Warrants may be exercised, pursuant to each Other Investment Agreement by the affirmative vote of a majority of votes cast by holders of shares of Voting Common Stock at the meeting of the Company’s stockholders at which a vote is taken with respect to such issuances (the “Requisite Stockholder Vote” and such meeting, the “Company Stockholders Meeting”) and (y) any other approvals, adoptions, authorizations and consents of the Company and its Subsidiaries necessary to consummate the Mergers set forth in Section 4.3(a) of the Merger Agreement, no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to approve or adopt this Agreement or for the Company to perform its obligations hereunder or consummate the Closing. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(ii) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the consummation by the Company of the Company Share Issuance, or compliance by the Company with any of the terms or provisions hereof, will (A) violate any provision of the Company Articles or the Sixth Amended and Restated Bylaws of the Company (the “Company Bylaws”) or (B) assuming that the consents and approvals referred to in Section 2.2(d) are duly obtained, (x) violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(iii) The shares of Voting Common Stock to be issued hereunder have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect thereof. The shares of Voting Common Stock for which the Warrant may be exercised have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect of any such issuance or exercise. The Voting Common Stock will not be issued in violation of any applicable Law.
(d) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock (A) issued hereunder and (B) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, and (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, the Company has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(e) Reports.
(i) As of the date hereof, the Company and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (A) any state regulatory authority, (B) the SEC, (C) the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”), (D) the Office of the Comptroller of the Currency, (E) any foreign regulatory authority and (F) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the U.S., any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Subject to Section 6.13, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, (x) no Governmental Entity has initiated or has pending any proceeding or, to the Company’s knowledge, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, which remains unresolved, (y) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (z) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021; in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by the Company to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date hereof, (A) no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and (B) there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

(f) Financial Statements.
(i) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021 and prior to the date hereof, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability required by GAAP to be reflected on a consolidated balance sheet of the Company (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement, the Merger Agreement or each Other Investment Agreement and the transactions contemplated hereby or thereby and (iv) obligations under this Agreement, the Merger Agreement or any Other Investment Agreement.
(iii) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has (x) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors any (A) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iv) Since January 1, 2021, (A) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company.
(v) As of June 30, 2023, the Company’s Net Wholesale Funding Amount (as such term is defined it the Merger Agreement) was equal to the amount set forth in Section 2.2(f)(v) of the Company Disclosure Schedule (the “BANC Reference Net Wholesale Funding Amount”).
(g) Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (the “Placement Agent”) and Piper Sandler & Co., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder, placement agent or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Company Share Issuance and the transactions contemplated hereby.
(h) Absence of Certain Changes or Events.
(i) Since January 1, 2021 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) Since January 1, 2021 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the Merger Agreement and each Other Investment Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
(i) Legal Proceedings. As of the date hereof, subject to Section 6.13:
(i) neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to the Company’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, the Company or any of its Subsidiaries or any of their respective businesses, (ii) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements; and
(ii) there is no Order imposed upon the Company, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(j) Taxes and Tax Returns.
(i) Each of the Company and its Subsidiaries has duly and timely filed (including all valid applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any material liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Internal Revenue Code of 1986 (the “Code”) of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has the Company been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(ii) As used herein, (A) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; and (B) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
(k) Employees and Employee Benefit Plans.
(i) As used herein, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(ii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan under Section 401(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in a transaction that could subject the Company or any of its Subsidiaries to a material tax or material penalty pursuant to Section 4975 or 4976 of the Code or Section 502 of ERISA.
(iii) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of its Subsidiaries or ERISA Affiliates, at any time during the last six years, contributed to or been obligated to contribute to an employee benefit plan subject to Title IV or Section 302 of ERISA. None of the Company, its Subsidiaries nor any ERISA Affiliate (as defined below) has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan. As used herein, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(iv) Neither the Company, nor any of its Subsidiaries, sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(v) All contributions required to be made to any Company Benefit Plan by Law or any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.
(vi) Other than as provided herein, the Other Investment Agreements or the Merger Agreement, none of the execution and delivery of this Agreement, the Other Investment Agreements or the Merger Agreement, the transactions contemplated by this Agreement, the Other Investment Agreements or the Merger Agreement or the Company Share Issuance will (either alone or in conjunction with any other event) (A) entitle any employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (B) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (C) accelerate the timing of or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (E) result in any “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(vii) The Company and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, compensation and benefits, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(l) Compliance with Applicable Law and Privacy Obligations.
(i) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with any Law applicable to the Company or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (A) used any funds of the Company or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries, (C) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (D) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries, (E) made any fraudulent entry on the books or records of the Company or its Subsidiaries or (F) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or its Subsidiaries, or is currently subject to any U.S. sanctions administered by OFAC.
(iii) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (A) loss or misuse of Personal Data, (B) unauthorized or unlawful operations performed upon Personal Data or (C) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (A) through (C), a “Data Breach”). The Company has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to the Company’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of the Company and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data.
(iv) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (A) Company Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(m) Agreements with Governmental Entities. Subject to Section 6.13, as of the date hereof, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist Order, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or has been ordered to pay any material civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any board resolutions at the direction of, any Governmental Entity, in each case, that (A) currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or (B) in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, threatened verbally, since January 1, 2021 through the date hereof, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.
(n) Investment Securities and Commodities.
(i) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the Company Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(ii) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to Purchaser the material terms of such policies, practices and procedures.
(o) Loan Portfolio.
(i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest.

Section 2.2(o)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Loan of the Company and its Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) has been secured by valid Liens, as applicable, and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(iii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each outstanding Loan of the Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(iv) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(p) Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Voting Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(q) Offering of Securities. Neither the Company, nor any of its Subsidiaries, nor any person acting on its or their behalf has (i) directly or indirectly, taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant hereto under the Securities Act and the rules and regulations of the SEC promulgated thereunder) that might subject the Company Share Issuance to the registration requirements of the Securities Act or (ii) offered the Securities or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors, each of which has been offered the Securities at a private sale for investment. As used herein, “Institutional Accredited Investor” means an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. None of the Company nor any of its Subsidiaries has offered the Securities or any similar securities during the six (6) months prior to the date hereof to anyone, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors. The Company has no intention to offer the Securities or any similar security during the six (6) months from the date hereof, except as contemplated by the Merger Agreement, this Agreement or each Other Investment Agreement.

(r) Other Investments. The per-share purchase price of the shares of Common Stock purchased under each Other Investment Agreement is not less than the Per Share Issue Price. Except as expressly set forth in the Other Investment Agreements executed as of the date of this Agreement and that has been delivered to Purchaser concurrently with the execution of this Agreement, each Other Investment Agreement does not include provisions that are more favorable to the purchaser party thereto compared to the rights, benefits and obligations of Purchaser under this Agreement (it being understood that each Other Investment Agreement may differ with respect to such other purchaser’s governance rights with respect to the Company). Except as set forth in the preceding sentence with the respect to the provisions of any Other Investment Agreement, neither the Company nor any of its Subsidiaries has entered into any (or modified any existing) contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that has the effect of establishing rights or otherwise benefiting such other purchaser in a manner more favorable to such purchaser than the rights, benefits and obligations of Purchaser in this Agreement.
(s) General Solicitation. Neither the Company, nor any Company Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities, including any (i) article, advertisement, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; (ii) website posting or widely distributed email; or (iii) seminar or meeting whose attendees have been invited by any general solicitation or general advertising.
(t) No Other Representations or Warranties.
(i) Except for the representations and warranties made by the Company in this Section 2.2, neither the Company, any of its Subsidiaries nor any other person makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company, any of its Subsidiaries nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, (B) except for the representations and warranties made by the Company in this Section 2.2, any oral or written information presented to Purchaser or any of its affiliates or its or their respective Representatives in the course of (x) their due diligence investigation of the Company or its Subsidiaries, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby or (C) PACW, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects.
(ii) The Company acknowledges and agrees that neither Purchaser nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.3, the Equity Commitment Letter or the Limited Guarantee.
Section 2.3 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company that:
(a) Corporate Organization.
(i) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser has the corporate, partnership or limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
(ii) As of the date hereof, Purchaser does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture or other entity.
(b) Authority; No Violation.
(i) Purchaser has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.3(b) and Section 2.3(c), to consummate the Closing. The execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by Purchaser’s board of directors or other equivalent governing body, as applicable. No other corporate proceedings on the part of Purchaser or any of Purchaser’s partners or equityholders are necessary to approve or adopt this Agreement, for Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(ii) Neither the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder nor consummation by Purchaser of the transactions contemplated hereby, including the Company Share Issuance, nor compliance by Purchaser with any of the terms or provisions hereof, will (A) violate any provision of Purchaser’s certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) or (B) assuming that the consents and approvals referred to in Section 2.3(c) are duly obtained, (x) violate any Law applicable to Purchaser or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to consummate the Company Share Issuance and the other transactions contemplated by this Agreement.
(c) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock (A) issued hereunder and (B) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting and (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, Purchaser has no knowledge of any reason why the necessary regulatory approvals and consents, or satisfaction of the condition set forth in Section 1.2(b)(i)(2), will not be received or satisfied, as applicable, in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(d) Purchase for Investment. Purchaser acknowledges that the Securities have not been registered under the Securities Act or under any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, that the Securities will be characterized as “restricted securities” under federal securities

Laws, and that under such Laws the Securities cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. Purchaser (i) is acquiring its beneficial ownership interest in the Securities solely for investment purposes for its own account or for an account over which it exercises discretion for another qualified institutional buyer or accredited investor, and with no present intention of or view towards selling or distributing any of the Securities to any other person, (ii) has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities, (iii) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, (iv) is sophisticated and has such knowledge and experience in financial and business matters and in investments of this type that it is capable of independently evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (v) is (A) a “qualified institutional buyer (as that term is defined in Rule 144A of the Securities Act) or (B) a qualified purchaser (as that term is defined in Section 2(a)(51)(A) of the Investment Company Act).
(e) No “Bad Actor” Disqualification Events. Neither Purchaser nor, to Purchaser’s knowledge, its affiliates, nor any of their respective officers, directors, employees, agents, partners or members, is subject to any “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act.
(f) Information. Purchaser (i) is not being provided with disclosures that would be required if the offer and sale of the Securities were registered under the Securities Act, nor is Purchaser being provided with any offering circular or prospectus prepared in connection with the offer and sale of the Securities; (ii) has had the opportunity to ask questions of and receive answers from the Company directly; (iii) has been provided a reasonable opportunity to undertake and has undertaken its own examination of the Company and its Subsidiaries, PACW and its Subsidiaries and the terms of the Securities to the extent Purchaser deems necessary to make its decision to invest in the Securities and (iv) has availed itself of publicly available financial and other information concerning the Company and its Subsidiaries and PACW and its Subsidiaries to the extent Purchaser deems necessary to make its decision to purchase the Securities. Purchaser has sought such accounting, legal and tax advice as it has considered necessary or advisable to make an informed investment decision, without reliance on the Placement Agent, with respect to its acquisition of the Securities. Purchaser is only relying on the representations and warranties contained in Section 2.2 in making its investment decision, and not any other statements made by the Company or any of its Representatives.
(g) Ability to Bear Economic Risk of Investment. Purchaser recognizes that an investment in the Securities involves substantial risk. Purchaser has the ability to bear the economic risk of the prospective investment in the Securities, including the ability to hold the Securities indefinitely, and further including the ability to bear a complete loss of all of Purchaser’s investment in the Company.
(h) Ownership. As of the date hereof, neither Purchaser nor any of its affiliates (other than any affiliate with respect to which Purchaser is not the party exercising control over investment decisions) are the owners of record or the Beneficial Owners (as such term is defined under Rule 13d-3 under the Exchange Act) of shares of Common Stock or securities convertible into or exchangeable for Common Stock.
(i) Bank Regulatory Matters.
(i) Assuming the accuracy of the representations and warranties of the Company set forth in Section 2.2(b)-(c), consummation of the transactions contemplated hereby will not cause Purchaser (together with any of its affiliates) to, directly or indirectly, own, control or have the power to vote ten percent (10.0%)or more of any class of voting securities of the Company for purposes of the BHC Act or the Change in Bank Control Act of 1978 (the “CIBC Act”) or their respective implementing regulations.
(ii) Purchaser is not “acting in concert” (as that term is defined in Regulation Y) with any other person in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements.
(iii) Neither Purchaser nor any of its affiliates for purposes of the BHC Act is a bank holding company or “controls” a bank (as that term is defined under the BHC Act or its implementing regulations).

(j) Equity Financing.
(i) As of the date hereof, Purchaser has provided the Company with a true, complete and correct copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, on the terms and subject to the conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third party beneficiary thereof to the extent, and subject to the conditions and limitations, set forth therein.
(ii) The Equity Commitment Letter (A) is in full force and effect, (B) is a legal, valid and binding agreement of Purchaser and the Sponsors, as applicable, enforceable against Purchaser and the Sponsors, as applicable, in accordance with its terms and (C) as of the date hereof, has not been amended or modified in any respect, and no such amendment or modification is contemplated as of the date hereof. Other than this Agreement and the Equity Commitment Letter, there are no other contracts, agreements, side letters or arrangements to which Purchaser is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect or delay the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.
(iii) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Investment Amount at the Closing (and any and all costs, fees, and expenses of the Purchaser incurred in connection with the negotiation of this Agreement and the performance hereof at or prior to the Closing required to be paid by Purchaser hereunder), on the terms and subject to the conditions contemplated in this Agreement and the Equity Commitment Letter. The Company acknowledges (A) the separate corporate, partnership or limited liability company existence of Purchaser and (B) that the sole asset of Purchaser may be cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case, in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to Purchaser unless and until the Closing occurs pursuant to the terms and conditions hereof.
(iv) Assuming the accuracy of the representations and warranties set forth in Section 2.2, as of the date hereof no change, event, circumstance, condition, occurrence or development has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser or the Sponsors pursuant to the Equity Commitment Letter. Subject to the Company’s compliance with this Agreement and assuming the satisfaction of the conditions set forth in Sections 1.2(b)(i) and (ii), Purchaser has no reason, as of the date hereof, to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case, pursuant to and in accordance with the terms of the Equity Commitment Letter.
(v) The Sponsors have duly executed and delivered to the Company the Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is the valid, binding obligation of the Sponsors, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(k) Information Supplied. The information supplied or to be supplied by Purchaser in writing specifically for inclusion or incorporation by reference in any joint proxy statement/prospectus or any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(l) Brokers and Finders. Neither Purchaser nor its affiliates, any of its or their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, in each case, for which the Company would be liable (other than as set forth in Section 4.13).

(m) No Other Representations or Warranties.
(i) Except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to the Company or any of its Subsidiaries or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects or (B) except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, any oral, electronic, written or other information presented or made available to the Company or any of its Subsidiaries or its or their respective Representatives in the course of (x) their due diligence investigation of Purchaser or its affiliates, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby.
(ii) Purchaser acknowledges and agrees that neither the Company, any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.2.
ARTICLE III

COVENANTS
Section 3.1 Filings; Other Actions.
(a) Subject to Section 4.4, Purchaser, on the one hand, and the Company, on the other hand, will (and will cause their respective affiliates, including, in the case of Purchaser, the Sponsors, to) cooperate and consult (including as to the timing of Closing and as to the efforts of the Company and PACW to satisfying the conditions to, and consummate, the Merger and the status thereof) with the other party and use reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated hereby and by the Merger Agreement as promptly as reasonably practicable following the date hereof, and to respond to any request for information from any Governmental Entity relating to the foregoing, so as to enable the parties hereto to consummate the transactions contemplated by this Agreement, including the Company Share Issuance.
(b) To the extent permitted by Law, Purchaser and the Company will (i) have the right to review in advance all the information to the extent relating to such other party, and any of its respective affiliates and its and their respective directors, officers, partners and shareholders, which appears in any filing made with, or written materials submitted to, any Governmental Entity (and to the extent practicable, each will consult with the other party relating to the exchange of such information) and (ii) consult with the other in advance of any substantive meeting or conference with any Governmental Entity that is reasonably likely to relate to or affect Purchaser or its investment in the Company in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each party agrees to act reasonably and as promptly as reasonably practicable. To the extent permitted by Law, each party agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.1(b). Purchaser and the Company shall promptly correct or supplement any information provided by it or on its behalf for use in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party as contemplated hereby, if and to the extent (A) that information previously provided by it or on its behalf shall have become false or misleading in any material respect or (B) necessary or advisable to ensure that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Materials furnished pursuant to this Section 3.1(b) may be redacted (1) to remove references concerning the valuation of the Company and the transactions contemplated hereby, including the Company Share Issuance, or other Confidential Information, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege concerns, and the parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 3.1(b) as “counsel only” or, as appropriate, as “outside counsel only”.
(c) Purchaser shall have the reasonable opportunity to review any descriptions of Purchaser, its affiliates or the transactions contemplated by this Agreement prior to the publishing of any joint proxy statement/prospectus or any other documents (other than any filing under Rule 425 of the Securities Act) filed or to be filed with the SEC or any Governmental Entity by the Company or, to the extent the Company has and receives the right to review any such other documents filed or to be filed with the SEC or any Governmental Entity by PACW (if permitted by PACW), in connection with the transactions contemplated by this Agreement.
(d) To the extent permitted by applicable Law, the parties shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a Governmental Entity related to the transactions contemplated by this Agreement will not be obtained or that the receipt of such approval, consent or authorization will be materially delayed or conditioned.
(e) Each party shall execute and deliver after the Closing, such further certificates, agreements, instruments and other documents and take such other actions as the other party may reasonably request, in each case, to consummate, implement or evidence the Company Share Issuance.
(f) The covenants in Section 3.1(a)-Section 3.1(d) shall terminate effective upon the consummation of the Closing.
Section 3.2 Information Rights.
(a) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 2.5% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis) that Purchaser beneficially owns immediately following the Closing (the “Information Rights Period”), solely for Permitted Purposes, at Purchaser’s sole cost and expense, the Company shall, and shall cause each of its Subsidiaries to, afford Purchaser and its officers, employees, accountants, counsel and other Representatives reasonable access upon prior written notice and during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries to the (A) officers, employees, properties, offices and other facilities of the Company and its Subsidiaries, and (B) contracts, licenses, books and records and other documents relating to the business of the Company and its Subsidiaries.
(b) Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be obligated to provide such access, materials or information to the extent the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its clients, depositors or customers, (ii) result in the disclosure of trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries, (iii) violate any Law or agreement or obligation of confidentiality owing to a third party (including any Governmental Entity), (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened claim, action, suit, litigation, investigation, examination or proceeding asserted by Purchaser; provided, however, that the Company shall use reasonable best efforts to make other arrangements (including using reasonable best efforts to redact information or make substitute disclosure arrangements) that would enable disclosure to Purchaser to occur without, in the case of the (A) foregoing clause (i), violating or prejudicing such right; (B) foregoing clause (ii), disclosing such trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries; (C) foregoing clause (iii), violating such Law or agreement or obligation; (D) foregoing clause (iv), jeopardizing such privilege; and (E) foregoing clause (v), such adverse consequences.

Section 3.3 Confidentiality.
(a) Each of Purchaser and the Company shall (and shall cause its affiliates and its and its affiliates’ respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to) hold all information furnished by or on behalf of the other party or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement, dated July 6, 2023, by and between Centerbridge Martello Advisors, LLC and the Company (the “Confidentiality Agreement”). Further, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) hold all information furnished by, on behalf of or in respect of PACW or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the joinder agreement, dated July 10, 2023, executed by Centerbridge Martello Advisors, LLC and PACW (the “PACW NDA Joinder”). Notwithstanding the foregoing, the provisions of Section 3.3(b) will supersede any conflicting provision in the Confidentiality Agreement or, after the Closing, the PACW NDA Joinder (but non-conflicting provisions will otherwise continue in full force and effect in accordance with their respective terms).
(b) In addition to Purchaser’s obligations under the Confidentiality Agreement and the PACW NDA Joinder, from the Closing until two (2) years after the last date of the Information Rights Period, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) (i) keep confidential any information (including oral, written, electronic or other information) concerning the Company or its affiliates (including, for such purpose, PACW and its affiliates) that has been, will be or may be furnished to Purchaser, its affiliates or their respective Representatives by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives pursuant hereto or in connection with Purchaser’s (or its affiliates’) investment or potential investment in the Company (collectively, the “Confidential Information”) and (ii) use the Confidential Information solely for the purposes of evaluating, monitoring, administering or taking any other action with respect to Purchaser’s (or its affiliates’) investment in the Company (including pursuing any sale or disposition of all or part of its investment in the Company), complying with Purchaser’s (or its affiliates’) legal, regulatory, tax or other compliance obligations, or ensuring compliance with the terms of, enforcing, defending or understanding any right or obligation in respect of this Agreement, the Company Articles, the Articles Supplementary, the Company Bylaws or any other agreement or instrument relating to the Company (any of the foregoing, a “Permitted Purpose”; provided that notwithstanding the foregoing or anything to the contrary herein or in the Confidentiality Agreement, Purchaser (and its affiliates and its and its affiliates’ respective Representatives) shall be free to use (x) for any purpose any information in intangible form, retained in the unaided memory of such persons, relating to or resulting from access to Confidential Information and (y) any generalized learnings from evaluating, monitoring and administering Purchaser’s (or its affiliates’) investment in the Company, which do not constitute tangible Confidential Information furnished by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives, for purposes of evaluating or modifying their business strategies); provided that the Confidential Information shall not include information that (i) was or becomes generally available to the public, other than as a result of a disclosure by Purchaser, its affiliates or their respective Representatives in violation of this Section 3.3(b), the Confidentiality Agreement or the PACW NDA Joinder, (ii) was or becomes available to Purchaser, its affiliates or their respective Representatives on a non-confidential basis from a source (other than the Company, its affiliates, PACW, its affiliates or any of their respective Representatives), so long as such source was not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, (iii) at the time of disclosure is already in the possession of Purchaser, its affiliates or their respective Representatives, so long as such information is not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, or (iv) was independently developed by Purchaser, its affiliates or its or their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information.
(c) Each of the Company and Purchaser agree, on behalf of themselves, their affiliates and its and their respective Representatives, that Confidential Information may be disclosed by Purchaser and its affiliates solely (i) to Purchaser’s affiliates and its and their respective Representatives to the extent required for a Permitted Purpose; provided that Purchaser direct such persons to treat the Confidential Information in a confidential manner and in accordance with the terms herein, (ii) to any Permitted Transferees pursuant to Section 4.1(b); provided, that such Permitted Transferee has entered into a confidentiality agreement pursuant to which such Permitted Transferee agrees to treat the Confidential Information in a confidential manner and in accordance with the terms herein and pursuant to which Purchaser or one of its affiliates agrees to be responsible for any breach by such Permitted Transferee in accordance with the terms of the confidentiality agreement, and (iii) in the event that the Purchaser, any of its affiliates or any of its or their respective Representatives are required by Law or requested or required by any Governmental Entity (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each case, so long as Purchaser, its affiliates and its and their respective Representatives (as applicable), to the extent reasonably practicable and permitted by Law, (A) promptly provide notice thereof to the Company, (B) reasonably cooperate with the Company (at the Company’s sole expense) to resist or narrow such request or requirement, including in seeking a protective order or other appropriate remedy, prior to any such disclosure and (C) limit such disclosure to that which is then so required or requested and use reasonable efforts to obtain assurances that confidential treatment will be accorded to such disclosed Confidential Information; provided, that, for the avoidance of doubt, the foregoing clauses (A), (B) and (C) shall not apply to disclosure requests or requirements of a Governmental Entity which are not specifically targeted at this Agreement, the parties hereto or the transactions contemplated hereby.
Section 3.4 Public Announcement.
(a) Purchaser acknowledges that the initial press release with respect to the execution and delivery of the Merger Agreement, this Agreement and the Other Investment Agreements shall be a release mutually agreed to by the Company and PACW; provided that, prior to the issuance of such press release, the Company shall (i) consult with Purchaser about, (ii) allow Purchaser reasonable time to comment on and (iii) agree with Purchaser on, in each case, such portions of the release or announcement describing Purchaser, this Agreement and the investment in the Company by Purchaser contemplated hereunder.
(b) Thereafter, (i) the Company shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement or the proposed or actual investment in the Company by Purchaser contemplated hereunder and (ii) Purchaser shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement, the proposed or actual investment in the Company by Purchaser contemplated hereunder, the Merger Agreement or the transactions contemplated thereby, in each case, except (A) as required by Law, in which case, to the extent permitted by Law and practicable under the circumstances, the party required to make such release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on (and shall consider such comments in good faith), such release, statement or announcement in advance of such issuance, (B) communications by the Company to its stockholders and employees that are reasonably necessary or advisable in connection with the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement, the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock and the Other Warrants pursuant to any Other Investment Agreement or the Mergers, (C) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) for such releases, statements or announcements that are consistent with other such releases, statements or announcements made on or after the date hereof in compliance with this Section 3.4. Notwithstanding anything in the foregoing, Purchaser and each of its affiliates may provide customary disclosure of the status and subject matter of this Agreement and transactions contemplated hereby to their respective limited partners and investors, subject to customary confidentiality undertakings.
Section 3.5 Pre-Closing Period Conduct.
(a) Prior to the earlier of the Closing or the termination of this Agreement pursuant to Section 5.1 (the “Pre-Closing Period”), except (i) as may be required by Law applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as may be expressly contemplated or required by this Agreement (including as set forth in the Company Disclosure Schedule) or expressly contemplated, required or permitted by the Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to (A) carry on its business in the ordinary course of business in all material respects, (B) use reasonable best efforts to maintain and preserve its and such Subsidiary’s advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (C) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (D) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity in connection with the transactions contemplated hereby (it being understood that this clause (D) shall not require the Company to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any Governmental Entities that would or would be reasonably be expected to cause a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement)).
(b) During the Pre-Closing Period, except as permitted by the exceptions in Section 3.5(a)(i)-(iii) and the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of Common Stock, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(iv) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property (as defined in the Merger Agreement)) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(v) amend the Company Articles, Company Bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect Purchaser;
(vi) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or
(vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 3.5(b).
(c) The Company shall not, without the prior written consent of Purchaser, (x) amend, modify or agree to any waiver of any of the following terms or provisions of the Merger Agreement (or any defined terms used in those sections or exhibits or schedules incorporated by reference therein): (i) the Exchange Ratio (as defined in the Merger Agreement), (ii) Materially Burdensome Regulatory Condition (as defined in the Merger Agreement) and Section 6.1(c) of the Merger Agreement, (iii) Sections 1.10, 1.11 and 5.2(b)(i), 5.2(b)(iii) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(b)(iv) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(c) (but only if the sale, transfer, mortgage, encumbrance or disposal would typically be considered by the Board of Directors), 5.2(k) (but only if the granting of such waiver or consenting to such amendment by the Company requires the approval of the Board of Directors) of the Merger Agreement, in any case in a manner that would adversely affect Purchaser (or its affiliates) (including in its capacity as a holder of Securities from and after the Closing) or 6.18 of the Merger

Agreement, (iv) Article VII of the Merger Agreement or (vii) Article VIII of the Merger Agreement or (y) except with respect to any matter that is otherwise expressly permitted in the foregoing clause (x), amend, modify or agree to any waiver (other than a waiver solely to the extent it permits compensatory equity award grants that would otherwise require consent) of any term or provision in the Merger Agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the Merger Agreement.
(d) The Company shall deliver to Purchaser, reasonably promptly (and in any event within three (3) business days), copies of any consents or waivers or requests for consents or waivers pursuant to Section 5.1, Section 5.2 or Section 5.3 of the Merger Agreement and copies of any other amendments, modifications, consents or waivers to or under the Merger Agreement.
(e) The Company and its Subsidiaries shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement on the terms and conditions described in the Merger Agreement, including using their reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of the Company in the Merger Agreement and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in the Merger Agreement have been satisfied, consummate the Merger and the other transactions contemplated by the Merger Agreement substantially concurrently with the consummation of the transactions contemplated by this Agreement and the Other Investment Agreement. Without limiting the generality of the foregoing, the Company shall give Purchaser prompt (and, in any event five (5) business days) written notice of (i) gaining actual knowledge of any breach or default or alleged breach or default by it or PACW to the Merger Agreement; and (ii) the receipt of any written notice or other written communication from PACW with respect to any actual, potential or claimed breach, default, termination or repudiation by PACW to any provision of the Merger Agreement.
(f) The Company and its Subsidiaries shall not enter into any (or modify any existing) Other Investment Agreement or other contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that would result in any failure of the representations and warranties set forth in Section 2.2(r) to be true and correct.
ARTICLE IV

ADDITIONAL AGREEMENTS
Section 4.1 Transfer Restrictions.
(a) Lock-Up. From and after the Closing, Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any Securities acquired pursuant hereto, except (x) as otherwise expressly permitted hereby and (y) that:
(i) following the ninety (90) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.1(a) shall cease to apply to the Securities; and
(ii) Any Transfers effected pursuant to Section 4.1(a)(i) may be of Voting Common Stock, the Warrant or any combination thereof.
(b) Permitted Transfers. Notwithstanding anything herein to the contrary, Purchaser and its affiliates may at any time Transfer any portion or all of its shares of Voting Common Stock as follows (each, a “Permitted Transfer” and the transferee a “Permitted Transferee”):
(i) to any (A) affiliate of Purchaser under common control with Purchaser’s ultimate parent, general partner or investment advisor (any such transferee shall be included in the term “Purchaser”) or (B) limited partner, shareholder or member of Purchaser, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement;

(ii) pursuant to a merger, division, consolidation, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or its Subsidiaries; provided that such transaction has been approved by the Board of Directors (or a committee thereof);
(iii) in connection with (A) Purchaser and its affiliates’ ordinary course security pledging activity and (B) transfers pursuant to or following exercise of applicable remedies by creditors of Purchaser and its affiliates;
(iv) to the Company;
(v) to the extent Purchaser determines, based on the advice of external legal counsel and following consultation with the Company, that such Transfer is necessary to avoid a Materially Burdensome Condition; or
(vi) following the expirations of the periods set forth in Section 4.1(a)(i), with respect to the number of shares of Voting Common Stock (or the Warrant or any combination thereof) permitted to be Transferred thereby, to any third party.
(c) Definitions:
(i) “As-Converted Basis” means, at any time, the applicable number of shares of Common Stock issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrant may be converted or exchanged, (D) into which the Other Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Other Warrants) and (E) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
(ii) “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Section 4.2 Hedging. In furtherance and not in limitation of Section 4.1, Purchaser agrees that, from the date hereof until the earlier of (x) the ninety (90) day anniversary of the Closing Date or (y) the termination of this Agreement pursuant to Section 5.1, it shall not (and shall cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of the Company or PACW, except for transactions involving an index-based portfolio of securities that includes capital stock of the Company or PACW (provided that the value of such capital stock in such portfolio is not more than five percent (5%) of the total value of the portfolio of securities).
Section 4.3 Legend.
(a) Purchaser agrees that all certificates or other instruments representing the Securities issued pursuant hereto will bear a legend substantially to the following effect:
(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE LAW OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.

(ii) THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF JULY 25, 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
(b) The Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Securities held by Purchaser or any of its affiliates and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities (i) upon request of Purchaser, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state Laws or (ii) when such Securities shall have been registered under the Securities Act or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of the Securities without volume and manner of sale restrictions and the Company shall use reasonable best efforts to deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities, including the delivery of an opinion of counsel that such legend is no longer required under the Securities Act and applicable state Laws. The Company shall, whether or not requested by Purchaser, cause clause (ii) of the legend to be removed upon the sale or transfer of the Securities to a person that is not (and will not, in connection with such sale or transfer) be a party hereto (or bound by the terms hereof).
Section 4.4 Bank Regulatory Matters.
(a) Notwithstanding anything to the contrary herein, (i) neither the Company nor any of its Subsidiaries shall take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock, in each case, where Purchaser is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Purchaser’s pro rata proportion) and (ii) Purchaser shall not be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” the Company or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to the Company pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to the Company, PACW or any of their respective Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, the Company, PACW or any of their respective Subsidiaries (each of clauses (A) through (D)), a “Materially Burdensome Condition”).
(b) In the event either party believes that the imposition of a Materially Burdensome Condition is reasonably likely to occur, it shall promptly notify the other party and both parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Condition.
(c) At the request of the Company, the Purchaser shall promptly provide any information in respect of the Purchaser or its affiliates (or its or their respective directors, officers, employees, partners, shareholder or members) that the Federal Reserve or any other bank regulatory agency may require or request in connection with any application or other filing required to be made by the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries or examination or investigation of the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries, and undertakes that such information shall be true, correct and complete; provided that in lieu of the foregoing, Purchaser may, in its sole discretion, provide directly to the relevant agency (and not to the Company) any information that Purchaser deems to be proprietary or confidential in nature; provided, further, that, notwithstanding anything to the contrary contained herein, (i) Purchaser shall not be required to provide information about itself or its direct or indirect equity holders or their respective officers or directors in the form required by the Interagency Financial and Biographical Report or other similar personal information collection form, and (ii) neither Purchaser nor any of its affiliates shall be required to identify or provide information concerning their respective limited partners, shareholders, non-managing members (including any of Purchaser’s or its affiliates’ portfolio companies) or investment advisers, except, solely in the case of subclause (ii), as is both (A) usual and customary for similarly situated fund investors seeking to make a non-controlling investment in a bank holding company and state member bank and (B) not prohibited by Law or contractual obligation.
(d) Following the Closing, Purchaser shall not take any action that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (i) own, control or have the power to vote any class of voting securities (in each case, as those concepts are construed for purposes of the BHC Act) of the Company in excess of 24.9%; (ii) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (iii) serve as a source of financial strength to the Company pursuant to the BHC Act, in each case, as of the Closing.
Section 4.5 Reservation for Issuance. At the Closing, the Company shall reserve that number of shares of Voting Common Stock sufficient for issuance of (i) shares of Voting Common Stock that shall be issued pursuant to this Agreement and (ii) shares of Voting Common Stock for which the Warrant may be exercised, in each case, (x) in accordance with the terms of this Agreement and the Warrant (as applicable) and (y) excluding any adjustments applicable thereto.
Section 4.6 Indemnity.
(a) Following the Closing, the Company shall indemnify, defend and hold harmless Purchaser and its affiliates, to the fullest extent permitted by Law, from and against any and all out-of-pocket costs, losses, liabilities, damages, payments, fees, expenses (including reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”; provided, however, that “Losses” do not include, (x) except to the extent awarded in a Third Party Claim, punitive, exemplary, consequential or special damages or (y) lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure (even if under Law such lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure would be considered reasonably foreseeable or not special damages) if such Loss directly results from (i) any inaccuracy in or breach of any of the Company’s representations or warranties in Section 2.2 or (ii) the Company’s breach of any agreements or covenants made by the Company herein (except, in the case of this clause (ii), as set forth in Section 4.6(a) of the Company Disclosure Schedule). Notwithstanding the foregoing, the Company shall have no obligation under this Section 4.6(a) (A) following the expiration of the applicable survival period set forth in Section 4.6(o) or (B) in respect of any claim, action, suit, litigation, dispute or proceeding threatened or commenced against the Company, any Company Subsidiary and/or PACW (and/or any of its Subsidiaries) and/or any of their respective directors, officers or employees (including if Purchaser or any of its affiliates or its or their respective directors, officers, employees, shareholders or controlling persons are or are threatened to be made party thereto) (x) in connection with any Stockholder Litigation or actions expressly required by, or taken with the prior written consent of Purchaser pursuant to, this Agreement or (y) that seeks to enjoin, restrain or prohibit the transactions contemplated by the Merger Agreement, this Agreement or the Other Investment Agreements.
(b) Purchaser shall indemnify, defend and hold harmless each of the Company and its Subsidiaries, to the fullest extent permitted by Law, from and against any and all Losses actually incurred by the Company or any of its Subsidiaries if such Loss directly results from (i) any inaccuracy in or breach of any of Purchaser’s representations or warranties in Section 2.3 or (ii) Purchaser’s breach of any agreements or covenants made by Purchaser herein. Notwithstanding the foregoing, Purchaser shall have no obligation under this Section 4.6(b) following the expiration of the applicable survival period set forth in Section 4.6(o).
(c) A party that may desire to seek indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim that does not result from a third party with respect to which it seeks indemnification (a “Direct Claim”) promptly (and, in any event, not later than fifteen (15) business days) after the first discovery by such Indemnified Party of any fact, event, circumstance, development or matters giving rise to such claim. Such notice (a “Claim Notice”) shall (i) describe such Direct Claim in reasonable detail (including the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Direct Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to the Direct Claim (a “Response Notice”). If the Indemnifying Party does not deliver a Response Notice within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify, compensate or reimburse the Indemnified Party for the full amount of all Losses resulting therefrom.
(d) In case any such action, suit, claim or proceeding is threatened or commenced against an Indemnified Party by any person who is not a party to this Agreement or an affiliate of any party to this Agreement, with respect to which the Indemnifying Party is or may be obligated to provide indemnification under Section 4.6(a) or 4.6(b) (as applicable) (a “Third Party Claim”), the Indemnified Party shall, as promptly as reasonably practicable, cause a Claim Notice regarding any Third Party Claim of which it has knowledge that is covered by this Section 4.6 to be delivered to the Indemnifying Party. The Claim Notice shall (i) describe such Third Party Claim in reasonable detail (including the identity of the applicable third party, the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Third Party Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have the right but not the obligation to assume control of the defense of any Third Party Claim by, no later than the thirtieth (30th) day after its receipt of such Claim Notice, notifying the Indemnified Party that, subject to the other provisions of this Section 4.6, the Indemnifying Party has elected to conduct and control the defense, negotiation or settlement of the applicable Third Party Claim and any action, suit, claim or proceeding resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense; provided that if the Indemnified Party is advised by outside counsel that an actual conflict of interest (other than one of a monetary nature) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim, then the Indemnifying Party shall pay the reasonable, out-of-pocket and documented fees, costs and expenses of counsel employed by the Indemnified Party; provided, further, that the Indemnifying Party shall only be liable for the legal fees and expenses for one law firm for all Indemnified Parties (taken together with respect to any single action or group of related actions) in connection with any Third Party Claim (plus one local counsel in each applicable jurisdiction). If the Indemnifying Party does not assume the defense of the Third Party Claim within the thirty (30)-day period referenced in this Section 4.6, (x) the Indemnified Party may defend against the Third Party Claim and (y) the Indemnifying Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense.
(e) Notwithstanding anything in this Section 4.6 to the contrary, (i) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless such Order or proposed settlement or compromise or agreement (A) involves an unconditional release of the Indemnifying Party in respect of such Third Party Claim and (B) does not contain any admission or finding of wrongdoing on behalf of the Indemnifying Party and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless the Order or proposed settlement or compromise or agreement (A) involves only the payment of money damages against which the Indemnified Party is indemnified in full by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, (C) involves an unconditional release of the Indemnified Party in respect of such Third Party Claim and (D) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party.

(f) The failure by an Indemnified Party to timely or properly provide, pursuant to Section 4.6(c) or Section 4.6(d), any Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent, and only to the extent that, the Indemnifying Party is actually and directly prejudiced by such failure.
(g) For purposes of the indemnity contained in Section 4.6(a)(i) and Section 4.6(b)(i), all qualifications and limitations set forth in such representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import (other than Sections 2.2(f)(i)(B), 2.2(f)(iii)(A) and Section 2.2(k)(iv)), shall be disregarded in determining whether there shall have been any inaccuracy in or breach of any representations and warranties in this Agreement.
(h) Except in the case of Fraud and any inaccuracy or breach of any Company Fundamental Reps, the Company shall not be required to indemnify the Indemnified Parties pursuant to Section 4.6(a)(i), (i) with respect to any individual claim (or group of related claims) for indemnification if the amount of Losses with respect to such individual claim (or group of related claims) is less than $100,000 (any individual claim (or group of related claims) involving Losses less than such amount being referred to as a “De Minimis Claim”) and (ii) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.6(a)(i) exceeds an amount equal to $1,125,000 (the “Threshold Amount”), in which event the Company shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.6(h). Except in the case of Fraud and the inaccuracy or breach of any Purchaser Fundamental Reps, Purchaser shall not be required to indemnify the Indemnified Parties pursuant to Section 4.6(b)(i), (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.6(b)(i) exceeds the Threshold Amount, in which event Purchaser shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.6(h). Except in the case of Fraud or any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.6(a) shall in no event exceed $7,500,000 and (y) Purchaser under Section 4.6(b) shall in no event exceed $7,500,000. In the case of any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.6(a) shall in no event exceed the Investment Amount and (y) Purchaser under Section 4.6(b) shall in no event exceed the Investment Amount.
(i) Any claim for indemnification pursuant to Section 4.6 can only be brought on or prior to the twelve (12) month anniversary of the Closing Date; provided, that (i) a claim for indemnification pursuant to Section 4.6(a)(i) in respect of an inaccuracy of any of the representations of the Company set forth in Section 2.2(a)(i), Section 2.2(b)(i), Section 2.2(b)(ii), Section 2.2(c)(i), Section 2.2(c)(ii), Section 2.2(c)(iii) and Section 2.2(g) (each, a “Company Fundamental Rep”) or pursuant to Section 4.6(b)(i) in respect of any of the representations of Purchaser set forth in Section 2.3(a)(i), Section 2.3(b)(ii) and Section 2.3(l) (each, a “Purchaser Fundamental Rep”), in each case, can be brought on or prior to the third (3rd) anniversary of the Closing Date and (ii) if notice of a claim for indemnification pursuant to Section 4.6(a) or Section 4.6(b) is duly provided prior to the end of the applicable foregoing survival period with respect thereto, then the obligation to indemnify, defend and hold harmless in respect of such inaccuracy or breach shall survive as to such claim until such claim has been finally resolved.
(j) The indemnity provided for in this Section 4.6 shall be the sole and exclusive monetary remedy of Indemnified Parties after the Closing for any inaccuracy in or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing; provided that nothing herein shall limit in any way any party’s rights or remedies with respect to Fraud.
(k) Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy hereunder, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.
(l) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event, set of facts, circumstance or occurrence that would reasonably be expected to give rise to any Loss that would reasonably be expected to give rise to an indemnity obligation pursuant to this Section 4.6. In the event that an Indemnified Party shall fail to use commercially reasonable efforts to mitigate any such Loss, then notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that would reasonably be expected to have been avoided if all Indemnified Parties had made such efforts.
(m) If an Indemnified Party has or may have a right to recover any Loss against or from any third party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery against and from such third party and if the Indemnified Party recovers any such amount from such third party after the Indemnifying Party makes any payment pursuant to this Section 4.6 in respect of such Loss, then the Indemnified Party shall promptly remit to the Indemnifying Party the lesser of the amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such Loss and the amount the Indemnified Party received from such third party in respect of such Loss (net of all reasonable costs of collection).
(n) Any indemnification payments pursuant to this Section 4.6 shall be treated as an adjustment to the Investment Amount for the Securities for U.S. federal income and applicable state and local Tax purposes, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).
(o) Each of the representations and warranties set forth herein shall survive the Closing under this Agreement for a period of twelve (12) months following the Closing Date and, thereafter, except in the case of Fraud, shall expire and have no force and effect, including in respect of this Section 4.6; provided, however, that the Company Fundamental Reps and the Purchaser Fundamental Reps shall survive the Closing under this agreement for a period of thirty-six (36) months following the Closing Date, in each case subject to Section 4.6(i)(ii). Except as otherwise provided herein, all covenants and agreements contained herein, other than those which by their terms are to be performed in whole or in part after the Closing Date (which shall survive in accordance with their terms), shall survive the closing under this Agreement for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of such covenant if notice of such breach was provided prior to the end of such period).
Section 4.7 Exchange Listing. The Company shall use reasonable best efforts to cause the shares of Voting Common Stock (i) issued hereunder and (ii) for which the Warrant may be exercised, in each case, to be approved for listing on the NYSE, subject to official notice of issuance and upon the Requisite Stockholder Vote, as promptly as practicable, and in any event before the Closing.
Section 4.8 State Securities Laws. The Company shall use commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to Laws prior to the offer and sale by Purchaser of Voting Common Stock.
Section 4.9 Use of Proceeds. The Company shall only use the net proceeds from the sale of the Securities hereunder for general corporate purposes, which may include working capital, providing capital to support the organic growth of the Company or any Company Subsidiary or funding the opportunistic acquisition of similar or complementary financial service organizations and may use a portion of such net proceeds to repay outstanding indebtedness of the Company or any of its Subsidiaries.
Section 4.10 Company Opportunities.
(a) Purchaser and any related investment funds, and any of their respective affiliates, have the right to, and shall have no duty (contractual or otherwise) not to (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its affiliates or (iii) make investments in any kind of property in which the Company may make investments.
(b) In the event that Purchaser or any related investment funds or any of their respective affiliates, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its Subsidiaries, none of Purchaser or any related investment funds, or any of their respective affiliates, shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or to refrain from pursuing or acquiring such corporate opportunity for its own benefit.

(c) None of Purchaser, any related investment fund, or any of their respective affiliates shall be liable to the Company or any of its Subsidiaries or stockholders of the Company for breach of any duty (contractual or otherwise) by reason of the fact that Purchaser or any related investment fund thereof or any of their respective affiliates pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.
Section 4.11 No Recourse. This Agreement may only be enforced against, and any actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, may be made only against the entities that are expressly identified as the party or parties to such agreement(s). No person who is not a party hereto, including any past, present or future direct or indirect equityholder, director, officer, employee, incorporator, member, manager, partner, affiliate, agent, attorney, financing source, assignee or representative of any party hereto or its affiliates or of PACW or its affiliates or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, partner, member, manager, affiliate, agent, assignee or representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any other party hereto (or its affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the transactions contemplated hereby, or for any claim based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and each party hereto irrevocably and unconditionally waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Notwithstanding the foregoing, nothing in this Section 4.11 shall (or is meant to) limit in any manner the rights and obligations of the Sponsors under the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement or PACW NDA Joinder, in each case to the extent expressly provided therein.
Section 4.12 Tax Matters. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Voting Common Stock pursuant to this Agreement or any shares of Voting Common Stock issuable upon exercise of a Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of a Warrant to the extent such tax is payable because a registered holder of a Warrant requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and Purchaser shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 4.12.
Section 4.13 Commitment Compensation and Transaction Expenses.
(a) In the event that (i) the Merger Agreement is terminated following the date hereof pursuant to its terms and the Company actually receives all or any portion of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.2 of the Merger Agreement and (ii) this Agreement has not been terminated by the Company pursuant to Section 5.1(b)(iv), the parties agree that the Company will pay to Purchaser or its designee 3.7% of the amount of such Termination Fee net of the Company’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with this Agreement, the Other Investment Agreements, the Merger Agreement, the transactions contemplated hereby or thereby or the recovery of any such Termination Fee within ten (10) days of the Company’s receipt of the Termination Fee from the Company.
(b) In the event that the Closing occurs, the Company shall reimburse Purchaser for Purchaser’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the Company Share Issuance and the other transactions contemplated by this Agreement; provided that the Company’s obligations for expense reimbursement pursuant to this Section 4.13(b) shall be limited to a cap of $750,000.

ARTICLE V

TERMINATION
Section 5.1 Termination.
(a) This Agreement shall automatically terminate upon the valid termination of the Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 8.1 therein
(b) This Agreement may be terminated prior to the Closing:
(i) by mutual written agreement of the Company and Purchaser;
(ii) by the Company or Purchaser, upon written notice to the other party, in the event that the Closing does not occur on or before April 25, 2024; provided, however, that if (x) the conditions to the closing of the Merger set forth in Section 7.1(c) of the Merger Agreement or Section 7.1(e) of the Merger Agreement (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived (in accordance with this Agreement) on or prior to such date but all other conditions to PACW’s or the Company’s (as applicable) obligation to consummate the closing of the Merger set forth in Article VII of the Merger Agreement have been satisfied or waived (in accordance with this Agreement) (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)) and (y) the condition to the Closing set forth in Section 1.2(b)(i)(4) has not been satisfied or waived on or prior to such date as a result of the failure of the conditions to the closing of the Merger set forth in the preceding clause (x) to be satisfied as of such date but all other conditions to Purchaser’s or the Company’s (as applicable) obligation to consummate the Closing set forth in Section 1.2(b) have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to July 25, 2024, and such date, as so extended, shall be the “Termination Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(iii) by either the Company or Purchaser if any Governmental Entity, from whom, to consummate the Closing, any regulatory permit, authorization, consent, Order or approval (A) is necessary or (B) failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (clauses (A) and (B), “Requisite Regulatory Approvals”), has denied approval of the Company Share Issuance and such denial has become final and nonappealable or any Governmental Entity shall have issued a final and nonappealable Order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Company Share Issuance or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall have been caused by the failure of the party seeking to terminate this Agreement to perform the obligations, covenants and agreements of such party set forth herein;
(iv) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to Purchaser’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth herein on the part of Purchaser, which breach, either individually or in the aggregate with all other breaches by Purchaser, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(iii), and which is not cured within forty-five (45) days following written notice to Purchaser, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or
(v) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to the Company’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements contained herein or any of the representations or warranties set forth herein on the part of the Company, which breach, either individually or in the aggregate with all such other breaches by the

Company, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(ii), and which is not cured within forty-five (45) days following written notice to the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date).
(c) Following the Closing, Section 4.1, Section 4.2, Section 4.3, Section 4.5 and Section 4.10 shall automatically terminate on the date that Purchaser (together with its affiliates) ceases to own any shares of capital stock of the Company or the Warrants.
Section 5.2 Effects of Termination.
(a) In the event of any termination of this Agreement as provided in Section 5.1, this Agreement (other than Section 3.3(a), Section 3.4, this Section 5.2(a) and Article VI, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect, and none of the Company, Purchaser, any of their respective affiliates or any of the officers, directors, members or partners of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided that, subject to Section 5.2(b), nothing herein shall relieve any party hereto from any liability for Fraud or willful and intentional breach of any covenant or agreement expressly set forth herein. “Fraud” means an intentional misrepresentation with respect to a representation or warranty set forth in Section 2.2 or Section 2.3, which such intentional misrepresentation was (i) inaccurate on the date hereof, and (ii) made with (A) the specific intent of deceiving and inducing the other party to enter into this Agreement and upon which the other party actually relied to its detriment, and (B) actual knowledge (without any duty of investigation or inquiry) of the inaccuracy of such intentional misrepresentation; provided that “Fraud” shall not include any claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive knowledge, recklessness, negligent misrepresentation or a similar theory.
(b) Notwithstanding anything to the contrary in this Agreement, if, prior to the Closing, Purchaser breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (x) an order of specific performance to the extent granted in accordance with Section 6.11 or any other non-monetary equitable relief, or (y) specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, or any Non-Party Affiliate of Purchaser, for any breach, loss or damage or failure to perform under this Agreement, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, or any document or instrument delivered in connection herewith or therewith, or in respect of the transactions contemplated hereby thereby (including Fraud or any willful and intentional breach), which recourse shall be sought solely against Purchaser hereunder and subject to the limitations set forth herein and not against any Non-Party Affiliate of Purchaser (other than any Guarantor (as defined in the Limited Guarantee) under the Limited Guarantee or Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein), shall be for the Company to seek to recover monetary damages from Purchaser (or any Guarantor under the Limited Guarantee or Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations therein) for willful and intentional breach of this Agreement or Fraud; provided, that (A) in no event (even in the case of Fraud or willful and intentional breach) shall Purchaser (and any Non-Party Affiliates of Purchaser (other than Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, to the extent expressly provided therein and subject to the limitations set forth therein)) be subject to monetary damages hereunder or under the Limited Guarantee in excess of an amount, in the aggregate, equal to twenty five percent (25%) of the Investment Amount in the aggregate and (B) no Non-Party Affiliate of Purchaser shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or any theory of law or equity, whether in equity or at law, in contract, in tort or otherwise (other than the Guarantors under the Limited Guarantee and Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein). For the avoidance of doubt, the Company will be entitled to seek specific performance of this Agreement pursuant to Section 6.11 and specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein; provided, that, notwithstanding anything to the contrary set forth in this Agreement, while the Company may simultaneously seek (I) specific performance (x) in accordance with Section 6.11, (y) of the Confidentiality Agreement (to the extent expressly provided therein and subject to the limitations set forth therein) or (z) of the Equity Commitment Letter (to the extent expressly provided therein and subject to the limitations set forth therein) and (II) an award of monetary damages, the Company shall not be entitled to both specific performance and also an award of (and to receive) the payment of monetary damages hereunder or under the Limited Guarantee (but without limiting the Company’s rights under the Confidentiality Agreement). No Non-Party Affiliate of Purchaser (other than, solely with respect to liability to the Company, (x) the Guarantors solely to the extent expressly set forth in the Limited Guarantee and subject to the limitations set forth therein and (y) Centerbridge Martello Advisors, LLC solely to the extent expressly set forth in the Confidentiality Agreement and subject to the limitations set forth therein) will have any liability to any person, including the Company or any stockholder of the Company, or PACW or any stockholder of PACW, relating to or arising out of this Agreement, the Merger Agreement or any other document or instrument, under any theory of law or equity, in respect of any oral representations made or alleged to be made in connection herewith or therewith or otherwise, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise. The parties hereto acknowledge that the agreements contained in this Section 5.2(b) are an integral part of the transactions contemplated by this Agreement that, without these agreements the parties hereto would not enter into this Agreement. For purposes of this Agreement, “willful and intentional” breach means a material breach of a covenant or agreement set forth herein that is the consequence of an action or omission by the breaching party with actual knowledge that such action or omission is a material breach of such covenant or agreement.
ARTICLE VI

MISCELLANEOUS
Section 6.1 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties at any time before or after the receipt of the Requisite Stockholder Vote; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any amendment of this Agreement that requires such further approval by the stockholders of the Company under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the parties.
Section 6.2 Extension; Waiver. Each party may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval by the stockholders of the Company under Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 6.3 Expenses. Except as otherwise expressly set forth herein, including in Section 4.13, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense.
Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or

(c) the earlier of confirmation of receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to the Company, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch; Matthew Nemeroff
Email: Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to Purchaser, to:

c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, NY 10152
	Attention:	[REDACTED]
	Email:	[REDACTED]@centerbridge.com;
[REDACTED]@centerbridge.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
	Attention:	Lee Meyerson Sebastian Tiller
	Email:	lmeyerson@stblaw.com stiller@stblaw.com
Section 6.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision hereof. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its affiliates and neither the Company nor any of its Subsidiaries shall be required to take any action that is prohibited by Law or any Governmental Entity. As used herein, the “knowledge” of Purchaser means the actual knowledge of any of the officers of Purchaser, and the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 6.5 of the Company Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed, (b) “person”

means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (ii) filed by a party with the SEC since January 1, 2023 and publicly available on EDGAR at least one (1) business day prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the purchase and sale of Securities contemplated by Section 1.1, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to any Pandemic, including compliance with Pandemic Measures, (h) “U.S.” means the United States of America, and (i) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” herein are to U.S. dollars.
Section 6.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
Section 6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement and PACW NDA Joinder, constitute the entire agreement among the parties and supersede all prior agreements and understandings, written, oral or otherwise, among the parties with respect to the subject matter hereof.
Section 6.8 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each party agrees that it will bring any action, suit, litigation, dispute or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (A) to laying venue in any such action, suit, litigation, dispute or proceeding in the Chosen Courts and (B) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action, suit, litigation, dispute or proceeding will be effective if notice is given in accordance with Section 6.4.
Section 6.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.
Section 6.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of Purchaser, in the case of the Company, or the Company, in the case of Purchaser. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns, other than as expressly set forth herein (including Section 4.10 and Section 4.11). Except as set forth in the foregoing sentence or otherwise expressly set forth herein (including Section 4.11), this Agreement (including the documents and instruments referred to herein) is not otherwise intended to, and does not, confer upon any person other than the parties, any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties herein are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties herein may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties herein as characterizations of actual facts, events, developments or circumstances as of the date hereof or as of any other date.
Section 6.11 Specific Performance. The parties agree that irreparable damage would occur if any provision hereof were not performed in accordance with its specific terms or otherwise breached. Accordingly, subject to the second sentence of Section 5.2(b), the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Company Share Issuance), in addition to any other remedy to which they are entitled at Law or in equity. Each party further waives any (a) defense in any action, suit, litigation, dispute or proceeding for specific performance that a remedy at Law would be adequate and (b) requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision hereof is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 6.13 Confidential Supervisory Information. Notwithstanding any other provision herein, no disclosure, representation or warranty shall be made (or other action taken) pursuant hereto that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to the extent prohibited by Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 6.13 apply in order that those limitations do not have the effect of misleading any party hereto.
Section 6.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature hereto or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party forever waives any such defense.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first herein above written.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Chairman, President and Chief
Executive Officer
[Signature Page to Investment Agreement]

CB LAKER BUYER L.P.

By:	CB LAKER GP LLC, its general partner
By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory
[Signature Page to Investment Agreement]

Exhibit A

Form of Warrant

[See attached.]

Exhibit B

Equity Commitment Letter

[See attached.]

Exhibit C

Limited Guarantee

[See attached.]

Exhibit D

Form of Registration Rights Agreement

[See attached.]

Exhibit E

Form of Articles Supplementary of the Non-Voting Common Equivalent Stock

[See attached.]

Annex D
BANC OF CALIFORNIA, INC.

ARTICLES OF AMENDMENT
Banc of California, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Paragraph 1 of Section F of Article 6 of the charter of the Corporation is hereby amended and restated in full as follows:
“1. Notwithstanding any other provision of the Charter (but subject to the penultimate sentence of this paragraph 1 of Section F of Article 6), in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Common Stock (the “Limit”), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit. Notwithstanding any other provision of the Charter, WP CLIPPER GG 14 L.P., an Exempted Limited Partnership registered in the Cayman Islands, WP CLIPPER FS II L.P., an Exempted Limited Partnership registered in the Cayman Islands, and each of their respective affiliates (but not any other stockholder of the Corporation) are exempt from the application of Section F of Article 6 (other than paragraph 4 thereof). For purposes of the penultimate sentence of this paragraph 1 of Section F of Article 6 only, an “affiliate” of a specified person shall mean any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that, solely for such purpose, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person.”
SECOND: The amendment to the charter of the Corporation as set forth above was duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law and by the charter of the Corporation.
THIRD: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that to the best of his knowledge, information and belief these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature page follows]
D-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chairman, Chief Executive Officer and President and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer as of the [•] day of [•], [•].
ATTEST:	BANC OF CALIFORNIA, INC.

By:
Ido Dotan	Jared Wolff
Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer	Chairman, Chief Executive Officer and President
D-2

Annex E

CONFIDENTIAL
BANC OF CALIFORNIA, INC.

ARTICLES SUPPLEMENTARY

NON-VOTING COMMON EQUIVALENT STOCK
Banc of California, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article 6 of the charter of the Corporation currently in effect (as amended, supplemented and/or restated from time to time, the “Charter”), and § 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation, by duly adopted resolutions, classified and designated [•] shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of “Non-Voting Common Equivalent Stock” of the Corporation, par value $0.01 per share, with the following preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, which, upon any restatement of the Charter, shall become part of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:
Section I. Designation and Amount.
A series of Preferred Stock designated as the “Non-Voting Common Equivalent Stock” (“Non-Voting Common Equivalent Stock”) is hereby established. The total number of authorized shares of Non-Voting Common Equivalent Stock shall be [•].
Section II. Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:
“Adjustment Event” has the meaning specified in Section VII(a).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (as used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise).
“Applicable Conversion Rate” means, for each share of Non-Voting Common Equivalent Stock, the number of shares of Voting Common Stock equal to the quotient of the Base Price divided by the then-applicable Conversion Price, subject to adjustment pursuant to Section VII(i) for any applicable event occurring subsequent to the initial determination of the Applicable Conversion Rate.
“Articles Supplementary” means these Articles Supplementary.
“Base Price” means $12.30.
“BHCA Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday, Sunday or other day on which banking institutions in the city of Los Angeles California, are required or authorized by Law to be closed.
“Charter” means the charter the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Class of Voting Security” shall be interpreted in a manner consistent with how “class of voting shares” is defined in 12 C.F.R. Section 225.2(q)(3) or any successor provision.

“Closing Date” means the date that any shares of Non-Voting Common Equivalent Stock are first issued.
“Closing Price” of the Voting Common Stock (or other relevant capital stock or equity interest) on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE on such date. If the Voting Common Stock (or other relevant capital stock or equity interest) is not traded on the NYSE on any date of determination, the Closing Price of the Voting Common Stock (or other relevant capital stock or equity interest) on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or if the Voting Common Stock (or other relevant capital stock or equity interest) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Voting Common Stock (or other relevant capital stock or equity interest) in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Voting Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.
For purposes of these Articles Supplementary, all references herein to the “Closing Price” and “last reported sale price” of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE shall be such closing sale price and last reported sale price as reflected on the website of the NYSE (http://www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the NYSE and as reported by Bloomberg Professional Service, the closing sale price and last reported sale price on the website of the NYSE shall govern.
“Common Equivalent Dividend Amount” has the meaning specified in Section IV(a).
“Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.
“Conversion Date” means the date on which any shares of Non-Voting Common Equivalent Stock shall become convertible into any shares of Voting Common Stock pursuant to Section III(a).
“Conversion Price” means, for each share of Non-Voting Common Equivalent Stock, the Base Price, as the same may be adjusted from time to time in accordance with the terms of these Articles Supplementary; provided that the Conversion Price for any share of Non-Voting Common Equivalent Stock issued pursuant to the Warrant shall at the time of issuance also be adjusted for the cumulative effect of all events occurring on or after the date hereof and prior to such time of issuance for which no adjustment was made in accordance with the terms of these Articles Supplementary to the Conversion Price for shares of Non-Voting Common Equivalent Stock outstanding at the time of such event(s) (including amounts for which no adjustment was made pursuant to Section VII(f)(i)).
“Convertible Transfer” means a transfer by the Holder (i) to the Corporation; (ii) in a widespread public distribution; (iii) in a private sale in which no purchaser (or group of associated purchasers) would receive two percent (2%) or more of the outstanding securities of any Class of Voting Securities of the Corporation; or (iv) to a purchaser that would control more than fifty percent (50%) of every Class of Voting Securities of the Corporation without any transfer from the Holder.
“Current Market Price” means, on any date, the average of the daily Closing Price per share of the Voting Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Conversion Price pursuant to Section VII.
“Corporation” means Banc of California, Inc.
“Exchange Property” has the meaning specified in Section VII(i).
“Ex-Date”, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Conversion Price pursuant to Section VII means the first date on which the applicable Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.

“Government Entity” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental entity of any nature (including any governmental agency, branch, department, official, committee or entity and any court or other tribunal), whether foreign or domestic; or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal and self-regulatory organizations.
“Holder” means the Person in whose name any shares of Non-Voting Common Equivalent Stock are registered, which may be treated by the Corporation as the absolute owner of such shares of Non-Voting Common Equivalent Stock for the purpose of making payment and settling conversion and for all other purposes.
“Investment Agreement” means the separate investment agreements, by and between the Corporation and the investor parties thereto, dated as of July 25, 2023 (as amended, supplemented or restated from time to time).
“Law” means, with respect to any Person, any legal, regulatory and administrative laws, statutes, rules, Orders and regulations applicable to such Person.
“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.
“MGCL” means the Maryland General Corporation Law, as amended from time to time.
“Non-BHCA Affiliate” means a Person that is both (a) not the initial Holder of the instrument or a Holder as a result of an agreement entered into between such Holder and the initial Holder of the instrument prior to [•][1] and (b) not a BHCA Affiliate of (i) the Holder of the instrument or (ii) a Person described in clause (a).
“Non-Voting Common Equivalent Stock” has the meaning specified in Section I.
“Non-Voting Common Stock” means, if any, the Non-Voting Common Stock, par value $0.01 per share, of the Corporation authorized by the Corporation on or after the date hereof.
“NYSE” means the New York Stock Exchange.
“Order” means any applicable order, injunction, judgment, decree, ruling, or writ of any Government Entity.
“Preferred Stock” has the meaning set forth in the Charter.
“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Sections 13(d)(3) and 14(d) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Voting Common Stock have the right to receive any cash, securities or other property or in which the Voting Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Voting Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee of the Board or by Law, contract or otherwise).
“Reorganization Event” has the meaning specified in Section VII(c).
“Subject CE Share” has the meaning specified in Section III(a)(i).
“Trading Day” means a day on which the shares of Common Stock:
(i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and
(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.
“Voting Common Stock” means the voting common stock, $0.01 par value per share, of the Corporation authorized by the Corporation on or after the date hereof.
[1]	Insert the Closing Date.

“Voting Security” has the meaning set forth in 12 C.F.R. Section 225.2(q) or any successor provision.
“Warrant” has the meaning set forth in the Investment Agreement.
Section III. Conversion.
(a) Conversion upon Convertible Transfer.
(i) The shares of Non-Voting Common Equivalent Stock shall not be convertible into any other class of capital stock of the Corporation, except in accordance with this Section III. On the terms and in the manner set forth in this Section III, but subject to the restrictions set forth in Section 4.1 and Section 4.2 of the Investment Agreement, upon the consummation of any Convertible Transfer to a Person that is a Non-BHCA Affiliate, each share of Non-Voting Common Equivalent Stock subject to such Convertible Transfer (each, a “Subject CE Share”) shall automatically convert into a number of shares of Voting Common Stock equal to the Applicable Conversion Rate.
(ii) On the Conversion Date, the Corporation shall effect the conversion of the Subject CE Shares by delivering the shares of Voting Common Stock so converted pursuant to Section III(a)(i).
(b) Prior to the close of business on any applicable Conversion Date, the shares of Voting Common Stock issuable upon conversion of any shares of Non-Voting Common Equivalent Stock pursuant to Section III(a) shall not be deemed outstanding for any purpose, and the Holders shall have no rights with respect to the Voting Common Stock (including voting rights, rights to respond to tender offers for the Voting Common Stock and rights to receive any dividends or other distributions on the Voting Common Stock) by virtue of holding shares of Non-Voting Common Equivalent Stock, except as otherwise expressly set forth in these Articles Supplementary.
(c) Effective immediately prior to the close of business on any applicable Conversion Date, the rights of the Holders with respect to the shares of the Non-Voting Common Equivalent Stock so converted shall cease and the Persons entitled to receive shares of Voting Common Stock upon the conversion of such shares of Non-Voting Common Equivalent Stock shall be treated for all purposes as having become the record and beneficial owners of such shares of Voting Common Stock. In the event that the Holders shall not by written notice to the Corporation designate the name in which shares of Voting Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Non-Voting Common Equivalent Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holders and in the manner shown on the records of the Corporation.
(d) No fractional shares of Voting Common Stock shall be issued upon any conversion of shares of Non-Voting Common Equivalent Stock. If more than one share of Non-Voting Common Equivalent Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Voting Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Non-Voting Common Equivalent Stock so surrendered. Instead of any fractional shares of Voting Common Stock that would otherwise be issuable upon conversion of any Subject CE Share, the Corporation shall pay an amount in cash (rounded to the nearest cent) equal to the fractional share of Voting Common Stock that otherwise would be issuable hereunder, multiplied by the Closing Price of the Voting Common Stock determined as of the second Trading Day immediately preceding the applicable Conversion Date.
(e) All shares of Voting Common Stock which may be issued upon conversion of the shares of Non-Voting Common Equivalent Stock will, upon issuance by the Corporation, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than transfer restrictions imposed under applicable securities Laws) and not issued in violation of any preemptive right or Law.
(f) Effective immediately prior to the Conversion Date, dividends or distributions shall no longer be declared on any Subject CE Shares and such shares shall cease to be outstanding, in each case, subject to the rights of a Holder to receive any declared and unpaid dividends or distributions on such shares and any other payments to which they are otherwise entitled pursuant to Section IV or Section VII.

Section IV. Dividend Rights.
(a) From and after the Closing Date to (but excluding) the applicable Conversion Date, (i) the Holders shall be entitled to receive, when, as and if declared by the Board or any duly authorized committee of the Board (but only out of assets legally available therefor and solely to the extent that any cash dividend payments are paid out of the Corporation’s net income or retained earnings) all cash dividends or distributions (including regular quarterly dividends or distributions) declared and paid or made in respect of the shares of Voting Common Stock, at the same time and on the same terms as holders of Voting Common Stock, in an amount per share of Non-Voting Common Equivalent Stock equal to the product of (x) the Applicable Conversion Rate then in effect and (y) any per share dividend or distribution, as applicable, declared and paid or made in respect of each share of Voting Common Stock (the “Common Equivalent Dividend Amount”), and (ii) the Board or any duly authorized committee thereof may not declare and pay any cash dividend or make any cash distribution in respect of Voting Common Stock unless the Board or any duly authorized committee of the Board declares and pays to the Holders, at the same time and on the same terms as holders of Voting Common Stock, the Common Equivalent Dividend Amount per share of Non-Voting Common Equivalent Stock. Notwithstanding any provision in this Section IV(a) to the contrary, no Holder of a share of Non-Voting Common Equivalent Stock shall be entitled to receive any dividend or distribution made with respect to the Voting Common Stock where the Record Date for determination of holders of Voting Common Stock entitled to receive such dividend or distribution occurs prior to the date of issuance of such share of Non-Voting Common Equivalent Stock. The foregoing shall not limit or modify the rights of any Holder to receive any dividend or other distribution pursuant to Section VII.
(b) Each dividend or distribution declared and paid pursuant to Section IV(a) will be payable to Holders of record of shares of Non-Voting Common Equivalent Stock as they appear in the records of the Corporation at the close of business on the same day as the Record Date for the corresponding dividend or distribution to the holders of shares of Voting Common Stock.
(c) Except as set forth in these Articles Supplementary, the Corporation shall have no obligation to pay, and the holders of shares of Non-Voting Common Equivalent Stock shall have no right to receive, dividends or distributions at any time, including with respect to dividends or distributions with respect to Parity Securities or any other class or series of authorized Preferred Stock. To the extent the Corporation declares dividends or distributions on the Non-Voting Common Equivalent Stock and on any Parity Securities but does not make full payment of such declared dividends or distributions, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Non-Voting Common Equivalent Stock and the holders of any Parity Securities then outstanding. For purposes of calculating the allocation of partial dividend payments, the Corporation will allocate dividend payments on a pro rata basis among the Holders and the holders of any Parity Securities so that the amount of dividends or distributions paid per share on the shares of Non-Voting Common Equivalent Stock and such Parity Securities shall in all cases bear to each other the same ratio that payable dividends or distributions per share on the shares of the Non-Voting Common Equivalent Stock and such Parity Securities (but without, in the case of any noncumulative Preferred Stock, accumulation of dividends or distributions for prior dividend periods) bear to each other. The foregoing right shall not be cumulative and shall not in any way create any claim or right in favor of Holders in the event that dividends or distributions have not been declared or paid in respect of any prior calendar quarter.
(d) No interest or sum of money in lieu of interest will be payable in respect of any dividend payment or payments on shares of Non-Voting Common Equivalent Stock or on such Parity Securities that may be in arrears.
(e) Holders shall not be entitled to any dividends or distributions, whether payable in cash, securities or other property, other than dividends or distributions (if any) declared and payable on shares of Non-Voting Common Equivalent Stock as specified in these Articles Supplementary.
(f) Notwithstanding any provision in these Articles Supplementary to the contrary, Holders shall not be entitled to receive any dividends or distributions on any shares of Non-Voting Common Equivalent Stock on or after the applicable Conversion Date in respect of such shares of Non-Voting Common Equivalent Stock that have been converted as provided herein, except to the extent that any such dividends or distributions have been declared by the Board or any duly authorized committee of the Board and the Record Date for such dividend occurs prior to such applicable Conversion Date.

Section V. Voting.
(a) Notwithstanding any stated or statutory voting rights, except as set forth in Section V(b), the Holders shall not be entitled to vote (in their capacity as Holders) on any matter submitted to a vote of the stockholders of the Corporation.
(b) So long as any shares of Non-Voting Common Equivalent Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote, given in person or by proxy, at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Non-Voting Common Equivalent Stock, voting as a single and separate class, amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions, other than a Reorganization Event pursuant to which the Non-Voting Common Equivalent Stock is treated in accordance with Section VII(i)) any provision of (i) these Articles Supplementary or (ii) the Charter, in either case, that would alter, modify or change the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock so as to, or in a manner that would, significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock; provided, however, that (x) any increase in the amount of the authorized or issued Non-Voting Common Equivalent Stock or any securities convertible into Non-Voting Common Equivalent Stock or (y) the creation and issuance, or an increase in the authorized or issued amount, of any series of Preferred Stock, or any securities convertible into Preferred Stock, ranking equal with and/or junior to the Non-Voting Common Equivalent Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the Corporation’s liquidation, dissolution or winding up, in either case, will not, in and of itself, be deemed to significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock and the Holders will have no right to vote their shares of Non-Voting Common Equivalent Stock solely by reason of such an increase, creation or issuance.
(c) Notwithstanding the foregoing, the Holders shall not have any voting rights set out in Section V(b) if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of Non-Voting Common Equivalent Stock shall have been converted into shares of Voting Common Stock.
Section VI. Rank; Liquidation.
(a) The Non-Voting Common Equivalent Stock shall, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the Common Stock with respect to dividends or distributions (including regular quarterly dividends) declared by the Board and rights upon any liquidation, dissolution, winding up or similar proceeding of the Corporation, as provided in the Charter (collectively, such securities, the “Parity Securities”).
(b) For purposes of this Section VI, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or Person or the merger, consolidation or any other business combination of any other corporation or Person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section VII. Adjustments.
(a) The Conversion Price shall be subject to the adjustments described in this Section VII (each such event set forth in clauses (b) through (i), an “Adjustment Event”).
(b) Stock Dividends and Distributions. If the Corporation pays dividends or other distributions on the Common Stock in shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such dividend or distribution by the following fraction:

Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to Ex-Date for such dividend or distribution.
OS1 =
the sum of (x) the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution, plus (y) the total number of shares of Voting Common Stock issued in such dividend or distribution.

The adjustment pursuant to this clause (b) shall become effective at 9:00 a.m., New York City time on the Ex-Date for such dividend or distribution. For the purposes of this clause (b), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any dividend or distribution described in this clause (b) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.
(c) Subdivisions, Splits and Combinations of Common Stock. If the Corporation subdivides, splits or combines the shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the effective date of such share subdivision, split or combination by the following fraction:

Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.
OS1 =	the number of shares of Voting Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.
The adjustment pursuant to this clause (c) shall become effective at 9:00 a.m., New York City time on the effective date of such subdivision, split or combination. For the purposes of this clause (c), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any subdivision, split or combination described in this clause (c) is announced but the outstanding shares of Voting Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to subdivide, split or combine the outstanding shares of Voting Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(d) Issuance of Stock Purchase Rights. If the Corporation issues to all or substantially all holders of the shares of Voting Common Stock or Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Voting Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:

Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such distribution.
X =	the total number of shares of Voting Common Stock issuable pursuant to such rights or warrants.
Y =
the number of shares of Voting Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.

Any adjustment pursuant to this clause (d) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (d), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. The Corporation shall not issue any such rights or warrants in respect of shares of the Voting Common Stock held in treasury by the Corporation. In the event that such rights or warrants described in this clause (d) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Voting Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Voting Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board).
(e) Debt or Asset Distributions. If the Corporation distributes to all or substantially all holders of shares of Voting Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (b) above, any rights or warrants referred to in clause (d) above, any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:

Where,
SP0 =	the Current Market Price per share of Voting Common Stock on such date.
FMV =	the fair market value of the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall receive on the date on which such distribution is made to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of such distribution such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.
In a “spin-off”, where the Corporation makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, if a Holder did not participate in such distribution with respect to such shares of Non-Voting Common Equivalent Stock as provided for in Section IV, the Conversion Price with respect to such share held by such Holder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:

Where,
MP0 =	the average of the Closing Prices of the Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.
MPs =
the average of the Closing Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board.

Any adjustment pursuant to this clause (e) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (e) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.
(f) Cash Distributions. If the Corporation makes a distribution consisting exclusively of cash to all holders of Voting Common Stock, excluding (i) any cash dividend on the Common Stock to the extent a corresponding cash dividend is paid on the Non-Voting Common Equivalent Stock pursuant to Section IV(a), (ii) any cash that is distributed in a Reorganization Event or as part of a “spin-off” referred to in clause (e) above, (iii) any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding-up, and (iv) any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

Where,
SP0 =	the Closing Price per share of Voting Common Stock on the Trading Day immediately preceding the Ex-Date.
DIV =	the amount per share of Voting Common Stock of the cash distribution, as determined pursuant to the introduction to this clause (f).

In the event that any distribution described in this clause (f) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.
Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of cash such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.
(g) Self-Tender Offers and Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Voting Common Stock where the cash and the value of any other consideration included in the payment per share of the Voting Common Stock exceeds the Closing Price per share of the Voting Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:

Where,
SP0 =	the Closing Price per share of Voting Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.
OS1=	the number of shares of Voting Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).
AC =	the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board.
Any adjustment made pursuant to this clause (g) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Corporation or one of its subsidiaries is obligated to purchase shares of Voting Common Stock pursuant to any such tender offer or exchange offer, but the Corporation or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.
(h) Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Non-Voting Common Equivalent Stock, the Holders will receive, in addition to the shares of Voting Common Stock, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the shares of Voting Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of Voting Common Stock as described in clause (e) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
(i) Reorganization Events.
(i) Upon the occurrence of a Reorganization Event prior to an applicable Conversion Date, each share of Non-Voting Common Equivalent Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, shall automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such Reorganization Event by a holder (other than the counterparty to the Reorganization Event or an Affiliate of such other party) of the number of shares of Voting Common Stock into which such share of Non-Voting Common Equivalent Stock was convertible immediately prior to such Reorganization Event in exchange for such shares of Non-Voting Common Equivalent Stock (such securities, cash, and other property, the “Exchange Property”); provided that, to the extent receipt of any Exchange Property would be prohibited by Law or would require the Holder to obtain any consent, authorization, approval, license or permit of any Governmental Entity to acquire or hold the Exchange Property, then the portion of the Non-Voting Common Equivalent Stock of such Holder that such Holder is prohibited by Law or requires such action to acquire or hold shall instead either (A) convert into a substantially identical non-voting security (with commensurate voting powers and conversion rights as the Non-Voting Common Equivalent Stock hereunder) of the entity surviving such Reorganization Event or other entity in which holders of shares of Voting Common Stock receive securities in connection with such Reorganization Event or (B) if proper provision is not made to give effect to the foregoing subclause (A), remain outstanding without any alterations to the terms thereof and be convertible into the Exchange Property.
(ii) A “Reorganization Event” shall mean:
(1) any consolidation, merger, conversion or other similar business combination of the Corporation with or into another Person, in each case, pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;
(2) any sale, transfer, lease, or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its subsidiaries, taken as a whole, in each case pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;
(3) any reclassification of the Voting Common Stock into securities other than the Voting Common Stock; or
(4) any statutory exchange of all of the outstanding shares of Voting Common Stock for securities of another Person (other than in connection with a merger or acquisition).
(iii) In the event that holders of the shares of the Voting Common Stock have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Corporation shall ensure that the Holders have the same opportunity to elect the form of consideration in accordance with the same procedures and pro ration mechanics that apply to the election to be made by the holders of the Voting Common Stock. The amount of Exchange Property receivable upon conversion of any Non-Voting Common Equivalent Stock shall be determined based upon the Conversion Price in effect on the date on which such Reorganization Event is consummated.
(iv) The provisions of this Section VII(i) shall similarly apply to successive Reorganization Events or any series of transactions that results in a Reorganization Event and the provisions of Section VII(i) shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.
(v) The Corporation (or any successor) shall, at least twenty (20) days prior to the occurrence of any Reorganization Event, use reasonable best efforts to provide written notice to the Holders of the anticipated occurrence of such event and of the type and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section VII.
(vi) The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for the conversion of the Non-Voting Common Equivalent Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section VII(i).
(j) No adjustment to the Conversion Price for a share of Non-Voting Common Equivalent Stock shall be made for such share of Non-Voting Common Equivalent Stock if the Holder thereof has participated in the transaction that would otherwise give rise to an adjustment with respect to such share of Non-Voting Common Equivalent Stock, as a result of holding such shares of Non-Voting Common Equivalent Stock at the time of such transaction (including pursuant to Section IV), without having to convert such shares of Non-Voting Common Equivalent Stock, as if they held the full number of shares of Voting Common Stock into which each such share of the Non-Voting Common Equivalent Stock held by them may then be converted.

(k) Notwithstanding anything to the contrary herein, an Adjustment Event shall not allow the Holder to acquire a higher percentage of any Class of Voting Securities of the Corporation than the Holder and its BHCA Affiliates beneficially owned immediately prior to such Adjustment Event.
Section VIII. Reports as to Adjustments.
(a) Whenever the number of shares of Voting Common Stock into which the shares of the Non-Voting Common Equivalent Stock are convertible is adjusted as provided in Section VII, the Corporation shall promptly, but in any event within ten (10) days thereafter, compute such adjustment and furnish to the Holders a notice stating the number of shares of Voting Common Stock into which each share of the Non-Voting Common Equivalent Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective. Amounts resulting from any calculation hereunder will be rounded to the nearest 1/10,000th.
Section IX. Reservation of Stock.
(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued Voting Common Stock or shares acquired or created by the Corporation, solely for issuance upon the conversion of shares of Non-Voting Common Equivalent Stock as provided in these Articles Supplementary, free from any preemptive or other similar rights, such number of shares of Voting Common Stock as shall from time to time be issuable upon the conversion of all the shares of Non-Voting Common Equivalent Stock then outstanding.
(b) The Corporation hereby covenants and agrees that, for so long as shares of the Voting Common Stock are listed on the NYSE or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed that number of shares of Voting Common Stock issuable upon conversion of shares of all the Non-Voting Common Equivalent Stock then outstanding.
Section X. Exclusion of Other Rights.
The shares of Non-Voting Common Equivalent Stock shall not have any voting powers except as expressly described herein, and, except as may otherwise be required by Law, shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as these Articles Supplementary may be amended from time to time) and in the Charter. The shares of Non-Voting Common Equivalent Stock shall have no preemptive or subscription rights.
Section XI. Severability of Provisions.
If any voting powers, preferences or relative, participating, optional or other special rights of the Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as these Articles Supplementary may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of Law, all other voting powers, preferences and relative, participating, optional and other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof unless so expressed herein.
Section XII. Cancellation of Non-Voting Common Equivalent Stock.
Any shares of Non-Voting Common Equivalent Stock that have been duly converted in accordance with these Articles Supplementary, or reacquired by the Corporation, shall be cancelled promptly thereafter and revert to authorized but unissued shares of Preferred Stock undesignated as to series. Such shares may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock. The Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Non-Voting Common Equivalent Stock solely in accordance with the foregoing.

Section XIII. Additional Authorized Shares.
Notwithstanding anything set forth in the Charter or these Articles Supplementary to the contrary, the Board or any authorized committee of the Board, without the vote of the Holders, may increase or decrease the number of authorized shares of Non-Voting Common Equivalent Stock or other stock ranking junior or senior to, or on parity with, the Non-Voting Common Equivalent Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
Section XIV. Determinations.
The Corporation shall have the sole right to make all calculations called for hereunder. Absent fraud or manifest error, such calculations shall be final and binding on all Holders. The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board, shall be final and conclusive unless clearly inconsistent with the intent hereof. Amounts resulting from any calculation will be rounded, if necessary, to the nearest one ten-thousandth, with five one-hundred thousandths being rounded upwards.
Section XV. No Redemption.
The Corporation may not, at any time, redeem the outstanding shares of the Non-Voting Common Equivalent Stock, other than as otherwise expressly set forth in Section VII.
Section XVI. Maturity.
The Non-Voting Common Equivalent Stock shall be perpetual, unless converted in accordance with these Articles Supplementary.
Section XVII. Repurchases.
Subject to the limitations imposed herein, the Corporation may purchase and sell shares of Non-Voting Common Equivalent Stock from time to time to such extent, in such manner, and upon such terms as the Board or any duly authorized committee of the Board may determine.
Section XVIII. No Sinking Fund.
Shares of Non-Voting Common Equivalent Stock are not subject to the operation of a sinking fund.
Section XIX. Notices.
All notices, demands or other communications to be given hereunder shall be in writing and shall be deemed to have been given (a) on the date of delivery if delivered personally to the recipient, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to (i) if to the Corporation, Banc of California, Inc., 3 MacArthur Place, Santa Ana, California 92707, Attention: Chief Executive Officer, Email: jared.wolff@bancofcal.com; with a copy to: General Counsel, Email: ido.dotan@bancofcal.com or (ii) if to any Holder or holder of Voting Common Stock, as the case may be, to such Holder or holder at the address listed in the stock record books of the Corporation, or, in each case, such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.
Section XX. Taxes.
(a) The Corporation and each Holder shall bear their own costs, fees and expenses in connection with any conversion contemplated by Section III(a), except that the Corporation shall pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock or other securities issued on account of Non-Voting Common Equivalent Stock pursuant hereto, including in connection with any conversion contemplated by Section III(a); provided that the Corporation shall not be required to pay any such tax that may be payable in connection with any conversion contemplated by Section III(a) to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Corporation or has established to the satisfaction of the Corporation that such taxes have been paid or are not payable.
(b) The Corporation and each Holder agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Corporation nor any Holder shall treat the Non-Voting Common Equivalent Stock as such for United States federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.
Section XXI. No Stock Certificates.
Notwithstanding anything to the contrary contained in these Articles Supplementary, no shares of Non-Voting Common Equivalent Stock shall be issued in physical, certificated form. All shares of Non-Voting Common Equivalent Stock shall be evidenced by book-entry on the record books maintained by the Corporation or its transfer agent.
Section XXII. Transfers.
The shares of Non-Voting Common Equivalent Stock are subject to the restrictions on transfer set forth in the Investment Agreement. Any purported transfer in violation of such restrictions shall be null and void.
SECOND: The shares of Non-Voting Common Equivalent Stock have been classified and designated by the Board under the authority contained in the Charter.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FOURTH: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman, Chief Executive Officer and President and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer on this [•] day of [•].
BANC OF CALIFORNIA, INC.

By:
	Name:	Jared Wolff
	Title:	Chairman, Chief Executive Officer and President
ATTEST:

By:
	Name:	Ido Dotan
	Title:	Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer
[Signature Page to Articles Supplementary]

Annex F

CONFIDENTIAL
THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE SECURITIES LAWS.
THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF [•], 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
WARRANT

to purchase

[•]1

Shares of Non-Voting Common Equivalent Stock of

Banc of California, Inc.
a Maryland Corporation
No. 01	Issue Date: [•]
[1]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 60%.

Index of Defined Terms
Page
affiliate	F-4
Applicable Price	F-4
Appraisal Procedure	F-4
Articles Supplementary	F-4
Business Combination	F-4
business day	F-4
Company	F-6
Convertible Transfer	F-4
Excluded Stock	F-4
Exercise Price	F-5
Expiration Time	F-6
Fair Market Value	F-5
Group	F-5
Investment Agreement	F-5
Issue Date	F-5
Mandatory Exercise Price	F-5
Market Price	F-5
Non-Voting Common Equivalent Stock	F-5
Notice of Exercise	F-5
person	F-5
Share Recipient	F-8
Shares	F-6
Subject Record Date	F-12
Transfer	F-5
Warrant	F-6
Warrant Certificate	F-6
Warrantholder	F-6

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.
“affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that if the Warrantholder is controlled by a private equity sponsor or similar investment firm, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry), or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in any Purchaser, of or related to or affiliated with or managed by such sponsor or firm. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.
“Applicable Price” means the applicable Conversion Price (as defined in the Articles Supplementary), as adjusted from time to time pursuant to the Articles Supplementary; provided that the Applicable Price shall also be adjusted as set forth in Section VII of the Articles Supplementary, without duplication, for the cumulative effect of all events occurring on or after the issuance of this Warrant and prior to the date the Warrant has been exercised in full for which no adjustment was made to the Conversion Price under the Articles Supplementary.
“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the Company and one chosen by the Warrantholder, shall mutually agree upon the determinations then the subject of appraisal. Each party shall deliver a notice to the other appointing its appraiser within fifteen (15) days after the Appraisal Procedure is invoked. If within thirty (30) days after appointment of the two appraisers they are unable to mutually agree upon the amount in question, a third independent appraiser shall be chosen within ten (10) days thereafter by the mutual agreement of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser, such appointment shall be made by the American Arbitration Association, or any organization successor thereto, from a panel of arbitrators having experience in the appraisal of the subject matter to be appraised. The decision of the third appraiser so appointed and chosen shall be given within thirty (30) days after the selection of such third appraiser. If three appraisers shall be appointed and the determination of one appraiser is disparate from the middle determination by more than twice the amount by which the other determination is disparate from the middle determination, then the determination of such appraiser shall be excluded, the remaining two determinations shall be averaged and such average shall be binding and conclusive on the Company and the Warrantholder; otherwise, the average of all three determinations shall be binding and conclusive on the Company and the Warrantholder. The costs of conducting any Appraisal Procedure shall be borne by the Company; provided that, if the final determination of the appraisers is less than the fair market value determination of the Board of Directors, then such costs shall be borne solely by the Warrantholder.
“Articles Supplementary” means the Articles Supplementary of the Non-Voting Common Equivalent Stock, filed with the Maryland Department of Assessments and Taxation, Business Services Division on [ ], effective as of [ ].
“Business Combination” means, whether in a single transaction or series of related transactions, a merger, division, consolidation, share exchange, reorganization, sale of all or substantially all of the Company’s assets to another person or similar transaction (which may include a reclassification) involving the Company (other than the Mergers).
“business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed.
“Convertible Transfer” means shall have the meaning set forth in the Articles Supplementary.
“Excluded Stock” means (i) shares of Voting Common Stock issued by the Company as a stock dividend payable in shares of Voting Common Stock, or upon any subdivision or split-up of the outstanding shares of Voting Common Stock, in each case, which is subject to Section VII(b) of the Articles Supplementary, or upon conversion of securities (but not the issuance of such securities convertible or exchangeable into Voting Common Stock which will be subject to the provision of Section 15(b)), (ii) shares of Voting Common Stock to be issued in good faith to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries pursuant to options, restricted stock units, other equity-based awards or other compensatory arrangements approved by the Board of Directors in the ordinary course of providing equity compensation awards, (iii) any shares of Voting Common Stock issued upon conversion of the Non-Voting Common Equivalent Stock, (iv) any shares issued upon the conversion of the Shares issued under this Warrant or the Other Warrant, (v) any shares of Voting Common Stock or preferred stock of the Company issued pursuant to the Merger Agreement, (vi) any other securities exercisable or exchangeable for or convertible into shares of Voting Common Stock issued and outstanding on the date hereof; provided that, in the case of this clause (vi), such securities have not been amended subsequent to the issuance of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (vii) any shares of capital stock issued or sold to the Warrantholder or any of its Affiliates.
“Exercise Price” means $15.375; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith in reliance on advice received by the Board of Directors from a nationally recognized independent investment banking firm retained by the Company for the purpose of determining the fair market value of shares of the Non-Voting Common Equivalent Stock and certified in a resolution to the Warrantholder. If the Warrantholder does not accept the Board of Director’s calculation of fair market value and the Warrantholder and the Company are unable to agree on fair market value, the Appraisal Procedure shall be used to determine fair market value.
“Group” means a group as contemplated by Section 13(d)(3) of the Exchange Act.
“Investment Agreement” means the Investment Agreement, dated as of July 25, 2023, as it may be amended from time to time, among the Company, WP CLIPPER GG 14 L.P. and WP CLIPPER FS II L.P..
“Issue Date” means the date first set forth above opposite the heading Issue Date.
“Mandatory Exercise Price” means $24.60; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Market Price” means, with respect to (1) the Non-Voting Common Equivalent Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Non-Voting Common Equivalent Stock on the principal exchange or market on which the Non-Voting Common Equivalent Stock is so listed or quoted, (b) if the Non-Voting Common Equivalent Stock is not so publicly traded, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (c) if neither the foregoing clause (a) nor clause (b) applies, the Fair Market Value of a share of the Non-Voting Common Equivalent Stock and (2) the Voting Common Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (b) if the foregoing clause (a) does not apply, the Fair Market Value of a share of the Voting Common Stock. “Market Price” shall be determined without reference to after-hours or extended-hours trading.
“Non-Voting Common Equivalent Stock” means Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company.
“Notice of Exercise” means a duly completed and executed Notice of Exercise, the form of which is annexed hereto.
“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means to sell, transfer, make any short sale of, loan, grant any option for the purchase of or interest in or otherwise dispose of this Warrant or any rights hereunder; provided, however, that a pledge or other encumbrance of this Warrant or any rights hereunder that creates a mere security interest in this Warrant or any rights hereunder shall not constitute a Transfer.

“Warrant” means this Warrant issued pursuant to the Investment Agreement.
“Warrant Certificate” means this certificate evidencing this Warrant.
“Warrantholder” means the person who shall from time to time own this Warrant, including any transferee thereof.
2. Number of Shares; Persons Entitled to Exercise Warrant. On the terms and subject to the conditions, requirements and procedures set forth herein, Banc of California, Inc. a Maryland corporation (the “Company”), hereby certifies that, unless this Warrant has been earlier redeemed, surrendered, cancelled or exercised in full, for value received, this Warrant is exercisable in whole at any time or in part from time to time, for, in the aggregate, [•]2 duly authorized, validly issued, fully-paid and nonassessable shares of Non-Voting Common Equivalent Stock (“Shares”), as such number may be adjusted in accordance with the terms of this Warrant, free and clear of all Liens (other than transfer restrictions imposed under the Investment Agreement, this Warrant or applicable securities Laws), by the Warrantholder. The number of Shares, the Exercise Price and the Mandatory Exercise Price are subject to adjustment as provided herein and in the Articles Supplementary, and all references to “Shares,” “Exercise Price” and “Mandatory Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments. If this Warrant is transferred in a Convertible Transfer to any person for whom the underlying Non-Voting Common Equivalent Stock would automatically convert into Voting Common Stock pursuant to Section III(a) of the Articles Supplementary if transferred directly, then, notwithstanding anything to the contrary in this Warrant, this Warrant shall be exercisable by such person in whole at any time or in part from time to time for the number of Voting Common Shares into which the Shares would be convertible pursuant to the Articles Supplementary at the time of exercise, and the remaining terms of this Warrant shall apply to such exercise mutatis mutandis.
3. Exercise of Warrant; Term.
(a) On the terms and subject to the conditions, requirements and procedures set forth herein, prior to 5:00 p.m. (Los Angeles time) on the seven (7) year anniversary of the Issue Date (the “Expiration Time”):
(i) this Warrant may be exercised by the Warrantholder, in whole or in part, from time to time, at any time after 9:00 a.m., Los Angeles time, on the Issue Date by (x) the delivery by the Warrantholder to the Company of a Notice of Exercise and (y) if applicable, payment by the Warrantholder to the Company of the Exercise Price for the Shares specified in such Notice of Exercise pursuant to Section 3(b); and
(ii) this Warrant shall be automatically exercised in full for Shares in the event the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price for twenty (20) or more trading days during any thirty (30)-consecutive trading day period of the NYSE or, if the NYSE is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted, and the Warrantholder shall remit to the Company the Exercise Price for the Shares pursuant to Section 3(b).
(b) Payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be effected by the Company withholding, from the Shares that would otherwise be delivered to the Warrantholder upon such exercise, an amount of Shares equal in value to the aggregate Exercise Price in respect of the Shares as to which this Warrant is so exercised, based on, in the case of an exercise pursuant to (A) Section 3(a)(i), the Market Price on the business day immediately prior to the date on which this Warrant is exercised or (B) Section 3(a)(ii), the Mandatory Exercise Price; provided that, if the Company and the Warrantholder mutually agree in writing otherwise, payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be made by the Warrantholder delivering to the Company cash in an amount equal to the aggregate Exercise Price by wire transfer of immediately available funds to an account designated by the Company.
(c) If the Warrantholder exercises a portion (but not all) of this Warrant pursuant to Section 3(a)(i), the Warrantholder will, at the option of the Warrantholder, be entitled to receive from the Company, within a reasonable time, and in any event not exceeding three (3) business days after notice thereof to the Company, a new Warrant Certificate in substantially identical form to this Warrant Certificate, but for the purchase of that number of Shares that remain issuable pursuant to this Warrant.
[2]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 60%.

(d) If the Warrantholder does not elect to receive a new Warrant Certificate in accordance with Section 3(c), then, notwithstanding anything herein to the contrary, the Warrantholder shall not be required to physically surrender this Warrant to the Company until this Warrant has been exercised in full, in which case, the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) business days after the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in the issuance of a portion of the total number of Shares issuable hereunder shall have the effect of lowering the outstanding number of Shares issuable hereunder in an amount equal to the applicable number of Shares issued upon such partial exercises hereof. The Warrantholder and the Company shall maintain records showing the number of Shares issued upon partial exercises hereof and the date of such issuances. The Company shall inform the Warrantholder if a Notice of Exercise has not been duly completed within three (3) business days of receipt of such notice, but shall not refuse or object to the issuance of the Shares upon receipt of, and pursuant to, a duly completed Notice of Exercise. The Warrantholder, by acceptance of this Warrant, acknowledges and agrees that, by reason of the provisions of this Section 3, following the exercise of a portion of this Warrant, the number of Shares issuable hereunder at any given time may be less than the amount stated on the face hereof.
(e) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may, at the election of the Warrantholder (as set forth in the applicable Notice of Exercise), be conditioned upon the consummation of such transaction, in which case, such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.
(f) At the Expiration Time, this Warrant shall terminate and the Warrantholder shall have no right to acquire any shares pursuant hereto, other than settlement of any exercise pursuant to Section 3(a) that properly occurred prior to the Expiration Time.
4. Limitation of Exercise. The Warrantholder shall have no right to exercise this Warrant, and the Company shall have no obligation to effect any exercise of this Warrant, to the extent that after giving effect to any exercise of this Warrant, such exercise would or would reasonably be expected to (a) cause the Warrantholder, its affiliates or any of their partners or principals to (i) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (ii) serve as a source of financial strength to the Company pursuant to the BHC Act; or (b) require the Warrantholder, its affiliates or any of their partners or principals to have made any advance filing with, obtained any approval, authorization consent, permit or license of, or provided notice to, any Governmental Entity under Law (which such filing has not been made, or approval, authorization, consent, permit or license has not been obtained or such notice has not been duly provided), including the expiration of any waiting periods associated therewith (including any extensions thereof).
5. Covenants and Representations of the Company. The Company hereby represents, covenants and agrees, as applicable:
(a) Except and to the extent as waived or consented to by the Warrantholder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or intentionally seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Warrantholder as set forth in this Warrant against impairment.
(b) The Company shall (i) not increase the par value of any Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) issue duly authorized, validly issued, fully paid and non-assessable Shares upon the proper exercise of this Warrant, and (iii) use reasonable best efforts to (x) obtain all such authorizations, exemptions or consents required of the Company from any Governmental Entity as may be necessary to enable the Company to perform its express obligations under this Warrant and (y) take all necessary actions so that the Shares may be issued without violation of Law or any requirement of any securities exchange on which the Shares or the Voting Common Stock are listed or traded.

(c) Before taking any action which would result in an adjustment in the number of Shares for which this Warrant is exercisable or in the Exercise Price or Mandatory Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, and take all such corporate action, as may be necessary in order that the Company may validly and legally issue fully paid and non-assessable Shares at the Exercise Price or Mandatory Exercise Price as so adjusted.
(d) Prior to the Expiration Date, the Company shall at all times reserve and keep available, solely for the purpose of providing for the exercise of this Warrant, that number of shares of (i) Non-Voting Common Equivalent Stock sufficient for issuance upon exercise of this Warrant and (ii) Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of such shares of Non-Voting Common Equivalent Stock in accordance with their terms.
6. Issuance of Shares; Authorization; Listing. In the event of any exercise of this Warrant in accordance with and on the terms and subject to the conditions hereof, any Shares issued pursuant to such exercise, if applicable, shall be issued in such name or names as the Warrantholder may designate and will be delivered by the Company to such named person within three (3) business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant; provided that, if the Company and the Warrantholder agree for a cash payment to be made pursuant to Section 3(b), the Company shall not be obligated to issue or deliver the Shares to such named person prior the first (1st) business day following full satisfaction of the cash payment obligation of the Warrantholder pursuant to Section 3(b). Any such delivery shall be made via book-entry transfer crediting the account of the Warrantholder through the Company’s transfer agent and registrar for the Non-Voting Common Equivalent Stock. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with Section 3 will be duly authorized, validly issued, fully-paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company, and free and clear of all Liens (other than (i) transfer restrictions imposed hereunder, under the Investment Agreement or Law or (ii) Liens created by the Warrantholder occurring prior to, or contemporaneously with, such exercise). The Company agrees that the Shares so issued will be deemed to have been issued if this Warrant is exercised pursuant to Section 2 (the person to whom such Shares will be deemed to have been so issued in accordance with Section 2, the “Share Recipient”) as of the close of business on the date on which the Warrant Certificate and payment of the Exercise Price are delivered to the Company in accordance with the terms hereof, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will (a) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant (solely to the extent they are shares of Common Stock), subject to issuance or notice of issuance on all stock exchanges on which the Common Stock is then listed or traded, and (b) use reasonable best efforts to maintain the listing of such Shares after issuance. The Company will use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.
7. Compliance with Securities Laws.
(a) The Warrantholder, by acceptance hereof, acknowledges that this Warrant and any Shares to be issued upon exercise hereof have not been registered under the Securities Act or under any U.S. state security Law and are being acquired pursuant to an exemption from registration under the Securities Act solely for the Warrantholder’s own account, and not as a nominee for any other party, and for investment with no present intention to distribute this Warrant (or any Shares issuable upon exercise hereof) to any person in violation of the Securities Act or any U.S. state securities Law, and that the Warrantholder will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any U.S. state securities Law.
(b) Except as provided in Section 7(c), this Warrant and any Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the form (which, in the case of the Shares, shall be in the form of an appropriate book entry notation) set forth in Section 4.6(a) of the Investment Agreement.
(c) The Company shall promptly cause clause (i) of such legend to be removed from any certificate or other instrument for this Warrant or the Shares and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to this Warrant or any Shares (x) upon request of the

Warrantholder, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws or (y) upon request of the Warrantholder in connection with a sale or transfer of the Warrant or the Shares at a time when this Warrant or the Shares have been registered under the Securities Act (unless subject to any transfer restrictions under Rule 144 for affiliates) or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of this Warrant or the Shares without volume and manner of sale restrictions. The Company shall, whether or not requested by Warrantholder, cause clause (ii) of the legend to be removed upon the Transfer of this Warrant or the Shares to be Transferred upon exercise hereof to a person that is not (and will not, in connection with such Transfer) be a party to the Investment Agreement (or bound by the terms thereof).
(d) The Company and the Warrantholder acknowledge that the Shares issuable upon exercise of this Warrant shall be entitled to the benefits of the Registration Rights Agreement, as the same may be amended, amended and restated or supplemented from time to time.
8. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Share Recipient would otherwise be entitled, the Share Recipient shall be entitled to receive a cash payment equal to the Market Price on the last business day preceding the date of exercise less the portion of the Exercise Price attributable to such fractional share; provided that, if the making of a cash payment in lieu of the issuance of a fractional share is prohibited by Law or contract, the number of shares issued by the Company upon exercise of this Warrant shall be rounded to the nearest whole share.
9. No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any rights of a holder of Non-Voting Common Equivalent Stock prior to the date of exercise hereof. Effective immediately prior to the close of business on such date of exercise, the Share Recipient shall have any rights as a holder of Non-Voting Common Equivalent Stock. The Company will at no time close its transfer books against Transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.
10. Transfer.
(a) Subject to compliance with Section 10(b) and Law, without obtaining the consent of the Company to assign or transfer this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, or by means of electronic transmission, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2, and delivery of the form of assignment annexed hereto, duly completed and executed. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants certificate pursuant to this Section 10 shall be paid by the Company.
(b) The Warrantholder shall be entitled to Transfer this Warrant only (i) in compliance with Section 4.2 of the Investment Agreement or (ii) to any person with the prior written consent of the Company.
11. Registry of Warrant. The Company shall maintain a registry in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates (showing the name and address of the Warrantholder as the registered holder of this Warrant) and exchanges and transfers thereof. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, and the Company shall be entitled to rely in all respects upon such registry, and the Company shall not be affected by any notice to the contrary, except any Transfer of the Warrant effected in accordance with the provisions of this Warrant, including Section 10.
12. Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of any such mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall execute and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Shares issuable pursuant to such lost, stolen, destroyed or mutilated Warrant Certificate, less the number of Shares previously issued upon any exercise of this Warrant pursuant to Section 3.

13. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.
14. Rule 144 Information. The Company covenants that it will use reasonable best efforts to timely file all reports and other documents that may be required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (or, if the Company is not required to file such reports under the Securities Act or the Exchange Act, it will, upon the request of any Warrantholder, make publicly available such information as may be necessary to permit sales pursuant to Rule 144), and it will use reasonable best efforts to take such further action as any Warrantholder may reasonably request, all to the extent required from time to time to enable such holder to sell the Warrants without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.
15. Adjustments and Other Rights. The Exercise Price, the Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one section or subsection of this Section 15 is applicable to a single event, the section or subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one section or subsection of this Section 15 so as to result in duplication.
(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare, order, and pay or make a dividend or make a distribution on its Non-Voting Common Equivalent Stock payable in shares of Non-Voting Common Equivalent Stock (which shall not include any shares of Non-Voting Common Equivalent Stock issued by the Company upon exercise of this Warrant), (ii) split, subdivide or reclassify the outstanding shares of Non-Voting Common Equivalent Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Non-Voting Common Equivalent Stock into a smaller number of shares, in each case, then the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder immediately after such record date or effective date, as applicable, upon exercise of this Warrant, shall be entitled to purchase the number of shares of Non-Voting Common Equivalent Stock which such holder would have been entitled to receive in respect of the Shares after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as applicable. In such event, the Exercise Price and Mandatory Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment determined pursuant to the immediately preceding sentence, multiplied by (2) the Exercise Price or Mandatory Exercise Price (as applicable) in effect immediately prior to the record or effective date, as applicable, with respect to the dividend, distribution, split, subdivision, reclassification or combination giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of this Warrant in full determined pursuant to the immediately preceding sentence.
(b) Voting Common Stock Issued at Less than the Applicable Price.
(i) If the Company issues or sells, or agrees to issue or sell, any Voting Common Stock or other securities that are convertible into or exchangeable or exercisable for (or are otherwise linked to) Voting Common Stock (in each case, other than Excluded Stock) for consideration per share less than the Applicable Price, then the Exercise Price and Mandatory Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to such issuance or sale by a fraction, (x) the numerator of which shall be (1) the number of shares of Voting Common Stock outstanding immediately prior to such issuance or sale, plus (2) the number of shares of Voting Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Voting Common Stock so issued or sold would purchase at the Applicable Price absent the adjustments contemplated by this clause (b)(i), and (y) the denominator of which shall be the number of shares of Voting Common Stock outstanding immediately after such issuance or sale. In such event, the number of shares of Non-Voting Common Equivalent Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price or Mandatory Exercise Price, as applicable, determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase in the Exercise Price or Mandatory Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to this subclause (i) of this Section 15(b), other than as would be contemplated by Section 15(b)(ii)(3)(D).
(ii) For the purposes of any adjustment of the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon the exercise of this Warrant pursuant to this Section 15(b), the following provisions shall be applicable:
(1) In the case of the issuance or sale of equity or equity-linked securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash paid therefor before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(2) In the case of the issuance or sale of equity or equity-linked securities (otherwise than upon the conversion of securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the Fair Market Value, before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(3) In the case of the issuance of (x) options, warrants or other rights to purchase or acquire equity or equity-linked securities (whether or not at the time exercisable) or (y) securities by their terms convertible into or exchangeable for equity or equity-linked securities (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):
(A) The aggregate maximum number of shares of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire equity or equity-linked securities shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 15(b)(i) and (ii)), if any, received by the Company upon the issuance or sale of such options, warrants or rights, plus the minimum purchase price provided in such options, warrants or rights for the equity or equity-linked securities covered thereby.
(B) The aggregate maximum number of shares of equity or equity-linked securities deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 15(b)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.
(C) On any change in the number of shares of equity or equity-linked securities deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to (or less favorable than) the anti-dilution provisions contained herein), the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price or Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.
(D) Upon the expiration of any options, warrants or rights to purchase equity or equity-linked securities, in each case, which shall not have been exercised and for which any adjustment was made pursuant to this Section 15(b) upon the issuance or sale thereof, the Exercise Price and Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect hereunder shall, upon such expiration, be recomputed to such Exercise Price and Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights on the basis of the issuance of only the number of shares of Voting Common Stock actually issued upon the exercise of such options, warrants or rights.
(E) If the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price or Mandatory Exercise Price or the number of Shares issuable upon the exercise of this Warrant shall be made for the actual issuance of Non-Voting Common Equivalent Stock upon the exercise, conversion or exchange hereof.
(c) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 15 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-hundredth (1/100th) of a share of Non-Voting Common Equivalent Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one-hundredth (1/100th) of a share of Non-Voting Common Equivalent Stock or more.
(d) Timing of Issuance of Additional Non-Voting Common Equivalent Stock Upon Certain Adjustments. In any case in which (i) the provisions of this Section 15 shall require that an adjustment shall become effective immediately after a record date (the “Subject Record Date”) for an event, and (ii) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event, (A) issuing to the Warrantholder or Share Recipient (as applicable) the additional shares of Non-Voting Common Equivalent Stock issuable upon such exercise by reason of the adjustment required by such event and (B) paying to such Warrantholder or Share Recipient (as applicable) any amount of cash in lieu of a fractional share of Non-Voting Common Equivalent Stock; provided, however, that the Company upon request shall deliver to such Warrantholder or Share Recipient a due bill or other appropriate instrument evidencing such Warrantholder’s or Share Recipient’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.
(e) Statement Regarding Adjustments. Whenever the Exercise Price, Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 15, the Company shall cause a statement setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof to be delivered the Warrantholder as promptly as practicable after the event giving rise to such adjustment at the address appearing in the Warrant registry.
(f) Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 15 (but only if the action of the type described in this Section 15 would result in an adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to the Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and Mandatory Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.
(g) Adjustment Rules. Any adjustments pursuant to this Section 15 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price or the Mandatory Exchange Price made hereunder would reduce the Exercise Price or the Mandatory Exchange Price to an amount below par value of the Non-Voting Common Equivalent Stock, then such adjustment in Exercise Price or the Mandatory Exchange Price made hereunder shall reduce the Exercise Price or the Mandatory Exchange Price to the par value of the Non-Voting Common Equivalent Stock.
(h) Prohibited Actions.
(i) The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price or the Mandatory Exercise Price if the total number of shares of Non-Voting Common Equivalent Stock issuable after such action upon exercise of this Warrant, together with all shares of Non-Voting Common Equivalent Stock then outstanding and all shares of Non-Voting Common Equivalent Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Non-Voting Common Equivalent Stock then authorized by its articles of restatement.
(ii) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price or Mandatory Exercise Price or the number of Shares shall be permitted to the extent that such adjustment would cause the Warrantholder (together with its affiliates or any other party with which the Warrantholder may be aggregated for purposes of the Bank Holding Company Act of 1956) to own or be deemed to control one-third or more of the Company’s “total equity” (as interpreted and calculated in accordance with 12 CFR 225.34 or any successor or similar regulation or interpretation).
16. Business Combinations. In case of any Business Combination, the Warrantholder’s right to receive Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination, into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of Shares immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of this Warrant). In determining the kind and amount of stock, securities or the property (including cash) receivable upon the occurrence of such Business Combination, if the holders of Voting Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right at the same time to make the same election with respect to the number of shares of stock or other securities or property which the Warrantholder would have been entitled to receive upon exercise of this Warrant by providing a written notice of such election to the Company.
17. Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder as the holder of this Warrant relating hereto, the prevailing party (as determined in a final and non-appealable order of a court, arbitrator of other Governmental Entity) shall be entitled to reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in connection therewith.
18. Transfer Taxes. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of this Warrant or any shares of Non-Voting Common Equivalent Stock issuable upon exercise of this Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of this Warrant to the extent such tax is payable because the registered holder of this Warrant requests Non-Voting Common Equivalent Stock to be registered in a name other than such registered holder’s name and no such Non-Voting Common Equivalent Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and the Warrantholder shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 18.
19. Miscellaneous. The provisions of Article VI of the Investment Agreement are hereby incorporated by reference into this Warrant, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Investment Agreement being deemed a reference to this Warrant.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the Issue Date.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
Address:

Attest:

By:
Name:
Title:
[Signature Page to Warrant]

Acknowledged and Agreed:
WP CLIPPER GG 14 L.P.
By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Warrant]

Acknowledged and Agreed:
WP CLIPPER FS II L.P.
By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner
By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Warrant]

[Form of Notice of Exercise]

Date:
TO: [    ]
Banc of California, Inc.
RE: Election to Subscribe for and Purchase Non-Voting Common Equivalent Stock
The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby exercises the Warrant for the number of shares of the Non-Voting Common Equivalent Stock set forth below and directs the Company to issue such shares of Non-Voting Common Equivalent Stock to the Share Recipient set forth below. The undersigned, in accordance with Section 3(b) of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Non-Voting Common Equivalent Stock in the manner pursuant to Section 3(b) of the Warrant. A new warrant evidencing the remaining shares of Non-Voting Common Equivalent Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.
Number of Shares of Non-Voting Common Equivalent Stock:
Share Recipient(s):
Name and Address of Person to be
Issued New Warrant:
Holder:

By:

Name:

Title:
[Form of Notice of Exercise]

[Form of Assignment to be Executed if Warrantholder
Desires to Transfer Warrants Evidenced Hereby]
FOR VALUE RECEIVED               hereby sells, assigns and transfers unto

(Please print name) identifying	(Please insert social security or other number)

Address

(City, including zip code)
the Warrant represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint             as attorney to transfer said Warrant Certificate with full power of substitution in the premises.

Signature

(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate and must bear a signature guarantee by a bank, trust company or member broker of the New York, Midwest or Pacific Stock Exchange)

Signature Guaranteed

[Form of Assignment]

Annex G

CONFIDENTIAL
THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE SECURITIES LAWS.
THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF [•], 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
WARRANT

to purchase

[•]1

Shares of Voting Common Stock of

Banc of California, Inc.
a Maryland Corporation
No. 01	Issue Date: [•]
[1]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 50%.

Index of Defined Terms
Page
affiliate	G-4
Appraisal Procedure	G-4
Business Combination	G-4
business day	G-4
Company	G-6
Current Market Price	G-4
Ex-Date	G-4
Exercise Price	G-5
Expiration Time	G-6
Fair Market Value	G-5
Group	G-5
Investment Agreement	G-5
Issue Date	G-5
Mandatory Exercise Price	G-5
Market Price	G-5
Notice of Exercise	G-5
person	G-5
Share Recipient	G-8
Shares	G-6
Subject Record Date	G-15
Transfer	G-5
Warrant	G-6
Warrant Certificate	G-6
Warrantholder	G-6

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.
“affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that if the Warrantholder is controlled by a private equity sponsor or similar investment firm, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry), or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in any Purchaser, of or related to or affiliated with or managed by such sponsor or firm. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.
“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the Company and one chosen by the Warrantholder, shall mutually agree upon the determinations then the subject of appraisal. Each party shall deliver a notice to the other appointing its appraiser within fifteen (15) days after the Appraisal Procedure is invoked. If within thirty (30) days after appointment of the two appraisers they are unable to mutually agree upon the amount in question, a third independent appraiser shall be chosen within ten (10) days thereafter by the mutual agreement of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser, such appointment shall be made by the American Arbitration Association, or any organization successor thereto, from a panel of arbitrators having experience in the appraisal of the subject matter to be appraised. The decision of the third appraiser so appointed and chosen shall be given within thirty (30) days after the selection of such third appraiser. If three appraisers shall be appointed and the determination of one appraiser is disparate from the middle determination by more than twice the amount by which the other determination is disparate from the middle determination, then the determination of such appraiser shall be excluded, the remaining two determinations shall be averaged and such average shall be binding and conclusive on the Company and the Warrantholder; otherwise, the average of all three determinations shall be binding and conclusive on the Company and the Warrantholder. The costs of conducting any Appraisal Procedure shall be borne by the Company; provided that, if the final determination of the appraisers is less than the fair market value determination of the Board of Directors, then such costs shall be borne solely by the Warrantholder.
“Business Combination” means, whether in a single transaction or series of related transactions, a merger, division, consolidation, share exchange, reorganization, sale of all or substantially all of the Company’s assets to another person or similar transaction (which may include a reclassification) involving the Company (other than the Mergers).
“business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed.
“Common Stock” means shares of Voting Common Stock and/or Non-Voting Common Stock.
“Current Market Price” means, on any date, the average of the daily Market Price per share of the Voting Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Exercise Price pursuant to Section 15.
“Ex-Date” means, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Exercise Price pursuant to Section 15, the first date on which the applicable Voting Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.
“Excluded Stock” means (i) shares of Voting Common Stock issued by the Company as a stock dividend payable in shares of Voting Common Stock, or upon any subdivision or split-up of the outstanding shares of Voting Common Stock, in each case, which is subject to Section 15(a), or upon conversion of securities (but not the issuance of such securities convertible or exchangeable into Voting Common Stock which will be subject to the provision of Section 15(b)), (ii) shares of Voting Common Stock to be issued in good faith to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries pursuant to options, restricted stock units, other equity-based awards or other compensatory arrangements approved by the Board of Directors in the ordinary course of providing equity compensation awards, (iii) any shares of Voting Common Stock issued upon conversion of the Non-Voting Common Equivalent Stock, (iv) any shares issued upon the conversion of the Shares issued under this Warrant or the Other Warrant, (v) any shares of Voting Common Stock or preferred stock of the Company issued pursuant to the Merger Agreement, (vi) any other securities exercisable or exchangeable for or convertible into shares of Voting Common Stock issued and outstanding on the date hereof; provided that, in the case of this clause (vi), such securities have not been amended subsequent to the issuance of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (vii) any shares of capital stock issued or sold to the Warrantholder or any of its Affiliates.
“Exercise Price” means $15.375; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith in reliance on advice received by the Board of Directors from a nationally recognized independent investment banking firm retained by the Company for the purpose of determining the fair market value of shares of the Non-Voting Common Equivalent Stock and certified in a resolution to the Warrantholder. If the Warrantholder does not accept the Board of Director’s calculation of fair market value and the Warrantholder and the Company are unable to agree on fair market value, the Appraisal Procedure shall be used to determine fair market value.
“Group” means a group as contemplated by Section 13(d)(3) of the Exchange Act.
“Investment Agreement” means the Investment Agreement, dated as of July 25, 2023, as it may be amended from time to time, among the Company, [•].
“Issue Date” means the date first set forth above opposite the heading Issue Date.
“Mandatory Exercise Price” means $24.60; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Market Price” means, with respect to the Voting Common Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (b) if the foregoing clause (a) does not apply, the Fair Market Value of a share of the Voting Common Stock. “Market Price” shall be determined without reference to after-hours or extended-hours trading.
“Non-Voting Common Stock” means Class B Non-Voting Common Stock, par value $0.01 per share, of the Company.
“Notice of Exercise” means a duly completed and executed Notice of Exercise, the form of which is annexed hereto.
“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Trading Day” means a day on which the shares of Voting Common Stock:
(i)  are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and
(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Voting Common Stock.
“Transfer” means to sell, transfer, make any short sale of, loan, grant any option for the purchase of or interest in or otherwise dispose of this Warrant or any rights hereunder; provided, however, that a pledge or other encumbrance of this Warrant or any rights hereunder that creates a mere security interest in this Warrant or any rights hereunder shall not constitute a Transfer.
“Voting Common Stock” means voting common stock, par value $0.01 per share, of the Company.

“Warrant” means this Warrant issued pursuant to the Investment Agreement.
“Warrant Certificate” means this certificate evidencing this Warrant.
“Warrantholder” means the person who shall from time to time own this Warrant, including any transferee thereof.
2. Number of Shares; Persons Entitled to Exercise Warrant. On the terms and subject to the conditions, requirements and procedures set forth herein, Banc of California, Inc. a Maryland corporation (the “Company”), hereby certifies that, unless this Warrant has been earlier redeemed, surrendered, cancelled or exercised in full, for value received, this Warrant is exercisable in whole at any time or in part from time to time, for, in the aggregate, [•]2 duly authorized, validly issued, fully-paid and nonassessable shares of Voting Common Stock (“Shares”), as such number may be adjusted in accordance with the terms of this Warrant, free and clear of all Liens (other than transfer restrictions imposed under the Investment Agreement, this Warrant or applicable securities Laws), by the Warrantholder. The number of Shares, the Exercise Price and the Mandatory Exercise Price are subject to adjustment as provided herein, and all references to “Shares,” “Exercise Price” and “Mandatory Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.
3. Exercise of Warrant; Term.
(a) On the terms and subject to the conditions, requirements and procedures set forth herein, prior to 5:00 p.m. (Los Angeles time) on the seven (7) year anniversary of the Issue Date (the “Expiration Time”):
(i) this Warrant may be exercised by the Warrantholder, in whole or in part, from time to time, at any time after 9:00 a.m., Los Angeles time, on the Issue Date by (x) the delivery by the Warrantholder to the Company of a Notice of Exercise and (y) if applicable, payment by the Warrantholder to the Company of the Exercise Price for the Shares specified in such Notice of Exercise pursuant to Section 3(b); and
(ii) this Warrant shall be automatically exercised in full for Shares in the event the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price for twenty (20) or more trading days during any thirty (30)-consecutive trading day period of the NYSE or, if the NYSE is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted, and the Warrantholder shall remit to the Company the Exercise Price for the Shares pursuant to Section 3(b).
(b) Payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be effected by the Company withholding, from the Shares that would otherwise be delivered to the Warrantholder upon such exercise, an amount of Shares equal in value to the aggregate Exercise Price in respect of the Shares as to which this Warrant is so exercised, based on, in the case of an exercise pursuant to (A) Section 3(a)(i), the Market Price on the business day immediately prior to the date on which this Warrant is exercised or (B) Section 3(a)(ii), the Mandatory Exercise Price; provided that, if the Company and the Warrantholder mutually agree in writing otherwise, payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be made by the Warrantholder delivering to the Company cash in an amount equal to the aggregate Exercise Price by wire transfer of immediately available funds to an account designated by the Company.
(c) If the Warrantholder exercises a portion (but not all) of this Warrant pursuant to Section 3(a)(i), the Warrantholder will, at the option of the Warrantholder, be entitled to receive from the Company, within a reasonable time, and in any event not exceeding three (3) business days after notice thereof to the Company, a new Warrant Certificate in substantially identical form to this Warrant Certificate, but for the purchase of that number of Shares that remain issuable pursuant to this Warrant.
(d) If the Warrantholder does not elect to receive a new Warrant Certificate in accordance with Section 3(c), then, notwithstanding anything herein to the contrary, the Warrantholder shall not be required to physically surrender this Warrant to the Company until this Warrant has been exercised in full, in which case, the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) business days after the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in the issuance of a portion of the total number of Shares issuable hereunder shall have the effect of lowering the outstanding number of Shares issuable hereunder in an amount equal to the applicable number of Shares issued upon such partial exercises hereof. The Warrantholder and the Company shall maintain records showing the
[2]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 50%.

number of Shares issued upon partial exercises hereof and the date of such issuances. The Company shall inform the Warrantholder if a Notice of Exercise has not been duly completed within three (3) business days of receipt of such notice, but shall not refuse or object to the issuance of the Shares upon receipt of, and pursuant to, a duly completed Notice of Exercise. The Warrantholder, by acceptance of this Warrant, acknowledges and agrees that, by reason of the provisions of this Section 3, following the exercise of a portion of this Warrant, the number of Shares issuable hereunder at any given time may be less than the amount stated on the face hereof.
(e) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may, at the election of the Warrantholder (as set forth in the applicable Notice of Exercise), be conditioned upon the consummation of such transaction, in which case, such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.
(f) At the Expiration Time, this Warrant shall terminate and the Warrantholder shall have no right to acquire any shares pursuant hereto, other than settlement of any exercise pursuant to Section 3(a) that properly occurred prior to the Expiration Time.
4. Limitation of Exercise. The Warrantholder shall have no right to exercise this Warrant, and the Company shall have no obligation to effect any exercise of this Warrant, to the extent that after giving effect to any exercise of this Warrant, such exercise would or would reasonably be expected to (a) cause the Warrantholder, its affiliates or any of their partners or principals to (i) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (ii) serve as a source of financial strength to the Company pursuant to the BHC Act; or (b) require the Warrantholder, its affiliates or any of their partners or principals to have made any advance filing with, obtained any approval, authorization consent, permit or license of, or provided notice to, any Governmental Entity under Law (which such filing has not been made, or approval, authorization, consent, permit or license has not been obtained or such notice has not been duly provided), including the expiration of any waiting periods associated therewith (including any extensions thereof).
5. Covenants and Representations of the Company. The Company hereby represents, covenants and agrees, as applicable:
(a) Except and to the extent as waived or consented to by the Warrantholder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or intentionally seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Warrantholder as set forth in this Warrant against impairment.
(b) The Company shall (i) not increase the par value of any Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) issue duly authorized, validly issued, fully paid and non-assessable Shares upon the proper exercise of this Warrant, and (iii) use reasonable best efforts to (x) obtain all such authorizations, exemptions or consents required of the Company from any Governmental Entity as may be necessary to enable the Company to perform its express obligations under this Warrant and (y) take all necessary actions so that the Shares may be issued without violation of Law or any requirement of any securities exchange on which the Shares or the Voting Common Stock are listed or traded.
(c) Before taking any action which would result in an adjustment in the number of Shares for which this Warrant is exercisable or in the Exercise Price or Mandatory Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, and take all such corporate action, as may be necessary in order that the Company may validly and legally issue fully paid and non-assessable Shares at the Exercise Price or Mandatory Exercise Price as so adjusted.
(d) Prior to the Expiration Date, the Company shall at all times reserve and keep available, solely for the purpose of providing for the exercise of this Warrant, that number of shares of Voting Common Stock sufficient for issuance upon exercise of this Warrant.
6. Issuance of Shares; Authorization; Listing. In the event of any exercise of this Warrant in accordance with and on the terms and subject to the conditions hereof, any Shares issued pursuant to such exercise, if applicable, shall be issued in such name or names as the Warrantholder may designate and will be delivered by the Company to such named person within three (3) business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant; provided that, if the Company and the Warrantholder agree for a cash payment to be made pursuant to Section 3(b), the Company shall not be obligated to issue or deliver the Shares to such named person prior the first (1st) business day following full satisfaction of the cash payment obligation of the Warrantholder pursuant to Section 3(b). Any such delivery shall be made via book-entry transfer crediting the account of the Warrantholder through the Company’s transfer agent and registrar for the Voting Common Stock. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with Section 3 will be duly authorized, validly issued, fully-paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company, and free and clear of all Liens (other than (i) transfer restrictions imposed hereunder, under the Investment Agreement or Law or (ii) Liens created by the Warrantholder occurring prior to, or contemporaneously with, such exercise). The Company agrees that the Shares so issued will be deemed to have been issued if this Warrant is exercised pursuant to Section 2 (the person to whom such Shares will be deemed to have been so issued in accordance with Section 2, the “Share Recipient”) as of the close of business on the date on which the Warrant Certificate and payment of the Exercise Price are delivered to the Company in accordance with the terms hereof, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will (a) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant (solely to the extent they are shares of Common Stock), subject to issuance or notice of issuance on all stock exchanges on which the Common Stock is then listed or traded, and (b) use reasonable best efforts to maintain the listing of such Shares after issuance. The Company will use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.
7. Compliance with Securities Laws.
(a) The Warrantholder, by acceptance hereof, acknowledges that this Warrant and any Shares to be issued upon exercise hereof have not been registered under the Securities Act or under any U.S. state security Law and are being acquired pursuant to an exemption from registration under the Securities Act solely for the Warrantholder’s own account, and not as a nominee for any other party, and for investment with no present intention to distribute this Warrant (or any Shares issuable upon exercise hereof) to any person in violation of the Securities Act or any U.S. state securities Law, and that the Warrantholder will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any U.S. state securities Law.
(b) Except as provided in Section 7(c), this Warrant and any Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the form (which, in the case of the Shares, shall be in the form of an appropriate book entry notation) set forth in Section 4.6(a) of the Investment Agreement.
(c) The Company shall promptly cause clause (i) of such legend to be removed from any certificate or other instrument for this Warrant or the Shares and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to this Warrant or any Shares (x) upon request of the Warrantholder, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws or (y) upon request of the Warrantholder in connection with a sale or transfer of the Warrant or the Shares at a time when this Warrant or the Shares have been registered under the Securities Act (unless subject to any transfer restrictions under Rule 144 for affiliates) or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of this Warrant or the Shares without volume and manner of sale restrictions. The Company shall, whether or not requested by Warrantholder, cause clause (ii) of the legend to be removed upon the Transfer of this Warrant or the Shares to be Transferred upon exercise hereof to a person that is not (and will not, in connection with such Transfer) be a party to the Investment Agreement (or bound by the terms thereof).
(d) The Company and the Warrantholder acknowledge that the Shares issuable upon exercise of this Warrant shall be entitled to the benefits of the Registration Rights Agreement, as the same may be amended, amended and restated or supplemented from time to time.

8. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Share Recipient would otherwise be entitled, the Share Recipient shall be entitled to receive a cash payment equal to the Market Price on the last business day preceding the date of exercise less the portion of the Exercise Price attributable to such fractional share; provided that, if the making of a cash payment in lieu of the issuance of a fractional share is prohibited by Law or contract, the number of shares issued by the Company upon exercise of this Warrant shall be rounded to the nearest whole share.
9. No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any rights of a holder of Voting Common Stock prior to the date of exercise hereof. Effective immediately prior to the close of business on such date of exercise, the Share Recipient shall have any rights as a holder of Voting Common Stock. The Company will at no time close its transfer books against Transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.
10. Transfer.
(a) Subject to compliance with Section 10(b) and Law, without obtaining the consent of the Company to assign or transfer this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, or by means of electronic transmission, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2, and delivery of the form of assignment annexed hereto, duly completed and executed. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants certificate pursuant to this Section 10 shall be paid by the Company.
(b) The Warrantholder shall be entitled to Transfer this Warrant only (i) in compliance with Section 4.1 of the Investment Agreement or (ii) to any person with the prior written consent of the Company.
11. Registry of Warrant. The Company shall maintain a registry in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates (showing the name and address of the Warrantholder as the registered holder of this Warrant) and exchanges and transfers thereof. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, and the Company shall be entitled to rely in all respects upon such registry, and the Company shall not be affected by any notice to the contrary, except any Transfer of the Warrant effected in accordance with the provisions of this Warrant, including Section 10.
12. Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of any such mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall execute and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Shares issuable pursuant to such lost, stolen, destroyed or mutilated Warrant Certificate, less the number of Shares previously issued upon any exercise of this Warrant pursuant to Section 3.
13. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.
14. Rule 144 Information. The Company covenants that it will use reasonable best efforts to timely file all reports and other documents that may be required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (or, if the Company is not required to file such reports under the Securities Act or the Exchange Act, it will, upon the request of any Warrantholder, make publicly available such information as may be necessary to permit sales pursuant to Rule 144), and it will use reasonable best efforts to take such further action as any Warrantholder may reasonably request, all to the extent required from time to time to enable such holder to sell the Warrants without registration under the Securities Act within the limitation of the exemptions provided by

(i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.
15. Adjustments and Other Rights. The Exercise Price, the Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one section or subsection of this Section 15 is applicable to a single event, the section or subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one section or subsection of this Section 15 so as to result in duplication.
(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare, order, and pay or make a dividend or make a distribution on its Common Stock payable in shares of Common Stock (which shall not include any shares of Voting Common Stock issued by the Company upon exercise of this Warrant), (ii) split, subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, in each case, then the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder immediately after such record date or effective date, as applicable, upon exercise of this Warrant, shall be entitled to purchase the number of shares of Voting Common Stock which such holder would have been entitled to receive in respect of the Shares after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as applicable. In such event, the Exercise Price and Mandatory Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment determined pursuant to the immediately preceding sentence, multiplied by (2) the Exercise Price or Mandatory Exercise Price (as applicable) in effect immediately prior to the record or effective date, as applicable, with respect to the dividend, distribution, split, subdivision, reclassification or combination giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of this Warrant in full determined pursuant to the immediately preceding sentence.
(b) Common Stock Issued at Less than the Exercise Price.
(i) If the Company issues or sells, or agrees to issue or sell, any Common Stock or other securities that are convertible into or exchangeable or exercisable for (or are otherwise linked to) Common Stock (in each case, other than Excluded Stock) for consideration per share less than the Exercise Price, then the Exercise Price and Mandatory Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to such issuance or sale by a fraction, (x) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issuance or sale, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Exercise Price absent the adjustments contemplated by this clause (b)(i), and (y) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issuance or sale. In such event, the number of shares of Common Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price or Mandatory Exercise Price, as applicable, determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase in the Exercise Price or Mandatory Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to this subclause (i) of this Section 15(b), other than as would be contemplated by Section 15(b)(ii)(3)(D).

(ii) For the purposes of any adjustment of the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon the exercise of this Warrant pursuant to this Section 15(b), the following provisions shall be applicable:
(1) In the case of the issuance or sale of equity or equity-linked securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash paid therefor before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(2) In the case of the issuance or sale of equity or equity-linked securities (otherwise than upon the conversion of securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the Fair Market Value, before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(3) In the case of the issuance of (x) options, warrants or other rights to purchase or acquire equity or equity-linked securities (whether or not at the time exercisable) or (y) securities by their terms convertible into or exchangeable for equity or equity-linked securities (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):
(A) The aggregate maximum number of shares of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire equity or equity-linked securities shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 15(b)(i) and (ii)), if any, received by the Company upon the issuance or sale of such options, warrants or rights, plus the minimum purchase price provided in such options, warrants or rights for the equity or equity-linked securities covered thereby.
(B) The aggregate maximum number of shares of equity or equity-linked securities deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 15(b)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.
(C) On any change in the number of shares of equity or equity-linked securities deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to (or less favorable than) the anti-dilution provisions contained herein), the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price or Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.
(D) Upon the expiration of any options, warrants or rights to purchase equity or equity-linked securities, in each case, which shall not have been exercised and for which any adjustment was made pursuant to this Section 15(b) upon the issuance or sale thereof, the Exercise Price and Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect hereunder shall, upon such expiration, be recomputed to such Exercise Price and Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights.
(E) If the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price or Mandatory Exercise Price or the number of Shares issuable upon the exercise of this Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange hereof.
(c) Issuance of Stock Purchase Rights. If the Company issues to all or substantially all holders of the shares of Voting Common Stock or Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Voting Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:
OS0 + Y
OS0 + X
Where,
OS0 = the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such distribution.
X = the total number of shares of Voting Common Stock issuable pursuant to such rights or warrants.
Y = the number of shares of Voting Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.
Any adjustment pursuant to this clause (b) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (b), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Company. The Company shall not issue any such rights or warrants in respect of shares of the Voting Common Stock held in treasury by the Company. In the event that such rights or warrants described in this clause (b) are not so issued, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to the Exercise Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Voting Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exercise Price shall be readjusted to such Exercise Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Voting Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board of Directors).
(d) Debt or Asset Distributions. If the Company distributes to all or substantially all holders of shares of Voting Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in Section 15(a), any rights or warrants referred to in Section 15(c), any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Company or any of its Subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:
SP0 – FMV
SP0
Where,
SP0 = the Current Market Price per share of Voting Common Stock on such date.
FMV = the fair market value of the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board of Directors; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of shares of Voting Common Stock shall receive on the date on which such distribution is made to holders of Voting Common Stock, for each share of Voting Common Stock issuable upon exercise of this Warrant, the amount of such distribution such Warrantholder would have received had such Warrantholder owned a number of shares of Voting Common Stock issuable (assuming payment of the Exercise Price in Shares) pursuant to this Warrant on the Ex-Date for such distribution.
In a “spin-off,” where the Company makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a Subsidiary or other business unit, the Exercise Price with respect to such Warrantholder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Exercise Price in effect immediately prior to such 15th Trading Day by the following fraction:
MP0
MP0 + MPs
Where,
MP0 = the average of the Market Prices of the Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.
MPs = the average of the Market Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board of Directors.
Any adjustment pursuant to this clause (c) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (c) is not so paid or made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Exercise Price that would then be in effect if such dividend or distribution had not been declared.

(e) Cash Distributions. If the Company makes a distribution consisting exclusively of cash to all holders of Voting Common Stock, excluding (i) any cash that is distributed in a Business Combination or as part of a “spin-off” referred to in Section 15(d) above, (ii) any dividend or distribution in connection with the Company’s liquidation, dissolution or winding-up, and (iii) any consideration payable in connection with a tender or exchange offer made by the Company or any of its Subsidiaries, then in each event, the Exercise Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:
SP0 – DIV
SP0
Where,
SP0 = the Market Price per share of Voting Common Stock on the Trading Day immediately preceding the Ex-Date.
DIV = the amount per share of Voting Common Stock of the cash distribution, as determined pursuant to the introduction to this Section 15(e).
In the event that any distribution described in this Section 15(e) is not so made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such distribution, to the Exercise Price which would then be in effect if such distribution had not been declared.
Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Warrantholder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Voting Common Stock, for each share of Voting Common Stock issuable upon exercise of this Warrant, the amount of cash such Warrantholder would have received had such Warrantholder owned a number of shares of Voting Common Stock issuable (assuming payment of the Exercise Price in Shares) pursuant to this Warrant on the Ex-Date for such distribution.
(f) Self-Tender Offers and Exchange Offers. If the Company or any of its Subsidiaries successfully completes a tender or exchange offer for the Voting Common Stock where the cash and the value of any other consideration included in the payment per share of the Voting Common Stock exceeds the Market Price per share of the Voting Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:
OS0 x SP0
AC + (SP0 x OS1)
Where,
SP0 = the Market Price per share of Voting Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.
OS0 = the number of shares of Voting Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.
OS1= the number of shares of Voting Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).
AC = the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board of Directors.
Any adjustment made pursuant to this clause (f) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Company or one of its Subsidiaries is obligated to purchase shares of Voting Common Stock pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Exercise Price shall be readjusted to be such Exercise Price that would then be in effect if such tender offer or exchange offer had not been made.

(g) Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Voting Common Stock on any exercise date, upon issuance of any Voting Common Stock, the Warrantholders will receive, in addition to the shares of Voting Common Stock, the rights under the rights plan, unless, prior to such exercise date, the rights have separated from the shares of Voting Common Stock, in which case the Exercise Price will be adjusted at the time of separation as if the Company had made a distribution to all holders of Voting Common Stock as described in Section 15(d) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
(h) Other Events. For so long as the Warrantholder holds this Warrant or any portion thereof, if any event occurs as to which the provisions of this Section 15 are not strictly applicable or, if strictly applicable, would not, in the good faith judgment of the Board of Directors of the Company, fairly and adequately protect the purchase rights of the Warrant in accordance with the essential intent and principles of such provisions, then the Board of Directors shall make such adjustments in the application of such provisions, in accordance with such essential intent and principles, as shall be reasonably necessary, in the good faith opinion of the Board of Directors, to protect such purchase rights as aforesaid. The Exercise Price or the number of Shares into which this Warrant is exercisable shall not be adjusted in the event of a change in the par value of the Voting Common Stock or a change in the jurisdiction of incorporation of the Company.
(i) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 15 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-hundredth (1/100th) of a share of Voting Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one-hundredth (1/100th) of a share of Voting Common Stock or more.
(j) Timing of Issuance of Additional Voting Common Stock Upon Certain Adjustments. In any case in which (i) the provisions of this Section 15 shall require that an adjustment shall become effective immediately after a record date (the “Subject Record Date”) for an event, and (ii) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event, (A) issuing to the Warrantholder or Share Recipient (as applicable) the additional shares of Voting Common Stock issuable upon such exercise by reason of the adjustment required by such event and (B) paying to such Warrantholder or Share Recipient (as applicable) any amount of cash in lieu of a fractional share of Voting Common Stock; provided, however, that the Company upon request shall deliver to such Warrantholder or Share Recipient a due bill or other appropriate instrument evidencing such Warrantholder’s or Share Recipient’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.
(k) Statement Regarding Adjustments. Whenever the Exercise Price, Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 15, the Company shall cause a statement setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof to be delivered the Warrantholder as promptly as practicable after the event giving rise to such adjustment at the address appearing in the Warrant registry.
(l) Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 15 (but only if the action of the type described in this Section 15 would result in an adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to the Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and Mandatory Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(m) Adjustment Rules. Any adjustments pursuant to this Section 15 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price or the Mandatory Exchange Price made hereunder would reduce the Exercise Price or the Mandatory Exchange Price to an amount below par value of the Voting Common Stock, then such adjustment in Exercise Price or the Mandatory Exchange Price made hereunder shall reduce the Exercise Price or the Mandatory Exchange Price to the par value of the Voting Common Stock.
(n) Prohibited Actions.
(i) The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price or the Mandatory Exercise Price if the total number of shares of Voting Common Stock issuable after such action upon exercise of this Warrant, together with all shares of Voting Common Stock then outstanding and all shares of Voting Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Voting Common Stock then authorized by its articles of restatement.
(ii) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price or Mandatory Exercise Price or the number of Shares shall be permitted to the extent that such adjustment would cause the Warrantholder (together with its affiliates or any other party with which the Warrantholder may be aggregated for purposes of the Bank Holding Company Act of 1956, Change in Bank Control Act or any successor or similar law) to own or be deemed to control (A) 10% or more of any class of voting securities of the Company or (B) one-third or more of the Company’s “total equity,” in each case as interpreted and calculated in accordance the Bank Holding Company Act of 1956, the Change in Bank Control Act, and their implementing regulations, including 12 CFR 225.34.
16. Business Combinations. In case of any Business Combination, the Warrantholder’s right to receive Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination, into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of Shares immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of this Warrant). In determining the kind and amount of stock, securities or the property (including cash) receivable upon the occurrence of such Business Combination, if the holders of Voting Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right at the same time to make the same election with respect to the number of shares of stock or other securities or property which the Warrantholder would have been entitled to receive upon exercise of this Warrant by providing a written notice of such election to the Company.
17. Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder as the holder of this Warrant relating hereto, the prevailing party (as determined in a final and non-appealable order of a court, arbitrator of other Governmental Entity) shall be entitled to reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in connection therewith.
18. Transfer Taxes. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of this Warrant or any shares of Voting Common Stock issuable upon exercise of this Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of this Warrant to the extent such tax is payable because the registered holder of this Warrant requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and the Warrantholder shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 18.
19. Miscellaneous. The provisions of Article VI of the Investment Agreement are hereby incorporated by reference into this Warrant, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Investment Agreement being deemed a reference to this Warrant.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the Issue Date.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
Address:

Attest:

By:
Name:
Title:
[Signature Page to Warrant]

[Form of Notice of Exercise]

Date:
TO: [      ]
Banc of California, Inc.
RE: Election to Subscribe for and Purchase Voting Common Stock
The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby exercises the Warrant for the number of shares of the Voting Common Stock set forth below and directs the Company to issue such shares of Voting Common Stock to the Share Recipient set forth below. The undersigned, in accordance with Section 3(b) of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Voting Common Stock in the manner pursuant to Section 3(b) of the Warrant. A new warrant evidencing the remaining shares of Voting Common Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.
Number of Shares of Voting Common Stock:
Share Recipient(s):
Name and Address of Person to be
Issued New Warrant:
Holder:

By:

Name:

Title:
[Form of Notice of Exercise]

[Form of Assignment to be Executed if Warrantholder
Desires to Transfer Warrants Evidenced Hereby]
FOR VALUE RECEIVED                hereby sells, assigns and transfers unto

(Please print name) identifying	(Please insert social security or other number)

Address

(City, including zip code)
the Warrant represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint        as attorney to transfer said Warrant Certificate with full power of substitution in the premises.

Signature

(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate and must bear a signature guarantee by a bank, trust company or member broker of the New York, Midwest or Pacific Stock Exchange)

Signature Guaranteed

[Form of Assignment]

Annex H
REGISTRATION RIGHTS AGREEMENT

by and among

BANC OF CALIFORNIA, INC.

and

WP CLIPPER GG 14 L.P.

WP CLIPPER FS II L.P.

CB LAKER BUYER L.P.

Dated as of [•]

REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT, dated as of [•] (this “Agreement”), is by and among Banc of California, Inc., a Maryland corporation (the “Company”), and the undersigned parties listed as “Purchaser” on the signature pages hereto (each, a “Purchaser” and collectively, the “Purchasers”).
RECITALS
WHEREAS, on the date hereof, the Company issued to the Purchasers an aggregate of (i) [•] shares of voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”), and (ii) [•] shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Articles Supplementary (as defined below), convertible into shares of Voting Common Stock in accordance with the terms set forth in the Articles Supplementary, issued pursuant to those certain Investment Agreements, each dated as of July 25, 2023, between the Company and each Purchaser (the “Investment Agreements”);
WHEREAS, on the date hereof, pursuant to those certain Investment Agreements, the Company issued to certain Purchasers warrants to purchase up to either (i) [•] shares of Non-Voting Common Equivalent Stock (the “Preferred Warrant”) or (ii) [•] shares of Voting Common Stock, as applicable (the “Common Warrant” and, together with the Preferred Warrant, the “Initial Warrants”), in each case, in accordance with the terms set forth in the applicable Initial Warrant; and
WHEREAS, the Company and the Purchasers are entering into this Agreement in order to grant certain registration rights described herein.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
Section 1. Definitions. As used herein, the following terms shall have the following meanings:
“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise, provided that “Affiliate” shall not include any portfolio company of any investment fund affiliated with or managed by such Person. For purposes of this Agreement, the Company and its subsidiaries, on the one hand, and any Shareholder, on the other, shall not be considered Affiliates.
“Agreement” has the meaning set forth in the Preamble.
“Articles Supplementary” means the Articles Supplementary of the Non-Voting Common Equivalent Stock, filed with the Maryland Department of Assessments and Taxation, Business Services Division on [ ], effective as of [ ].
“As-Converted Basis” means, at any time, the applicable number of Common Shares issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Initial Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable thereunder) and (D) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
“BV Shareholder” means Bayview Opportunity Master Fund VII, L.P. and its Affiliates who are or become Shareholders.
“CB Shareholder” means CB Laker Buyer L.P. and its Affiliates who are or become Shareholders.
“Common Stock” means shares of Non-Voting Common Stock and Voting Common Stock.
“Common Warrant” has the meaning set forth in the Recitals.

“Block Trade” means a registered securities offering in which an underwriter agrees to purchase Registrable Securities at an agreed price or pricing formula without a prior public marketing process (also may be commonly referred to as an overnight transaction).
“Board of Directors” means the board of directors of the Company, including, unless the context otherwise requires, any duly authorized committee thereof.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by Law or executive order to be closed.
“Closing” means the closing of the purchase and sale and issuance of (a) shares of (i) Voting Common Stock and (ii) if applicable, Non-Voting Common Equivalent Stock, and (b) the Initial Warrants, in each case, pursuant to the Investment Agreements.
“Company” has the meaning set forth in the Preamble.
“Demand Registration” has the meaning set forth in Section 2(c).
“Demand Registration Statement” has the meaning set forth in Section 2(c).
“End of Suspension Notice” has the meaning set forth in Section 2(i)(i).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
“Governmental Entity” means any court, administrative agency, commission, regulatory agency or other federal, state, local or foreign governmental authority or instrumentality or any applicable self-regulatory organization.
“Initial Warrants” has the meaning set forth in the Recitals.
“Investment Agreements” has the meaning set forth in the Recitals.
“Law” means any applicable law, statute, code, ordinance, rule, regulation, requirement, policy or order of any Governmental Entity.
“Lock-Up Period” means the period from the date of Closing to (and including) the ninety (90) day anniversary of the date of Closing.
“Minimum Amount” means $50 million.
“Non-Voting Common Stock” means Class B Non-Voting Common Stock, par value $0.01 per share, of the Company.
“Non-Voting Common Equivalent Stock” has the meaning set forth in the Recitals.
“Permitted Reg Rights Holders” means (a) the Purchasers and their respective Affiliates, (b) the BV Shareholder, and (c) any Person to whom Registrable Securities representing at least 2% of the then-outstanding shares of Common Stock (on an As-Converted Basis) are transferred in accordance with the terms of the applicable Investment Agreement, as applicable, other than in a transaction pursuant to a Registration Statement or Rule 144 that results in such securities ceasing to be Registrable Securities.
“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.
“Piggyback Registration” has the meaning set forth in Section 2(e).
“Piggyback Shareholder” has the meaning set forth in Section 2(e).
“Preferred Warrant” has the meaning set forth in the Recitals.
“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.
“Public Offering” means a public offering and sale of equity securities for cash pursuant to an effective Registration Statement under the Securities Act.
“Registrable Securities” means (a) any shares of Voting Common Stock (i) issued pursuant to any Investment Agreement or (ii) issued or issuable upon the exercise of the Common Warrant, as applicable, and (b) any shares of Voting Common Stock issued or issuable upon conversion of shares of Non-Voting Common Equivalent Stock (i) issued pursuant to any Investment Agreement or (ii) issued or issuable upon the exercise of the Preferred Warrant, as applicable, including, in each case of clauses (a) and (b), any securities acquired as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of such shares of Common Stock, or any stock dividend or stock distribution in respect of such share of Common Stock; provided, however, such securities shall cease to be Registrable Securities on the earliest to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement; (B) such securities shall have been sold in accordance with Rule 144 and the restrictive legend shall have been removed; (C) such securities shall have been transferred in a transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities in accordance with the terms hereof; (D) such securities shall have been otherwise transferred, new certificates or book entries credits for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; or (E) such securities have ceased to be outstanding.
“Registration Expenses” means all expenses incurred in effecting any registration or any offering and sale pursuant hereto or otherwise incident to the performance of or compliance with this Agreement, whether or not any Registrable Securities are sold under a Registration Statement in connection therewith, including registration, qualification, listing and filing fees (including all SEC, stock exchange and Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fees, as applicable), word processing, printing and copying expenses, messenger, telephone and delivery expenses, all transfer agent and registrar fees and expenses, fees and disbursements of all law firms of the Company and all accountants and other persons retained by the Company (including the expenses of any opinions, audits/reviews or comfort letters and updates thereof required by or incident to such performance), any reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities, all fees and expenses of any special experts or other persons retained by the Company in connection with any registration, all expenses related to the “road show” for any underwritten offering, including all travel, meals and lodging, and any blue sky (including reasonable fees and disbursements of counsel to any underwriter incurred in connection with blue sky qualifications of the Registrable Securities as may be set forth in any underwriting agreement) and other securities Laws fees and expenses, as well as all internal fees and expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties) and any other fees and disbursements customarily paid by the issuers of securities. Notwithstanding anything herein to the contrary, Registration Expenses shall not include Selling Expenses. In addition, in connection with any registration or underwritten offering pursuant hereto, the Company shall pay or reimburse the Shareholders for the reasonable and documented fees and expenses of one (1) nationally recognized law firm, chosen by the holders of a majority of the Registrable Securities included in such registration or underwritten offering (or, in the case of a Block Trade, the Shareholder that initiated such Block Trade), as their counsel, including, for the avoidance of doubt, in connection with any Demand Registration, Underwritten Shelf Take-Down, Piggyback Registration and filing of a Shelf Registration Statement; provided that the Company shall not be responsible for any such fees and expenses that exceed $150,000 for the first Demand Registration or Underwritten Shelf Take-Down and $100,000 for any subsequent Demand Registration or Underwritten Shelf Take-Down, in each case, pursuant hereto. Nothing in this definition shall impact any agreement on expenses solely between the Company and any underwriter.
“Registration Statement” means any registration statement (including any Demand Registration Statement or Shelf Registration Statement) of the Company under the Securities Act which permits the Public Offering of any of the Registrable Securities pursuant to the provisions hereof, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
“Selling Expenses” means all underwriting discounts and selling commissions associated with effecting any sales of Registrable Securities under any Registration Statement by the Shareholders and all stock transfer taxes applicable to the sale or transfer by the Shareholders of Registrable Securities to the underwriter(s) pursuant hereto.
“Shareholders” means the Purchasers and any other Permitted Reg Rights Holder that holds Registrable Securities.
“Shelf Period” has the meaning set forth in Section 2(a).
“Shelf Registration Statement” has the meaning set forth in Section 2(a).
“Shelf Take-Down” has the meaning set forth in Section 2(b).
“Special Registration” means the registration (a) in connection with any employee stock option or other benefit plan, (b) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of the Company, or (d) for a dividend reinvestment plan.
“Suspension” has the meaning set forth in Section 2(i)(i).
“Suspension Notice” has the meaning set forth in Section 2(i)(i).
“Underwritten Shelf Take-Down” has the meaning set forth in Section 2(b).
“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2(b).
“Voting Common Stock” has the meaning set forth in the Preamble.
“Warrants” means the Initial Warrants and any subsequent warrant or warrants that may be issued by the Company pursuant to any transfers of the Initial Warrants (or any portion thereof) or any such subsequent warrant.
“WP Shareholder” means, collectively, WP CLIPPER GG 14 L.P., WP CLIPPER FS II L.P. and their respective Affiliates who are or become a Shareholder.
Section 2. Registration Rights.
(a) Shelf Registration Statement. The Company will use its reasonable best efforts to file with the SEC, no later than 89 days following the Closing (or, if earlier, no later than the Business Day prior to the expiration of the Lock-Up Period), an automatic shelf registration statement on Form S-3 (or successor form) pursuant to Rule 415 under the Securities Act (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), if the Company is eligible to use such Form S-3 (or successor form), or if the Company is not a well-known seasoned issuer, a shelf registration statement on Form S-3 (or successor form), if the Company is eligible to use such form (a “Shelf Registration Statement”), relating to the offer and resale of all Registrable Securities then held by the Shareholders (including naming the WP Shareholder and the CB Shareholder as selling shareholders), at any time and from time to time following the date on which the Shelf Registration Statement becomes effective in accordance with the methods of distribution set forth in the Plan of Distribution section of the Shelf Registration Statement. The Company shall use its reasonable best efforts to cause the Shelf Registration Statement to be declared, or otherwise become, effective no later than the Business Day immediately prior to the expiration of the Lock-Up Period; provided, that notwithstanding anything contrary contained herein, the Company shall not be required to cause the Shelf Registration Statement to be declared or otherwise become effective under the Securities Act or to file a post-effective amendment or prospectus supplement to an existing shelf registration statement prior to the Business Day prior to the expiration of the Lock-Up Period. The Shelf Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder. For so long as the Company is eligible to use Form S-3 (or successor form), the Company, in each case, subject to the qualifications above, shall maintain the continuous effectiveness of the Shelf Registration Statement for the maximum period permitted by SEC rules, subject to any Suspension that may occur as described in Section 2(i). The Company shall use its reasonable best efforts to promptly replace any Shelf Registration Statement at or before expiration, if applicable, with a successor effective Shelf Registration Statement to the extent any Registrable Securities remain outstanding (such period during which a Shelf Registration Statement is effective, the “Shelf Period”).
(b) Right to Request Shelf Take-Down. At any time and from time to time during the Shelf Period, one or more of the Shareholders may, by written notice to the Company, request an offering pursuant to the Shelf Registration Statement of all or part of the Registrable Securities held by the Shareholders (a “Shelf Take-Down”). Any Shareholder may, after any Shelf Registration Statement becomes effective, deliver a written notice to the Company (the “Underwritten Shelf Take-Down Notice”) specifying that a Shelf Take-Down is intended to be conducted through an underwritten offering (including by means of a Block Trade) (such underwritten offering, an “Underwritten Shelf Take-Down”), which notice shall specify the number and type of Registrable Securities intended to be included in such Underwritten Shelf Take-Down and the intended method(s) of distribution thereof; provided, however, that the Shareholders may not, without the Company’s prior written consent, request an Underwritten Shelf Take-Down the reasonably anticipated aggregate gross proceeds of which shall be less than the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. The Company and the Shareholders participating in an Underwritten Shelf Take-Down will enter into an underwriting agreement (including a customary lock-up, not to exceed ninety (90) days, if requested by the managing underwriter(s) (it being understood that any such lock-up will permit Permitted Transfers (as defined in the Investment Agreements) other than those described in Section 4.2(c)(vii) of the Investment Agreements)) in customary form with the managing underwriter(s) selected for such offering. The Company may include in any Underwritten Shelf Take-Down (other than a Block Trade) pursuant to this Section 2(b) any additional securities of the same class without the prior written consent of the Shareholders participating in such Underwritten Shelf Take-Down, subject to the Shareholders’ priority position set forth herein. Notwithstanding anything to the contrary herein, (A) if a Shareholder wishes to engage in (i) a Shelf Take-Down in the form of a Block Trade, (1) such Shareholder shall notify the Company of the Block Trade not less than three (3) Business Days prior to the day such Block Trade is to commence, (2) Persons other than such demanding Shareholder shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Block Trade and (3) such demanding Shareholder engaging in such Block Trade shall not be required to notify any other Person of such Block Trade or permit any other Person to participate in such Block Trade, or (ii) a Shelf Take-Down that is not an Underwritten Shelf Take-Down, (1) such Shelf Take-Down may be made for less than the Minimum Amount, (2) Persons other than the Shareholder initiating such Shelf Take-Down shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Shelf Take-Down and (3) the Shareholder initiating such Shelf Take-Down shall not be required to notify any other Person of such Shelf Take-Down or permit any other Person to participate in such Shelf Take-Down, and (B) any Shareholder not included in a Block Trade shall not be subject to any underwriter lock-up or be required to enter into or sign any lock-up in connection with such Block Trade. Notwithstanding anything to the contrary contained herein, the Company will not be in breach of this Agreement if an underwriter will not agree to the lock-up terms required by this Section 2(b).
(c) Demand Registration Statement if Shelf Registration Statement Unavailable. If the Company is ineligible to file with the SEC a shelf registration statement on Form S-3 (or successor form) in accordance with Section 2(a), upon the written request of one or more Shareholders (a “Demand Registration”), the Company shall use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 (or successor form) (a “Demand Registration Statement”) registering for resale of such number of shares of Registrable Securities requested to be included in the Demand Registration Statement by such Shareholders and have the Demand Registration Statement declared effective under the Securities Act as promptly as practicable; provided that the reasonably anticipated aggregate gross proceeds of an underwritten offering conducted pursuant to such Demand Registration Statement (including a Block Trade) must equal or exceed the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities; provided, further, that the Company shall not be required to cause the Demand Registration Statement to be declared effective under the Securities Act prior to the expiration of the Lock-Up Period. After any Demand Registration Statement has become effective, subject to the filing of any post-effective amendment to the Demand Registration Statement pursuant to Section 3(a)(ii), the Company shall use its reasonable best efforts to keep such Demand Registration Statement continuously effective until all of the Registrable Securities covered by such Demand Registration Statement have been sold in accordance with the plan of distribution set forth therein or are no longer outstanding. The Demand Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder.
(d) Limitations on Shelf Take-Downs and Demand Registrations. Following the expiration of the Lock-Up Period, the Shareholders shall be entitled to request a maximum of five (5) per year (four (4) of which may be requested by the WP Shareholder and one (1) of which may be requested by the CB Shareholder) (i) Underwritten Shelf Take-Downs (including Block Trades) pursuant to Section 2(b), (ii) Demand Registrations pursuant to Section 2(c) or (iii) a combination thereof; provided that the WP Shareholder shall have the sole right to request marketed Underwritten Shelf Take-Downs or Demand Registrations (“Marketed Deals”), and there shall be no more than an aggregate of two (2) Marketed Deals in total; provided further the Company shall not be obligated to effect any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) within ninety (90) days after the effective date of a previous Demand Registration or the pricing date of a previous Underwritten Shelf Take-Down, in each case, that is a Marketed Deal (for the avoidance of doubt, excluding a Block Trade). Any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) must be for at least the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. Notwithstanding anything to the contrary herein, (A) Shareholders shall be entitled to an unlimited number of Shelf Take-Downs that are not Underwritten Shelf-Take Downs and such Shelf Take-Downs may be made for less than the Minimum Amount, and (B) the BV Shareholder shall not have the right to request or participate in any Underwritten Shelf Take-Down (including any Block Trade) or Demand Registration hereunder, other than as expressly set forth in Section 2(l) hereof (for the avoidance of doubt, in case of such non-Underwritten Shelf-Take Downs, the Company shall not be required to perform the obligations applicable to underwritten offerings as set forth in Section 3).
(e) Piggyback Registration. If, at any time after the expiration of the Lock-Up Period, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Common Stock or similar common equity securities of the Company, or the Company proposes a Shelf Take-Down (other than (i) a Block Trade, (ii) an at-the-market offering, or (iii) a Shelf Take-Down by a Shareholder that is not an Underwritten Shelf Take-Down), whether or not for its own account or for the account of one or more securityholders of the Company, on a form and in a manner that would permit registration of the Registrable Securities, which shall exclude any Special Registration, the Company shall give written notice as promptly as practicable, but not later than ten (10) days prior to the anticipated date of filing of such Registration Statement, or in the case of a shelf take-down, no later than five (5) days prior to the anticipated take-down, to the Shareholders of its intention to effect such registration or shelf take-down and, in the case of each Shareholder, shall include in such registration or take-down all of such Shareholder’s Registrable Securities (subject to Section 2(h)) with respect to which the Company has received a written request from such Shareholder for inclusion therein within three (3) days after the Company’s notice is given to such Shareholder (a “Piggyback Registration” and any such requesting Shareholder that has not withdrawn its Registrable Securities from such Piggyback Registration, a “Piggyback Shareholder” with respect to such Piggyback Registration). In the event that a Shareholder makes such written request, such Shareholder may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, at any time at least two (2) Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration or the date of the launch of the shelf take-down. The Company may postpone

(provided that Piggyback Shareholders are given the option to withdraw their Registrable Securities from such postponed Piggyback Registration), terminate or withdraw any Piggyback Registration under this Section 2(e), whether or not any Shareholder has elected to include Registrable Securities in such registration. No Piggyback Registration shall count as a Demand Registration or Underwritten Shelf Take-Down to which the Shareholders are entitled.
(f) Selection of Underwriters; Right to Participate. The Shareholders delivering the Demand Registration request or the Underwritten Shelf Take-Down Notice shall (as determined by holders of a majority of the Registrable Securities proposed to be included in such Demand Registration or Underwritten Shelf Take-Down) have the right to select the managing underwriter(s) to administer an offering pursuant to a Demand Registration Statement or Underwritten Shelf Take-Down; provided that such managing underwriter(s) are reasonably acceptable to the Company. If a Piggyback Registration under Section 2(e) hereof is proposed to be underwritten, the Company shall so advise the Shareholders as a part of the written notice given pursuant to Section 2(e) hereof. In such event, the managing underwriter(s) to administer the offering shall be chosen solely by the Company. A Shareholder may participate in a registration or offering hereunder only if such Shareholder (i) agrees to sell such Registrable Securities on the basis provided in any underwriting agreement with the underwriter(s) and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably requested by the Company or the managing underwriter(s) under the terms of such underwriting arrangements customary for selling Shareholders to enter into in secondary underwritten public offerings; provided, however, that the Shareholders shall only be required to make representations and warranties to the Company or the underwriters that are customary for such offerings under the circumstances (in no event, however, will the Shareholders be required to represent to the accuracy of the Company’s disclosure, other than information specifically related to such Shareholder’s ownership position, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder). Notwithstanding anything to the contrary herein, any underwriting agreement shall contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the Shareholders as are customarily made by issuers to selling Shareholders in secondary underwritten public offerings.
(g) Priority of Securities Offered Pursuant to Demand Registrations and Underwritten Shelf Take-Downs. If the managing underwriter(s) of an offering pursuant to a Demand Registration or Underwritten Shelf Take-Down shall advise the Company and the Shareholders in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock requested to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated (i) first, to Registrable Securities requested by the Shareholders to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down, pro rata among all such Shareholders on the basis of the number of Registrable Securities held by such Shareholders, and (ii) second, if subclause (i) above is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.
(h) Priority of Securities Offered Pursuant to Piggyback Registration. If the managing underwriter(s) of a registration of shares of Common Stock giving rise to a right to Piggyback Registration shall advise the Company and the Piggyback Shareholders with respect to such Piggyback Registration in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock proposed to be sold in such offering and Registrable Securities requested by such Piggyback Shareholders to be included therein, in the aggregate, exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated, if the Piggyback Registration is initiated as an underwritten:
(i) primary offering for the account of the Company: (x) first, to shares of Common Stock to be included by the Company, (y) second, if subclause (x) above is satisfied, among the Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (z), if subclauses (x) and (y) above are satisfied, among the securities requested to be included therein by other securityholders, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them or in such other manner as they may agree; and
(ii) offering for the account of holder(s) of the Company’s securities other than the Company: (x) first, among the securities requested to be included therein by such holder who initiated the Piggyback Registration, Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (y) second, if subclause (x) is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.
(i) Postponement; Suspensions; Blackout Period.
(i) The Company may postpone the filing or the effectiveness of a Demand Registration Statement or commencement of a Shelf Take-Down (or suspend the continued use of an effective Demand Registration Statement or Shelf Registration Statement), including requiring the Shareholders to suspend any offerings of Registrable Securities pursuant hereto (a “Suspension”), (A) during the pendency of a stop order issued by the SEC suspending the use of any registration statement of the Company or proceedings initiated by the SEC with respect to any such registration statement under Section 8(d) or 8(e) of the Securities Act or (B) if, based on the good faith judgment of the Board of Directors, such postponement or suspension is necessary in order to avoid materially detrimental disclosure of material non-public information that the Board of Directors, after consultation with outside counsel to the Company, has in good faith determined (1) would be required to be made in any Demand Registration Statement or Shelf Registration Statement so that such Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) would not be required to be made at such time but for the filing or continued use of such Registration Statement, and (3) the Company has a bona fide business purpose for not disclosing publicly, and the Company delivers to the Shareholders participating in such registration notice (a “Suspension Notice”) of the Company’s determination to postpone or suspend use of the Demand Registration Statement or Shelf Registration Statement, as applicable; provided, however, in each case, that the Shareholders requesting a Demand Registration Statement or Shelf Take-Down shall be entitled, at any time after receiving a Suspension Notice or similar notice and before such Demand Registration Statement becomes effective or before such Shelf Take-Down is commenced, to withdraw such request and, if such request is withdrawn, the Company shall pay all expenses incurred by the Shareholders, including fees of legal counsel (subject to the caps contained herein), in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count against the number of Demand Registrations or Underwritten Shelf Take-Downs permitted pursuant to Section 2(d). If Shareholders otherwise withdraw a request for a Demand Registration Statement or Shelf Take-Down, other than following the receipt of a Suspension Notice, the Shareholders shall pay all expenses incurred by the Shareholders, including fees of legal counsel, in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count as a Demand Registration or an Underwritten Shelf Take-Down; provided that, at the option of the Shareholders, the Company shall pay all expenses incurred by the Shareholders, including fees and legal counsel (subject to the caps contained herein), in connection with such withdrawn registration if such Demand Registration or Shelf Take-Down counts against the number of Demand Registrations or Underwritten Shelf Take-Downs pursuant to Section 2(d). The Company shall provide prompt written notice to the Shareholders (an “End of Suspension Notice”) of (x) the fact that the circumstances giving rise to such Suspension no longer exist, (y) the Company’s decision to file or seek effectiveness of such Demand Registration Statement or commence such Shelf Take-Down following such Suspension and (z) the effectiveness of such Demand Registration Statement or commencement of such Shelf Take-Down. Notwithstanding the provisions of this Section 2(i)(i), with respect to Section 2(i)(i)(B), the Company shall not effect any Suspension(s) more than two (2) times during any 12-month period or for a period in the aggregate exceeding ninety (90) days in any 12-month period. No Shareholder shall effect any sales of shares of Common Stock pursuant to a Demand Registration Statement or Shelf Registration Statement at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice. The Company may not file or effect any other Registration Statement during the term of any Suspension.
(ii) Each Shareholder agrees that, except as required by Law, it shall treat as confidential the receipt of any Suspension Notice; provided, however, that in no event shall such Suspension Notice contain any material nonpublic information of the Company (other than the existence of such Suspension Notice).
(j) Supplements and Amendments. The Company shall supplement and amend any Shelf Registration Statement if required by the Securities Act or the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.
(k) Subsequent Holder Notice. If a Person becomes entitled to the benefits of this Agreement pursuant to Section 7 after a Shelf Registration Statement becomes effective under the Securities Act, the Company shall, as promptly as practicable, following delivery of written notice to the Company of a request for such Person’s name to be included as a selling securityholder in the prospectus related to the Shelf Registration Statement:
(i) if required and permitted by Law, file with the SEC a supplement to the related prospectus or a post-effective amendment to the Shelf Registration Statement so that such Person is named as a selling securityholder in the Shelf Registration Statement and the related prospectus in such a manner as to permit such Person to deliver a prospectus to the purchaser of the Registrable Securities in accordance with Law;
(ii) if, pursuant to Section 3(a)(ii), the Company shall have filed a post-effective amendment to the Shelf Registration Statement that is not automatically effective, use its reasonable best efforts to cause such post-effective amendment to become promptly effective under the Securities Act; and
(iii) promptly notify such Permitted Reg Rights Holder after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 3(a)(ii); provided, however, that the Company shall not be required to file more than one (1) post-effective amendment or supplement to the related prospectus pursuant to this Section 2(k) for any fiscal quarter.
(l) Certain Restrictions. Notwithstanding anything to the contrary in this Agreement, (1) the BV Shareholder and the CB Shareholder shall be the only Persons (other than the WP Shareholder) entitled to participate in, or to have the rights of “Shareholders” or “Piggyback Shareholders” in connection with, a Marketed Deal initiated by the WP Shareholder, which Piggyback Registration rights, in the case of the BV Shareholder, shall be the only registration rights that the BV Shareholder shall have pursuant to this Agreement, and (2) the Company shall not have the right to participate in any Marketed Deal initiated by the WP Shareholder without the WP Shareholder’s prior written consent (in its sole discretion).
Section 3. Registration Procedures.
(a) Filing and Other Procedures. If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method(s) of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as promptly as practicable:
(i) prepare and file with the SEC (as promptly as reasonably practicable, but no later than sixty (60) days after a request for a Demand Registration and no later than ten (10) days after a request for an Underwritten Shelf Take-Down, subject to the postponement provisions herein) the Demand Registration Statement (including a Prospectus therein and any supplement thereto and all exhibits and financial statements required by the SEC to be filed therewith) to effect such registration and, subject to the efforts standard herein, cause such Registration Statement to become effective, and provide copies of all such documents proposed to be filed or furnished to (x) counsel of the Shareholders, and provide such legal counsel a reasonable opportunity to review and comment on such documents (other than Exchange Act reports incorporated by reference thereto not related to such offering), and (y) the other representative(s) on behalf of the Shareholders included in such Registration Statement (to be chosen by the Shareholders) and any managing underwriter(s), and the representative(s) and the managing underwriter(s) and their respective counsel shall have the reasonable opportunity to review and comment thereon, and the Company will make such changes and additions thereto as may reasonably be requested by such counsel and the representative(s) and the managing underwriter(s) and their respective counsel prior to such filing, unless the Company reasonably objects to such changes or additions;
(ii) prepare and file with the SEC such pre- and post-effective amendments and supplements to a Shelf Registration Statement or Demand Registration Statement, and the Prospectus used in connection therewith or any free writing prospectus (as defined in SEC rules) as may be required by applicable securities Laws or reasonably requested by the Shareholders or any managing underwriter(s) to maintain the effectiveness of such registration and to comply with the provisions of applicable securities Laws with respect to the disposition of all securities covered by such registration statement during the period in which such Registration Statement is required to be kept effective, and before filing such amendments or supplements, provide copies of all such documents proposed to be filed or furnished to counsel of such Shareholders, which documents shall be subject to the review and comment of such counsel (other than Exchange Act reports incorporated by reference thereto not related to such offering);
(iii) furnish to each Shareholder of the securities being registered and each managing underwriter without charge, such reasonable number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits other than those which are being incorporated into such Registration Statement by reference and that are publicly available), such reasonable number of copies of the Prospectus contained in such Registration Statement and any other Prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents, as the Shareholders and any managing underwriter(s) may reasonably request;
(iv) use its reasonable best efforts to register or qualify all Registrable Securities under such other securities or “blue sky” Laws of such jurisdictions as the Shareholders and any managing underwriter(s) may reasonably request; provided, however, that the Company shall not for any such purpose be required to qualify generally to do business as a foreign company in any jurisdiction where it would not otherwise be required to qualify but for this Section 3, or to consent to general service of process in any such jurisdiction, or to be subject to any tax obligation in any such jurisdiction where it is not then so subject;
(v) as promptly as reasonably practicable, notify the Shareholders and any managing underwriter(s) at any time when the Company becomes aware that a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, to, as promptly as is reasonably practicable, prepare and furnish without charge to the Shareholders and any managing underwriter(s) a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchaser of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
(vi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(vii) use its reasonable best efforts to list all Registrable Securities covered by such Registration Statement on the principal securities exchange on which any such class of securities is then listed and cause to be satisfied all requirements and conditions of such securities exchange to the listing of such securities that are reasonably within the control of the Company;
(viii) notify each Shareholder and any managing underwriter(s), as soon as is reasonably practicable after it shall receive notice thereof, of the time when such Registration Statement, or any post-effective amendments to the Registration Statement, shall have become effective, after it shall receive notice thereof;
(ix) to make available to each Shareholder whose Registrable Securities are included in such Registration Statement and any managing underwriter(s) as soon as reasonably practicable after the same is prepared and distributed, filed with the SEC, or received by the Company, an executed copy of each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and any item of correspondence received from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, it being understood that each Shareholder receiving such material from the Company that is confidential shall and shall cause its Affiliates and representatives to keep such materials confidential. The Company shall as soon as reasonably practicable (A) notify the Shareholders and any managing underwriter(s) of the effectiveness of such Registration Statement or any post-effective amendment or the filing of the prospectus supplement contemplated herein, (B) respond reasonably and completely to any and all comments received from the SEC or the staff of the SEC, with a view towards causing such Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable, and (C) file an acceleration request following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;
(x) advise each Shareholder and any managing underwriter(s), promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and use its reasonable best efforts to prevent the issuance of any stop order, injunction or other order or requirement or to obtain its withdrawal if such stop order, injunction or other order or requirement should be issued, (B) the suspension of the registration of the subject shares of the Registrable Securities in any state jurisdiction and (C) the removal of any such stop order, injunction or other order or requirement or proceeding or the lifting of any such suspension;
(xi) in connection with a customary due diligence review, make available for inspection by one representative on behalf of each Shareholder whose Registrable Securities are included in such registration statement and any managing underwriter(s), and any attorney, accountant or other agent retained by, or other representative of, any such Shareholder or underwriter, at reasonable times and in a reasonable manner, all pertinent financial and other records and corporate documents of the Company, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Shareholder, underwriter(s), attorney, accountant or agent to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act that is customary for a participant in a securities offering in connection with such registration statement; provided, however, that the foregoing investigation and information gathering shall be coordinated on behalf of such parties by one (1) firm of counsel designated by and on behalf of such parties, and that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such parties pursuant to customary confidentiality agreements;
(xii) if requested by any Shareholder or any managing underwriter(s), as promptly as is reasonably practicable, incorporate in a prospectus supplement or post-effective amendment such information as such Shareholder or managing underwriter(s) reasonably requests to be included therein, including with respect to the Registrable Securities being sold by such Shareholder, the purchase price being paid therefor by any underwriter(s) and with respect to any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and as promptly as is reasonably practicable, make all required filings of such prospectus supplement or post-effective amendment;
(xiii) reasonably cooperate with each Shareholder and any managing underwriter(s) participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;
(xiv) in the case of an underwritten offering, (1) enter into such customary agreements (including an underwriting agreement in customary form), (2) take all such other customary actions as the managing underwriter(s) reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including causing senior management and other Company personnel to reasonably cooperate with the Shareholder(s) whose Registrable Securities are included in a Registration Statement and the underwriter(s) in connection with performing customary due diligence and the customary marketing of such offering, including management presentations, investor calls and road show presentations, subject to the limitations on marketed offerings contained herein) and (3) cause its counsel to issue opinions of counsel addressed and delivered to the underwriter(s) in form, substance and scope as are customary in underwritten offerings, subject to customary limitations, assumptions and exclusions;
(xv) if requested by the managing underwriter(s) of an underwritten offering, use its reasonable best efforts to cause to be delivered, upon the pricing of any underwritten offering, and at the time of closing of a sale of Registrable Securities pursuant thereto, “comfort” letters from the Company’s independent registered public accountants addressed to the underwriter(s), and otherwise in customary form and covering such financial and accounting matters as are customarily covered by “comfort” letters of the independent registered public accountants delivered at pricing or closing, as applicable, in connection with primary underwritten public offerings; provided, however, that such recipients furnish such written representations or acknowledgements as are customarily required to receive such comfort letters; and
(xvi) the Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Shareholder covered thereby by name, or otherwise identifies such Shareholder, without the consent of such Shareholder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by Law, in which case the Company shall provide written notice to such Shareholders no less than two (2) Business Days prior to the filing.
(b) Conditions to Registration Rights.
(i) Subject to the last sentence of this Section 3(b)(i), as a condition precedent to the obligations of the Company to file any Registration Statement, each Shareholder shall furnish in writing to the Company such information regarding such Shareholder (and any of its Affiliates), the Registrable Securities to be sold and the intended method of distribution of such Registrable Securities reasonably requested by the Company as is reasonably necessary for inclusion in the Registration Statement relating to such offering pursuant to the Securities Act; provided that the Company shall only use such information in connection with such registration or related offering. Notwithstanding the foregoing, in no event will any party be required to disclose to any other party any personally identifiable information or personal financial information in respect of any individual.
(ii) Each Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in (x) Section 3(a)(v), such Shareholder shall forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(v); (y) clause (A) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x); and (z) clause (B) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement in the applicable state jurisdiction(s) until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x). The length of time that any registration statement is required to remain effective shall be extended by any period of time that such registration statement is unavailable for use pursuant to this paragraph; provided, however, in no event shall any Registration Statement be required to remain effective after the date on which all Registrable Securities cease to be Registrable Securities.
(iii) If requested by the managing underwriter(s), each Shareholder that (A) beneficially owns at least 5% of the Common Stock (on an As-Converted Basis) and (B) was offered the opportunity to participate in a marketed underwritten offering, shall enter into a customary lockup agreement not to exceed ninety (90) days in respect of such underwritten offering by the Company (it being understood that the Company will use its reasonable best efforts to cause any such lockup agreement to permit Permitted Transfers (as defined in the Investment Agreements) other than those described in Section 4.2(c)(vii) of the Investment Agreements); provided that the Company shall cause each of its executive officers and directors and any other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis) (excluding any passive investors), to enter into lockup agreements that contain restrictions that are no less restrictive than the restrictions contained in the lockup agreements executed by the Shareholders; provided, further, that if such lockup agreement is released or waived for any of the Company’s executive officers or directors or other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis), the Shareholders shall receive a comparable release or waiver on a pro rata basis. The Shareholders acknowledge that (i) the Company may be subject to a lock-up with the managing underwriter(s) in connection with any underwritten offering by the Company, whether or not a Shareholder participated in the last Underwritten Shelf Take-Down or Demand Registration, and (ii) the Company will use its reasonable best efforts to cause itself not to be subject to any lock-up with the requesting underwriter(s) in a Block Trade.
Section 4. Indemnification.
(a) Indemnification by the Company. The Company agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law, each Shareholder, its Affiliates, partners, officers, directors, employees, advisors, representatives and agents and each Person, if any, who controls such Shareholder within the meaning of the Securities Act or the Exchange Act, against any and all losses, penalties, liabilities, claims, damages and expenses, joint or several (including reasonable and documented attorneys’ fees and any expenses and reasonable and documented costs of investigation) (“Losses”), as incurred, to which the Shareholders or any such indemnitees may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Registrable Securities were registered and sold under the Securities Act, any Prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable in any such case to the extent that any Loss arises out of or is based upon an untrue statement or alleged statement or omission or alleged omission made in such Registration Statement, any such Prospectus, amendment or supplement in reliance upon and in conformity with written information about a Shareholder that is furnished to the Company by such Shareholder or its authorized representative expressly for use therein, it being understood and agreed that the only such information furnished by any Shareholder for any purpose of this Agreement (including Section 4(b)) consists of the number of shares of Common Stock owned by such Shareholder, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder proposing to sell or (ii) any violation (or alleged violation) by the Company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation thereunder in connection with any registration or offering hereunder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder or any indemnified party and shall survive the transfer of such securities by such Shareholder.
(b) Indemnification by the Shareholders. Each Shareholder agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law (in the same manner and to the same extent as set forth in

Section 4(a)), the Company, its Affiliates, officers, directors, and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act, with respect to any untrue statement or alleged untrue statement of a material fact in or omission or alleged omission to state a material fact from such Registration Statement, any Prospectus contained therein, or any amendment or supplement thereto, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information about such Shareholder furnished to the Company by such Shareholder or its authorized representative expressly for inclusion therein, it being understood and agreed that the only such information furnished by any Shareholder consists of the information described as such in Section 4(a); provided, however, that a Shareholder shall not be liable for any amounts in excess of the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate; provided, further, that the obligations of the Shareholders shall be several and not joint and several. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party and shall survive the transfer of such securities by the Company.
(c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 4, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 4, except to the extent that the indemnifying party is prejudiced by such failure to give notice. In case any such action or proceeding is brought against an indemnified party, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, such indemnified party shall permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (i) the indemnifying party has agreed to pay such fees or expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person within a reasonable time after receipt of notice of such claim from the person entitled to indemnification hereunder or (iii) in the indemnified party’s reasonable judgment (based upon advice of its counsel) there may be material legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party or a conflict of interest may exist between it or other indemnified parties and the indemnifying party with respect to any such claim. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent. If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (x) such settlement or compromise contains a full and unconditional release of all indemnified parties of all liability in respect to such claim or litigation, does not contain any statement of wrongdoing or fault on the party of any indemnified party and is paid in full by the indemnifying party or (y) the indemnified party otherwise consents in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels. The indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
(d) Contribution. If the foregoing indemnity is held by a Governmental Entity of competent jurisdiction to be unavailable to the Company or any Shareholder, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, and the relative benefits received by the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation. In connection with any registration statement filed with the SEC by the Company, the relative fault of the indemnifying party on the one hand and of the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section 4, no Shareholder shall be required to contribute an amount greater than the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate (after taking into account the amount of damages which such Shareholder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities).
(e) No Exclusivity. The remedies provided for in this Section 4 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at Law or in equity or pursuant to any other agreement.
Section 5. Covenants Relating to Rule 144. The Company shall use its reasonable best efforts to (x) timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder (provided, that if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and (y) take such further action as any Shareholder may reasonably request in writing, in each case, to the extent required from time to time to enable such Shareholder to, if permitted by the terms of this Agreement, the applicable Investment Agreement and the Registrable Securities, transfer such Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Shareholder, the Company will deliver to such Shareholder a written statement that it has complied with such requirements, subject to its compliance with such requirements. The Company shall, upon any request by a Shareholder in connection with a sale, transfer or other disposition by any Shareholder of any Registrable Securities permitted by Rule 144, (i) use its reasonable best efforts to promptly (and in no event longer than five (5) Business Days after such request) cause the removal of any restrictive legend or similar restriction on the Registrable Securities, and, in the case of book-entry shares, make or cause to be made appropriate notifications on the books of the Company’s transfer agent for such number of shares and registered in such names as the Shareholders may reasonably request and (ii) provide a customary opinion of counsel and instruction letter required by the Company’s transfer agent in connection with such sale, transfer or disposition of such Registrable Securities; provided, however, that the taking of such action by the Company is conditioned on the Company receiving all information and documentation reasonably necessary to support such actions and make a determination that such transfer applies with Law.
Section 6. Termination; Survival. The rights of each Shareholder hereunder shall terminate upon the date that all of the Registrable Securities held by such Shareholder cease to be Registrable Securities. Notwithstanding the foregoing, the obligations of the parties under Sections 4, 5 and 7 and this Section 6 shall survive the termination hereof.
Section 7. Miscellaneous.
(a) Governing Law. This Agreement, and all matters arising out of this Agreement and the transactions contemplated hereby, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any Laws of the State of Delaware that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto (i) submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware in respect of the interpretation and enforcement of the provisions hereof and of any related agreement, certificate or other document delivered in connection herewith, (ii) waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith that they are not subject to such jurisdiction or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) agrees that service in person or by certified or by nationally recognized overnight courier to its address set forth in Section 7(i) shall constitute valid in personam service upon such party and its successors and assigns in any action commenced pursuant to this Section 7(a) and (iv) acknowledges that this is a commercial transaction, that the foregoing provisions for service of process and the following provisions for waiver of jury trial have been read, understood and voluntarily agreed to by each party and that by agreeing to such provisions each party is waiving important legal rights.
(b) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM, ACTION, HEARING, CHARGE, DISPUTE, SUIT, INVESTIGATION, AUDIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
(c) Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Investment Agreements, the Common Warrants and the documents referenced herein and therein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the parties’ intent.
(d) Amendments and Waivers. No amendment of any provision hereof shall be valid and binding unless it is in writing and signed by the Company and the Shareholders representing at least fifty percent (50%) (by number) of the Registrable Securities then outstanding and, for so long as the WP Shareholder or the CB Shareholder holds any Registered Securities, the WP Shareholder and/or the CB Shareholder, as applicable (with each share of Voting Common Stock issued pursuant to the Investment Agreements, and each share of Voting Common Stock to be received upon (i) exercise of the Common Warrant or (ii) conversion of the Non-Voting Common Equivalent Stock issued or issuable (A) pursuant to the Investment Agreements and (B) upon exercise of the Preferred Warrant, in each case, counting as one Registrable Security for this purpose (whether or not then convertible or exercisable)). No waiver of any right or remedy hereunder, to the extent legally allowed, shall be valid unless the same shall be in writing and signed by the party making such waiver. No waiver by any party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof. Notwithstanding the foregoing, no amendments may be made hereto that adversely affect the rights of any Shareholder hereunder without the prior written consent of such Shareholder.
(e) Successors and Assigns. The Shareholders may transfer or assign all or any portion of their respective rights provided in this Agreement in connection with the transfer of shares of Voting Common Stock, Non-Voting Common Equivalent Stock or any Warrant issued under the Investment Agreements pursuant to the terms of the Investment Agreements without the prior written consent of the Company; provided that reasonably promptly following any such transfer or assignment, (i) the Shareholder provides a written notice to the Company stating the name and address of such transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred, and (ii) such transferee or assignee agrees in writing with the Company to be bound by this Agreement as fully as if it were an initial signatory hereto pursuant to a written instrument in form and substance reasonably acceptable to the Company, and any such transferee may thereafter make corresponding assignments in accordance with this Section 7(e); provided, further, that in no event shall any rights under this Agreement be assigned to any Person that is not a Permitted Reg Rights Holder.
(f) Expenses. Except as otherwise set forth herein (including under Section 2(i)), (i) all Registration Expenses incurred in connection with any Registration Statement under this Agreement shall be borne by the Company, (ii) all Selling Expenses relating to securities registered on behalf of the Shareholders shall be borne by the Shareholders of the Registrable Securities included in such registration and (iii) the obligation of the Company to bear the expenses provided for in this Section 7(f) shall apply irrespective of whether a Registration Statement becomes effective, is withdrawn or suspended, or converted to any other form of registration and irrespective of when any of the foregoing shall occur.
(g) Counterparts, Execution. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. This Agreement may be executed by facsimile, email or electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act, or other Law (e.g., www.docusign.com or by .pdf signature) by any party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.
(h) Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of the parties hereto) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated), in each case to the intended recipient as set forth below:
If to a Purchaser, at such Purchaser’s address referenced in Schedule A.
If to the Company, as follows:
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch, Michael Zeidel, Matthew Nemeroff
Email: sven.mickisch@skadden.com, michael.zeidel@skadden.com
matthew.nemeroff@skadden.com

Any party may, from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party.
(j) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at Law or equity. Each of the parties hereto hereby further waives any (i) defense in any action for specific performance that a remedy at Law would be adequate and (ii) requirement under Law to post security or a bond as a prerequisite to obtaining equitable relief.
(k) Interpretation.
(i) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(ii) The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.
(iii) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(iv) References to “the date hereof” mean the date of this Agreement.
(v) Notwithstanding anything herein to the contrary, neither the Company nor Purchaser nor any of their respective subsidiaries shall be required to take any action that is prohibited by Law or inconsistent with any requirement or directive of any Governmental Entity.
(vi) Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder.
(vii) All references to “dollars” or “$” herein are to United States dollars.
(viii) The definitions contained herein are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term
(ix) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”
(l) Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of holders a majority of the Registrable Securities then outstanding and, for so long as the WP Shareholder or the CB Shareholder holds any Registered Securities, the WP Shareholder and/or the CB Shareholder, as applicable, enter into any agreement (a “Permitted Agreement”) with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to or on parity with, or otherwise conflict with, the registration rights granted to the Shareholders hereunder or any other provision hereof, including, for clarity, allowing any other holder of Common Stock to have registration rights in the nature or substantially in the nature of those set forth in this Agreement that would have priority over or be pari passu with the Registrable Securities with respect to the inclusion of such securities in any registration statement.
(m) Further Assurances. From and after the Closing, subject to the terms of the applicable Warrants and the Articles Supplementary, the Company will take such actions as reasonably necessary to effect any exercise or conversion of the Warrants or Non-Voting Common Equivalent Stock, as applicable, upon the reasonable request of the applicable Purchaser in connection with any registration or any offering and sale pursuant hereto involving the Voting Common Stock underlying such Warrants or Non-Voting Common Equivalent Stock, it being understood that the Company shall have no obligation to register the Non-Voting Common Stock or Non-Voting Common Equivalent Stock.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.
COMPANY:

BANC OF CALIFORNIA, INC.

By:
Name:
Title:
[Signature Page to Registration Rights Agreement]

PURCHASERS:

WP CLIPPER GG 14 L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Registration Rights Agreement]

WP CLIPPER FS II L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Registration Rights Agreement]

CB LAKER BUYER L.P.

By:	CB LAKER GP LLC, its general partner

By:
Name:
Title:
[Signature Page to Registration Rights Agreement]

Schedule A
Purchaser		Address

WP CLIPPER GG 14 L.P.		c/o Warburg Pincus LLC
WP CLIPPER FS II L.P.		450 Lexington Avenue
New York, NY 10017
With a copy (which shall not constitute notice) to:		Attention:	General Counsel
		Email:	[REDACTED]@warburgpincus.com
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn:	Mark F. Veblen
Mark A. Stagliano
Email:	MFVeblen@wlrk.com
MAStagliano@wlrk.com

CB LAKER BUYER L.P.		c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, NY 10052
With a copy (which shall not constitute notice) to:		Email:	[REDACTED]@centerbridge.com

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn:	Lee Meyerson
Sebastian Tiller
Email:	LMeyerson@stblaw.com
STiller@stblaw.com
[Signature Page to Registration Rights Agreement]

Annex I
CONFIDENTIAL
Banc of California, INC.

ARTICLES SUPPLEMENTARY

7.75% NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F
Banc of California, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article 6 of the charter of the Corporation currently in effect (as amended, supplemented and/or restated from time to time, the “Charter”), and § 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation, by duly adopted resolutions, classified and designated 513,250 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of “7.75% Non-Cumulative Perpetual Preferred Stock, Series F” of the Corporation, par value $0.01 per share, with the following preferences and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:
Section 1. Designation and Amount.
A series of Preferred Stock designated as the “7.75% Non-Cumulative Perpetual Preferred Stock, Series F” (“Series F Preferred Stock”) is hereby established. Each share of Series F Preferred Stock shall be identical in all respects to every other share of Series F Preferred Stock. The number of authorized shares of Series F Preferred Stock shall initially be 513,250 shares. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series F Preferred Stock then outstanding), by the Board or a duly authorized committee of the Board, and without the vote or consent of the holders of the Series F Preferred Stock. Shares of outstanding Series F Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series F Preferred Stock.
Section 2. Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:
“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Articles Supplementary” means these Articles Supplementary.
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday or Sunday, that is not a legal holiday in Los Angeles, California, and is not a day on which banking institutions are authorized or required by law or regulation to close in Los Angeles, California.
“Bylaws” means the bylaws of the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Calculation Agent” means such bank or other entity (which may be the Corporation or an affiliate of the Corporation) as may be appointed by the Corporation to act as Calculation Agent for the Series F Preferred Stock, including any successor calculation agent duly appointed by the Corporation.
“Charter” means the charter of the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.

“Corporation” means Banc of California, Inc.
“Dividend Parity Stock” means any class or series of stock of the Corporation that ranks on parity with the Series F Preferred Stock in the payment of current dividends.
“Dividend Payment Date” has the meaning set forth in Section 4(a).
“Dividend Period” means the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of Series F Preferred Stock.
“DTC” means The Depository Trust Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Federal Reserve” means the Board of Governors of the Federal Reserve System.
“First Reset Date” means September 1, 2027.
“Five-Year Treasury Rate” means, as of any Reset Date:
The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for 5-year maturities, for the five Business Days immediately preceding the Reset Dividend Determination Date for that Reset Period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve as of 5:00 p.m. (Eastern Time) as of any Reset Dividend Determination Date, as determined by the Calculation Agent in its sole discretion; provided that if no such calculation can be determined as described above, then if the Calculation Agent determines that:
(i) the treasury rate has not been discontinued, then the Calculation Agent will use for such Reset Period a substitute base rate that it has determined is most comparable to the treasury rate; or
(ii) the treasury rate has been discontinued, then the Calculation Agent will use for such Reset Period and each successive Reset Period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the Calculation Agent determines there is an industry-accepted successor base rate to the treasury rate, then the Calculation Agent shall use such successor base rate.
If the Calculation Agent has determined a substitute or successor base rate in accordance with clause (i) above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent Reset Dividend Determination Date, then a new substitute or successor base rate shall be determined as set forth in clause (i) or clause (ii) above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the Calculation Agent has determined a substitute or successor base rate, then the Calculation Agent will apply any technical, administrative or operational changes that the Corporation determines (including changes to the definitions of “Dividend Period”, “Reset Period”, “Reset Date” and “Reset Dividend Determination Date”, timing and frequency of determining rates with respect to each Reset Period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if the Corporation decides that adoption of any portion of such market practice is not administratively feasible or if the Corporation determines that no market practice for use of the substitute or successor base rate exists, the Calculation Agent will apply any such changes for calculating such substitute or successor base rate in such other manner as the Corporation determines is reasonably necessary.
The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in clause (i) or clause (ii) above, the dividend rate for such Dividend Period shall be the same as the dividend rate determined for the immediately preceding Dividend Period.
“Junior Stock” has the meaning set forth in Section 3(a).
“Liquidation Preference” has the meaning set forth in Section 5(a).

“Liquidation Preference Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with the Series F Preferred Stock in the distribution of assets on liquidation, dissolution or winding up of the Corporation.
“Nonpayment Event” has the meaning set forth in Section 7(b).
“Non-Voting Common Stock” means, if any, the non-voting common stock, par value $0.01 per share, of the Corporation authorized by the Corporation.
“Parity Stock” has the meaning set forth in Section 3(b).
“Preferred Stock” means any and all series of preferred stock, par value $0.01 per share, of the Corporation, including the Series F Preferred Stock.
“Preferred Stock Directors” has the meaning set forth in Section 7(b).
“Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of any (i) amendment to, or change in, the laws, rules or regulations of the United States (including any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series F Preferred Stock, (ii) proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series F Preferred Stock, or (iii) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series F Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full Stated Amount of the Series F Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable, for so long as any share of the Series F Preferred Stock is outstanding.
“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.
“Reset Dividend Determination Date” means the third Business Day immediately preceding the Reset Date.
“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.
“Series F Preferred Stock” has the meaning set forth in Section 1.
“Stated Amount” means, in respect of the Series F Preferred Stock, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Charter including any applicable articles supplementary (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).
“Stock Exchange” means the New York Stock Exchange (or any other exchange on which the Corporation’s securities are listed).
“Transfer Agent” means the transfer agent with respect to the Series F Preferred Stock, which shall be Equiniti Trust Company as of the original issue date of the Series F Preferred Stock, and its successor, including any successor transfer agent appointed by the Corporation.
“Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director or any other matter as to which the holders of Series F Preferred Stock are entitled to vote as specified in Section 7 hereof, any and all other series of Preferred Stock (other than Series F Preferred Stock) that rank equally with Series F Preferred Stock as to the payment of dividends and upon which like voting rights have been conferred and are exercisable with respect to such matter.
“Voting Common Stock” means the voting common stock, par value $0.01 per share, of the Corporation authorized by the Corporation.

Section 3. Ranking.
The shares of Series F Preferred Stock shall rank:
(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series F Preferred Stock or senior to the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Junior Stock”);
(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Parity Stock”); and
(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.
The Corporation may authorize and issue additional shares of Junior Stock and Parity Stock from time to time without the consent of the holders of the Series F Preferred Stock.
Section 4. Dividends.
(a) Rate. Holders of Series F Preferred Stock will be entitled to receive, when, as and if declared by the Board or a duly authorized committee of the Board, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the Stated Amount at a rate of (i) 7.75% per annum from, and including, the original issue date to, but excluding, the First Reset Date or the earlier date of redemption and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, each such day a “Dividend Payment Date”; provided, however, that if any such Dividend Payment Date is not a Business Day, then such date shall nevertheless be a Dividend Payment Date but dividends on the Series F Preferred Stock shall be paid on the next succeeding Business Day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment). If the Corporation issues additional shares of the Series F Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued.
(b) Dividend Record Date. Dividends will be payable to holders of record of Series F Preferred Stock as they appear on the Corporation’s stock register on the applicable record date, which shall be the 15th day before the applicable Dividend Payment Date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable Dividend Payment Date, as shall be fixed by the Board or a duly authorized committee of the Board in advance of payment of each particular dividend. The Corporation shall not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared.
(c) Dividend Computation. Dividends payable on the Series F Preferred Stock will be calculated for each Dividend Period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series F Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series F Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series F Preferred Stock called for redemption.

(d) Dividends Non-Cumulative. Dividends on the Series F Preferred Stock shall not be cumulative or mandatory. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series F Preferred Stock in respect of a Dividend Period, then no dividend shall be deemed to be payable for such Dividend Period, or be cumulative, and the Corporation will have no obligation to pay any dividend for that Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend on the Series F Preferred Stock, any other series of Preferred Stock or the Common Stock for any future Dividend Period. Holders of the Series F Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series F Preferred Stock as specified in this Section 4 (subject to the other provisions hereof). Notwithstanding any other provision hereof, dividends on the Series F Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Federal Reserve or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.
(e) Priority of Dividends and Redemption and Repurchase of Junior Stock and Parity Stock. So long as any share of Series F Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series F Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
(i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than (A) a dividend payable solely in Junior Stock or (B) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);
(ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Junior Stock nor shall any shares of Junior Stock be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, during a Dividend Period (other than (A) as a result of a reclassification of Junior Stock for or into other Junior Stock, (B) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (D) purchases, redemptions or other acquisitions of shares of the Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (E) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to or during the most recently completed preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of its subsidiaries), including as trustees or custodians); and
(iii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Parity Stock nor shall any shares of Parity Stock, if any, be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, during a Dividend Period (other than (A) any purchase or other acquisition of shares of Series F Preferred Stock and Parity Stock in accordance with a purchase offer made in writing or by publication (as determined by the Board, or a duly authorized committee of the Board), to all holders of such shares on such terms as the Board (or a duly authorized committee of the Board), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (E) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to or during the preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the Corporation or any of its subsidiaries of record ownership in Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of its subsidiaries), including as trustees or custodians).
Nothing in subsections (e)(ii) or (e)(iii) of this Section 4 shall restrict the ability of the Corporation or any affiliate of the Corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.
(f) If the Board (or a duly authorized committee of the Board) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period (which terms include, in the case of the Series F Preferred Stock, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of Series F Preferred Stock or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series F Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series F Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of Dividend Parity Stock has a longer dividend period than the Dividend Period for the Series F Preferred Stock, or vice versa, for purposes of this paragraph, the Board (or a duly authorized committee of the Board) may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or the Board (or a duly authorized committee of the Board) may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series F Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series F Preferred Stock.
(g) Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board (or a duly authorized committee of the Board) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series F Preferred Stock shall not be entitled to participate in any such dividend.
Section 5. Liquidation Rights.
(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation’s business and affairs, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, holders of Series F Preferred Stock will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share (the “Liquidation Preference”), together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the Series F Preferred Stock will not be entitled to any other amounts from the Corporation after they have received their full liquidating distribution.
(b) Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series F Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series F Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series F Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation (other than the Series F Preferred Stock) means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.
(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series F Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other entity, including a transaction in which the holders of Series F Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Corporation.
Section 6. Redemption.
(a) Optional Redemption.
(i) The Series F Preferred Stock is perpetual and has no maturity date. The Corporation may redeem the Series F Preferred Stock at its option, in whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the Corporation may not redeem shares of the Series F Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(ii) The Corporation may redeem shares of the Series F Preferred Stock at any time within 90 days following a Regulatory Capital Treatment Event, in whole but not in part, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the Corporation may not redeem shares of the Series F Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(iii) The redemption price for any shares of Series F Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series F Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 4 above.
(b) No Sinking Fund. The Series F Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series F Preferred Stock will have no right to require redemption or repurchase of any shares of Series F Preferred Stock.
(c) Notice of Redemption. Notice of every redemption of shares of Series F Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if shares of the Series F Preferred Stock are held in book-entry form through DTC or any other similar facility, the Corporation may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of Series F Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series F Preferred Stock. Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series F Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of such shares of Series F Preferred Stock to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series F Preferred Stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and (5) that dividends on such shares will cease to accrue on the redemption date.

(d) Partial Redemption. In case of any redemption of only part of the shares of the Series F Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of the Series F Preferred Stock or by lot. Subject to the provisions hereof (or, if the Preferred Stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility), the Board, or a duly authorized committee of the Board, shall have full power and authority to prescribe the terms and conditions upon which shares of Series F Preferred Stock shall be redeemed from time to time. If the Corporation shall have issued certificates for the Series F Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
(e) Effectiveness of Redemption. If notice of redemption of any shares of Series F Preferred Stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by the Corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of any shares of Series F Preferred Stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series F Preferred Stock are issued in certificated form, on and after the redemption date, unless the Corporation defaults in the payment of the redemption price of the shares of the Series F Preferred Stock called for redemption, dividends will cease to accrue on all shares of Series F Preferred Stock so called for redemption, and all such shares of Series F Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.
Section 7. Voting Rights.
(a) General. The holders of the Series F Preferred Stock will have no voting rights, except as set forth below or as otherwise required by law.
(b) Right to Elect Two Directors on Nonpayment of Dividends. If and whenever dividends payable on Series F Preferred Stock or any class or series of Voting Preferred Stock have not been declared and paid (or, in the case of Voting Preferred Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive (a “Nonpayment Event”), the number of directors on the Board shall automatically be increased by two and the holders of Series F Preferred Stock, together with the holders of any outstanding Voting Preferred Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective Stated Amounts, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”) by a plurality of the votes cast; provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of the Stock Exchange, including that listed companies must have a majority of independent directors, and provided further that the Board shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of Voting Preferred Stock are entitled to elect pursuant to like voting rights). In the event that the holders of Series F Preferred Stock and such other holders of Voting Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 10% of the Stated Amount of the Series F Preferred Stock and each other series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series F Preferred Stock or Voting Preferred Stock, and delivered to the Corporate Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required or permitted by applicable law. If the

Corporation fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series F Preferred Stock or any class or series of Voting Preferred Stock may call such a meeting at the Corporation’s expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Preferred Stock holder shall have access to the Corporation’s stock ledger relating to Series F Preferred Stock and any series of Voting Preferred Stock.
Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series F Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts). The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of stockholders if such office shall not have previously terminated as provided below. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board to serve until the next annual meeting of stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by a vote of the holders of record of the Series F Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of the Stock Exchange, including that listed companies must have a majority of independent directors. If elected by stockholders, the successor shall be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by the Board on the nomination of the then remaining Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.
If and when (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series F Preferred Stock on four consecutive Dividend Payment Dates following a Nonpayment Event, and (ii) the rights of holders of any Voting Preferred Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series F Preferred Stock to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting the Board shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly Dividend Periods following a Nonpayment Event, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. If and when the rights of holders of Series F Preferred Stock terminate for any reason, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date), and the terms of any Preferred Stock Directors shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Preferred Stock have similarly terminated.
(c) Other Voting Rights. So long as any shares of Series F Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series F Preferred Stock, will be necessary to:
(i) amend or alter the Charter to authorize or increase the authorized amount of, or issue, any shares of a class or series of the Corporation’s capital stock ranking senior to the Series F Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(ii) amend, alter or repeal the provisions of the Charter so as to materially and adversely affect the powers, preferences, or rights of the Series F Preferred Stock, taken as a whole; or
(iii) consummate (x) a binding share-exchange or reclassification involving the Series F Preferred Stock, or (y) the merger, consolidation or other business combination of the Corporation with any other entity, including a transaction in which the holders of Series F Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the Corporation for cash, securities or other property, unless in each case (A) the shares of the Series F Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the Series F Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Series F Preferred Stock immediately prior to such consummation, taken as a whole;
provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized or issued Series F Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any Parity Stock or Junior Stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the Series F Preferred Stock.
The holders of the Series F Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter only the contract rights, as expressly set forth in the Charter, of the Series F Preferred Stock.
(d) Changes Permitted without Consent. Without the consent of the holders of the Series F Preferred Stock, so long as such action does not adversely affect the powers, preferences and rights of the Series F Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series F Preferred Stock:
(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in these Articles Supplementary for the Series F Preferred Stock that may be defective or inconsistent; or
(ii) to make any provision with respect to matters or questions arising with respect to the Series F Preferred Stock that is not inconsistent with the provisions of these Articles Supplementary.
(e) Changes after Provision for Redemption. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series F Preferred Stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by the Corporation for the benefit of the holders of the Series F Preferred Stock to effect the redemption.
(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series F Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, applicable law and the Stock Exchange.
Section 8. Record Holders.
To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the record holder of any share of Series F Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 9. Notices.
All notices or communications in respect of the Series F Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in these Articles Supplementary, in the Charter or in the Bylaws or by applicable law.
Section 10. Other Rights.
The shares of Series F Preferred Stock will not have any powers, preferences or rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter. The holders of Series F Preferred Stock shall not have any preemptive rights or conversion rights.
Section 11. Certificates.
The Corporation may at its option issue shares of Series F Preferred Stock without certificates.
SECOND: The shares of Series F Preferred Stock have been classified and designated by the Board under the authority contained in the Charter.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FOURTH: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman, Chief Executive Officer and President and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer on this [•] day of [•].
Banc of California, Inc.
By:
Name:	Jared Wolff
Title:	Chairman, Chief Executive Officer and President

ATTEST:
By:
Name:	Ido Dotan
Title:	Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer
[Signature Page to Articles Supplementary]

Annex J
BANC OF CALIFORNIA, INC.
AMENDED AND RESTATED
2018 OMNIBUS STOCK
INCENTIVE PLAN
Section 1. Purpose; Definitions
The purpose of this Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a long-term incentive plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:
(a) “Affiliate” means a corporation or other entity controlled by, controlling or under common control with the Company.
(b) “Applicable Exchange” means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.
(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of this Plan.
(d) “Award Agreement” means a written or electronic agreement, contract or other instrument or document setting forth the terms and conditions of a specific Award, as the Committee shall determine, consistent with the Plan.
(e) “Bank” means Banc of California, N.A., a national banking association, or any successor thereto.
(f) “Board” means the Board of Directors of the Company.
(g) “Cash Award” means an Award granted pursuant to Section 9(b) hereof.
(h) “Cause” means, unless otherwise provided in an Award Agreement, (i) “Cause” as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define “Cause”: (A) conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling the Participant’s employment duties, (C) failure on the part of the Participant to perform substantially such Participant’s employment duties in any material respect, (D) a material violation of any Company policy, including the Company’s ethics and compliance program, (E) willful misconduct, gross negligence or fraud in the commission of a Participant’s employment or other services to the Company and its Affiliates, or (F) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant’s Award Agreement.
(i) “Change in Control” has the meaning set forth in Section 10(e).
(j) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.
(k) “Commission” means the Securities and Exchange Commission or any successor agency.
(l) “Committee” has the meaning set forth in Section 2(a).
(m) “Common Stock” means common stock, par value $.01 per share, of the Company.
(n) “Company” means Banc of California, Inc., a Maryland corporation, or any successor thereto.
(o) “Disability” means (i) “Disability” as defined in any Individual Agreement to which the Participant is a party, (ii) if there is no such Individual Agreement or it does not define “Disability,” disability of a Participant means the Participant is (A) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The Committee may require such medical or other evidence as it deems necessary to judge the nature and duration of the Participant’s condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.
(p) “Disaffiliation” means a Subsidiary’s or Affiliate’s ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.
(q) “Effective Date” has the meaning set forth in Section 13(a).
(r) “Eligible Individuals” means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, who are in each case natural persons.
(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.
(t) “Fair Market Value” means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the last trading day immediately preceding the date in question, as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion using a reasonable valuation method which shall include consideration of the following factors, as applicable: (i) the value of the Company’s tangible and intangible assets; (ii) the present value of the Company’s anticipated future cash-flows; (iii) the market value of stock or equity interests in similar corporations and other entities engaged in substantially similar trades or businesses, the value of which can be readily determined objectively (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction); (iv) control premiums or discounts for lack of marketability; (v) recent arm’s-length transactions involving the sale or transfer of such stock or equity interests; and (vi) other relevant factors.
(u) “Free-Standing SAR” has the meaning set forth in Section 5(b).
(v) “Full-Value Award” means any Award other than an Option or Stock Appreciation Right.
(w) “Good Reason” has the meaning set forth in Section 10(e).
(x) “Grant Date” means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.
(y) “Incentive Stock Option” means any Option that is designated in the applicable Award Agreement as an “incentive stock option” within the meaning of Section 422 of the Code, and that in fact so qualifies.
(z) “Individual Agreement” means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.
(aa) “Nonqualified Option” means any Option that is not an Incentive Stock Option.
(bb) “Option” means an Incentive Stock Option or a Nonqualified Option granted under Section 5.
(cc) “Other Stock-Based Award” means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.
(dd) “Participant” means an Eligible Individual to whom an Award is or has been granted.
(ee) “Performance Goals” means the performance goals, if any, established by the Committee in connection with the grant of an Award.

(ff) “Performance Period” means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured; provided, that such period shall be no shorter than a fiscal quarter.
(gg) “Performance Unit” means any Award granted under Section 8 of a unit valued by reference to a designated amount of cash, Shares or other property, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.
(hh) “Plan” means this Banc of California, Inc. Amended and Restated 2018 Omnibus Stock Incentive Plan, as set forth herein and as hereafter amended from time to time.
(ii) “Replaced Award” has the meaning set forth in Section 10(b).
(jj) “Replacement Award” has the meaning set forth in Section 10(b).
(kk) “Restricted Stock” means an Award granted under Section 6.
(ll) “Restricted Stock Unit” has the meaning set forth in Section 7.
(mm) “Retirement” means, unless otherwise set forth in an Award Agreement, the Participant’s Termination of Employment after the attainment of age 65 or the attainment of age 55 and at least 15 years of service.
(nn) “Share” means a share of Common Stock.
(oo) “Stock Appreciation Right” has the meaning set forth in Section 5(b).
(pp) “Subsidiary” means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a majority of the voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.
(qq) “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary of the Company or with which the Company or any Subsidiary of the Company combines.
(rr) “Tandem SAR” has the meaning set forth in Section 5(b).
(ss) “Term” means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.
(tt) “Termination of Employment” means the termination of the applicable Participant’s employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, (i) if a Participant’s employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment and (ii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.
Section 2. Administration
(a) Committee. The Plan shall be administered by the Joint Compensation, Nominating and Corporate Governance Committee of the Board or such other committee of the Board or subcommittee as the Board may from time to time designate (the “Committee”), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable stock exchange on which the Common Stock is traded. The Board may exercise discretion to administer the Plan in lieu of the Committee, in which case, references herein to the Committee shall be deemed to refer to the Board. The Committee shall, subject to Section 12, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:
(i) to select the Eligible Individuals to whom Awards may from time to time be granted;
(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;
(iii) to determine the number of Shares to be covered by each Award granted hereunder;
(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;
(v) subject to Section 13, to modify, amend or adjust the terms and conditions of any Award;
(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;
(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);
(viii) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines, including, without limitation, in the case of a Participant’s Termination of Employment for Retirement;
(ix) to decide all other matters that must be determined in connection with an Award;
(x) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;
(xi) to establish any “blackout” period that the Committee in its sole discretion deems necessary or advisable; and
(xii) to otherwise administer the Plan.
(b) Procedures.
(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 12, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.
(ii) Any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.
(c) Discretion of Committee. Subject to Section 12(a), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons, including the Company, Participants, and Eligible Individuals.

(d) Cancellation or Suspension. Subject to Section 5(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended. In particular, but without limitation, all outstanding Awards to any Participant may be canceled if the Participant, without the consent of the Committee, while employed by the Company or after termination of such employment, in either case prior to a Change in Control, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or with any business in which the Company has a substantial interest, as determined by the Committee or any one or more senior managers or committee of senior managers to whom the authority to make such determination is delegated by the Committee.
(e) Award Agreements. The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Award Agreement’s being signed by the Company and the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 13 hereof.
Section 3. Common Stock Subject to Plan
(a) Plan Maximums. The maximum number of Shares and/or Options and/or Stock Appreciation Rights that may be granted pursuant to Awards under the Plan shall be (i) [  ] Shares plus (ii) the number of Shares available for new awards under the Company’s 2018 Omnibus Stock Incentive Plan (the “Prior Plan”) immediately prior to the Effective Date (collectively, the “Share Limit”). The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be equal to the Share Limit. Shares subject to an Award under the Plan may be authorized and unissued Shares. On and after the Effective Date, no new awards may be granted under the Prior Plan or the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan, as assumed by the Company following the Effective Time, it being understood that (A) awards outstanding under such plans as of the Effective Date shall remain in full force and effect under such plans according to their respective terms, and (B) to the extent that any such award under the Prior Plan is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan; provided, however, that dividend equivalents may continue to be issued under such plans in respect of awards granted under such plans which are outstanding as of the Effective Date.
(b) Limit for Non-Employee Directors. No Participant who is a non-employee director of the Company may be granted Awards covering in excess of 25,000 Shares during any calendar year.
(c) Rules for Calculating Shares Delivered. To the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan. Shares tendered or withheld to pay the exercise price of an Option and Shares tendered or withheld to satisfy tax withholding obligations with respect to any Award shall not be available for future Awards under the Plan. To the extent that Shares are delivered pursuant to the exercise of a Stock Appreciation Right (whether a Tandem SAR or a Free-Standing SAR), the number of underlying Shares as to which the exercise related shall be counted against the Share Limit, as opposed to only counting the net Shares issued.
(d) Adjustment Provision. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company’s direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Company or any of its Subsidiaries (each, a “Corporate Transaction”), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Company’s stockholders (each, a “Share Change”), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards (or the cancellation of any out-of-the money Option or Stock Appreciation Right without any consideration being paid in connection with such cancellation), as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis or other the Company’s SEC filings.
(e) Section 409A. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(d) to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either (A) the Awards continue not to be subject to Section 409A of the Code or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.
(f) Minimum Vesting. All Awards (excluding Substitute Awards) granted pursuant to the Plan shall have at the time of grant a minimum vesting period of at least one year from the date of grant, provided, that Awards for up to 5% of the Share Limit may provide for a shorter vesting period at the time of grant.
(g) Dividends and Dividend Equivalents. In no event shall dividends or dividend equivalents be paid with respect to Options or Stock Appreciation Rights. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that such Award is outstanding, such dividends (or dividend equivalents) shall, as determined by the Committee and set forth in the applicable Award Agreement, either (i) not be paid or credited with respect to such Award, (ii) be accumulated and deferred but remain subject to vesting requirement(s) to the same extent as the applicable Award and only be paid at the time or times such vesting requirement(s) are satisfied or (iii) in the case of cash dividends paid with respect to an Award of Restricted Stock, be reinvested in additional Restricted Stock held subject to the vesting of the underlying Restricted Stock, in accordance with Section 6(b)(iii).
(h) Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary of the Company or the Company’s or any Subsidiary of the Company’s acquisition of an entity’s property or stock, the Committee may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Committee deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan.
Section 4. Eligibility
Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).
Section 5. Options and Stock Appreciation Rights
(a) Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.
(b) Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be “Tandem SARs” which are granted in conjunction with an Option, or “Free-Standing SARs” which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share at the time of exercise over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.
(c) Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.
(d) Exercise Price. The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and, except with respect to Substitute Awards, shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date, provided, that in the case of an Incentive Stock Option granted to an owner of more than 10% of the Shares, the exercise price per Share shall not be less than 110% of the Fair Market Value on the applicable Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Award or new Option or Free-Standing SAR with a lower exercise price, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a “repricing” of such Option or Free-Standing SAR, or to cancel any Option or Free-Standing SAR with an exercise price that is above the then-current Fair Market Value of a Share, in exchange for cash, property or other securities, unless, in each case, such amendment, cancellation, or action is approved by the Company’s stockholders.
(e) Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date, provided, that in the case of an Incentive Stock Option granted to an owner of more than 10% of the Shares, the Term shall not exceed five years from the Grant Date.
(f) Vesting and Exercisability. Except as otherwise provided herein and subject to Section 3(f), Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under the Plan or any other plan of the Company and its subsidiaries or parent corporation) shall not exceed $100,000.
(g) Method of Exercise. Subject to the provisions of this Section 5, Options and Stock Appreciation Rights may be exercised, in whole or in part, at any time during the applicable term by giving written notice of exercise to the Company specifying the number of shares of Common Stock as to which the Option or Stock Appreciation Right is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept or, if approved by the Committee, payment, in full or in part and in any combination, may also be made as follows:
(i) Payments may be made in the form of unrestricted shares of Common Stock (by delivery of such shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised).
(ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.
(iii) Payment may be made by instructing the Company to withhold a number of shares of Common Stock having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of shares of Common Stock in respect of which the Option shall have been exercised.
(h) Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends) when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 15(a), and (iii) in the case of an Option, has paid in full for such Shares.
(i) Nontransferability of Options and Stock Appreciation Rights. No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant’s family members, whether directly or indirectly or by means of a trust or partnership or otherwise (for purposes of this Plan, unless otherwise determined by the Committee, “family member” shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto). A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(i), it being understood that the term “Participant” includes such guardian, legal representative and other transferee; provided, however, that the term “Termination of Employment” shall continue to refer to the Termination of Employment of the original Participant.
(j) Termination of Employment. A Participant’s Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Employment, except as set forth below:
(i) Upon a Participant’s Termination of Employment for any reason other than death, Disability, Retirement or Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised, to the extent it was then exercisable, at any time until the earlier of (A) the ninetieth (90th) day following such Termination of Employment and (B) expiration of the Term thereof;
(ii) Upon a Participant’s Termination of Employment by reason of the Participant’s death, any Option or Stock Appreciation Right held by the Participant shall vest in full and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the earlier of (i) the third anniversary of the date of such death and (ii) the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof; and
(iii) Upon a Participant’s Termination of Employment by reason of Disability, any Option or Stock Appreciation Right held by the Participant shall vest in full and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof.
(k) Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 6. Restricted Stock
(a) Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:
“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Banc of California, Inc. Amended and Restated 2018 Omnibus Stock Incentive Plan and an Award Agreement. Copies of such Plan and Award Agreement are on file at the offices of Banc of California, Inc., 3 MacArthur Place, Santa Ana, California 92707.”
The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.
(b) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:
(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of an Award of Restricted Stock upon the continued employment or service of the applicable Participant, or (B) the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued employment or service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient.
(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply (the “Restriction Period”), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.
(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted

Stock, including, if applicable, the right to vote the Shares and, subject to Section 3(g), the right to receive upon the vesting of the Shares any cash dividends paid on the Shares during the Restriction Period. If so determined by the Committee in the applicable Award Agreement and subject to Section 15(f), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall instead be reinvested in additional Restricted Stock held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.
(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.
(v) Upon a Participant’s Termination of Employment by reason of death or Disability, any then-remaining portion of the Restriction Period with respect to the Participant’s Award of Restricted Stock shall lapse as of the date of termination. Upon a Participant’s Termination of Employment for any other reason during the Restriction Period with respect to the Participant’s Award of Restricted Stock, all Shares of Restricted Stock still then subject to the Restriction Period shall become forfeited. Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 7. Restricted Stock Units
(a) Nature of Awards. Restricted stock units and deferred share rights (together, “Restricted Stock Units”) are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.
(b) Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:
(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of Restricted Stock Units upon the continued employment or service of the applicable Participant, or (B) the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued employment or service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee or in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.
(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply (the “Restriction Period”), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.
(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Sections 3(g) and 14(e)).
(iv) Upon a Participant’s Termination of Employment by reason of death or Disability, any then-remaining portion of the Restriction Period with respect to the Participant’s Award of Restricted Stock Units shall lapse as of the date of termination. Upon a Participant’s Termination of Employment for any other reason during the Restriction Period with respect to the Participant’s Award of Restricted

Stock Units, all Restricted Stock Units still then subject to the Restriction Period shall become forfeited. Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 8. Performance Units.
Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit, provided, that the Performance Period shall be no less than a fiscal quarter. The conditions for grant or vesting and the other provisions of Performance Units (including without limitation any applicable Performance Goals and the effect of a Participant’s Termination of Employment during the Performance Period and/or prior to vesting of the Performance Units) shall be set forth in the applicable Award Agreement and need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement.
Section 9. Other Stock-Based Awards; Cash Awards
(a) Other Stock-Based Awards. Other Stock-Based Awards may be granted under the Plan, provided, that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant.
(b) Cash Awards. Awards may be granted under the Plan that are payable solely in cash, as deemed by the Committee to be consistent with the purposes of the Plan, and such Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time. Cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.
Section 10. Change in Control Provisions
(a) General. The provisions of this Section 10 shall, subject to Section 3(d) and Section 10(e), apply notwithstanding any other provision of the Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.
(b) Impact of Change in Control. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement: (i) all then-outstanding Options and Stock Appreciation Rights (other than performance-based Options and Stock Appreciation Rights) shall become fully vested and exercisable, and all Full-Value Awards (other than performance-based Full-Value Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (any award meeting the requirements of Section 10(c), a “Replacement Award”) is provided to the Participant pursuant to Section 3(d) to replace such Award (any award intended to be replaced by a Replacement Award, a “Replaced Award”), and (ii) (A) any performance-based Option or Stock Appreciation Right that is not replaced by a Replacement Award shall vest and become exercisable with respect to the portion of such performance-based Option or Stock Appreciation Right that is deemed to be earned as set forth below, and (B) any performance-based Full-Value Award that is not replaced by a Replacement Award shall vest and become payable with respect to the portion of such performance-based Full-Value Award that is deemed to be earned as set forth below. In determining the extent to which a performance-based Award is deemed to be earned for purposes of clause (ii) above, all applicable Performance Goals shall be deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period), in each case, with the resulting number of Shares underlying such Awards multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the

Change in Control, and the denominator of which is the number of days in the applicable Performance Period; provided, however, that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such performance-based Awards have been fully achieved as of the date of such Change in Control.
(c) Replacement Awards. An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control, except that, (i) if the Award related to Shares, the Award may confer the right to receive common equity of the acquiring entity (or cash or such other security or entity as may be determined by the Committee, in its sole discretion, pursuant to Section 3(d) hereof) and (ii) if the Award was subject to the achievement of performance conditions, the performance conditions applicable to the Award may be deemed to be achieved upon the Change in Control at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period), and the Award may thereafter remain subject only to the achievement of time-based vesting conditions through the end of the previously applicable performance period. The determination of whether the conditions of this Section 10(c) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.
(d) Termination of Employment. Unless otherwise provided in an Award Agreement, upon a Termination of Employment of a Participant occurring upon or during the two years immediately following the date of a Change in Control by reason of death, Disability or Retirement, by the Company without Cause, or by the Participant for Good Reason, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in an amount equal to the full value of such Replacement Award, and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of the Plan to the contrary, any Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised, until (A) in the case of an Incentive Stock Option, the last date on which such Incentive Stock Option would be exercisable in the absence of this Section 10(d), and (B) in the case of a Nonqualified Option or a Stock Appreciation Right, the later of (x) the last date on which such Nonqualified Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(d) and (y) the earlier of (1) the third anniversary of such Change in Control and (2) expiration of the Term of such Nonqualified Option or Stock Appreciation Right.
(e) Definition of Change in Control. For purposes of the Plan:
“Change in Control” shall mean any of the following events, in each case, occurring after the Effective Date:
(i) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (z) any acquisition pursuant to a transaction that complies with clauses (iii) (A), (iii)(B) and (iii)(C) below;
(ii) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;
(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, greater than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more Subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or
(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.
Notwithstanding the foregoing, (A) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur, and (B) solely for purposes of determining the timing of any payment pursuant to any Award constituting a “deferral of compensation” subject to Section 409A of the Code, a Change in Control shall mean a “change in the ownership” of the Company or the Bank, a “change in the effective control” of the Company or the Bank or a “change in the ownership of a substantial portion of the assets” of the Company or the Bank, as such terms are defined in Treasury Regulation § 1.409A-3(i)(5).
“Good Reason” shall mean (A) a material adverse change in the Participant’s authority, duties or responsibilities as in effect immediately prior to the Change in Control; (B) a material reduction in the Participant’s base salary or annual bonus opportunity, in each case as in effect immediately prior to the Change in Control; or (C) the reassignment of the Participant’s place of employment to an office location more than 35 miles from the Participant’s then-current place of employment; provided, that to invoke a termination with Good Reason, the Participant must provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) – (C) above within sixty (60) days following the initial existence of such condition or conditions, and the Company shall have thirty (30) days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition if such condition is reasonably subject to cure. In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant’s “separation from service” (with the meaning of Section 409A) must occur, if at all, within sixty (60) days following such Cure Period in order for such termination as a result of such condition to constitute a termination with Good Reason.
(f) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and permitted pursuant to Section 12(b). Nothing in this Section 10 shall preclude the Company from settling upon a Change in Control an Award if it is not replaced by a Replacement Award, to the extent effectuated in accordance with Treasury Regulation § 1.409A-3(j)(ix) of the Treasury Regulations.
Section 11. Clawback.
Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement or otherwise providing for clawback of Awards granted under this Plan).
Section 12. Section 16(b); Section 409A
(a) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act (“Section 16(b)”). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).
(b) The Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A shall be amended to comply with Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A. In the case of amounts not intended to be deferrals of compensation subject to Section 409A, such as, but not limited to, annual incentive Awards, payment or settlement of amounts under such Awards shall occur not later than March 15 of the year following the year in which the Participant has a legally-binding right to payment or settlement. In the case of amounts intended to be deferrals of compensation subject to Section 409A, the initial deferral election shall be made and become irrevocable no later than December 31 of the year immediately preceding the year in which the Participant first performs services related to such compensation, provided, that the timing of such initial deferral election may be later as provided in Section 409A with respect to initial participation in the Plan and for “performance-based compensation” as defined under Section 409A. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that a Participant is a “specified employee” within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code that would otherwise be payable during the six-month period immediately following a Participant’s “separation from service” within the meaning of Section 409A of the Code (“Separation from Service”) shall instead be paid or provided on the first business day after the date that is six months following the Participant’s Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant’s estate within thirty (30) days after the date of the Participant’s death. With respect to any Award that is not exempt from Section 409A, all references in this Plan to a termination of employment or service or a “separation from service” shall mean a cessation or reduction in the Participant’s services for the Company (and any other affiliated entities that are deemed to constitute a “service recipient” as defined in Treasury Regulation §1.409A-1(h)(3)) that constitutes a “Separation from Service” as determined under Section 409A of the Code, taking into account all of the facts, circumstances, rules and presumptions set forth in Treasury Regulation §1.409A-1(h).
Section 13. Term, Amendment and Termination
(a) Effectiveness. The Plan was approved by the Board on August 25, 2023, subject to and contingent upon approval by the Company’s stockholders and the occurrence of the “Effective Time”, as such term is defined in that certain Agreement and Plan of Merger by and among PacWest Bancorp, the Company and Cal Merger Sub, Inc., dated as of July 25, 2023. Subject to the foregoing conditions, the Plan will be effective as of the Effective Time (the “Effective Date”).
(b) Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.
(c) Amendment of Plan. The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, Applicable Exchange listing standards or accounting rules. In addition, no amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange as may be required on or after the date hereof.
(d) Amendment of Awards. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange listing standards or accounting rules.
Section 14. Unfunded Status of Plan
It is presently intended that the Plan constitute an “unfunded” plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.
Section 15. General Provisions
(a) Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.
(b) Consistent with Law and Regulation. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Affiliates shall have any obligation to issue or deliver any certificate or certificates for Shares, issue Shares, make any payment, provide any compensation, or take (or refrain from taking) any action that the Company determines would be prohibited by, or inconsistent with, any applicable law or regulation, including 12 C.F.R. part 359.

(c) Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees or directors.
(d) No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.
(e) Withholding Taxes. Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations as determined by the Company; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from such delivery Shares or other property, as applicable, or (ii) by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations as determined by the Company. Such withheld Shares or other property or already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Company.
(f) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then-outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 15(f).
(g) Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant’s death are to be paid or by whom any rights of such eligible Individual, after such Participant’s death, may be exercised.
(h) Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Maryland, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.
(i) Non-Transferability. Except as otherwise provided in Section 5(i) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.
(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.
(k) Deferrals. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or (except with respect to Options and Stock Appreciation Rights) dividend equivalents, with respect to the number of shares covered by the Award, as determined by the Committee in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Notwithstanding the foregoing, dividends and dividend equivalents with respect to Awards may not be paid until vesting (if any) of such Awards, and the Committee shall not take or omit to take any action that would result in the imposition of penalty taxes under Section 409A of the Code.

Annex K

July 25, 2023

The Board of Directors
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Banc of California, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “First Step Merger”) of a wholly-owned subsidiary of the Company with and into PacWest Bancorp (the “Merger Partner”), with the Merger Partner surviving. Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Cal Merger Sub, Inc. (“Merger Sub”), and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Merger Partner, the Company or Merger Sub (in each case other than Exception Shares (as defined in the Agreement)), will be converted into the right to receive 0.6569 shares (the “Exchange Ratio”) of the Company's common stock, par value $0.01 per share (the “Company Common Stock”). The Agreement further provides that, following the First Step Merger, the Merger Partner will be merged with and into the Company (the “Second Step Merger”), with the Company surviving the Second Step Merger. The First Step Merger and the Second Step Merger, together and not separately, are referred to herein as the “Transaction”.
In connection with preparing our opinion, we have (i) reviewed a draft dated July 21, 2023 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) at the Company’s direction, reviewed and relied upon for our opinion and analysis (A) certain publicly available financial forecasts relating to the business and financial prospects of the Company, derived from a consensus of selected research analysts that were identified by the Company’s management and, with the guidance and assistance of the Company’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by the Company’s management as reasonable for our use in our opinion and analysis) (such extrapolated Company forecasts being sometimes referred to herein as the “Company Forecasts”), (B) certain internal financial forecasts relating to the business and financial prospects of the Merger Partner prepared by the Merger Partner, and, with the guidance and assistance of the Company’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by the Company’s management as reasonable for our use in our opinion and analysis) (such extrapolated Merger Partner forecasts being sometimes referred to herein as the “Merger Partner Forecasts” and, together with the Company Forecasts, the “Forecasts”) and (C) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction provided to us by the management of the Company (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Merger Partner with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Merger Partner and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Merger Partner, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on the Financial Forecasts and the Synergies, we have assumed with your consent that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate or, in the case of the Company Forecasts, that they represent a reasonable basis upon which to evaluate the expected future results of operations and financial condition of the Company. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, we have assumed that the proposed equity financing from investment funds managed by Warburg Pincus LLC (“Warburg”) and Centerbridge Partners, L.P. (“Centerbridge”) or certain other investors, balance sheet repositioning and sale of non-core businesses will occur on the terms and in the time frame described by management of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Warburg, for which we have received customary compensation. Such services during such period have included acting as sole financial advisor on Warburg’s acquisition of Exeter Finance LLC in November 2021, as joint lead bookrunner on a bond offering in October 2022 and as lead arranger and bookrunner on a credit facility in November 2022. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Warburg portfolio companies for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting, debt underwriting and financial advisory services to Warburg portfolio companies. In addition, during the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with certain portfolio companies of Centerbridge for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting and debt underwriting to Centerbridge portfolio companies. Our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Warburg, Warburg portfolio companies, Centerbridge and Centerbridge portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex L

July 25, 2023
Board of Directors
PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212
Ladies and Gentlemen:
PacWest Bancorp (“PacWest”), Banc of California, Inc. (“BANC”) and Cal Merger Sub, Inc., a wholly-owned subsidiary of BANC (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will, subject to the terms and conditions set forth therein, merge with and into PacWest (the “Merger”) so that PacWest is the surviving company in the Merger (the “Surviving Entity”), and immediately following the Merger, the Surviving Entity will be merged with and into BANC. As set forth in the Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of PacWest, par value $0.01 per share (“PacWest Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Exception Shares, shall be converted into the right to receive 0.6569 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of BANC (the “BANC Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of PacWest Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement; (ii) certain publicly available financial statements and other historical financial information of PacWest that we deemed relevant as well as preliminary financial information for PacWest for the quarter ended June 30, 2023, as provided by the senior management of PacWest; (iii) certain publicly available financial statements and other historical financial information of BANC that we deemed relevant as well as preliminary financial information for BANC for the quarter ended June 30, 2023, as provided by the senior management of BANC; (iv) internal financial projections for PacWest for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PacWest; (v) publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives; (vi) the relative contributions of assets, liabilities, equity and earnings of PacWest and BANC to the combined entity; (vii) the pro forma financial impact of the Merger on BANC based on certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the Closing of the Merger, as provided by the senior management of BANC and its representatives; (viii) the publicly reported historical price and trading activity for PacWest Common Stock and BANC Common Stock, including a comparison of certain stock trading information for PacWest Common Stock and BANC Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for PacWest and BANC with similar financial institutions for which information is publicly available; (x) the financial and non-financial terms of certain recent merger of equal transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of PacWest and its representatives the business, financial condition, results of operations and prospects of PacWest and held similar discussions with certain members of the senior management of BANC and its representatives regarding the business, financial condition, results of operations and prospects of BANC.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by PacWest, BANC or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of PacWest and BANC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PacWest or BANC, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of PacWest or BANC, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of PacWest or BANC, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to PacWest or BANC or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for PacWest and BANC and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used internal financial projections for PacWest for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PacWest. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for CECL accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the Closing of the Merger, as provided by the senior management of BANC and its representatives. With respect to the foregoing information, the respective senior managements of PacWest and BANC confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of PacWest and BANC, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in PacWest’s or BANC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that PacWest and BANC will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on PacWest, BANC, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of PacWest Common Stock or BANC Common Stock at any time or what the value of BANC Common Stock will be once the shares are actually received by the holders of PacWest Common Stock.
We have acted as PacWest’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. PacWest has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler and its affiliates provided certain other investment banking services to PacWest. In summary, Piper Sandler and its affiliates acted as (i) introducing broker to PacWest in connection with the sale of certain assets, which transaction occurred in May 2023 and for which Piper Sandler received approximately $600,000 in compensation, (ii) underwriter in connection with PacWest’s offer and sale of preferred stock, which transaction occurred in June 2022 and for which Piper Sandler received approximately $5.5 million in compensation, and (iii) financial advisor in connection with Pacific Western Bank’s acquisition of Homeowners Association (HOA) Services Division, which transaction closed in October 2021 and for which Piper Sandler received approximately $6 million in compensation. As you are aware, Piper Sandler provided certain investment banking services to BANC in the two years preceding the date hereof. In summary, Piper Sandler acted as financial advisor to BANC in connection with BANC’s acquisition of Pacific Mercantile Bancorp, which transaction closed in October 2021 and for which Piper Sandler received approximately $1.5 million in compensation. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to PacWest, BANC and their respective affiliates. We may also actively trade the equity and debt securities of PacWest, BANC and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of PacWest in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of PacWest as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of PacWest Common Stock and does not address the underlying business decision of PacWest to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for PacWest or the effect of any other transaction in which PacWest might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any PacWest officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of PacWest Common Stock from a financial point of view.
Very truly yours,

Annex M
Supplemental PACW Disclosures
Set forth below are supplemental disclosures by PacWest Bancorp (“PACW”) to the information provided in the joint proxy statement / prospectus on Form S-4 filed on September 29, 2023.
1.	The following information supplements the information provided under the heading “Asset/Liability Management and Interest Rate Sensitivity” starting on page 178 of Annex L.
The PACW board of directors oversees, and annually approves, upon recommendation of its Risk Committee, the Risk Appetite Statement. The Risk Appetite Statement sets forth “low”, “medium”, and “high” risk ranges for interest rate risk (“IRR”), based on the proximity of reported results to pre-established limits (the “IRR Limits”) set forth in PACW’s Asset Liability Management Policy (the “ALCO Policy”). Generally, the “low” range represents measured results less than or equal to 50% of the policy limit, the “medium” range represents measured results approximately 50% to 80% of the policy limit, and the “high” range represents measured results greater than 80% of the policy limit.
On a monthly basis, PACW measures its IRR position using two methods: (i) Net Interest Income (“NII”) simulation analysis and (ii) Market Value of Equity (“MVE”) modeling. The Executive Asset-Liability Management (“ALM”) Committee and the Finance Committee of the PACW board of directors review the results of these analyses monthly and quarterly, respectively. As discussed in more detail below, if projected changes to interest rates cause changes to PACW’s simulated net present value of equity and/or net interest income outside PACW’s IRR Limits, PACW may adjust its asset and liability mix in an effort to bring its IRR exposure within PACW’s established limits.
The pre-established IRR Limits are recommended by management, determined based on analytical review and available peer data published by regulatory agencies about the IRR Limits utilized by other regional banks, and documented in PACW’s ALCO Policy. The ALCO Policy is approved by the Executive ALM Committee and the Finance Committee of the PACW board of directors annually. The most recent approval occurred at the Finance Committee meeting on February 7, 2023. PACW believes its ALCO Policy IRR Limits are consistent with prevailing practices in the regional banking industry. Historically, there have not been material changes to the IRR Limits from year to year, and there were no changes to the IRR Limits during the year ended December 31, 2022 and the six months ended June 30, 2023.
The following table summarizes the IRR Limits set forth in PACW’s ALCO Policy as of December 31, 2022 and June 30, 2023:
	Maximum Allowable Decrease
Static Balance Sheet	Year 1 Net Interest Income Simulation Analysis (NII)	Year 2 NII	Market Value of Equity (MVE)
Interest Rate Scenario:
Up or down 100 basis points	(7.5)%	(10)%	(15)%
Up or down 200 basis points	(10)%	(12.5)%	(20)%
Up or down 300 basis points	(15)%	(15)%	(25)%
Up or down 400 basis points	(20)%	(20)%	(30)%
PACW uses a balance sheet simulation model (the “IRR Model”) to estimate changes in NII and MVE that would result from immediate and sustained changes in interest rates as of the measurement date. This IRR Model assesses the changes in NII and MVE that would occur in response to an instantaneous and sustained increase and decrease in market interest rates of 100, 200, 300 and 400 basis points. This model is an IRR management tool, and the results are not necessarily an indication of PACW’s future net interest income. The IRR Model has inherent limitations and the model’s results are based on a given set of rate changes and assumptions at a single point in time.
The IRR Model is updated monthly (except January and July), and the IRR Model results are reported to the Executive ALM Committee and the Finance Committee of the PACW board of directors at each monthly or quarterly meeting, as applicable. From January 2022 through February 2023, the IRR Model results were within IRR Limits and reflected generally “low” estimated IRR. The unanticipated deposit outflows that PACW experienced in March through May 2023 resulted in a material change to PACW’s funding mix, with approximately $9.0 billion of customer deposits withdrawn and replaced by more rate-sensitive brokered deposits and borrowings. When the funding mix shift occurred, IRR increased, and when PACW reported the results of the March 2023 IRR model to the Executive ALM Committee and the Finance Committee, it noted that the risk had shifted to the high-risk range in some categories. In response to being notified of the increase in risk, each of the committees requested, and received, frequent updates from management on developments with respect to PACW’s IRR, and the committee members spent significant time discussing alternative strategies to manage IRR. In June 2023, PACW immediately reported to the Executive ALM Committee and the Finance Committee that IRR Limits had been breached, meaning that the measured change was greater than that allowable by the IRR Limits. At no point did the Executive ALM Committee or the Finance Committee of the PACW board of directors approve a risk profile that did not conform to the risk tolerances of PACW management or the PACW board of directors.
The ALCO Policy requires that PACW management provide immediate notice to the Executive ALM Committee and Finance Committee upon determining that IRR Limits have been breached and the exceptions are material to PACW. Further, the ALCO Policy requires management to formulate a plan to correct the policy exceptions. During the banking stress event from March through May 2023, PACW management continually kept the Executive ALM Committee and Finance Committee informed of the IRR and liquidity stresses PACW was facing. As further discussed below, PACW management formulated a strategic plan to retain customers and attract new customer deposits and, consistent with its previously disclosed strategy, PACW began to reposition the balance sheet by selling certain large loan pools. These actions were designed to improve funding, liquidity, and the IRR profile of PACW over time. The merger with BANC is also expected to reduce the IRR of the combined company by increasing capital, reducing the volume of fixed-rate assets and paying down wholesale borrowings and brokered deposits.
2.
The following information supplements the information provided under the headings “Note 13. Derivatives” started on page 141 of Annex K and “Asset/Liability Management and Interest Rate Sensitivity” started on page 178 of Annex L.

To a limited extent, PACW utilizes interest rate swaps contracts with clients and counterparty banks for the purpose of offsetting or hedging exposures arising out of lending and borrowing transactions. PACW offers borrowers interest rate swaps under a “back-to-back” loan hedging program and offsets those “pay floating / receive fixed” contracts with borrowers with “receive fixed / pay floating” swaps with counterparty banks. The total notional balance of these offsetting hedging contracts was $107.2 million at June 30, 2023. PACW has also hedged the interest rate risk and foreign currency risk on €25.8 million of subordinated debt via a combined cross currency swap / interest rate swap, which has had the effect of hedging the foreign currency risk and fixing the Euribor-based floating rate coupon + 2.05% at a fixed rate of 2.76% through July 2025. The outputs from PACW’s NII simulation analysis and MVE modeling reflect the impact of these interest rate / currency swaps, however, the impact is not material. Further, during the year ended December 31, 2022 and the six months ended June 30, 2023, there were no changes to PACW’s hedging program described above.
3.	The following information supplements the information provided under the heading “Liquidity” started on page 78 in Annex K and under the heading “Liquidity” started on page 79 in Annex L.
SUPPLEMENTAL LIQUIDITY DISCUSSION
Year Ended December 31, 2022
PACW manages liquidity by maintaining pools of liquid assets, consisting of cash and receivables due from banks, interest-earning deposits in other financial institutions, and unpledged securities, on-balance sheet, which is referred to as primary liquidity. PACW Bank also maintains available borrowing capacity under secured credit lines with the FHLB and the Federal Reserve of San Francisco (“FRBSF”), which is referred to as secondary liquidity. The following tables provide a summary of PACW’s primary and secondary liquidity levels as of the dates indicated:

	December 31,
Primary Liquidity - On-Balance Sheet	2022	2021	2020
	(Dollars in thousands)
Cash and due from banks	$212,273	$112,548	$150,464
Interest-earning deposits in financial institutions	2,027,949	3,944,686	3,010,197
Securities available-for-sale	4,843,487	10,694,458	5,235,591
Securities held-to-maturity	2,110,472	—	—
Less: pledged securities	(2,872,760)	(532,418)	(449,330)
Total primary liquidity	$6,321,421	$14,219,274	$7,946,922

Ratio of primary liquidity to total deposits	18.6%	40.6%	31.9%
Secondary Liquidity - Off-Balance Sheet	December 31,
Available Secured Borrowing Capacity	2022	2021	2020
	(In thousands)
Total secured borrowing capacity with the FHLB	$5,772,682	$3,976,465	$3,330,715
Less: secured advances outstanding	(1,270,000)	—	(5,000)
Available secured borrowing capacity with the FHLB	4,502,682	3,976,465	3,325,715
Available secured borrowing capacity with the FRBSF	2,456,905	1,380,191	1,409,452
Total secondary liquidity	($6,959,587	$5,356,656	$4,735,167
During 2022, PACW’s primary liquidity decreased by $7.9 billion to $6.3 billion at December 31, 2022, with the main sources of the decrease being a $1.9 billion decrease in interest earning deposits in financial institutions and a $6.1 billion decrease in unpledged securities. The primary drivers for these decreases were the following two factors: (1) PACW’s liquidity at December 31, 2021 was higher than usual due to the $4.1 billion of liquidity acquired from the Homeowners Association Services Division of MUFG Union Bank, N.A. acquisition in October 2021, and (2) during 2022, liquid assets decreased due to the deployment of liquidity to fund loan growth of $5.7 billion and an outflow of venture banking deposits of $4.2 billion. PACW’s secondary liquidity increased by $1.6 billion to $7.0 billion at December 31, 2022 due mostly to an increase in available secured borrowing capacity with the FHLB and FRBSF of $2.9 billion, partially offset by an increase in FHLB advances outstanding of $1.3 billion.
During 2021, PACW’s primary liquidity increased by $6.3 billion to $14.2 billion at December 31, 2021 due mainly to a $5.5 billion increase in securities available-for-sale and a $934.5 million increase in interest-earning deposits in financial institutions, offset partially by an $83.1 million increase in pledged securities. During 2021, PACW’s secondary liquidity increased by $621.5 million to $5.4 billion at December 31, 2021 due mostly to a $650.8 million increase in available secured borrowing capacity with the FHLB, offset partially by a $29.3 million decrease in available borrowing capacity on the secured credit line with the FHLB. The $650.8 million increase in available secured borrowing capacity with the FHLB resulted primarily from a $645.8 million increase in the borrowing capacity related to pledged loans and a $5.0 million decrease in the amount borrowed from the secured borrowing line with the FHLB.
PACW’s liquidity policy includes guidelines, which are governed by PACW’s Risk Appetite Statement, for the following metrics: On-Balance Sheet Liquidity (a measurement of primary liquidity to total deposits plus borrowings), Liquidity Buffer Coverage Ratio (the ratio of cash and unpledged securities to the estimated 30 day cash outflow in a defined stress scenario), Liquidity Stress Test Survival Horizon (the number of days that PACW Bank’s liquidity buffer plus available secured borrowing capacity is sufficient to offset cumulative cash outflow in a defined stress scenario), Loan to Funding Ratio (a measurement of gross loans net of fees divided by deposits plus borrowings), Wholesale Funding Ratio (a measurement of wholesale funding divided by interest-earning assets), and other metrics developed for measuring and maintaining liquidity. At December 31, 2022, PACW was in compliance with all established liquidity policy guidelines.

Six Months Ended June 30, 2023
The following tables provide a summary of PACW’s primary and secondary liquidity levels as of the dates indicated:
Primary Liquidity - On-Balance Sheet	June 30, 2023	March 31, 2023	December 31, 2022
	(Dollars in thousands)
Cash and due from banks	$208,300	$218,830	$212,273
Interest-earning deposits in financial institutions	6,489,847	6,307,820	2,027,949
Securities available-for-sale	4,708,519	4,848,607	4,843,487
Securities held-to-maturity	2,120,812	2,157,056	2,110,472
Less: pledged securities	(6,507,892)	(6,648,945)	(2,872,760)
Total primary liquidity	$7,019,586	$6,883,368	$6,321,421

Ratio of primary liquidity to total deposits	25.2%	24.7%	18.6%
Secondary Liquidity - Off-Balance Sheet
Available Secured Borrowing Capacity	June 30, 2023	March 31, 2023	December 31, 2022
	(In thousands)
Total secured borrowing capacity with the FHLB	$4,733,716	$5,715,584	$5,722,682
Less: secured advances outstanding	—	(5,450,000)	(1,270,000)
Available secured borrowing capacity with the FHLB	4,733,716	265,584	4,502,682
Available secured borrowing capacity with the FRBSF	6,575,229	5,561,556	2,456,905
Total secondary liquidity	$ 11,308,945	$5,827,140	$6,959,587
During the first six months of 2023, PACW was subject to multiple liquidity stress events that resulted in significant changes in liquidity levels and funding structure. The stress stemmed from the deposit outflow after the failure of two regional banks, which caused ripple effects in the banking industry and adversely affected PACW Bank due to the perceived similar business profile between it and the two regional banks that failed. PACW Bank experienced deposit outflow of $6.5 billion or 19% of deposits over the period March 10 to March 17, 2023. PACW Bank experienced a second round of significant deposit outflows over the period May 1 to May 5, 2023, with an additional $2.5 billion of total deposits lost after the failure of another regional bank.
In light of these developments, PACW management activated PACW’s contingency funding plan on March 10, 2023 and took actions to stem the deposit outflows and bolster liquidity. Eventually, all available assets were pledged to borrowing lines at the FHLB and FRBSF. In addition, PACW management executed a $1.4 billion repurchase agreement collateralized by previously unpledged loans to further increase liquidity. Furthermore, PACW management utilized brokered deposits as a funding source to fill deposit gaps. Although PACW management realized the more expensive brokered deposits and borrowings would result in lower net interest income, PACW prioritized increasing liquidity to address deposit outflows and the potential for further deposit outflows.
In addition to the above, PACW management took other actions including (1) announcing on May 5, 2023 the reduction of the quarterly dividend on PACW common stock from $0.25 per share to $0.01 per share, (2) increasing the number of customers enrolled in reciprocal deposit programs, which increases the amount of FDIC insurance coverage on their account(s), to help retain these customers, (3) offering competitive promotional rates on PACW deposit products to attract new customer deposits, and (4) beginning to reposition PACW’s balance sheet and asset/liability maturity profile by reclassifying PACW’s $2.7 billion lender finance loan portfolio to held-for-sale at March 31, 2023, with the intention of selling the portfolio in the second quarter of 2023 to increase immediately available liquidity.
Notwithstanding these steps, PACW management took other actions to address liquidity shortfalls in the second quarter of 2023, including (1) selling PACW’s $2.6 billion National Construction loan portfolio, (2) selling $521 million of PACW’s Civic loan portfolio, (3) completing the sale of $2.1 billion of the lender finance loan portfolio, (4) introducing a digital account opening tool for new customers to more easily open a deposit account, and (5) partnering with a third-party vendor to begin listing PACW’s deposit products on the vendor’s online marketplace in the third quarter of 2023. PACW management also increased the amount of time deposits on-balance sheet both through core customer and brokered channels, including long-term callable brokered certificate of deposits, to increase liquidity and to help address timing differences in the maturity and repricing of assets and liabilities. Despite these actions helping to increase customer deposits in the later part of the second quarter, as of June 20, 2023, PACW was still unable to come back into compliance with the aforementioned liquidity policy guidelines.
However, at the end of the second quarter of 2023, with the sale of non-core loan portfolios completed, PACW believed it had addressed the liquidity risk present at the end of the first quarter and had also improved PACW’s capital ratios. Immediately available liquidity (on-balance sheet liquidity and unused borrowing capacity) was $17.9 billion at June 30, 2023, which exceeded uninsured deposits of $5.3 billion, with a coverage ratio of 335% as compared to a coverage ratio of 153% at March 31, 2023. Immediately available liquidity also represented 64% of total deposits at June 30, 2023.
PACW’s net interest margin and overall profitability are expected to be reduced as a result of the loan sales, and continues to be affected by elevated levels of higher-cost brokered deposits and borrowings. PACW’s current priorities are to increase customer deposits to replace brokered deposits and borrowings and to reduce operating expenses.

Annex N
Supplemental BANC Disclosures
Set forth below are supplemental disclosures by Banc of California, Inc. (“BANC”) to the information provided in the joint proxy statement / prospectus on Form S-4 filed on September 29, 2023.
1.	The following information supplements disclosure of the combined company’s liquidity and capital resources.
The combined company and the surviving bank, upon consummation of the mergers and the bank merger, are expected to have primary sources of liquidity and secondary sources of liquidity as described below. The information provided below is based on BANC and PACW’s current expectations and is not a guaranty or assurance that the below amounts or sources of liquidity will be available to the combined company.
Combined Company
Primary Sources of Liquidity: The primary sources of liquidity for the combined company, on a stand-alone holding company basis, are expected to be dividends and intercompany tax payments from the surviving bank, outside borrowing, and the combined company’s ability to raise capital and issue debt securities. Dividends from the surviving bank are expected to be largely dependent upon the surviving bank’s earnings. The surviving bank is subject to various statutory and regulatory restrictions on its ability to pay dividends. In addition, the banking agencies regulating the surviving bank may generally prohibit or limit the surviving bank from paying dividends if such payment is deemed to constitute an unsafe or unsound practice. Any dividend paid by the surviving bank would also be limited in order for the surviving bank to maintain certain minimum capital ratios plus the capital buffer to avoid additional restrictions.
Secondary Sources of Liquidity: As secondary sources of liquidity, the combined company is expected to have a $50.0 million revolving line of credit and may from time to time access the capital markets including by issuing additional shares of capital stock, as determined by the combined company.
Surviving Bank
Primary Sources of Liquidity: The surviving bank’s primary liquidity is expected to be represented by cash and cash equivalents and unpledged available-for-sale securities, which is expected to be a product of its operating, investing, and financing activities. The primary sources of funds are expected to be deposits, payments on and maturities of outstanding loans, investment securities and other short-term investments and funds provided from operations. The following table presents the pro forma primary liquidity of the surviving bank upon consummation of the mergers and the bank merger:
($000s)	Total
Cash	$7,556,463,300
Liquid Securities	280,716,565
Total Primary Liquidity	$7,837,179,866
Secondary Sources of Liquidity: The surviving bank is expected to generate cash through secured and unsecured secondary sources of funds. The surviving bank is expected to maintain pre-established secured lines of credit with the Federal Home Loan Bank (“FHLB”) and the Federal Reserve Bank of San Francisco (“FRB”) as secondary sources of liquidity to provide funds for lending and investment activities and to enhance interest rate risk management and liquidity risk management. The surviving bank is expected to have FHLB borrowing capacity of approximately $5.17 billion. Upon consummation of the mergers and the bank merger, the pro forma remaining capacity from the FHLB is expected to be approximately $3.95 billion. The surviving bank is expected to have combined borrowing capacity of approximately $10.02 billion through the FRB Borrower-in-Custody (BIC) Discount Window, Depositary Trust Company (DTC) Discount Window and Bank Term Funding Programs (“BFTP”).
N-1

In addition, the surviving bank is expected to have additional sources of secondary liquidity through pre-established unsecured FRB funds lines with correspondent banks, and its ability to obtain brokered deposits. The following table presents the pro forma secondary liquidity of the surviving bank based on information as of June 30, 2023 and giving effect to the balance sheet repositioning discussed elsewhere in the joint proxy statement/prospectus:
($000s)	Total Borrowing Capacity	Total Usage	Remaining Capacity
Secured Borrowings:
FHLB	$5,179,979	$ 1,224,801	$3,955,178
FRB
BIC Discount Window	6,136,484	340,002	5,796,482
DTC Discount Window	201,944	—	201,944
BTFP	3,663,635	—	3,663,635
Total FRB	10,002,063	340,002	9,662,060
Total Secured	15,182,042	1,564,803	13,617,239
Unsecured Fed Funds	640,000	—	640,000
Total Secured and Unsecured Borrowings (Secondary Liquidity)	15,822,042	1,564,803	14,257,239
Brokered	6,778,407	6,618,231	160,176
Total Secondary Liquidity and Brokered	$22,600,449	$ 8,183,034	$ 14,417,415
The surviving bank is expected to have total primary liquidity of approximately $7.83 billion and total secondary liquidity of approximately $14.28 billion for total liquidity of approximately $22.12 billion. Additionally, upon the consummation of the mergers and the bank merger, brokered deposits capacity is expected to be approximately $160 million and total liquidity capacity is expected to be approximately $22.28 billion.
2.	The following information supplements disclosure of the combined company’s planned liquidity policy guidelines and metrics.
Effective liquidity oversight is an integral part of the BANC’s management framework. BANC’s liquidity policy includes guidelines, which are governed by BANC’s Risk Appetite dashboard using the following metrics:
•	Total Loans / Total Deposits
•	(Cash and Cash Equivalents + unpledged securities) / Total Assets
•	(Primary Liquidity + Secondary Liquidity) / Total Assets
•	Total Securities / Total Assets
•	Total Noninterest-Bearing Deposits / Total Deposits
•	Number of Top Depositors (not collateralized) with >2% of Total Deposits / Dollar Amount of such Deposits
•	Wholesale Funding (excluding products having a maturity of more than five years) / Total Funding
•	Uninsured Deposits / Total Deposits
The combined company is expected to manage liquidity in a similar fashion as BANC’s current management framework, maintaining duration limits as a function of primary liquidity, along with other critical “Liquidity,” “Funding,” and “Investment” tolerances. The combined company is also expected to maintain minimum policy requirements as they relate to fixed operating expenses, debt service expenses, and common dividends.
N-2

Annex O
Recent Developments
Both BANC and PACW are in the process of preparing their respective earnings disclosures and Quarterly Reports on Form 10-Q for the third quarter of 2023 (the “Q3 Form 10-Qs”), which are expected to include respective disclosures on recent developments. The Q3 Form 10-Qs will be incorporated by reference into this joint proxy statement/prospectus. As part of the disclosures included in the third quarter earnings disclosure and the Q3 Form 10-Q of BANC, BANC expects to provide updates to certain portions of the estimated pro forma balance sheet and key metrics, which are expected to include a qualitative discussion on the current economic and interest rate environment and potential impact such environment may have on the pro forma financials of the combined company. For example, since the date of the public announcement of the mergers, the increase in interest rates has led to greater losses in the PACW available-for-sale securities portfolio and a decreased Accumulated Other Comprehensive Income (AOCI), which is expected to decrease tangible common equity of the combined company at the time of closing.
O-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
The following summary is qualified in its entirety by reference to the complete text of the BANC charter and BANC bylaws.
Section 2-418 of the Maryland General Corporation Law (the “MGCL”) provides that a corporation may indemnify directors, officers, employee or agents of the corporation against judgements, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of service as a director, officer, employee or agent of the corporation unless (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful.
Section 2-418 also provides that where a person is a defendant in a proceeding by or in the right of the corporation, the person may not be indemnified if the person is found liable to the corporation. Section 2-418 further provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit to such person in which he or she was found liable on the basis that personal benefit was improperly received. Section 2-418 provides that, unless limited by the corporation’s charter, a person found liable to the corporation in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.
Section 2-418 provides that, unless limited by the corporation’s charter, a director or an officer who is successful, on the merits or otherwise, in defense of any proceeding or any claim, issue or matter in the proceeding, must be indemnified against reasonable expenses incurred by the person in connection with the proceeding, claim, issue, or matter in which the director or officer has been successful. Section 2-418 also provides that a corporation may pay or reimburse reasonable expenses to a director, officer, employee or agent in advance of the final disposition of the proceeding upon the corporation’s receipt of (a) a written affirmation by the director, officer, employee or agent of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on behalf of the director, officer, employee or agent to repay the amount paid or reimbursed by the corporation if it is ultimately determined that such standard of conduct was not met.
Section 2-418 provides that indemnification under Section 2-418 is not exclusive of any other rights, by indemnification or otherwise, to which a person may be entitled under the corporation’s charter, the corporation’s bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.
Article 12 of the BANC charter provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses, and (ii) other employees and agents to the extent authorized by the BANC board of directors and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC (within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the event it will ultimately be determined that the standard of conduct has not been met and (y) a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification by BANC has been met. BANC has entered into indemnification agreements with certain of its officers and directors, which supplement the indemnification provisions of the BANC charter by contractually obligating BANC to indemnify, and to advance expenses to, such persons to the fullest extent permitted by applicable law.
Article 13 of the BANC charter further provides that directors and officers of BANC will not be liable to BANC or the BANC stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.
BANC maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of BANC.
Item 21.	Exhibits and Financial Statement Schedules
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of July 25, 2023, by and among Banc of California, Inc., Cal Merger Sub, Inc. and PacWest Bancorp (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

3.1
Second Restated Articles of Restatement of Banc of California, Inc., restated as of June 4, 2018 (incorporated by reference into Exhibit 3.2 of Banc of California, Inc.’s Current Report on Form 8-K filed on June 5, 2018).

3.2
Sixth Amended and Restated Bylaws of Banc of California, Inc., amended as of May 11, 2023 (incorporated by reference into Exhibit 3.1 of Banc of California, Inc.’s Current Report on Form 8-K filed on May 15, 2023).

3.3	Form of the Banc of California, Inc. Articles of Amendment (attached as Annex D to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).
3.4
Form of Articles Supplementary of a new class of preferred stock of Banc of California, Inc. (attached as Annex I to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

3.5
Form of Articles Supplementary of a new class of non-voting, common-equivalent stock of Banc of California, Inc. (attached as Annex E to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.1
Specimen of certificate representing Banc of California, Inc.’s common stock, par value $0.01 per share (incorporated by reference into Exhibit 4 to Banc of California, Inc.’s Registration Statement on Form S-1 filed on March 28, 2002).

4.2
Form of Deposit Agreement among Banc of California, Inc., Computershare Inc. and Computershare Trust Company, N.A., jointly acting as depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares.*

4.3	Form of Depositary Receipt (included in Exhibit 4.2 hereto).
4.4
Form of Warrant, to be issued by Banc of California, Inc. to affiliates of funds managed by Warburg Pincus LLC (attached as Annex F to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.5
Form of Warrant, to be issued by Banc of California, Inc. to certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (attached as Annex G to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.6	Form of Registration Rights Agreement (attached as Annex H to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).
5.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to validity of the BANC common stock and new BANC preferred stock to be issued pursuant to the merger agreement.
5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to validity of the BANC depositary shares to be issued in connection with the mergers.*
8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters.*
8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.*
10.1
Investment Agreement, dated July 25 2023, by and between Banc of California, Inc. and affiliates of funds managed by Warburg Pincus LLC (attached as Annex B to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

Exhibit No.	Description
10.2
Investment Agreement, dated July 25, 2023, by and between Banc of California, Inc. and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (attached as Annex C to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

10.3
Form of Voting Agreement, dated July 25, 2023, entered into by Banc of California, Inc. with each member of the board of directors PacWest Bancorp (attached as Exhibit A to Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

10.4
Form of Voting Agreement, dated July 25, 2023, entered into by PacWest Bancorp with each member of the board of directors Banc of California, Inc. (attached as Exhibit B to Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

10.5
Form of Amended and Restated Banc of California, Inc., 2018 Omnibus Stock Incentive Plan (attached as Annex J to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

21.0	Subsidiaries of Banc of California, Inc. (incorporated by reference into Exhibit 21.0 of Banc of California, Inc.’s Annual Report on Form 10-K filed on February 27, 2023).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Banc of California, Inc.
23.2	Consent of KPMG LLP, independent registered public accounting firm of PacWest Bancorp.
23.3	Consent of Silver, Freedman, Taff & Tiernan LLP (included as part of the opinion filed as Exhibit 5.1).
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of the opinion filed as Exhibit 5.2).
23.5	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.1).
23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of its opinion filed as Exhibit 8.2).
24.1	Powers of Attorney of Directors and Officers of Banc of California, Inc. (included on the signature page to this registration statement on Form S-4).*
99.1	Form of Proxy of Banc of California, Inc.**
99.2	Form of Proxy of PacWest Bancorp.**
99.3	Consent of Piper Sandler & Co.
99.4	Consent of J.P. Morgan Securities LLC.
99.5	Consent of John M. Eggemeyer, III to be named as a director.*
107	Filing Fee Table*
†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request to be filed by amendment.

*	Previously filed
**	To be filed by amendment
Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(iv)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(v)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(vi)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(vii)
That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(viii)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(ix)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(x)
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on the 16 day of October, 2023.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared Wolff
	Name:	Jared Wolff
	Title:	Chairman, President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on October 16, 2023.
Signature	Title

/s/ Jared Wolff
Jared Wolff	Chairman/President/Chief Executive Officer/Director (Principal Executive Officer)

/s/ Joseph Kauder
Joseph Kauder	Executive Vice President/Chief Financial Officer (Principal Financial Officer)

/s/ Raymond Rindone
Raymond Rindone	Executive Vice President/Chief Accounting Officer (Principal Accounting Officer)

*
James A. “Conan” Barker	Director

*
Mary A. Curran	Director

*
Shannon F. Eusey	Director

*
Bonnie G. Hill	Director

*
Denis P. Kalscheur	Director

*
Richard J. Lashley	Director

*
Joseph J. Rice	Director

*
Vania E. Schlogel	Director

Signature	Title

*
Jonah F. Schnel	Director

*
Robert D. Sznewajs	Director

*
Andrew Thau	Director

/s/ Ido Dotan
Ido Dotan
Attorney-in-fact